Form 10-K, Exhibit 13
period 1993-12-31
GATX CORP
filed 1994-03-21
CIK 40211

EXHIBIT 13

                       GATX REVIEW OF FINANCIAL OPERATIONS
                        GATX Corporation and Subsidiaries


                                       28
      Reports of GATX Management and of Ernst & Young, Independent Auditors

                                       29
      Management Discussion and Analysis (Continued on pages 37, 39 and 41)

                                       32
                       Financial Data of Business Segments

                                       36
            Statements of Consolidated Income and Reinvested Earnings

                                       38
                           Consolidated Balance Sheets

                                       40
                      Statements of Consolidated Cash Flows

                                       43
                   Notes to Consolidated Financial Statements

                                       59
   Quarterly Results of Operations (Unaudited) and Common and Preferred Stock Information

                                       60
                             Selected Financial Data

                                       62
           Prior Year's Management Discussion of Operations:  1992-91



                                BUSINESS SEGMENTS

        The following summary describes GATX's current business segments:

                         RAILCAR LEASING AND MANAGEMENT
represents General American Transportation Corporation and its foreign affiliate (Transportation), which lease and manage tank cars and other specialized railcars.

                               FINANCIAL SERVICES
   represents GATX Financial Services, which through its principal subsidiary
    GATX Capital Corporation as well as its subsidiaries and joint ventures, arranges and services the financing of equipment and other capital assets on a world-wide basis.

                             TERMINALS AND PIPELINES
 represents GATX Terminals Corporation and its domestic and foreign subsidiaries and affiliates, which own and operate tank storage terminals, pipelines and related facilities.

                              GREAT LAKES SHIPPING
   represents American Steamship Company (ASC), which operates self-unloading vessels on the Great Lakes.

                            LOGISTICS AND WAREHOUSING
  represents GATX Logistics, Inc. (Logistics), which provides distribution and logistics support services, warehousing facilities, and related real estate services throughout North America.

                            REPORT OF GATX MANAGEMENT
                        GATX Corporation and Subsidiaries




To Our Shareholders:

The management of GATX Corporation has prepared the accompanying consolidated financial statements and related information included in this 1993 Annual Report to Shareholders, and management has the primary responsibility for the integrity of this information.

The financial statements have been audited by the company's independent auditors, whose report thereon appears on this page. Their role is to form an independent opinion as to the fairness with which such statements present the financial position of the company and the results of its operations.

GATX maintains a system of internal accounting controls which is designed to provide reasonable assurance as to the reliability of its financial records and the protection of its shareholders' assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the related benefits. Management believes the company's system provides this appropriate balance in all material respects.

GATX's system of internal controls is further augmented by an audit committee composed of directors who are not officers or employees of GATX, which meets regularly throughout the year with management, the independent auditors and the internal auditors; an internal audit program that includes prompt, responsive action by management; and the annual audit of the company's financial statements by independent auditors.



    /S/James J. Glasser
- -----------------------------------
       James J. Glasser
Chairman of the Board, President
  and Chief Executive Officer

/S/John F. Chlebowski, Jr.
- -----------------------------------
  John F. Chlebowski, Jr.
Vice President, Finance and
  Chief Financial Officer

    /S/Ralph L. O'Hara
- -----------------------------------
       Ralph L. O'Hara
        Controller and
   Chief Accounting Officer




                  REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS




To the Shareholders and
Board of Directors of
GATX Corporation:

We have audited the accompanying consolidated balance sheets of GATX Corporation and subsidiaries as of December 31, 1993 and 1992, and the related statements of consolidated income and reinvested earnings and consolidated cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GATX Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes.

                                                    ERNST & YOUNG


Chicago, Illinois
January 25, 1994

                       MANAGEMENT DISCUSSION AND ANALYSIS
                        GATX Corporation and Subsidiaries


GATX reported net income of $73 million or $2.99 per common share for the year ended December 31, 1993 compared to a net loss of $17 million or $1.53 per common share for 1992. Overall, operating income improved in 1993 compared to 1992 due to better results at Transportation and Terminals, and higher dispositions gains and a lower loss provision at Financial Services. The comparison between years is impacted by the Federal tax rate increase in 1993 and the adoption of two accounting pronouncements in 1992. The 1992 loss was due to the adoption of two accounting pronouncements which resulted in a one-time non-cash net accounting charge of $46 million and the recording of a $37 million aftertax special provision to the loss reserve reflecting the continued deterioration in the freighter aircraft and real estate portfolios. Before the cumulative effect of the accounting changes, 1992 earnings were $29 million or $.82 per common share. Despite the continuing strength in its operations, GATX has not seen any substantial improvements in the overall economic environment for its businesses.

GATX's return on common equity for 1993 was 14.6%. The improvement from 1992's return of 3.6% before the cumulative effect of the accounting changes was due to the combined effects of higher earnings and lower average equity.

As a result of new tax legislation which increased the federal income tax rate from 34% to 35% retroactively to January 1, 1993, net income for 1993 included an increase to income taxes of $7 million for the cumulative increase in deferred income taxes and a $1 million increase for the current year. The impact of the tax rate change by segment is shown in a table on page 33.

In 1992, GATX adopted Statement of Financial Accounting Standards (SFAS) No. 106 and SFAS No. 109. SFAS No. 106 changed the method of accounting for postretirement benefits from the pay-as-you-go method to the accrual basis.
SFAS No. 109 revised the method of accounting for deferred income taxes to the liability method. The adjustments for the adoption of these statements are shown by segment in a table on page 33. The following discussion addresses 1992 income before the impact of these accounting changes. In addition, 1993 income from operations is discussed before the impact of the tax rate change.

The comparative performance for 1992 versus 1991 is discussed in the prior year's management discussion on pages 62 and 63 of this report.

RAILCAR LEASING AND MANAGEMENT

Transportation's gross income of $302 million increased $13 million from 1992. Rental revenues increased 4% attributable to an average of 940 additional cars on lease and higher average rental rates. The increased level of additions to the fleet was in anticipation of increased demand for new tank cars. Transportation had approximately 51,900 railcars on lease at December 31, 1993 compared to 50,100 a year earlier, and fleet utilization improved to 93% from 92% at the end of 1992.

Income from operations of $53 million increased 7% over 1992 as higher revenues and lower ownership costs were somewhat offset by increased fleet repair expenses. Ownership costs, consisting of rental expense, depreciation and interest, decreased slightly despite an increased fleet size due to lower interest rates, debt refinancings and interest rate swaps which were executed to more closely match Transportation's debt with the railcar lease terms. Earnings for 1992 reflect a $1 million pretax charge related to refinancing equipment trust certificates at favorable rates.

Fleet repair costs increased 9% from last year reflecting higher volumes as a result of regulatory and customer requirements. Operating margins decreased slightly as the increase in fleet repair costs exceeded the growth in revenues. The pressure on operating margins is expected to continue as Transportation's own commitment to provide its customers with well maintained railcars coupled with stricter maintenance standards in the industry and increased work required as a result of mandated inspection programs continue to increase repair costs. The project to upgrade the company's repair facilities is intended to control costs by improving the efficiency and productivity of the repair process for the company's railcars.

                        GATX Corporation and Subsidiaries


FINANCIAL SERVICES

Financial Services' gross income of $204 million exceeded the prior year by $26 million primarily due to higher disposition gains. Pretax disposition gains, which do not fall evenly period to period, were $44 million for 1993 compared to $22 million in 1992. Disposition gains for 1993 included a $17 million gain from an insurance settlement related to marine equipment. The balance of the disposition gains was generated primarily from the sale of rail equipment and aircraft. Lease income increased $10 million to an all-time high of $125 million principally due to new lease volume in 1993 of approximately $200 million. These increases were partially offset by lower fee and interest income. Fee income decreased $5 million due to changes in the international markets. The decrease in interest income of $2 million corresponds to the decrease in the secured loan portfolio.

Income from operations was $24 million compared to a loss of $17 million in 1992. The substantial earnings improvement was principally attributable to the special loss provision recorded in 1992 and the higher level of disposition gains recorded in 1993. The loss provision for 1993 was $29 million compared to $81 million in 1992, which included a $60 million special provision to the loss reserve reflecting the continued deterioration in the freighter aircraft and real estate portfolios. The current year provision reflects continuing concern relating to the values of certain aircraft types. The loss reserve at year end was $88 million or 6.9% of portfolio investments. Interest expense decreased $7 million from last year due to lower interest rates and lower average debt outstanding. Operating lease expense increased $13 million due to the increased level of operating lease investment and accelerated aircraft depreciation. Equity in net earnings of affiliated companies of $5 million in 1993 decreased $3 million from 1992 primarily due to less income from technology joint ventures and a gain on the sale of a real estate joint venture included in 1992.

Although overcapacity in nearly all types of aircraft is being slowly absorbed, near-term aircraft demand should remain weak. New aircraft production rates are being lowered and older aircraft are forecasted to be retired at higher than historical rates. This bodes well for aircraft leasing in the long term. In addition, real estate continues to be depressed, although some liquidity has returned to the market.

TERMINALS AND PIPELINES

Terminals' gross income of $281 million increased $15 million from 1992 reflecting continuing strong demand for tanks and blending services at domestic petroleum terminals. Capacity utilization at Terminals' wholly-owned facilities was 92% at year end, up from 91% a year ago. Throughput from these facilities of 635 million barrels was down 4 million barrels from 1992 reflecting changes in the operating pattern of certain customers.

Terminals' income from operations of $29 million increased 24% from the prior year. Higher revenues, reduced interest expense reflecting lower interest rates and debt refinancings, and improved margins were partially offset by higher SG&A expense and decreased earnings at foreign affiliates. Even though revenues increased, operating costs were flat with 1992 due to cost controls resulting in improved operating margins. However, ongoing maintenance spending is expected to continue to grow in keeping with GATX's commitment to operate environmentally responsible facilities. SG&A costs increased 18% due to higher relocation, consulting, and information systems costs. Equity in net earnings of Terminals' foreign affiliates of $10 million decreased $2 million from 1992 reflecting the weak economies in Europe and Japan. Terminals' consolidated earnings in 1992 were negatively affected by $2 million of pretax charges relating to the recognition of debt issuance costs and call premiums associated with debt refinancings at favorable terms and interest rates.

                        GATX Corporation and Subsidiaries


GREAT LAKES SHIPPING

American Steamship Company's gross income of $81 million increased $2 million over 1992 as the result of the sale of a bankruptcy claim. Tonnage carried in 1993 of 24.4 million tons increased slightly from the prior year's 23.9 million tons in response to high steel production and late season operations to meet customers' winter inventory requirements. However, the Great Lakes shipping industry continued to be faced with excess capacity, which resulted in aggressive rate competition. As a result, freight revenue per ton decreased slightly from 1992 reflecting the competitive rate pressure on new contracts, particularly from steel industry customers. ASC has responded to downward rate pressure by securing extensions to freight agreements and increasing tonnage commitments. This downward pressure on rates is expected to continue in the near term.

Income from operations of $7 million increased $1 million over the prior year primarily reflecting the sale of the bankruptcy claim and the refinancing of debt. Operating margins decreased slightly from 1992 as the reduction in rates was largely offset by a reduction in operating costs due to lower costs for fuel and maintenance and repairs.

The economic climate of the Great Lakes region showed moderate signs of improvement. ASC's stone deliveries showed a significant volume increase during the year and should remain firm in 1994. The Eastern coal market should stabilize in 1994 following the late settlement of the seven month United Mine Workers strike. The outlook on finished steel prices remains promising, which should keep shipments of iron ore at a steady pace.

LOGISTICS AND WAREHOUSING

GATX Logistics' gross income of $224 million increased $12 million over 1992 due to increased volumes and new customers. Total square footage of warehousing space increased over a year ago to 22 million square feet reflecting greater demand by customers for space. Space utilization was 94% at the end of 1993 compared to 90% a year ago. However, empty space continues to be a problem in certain regions of the country.

Logistics' net income was $.1 million in 1993 compared to $.9 million in 1992. The decrease from 1992 reflects increased systems costs, decreased labor efficiencies, and lower contribution margins as continuing margin pressure and the competitive environment are limiting operating profits. Certain transportation operations continue to perform at unacceptable levels; actions being taken include rate increases and fleet downsizing.

Logistics is currently in the process of identifying and establishing priorities for service offerings that will better position the company for contract business in the future to improve profitability.

CORPORATE AND OTHER

Corporate and Other net expense was $31 million compared to $34 million in 1992. The primary reason for the improvement in 1993 was the result of an additional tax provision of $4 million recorded in 1992 associated with the liquidation of a foreign finance subsidiary, the gain in 1993 on the sale of an insurance investment, and reduced interest expense due to lower interest rates and debt refinanings. These were partially offset by legal expenses regarding a shareholder suit which GATX believes is without merit and is defending vigorously.

The management discussion and analysis of the financial statements is continued on pages 37, 39 and 41.

                       FINANCIAL DATA OF BUSINESS SEGMENTS
                        GATX Corporation and Subsidiaires


GATX provides services to a variety of capital goods markets through five principal business segments. The financial data which are presented on this and the following three pages depict the profitability, financial position, and cash flow of each of GATX's business segments.

The presentation of segment profitability includes the direct costs incurred at the segment's operating level plus expenses allocated by the parent company. Allocated expenses represent costs which these operations would have incurred otherwise, but do not include general corporate expense or interest on debt of the parent company. Interest costs associated with segment indebtedness are included in the determination of profitability of each segment since interest expense directly influences any investment decision and the evaluation of subsequent operational performance. Interest expense by segment has been shown separately on page 35 to enable the reader to ascertain segment profitability before deducting interest expense.


SEGMENT PROFITABILITY (In Millions):

GROSS INCOME                   1993      1992      1991      1990      1989
Railcar Leasing and Management$ 302.2  $  289.3  $  285.3  $  279.4  $  261.2
Financial Services              204.0     177.7     205.6     184.5     165.8
Terminals and Pipelines         281.1     266.5     249.7     229.7     181.1
Great Lakes Shipping             80.6      78.7      76.0      79.3      73.7
Logistics and Warehousing       224.4     212.2     174.0      98.1      23.5
                               ------    ------    ------     -----     -----
  Subtotal                    1,092.3   1,024.4     990.6     871.0     705.3
Corporate and Other              (5.4)     (5.3)     (1.5)      (.6)     (3.6)
                               ------    ------    ------     -----     -----

  Total Consolidated Amounts $1,086.9  $1,019.1  $  989.1  $  870.4  $  701.7

INCOME BEFORE INCOME TAXES, EQUITY
  IN NET EARNINGS OF AFFILIATED
  COMPANIES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES 1993      1992      1991      1990      1989
Railcar Leasing and Management$  74.4  $   68.4  $   73.6  $   75.3  $   73.1
Financial Services               34.5     (38.9)     35.6      50.3      48.2
Terminals and Pipelines          30.2      19.8      14.9      19.4      30.4
Great Lakes Shipping             10.2       9.3       8.6       6.7       4.0
Logistics and Warehousing         2.5       3.8        .5        .5       1.0
                               ------    ------    ------     -----     -----
  Subtotal                      151.8      62.4     133.2     152.2     156.7

Corporate and Other:
  Selling, general and
    administrative expense      (22.9)    (18.9)    (14.4)    (16.2)    (17.8)
  Interest expense              (18.4)    (23.4)    (24.8)    (32.5)    (45.0)
  Other, net                     (6.1)     (5.2)     (1.9)       .3      (1.9)
                               ------    ------    ------     -----     -----
  Subtotal                      (47.4)    (47.5)    (41.1)    (48.4)    (64.7)
                               ------    ------    ------     -----     -----

  Total Consolidated Amounts  $  104.4 $   14.9  $   92.1  $  103.8  $   92.0

EQUITY IN NET EARNINGS
  OF AFFILIATED COMPANIES      1993      1992      1991      1990      1989
Railcar Leasing and Management$   4.5  $    4.5  $    4.5  $    4.2  $    3.7
Financial Services                5.1       7.7       9.5       2.6       1.2
Terminals and Pipelines          10.1      11.8      10.2       7.6       4.3
                               ------    ------    ------     -----     -----

  Total Consolidated Amounts  $  19.7 $    24.0  $   24.2  $   14.4  $    9.2

INCOME BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES  1993(A) 1992(B)      1991      1990      1989
                               ------    ------    ------     -----     -----
Railcar Leasing and Management$  47.6  $   49.4  $   55.2  $   57.2  $   53.0
Financial Services               21.5     (16.7)     28.5      31.6      27.5
Terminals and Pipelines          26.5      23.4      19.0      19.4      23.8
Great Lakes Shipping              6.8       6.2       6.3       4.0       2.6
Logistics and Warehousing          .1        .9       (.7)      (.4)       .4
                               ------    ------    ------     -----     -----
  Subtotal                      102.5      63.2     108.3     111.8     107.3
Corporate and Other             (29.8)    (33.9)    (25.6)    (28.9)    (41.6)
                               ------    ------    ------     -----     -----

  Total Consolidated Amounts  $  72.7  $   29.3  $   82.7  $   82.9  $   65.7

(A) Income has been reduced by $8.5 million as a result of a change in the federal tax rate (see following table for breakdown by segment).
(B) Income was further reduced by $45.8 million for the cumulative effect of accounting changes resulting in a net loss of $16.5 million (see following table for breakdown by segment).

                        GATX Corporation and Subsidiaries


FEDERAL TAX RATE CHANGE IN 1993

The following table shows the effect of the federal tax legislation enacted in 1993 which increased the federal income tax rate from 34% to 35% retroactively to January 1, 1993. The income (loss) amounts for 1992 are shown before the cumulative effect of accounting changes (SFAS No. 106 and No. 109) for comparative purposes to 1993 income (loss) before tax rate change.

                                                            Income (Loss)
                                                            Before
                                                            Cumulative
                              Income (Loss) Tax     Net     Effect of   Net
                              Before Tax    Rate    Income  Accounting  Income
                              Rate Change   Change  (Loss)  Changes     (Loss)

In Millions, Except Per Share Data-------------1993--------------------1992-------
Railcar Leasing and Management$ 52.7      $(5.1)  $ 47.6   $ 49.4     $ 55.6
Financial Services              23.6       (2.1)    21.5    (16.7)      (7.2)
Terminals and Pipelines         29.1       (2.6)    26.5     23.4       18.7
Great Lakes Shipping             6.8        -        6.8      6.2        2.0
Logistics and Warehousing         .1        -         .1       .9         .9
                              ------     ------   ------    -----      -----

Subtotal                       112.3       (9.8)   102.5     63.2       70.0

Corporate and Other            (31.1)       1.3    (29.8)   (33.9)     (86.5)
                                ----        ---     ----     ----       ----

Total Consolidated Amounts    $ 81.2      $(8.5)  $ 72.7   $ 29.3     $(16.5)



Income (Loss)
  Per Common Share            $ 3.42      $(.43)  $ 2.99   $  .82     $(1.53)



ACCOUNTING CHANGES IN 1992

The effect in 1992 of adopting SFAS No. 106 and No. 109 on net income for each of GATX's segments is displayed below:

                             Income (Loss)  Cumulative Effect of
                             Before           Accounting Changes
                             Cumulative     SFAS 106
                             Effect of      Post-      SFAS 109 Net
                             Accounting     Retirement Income   Income
                             Changes        Benefits   Taxes    (Loss)

In Millions,
  Except Per Share Data      ----------------------1992----------------------

Railcar Leasing and Management$ 49.4       $(32.5)     $ 38.7   $ 55.6
Financial Services             (16.7)         (.6)       10.1     (7.2)
Terminals and Pipelines         23.4         (7.7)        3.0     18.7
Great Lakes Shipping             6.2         (1.0)       (3.2)     2.0
Logistics and Warehousing         .9           -           -        .9
                                ----         ----        ----     ----


Subtotal                        63.2        (41.8)       48.6     70.0

Corporate and Other            (33.9)       (13.7)      (38.9)   (86.5)
                                ----         ----        ----     ----


Total Consolidated Amounts    $ 29.3       $(55.5)     $  9.7   $(16.5)



Income (Loss)
  Per Common Share            $  .82       $(2.85)     $  .50   $(1.53)

                        GATX Corporation and Subsidiaries

The financial position data below present the identifiable asset base of each of GATX's business segments and the degree to which such assets have been financed with external sources of capital. GATX utilizes additional assets which are obtained through off-balance-sheet operating leases and therefore are not included in identifiable assets.

FINANCIAL POSITION (In Millions):

Identifiable
Assets                         1993      1992      1991      1990      1989
Railcar Leasing and Management$1,701.0 $1,694.7  $1,678.3  $1,695.1  $1,577.4
Financial Services             1,240.1  1,320.0   1,366.0   1,158.5   1,026.1
Terminals and Pipelines          872.5    816.2     781.7     727.7     521.7
Great Lakes Shipping             194.5    204.8     199.8     205.5     207.6
Logistics and Warehousing        172.8    165.2     189.0     140.7     103.6
                                ------    -----     -----    ------    ------

    Subtotal                   4,180.9  4,200.9   4,214.8   3,927.5   3,436.4

Corporate and Other               25.0     27.3      32.7      29.4     118.8
Intersegment Amounts            (813.8)  (801.9)   (733.3)   (647.2)   (495.1)
                                ------    -----     -----    ------    ------

  Total Consolidated Amounts  $3,392.1 $3,426.3  $3,514.2  $3,309.7  $3,060.1

Long-Term Debt
and Capital Lease Obligations  1993      1992      1991      1990      1989
Railcar Leasing and Management$  744.8 $  744.1  $  829.3  $  895.0  $  780.2
Financial Services               715.3    728.4     689.2     542.5     406.3
Terminals and Pipelines          422.8    389.0     392.3     400.4     236.7
Great Lakes Shipping             122.6    127.1     131.6     136.4     140.5
Logistics and Warehousing         17.1     10.3      29.9      20.1       5.2
                               ------     -----     -----    ------    ------

    Subtotal                   2,022.6  1,998.9   2,072.3   1,994.4   1,568.9

Intersegment Amounts            (308.8)  (274.3)   (273.8)   (279.3)   (112.7)
                                ------    -----     -----    ------    ------

  Total Consolidated Amounts  $1,713.8 $1,724.6  $1,798.5  $1,715.1  $1,456.2

Deferred Income
Taxes (Benefit)                1993      1992      1991      1990      1989
Railcar Leasing and Management$  181.0 $  175.1  $  235.6  $  236.1  $  238.8
Financial Services                (7.1)    (7.8)     10.1       7.5      11.8
Terminals and Pipelines           87.0     76.8      70.5      57.4      69.1
Great Lakes Shipping               6.8      4.5      (2.6)     (4.5)     (4.8)
Logistics and Warehousing           .8      (.1)      -         1.2       1.3
                                ------     -----     -----    ------    ------

    Subtotal                     268.5    248.5     313.6     297.7     316.2

Corporate and Other              (20.3)   (14.4)    (10.0)     31.8      44.0
                                ------     -----     -----    ------    ------

  Total Consolidated Amounts  $  248.2 $  234.1  $  303.6  $  329.5  $  360.2

Major components of GATX's cash flow are shown in the following tabular data. GATX's cash flow from operations and portfolio proceeds has been strong over the five-year period as a result of the long-lived asset base on which GATX has built its service-oriented businesses. Portfolio proceeds represent the proceeds from dispositions and the return of principal on Financial Services' investments. Net cash provided by operating activities includes net income as adjusted for non-cash items which principally consists of the provisions for depreciation and amortization, deferred income taxes and provision for possible losses.


ITEMS AFFECTING CASH FLOW (In Millions):

Cash From Operations
and Portfolio Proceeds         1993      1992      1991      1990      1989
Net cash provided by
  operating activities        $  229.6  $  211.3  $  202.4  $  164.1  $  174.9
Portfolio proceeds               243.4     155.0     207.0     240.3     183.0
                                ------     -----     -----    ------    ------

  Total Consolidated Amounts  $  473.0  $  366.3  $  409.4  $  404.4  $  357.9

Net Cash Provided
By Operating Activities        1993      1992      1991      1990      1989
Railcar Leasing and Management$  136.5 $  108.7  $  114.1  $  129.0  $  123.7
Financial Services                33.0     45.8      52.3       1.6      34.5
Terminals and Pipelines           71.2     82.4      64.2      54.7      48.3
Great Lakes Shipping              11.4     17.6      11.7      10.4      12.3
Logistics and Warehousing          4.9     14.5       6.7     (10.7)       .7
                                ------     -----     -----    ------    ------

    Subtotal                     257.0     269.0     249.0     185.0     219.5

Corporate and Other              (27.4)    (57.7)    (46.6)    (20.9)    (44.6)
                                ------     -----     -----    ------    ------

  Total Consolidated Amounts  $  229.6  $  211.3  $  202.4  $  164.1  $  174.9

                        GATX Corporation and Subsidiaries

Provision For
Depreciation and Amortization  1993      1992      1991      1990      1989
Railcar Leasing and Management$   63.9 $   62.6  $   62.2  $   62.5  $   58.4
Financial Services                29.5     21.1      15.5       8.8       8.0
Terminals and Pipelines           41.0     38.6      35.8      32.7      23.6
Great Lakes Shipping               5.6      5.6       5.6       6.2       6.4
Logistics and Warehousing         10.2     10.1       8.2       4.8       1.0
                                ------    -----     -----    ------    ------

    Subtotal                     150.2    138.0     127.3     115.0      97.4

Corporate and Other                 .5       .3        .4        .4        .4
                                ------    -----     -----    ------    ------

  Total Consolidated Amounts  $  150.7 $  138.3  $  127.7  $  115.4  $   97.8

Capital Additions              1993      1992      1991      1990      1989
Railcar Leasing and Management$ 195.3  $  116.6  $  102.4  $   96.5  $  153.5
Financial Services              302.1     178.0     367.9     462.2     331.1
Terminals and Pipelines          77.8      76.2      85.1     204.8      80.1
Great Lakes Shipping               .1        .6       2.5       -          .3
Logistics and Warehousing        14.1      16.0      53.0      27.5       1.4
                               ------     -----     -----    ------    ------

  Subtotal                      589.4     387.4     610.9     791.0     566.4

Corporate and Other               7.0        .1        .1        .2        .6
                               ------     -----     -----    ------    ------

  Total Consolidated Amounts  $ 596.4  $  387.5  $  611.0  $  791.2  $  567.0

Interest Expense               1993      1992      1991      1990      1989
Railcar Leasing and Management$  69.6  $   87.3  $   92.3  $   96.0  $   82.9
Financial Services               65.4      71.9      71.4      56.3      53.5
Terminals and Pipelines          39.0      40.3      38.9      34.5      19.5
Great Lakes Shipping              9.2       9.5       9.9      10.2      10.5
Logistics and Warehousing          .7       1.7       2.1       1.1        .1
                               ------    ------    ------    ------    ------

  Subtotal                      183.9     210.7     214.6     198.1     166.5

Corporate and Other              18.4      23.4      24.8      32.6      45.0
Intersegment Amounts            (50.5)    (58.0)    (57.5)    (60.5)    (52.3)
                               ------    ------    ------    ------    ------

  Total Consolidated Amounts  $ 151.8  $  176.1  $  181.9  $  170.2  $  159.2

Long-Term Debt and Capital
Lease Obligation Maturities    1994      1995      1996      1997      1998
Railcar Leasing and Management$  44.6  $   95.7  $   55.4  $   60.6  $   70.2
Financial Services               76.8     114.3     113.5      91.1      81.7
Terminals and Pipelines           6.9       2.8       2.8       2.6       2.6
Great Lakes Shipping              4.8       5.0       5.6       6.7       5.5
Logistics and Warehousing          .5        .4        .4        .4        .2


  Total Consolidated Amounts  $ 133.6  $  218.2  $  177.7  $  161.4  $  160.2

            STATEMENTS OF CONSOLIDATED INCOME AND REINVESTED EARNINGS
                        GATX Corporation and Subsidiaires
GATX Corporation and Subsidiaries
In Millions Except Per Share Data/Year Ended December 31  1993          1992       1991


GROSS INCOME                                          $1,086.9      $1,019.1     $989.1


COSTS AND EXPENSES
 Operating expenses                                      527.6        493.0       433.3
 Interest                                                151.8        176.1       181.9
 Provision for depreciation
   and amortization                                      150.7        138.3       127.7
 Provision for possible losses                            29.6         82.5        40.6
 Selling, general and administrative                     122.8        114.3       113.5
                                                        ------       ------      ------
                                                         982.5      1,004.2       897.0
                                                        ------       ------      ------


INCOME BEFORE INCOME TAXES, EQUITY
  IN NET EARNINGS OF AFFILIATED COMPANIES,
  AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES            104.4         14.9        92.1

INCOME TAXES - NOTE J                                     51.4          9.6        33.6
                                                        ------       ------      ------

INCOME BEFORE EQUITY IN NET
  EARNINGS OF AFFILIATED COMPANIES AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES                 53.0          5.3        58.5

EQUITY IN NET EARNINGS
  OF AFFILIATED COMPANIES - NOTES D AND E                 19.7         24.0        24.2
                                                        ------       ------      ------

INCOME BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES                            72.7         29.3        82.7

CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES - NOTES I AND J                         -        (45.8)        -


NET INCOME (LOSS)                                         72.7        (16.5)       82.7


Reinvested earnings at beginning of year                 273.1        328.2       282.0
Dividends declared on
 Common and Preferred Stock                              (40.7)       (38.6)      (36.5)
                                                         ------       ------      ------
REINVESTED EARNINGS AT END OF YEAR                    $  305.1     $  273.1    $  328.2
                                                         ======      ======      ======





PER SHARE DATA - NOTE A
  Income before cumulative
    effect of accounting changes                       $  2.99     $    .82   $    3.56
  Cumulative effect of accounting changes                    -        (2.35)            -
                                                        ------       ------      ------
  Net Income (Loss)                                    $  2.99     $  (1.53)  $    3.56


 Net income (loss), assuming full dilution             $  2.99     $  (1.53)  $    3.51
 Dividends declared per common share                      1.40         1.30        1.20
 Dividends declared per $2.50 Cumulative
   Preferred share                                        2.50         2.50        2.50
 Dividends declared per $3.875
   Cumulative Preferred share                            3.875        3.875       3.875
 Average number of common shares and,
   in 1991, common share equivalents                19,894,000   19,441,000  19,506,000


See Notes to Consolidated Financial Statements.

                   MANAGEMENT DISCUSSION & ANALYSIS OF INCOME
                        GATX Corporation and Subsidiaries


GROSS INCOME of $1.1 billion exceeded the prior year by $68 million, or 7%. The increase was generated by increased railcar and terminal rental income and logistics revenue. Further, portfolio disposition gains increased $22 million and included a $17 million gain from an insurance settlement.

OPERATING EXPENSES of $528 million increased $35 million due to higher railcar repair costs, and information systems expenses and the costs of servicing new customers at Logistics. In addition, operating lease expenses increased due to the increased level of operating lease assets. Transportation continues to utilize sale leasebacks to finance its railcar additions. The leaseback is recorded as an operating lease which removes the asset and related liability from the balance sheet; the payments under the operating leases are recorded as operating lease expense.

INTEREST EXPENSE decreased $24 million due to lower interest rates, the full-year effect of the 1992 refinancings at lower rates, and the effect of interest rate swaps. A portion of the decrease in interest expense is offset by the increase in the operating lease rent component of operating expenses as a result of the sale leasebacks.

During 1993, GATX implemented the findings of an asset liability management study at Transportation which affirmed the correlation between certain railcar lease rates and interest rates. As a result, interest rate swaps were entered into to better match the maturity of the debt portfolio to the terms of the railcar leases. This program will be managed on an ongoing basis.

DEPRECIATION AND AMORTIZATION EXPENSE increased $12 million from last year due to capital additions and increased aircraft depreciation.

THE PROVISION FOR POSSIBLE LOSSES of $30 million, which is almost entirely attributable to Financial Services, is $53 million less than the prior year's provision. In 1992, a $60 million special provision to the loss reserve was recorded, reflecting the continued deterioration in the freighter aircraft and real estate portfolios. The current year provision reflects continuing concern relating to values of certain aircraft types.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased $9 million primarily due to increased compensation costs, increased employee relocations and consulting expenses at Terminals, and legal costs at Corporate.

INCOME TAX EXPENSE of $51 million was $42 million higher than 1992 expense principally due to the increased level of income. The 1993 federal tax rate increase from 34% to 35% added a $7 million charge for the cumulative increase in deferred income taxes and a $1 million charge for the current year's taxes. The 1993 effective tax rate of 49% exceeded the statutory rate primarily as the result of the increase in deferred taxes due to the increased tax rate. State taxes, foreign income and nondeductible items also increased the effective tax rate. The 1992 effective tax rate of 65% was distorted due to the effect of a $4 million additional tax provision associated with the liquidation of a foreign finance subsidiary.

EQUITY IN NET EARNINGS OF AFFILIATED COMPANIES was $4 million lower than in 1992. Terminals' equity earnings decreased reflecting the weak economies in Europe and Japan, partially offset by favorable results at the Singapore affiliates due to expansion and demand for services. Financial Services' equity earnings decreased primarily due to reduced residual values at a technology joint venture and the inclusion in 1992 earnings of a gain from the sale of a real estate joint venture.

THE CUMULATIVE EFFECT OF ACCOUNTING CHANGES caused a $46 million reduction in 1992 net income. This adjustment resulted from the recording of a one-time non-cash net accounting charge for postretirement benefits and deferred taxes. SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, requires that certain postretirement benefits, principally health care and life insurance, be recognized in the financial statements on an accrual basis rather than on a pay-as-you-go basis. GATX recorded a one-time charge of $56 million for the transition obligation related to the implementation of this Standard. The principal change resulting from SFAS No. 109, Accounting for Income Taxes, is the recording of deferred taxes at amounts ultimately considered payable which resulted in a $10 million favorable reduction of the deferred tax liability.

CONSOLIDATED NET INCOME of $73 million in 1993 compared to a net loss of $17 million in 1992 is in part due to improved operating performance in 1993. The 1992 loss was principally the result of the $46 million net charge for the cumulative effect of accounting changes and the $37 million aftertax special provision to the loss reserve.

                           CONSOLIDATED BALANCE SHEETS
                        GATX Corporation and Subsidiaries

GATX Corporation and Subsidiaries
In Millions/December 31                      1993       1992

ASSETS
CASH AND CASH EQUIVALENTS                  $   26.2   $   22.9

RECEIVABLES
  Trade accounts                               88.0       76.4
  Finance leases - Note B                     537.0      537.7
  Secured loans - Note C                      226.1      246.0
  Less - Allowance for possible losses        (96.0)    (110.9)
                                             ------     ------
                                              755.1      749.2

PROPERTY, PLANT AND EQUIPMENT - NOTES B AND G
  Railcars and support facilities           1,735.8    1,706.9
  Tank storage terminals and pipelines      1,014.8      949.6
  Great Lakes vessels                         203.4      203.3
  Operating lease investments and other       351.1      357.9
                                             ------     ------
                                            3,305.1    3,217.7
  Less - Allowances for depreciation       (1,342.8)  (1,253.4)
                                             ------     ------
                                            1,962.3    1,964.3

INVESTMENTS IN AFFILIATED COMPANIES - NOTE D  329.1      306.0

OTHER ASSETS                                  319.4      383.9
                                             ------     ------

                                           $3,392.1   $3,426.3
                                             ======     ======

LIABILITIES, DEFERRED ITEMS AND SHAREHOLDERS' EQUITY
ACCOUNTS PAYABLE                           $  190.6   $  150.5

ACCRUED EXPENSES                               53.0       60.3

DEBT - NOTES B, F AND G
  Short-term debt                             226.1      331.4
  Long-term debt                            1,446.5    1,436.6
  Capital lease obligations                   267.3      288.0
                                             ------     ------
                                            1,939.9    2,056.0

DEFERRED INCOME TAXES - NOTE J                248.2      234.1

OTHER DEFERRED ITEMS                          370.5      367.8
                                             ------     ------

    TOTAL LIABILITIES AND DEFERRED ITEMS    2,802.2    2,868.7

SHAREHOLDERS' EQUITY - NOTES F, G, K AND L
  Preferred Stock                               3.4        3.4
  Common Stock                                 14.1       13.9
  Additional capital                          312.4      306.9
  Reinvested earnings                         305.1      273.1
  Cumulative foreign currency
    translation adjustment                      2.0        7.4
                                             ------     ------
                                              637.0      604.7
  Less - Cost of common shares in treasury    (47.1)     (47.1)
                                             ------     ------
    TOTAL SHAREHOLDERS' EQUITY                589.9      557.6
                                             ------     ------

                                           $3,392.1   $3,426.3
                                             ======     ======

  See Notes to Consolidated Financial Statements.

               MANAGEMENT DISCUSSION & ANALYSIS OF BALANCE SHEETS
                        GATX Corporation and Subsidiaries


TOTAL ASSETS of $3.4 billion decreased slightly from 1992 as the increased level of capital additions was more than offset by the runoff of the portfolio, including the high level of asset dispositions during the year, and the sale leaseback of railcars.

TOTAL RECEIVABLES increased $6 million from the prior year end. Trade receivables increased due to the higher level of revenues. Finance leases decreased slightly as the normal runoff of the portfolio offset the current year lease additions. The secured loan balance decreased $20 million as the proceeds received on the loan portfolio exceeded new volume. The allowance for possible losses decreased $15 million from the prior year end. Financial Services provided a $29 million addition to the loss reserve in 1993, which was offset by $42 million of writedowns, net of recoveries, primarily on aircraft and real estate. The allowance for losses remained largely unchanged at the other subsidiaries.

PROPERTY, PLANT AND EQUIPMENT increased $87 million. Transportation invested $171 million in new and used railcars and $24 million to upgrade its repair shops, which was partially offset by the sale and leaseback of $138 million of railcar additions. Additionally, a $91 million railcar operating lease portfolio acquisition at Financial Services was financed by a sale leaseback. As these leasebacks qualified as operating leases, the assets were removed from the balance sheet. Terminals invested $78 million for tank construction and other modifications and improvements.

INVESTMENTS IN AFFILIATED COMPANIES increased $23 million. New investments of $43 million, primarily in aircraft and technology joint ventures at Financial Services, plus equity income totaling $20 million were partially offset by $28 million of cash distributions received and $12 million of unrealized translation losses and write-downs.

OTHER ASSETS decreased $64 million to $319 million. Assets held for sale or lease at Financial Services decreased $62 million to a balance of $57 million primarily due to the sale of certain real estate properties and the write-down of other real estate and aircraft assets.

ACCOUNTS PAYABLE increased $40 million due to the accruals related to delayed payment terms on a railcar purchase plus an increase in trade payables at year end.

TOTAL DEBT decreased $116 million primarily due to the sale leasebacks at Transportation and Financial Services and the high level of cash generated from operations and portfolio proceeds during the year. Proceeds from the sale leasebacks were used to repay short-term debt and fund investment activities.

DEFERRED INCOME TAXES increased $14 million primarily due to the increase in the federal tax rate from 34% to 35%.

CONSOLIDATED EQUITY increased $32 million, reflecting net income of $73 million and payment of $41 million of common and preferred dividends. The balance of the change is attributable to foreign currency translation adjustments and proceeds from stock option exercises.

                      STATEMENTS OF CONSOLIDATED CASH FLOWS
                        GATX Corporation and Subsidiaries

GATX CORPORATION AND SUBSIDIARIES
In Millions/Year Ended December 31                   1993     1992      1991



OPERATING ACTIVITIES
Net income (loss)                                   $  72.7  $ (16.5)  $  82.7
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
 Realized gain on disposition of leased equipment     (45.7)   (21.8)    (52.7)
 Provision for depreciation and amortization          150.7    138.3     127.7
 Provision for possible losses                         29.6     82.5      40.6
 Deferred income taxes (credit)                        11.7    (24.4)    (15.8)
 Cumulative effect of accounting changes                -       45.8       -
Net change in trade receivables, inventories,
  accounts payable and accrued expenses                15.9       .6      17.8
Other                                                  (5.3)     6.8       2.1


  Net cash provided by operating activities           229.6    211.3     202.4

INVESTING ACTIVITIES
Additions to property, plant and equipment           (292.9)  (210.7)   (244.5)
Additions to equipment on lease, net of
 non-recourse financing                              (216.0)   (80.1)   (215.6)
Secured loans extended                                (39.4)   (40.2)    (79.5)
Investments in affiliated companies                   (43.3)   (54.6)    (71.4)
Progress payments                                      (4.8)    (1.9)      -


Capital additions                                    (596.4)  (387.5)   (611.0)
Portfolio proceeds:
  From disposition of leased equipment                102.2     52.5      89.1
  From return of investment                           141.2    102.5     117.9


Total portfolio proceeds                              243.4    155.0     207.0
Proceeds from other asset dispositions                243.4    112.0      91.3


 Net cash used in investing activities               (109.6)  (120.5)   (312.7)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt              199.3    225.2     188.7
Repayment of long-term debt                          (160.1)  (279.7)    (98.0)
Net (decrease) increase in short-term debt           (105.3)     9.7      12.4
Repayment of capital lease obligations                (14.6)   (10.8)    (10.5)
Issuance of Common Stock under employee benefit programs4.7      1.2       3.3
Cash dividends                                        (40.7)   (38.6)    (36.5)


  Net cash (used in) provided by financing activities(116.7)   (93.0)     59.4

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                         $   3.3  $  (2.2)  $ (50.9)

See Notes to Consolidated Financial Statements.

                 MANAGEMENT DISCUSSION AND ANALYSIS OF CASH FLOW
                        GATX Corporation and Subsidiaries



GATX generates significant cash from its operations and proceeds from its investment portfolio. Most of its capital requirements represent additions to its railcar fleet, its capital equipment investment portfolio, and its joint ventures and are considered discretionary capital expenditures. As a result, the level of capital spending can be rapidly adjusted as conditions in the economy or GATX's businesses warrant.

CASH PROVIDED BY OPERATING ACTIVITIES generated $230 million of cash flow in 1993, an $18 million increase from 1992. Net income adjusted for non-cash items provided $219 million of cash in 1993, up $15 million from last year. The $24 million increase in realized gains on disposition of leased equipment effectively decreased cash from operating activities as the full amount of the proceeds was included under investing activities as portfolio proceeds. Working capital and other generated $3 million more cash than last year.

CASH USED IN INVESTING ACTIVITIES decreased $11 million from the prior year. Capital additions totaled $596 million, an increase of $209 million from 1992. Transportation invested $171 million in the railcar fleet versus $108 million last year, and expended $24 million on its multi-year program to significantly upgrade its repair facilities. Additions at Financial Services of $302 million, a $124 million increase from last year, included an acquired portfolio of rail assets. Terminals expended $78 million in 1993, similar to the prior year, for tank construction and other modifications and improvements. Logistics' spending of $14 million for additions was down $2 million from last year. Capital additions of $7 million at Corporate related to the relocation of the Chicago operations to a new office building in downtown Chicago.

Proceeds of $243 million were generated from the portfolio compared to $155 million in 1992. Proceeds from asset dispositions of $102 million increased $50 million primarily due to the sale of rail equipment and the proceeds received from an insurance settlement for a marine equipment casualty. Proceeds from return of portfolio investment increased primarily due to the sale of real estate assets and the recovery of lease and loan principal, partially offset by a decrease in cash generated from joint ventures; the prior year included a $17 million distribution from the sale of a real estate investment and higher distributions from technology joint ventures.

Proceeds from other asset dispositions of $243 million increased $131 million from 1992. In 1993, net proceeds of $229 million were received from the sale leaseback of railcars at Transportation and the sale leaseback of a rail equipment portfolio acquired by Financial Services. Net proceeds of $112 million in 1992 included the proceeds received from the sale leaseback of railcars at Transportation and the proceeds received from the sale of four warehouses at Logistics. GATX has used sale leasebacks as a cost effective method of financing assets given GATX's alternative minimum tax position.

CASH USED IN FINANCING ACTIVITIES was $117 million compared to $93 million in 1992. GATX finances its capital additions through cash generated from operations and portfolio proceeds supplemented by debt financings and sale leasebacks. During the year, $199 million of long-term debt was issued and $175 million of long-term obligations were repaid. Short-term debt decreased by $105 million to a balance of $226 million.

Cash dividends increased $2 million in 1993 due to a common stock dividend increase from $1.30 per share in 1992 to $1.40 in 1993. This was the eighth consecutive year GATX increased its dividend.

LIQUIDITY AND CAPITAL RESOURCES. GATC, GATX Capital, GATX Terminals and GATX Logistics have revolving credit facilities. GATC and GATX Capital also have commercial paper programs and uncommitted money market lines which are used to fund operating needs. In late 1992, both GATC and GATX Capital signed new credit facilities. GATC's facility is a four-year agreement while GATX Capital's facility is a three-year revolver. Under the covenants of the commercial paper programs and rating agency guidelines, GATC and GATX Capital individually must keep unused revolver capacity at least equal to the amount of commercial paper and money market lines outstanding. At December 31, 1993, GATX and its subsidiaries had available unused committed lines of credit amounting to $381 million.

                 MANAGEMENT DISCUSSION AND ANALYSIS OF CASH FLOW
                        GATX Corporation and Subsidiaries


In February 1994, GATC filed a $650 million shelf registration for pass through trust certificates and debt securities, none of which has been issued. GATX Capital has a $300 million shelf registration for medium-term notes, none of which has been issued. At year end, GATX has $339 million of commitments to provide financing to customers or to acquire assets, $265 million of which is scheduled to fund in 1994.

At December 31, 1993, approximately $567 million of net assets of subsidiaries have certain restrictions which limit the ability to transfer assets to GATX parent in the form of loans, advances or dividends. The majority of the restricted net assets relate to the revolving credit agreement of GATC and the various loan agreements of GATX Capital and GATX Logistics. Such restrictions are not expected to have an adverse impact on the ability of GATX to meet its cash obligations.

Environmental Matters

Certain of GATX's operations present potential environmental risks principally through the transportation or storage of various commodities. Recognizing that some risk to the environment is intrinsic to its operations, GATX is committed to protecting the environment, as well as complying with applicable environmental protection laws and regulations. GATX, as well as its competitors, is subject to extensive regulation under federal, state and local environmental laws which have the effect of increasing the costs and liabilities associated with the conduct of its operations. In addition, GATX's foreign operations are subject to environmental regulations in effect in each respective jurisdiction.

GATX's policy is to monitor and actively address environmental concerns in a responsible manner. GATX has received notices from the U.S. Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) for study and clean-up costs at 11 sites under the requirements of the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (Superfund). Under Superfund and comparable state laws, GATX may be required to share in the cost to clean-up various contaminated sites identified by the EPA and other agencies. In all but one instance, GATX is one of several financially responsible PRPs and has been identified as contributing only a small percentage of the contamination at each of the sites. Due to various factors such as the required level of remediation and participation in clean-up efforts by others, GATX's total clean-up costs at these sites cannot be predicted with certainty; however, GATX's best estimates for remediation and restoration of these sites have been determined and are included in its environmental reserves.

Future costs of environmental compliance are indeterminable due to unknowns such as the magnitude of possible contamination, the timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties including insurers. Also, GATX may incur additional costs relating to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but in the future may require investigation and/or remedial work to ensure adequate protection to the environment under current standards. If future laws and regulations contain more stringent requirements than presently anticipated, expenditures may be higher than the estimates, forecasts, and assessments of potential environmental costs provided below. However, these costs are expected to be at least equal to the current level of expenditures.
In addition, GATX has provided indemnities for environmental issues to the buyers of two divested companies for which GATX believes it has adequate reserves.

GATX's environmental reserve at the end of 1993 was $81 million and reflects GATX's best estimate of the cost to remediate its environmental conditions. Additions to the reserve were $17 million in both 1993 and 1992. Expenditures charged to the reserve amounted to $10 million and $12 million in 1993 and 1992, respectively.

In 1993, GATX made capital expenditures of $18 million for environmental and regulatory compliance compared to $16 million in 1992. These projects included marine vapor recovery, discharge prevention compliance, impervious dikes and tank car cleaning systems. Environmental projects authorized or currently under consideration would require capital expenditures of approximately $25 million in 1994. It is anticipated that GATX will make annual expenditures at a similar level over the next five years for regulatory and environmental requirements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        GATX Corporation and Subsidiaries


Financial data of business segments for 1993, 1992, and 1991 on pages 34 through 37 are an integral part of the consolidated financial statements of GATX Corporation and subsidiaries.


Note A - Significant Accounting Policies

Significant accounting policies of GATX and its consolidated subsidiaries are discussed below.

Consolidation

The consolidated financial statements include the accounts of GATX and its majority-owned subsidiaries. Investments in 20 to 50 percent-owned companies and joint ventures are accounted for under the equity method and are shown as investments in affiliated companies. Less than 20 percent-owned affiliated companies are recorded using the cost method.

Cash Equivalents

GATX considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair value of those assets.

Property, Plant and Equipment

Property, plant and equipment are stated principally at cost. Assets acquired under capital leases are included in property, plant and equipment and the related obligations are recorded as liabilities. Provisions for depreciation include the amortization of the cost of capital leases and are computed by the straight-line method which results in equal annual depreciation charges over the estimated useful lives of the assets.

Goodwill

GATX has classified as goodwill the cost in excess of the fair value of net assets acquired. Goodwill, which is included in other assets, is being amortized on a straight-line basis over 40 years. Goodwill, net of accumulated amortization of $18.2 million and $14.1 million, was $136.6 million and $139.7 million as of December 31, 1993 and 1992, respectively. Amortization expense was $4.1 million, $4.1 million, and $3.7 million for 1993, 1992 and 1991, respectively.

Income Taxes

In February 1992, Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, was issued by the Financial Accounting Standards Board (FASB) which, among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of the financial statements. This Statement was adopted by GATX in the first quarter of 1992. The cumulative effect of the adoption of this Statement was to reduce the deferred tax liability by $9.7 million. This amount was added to net income and thereby to shareholders' equity.

United States income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates which GATX intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $102.9 million at December 31, 1993.

GATX participates in a Capital Construction Fund agreement with the United States Maritime Administration. Contributions to the Fund reduce taxable income and the tax basis of the related vessels. Deferred taxes are not required to be provided for such contributions and, consequently, income taxes in future years will increase if not offset by additional deposits. Based on current statutory rates, such income tax liability would be $4.9 million.

Other Deferred Items

Other deferred items include the accrual for postretirement benefits other than pensions in addition to environmental, general liability and workers' compensation reserves, and other deferred credits.

Environmental Liabilities

Expenditures that relate to current or future operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are charged to environmental reserves. Reserves are recorded in accordance with accounting guidelines to cover work at identified sites when GATX's liability for environmental clean-up is both probable and a minimum estimate of associated costs can be made; adjustments to initial estimates are recorded as necessary.

                        GATX Corporation and Subsidiaries


Off-Balance-Sheet Financial Instruments

Fair values of GATX's off-balance-sheet financial instruments (futures, swaps, forwards, options, guarantees, and lending and purchase commitments) are based on current market prices, settlement values or fees currently charged to enter into similar agreements.

Revenue Recognition

The majority of GATX's gross income is derived from the rentals of railcars, terminals, Great Lakes vessels, and warehousing and logistics services. In addition, income is derived from finance leases, asset dispositions, secured loans and other services.

Foreign Currency Translation

The assets and liabilities of GATX operations located outside the United States are translated at exchange rates in effect at year end, and income statements are translated at the average exchange rates for the year. Gains or losses resulting from the translation of foreign currency financial statements are deferred and recorded as a separate component of consolidated shareholders' equity. Incremental unrealized translation gains (losses) recorded in the cumulative foreign currency adjustment account were $(5.4) million, $(3.4) million, and $4.5 million, during 1993, 1992 and 1991, respectively.

Earnings Per Share

Earnings per share are based on the weighted average number of common shares and, in 1991, common share equivalents outstanding. Net income is adjusted for the preferred stock dividends. The common share equivalents represent the dilutive shares issuable upon exercise of employee stock options.

Reclassifications

Certain amounts in the 1992 and 1991 financial statements have been reclassified to conform to the 1993 presentation.

Note B - Accounting for Leases

The following information pertains to GATX as a lessor:

Finance Leases - The components of the investment in finance leases are (in millions):

                                                                December 31
                                                              1993      1992
Minimum future lease receivables                            $ 601.1   $ 621.5
Estimated residual values                                     260.0     276.7
                                                              ------    ------
                                                              861.1     898.2
Less - Unearned income                                       (324.1)   (360.5)
                                                              ------    ------
Investment in finance leases                                $ 537.0   $ 537.7

Operating Leases - The majority of railcar and tankage assets and certain other equipment leases included in property, plant and equipment are accounted for as operating leases.

Minimum Future Receipts - Minimum future lease receipts from finance leases and minimum future rental receipts from noncancellable operating leases by year at December 31, 1993 are (in millions):

                         Finance Leases Operating Leases  Total
1994                       $ 85.6          $  432.7    $  518.3
1995                         89.1             282.3       371.4
1996                         79.2             207.2       286.4
1997                         54.6             152.9       207.5
1998                         45.1             104.1       149.2
Years thereafter            247.5             341.5       589.0

  Total                    $601.1          $1,520.7    $2,121.8

                        GATX Corporation and Subsidiaries


The following information pertains to GATX as a lessee:

Capital Leases - Assets classified as property, plant and equipment and finance leases which have been financed under capital leases are (in millions):

                                                    December 31
                                                 1993      1992
Railcars                                       $ 153.2   $ 159.9
Great Lakes vessels                              159.5     159.5
                                                 ------    ------
                                                 312.7     319.4
Less - Allowances for depreciation              (130.1)   (122.5)
                                                 ------    ------
                                                 182.6     196.9
Finance leases                                    23.6      32.1
                                                 ------    ------

                                               $ 206.2   $ 229.0

Operating Leases - GATX has financed railcars and warehouses through sale leasebacks which are accounted for as operating leases. In addition, GATX leases certain other assets and office facilities. Total rental expense for the years ended December 31, 1993, 1992 and 1991 was $94.1 million, $76.5 million, and $60.7 million, respectively.

Minimum Future Rental Payments - Future minimum rental payments due under noncancellable leases at December 31, 1993 are (in millions):


                               Capital Leases    Operating Leases
1994                                   $ 34.0         $   87.7
1995                                     35.4             87.5
1996                                     34.9             80.2
1997                                     33.9             76.9
1998                                     32.9             74.2
Years thereafter                        313.9            765.7
                                        -----           ------
                                        485.0         $1,172.2
Less - Amounts representing interest   (217.7)
                                        -----
Present value of future
  minimum capital lease payments       $267.3

The above capital lease amounts and certain operating leases do not include the costs of licenses, taxes, insurance, and maintenance which GATX is required to pay. Interest expense on the above capital leases was $23.6 million in 1993, $24.8 million in 1992, and $25.8 million in 1991.


Note C - Secured Loans

Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment, golf courses or real estate. At December 31, 1993, $15.5 million of GATX's $226.1 million loan portfolio were on nonaccrual status. GATX does not believe an estimate of the fair value of these loans on nonaccrual can be made at this time without incurring excessive cost inasmuch as active markets for these loans do not currently exist. GATX's estimate of potential impairment due to collectibility concerns related to these loans is included in the allowance for possible losses.

The fair value estimate of the $210.6 million remaining loan portfolio is estimated to be $212.8 million. For variable rate loans totaling $108.1 million, fair value is based on carrying amounts. The fair value of the $102.5 million of fixed rate loans is estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

                        GATX Corporation and Subsidiaries


Note D - Investments in Affiliated Companies


GATX has investments in 20 to 50 percent-owned companies and joint ventures which are accounted for using the equity method. These investments include a Canadian railcar company, foreign tank storage terminals, and aircraft, high technology and real estate joint ventures. Distributions received from such affiliates were $27.7 million, $55.7 million, and $25.7 million, in 1993, 1992 and 1991, respectively.

Summarized operating results for all affiliated companies in their entirety are (in millions):

For the year                      1993        1992       1991
Revenues                        $  400.9    $  453.4   $  412.6

Net income                          42.9        53.7       46.6

Summarized balance sheet data for all affiliated companies in their entirety are (in millions):

December 31                                   1993       1992
Total assets                                $1,784.6   $1,621.1

Long-term liabilities                          664.9      578.1

Other liabilities                              228.9      235.1
                                              ------     ------

Shareholders' equity                        $  890.8   $  807.9
                                              ======     ======

Note E - Foreign Operations

Foreign operations were not material to the consolidated gross income or pretax income of GATX Corporation for any of the years presented. However, GATX does have a number of investments in affiliated companies which are located in, or derived income from, foreign countries which contribute significantly to equity in net earnings of affiliated companies. The foreign identifiable assets are primarily investments in affiliated companies and a United Kingdom terminalling operation which is fully consolidated.

Equity in Net Earnings of
 Affiliated Companies (in Millions)     1993        1992       1991

Foreign                             $   18.1    $   18.8   $   17.9
United States                            1.6         5.2        6.3


                                    $   19.7    $   24.0   $   24.2

Identifiable Assets (in Millions)       1993        1992       1991

Foreign                             $  419.4    $  382.7   $  380.1
United States                        2,972.7     3,043.6    3,134.1


                                    $3,392.1    $3,426.3   $3,514.2

                        GATX Corporation and Subsidiaries


Note F - Short-Term Debt and Lines of Credit

Short-term debt consisted of (in millions):

                                                    December 31
                                                  1993    1992
Commercial paper                                 $129.7  $189.8
Other short-term borrowings                        96.4   141.6
                                                 ------  ------
                                                 $226.1  $331.4

Under a revolving credit agreement with a group of banks, General American Transportation Corporation (GATC) may borrow up to $200.0 million. The revolving credit agreement contains various restrictive covenants which include, among other things, minimum net worth, restrictions on additional indebtedness, and requirements to maintain certain financial ratios for GATC. Under the agreement GATC was required to maintain a minimum net worth of $528.2 million at December 31, 1993. While at year end no borrowings were outstanding under the agreement, the available line of credit was reduced by $25.5 million of commercial paper outstanding. GATC had borrowings of $55.0 million under unsecured money market lines. Also, GATX Terminals has a revolving credit agreement of pound sterling 25.0 million of which pounds9.0 million was available at year end.

GATX Capital has commitments under its credit agreements with a group of banks for revolving credit loans totaling $290.0 million of which $185.3 million was available at December 31, 1993. The amount available was reduced by outstanding commercial paper and bankers' acceptances. The credit agreement contains various covenants which include, among other things, minimum net worth, restrictions on dividends, and requirements to maintain certain financial ratios for GATX Capital. At December 31, 1993, such covenants limited GATX Capital's ability to transfer net assets to GATX to no more than $82.9 million.

The carrying amounts reported in the balance sheet for short-term debt at December 31, 1993 approximate fair value.

Interest expense on short-term debt was $10.9 million in 1993, $13.2 million in 1992, and $18.5 million in 1991.

                        GATX Corporation and Subsidiaries


Note G - Long-Term Debt

Long-term debt consisted of (in millions):

                                                Final        December 31
                              Interest Rates   Maturity    1993      1992
Variable rate:
  Term notes                3.775% - 7.00%    1994-1995  $   54.0  $   88.8
  Non-recourse obligations  4.625  - 7.50     2000-2002      60.5      55.1

                                                            114.5     143.9

Fixed rate:
  Term notes                5.16% - 13.48 %   1994-2012   1,230.9   1,152.0
  Non-recourse obligations  9.00  -  9.25     1994-1996       7.6      45.7
  Industrial revenue bonds  6.65  - 10.875    1994-2023      88.9      89.4
  Title XI Bonds                 7.1            1998          4.6       5.6

                                                          1,332.0   1,292.7

                                                         $1,446.5  $1,436.6

The carrying amount of the variable rate debt at December 31, 1993 approximates its fair value. The fair value of the fixed rate debt was $1,481.6 million and $1,393.9 million at December 31, 1993 and 1992, respectively. Fair value was estimated by aggregating the notes and performing a discounted cash flow calculation using a weighted average note term and market rate based on GATX's current incremental borrowing rates for similar types of borrowing arrangements.

Maturities of GATX's long-term debt as of December 31, 1993 for each of the years 1994 through 1998 (assuming that GATX Capital's commercial paper, notes payable and bankers' acceptances are retired by the unused revolving commitments and notice of termination of all of GATX Capital's revolving credit loans had been received by December 31, 1993) are (in millions):

        Converted Revolving
            Credit Loans        Long-Term Debt           Total
1994           -                   $121.9               $121.9
1995           -                    204.0                204.0
1996         121.9                  162.9                284.8
1997           -                    146.2                146.2
1998           -                    144.8                144.8

At December 31, 1993, certain vessels and warehouse equipment with a net carrying value of $17.8 million were pledged as collateral for $21.7 million of notes and bonds.

Interest cost incurred on long-term debt, net of capitalized interest, was $117.3 million in 1993, $138.1 million in 1992, and $137.6 million in 1991.
Interest cost capitalized as part of the cost of construction of major assets was $2.7 million in 1993, $4.2 million in 1992, and $5.4 million in 1991. A loss of $.5 million and $3.3 million was recorded on the early retirement of debt in 1993 and 1992, respectively.

In 1990, GATX entered into a currency swap agreement to finance the purchase of a United Kingdom terminalling operation. GATX swapped a U.S. dollar borrowing of $59.7 million with interest stated at 10.125% for a liability of pound sterling 37.0 million with associated interest at 12.87%. The exchange of interest and principal payments over the 12 year term of the notes was fixed accordingly. The swap was terminated in 1993, resulting in a net cash payment to GATX of $2.3 million; at the same time, an offsetting translation loss was recognized for the unrealized loss on the translation of pounds into dollars.

                        GATX Corporation and Subsidiaries


GATX uses interest rate swaps, caps, forwards and other similar contracts to set interest rates on existing or anticipated transactions. At December 31, 1993, GATC has used $900 million of interest rate swaps to better match the duration of the debt portfolio to the lease terms of the railcar assets. GATX Capital uses interest rate swaps in addition to commercial paper and floating rate medium term notes to match fund its floating rate lease and loan investments.
At December 31, 1993, GATX Capital had entered into $180 million of interest rate swaps to convert fixed rate debt to floating rate debt. Net amounts paid or received on these contracts that qualify as hedges are recognized over the term of the contract as an adjustment to interest expense of the hedged financial instrument. The total of these instruments in place at year end was $1,080 million; the fair values of the swap components at year end would result in a net payment to GATX of $10.9 million if the swaps were terminated. These financial instruments terminate in 1994-2006. GATX manages the credit risk of counterparties by only dealing with institutions that the company considers financially sound and by avoiding concentrations of risk with a single counterparty.

At December 31, 1993, certain debt agreements of subsidiaries restrict the ability of the subsidiaries to transfer net assets to the parent company in the form of loans, advances or dividends. Such restrictions affect $567.4 million of the $1,102.7 million of total subsidiary net assets. The majority of these restrictions relate to the revolving credit agreement of GATC and certain loan agreements of GATX Capital and GATX Logistics.

Note H - Pension Benefits

GATX and its subsidiaries, exclusive of GATX Logistics, maintain several noncontributory defined benefit pension plans covering substantially all employees. Logistics' employees participate in a 401(k) retirement plan. Benefits payable under the pension plans are based on years of service and/or final average salary. The funding policy for all plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations.

The net periodic pension cost for the GATX defined benefit plans was determined based on the funds' status at the beginning of the year. Significant assumptions used in determining pension cost for 1991 through 1993 were:

                                                    1993      1992-1991
Discount rate                                       8.5%         9.0%
Expected long-term rate of return on assets         9.0%         9.0%
Rate of increase in compensation levels             6.0%         6.0%

The components of net periodic pension cost were (in millions):

For the year                                        1993      1992      1991
Service cost of benefits earned during the period   $  5.0    $  4.3    $  4.1
Interest cost on projected benefit obligation         19.2      18.8      18.8
Actual return on plan assets                         (26.4)    (12.4)    (44.4)
Net amortization and deferral                          7.2      (6.0)     25.6
                                                      ----      ----      ----

  Net periodic pension cost                         $  5.0    $  4.7    $  4.1
                                                      ======    ======    ======

                        GATX Corporation and Subsidiaries


The projected benefit obligation was determined based on the funded status at year end. Significant assumptions used in determining the projected benefit obligations were:

                                                    1993      1992      1991
Discount rate                                       7.75%     8.5%      9.0%
Rate of increase in compensation levels              5.5%     6.0%      6.0%

The effect of the change in assumptions on the unrecognized net gain was a decrease of $12.4 million for 1993 and $9.2 million for 1992 resulting in an unrecognized net loss position at the end of 1993. The funded status of the defined benefit plans and the amounts recognized in GATX's consolidated balance sheet were (in millions):

December 31,                                              1993      1992

Actuarial present value of benefit obligation:
 Accumulated benefit obligation
  - vested                                               $223.6    $211.0
  - nonvested                                               5.0       4.1
                                                         ------    ------
                                                          228.6     215.1

 Effects of projected future compensation levels           34.4      30.5
                                                         ------    ------

 Projected benefit obligation                             263.0     245.6

 Plan assets at fair market value,
  primarily listed stocks and bonds                       254.4     239.1
                                                         ------    ------

 Projected benefit obligation in excess of plan assets   $  8.6    $  6.5
                                                         ======    ======

Reconciliation of funded status to recorded amounts:
 Net pension liability included in balance sheet         $   .6    $  4.9
 Unrecognized net asset from transition
  to new pension accounting standard                        (.5)      (.6)
 Unrecognized net loss (gain)                               3.5      (3.2)
 Unrecognized prior service cost                            5.0       5.4
                                                          ------    ------

 Projected benefit obligation in excess of plan assets   $  8.6    $  6.5
                                                         ======    ======


GATX makes contributions to its defined benefit pension plans in addition to the multiemployer pension plans of various unions. The contributions to all plans were (in millions):

For the year                                      1993    1992    1991
Contributions to GATX's pension plans             $  7.4  $  6.0  $  7.0

Contributions to multiemployer pension plans         1.8     2.0     1.6

Note I - Postretirement Benefits Other Than Pensions

GATX provides health care, life insurance and other benefits for certain retired employees who meet established criteria. Most domestic employees are eligible for health care and life insurance benefits if they retire from GATX with immediate pension benefits under the GATX pension plan. The plans are either contributory or non-contributory, depending on various factors.

In 1992, GATX implemented Statement of Financial Accounting Standards (SFAS)
No. 106 - "Employers' Accounting for Postretirement Benefits Other Than Pensions" using the immediate recognition transition method, effective as of January 1, 1992. SFAS No. 106 requires recognition of the cost of postretirement benefits during an employee's active service life. GATX's previous practice was to expense these costs as they were paid. GATX recorded a charge of $55.5 million ($85.4 million pretax) in the first quarter of 1992 to reflect the cumulative effect of the change in accounting principle for periods prior to 1992. Aside from the one-time impact of the transition obligation, adoption of SFAS No. 106 was not material to 1992 financial results.

                        GATX Corporation and Subsidiaries

Net periodic postretirement cost includes the following components (in millions):
For the Year                                       1993   1992

        Current service cost                       $ .5   $ .3
        Interest cost on accumulated
          postretirement benefit obligation         7.3    7.8
                                                   ----   ----

        Net periodic postretirement benefit cost   $7.8   $8.1
                                                   ====== =====

         Discount rate                             8.5%   9.0%
                                                   ====== =====

Prior to 1992, the cost of providing these benefits to retired employees was recognized primarily as payments were made and totaled $7.9 million in 1991.

The following table sets forth the amounts recognized in GATX's consolidated balance sheet (in millions):

December 31,                                       1993   1992

       Accumulated postretirement benefit obligation:
        Retirees                                   $ 84.3 $80.1
        Fully eligible active plan participants       4.1   3.4
        Other active plan participants                6.1   4.2
                                                    ------ -----

       Total accumulated
        postretirement benefit obligation            94.5  87.7

       Unrecognized loss                            (10.5) (2.9)
                                                    ------ -----

       Accrued postretirement benefit liability    $ 84.0 $84.8
                                                   ====== ======

The accrued postretirement benefit liability was determined using an assumed discount rate of 7.75% for 1993, 8.5% for 1992, and 9.0% at January 1, 1992 when the transition obligation was calculated. The effect of these changes in the discount rate assumption was a deferred loss of $5.2 million in 1993 and $2.9 million in 1992.

For measurement purposes, blended rates ranging from 13% decreasing to 5% over the next four years and remaining at that level thereafter were used for the increase in the per capita cost of covered health care benefits. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% would increase the accumulated postretirement benefit obligation by $5.3 million and would increase aggregate service and interest cost components of net periodic postretirement benefit cost by $.5 million per year.

Note J - Income Taxes

Effective January 1, 1992, GATX changed its method of accounting for income taxes from the deferred method to the liability method as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting Statement 109 as of January 1, 1992 was to increase net income by $9.7 million. Aside from the one-time impact due to the reassessment of deferred taxes, adoption of SFAS No. 109 was not material to 1992 financial results.

                        GATX Corporation and Subsidiaries


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of GATX's deferred tax liabilities and assets were (in millions):
December 31,                                            1993    1992

Deferred tax liabilities:
  Book/tax basis differences due to depreciation        $298.5    $255.4
  Leveraged leases                                        83.0      90.1
  Lease accounting (other than leveraged)                 33.4      64.0
  Other                                                   20.0      23.6
                                                        ------    ------
     Total deferred tax liabilities                      434.9     433.1

Deferred tax assets:
  Alternative minimum tax credit                          56.1      45.3
  Accruals not currently deductible for tax purposes      53.4      56.0
  Allowance for possible losses                           34.6      38.8
  Postretirement benefits other than pensions             29.2      28.7
  Other                                                   13.4      30.2
                                                        ------    ------
    Total deferred tax assets                            186.7     199.0
                                                        ------    ------

    Net deferred tax liabilities                        $248.2    $234.1
                                                        ======    ======

At December 31, 1993, GATX had an alternative minimum tax credit of $56.1 million that can be carried forward indefinitely to reduce future regular tax liabilities.

GATX and its United States subsidiaries file a consolidated federal income tax return. Amounts shown as Current - Federal represent taxes payable as determined by the Alternative Minimum Tax. Income taxes (credit) consisted of (in millions):

                                                            Deferred
                                        Liability Method     Method
For the year                             1993       1992      1991
Current-
  Domestic:
    Federal                             $  35.9    $  28.5   $  43.5
    State and local                         1.6        2.2       5.4
                                        -------    -------   -------
                                           37.5       30.7      48.9
  Foreign                                   2.2        3.3        .5
                                        -------    -------   -------
                                           39.7       34.0      49.4
                                        -------    -------   -------

Deferred-
  Domestic:
    Federal                                 6.9     (24.4)     (18.2)
    State and local                         4.7      (1.1)       1.5
                                        -------    -------   -------
                                           11.6     (25.5)     (16.7)
  Foreign                                    .1       1.1         .9
                                        -------    -------   -------
                                           11.7     (24.4)     (15.8)
                                        -------    -------   -------
Income tax expense                      $  51.4    $  9.6    $  33.6
                                        =======    ======    =======

Income taxes paid                       $  40.9    $ 31.2    $  54.2
                                        =======    ======    =======

                        GATX Corporation and Subsidiaries

The sources of income before income taxes and equity in net earnings of affiliated companies were (in millions):
For the year                              1993       1992      1991
  Domestic                              $  98.2    $  13.9   $  92.9
  Foreign                                   6.2        1.0       (.8)
                                        -------    -------   -------

                                        $ 104.4    $  14.9   $  92.1
                                        =======    =======   =======

The reasons for the differences between reported income tax expense (credit) and the amount computed by applying the statutory federal income tax rate of 35% in 1993 and 34% in 1992 and 1991 to income before income taxes were (in millions):

                                                               Deferred
                                          Liability Method      Method
For the year                              1993       1992      1991
Federal income taxes at statutory rate   $  36.5  $   5.0   $  31.3
Add (deduct) effect of:
 Tax rate increase on deferred taxes         7.3        -         -
 State income taxes                          4.1       .5       4.7
 Corporate owned life insurance             (3.8)    (4.2)     (4.5)
 Purchase accounting adjustments             2.2       .4       1.7
 Foreign income                              1.5      1.7       1.8
 Goodwill amortization                       1.2      1.4       1.2
 Liquidation of foreign subsidiary             -      4.0         -
 Deferred tax turnaround                       -        -      (4.5)
 Other                                       2.4       .8       1.9
                                         -------  -------   -------

                                         $  51.4  $   9.6   $  33.6
                                         =======  =======   =======

The components of deferred income tax credit for the year ended December 31,
1991 were (in millions):
For the year                                                  1991

Charge (credit):
 Difference between book and tax
   accounting for lease transactions                        $ (16.2)
 Accelerated depreciation
   for income tax purposes                                     12.8
 Provision for losses                                         (12.0)
 Investment tax credit utilized                                10.0
 Alternative minimum tax                                       (6.6)
 Deferred tax turnaround                                       (4.5)
 Prior accrued taxes                                           (3.4)
 Leveraged lease accounting                                     1.5
 Deferred state income taxes                                    1.4
 Other                                                          1.2
                                                            -------

                                                            $ (15.8)
                                                            =======

                        GATX Corporation and Subsidiaries


Note K - Shareholders' Equity

GATX's Certification of Incorporation has authorized 60,000,000 shares of Common Stock at a par value of $.625 per share and 5,000,000 shares of Preferred Stock at $1.00 per share. Shares of Preferred Stock issued and outstanding consist of Series A and B $2.50 Cumulative Convertible Preferred Stock and $3.875 Cumulative Convertible Preferred Stock.

Holders of both series of $2.50 Cumulative Convertible Preferred Stock are entitled to receive a cumulative annual cash dividend of $2.50 per share. Each share of such Preferred Stock may be called for redemption by GATX at $63 per share, has a liquidating value of $60 per share, and may be converted into 2.5 shares of Common Stock.

Holders of $3.875 Cumulative Convertible Preferred Stock are entitled to receive a cumulative annual cash dividend of $3.875 per share. Each share of such Preferred Stock may be converted at the option of the holder at any time, unless previously redeemed, into 1.1494 shares of Common Stock. The shares became redeemable at GATX's option on and after August 1, 1992, initially at a redemption price of $52.7125 per share and thereafter at prices declining to $50.00 per share on and after August 1, 1999, plus dividends accrued and unpaid at the redemption date. The liquidating value is $50 per share plus accrued and unpaid dividends.

At December 31, 1993, 5,712,693 shares of Common Stock were reserved for:
                                                       Shares
Conversion of outstanding Preferred Stock            4,016,176
Incentive compensation programs                      1,677,117
Employee service awards                                 19,400
                                                     ---------
                                                     5,712,693
                                                     =========

Holders of $2.50 and $3.875 Cumulative Convertible Preferred Stock and Common Stock are entitled to one vote for each share held. Except in certain instances, all such classes vote together as a single class.

Outstanding shares of Common Stock contain Preferred Stock Purchase Rights ("Rights"). One-half of one Right is associated with each outstanding share of Common Stock. The Rights shall be redeemed effective May 15, 1994 and will only become exercisable ten days after a person or group either becomes the beneficial owner of 20% or more of the Common Stock or commences a tender or exchange offer that would result in such person or group beneficially owning 30% or more of the outstanding Common Stock. Each Right entitles the holder to purchase one newly-issued unit of one one-hundredth of a share of Series 1 Junior Preferred Stock at an exercise price of $100.

                        GATX Corporation and Subsidiaries


If any person or group becomes the beneficial owner of 30% or more of GATX Common Stock, GATX is the surviving corporation in a merger with a 20% or more shareholder and its Common Stock is not changed or converted, or a 20% or more shareholder engages in certain self-dealing transactions with GATX, then each Right not owned by such person will entitle the holder to purchase, at the Right's then current exercise price, shares of GATX Common Stock having a value of twice the Right's then current exercise price. In addition, if, after any person or group has become a 20% or more shareholder, GATX is involved in a merger in which its Common Stock is converted or if GATX sells 50% or more of its assets, each Right will entitle its holder to purchase for the exercise price shares of common stock of the acquiring or successor company having a value of twice the Right's then current exercise price.

GATX generally will be entitled to redeem the Rights in whole, but not in part, at $.05 per Right at any time prior to the expiration of a ten-day period (subject to extension) following public announcement of the existence of a 20% holder or of a 30% or more tender offer. Until such time as the Rights become exercisable, the Rights have no voting privileges and are attached to, and do not trade separately from, the Common Stock.

Transactions in Preferred Stock, Common Stock, treasury shares, and additional capital are shown in the following table:

Capital Transactions                             Preferred                                Cost of Common Shares        Additional
(In Thousands, Except Number of Shares)       Stock Issued       Common Stock Issued    in Treasury (Deduction)          Capital
                                           Shares   Amount         Shares     Amount       Shares       Amount            Amount
Balance at January 1, 1991               3,466,433 $3,466        21,959,141  $13,724   (2,790,954)    $(47,082)          $299,992
Add (deduct):
 Conversion of Preferred Stock
   into Common Stock                       (21,974)   (22)           54,932       34                                          (12)
 Common Stock issued under option,
   incentive and service award plans                                175,486      110                                         4,789


Balance at December 31, 1991             3,444,459  3,444        22,189,559   13,868   (2,790,954)     (47,082)            304,769
Add (deduct):
 Conversion of Preferred Stock
   into Common Stock                        (2,696)    (2)            6,740        4                                            (2)
 Common Stock issued under option,
   incentive and service award plans                                 92,598       58                                         2,099


Balance at December 31, 1992             3,441,763  3,442        22,288,897   13,930   (2,790,954)     (47,082)            306,866
Add (deduct):
  Conversion of Preferred Stock
   into Common Stock                        (1,212)    (1)            3,029        2                                            (1)
Common Stock issued under option,
   incentive and service award plans                                199,425      125                                         5,564


Balance at December 31, 1993             3,440,551  $3,441       22,491,351  $14,057  (2,790,954)     $(47,082)           $312,429

                        GATX Corporation and Subsidiaries


Note L - Incentive Compensation Plans

The 1985 Plan

The GATX Corporation 1985 Long Term Incentive Compensation Plan (the 1985 Plan), as amended, contains provisions for the granting of non-qualified stock options, incentive stock options, stock appreciation rights (SARs), cash and Common Stock individual performance units (IPUs), restricted stock rights, restricted Common Stock and performance awards. An aggregate of 2,700,000 shares of Common Stock may be issued under the 1985 amended Plan. As of December 31, 1993, 451,542 shares are available for issuance under the Plan.

Non-qualified stock options and incentive stock options may be granted for the purchase of Common Stock for periods not longer than ten years from the date of grant. The exercise price will be not less than the higher of market value at date of grant or par value of the Common Stock. All options become exercisable one year from the date of grant.

SARs can be issued in conjunction with non-qualified or incentive stock options and entitle the holder to receive the value of the SARs (the difference between option price and fair market value of the Common Stock at time of exercise of the SARs) in shares of Common Stock, cash, or a combination of the two at GATX's discretion. Exercise of SARs results in cancellation of the underlying options. During 1993, no SARs were issued and none were outstanding.

Cash and Common Stock IPUs may be granted to key employees and, if granted, will be redeemed in cash and Common Stock, as applicable, with the redemption value determined in part by the fair market value of the Common Stock as of the date of redemption and in part by the extent to which preestablished performance goals have been achieved. A total of 11,300 cash and stock IPUs were granted during 1993 and 34,400 IPUs in total were outstanding at the end of the year.
In 1993, no shares of Common Stock or cash was paid to the participants in redemption of previously issued IPUs.

Restricted stock rights may be granted to key employees entitling them to receive a specified number of shares of restricted Common Stock. The recipients of restricted Common Stock are entitled to all dividends and voting rights, but the shares are not transferable prior to the expiration of a "restriction period" as determined at the discretion of the Compensation Committee of the Board of Directors. Performance Awards are granted to employees who have been granted restricted stock rights or restricted Common Stock, but these Awards may not exceed the market value of the restricted Common Stock when restrictions lapse. The Performance Awards provide cash payments if certain criteria and earnings goals are met over a predetermined period. During 1993, no grants or payments were made.

                        GATX Corporation and Subsidiaries


The 1980 Plan

Stock options are outstanding under the GATX Corporation 1980 Long Term Incentive Compensation Plan (the 1980 Plan), but no additional options, stock or awards may be issued thereunder. At December 31, 1993, 1,000 shares of Common Stock were reserved for grants previously made under the 1980 Plan.

Data with respect to both plans are set forth below:

                         Number of
                          Shares Under
                       Stock Option Plans         Price per Share

Outstanding at
  January 1, 1993           1,143,800             $14.53 - $32.03
Granted                       286,650              32.50 -  37.6875
Exercised or issued           199,125              14.53 -  32.03
Canceled                        5,750              25.50 -  29.9375


Outstanding at
  December 31, 1993         1,225,575             $14.53 - $37.6875


Outstanding at
  December 31, 1993
  by year granted:
    1984-1987                  99,000             $14.53 - $19.47
    1988                      115,000                   25.655
    1989                      130,750                   29.9375
    1990                      119,325                   19.94
    1991                      227,850              26.13 -  28.1875
    1992                      247,000              25.50 -  30.75
    1993                      286,650              32.50 -  37.6875


                            1,225,575             $14.53 - $37.6875


Options exercisable at
  December 31, 1993           938,925


Options available for future
  grant at December 31, 1993                        451,542

                        GATX Corporation and Subsidiaries


Note M - Commitments, Contingencies and Concentrations of Credit Risk

GATX's revenues are derived from a wide range of industries and companies. However, approximately 50% of total consolidated revenues are generated from the transportation or storage of products for the chemical and petroleum industries. In addition, approximately 20% of GATX's assets consist of commercial aircraft operated by various domestic and international airlines.

Under its lease agreements, GATX retains legal ownership of the asset. With loan financings, the loan is collateralized by the equipment. GATX performs credit evaluations prior to approval of a lease or loan contract. Subsequently, the creditworthiness of the customer and the value of the collateral are monitored on an ongoing basis. GATX maintains an allowance for possible losses and other reserves to provide for potential losses which could arise should customers become unable to discharge their obligations to GATX and to provide for permanent declines in investment value.

At December 31, 1993, GATX had commitments of $224.2 million to acquire additional portfolio equipment, to lend funds, or to purchase residuals from lessors. The lease commitments include an order by an aircraft joint venture for four new aircraft which will be purchased in 1998-99. GATX also has firm commitments to acquire railcars and to upgrade facilities totaling $115.0 million. Loan commitments comprise $16.5 million of the total funding obligation; the fair values of these obligations total $.3 million as calculated by estimating the current fees which would be charged for similar commitments. In addition, GATX has issued $63.8 million of residual and rental guarantees.

GATX and its subsidiaries are engaged in various matters of litigation and have a number of unresolved claims pending, including proceedings under governmental laws and regulations related to environmental matters. While the amounts claimed are substantial and the ultimate liability with respect to such litigation and claims cannot be determined at this time, it is the opinion of management that such liability, to the extent not recoverable from third parties including insurers, is not likely to be material to GATX's consolidated financial position or results of operations.

                   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
                        GATX Corporation and Subsidiaries

Quarter Ended:                         March 31         June 30     September 30      December 31
In Millions, Except Per Share Data 1993    1992     1993   1992      1993    1992     1993    1992
Gross income                     $237.1  $231.9   $289.4 $259.3    $279.9  $272.8   $280.5  $255.1
Operating expenses and
provision for depreciation        144.4   140.9    169.0  158.6     177.6   164.3    183.2   163.5
Income before cumulative effect
  of accounting changes            18.6    15.8     26.2   16.5      11.7   (15.4)    16.2    12.4
Net income (loss)                  18.6   (30.0)(C) 26.2   16.5      11.7(B)(15.4)(D) 16.2  12.4(E)
Net income per share
  before cumulative effect
  of accounting changes(A)          .77     .64     1.15    .68       .42   (.96)      .64   .46
Net income (loss) per share(A)      .77   (1.72)(C) 1.15    .68       .42   (.96)      .64   .46

(A) Quarterly results are not additive, as per share amounts are computed independently for each quarter and the full year based on the respective weighted average common shares and common share equivalents outstanding.

(B) Net income includes a $7.3 million charge for the cumulative increase in deferred income taxes and a $1.2 million charge for the current year income taxes as a result of the 1993 tax legislation which increased the federal income tax rate from 34% to 35% retroactively to January 1, 1993.

(C) A one-time non-cash net accounting charge of $45.8 million or $2.35 per share was recorded for postretirement benefits and deferred taxes.

(D) A $37.0 million aftertax special provision to the loss reserve was recorded, reflecting the continued deterioration in the freighter aircraft and real estate portfolios.

(E) Earnings were reduced by a tax provision of $4.0 million associated with the liquidation of a foreign finance subsidiary.

Common and Preferred Stock Information


GATX common shares are listed on the New York, Chicago and London Stock Exchanges under ticker symbol GMT. Shares of $2.50 Cumulative Convertible Preferred Stock and $3.875 Cumulative Convertible Preferred Stock are listed on the New York and Chicago Stock Exchanges.

The approximate number of holders of record of Common Stock, $2.50 Cumulative Convertible Preferred Stock and $3.875 Cumulative Convertible Preferred Stock as of February 28, 1994 was 3,634; 157 and 335, respectively. The following table shows the reported high and low sales price of GATX common and preferred shares on the New York Stock Exchange, the principal market for GATX shares, and the dividends declared per share:

Common Stock                                   High       Low      Dividends
1993
 First Quarter                               $ 37.375   $31.375    $ .35
 Second Quarter                                38.375    34.50       .35
 Third Quarter                                 41.50     37.25       .35
 Fourth Quarter                                42.25     33.00       .35

1992
 First Quarter                               $ 30.125   $25.75     $ .325
 Second Quarter                                27.875    24.25       .325
 Third Quarter                                 29.50     25.25       .325
 Fourth Quarter                                33.75     25.00       .325

$2.50 Cumulative Convertible Preferred Stock   High       Low      Dividends
1993
 First Quarter                               $ 90.00    $70.00     $ .625
 Second Quarter                                92.50     90.00       .625
 Third Quarter                                101.00     92.50       .625
 Fourth Quarter                               101.00     93.75       .625

1992
 First Quarter                               $ 72.00    $71.00     $ .625
 Second Quarter                                71.00     66.50       .625
 Third Quarter                                 70.75     67.00       .625
 Fourth Quarter                                70.00     70.00       .625

$3.875 Cumulative
  Convertible Preferred Stock                  High       Low      Dividends
1993
 First Quarter                               $ 54.00    $48.25     $ .96875
 Second Quarter                                54.50     51.75       .96875
 Third Quarter                                 55.50     52.625      .96875
 Fourth Quarter                                56.00     51.50       .96875

1992
 First Quarter                               $48.00     $44.00     $ .96875
 Second Quarter                               48.50      45.00       .96875
 Third Quarter                                49.50      45.50       .96875
 Fourth Quarter                               49.375     45.50       .96875

                             SELECTED FINANCIAL DATA
                        GATX Corporation and Subsidiaries
In Millions, except per share data
RESULTS OF OPERATIONS                                  1993     1992       1991       1990      1989       1988
Gross income                                         $1,086.9 $1,019.1   $  989.1   $  870.4  $  701.7   $  579.7
Costs and expenses                                      982.5  1,004.2      897.0      766.6     609.7      513.4
                                                     -------- --------   --------   --------  --------   --------
Income before income taxes, equity
  in net earnings of affiliated companies
  and cumulative effect of accounting changes           104.4     14.9       92.1      103.8      92.0       66.3
Income taxes                                             51.4      9.6       33.6       35.3      35.5       26.8
                                                     -------- --------   --------   --------  --------   --------
Income before equity in net
  earnings of affiliated companies and
  cumulative effect of accounting changes                53.0      5.3       58.5       68.5      56.5       39.5
Equity in net earnings of affiliated companies           19.7     24.0       24.2       14.4       9.2        7.5
                                                     -------- --------   --------   --------  --------   --------
Income before cumulative
  effect of accounting changes                           72.7     29.3       82.7       82.9      65.7       47.0
Cumulative effect of accounting changes                     -    (45.8)         -          -         -          -
                                                     -------- --------   --------   --------  --------   --------
Net income (loss)                                    $   72.7 $  (16.5)  $   82.7   $   82.9  $   65.7   $   47.0
                                                     ======== ========   ========   ========  ========   ========

PER SHARE DATA
Net income (loss) applicable to
  Common Stock, as adjusted                          $   59.4 $  (29.8)  $   69.4   $   69.5  $   61.1   $   48.0
Per share of Common Stock
  and common stock equivalents:
    Income before cumulative
      effect of accounting changes                   $   2.99 $    .82   $   3.56   $   3.61  $   3.18   $   2.52
    Cumulative effect of accounting changes                 -    (2.35)         -          -         -          -
                                                     -------- --------   --------   --------  --------   --------
    Net income (loss)                                $   2.99 $  (1.53)  $   3.56   $   3.61  $   3.18   $   2.52
    Shares used in computation (in thousands)          19,894   19,441     19,506     19,279    19,212     19,054
Per share assuming conversion, except in 1993
  and 1992, of all outstanding Preferred Stock:
    Net income (loss)                                $   2.99 $  (1.53)  $   3.51   $   3.54  $   3.16   $   2.49
    Shares used in computation (in thousands)          19,894   19,441     23,561     23,399    21,024     19,432
Dividends declared per share of Common Stock         $   1.40 $   1.30   $   1.20   $   1.10  $   1.00   $    .90


FINANCIAL CONDITION
Total assets                                         $3,392.1 $3,426.3   $3,514.2   $3,309.7  $3,060.1   $2,605.5
Total long-term debt and
  capital lease obligations                           1,713.8  1,724.6    1,798.5    1,715.1   1,456.2    1,305.5
Shareholders' equity                                    589.9    557.6      614.0      558.4     504.0      263.5
Common shareholders' equity                             423.6    391.2      447.6      391.4     336.1      260.2
Common shareholders' equity per share                   20.78    19.27      22.27      19.56     16.73      14.41

                       PRIOR YEAR'S MANAGEMENT DISCUSSION:
                     COMPARISON OF 1992 AND 1991 OPERATIONS
                        GATX Corporation and Subsidiaries


The following discussion analyzes GATX's comparative performance for the years ended December 31, 1992 and 1991. This information should be read in conjunction with the consolidated financial statements on pages 36, 38 and 40. The discussion of the comparative results of GATX's operations for the years ended December 31, 1993 and 1992 are presented in the management's discussion and analysis on pages 29, 30, 31, 37, 41, and 42, and the financial data of business segments on pages 32 through 35.

GATX Corporation's net loss for 1992 was $17 million or $1.53 per common share compared to net income of $83 million or $3.56 per common share for 1991. The 1992 loss was due to the adoption of two accounting statements which resulted in a one-time non-cash net accounting charge of $46 million and the recording of a $37 million aftertax special provision to the loss reserve. This special provision enabled GATX to reflect the value of certain real estate and freighter aircraft in these depressed markets. Before the cumulative effect of the accounting changes, 1992 income was $29 million or $.82 per common share.

GATX's return on common equity for 1992 was 3.6% before the cumulative effect of the accounting changes compared to 16.5% in 1991. The decrease was due to lower earnings, partially offset by the reduction of equity reflecting the impact of the net loss.

The discussion below addresses income before the impact of the 1992 accounting changes which are shown by segment in a table on page 33.

RAILCAR LEASING AND MANAGEMENT - Transportation's gross income of $289 million in 1992 increased $4 million from 1991. Higher average rental rates were offset by a slightly lower average number of railcars on lease during the year.
Average cars on lease of 49,800 were down 200 cars from 1991. Fleet utilization at December 31, 1992 was 92% on a fleet size of 54,400 railcars compared to 93% on a fleet size of 53,600 in 1991.

Transportation's 1992 earnings were unfavorably affected by a weak economy and regulatory pressure on the industry which increased repair costs. Income from operations of $49 million decreased $6 million from 1991 as operating margins continued to decline. The gain in 1991 from the sale of its Mexican affiliates further adversely affected the comparison of 1992 results. Also, earnings for 1992 reflected a $1 million pretax charge related to refinancing equipment trust certificates at favorable rates.

Transportation invested $108 million in the railcar fleet, up modestly from the $101 million invested in 1991. In addition, in 1992 Transportation invested $8 million as it began a multi-year program to significantly upgrade its repair facilities.

FINANCIAL SERVICES - Gross income of $178 million decreased $28 million from 1991. Disposition gains of $22 million decreased $28 million as fewer assets were scheduled to come off lease. Interest income of $21 million was $7 million less than 1991 due to the early repayment of an aircraft loan in late 1991 and an increase in real estate loans on which income was not being recognized.
These decreases were partially offset by strong fee income which increased $6 million from the prior year to $14 million due to the development of new equity sources in the international marketplace. In addition, lease income increased $5 million to an all-time high of $116 million as a result of the expansion of the operating lease portfolio.

Financial Services' 1992 loss from operations of $17 million compared to income from operations of $28 million in 1991 was primarily the result of the $37 million aftertax special loss provision and the lower level of disposition gains. Interest expense was virtually unchanged between the years as higher average outstanding debt balances were offset by lower interest rates. Selling, general and administrative expenses decreased $3 million from 1991 due to a reduction in the average number of employees and lower outside service expenses. Also, equity in net earnings of affiliated companies of $8 million decreased $2 million primarily reflecting lower income from aircraft joint ventures, partially offset by a gain on the sale of a real estate joint venture.

Financial Services' portfolio additions of $178 million declined $190 million from 1991 due to fewer portfolio investment opportunities.

                       PRIOR YEAR'S MANAGEMENT DISCUSSION:
                     COMPARISON OF 1992 AND 1991 OPERATIONS
                        GATX Corporation and Subsidiaries


TERMINALS AND PIPELINES - Terminals' gross income of $266 million increased $17 million from 1991. This increase was the result of the completion of a number of capital projects and strong results at many domestic operations. Capacity utilization at Terminals' wholly-owned facilities increased 3% over 1991 year end to 91% at the end of 1992. Throughput of 639 million barrels was down slightly from 650 million barrels in 1991.

Terminals' income from operations of $23 million increased $4 million from 1991. Late in 1991, Terminals established a business unit structure and eliminated its regional offices to better control margins. The improved results represented increased margins due to domestic facility improvements and cost controls, combined with increased earnings from foreign affiliates. Operating costs were $12 million higher than in 1991 largely due to higher maintenance, remediation and claims expenses. Earnings in 1992 were negatively affected by $2 million of pretax charges relating to the recognition of debt issuance costs and call premiums associated with debt refinancings at favorable terms and interest rates. Equity in net earnings of affiliated companies of $12 million improved $2 million from 1991 primarily due to expansion of the Singapore operations. Earnings in 1991 included a $.7 million aftertax gain on the sale of certain small non-strategic pipelines.

Terminals invested $76 million in tank construction and other modifications and improvements in 1992 compared to $85 million in 1991.

GREAT LAKES SHIPPING - American Steamship's gross income of $79 million increased $3 million from 1991 due to slightly higher rates and a small increase in tonnage. Tonnage carried in 1992 was 23.9 million tons compared to 23.5 million tons in 1991. The mix of commodities carried remained essentially the same as in 1991. Freight revenue per ton increased slightly reflecting the higher rates.

ASC's income from operations of $6 million in 1992 decreased slightly as 1991 income included the impact of a favorable settlement of a tax issue. The contribution margin per ton increased slightly from 1991, primarily the result of cost controls and improved vessel efficiency.

LOGISTICS AND WAREHOUSING - GATX Logistics' gross income of $212 million increased $38 million over 1991 primarily due to incremental revenues of $25 million from the acquisition of certain operations of Itel Distribution Systems
(IDS) in June 1991 plus other new business.

Logistics recorded net income of $.9 million in 1992 compared to a loss of $.7 million in 1991. New business combined with an increase in margins due to cost controls and the integration of the operations acquired from IDS contributed to Logistics' profitability.

Logistics invested $16 million for equipment additions and warehouse construction in both 1992 and 1991. Additions in 1991 also included $37 million to acquire certain operations of IDS.

CORPORATE AND OTHER - GATX reported Corporate and Other net expenses of $34 million in 1992 compared to $26 million in 1991. An additional tax provision of $4 million associated with the liquidation of a foreign finance subsidiary was a large contributor to the increase over 1991. Also, Corporate recorded certain costs in anticipation of the planned 1993 move to another downtown Chicago location. Further contributing to the unfavorable prior year comparison was the recognition in 1991 of $2.6 million of deferred gains from miscellaneous asset sales.