Form 10-K, Exhibit 13
period 1994-12-31
GATX CORP
filed 1995-03-22
CIK 40211

EXHIBIT 13




GATX REVIEW OF FINANCIAL OPERATIONS




Reports of GATX Management and of Ernst & Young LLP,
  Independent Auditors                                                 30

Management Discussion and Analysis: 1994 Compared to 1993
  (Continued on pages 39, 41 and 43)                                   31

Financial Data of Business Segments                                    34

Statements of Consolidated Income and Reinvested Earnings              38

Consolidated Balance Sheets                                            40

Statements of Consolidated Cash Flows                                  42

Notes to Consolidated Financial Statements                             45

Quarterly Results of Operations (Unaudited) and                        61
  Common and Preferred Stock Information

Selected Financial Data                                                62

Management Discussion and Analysis: 1993 Compared to 1992              64




BUSINESS SEGMENTS

The following summary describes GATX's current business segments:

RAILCAR LEASING AND MANAGEMENT represents General American Transportation Corporation and its foreign subsidiaries and affiliates (Transportation), which lease and manage tank cars and other specialized railcars.

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

REPORT OF GATX MANAGEMENT






To Our Shareholders:

The management of GATX Corporation has prepared the accompanying consolidated financial statements and related information included in this 1994 Annual Report to Shareholders, and management has the primary responsibility for the integrity of this information. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include certain amounts which are based on estimates and informed judgments of management.

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



/s/ James J. Glasser
- ----------------------------
     James J. Glasser
  Chairman of the Board
and Chief Executive Officer


/s/ Ronald H. Zech
- ----------------------------
       Ronald H. Zech
       President and
  Chief Operating Officer


/s/ David M. Edwards
- ---------------------------
      David M. Edwards
   Vice President Finance,
  Chief Financial Officer
       and Secretary

/s/ Ralph L. O'Hara
- ---------------------------
       Ralph L. O'Hara
        Controller and
   Chief Accounting Officer






               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS








To the Shareholders and
Board of Directors of
GATX Corporation:

We have audited the accompanying consolidated balance sheets of GATX Corporation and subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated income and reinvested earnings and consolidated cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GATX Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, in 1992 the company changed its method of accounting for postretirement benefits other than pensions and income taxes.

                                                      /s/ Ernst & Young LLP
                                                       --------------------
                                                         ERNST & YOUNG LLP

Chicago, Illinois
January 24, 1995

                       MANAGEMENT DISCUSSION AND ANALYSIS
                             1994 COMPARED TO 1993

GATX reported record net income of $91 million or $3.88 per common share for the year ended December 31, 1994 compared to $73 million or $2.99 per common share for 1993. The improvement was the result of strong operating results at GATX's three principal subsidiaries. Also, net income for 1993 was negatively impacted by a charge of $7 million or $.37 per common share recorded for the cumulative increase in deferred income taxes as the result of the federal income tax rate increase. GATX's return on common equity was 17.0% for 1994 compared to 14.6% in 1993.

Operating results at Transportation improved due to significantly more railcars on lease. Terminals reported record earnings as the result of increased utilization and throughput. Net income at Financial Services increased as new volume and a reduced loss provision more than offset lower disposition gains. American Steamship's net income decreased due to inclusion in 1993 income of a gain from the sale of a customer bankruptcy claim. Results were lower at Logistics due to continuing margin pressures.

To facilitate comparisons between years, the segment discussion below addresses income from operations for 1993 prior to the effect on deferred taxes of the tax rate change, but includes the effect of the tax rate increase on 1993 earnings. The impact of the tax rate change by segment is shown in a table on page 35. The comparative performance for 1993 versus 1992 is discussed in the prior year's management discussion on pages 64 and 65 of this report.

RAILCAR LEASING AND MANAGEMENT

Transportation's gross income of $322 million increased $20 million from 1993. Rental revenues increased 7% attributable to an average of 3,000 additional railcars on lease and slightly higher average fleet rental rates. The level of fleet additions increased in response to improved demand for new tank cars, which is expected to continue in 1995. At the end of 1994, Transportation had 56,500 railcars on lease compared to 51,900 at the end of 1993 and fleet utilization was 95% compared to 93%.

Income from operations of $55 million increased 6% over 1993. Increased rental income and lower environmental expense were partially offset by increased fleet repair costs, higher ownership costs, and lower investment earnings. Operating margins were in line with 1993. Pressure on operating margins is expected to continue as higher standards of repair without compensating revenue increases characterize the industry today. Ownership costs, consisting of rental expense, depreciation and interest, increased 9% primarily due to the high level of railcar additions.

Fleet repair costs increased 10% over 1993 reflecting the increased number of cars repaired. Transportation's commitment to provide its customers with well maintained railcars, coupled with stricter maintenance standards in the industry and mandated inspection programs, will continue to increase repair costs. Transportation has been upgrading its repair facilities to control costs by improving the efficiency and productivity of the repair process and reducing the time a car is out of service.

TERMINALS AND PIPELINES

Terminals' record gross income of $303 million in 1994 was the result of strong performance at a number of individual terminal and pipeline operations. The increase of $22 million or 8% over 1993 was due to high petroleum demand and improved chemical activity which resulted in both increased throughput and higher utilization. Capacity utilization at Terminals' wholly-owned facilities was 94% at the end of 1994 compared to 92% a year earlier. Throughput was 671 million barrels, up 6% from 1993, reflecting the overall improvement in the U.S. economy.

Terminals' income from operations of $32 million improved from $29 million in 1993. This 11% increase resulted from higher revenues, slightly improved operating margins and increased earnings by its foreign affiliates which were partially offset by higher SG&A expenses. Operating margins increased 1% through revenue improvement while controlling costs. Operating expenses increased mainly due to higher repair and maintenance spending, higher environmental costs and other costs as a result of expanded operations. Environmental and maintenance spending is expected to continue to grow in keeping with GATX's commitment to improve terminalling assets and to operate environmentally responsible facilities. Selling, general and administrative costs increased 26% over 1993 as a result of expanded operations and higher training and information systems costs. Overall, the continuing focus on improving physical assets, information systems and people to provide for the long-term success of Terminals may constrain near-term earnings growth. Equity in net earnings of the foreign affiliates increased $2 million. Improved results at certain terminals and favorable foreign exchange rates were the primary factors.

Terminals acquired six terminal facilities and an additional interest in a foreign joint venture during 1994. Spending on infrastructure and upgrading is in process to integrate these terminals into the Terminals' network. Terminals plans to continue an aggressive growth program, seeking to acquire and construct facilities both domestically and overseas.

FINANCIAL SERVICES

Financial Services' gross income of $207 million increased $3 million from 1993 due to higher lease and interest income, partially offset by lower disposition gains. The $18 million increase in lease income was attributable to increased volume and the inclusion of a full year's revenue from a rail portfolio acquired in mid-1993. Interest income was $7 million greater than 1993 primarily due to prepayment premiums on two golf facility loans and increased interest on variable rate loans. Pretax disposition gains of $21 million were $23 million lower than in 1993 as the prior year included $17 million of proceeds from an insurance settlement related to marine equipment. Current year gains were generated primarily from the sale of rail equipment. Disposition gains do not occur evenly period to period.

Income from operations was $25 million in 1994 compared to $23 million in 1993. The increase in lease income was partially offset by a $15 million increase in operating lease expense resulting from the incremental lease volume, additional expenses related to the acquired rail operating lease fleet, and accelerated aircraft depreciation. In addition, the rail operating lease results continue to benefit from a strong rail market. Equity in earnings of affiliated companies increased $1 million due to improved earnings at an international aircraft joint venture.

The provision for possible losses of $19 million for 1994 decreased $10 million from 1993's provision. The loss reserve at the end of 1994 was $82 million, or 6.4% of total investments. During the year, the carrying value of certain aircraft, primarily wide-body aircraft, was written down against the reserve to reflect current market conditions for those aircraft.
Aircraft demand in the near term is expected to remain weak. However, with aircraft production rates lower and more older aircraft being retired than in recent years, oversupply of aircraft is being reduced and lease rates for certain aircraft are firming.

GREAT LAKES SHIPPING

American Steamship Company's gross income of $82 million increased $2 million over 1993, which included a pretax gain of $2 million generated from the sale of a bankruptcy claim. Tonnage carried in 1994 was 26.3 million tons, an increase of 1.9 million tons over 1993. Tonnage demand increased as the year progressed in response to high utilization rates in the steel and auto industries. Poor weather conditions earlier in the year necessitated late season operations to satisfy customers' winter inventory requirements. On a per ton basis, freight revenue decreased 4% from last year as a result of competitive rate pressures and a shift in commodity mix. Excess vessel capacity on the Great Lakes at the start of the 1994 season resulted in downward competitive pressure on rates.

Income from operations decreased $1 million from 1993 primarily reflecting the sale of a bankruptcy claim. Contribution margin decreased 9% in 1994 as the lower revenue per ton was partially offset by lower operating expenses per ton. ASC continues to focus on managing existing capacity and controlling costs.

The economic climate of the Great Lakes continued to improve in 1994. Iron ore demand was firm throughout 1994 reflecting the strongest domestic market for finished steel in the past two decades.


LOGISTICS AND WAREHOUSING

GATX Logistics' gross income of $244 million increased $20 million over 1993 as a result of new customers, higher volume, and some rate increases. Total warehousing square footage of 23 million square feet approximated 1993 space. Space utilization at year end was 92% compared to 94% last year although the decrease was primarily in two regions. Programs are underway to reduce empty space and to develop a customer mix with a higher percentage of long-term integrated logistic contracts.

Logistics reported a net loss of $.5 million in 1994 compared to net income of $.1 million in 1993. Although revenue increased, the costs of implementing new business, relocating existing customers, and labor inefficiencies offset contributions from new business, and as a result, operating margins decreased. Margins continue to be under pressure in Logistics' competitive environment.

Logistics has identified priorities for service offerings with an emphasis on contract logistics and niche markets, which should allow the company to improve margins. However, this strategy is evolutionary and may take several years to significantly improve earnings.

CORPORATE AND OTHER

Corporate and Other net expense of $25 million in 1994 was $5 million less than the prior year. Results for 1993 included legal expenses relating to a shareholder suit which was partially offset by a gain on the sale of an insurance investment. Upon completion of extensive discovery in that shareholder suit, the court granted a motion for summary judgement in favor of GATX. The plaintiffs have appealed that decision. GATX believes that it has a strong defense and that the appeal is without merit.

The management discussion and analysis of the financial statements is continued on pages 39, 41 and 43.

Financial Data of Business Segments
- -----------------------------------
GATX provides services to a variety of capital goods markets through five principal business segments. The financial data which are presented on this and the following three pages depict the profitability, financial position, and cash flow of each of GATX's business segments.

The presentation of segment profitability includes the direct costs incurred at the segment's operating level plus expenses allocated by the parent company. Allocated expenses represent costs which these operations would have incurred otherwise, but do not include general corporate expense or interest on debt of the parent company. Interest costs associated with segment indebtedness are included in the determination of profitability of each segment since interest expense directly influences any investment decision and the evaluation of subsequent operational performance. Interest expense by segment has been shown separately on page 37 to enable the reader to ascertain segment profitability before deducting interest expense.

SEGMENT PROFITABILITY (In Millions):

GROSS INCOME                       1994      1993       1992     1991     1990
Railcar Leasing and Management  $  322.1  $  302.2   $  289.3  $ 285.3  $ 279.4
Terminals and Pipelines            303.1     281.1      266.5    249.7    229.7
Financial Services                 206.8     204.0      177.7    205.6    184.5
Great Lakes Shipping                82.4      80.6       78.7     76.0     79.3
Logistics and Warehousing          244.2     224.4      212.2    174.0     98.1
                                --------  --------   --------  --------  -------
  Subtotal                       1,158.6   1,092.3    1,024.4    990.6    871.0
Corporate and Other                 (3.6)     (5.4)      (5.3)    (1.5)     (.6)
                                --------  --------   --------  --------  -------

  Total Consolidated Amounts    $1,155.0  $1,086.9   $1,019.1  $ 989.1  $ 870.4

INCOME BEFORE INCOME TAXES, EQUITY
  IN NET EARNINGS OF AFFILIATED
  COMPANIES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES     1994      1993       1992      1991     1990

Railcar Leasing and Management  $   79.6  $   74.4   $   68.4  $   73.6  $   75.3
Terminals and Pipelines             33.2      30.2       19.8      14.9      19.4
Financial Services                  34.4      34.5      (38.9)     35.6      50.3
Great Lakes Shipping                 8.8      10.2        9.3       8.6       6.7
Logistics and Warehousing                      1.6        2.5       3.8        .5
                                --------  --------   --------  --------   --------
  Subtotal                         157.6     151.8       62.4     133.2     152.2

Corporate and Other:
  Selling, general and
    administrative expense         (18.3)    (22.9)     (18.9)    (14.4)    (16.2)
  Interest expense                 (17.2)    (18.4)     (23.4)    (24.8)    (32.5)
  Other, net                        (4.3)     (6.1)      (5.2)     (1.9)       .3
                                --------  --------   --------  --------  --------
  Subtotal                         (39.8)    (47.4)     (47.5)    (41.1)    (48.4)
                                --------  --------   --------  --------  --------

  Total Consolidated Amounts    $  117.8  $  104.4   $   14.9  $   92.1  $  103.8

EQUITY IN NET EARNINGS
  OF AFFILIATED COMPANIES          1994      1993       1992      1991      1990

Railcar Leasing and Management  $   4.7   $    4.5   $    4.5  $    4.5  $    4.2
Terminals and Pipelines            12.2       10.1       11.8      10.2       7.6
Financial Services                  5.6        5.1        7.7       9.5       2.6
                                -------   --------   --------  --------   -------

  Total Consolidated Amounts    $  22.5   $   19.7   $   24.0  $   24.2  $   14.4


INCOME BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES    1994       1993(A)    1992(B)   1991       1990

Railcar Leasing and Management  $  55.1   $   47.6   $   49.4  $   55.2   $   57.2
Terminals and Pipelines            31.9       26.5       23.4      19.0       19.4
Financial Services                 24.9       21.5      (16.7)     28.5       31.6
Great Lakes Shipping                5.6        6.8        6.2       6.3        4.0
Logistics and Warehousing           (.5)        .1         .9       (.7)       (.4)
                                -------   --------   --------  --------    --------
  Subtotal                        117.0      102.5       63.2     108.3      111.8
Corporate and Other               (25.5)     (29.8)     (33.9)    (25.6)     (28.9)
                                -------   --------   --------  --------    --------

  Total Consolidated Amounts    $  91.5   $   72.7   $   29.3  $   82.7  $    82.9

(A)   Income includes a $7.3 million charge for the cumulative increase in deferred income taxes as a result of the 1993 federal tax rate change (See following table for breakdown by segment).
(B)   Income was reduced further by $45.8 million for the cumulative effect of accounting changes resulting in a net loss of $16.5 million (see following table for breakdown by segment).

                                     34

Financial Data of Business Segments (Continued)


FEDERAL INCOME TAX RATE CHANGE IN 1993
- ---------------------------------------

The following table shows the effect of the federal tax legislation enacted in 1993 which increased the federal income tax rate from 34% to 35% retroactively to January 1, 1993.

                                                Income (Loss)
                                      Net        Before      Tax         Net
                                      Income     Tax Rate    Rate      Income
                                      (Loss)     Change     Change(A)  (Loss)
- -------------------------------------------------------------------------------

In Millions, Except Per Share Data  --1994--      ------------1993-------------
- -------------------------------------------------------------------------------
Railcar Leasing and Management      $  55.1     $  51.9     $  (4.3)    $ 47.6
Terminals and Pipelines                31.9        28.8        (2.3)      26.5
Financial Services                     24.9        23.1        (1.6)      21.5
Great Lakes Shipping                    5.6         6.8           -        6.8
Logistics and Warehousing               (.5)         .1           -         .1
                                     -------     -------     ------     -------

    Subtotal                          117.0       110.7        (8.2)     102.5
                                     -------     -------     ------      ------

Corporate and Other                   (25.5)      (30.7)         .9      (29.8)
                                     -------     -------     ------      ------

  Total Consolidated Amounts        $  91.5     $  80.0     $  (7.3)    $ 72.7


Income (Loss) Per Common Share      $  3.88     $  3.36     $  (.37)    $ 2.99

(A)  Effect of 1993 tax rate change on pre-1993 deferred taxes.





ACCOUNTING CHANGES IN 1992
- ---------------------------

The effect in 1992 on net income of adopting SFAS No. 106 and No. 109 for each of GATX's segments is displayed below.

                                          Income (Loss) Cumulative   Effect of
                                          Before        Accounting   Changes
                                          Cumulative    SFAS 106
                                          Effect of     Post-        SFAS 109   Net
                                          Accounting    Retirement   Income     Income
                                          Changes       Benefits     Taxes      (Loss)


In Millions, Except Per Share Data        ---------------1992-------------------------

Railcar Leasing and Management              $ 49.4      $(32.5)     $ 38.7   $ 55.6
Terminals and Pipelines                       23.4        (7.7)        3.0     18.7
Financial Services                           (16.7)        (.6)       10.1     (7.2)
Great Lakes Shipping                           6.2        (1.0)       (3.2)     2.0
Logistics and Warehousing                       .9           -           -       .9
                                            ------       ------      ------   ------
    Subtotal                                  63.2       (41.8)       48.6     70.0

Corporate and Other                          (33.9)      (13.7)      (38.9)   (86.5)
                                            ------      ------       ------   ------

  Total Consolidated Amounts                $ 29.3      $(55.5)     $  9.7   $(16.5)


Income (Loss) Per Common Share              $  .82      $(2.85)     $  .50   $(1.53)


The financial position data below present the identifiable asset base of each of GATX's business segments and the degree to which such assets have been financed with external sources of capital. GATX utilizes additional assets, such as railcars and warehouses, which are obtained through off-balance-sheet operating leases and therefore are not included in identifiable assets.

FINANCIAL POSITION (In Millions):

Identifiable
Assets                             1994       1993      1992     1991     1990
- -------------------------------------------------------------------------------
Railcar Leasing and Management   $1,882.8  $1,701.0  $1,694.7 $1,678.3 $1,695.1
Terminals and Pipelines           1,022.5     872.5     816.2    781.7    727.7
Financial Services                1,255.8   1,240.1   1,320.0  1,366.0  1,158.5
Great Lakes Shipping                189.8     194.5     204.8    199.8    205.5
Logistics and Warehousing           172.6     172.8     165.2    189.0    140.7
                                ---------  -------- --------  --------  ------

    Subtotal                      4,523.5   4,180.9   4,200.9  4,214.8  3,927.5

Corporate and Other                  20.9      25.0      27.3     32.7     29.4
Intersegment Amounts               (893.7)   (813.8)   (801.9)  (733.3)  (647.2)
                                ---------  -------- --------  --------   ------

  Total Consolidated Amounts     $3,650.7  $3,392.1  $3,426.3 $3,514.2 $3,309.7


Long-Term Debt
and Capital Lease Obligations      1994       1993     1992     1991    1990
- ------------------------------------------------------------------------------

Railcar Leasing and Management   $  874.9  $  744.8  $ 744.1  $ 829.3   $  895.0
Terminals and Pipelines             506.8     422.8    389.0    392.3      400.4
Financial Services                  688.3     715.3    728.4    689.2      542.5
Great Lakes Shipping                117.7     122.6    127.1    131.6      136.4
Logistics and Warehousing            13.1      17.1     10.3     29.9       20.1
                                ---------  -------- --------  --------   -------

    Subtotal                      2,200.8   2,022.6  1,998.9  2,072.3    1,994.4

Intersegment Amounts               (395.7)   (308.8)  (274.3)  (273.8)    (279.3)
                                ---------  -------- --------  --------   -----

  Total Consolidated Amounts     $1,805.1  $1,713.8 $1,724.6 $1,798.5   $1,715.1


Deferred Income
Taxes (Benefit)                    1994      1993      1992      1991      1990
- ---------------------------------------------------------------------------------

Railcar Leasing and Management   $  188.3  $  181.0  $  175.1  $  235.6  $  236.1
Terminals and Pipelines              85.2      87.0      76.8      70.5      57.4
Financial Services                    (.1)     (7.1)     (7.8)     10.1       7.5
Great Lakes Shipping                  8.2       6.8       4.5      (2.6)     (4.5)
Logistics and Warehousing              .9        .8       (.1)        -       1.2
                                ---------  --------  --------  --------   --------

    Subtotal                        282.5     268.5     248.5     313.6     297.7

Corporate and Other                 (25.0)    (20.3)    (14.4)    (10.0)     31.8
                                ---------  --------  --------  --------   --------

  Total Consolidated Amounts     $  257.5  $  248.2  $  234.1  $  303.6   $ 329.5





Major components of GATX's cash flow are shown in the following tabular data. GATX's cash flow from operations and portfolio proceeds has been strong over the five-year period as a result of the long-lived asset base on which GATX has built its service-oriented businesses. Portfolio proceeds represent the proceeds from dispositions and the return of principal on Financial Services' investments. Net cash provided by operating activities includes net income as adjusted for non-cash items which principally consists of the provisions for depreciation and amortization, for deferred income taxes, and for possible losses.




ITEMS AFFECTING CASH FLOW (In Millions):

Cash From Operations
and Portfolio Proceeds            1994        1993     1992      1991      1990
- -------------------------------------------------------------------------------
Net cash provided by
  operating activities          $  265.4   $  229.6 $  211.3  $  202.4   $ 164.1
Portfolio proceeds                 212.3      243.4    155.0     207.0     240.3
                                --------   -------- --------  --------    ------

  Total Consolidated Amounts    $  477.7   $  473.0 $  366.3  $  409.4   $ 404.4


Net Cash Provided
By Operating Activities          1994      1993        1992       1991     1990
- --------------------------------------------------------------------------------
Railcar Leasing and Management  $  118.0   $  136.5 $  108.7   $ 114.1  $  129.0
Terminals and Pipelines             83.5       71.2     82.4      64.2      54.7
Financial Services                  67.7       33.0     45.8      52.3       1.6
Great Lakes Shipping                 8.2       11.4     17.6      11.7      10.4
Logistics and Warehousing            9.5        4.9     14.5       6.7     (10.7)
                                --------   -------- --------  --------     ------

    Subtotal                       286.9      257.0    269.0     249.0     185.0

Corporate and Other                (21.5)     (27.4)   (57.7)    (46.6)    (20.9)
                                --------   -------- --------  --------     -----

  Total Consolidated Amounts    $  265.4   $  229.6 $  211.3  $  202.4   $ 164.1


Provision For
Depreciation and Amortization      1994     1993       1992      1991     1990
- --------------------------------------------------------------------------------

Railcar Leasing and Management  $   68.3   $   63.9 $   62.6   $  62.2  $   62.5
Terminals and Pipelines             43.5       41.0     38.6      35.8      32.7
Financial Services                  35.1       29.5     21.1      15.5       8.8
Great Lakes Shipping                 6.0        5.6      5.6       5.6       6.2
Logistics and Warehousing           11.5       10.2     10.1       8.2       4.8
                                --------   -------- --------  --------    ------

    Subtotal                       164.4      150.2    138.0     127.3     115.0

Corporate and Other                   .7         .5       .3        .4        .4
                                --------   -------- --------  --------   -------

  Total Consolidated Amounts    $  165.1   $  150.7 $  138.3  $  127.7   $ 115.4








Capital Additions                  1994       1993     1992     1991    1990
- --------------------------------------------------------------------------------
Railcar Leasing and Management  $  285.4   $  195.3 $  116.6  $ 102.4 $  96.5
Terminals and Pipelines            154.4       77.8     76.2      85.1  204.8
Financial Services                 279.2      302.1    178.0     367.9  462.2
Great Lakes Shipping                  .7         .1       .6       2.5      -
Logistics and Warehousing            8.1       14.1     16.0      53.0   27.5
                                --------   -------- --------  --------  ------

  Subtotal                         727.8      589.4    387.4     610.9  791.0

Corporate and Other                   .5        7.0       .1        .1     .2
                                --------   -------- --------  --------   -----

  Total Consolidated Amounts    $  728.3   $  596.4 $  387.5  $  611.0 $791.2



Interest Expense                   1994       1993     1992      1991      1990
- ----------------------------------------------------------------------------------
Railcar Leasing and Management  $   70.0   $   69.6 $   87.3    $ 92.3  $   96.0
Terminals and Pipelines             39.7       39.0     40.3      38.9      34.5
Financial Services                  62.7       65.4     71.9      71.4      56.3
Great Lakes Shipping                 8.1        9.2      9.5       9.9      10.2
Logistics and Warehousing            1.0         .7      1.7       2.1       1.1
                                --------   -------- --------  --------   -------

  Subtotal                         181.5      183.9    210.7     214.6     198.1

Corporate and Other                 17.2       18.4     23.4      24.8      32.6
Intersegment Amounts               (50.5)     (50.5)   (58.0)    (57.5)    (60.5)
                                --------   -------- --------  --------   --------

  Total Consolidated Amounts    $  148.2   $  151.8 $  176.1  $  181.9   $ 170.2


Long-Term Debt and Capital
Lease Obligation Maturities        1995       1996     1997     1998     1999
- -------------------------------------------------------------------------------
Railcar Leasing and Management  $   87.0   $   59.3 $   60.9  $   1.5  $  54.3
Terminals and Pipelines             11.0       13.4     12.0     71.0     39.0
Financial Services                 113.8      119.2    111.2      81.9    89.9
Great Lakes Shipping                 4.6        5.1      6.3       5.2     5.7
Logistics and Warehousing             .4         .4       .4        .1      .1
                                --------   -------- --------  --------   ------

  Total Consolidated Amounts    $  216.8   $  197.4 $  190.8  $  159.7 $ 189.0

                    Statements of Consolidated Income and Reinvested Earnings
                                 GATX Corporation and Subsidiaries

In Millions Except Per Share Data/Year Ended December 31
                                                 1994       1993       1992
- -------------------------------------------------------------------------------


GROSS INCOME                                   $1,155.0    $1,086.9   $1,019.1


COSTS AND EXPENSES
         Operating expenses                       579.5       527.6      493.0
         Interest                                 148.2       151.8      176.1
         Provision for depreciation
           and amortization                       165.1       150.7      138.3
         Provision for possible losses             19.2        29.6       82.5
         Selling, general and administrative      125.2       122.8      114.3
                                               --------    --------   --------
                                                1,037.2       982.5    1,004.2
                                               --------    --------   --------


INCOME BEFORE INCOME TAXES, EQUITY
  IN NET EARNINGS OF AFFILIATED COMPANIES,
  AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES     117.8       104.4       14.9

INCOME TAXES                                       48.8        51.4        9.6
                                               --------    --------   --------

INCOME BEFORE EQUITY IN NET
  EARNINGS OF AFFILIATED COMPANIES AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES          69.0        53.0        5.3

EQUITY IN NET EARNINGS
  OF AFFILIATED COMPANIES                          22.5        19.7       24.0
                                               --------    --------   --------

INCOME BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES                     91.5        72.7       29.3

CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES                                  -           -      (45.8)
                                               --------    --------   --------


NET INCOME (LOSS)                                  91.5        72.7      (16.5)


Reinvested earnings at beginning of year          305.1       273.1      328.2
Dividends declared on
         Common and Preferred Stock               (43.1)      (40.7)     (38.6)
                                               --------    --------   --------
REINVESTED EARNINGS AT END OF YEAR             $  353.5    $  305.1   $  273.1
                                               ========    ========   ========





PER SHARE DATA
  Income before cumulative
    effect of accounting changes                $   3.88   $   2.99   $    .82
  Cumulative effect of accounting changes              -          -      (2.35)
                                                --------   --------   --------
  Net income (loss)                                 3.88       2.99      (1.53)

  Net income (loss), assuming full dilution         3.78       2.99      (1.53)
  Dividends declared per common share               1.50       1.40       1.30
  Dividends declared per $2.50 Cumulative
    Preferred share                                 2.50       2.50       2.50
  Dividends declared per $3.875
    Cumulative Preferred share                     3.875      3.875      3.875
  Average number of common shares and,
    in 1994 and 1993, common share equivalents  20,153,000  19,894,000  19,441,000


See Notes to Consolidated Financial Statements.

                   MANAGEMENT DISCUSSION & ANALYSIS OF INCOME
                             1994 COMPARED TO 1993

GROSS INCOME of $1.2 billion exceeded 1993 by $68 million, or 6%, as a result of a larger active railcar fleet and record revenues at many terminal locations due to strong demand. Further, Logistics' revenue increased as a result of new customers, higher volumes and some rate increases.

OPERATING EXPENSES of $580 million increased $52 million. Logistics' expenses increased due to the costs of servicing new customers and continuing productivity issues. Operating lease expenses at Transportation and Financial Services increased as a result of the increased level of operating lease assets. Transportation continues to utilize sale leasebacks to finance a portion of its railcar additions. The leaseback is recorded as an operating lease which removes the asset and related liability from the balance sheet; the payments under the operating lease are recorded as operating lease expense. Financial Services' operating lease expenses increased primarily as a result of the acquisition of a large rail portfolio in mid-1993 and increased operating lease volume in 1994. Terminals' operating expenses were higher primarily due to increased repair and maintenance spending, higher environmental expense, and other costs as a result of expanded operations.

INTEREST EXPENSE decreased slightly from the prior year, primarily as a result of lower average debt outstanding and slightly lower average interest rates. A portion of the decrease in interest expense was offset by an increase in the operating lease rent component of operating expenses as a result of the sale leasebacks at Transportation. The increase in interest rates in the last half of 1994 and into 1995 should have minimal effect on results as assets are for the most part match funded. Other assets offer repricing opportunities as contracts are renewed.

The company continues to use interest rate swaps to better match the duration of the debt portfolio to the terms of the railcar leases and floating rate assets. The effect of the swaps was to reduce interest expense in 1994 and 1993.

DEPRECIATION AND AMORTIZATION EXPENSE increased $14 million from 1993 due to capital additions and accelerated aircraft depreciation.

THE PROVISION FOR POSSIBLE LOSSES of $19 million, which is largely attributable to Financial Services, is $10 million less than the prior year's provision based on estimated reserve needs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased $2 million primarily due to increased information systems, consulting, and moving and relocation costs at Terminals, partially offset by reduced legal costs at Corporate.

INCOME TAX EXPENSE of $49 million decreased $3 million from 1993. The 1993 statutory federal tax rate increase from 34% to 35% added a $7 million charge in 1993 for the cumulative increase in deferred income taxes and a $1 million charge for 1993 current year taxes. The 1993 effective tax rate of 49% exceeded the statutory rate primarily as the result of the increase in deferred taxes due to the increased tax rate. The effective tax rate for 1994 was 41%. The effective tax rate for both years was higher than the statutory rate because of state taxes, foreign income and nondeductible items.

EQUITY IN NET EARNINGS OF AFFILIATED COMPANIES increased $3 million, primarily due to higher equity earnings at certain European terminals as a result of improved results and favorable foreign exchange rates. Earnings at Financial Services increased due to improved results at its international aircraft joint venture.

CONSOLIDATED NET INCOME of $91 million increased from $73 million in 1993 as a result of improved operating performance. Further, net income for 1993 was reduced by a charge of $7 million for the cumulative increase in deferred income taxes.

                           Consolidated Balance Sheets
                        GATX Corporation and Subsidiaries

In Millions/December 31                                  1994      1993
- -------------------------------------------------------------------------

ASSETS
CASH AND CASH EQUIVALENTS                             $   27.3   $   26.2

RECEIVABLES
            Trade accounts                               101.6       88.0
            Finance leases                               533.4      537.0
            Secured loans                                231.2      226.1
            Less - Allowance for possible losses         (89.6)     (96.0)
                                                      --------   --------
                                                         776.6      755.1

PROPERTY, PLANT AND EQUIPMENT
            Railcars and support facilities            1,857.4    1,735.8
            Tank storage terminals and pipelines       1,171.8    1,014.8
            Great Lakes vessels                          203.4      203.4
            Operating lease investments and other        412.3      351.1
                                                      --------   --------
                                                       3,644.9    3,305.1
            Less - Allowances for depreciation        (1,452.6)  (1,342.8)
                                                      --------   --------
                                                       2,192.3    1,962.3

INVESTMENTS IN AFFILIATED COMPANIES                      365.3      329.1

OTHER ASSETS                                             289.2      319.4
                                                      --------   --------

                                                      $3,650.7   $3,392.1
                                                      ========   ========



LIABILITIES, DEFERRED ITEMS AND SHAREHOLDERS' EQUITY

ACCOUNTS PAYABLE                                      $  269.5   $  190.6

ACCRUED EXPENSES                                          49.6       53.0

DEBT
            Short-term debt                              268.2      226.1
            Long-term debt                             1,549.7    1,446.5
            Capital lease obligations                    255.4      267.3
                                                      --------   --------
                                                       2,073.3    1,939.9

DEFERRED INCOME TAXES                                    257.5      248.2

OTHER DEFERRED ITEMS                                     338.4      370.5
                                                      --------   --------

              TOTAL LIABILITIES AND DEFERRED ITEMS     2,988.3    2,802.2

SHAREHOLDERS' EQUITY
            Preferred Stock                                3.4        3.4
            Common Stock                                  14.2       14.1
            Additional capital                           318.1      312.4
            Reinvested earnings                          353.5      305.1
            Cumulative foreign currency
              translation adjustment                      20.3        2.0
                                                      --------   --------
                                                         709.5      637.0
            Less - Cost of common shares in treasury     (47.1)     (47.1)
                                                      --------   --------
              TOTAL SHAREHOLDERS' EQUITY                 662.4      589.9
                                                      --------   --------

                                                      $3,650.7   $3,392.1
                                                      ========   ========

            See Notes to Consolidated Financial Statements.

               MANAGEMENT DISCUSSION & ANALYSIS OF BALANCE SHEETS
                             1994 COMPARED TO 1993

TOTAL ASSETS of $3.7 billion increased $259 million as the high level of capital additions and investments in affiliates more than offset the depreciation of capitalized assets and the normal runoff of the portfolio.

TOTAL RECEIVABLES increased $22 million from the prior year end. Trade receivables increased due to the higher level of revenues. Finance leases decreased slightly as the normal runoff of the portfolio offset the current year lease additions. The secured loan balance increased $5 million as new volume exceeded proceeds received on the loan portfolio. The allowance for possible losses decreased $6 million. Financial Services provided a $19 million addition to the loss reserve in 1994, which was more than offset by $25 million of writedowns, net of recoveries, primarily on aircraft. The allowance for losses remained largely unchanged at the other subsidiaries.

PROPERTY, PLANT AND EQUIPMENT increased $230 million. Transportation invested $264 million in new and used railcars and $18 million to upgrade its repair shops, which was partially offset by the sale and leaseback of $130 million of such railcar additions. As these leasebacks qualified as operating leases, the assets were removed from the balance sheet. Terminals invested $154 million for tank construction, facility improvements, and terminal acquisitions.

INVESTMENTS IN AFFILIATED COMPANIES increased $36 million. New investments of $29 million included a European rail joint venture and an increased ownership interest in a Singapore terminal facility. Equity income of $22 million and $11 million of unrealized translation gains and other changes were partially offset by $26 million of cash distributions received primarily from air and technology joint ventures.

OTHER ASSETS decreased $30 million to $289 million. Assets held for sale or lease at Financial Services decreased $32 million to a balance of $24 million as a result of real estate sales and aircraft writedowns.

ACCOUNTS PAYABLE increased $79 million primarily as a result of a previously deferred prepayment from an airline to be refunded due to the exercise of their option to return four DC-10 aircraft in January 1995.

TOTAL DEBT increased $133 million to fund a portion of the significant volume of capital additions made during the year.

CONSOLIDATED EQUITY increased $72 million, reflecting net income of $91 million and declaration of $43 million of common and preferred dividends. The cumulative foreign currency translation adjustment increased $18 million as a result of the weakening of the dollar against most major currencies. The balance of the change is attributable to proceeds from stock option exercises.

                 STATEMENTS OF CONSOLIDATED CASH FLOWS
                   GATX Corporation and Subsidiaries
In Millions/Year Ended December 31                         1994      1993      1992
- -------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                       $  91.5    $ 72.7   $ (16.5)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
      Realized gain on disposition of leased equipment    (21.7)    (45.7)    (21.8)
      Provision for depreciation and amortization         165.1     150.7     138.3
      Provision for possible losses                        19.2      29.6      82.5
      Deferred income taxes (credit)                        9.4      11.7     (24.4)
      Cumulative effect of accounting changes                 -         -      45.8
Net change in trade receivables, inventories,
       accounts payable and accrued expenses               64.6      15.9        .6
Other                                                     (62.7)     (5.3)      6.8
                                                          ------    ------      ----

  Net cash provided by operating activities               265.4     229.6     211.3

INVESTING ACTIVITIES
Additions to property, plant and equipment               (435.0)   (292.9)   (210.7)
Additions to equipment on lease, net of
 nonrecourse financing                                   (161.3)   (216.0)    (80.1)
Secured loans extended                                   (101.5)    (39.4)    (40.2)
Investments in affiliated companies                       (29.5)    (43.3)    (54.6)
Progress payments and other                                (1.0)     (4.8)     (1.9)
                                                          ------     ------  -------

Capital additions                                        (728.3)   (596.4)   (387.5)
Portfolio proceeds:
  From disposition of leased equipment                     65.4     102.2      52.5
  From return of investment                               146.9     141.2     102.5
                                                          ------    ------   -------

Total portfolio proceeds                                  212.3     243.4     155.0
Proceeds from other asset dispositions                    148.5     243.4     112.0
                                                         ------     -----     ------

      Net cash (used in) investing activities            (367.5)   (109.6)   (120.5)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                  239.0     199.3     225.2
Repayment of long-term debt                              (127.0)   (160.1)   (279.7)
Net increase (decrease) in short-term debt                 42.1    (105.3)      9.7
Repayment of capital lease obligations                    (12.4)    (14.6)    (10.8)
Issuance of Common Stock under employee benefit programs    4.6       4.7       1.2
Cash dividends                                            (43.1)    (40.7)    (38.6)
                                                          ------    ------    ------

  Net cash provided by (used in) financing activities     103.2    (116.7)    (93.0)
                                                          ------   -------    ------

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                             $   1.1    $  3.3   $  (2.2)
                                                        ========   ======   ========


See Notes to Consolidated Financial Statements.

                MANAGEMENT DISCUSSION AND ANALYSIS OF CASH FLOW
                             1994 COMPARED TO 1993

GATX generates significant cash from its operating activities and proceeds from its investment portfolio which are used to service debt, pay dividends and fund capital additions. Most of the capital requirements represent additions to the railcar fleet, terminal and pipeline facilities, capital equipment investment portfolio, and joint ventures, and are considered discretionary capital expenditures. As a result, the level of capital spending can be adjusted as conditions in the economy or GATX's businesses warrant.

CASH PROVIDED BY OPERATING ACTIVITIES generated $265 million of cash flow in 1994, a $36 million increase from 1993. Net income adjusted for noncash items generated $263 million, an increase of $44 million over 1993 due to improved net income and an increase in noncash items as a result of increased depreciation and reduced disposition gains. The $24 million decrease in realized gains on disposition of leased equipment effectively increased cash from operating activities as the full amount of the proceeds was included under investing activities as portfolio proceeds. Changes in working capital
and other generated $9 million less cash in the current year.   The increase
in working capital and decrease in other is primarily the result of a reclassification from deferred items to accounts payable; American Airlines has exercised its option to return four DC-10 aircraft in early 1995.

CASH USED IN INVESTING ACTIVITIES increased $258 million from the prior year. Capital additions totaled $728 million, an increase of $132 million from 1993. Transportation invested $264 million in the railcar fleet versus $171 million in the prior year; $18 million also was invested in a multi-year program to significantly upgrade its repair facilities versus $24 million in 1993. This program should be completed in 1995. Terminals' capital spending of $154 million increased $77 million from 1993 and included the acquisition of six additional terminal facilities plus the expansion or upgrading of several existing terminal facilities. Additions at Financial Services of $279 million were $23 million less than the previous year. Logistics' spending of $8 million was down $6 million from a year ago. In 1993, $7 million was expended at Corporate related to the relocation of the Chicago operations to a new office building.

Proceeds of $212 million were generated from the portfolio compared to $243 million in 1993. Proceeds from the disposition of leased equipment of $65 million, primarily from the sale of rail equipment, were $37 million less than the prior year. Proceeds from the return of investment of $147 million increased $6 million due to increased secured loan repayments which were
partially offset by reduced cash from leases.   Loan proceeds included $42
million from the early payoff of two golf facility loans and $18 million of real estate loan repayments.

Proceeds from other asset dispositions of $149 million decreased $95 million from 1993. In 1994, General American Transportation Corporation (GATC) completed a $130 million sale leaseback of certain railcars at Transportation. In 1993, net proceeds of $229 million were received from the sale leaseback of railcars at Transportation and the sale leaseback of a rail
equipment portfolio acquired by Financial Services.   GATX has used sale
leasebacks as a cost effective method of financing assets given GATX's alternative minimum tax position.

CASH PROVIDED BY FINANCING ACTIVITIES was $103 million in 1994 compared to $117 million of cash used in financing activities in 1993. GATX finances its capital additions through cash generated from operations and portfolio proceeds supplemented by debt financings and sale leasebacks. During the year $239 million of long-term debt was issued and $127 million of long-term obligations were repaid. Short-term debt increased by $42 million to a balance of $268 million.

Cash dividends increased $2 million in 1994 due to an increase in the common stock dividend from $1.40 per share in 1993 to $1.50 in 1994. This was the ninth consecutive year GATX increased its dividend. The dividend was increased to $1.60 in January 1995.

LIQUIDITY AND CAPITAL RESOURCES. GATC, GATX Capital, GATX Terminals and GATX Logistics have revolving credit facilities. GATC and GATX Capital also have commercial paper programs and uncommitted money market lines which are used to fund operating needs. In 1994, GATC amended its credit facility to extend until 1998 while GATX Capital's amended three-year revolver now expires in 1997. Under the covenants of the commercial paper programs and rating agency guidelines, GATC and GATX Capital individually must keep unused revolver capacity at least equal to the amount of commercial paper and money market lines outstanding.

At December 31, 1994, GATX and its subsidiaries had available unused committed lines of credit amounting to $334 million.

GATC has a $650 million shelf registration for debt securities and pass through trust certificates under which $175 million of notes and $93 million of pass through trust certificates have been issued. GATX Capital has a $300 million shelf registration under which $55 million of medium-term notes have been issued. At year end, GATX has $366 million of commitments to provide financing to customers or to acquire assets, $264 million of which is scheduled to fund in 1995.

At December 31, 1994, approximately $597 million of net assets of subsidiaries have certain restrictions which limit the ability to transfer assets to GATX parent in the form of loans, advances or dividends. The majority of the restricted net assets relate to the revolving credit agreement of GATC and the various loan agreements of GATX Capital and GATX Logistics. Such restrictions are not expected to have an adverse impact on the ability of GATX to meet its cash obligations.

ENVIRONMENTAL MATTERS Certain of GATX's operations present potential environmental risks principally through the transportation or storage of various commodities. Recognizing that some risk to the environment is intrinsic to its operations, GATX is committed to protecting the environment as well as complying with applicable environmental protection laws and regulations. GATX, as well as its competitors, is subject to extensive regulation under federal, state and local environmental laws which have the effect of increasing the costs and liabilities associated with the conduct of its operations. In addition, GATX's foreign operations are subject to environmental regulations in effect in each respective jurisdiction.

GATX's policy is to monitor and actively address environmental concerns in a responsible manner. GATX has received notices from the U.S. Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) for study and clean-up costs at 11 sites under the requirements of the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (Superfund). Under Superfund and comparable state laws, GATX may be required to share in the cost to clean-up various contaminated sites identified by the EPA and other agencies. In all but one instance, GATX is one of a number of financially responsible PRPs and has been identified as contributing only a small percentage of the contamination at each of the sites. Due to various factors such as the required level of remediation and participation in clean-up efforts by others, GATX's total clean-up costs at these sites cannot be predicted with certainty; however, GATX's best estimates for remediation and restoration of these sites have been determined and are included in its environmental reserves.

Future costs of environmental compliance are indeterminable due to unknowns such as the magnitude of possible contamination, the timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties including insurers. Also, GATX may incur additional costs relating to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but in the future may require investigation and/or remedial work to ensure adequate protection to the environment under current or future standards. If future laws and regulations contain more stringent requirements than presently anticipated, expenditures may be higher than the estimates, forecasts, and assessments of potential environmental costs provided. However, these costs are expected to be at least equal to the current level of expenditures. In addition, GATX has provided indemnities for environmental issues to the buyers of two divested companies for which GATX believes it has adequate reserves.

GATX's environmental reserve at the end of 1994 was $96 million and reflects GATX's best estimate of the cost to remediate its environmental conditions. Additions to the reserve were $27 million in 1994 and $17 million in 1993; 1994 included $13 million recorded in conjunction with terminal acquisitions. Expenditures charged to the reserve amounted to $12 million and $10 million in 1994 and 1993, respectively.

In 1994, GATX made capital expenditures of $15 million for environmental and regulatory compliance compared to $18 million in 1993. These projects included marine vapor recovery, discharge prevention compliance, waste water systems, impervious dikes, tank modifications for emissions control, and tank car cleaning systems. Environmental projects authorized or currently under consideration would require capital expenditures of approximately $30 million in 1995. It is anticipated that GATX will make annual expenditures at a similar level over the next five years.

GATX Corporation and Subsidiaries


Notes to Consolidated Financial Statements

Financial data of business segments for 1994, 1993, and 1992 on pages 34 through 37 are an integral part of the consolidated financial statements of GATX Corporation and subsidiaries.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of GATX and its consolidated subsidiaries are discussed below.

Consolidation
- --------------

The consolidated financial statements include the accounts of GATX and its majority-owned subsidiaries. Investments in 20 to 50 percent-owned companies and joint ventures are accounted for under the equity method and are shown as investments in affiliated companies. Less than 20 percent-owned affiliated companies are recorded using the cost method.

Cash Equivalents
- --------------

GATX considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair value of those assets.

Property, Plant and Equipment
- -----------------------------

Property, plant and equipment are stated principally at cost. Assets acquired under capital leases are included in property, plant and equipment and the related obligations are recorded as liabilities. Provisions for depreciation include the amortization of the cost of capital leases and are computed by the straight-line method which results in equal annual depreciation charges over the estimated useful lives of the assets. The estimated useful lives of depreciable assets are as follows:

        Railcars                                   20-33 years
        Buildings, leasehold improvements,
         storage tanks, and pipelines               5-45 years
        Great Lakes vessels                        30-40 years
        Machinery and related equipment             3-20 years
        Operating lease investments                 3-30 years

Goodwill
- --------

GATX has classified the cost in excess of the fair value of net assets acquired as goodwill. Goodwill, which is included in other assets, is being amortized on a straight-line basis over 40 years. Goodwill, net of accumulated amortization of $21.3 million and $18.2 million, was $133.8 million and $136.6 million as of December 31, 1994 and 1993, respectively. Amortization expense was $4.1 million in 1994, 1993 and 1992.

Income Taxes
- ------------

In February 1992, Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, was issued by the Financial Accounting Standards Board which, among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of the financial statements. This Statement was adopted by GATX in the first quarter of 1992. The cumulative effect of the adoption of this Statement was to reduce the deferred tax liability by $9.7 million. This amount was added to net income and thereby to shareholders' equity.


United States income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates which GATX intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $134.8 million at December 31, 1994.

GATX participates in a Capital Construction Fund agreement with the United States Maritime Administration. Contributions to the Fund reduce taxable income and the tax basis of the related vessels. Deferred taxes are not required to be provided for such contributions and, consequently, income taxes in future years will increase if not offset by additional deposits. Based on current statutory rates, such income tax liability would be $4.2 million.

Other Deferred Items
- ---------------------

Other deferred items include the accrual for postretirement benefits other than pensions in addition to environmental, general liability and workers' compensation reserves, and other deferred credits.

Off-Balance-Sheet Financial Instruments
- ---------------------------------------

GATX uses interest rate and currency swaps and currency forwards to set interest and exchange rates on existing or anticipated transactions. GATX may also, on occasion, use caps, forwards, and other similar contracts.
These contracts qualify for hedge accounting. Fair values of GATX's off-balance-sheet financial instruments (futures, swaps, forwards, options, guarantees, and lending and purchase commitments) are based on current market prices, settlement values or fees currently charged to enter into similar agreements. The fair values of the hedge contracts are not recognized in the financial statements. Net amounts paid or received on such contracts are recognized over the term of the contract as an adjustment to interest expense on the basis of the hedged financial instrument.

Environmental Liabilities
- --------------------------

Expenditures that relate to current or future operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation are charged to environmental reserves. Reserves are recorded in accordance with accounting guidelines to cover work at identified sites when GATX's liability for environmental clean-up is both probable and a minimum estimate of associated costs can be made; adjustments to initial estimates are recorded as necessary.

Revenue Recognition
- -------------------

The majority of GATX's gross income is derived from the rentals of railcars, commercial aircraft, Great Lakes vessels, and terminalling, warehousing and logistics services. In addition, income is derived from finance leases, asset dispositions, secured loans and other services.

Foreign Currency Translation
- -----------------------------

The assets and liabilities of GATX operations located outside the United States are translated at exchange rates in effect at year end, and income statements are translated at the average exchange rates for the year. Gains or losses resulting from the translation of foreign currency financial statements are deferred and recorded as a separate component of consolidated shareholders' equity. Incremental unrealized translation gains (losses) recorded in the cumulative foreign currency adjustment account were $18.3 million, $(5.4) million, and $(3.4) million, during 1994, 1993 and 1992, respectively.

Earnings Per Share
- ------------------

Primary earnings per share are based on the weighted average number of common shares and, in 1994 and 1993, common share equivalents outstanding. Net income is adjusted for the preferred stock dividends. The common share equivalents represent the dilutive shares issuable upon exercise of employee stock options. Fully dilutive earnings per share are based on the weighted average number of common shares outstanding, including shares issuable upon exercise of employee stock options, and assume all preferred stock has been converted into common shares if the effect of such conversion is not antidilutive.

Reclassifications
- ------------------

Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform to the 1994 presentation.

NOTE B - ACCOUNTING FOR LEASES

The following information pertains to GATX as a lessor:

Finance Leases - The components of the investment in finance leases were (in millions):
                                                   December 31
                                                 1994       1993
- --------------------------------------------------------------------
Minimum future lease receivables                $ 558.4    $ 601.1
Estimated residual values                         266.1      260.0
                                                -------    -------
                                                  824.5      861.1
 Less - Unearned income                          (291.1)    (324.1)
                                                -------    -------
Investment in finance leases                    $ 533.4    $ 537.0

Operating Leases - The majority of railcar and tankage assets and certain other equipment leases included in property, plant and equipment are accounted for as operating leases.

Minimum Future Receipts - Minimum future lease receipts from finance leases and minimum future rental receipts from noncancelable operating leases by year at December 31, 1994 were (in millions):


                                   Finance Leases   Operating Leases     Total
- ---------------------------------------------------------------------------------
1995                                   $ 92.2          $  484.6       $  576.8
1996                                     84.6             333.3          417.9
1997                                     60.8             258.4          319.2
1998                                     48.6             195.8          244.4
1999                                     50.5             124.3          174.8
Years thereafter                        221.7             403.0          624.7
                                       ------          --------       --------

                                       $558.4          $1,799.4       $2,357.8



The following information pertains to GATX as a lessee:

Capital Leases - Certain assets classified as property, plant and equipment and finance leases which have been financed under capital leases were (in millions):

                                                           December 31
                                                          1994      1993
- ---------------------------------------------------------------------------
Railcars                                                 $ 153.1   $ 153.2
Great Lakes vessels                                        159.5     159.5
                                                           312.6     312.7
Less - Allowances for depreciation                        (141.1)   (130.1)
                                                         -------   -------
                                                           171.5     182.6
Finance leases                                              18.9      23.6
                                                         -------   -------

                                                         $ 190.4   $ 206.2


Operating Leases - GATX has financed railcars and warehouses through sale leasebacks which are accounted for as operating leases. In addition, GATX leases certain other assets and office facilities. Total rental expense, net of sublease income, for the years ended December 31, 1994, 1993 and 1992 was $113.7 million, $94.1 million, and $76.5 million, respectively. Sublease income was $6.8 million, $6.3 million and $4.6 million in 1994, 1993 and 1992, respectively.

Minimum Future Rental Payments - Future minimum rental payments due under noncancelable leases at December 31, 1994 were (in millions):


                                         Capital Leases    Operating Leases
- -----------------------------------------------------------------------------
1995                                         $  34.2           $  110.7
1996                                            33.8              115.9
1997                                            32.9              107.5
1998                                            31.9               95.1
1999                                            31.9               80.0
Years thereafter                               278.5              943.9
                                             -------           --------
                                               443.2           $1,453.1
Less - Amounts representing interest          (187.8)           =======
Present value of future                      --------
  minimum capital lease payments             $ 255.4
                                            =========

The above capital lease amounts and certain operating leases do not include the costs of licenses, taxes, insurance, and maintenance which GATX is required to pay. Minimum future operating lease payments have not been reduced by aggregate future noncancelable sublease rentals of $23.7 million. Interest expense on the above capital leases was $21.2 million in 1994, $23.6 million in 1993, and $24.8 million in 1992.

NOTE C - SECURED LOANS

Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment, golf courses or real estate.  As of December 31, 1994, secured loan principal due by year was as follows (in millions):
                                                               Loan
                                                            Principal
- -----------------------------------------------------------------------
1995                                                       $   39.9
1996                                                           35.8
1997                                                           32.8
1998                                                           34.8
1999                                                           18.7
Years thereafter                                               69.2
                                                              -----
                                                           $  231.2

NOTE D - INVESTMENTS IN AFFILIATED COMPANIES


GATX has investments in 20 to 50 percent-owned companies and joint ventures which are accounted for using the equity method. These investments include a Canadian railcar company, foreign tank storage terminals, and aircraft and technology equipment joint ventures. Distributions received from such affiliates were $26.2 million, $27.7 million, and $55.7 million, in 1994, 1993 and 1992, respectively.

Summarized operating results for all affiliated companies in their entirety were (in millions):
For the Year                                    1994      1993       1992
- ---------------------------------------------------------------------------
Revenues                                     $  489.2  $  400.9   $  453.4

Net income                                       60.9      42.9       53.7


Summarized balance sheet data for all affiliated companies in their entirety were (in millions):
                                                   December 31
                                                1994           1993
- --------------------------------------------------------------------------
Total assets                                 $2,031.0        $1,784.6

Long-term liabilities                           780.7           664.9

Other liabilities                               214.8           228.9
                                             --------        --------

Shareholders' equity                         $1,035.5        $  890.8

NOTE E - FOREIGN OPERATIONS


Foreign operations were not material to the consolidated gross income or pretax income of GATX Corporation for any of the years presented. However, GATX does have a number of investments in affiliated companies which are located in, or derive income from, foreign countries which contribute significantly to equity in net earnings of affiliated companies. The foreign identifiable assets are primarily investments in affiliated companies, and a United Kingdom terminalling operation and foreign lease and loan investments which are fully consolidated.

Equity in Net Earnings of
 Affiliated Companies (in Millions)           1994         1993       1992
- ---------------------------------------------------------------------------
Foreign                                     $   21.2    $   18.1   $   18.8
United States                                    1.3         1.6        5.2
                                            --------    --------   --------

                                            $   22.5    $   19.7   $   24.0

Identifiable Assets (in Millions)             1994        1993       1992

Foreign                                     $  479.6    $  419.4   $  382.7
United States                                3,171.1     2,972.7    3,043.6
                                            --------    --------   --------

                                            $3,650.7    $3,392.1   $3,426.3


Foreign cash flows generated are used to meet local operating needs and for reinvestment. The translation of the foreign balance sheets into U.S. dollars results in an increase or decrease to the unrealized foreign currency translation account.

NOTE F - SHORT-TERM DEBT AND LINES OF CREDIT

Short-term debt and its weighted average interest rate as of year end were (in millions):

December 31                              -----1994-----       ------1993------
- -------------------------------------------------------------------------------
                                         Amount    Rate       Amount    Rate

Commercial paper                         $184.8     6.12%     $129.7    3.60%
Other short-term borrowings                83.4     6.03        96.4    4.23
                                         ------               ------
                                         $268.2               $226.1


Under a revolving credit agreement with a group of banks, General American Transportation Corporation (GATC) may borrow up to $250.0 million. The revolving credit agreement contains various restrictive covenants which include, among other things, minimum net worth, restrictions on additional indebtedness, and requirements to maintain certain financial ratios for GATC. Under the agreement GATC met its requirement to maintain a minimum net worth of $550.0 million at December 31, 1994. While at year end no borrowings were outstanding under the agreement, the available line of credit was reduced by $60.0 million of commercial paper outstanding. GATC had borrowings of $36.5 million under unsecured money market lines. Also, GATX Terminals has a revolving credit agreement of pounds25.0 million of which pounds4.0 million was available at year end.

GATX Capital has commitments under its credit agreements with a group of banks for revolving credit loans totaling $250.0 million of which $125.2 million was available at December 31, 1994. The amount available was reduced by outstanding commercial paper and bankers' acceptances. The credit agreement contains various covenants which include, among other things, minimum net worth, restrictions on dividends, and requirements to maintain certain financial ratios for GATX Capital. At December 31, 1994, such covenants limited GATX Capital's ability to transfer net assets to GATX to no more than $100.1 million.

Interest expense on short-term debt was $13.2 million in 1994, $10.9 million in 1993, and $13.2 million in 1992.

NOTE G- LONG-TERM DEBT

Long-term debt consisted of (in millions):
                                                     Final        December 31
                                   Interest Rates  Maturity     1994      1993
Variable rate:
           Term notes               4.25%-7.075%   1995-1999  $  81.0   $  54.0
           Nonrecourse obligations   7.375-10.0    1995-2002     48.8      60.5
                                                              -------    ------
                                                                129.8     114.5

Fixed rate:
           Term notes               5.16%-10.80%   1995-2012  1,321.9   1,230.9
           Nonrecourse obligations      8.25         1996         6.5       7.6
           Industrial revenue bonds   6.625-7.3    2019-2024     87.9      88.9
           Title XI bonds                7.1         1998         3.6       4.6

                                                             --------   -------
                                                              1,419.9   1,332.0

                                                            ---------   -------
                                                             $1,549.7  $1,446.5


Maturities of GATX's long-term debt as of December 31, 1994 for each of the years 1995 through 1999 were (in millions):


                                                                   Long-Term Debt
- ----------------------------------------------------------------------------------
1995                                                                  $ 203.1
1996                                                                    183.0
1997                                                                    176.2
1998                                                                    144.6
1999                                                                    172.6


At December 31, 1994, certain vessels and warehouse equipment with a net carrying value of $16.6 million were pledged as collateral for $6.2 million of notes and bonds.

Interest cost incurred on long-term debt, net of capitalized interest, was $113.8 million in 1994, $117.3 million in 1993, and $138.1 million in 1992.
Interest cost capitalized as part of the cost of construction of major assets was $3.0 million in 1994, $2.7 million in 1993, and $4.2 million in 1992. Losses of $.3 million, $.5 million and $3.3 million were recorded on the early retirement of debt in 1994, 1993 and 1992, respectively.

At December 31, 1994, certain debt agreements of subsidiaries restrict the ability of the subsidiaries to transfer net assets to the parent company in the form of loans, advances or dividends. Such restrictions affect $597.1 million of the $1,170.3 million of total subsidiary net assets. The majority of these restrictions relate to the revolving credit agreement of GATC and certain loan agreements of GATX Capital and GATX Logistics.

NOTE H - OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, GATX enters into various types of transactions that involve contract and financial instruments with off-balance-sheet risk. These instruments are entered into to manage financial market risk, including interest rate and foreign exchange risk.

At December 31, 1994 GATX had the following off-balance-sheet financial instruments (amounts in millions):
                                                  Pay        Receive
Interest Rate Swaps                      Amount   Rate/Index Rate/Index    Maturity
- -----------------------------------------------------------------------------------
GATX pays fixed, receives floating       $500.0   4.18-6.82%   LIBOR       1995-1997

GATX pays floating, receives fixed        780.0      LIBOR     5.45-8.2%   1995-2006

Currency Forwards and Swaps             Deliver          Purchase        Maturity
- -----------------------------------------------------------------------------------
Peso forwards                             $6.2         30.375 Pesos       1995

Singapore dollar forwards                  9.6        14.0 Singapore      1995

Canadian dollar swap                       3.7         5.0 Canadian       2001



GATX has had the following interest rate hedge activity (in millions):
                                                              Pay         Pay
Interest Rate Swaps                                          Fixed     Floating
- --------------------------------------------------------------------------------
Balance at December 31, 1992                               $   -       $  60.0

Additions                                                    400.0       620.0
Maturities                                                     -           -

                                                            ------      ------

Balance at December 31, 1993                                 400.0       680.0

Additions                                                    200.0       100.0
Maturities                                                  (100.0)        -
                                                            ------      ------

Balance at December 31, 1994                               $ 500.0     $ 780.0


GATX manages its assets and liabilities using interest rate swaps to better match the duration of its debt portfolio to the lease terms of its railcar assets. Also, GATX uses interest rate swaps in addition to commercial paper and floating rate medium-term notes to match fund its floating rate lease and loan portfolios with floating rate borrowings. Railcar assets are financed with fixed rate long-term debt or through sale leasebacks. Assets are placed on lease with average new lease terms of 5 years; the average renewal term is 3 years. Rents are fixed over these lease terms. In its swaps, GATX agrees to exchange, at specific intervals, the difference between fixed and floating rate interest amounts calculated on an agreed upon notional principal amount. The swaps have in effect converted $280 million of long-term fixed rate debt into floating rate debt and $500 million of long-term fixed rate debt into 1-3 year fixed rate debt. As leases on railcars are renewed, the new lease rate should more closely correlate with the terms of the swapped debt.

The net amount payable or receivable from the interest rate swap agreements is accrued as an adjustment to interest expense. The fair value of its interest rate swap agreements is the amount the company would receive or pay to terminate the swap agreement; at year end, GATX would pay $55.7 million if the swaps were terminated. At December 31, 1993, $1,080.0 million of interest rate swaps were in effect; the fair value of the swap components would have resulted in a net payment to GATX of $10.9 million if the swaps were terminated at that time.

Transportation has a contract to operate and manage a Mexican railcar operation with an advance Peso payment due in January 1995. In December 1994, a forward contract to purchase Pesos was entered into to convert U.S. $6.2 million to 30.375 million pesos. This contract was settled in January and the subsequent loss recorded as an adjustment to the concession cost to be amortized straight line over its life. In conjunction with the financing of the purchase of an interest in a joint venture, Terminals has forward contracts to purchase 14.0 million Singapore dollars in exchange for $9.6 million. These contracts will settle between January and September 1995.
Any gain or loss from the settlement will be allocated over the term of the financing. In addition, a currency swap was entered into at GATX Capital to lock in the conversion rate on the eventual cash flow on a Canadian dollar denominated investment.

In the event that a counterparty fails to meet the terms of the interest rate swap agreement or a foreign exchange contract, GATX's exposure is limited to the interest rate or currency differential. GATX manages the credit risk of counterparties by dealing only with institutions that the company considers financially sound and by avoiding concentrations of risk with a single counterparty. GATX considers the risk of nonperformance to be remote.

NOTE I - FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of GATX's financial instruments that are recorded on the balance sheet. SFAS
No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

December 31                              -------1994------- -------1993-------
- -------------------------------------------------------------------------------
                                          Carrying    Fair   Carrying    Fair
(In Millions):                             Amount     Value   Amount     Value
- ---------------------------------------------------------------------------------

Assets:
   Cash and cash equivalents             $   27.3 $   27.3  $   26.2 $   26.2
   Trade accounts receivables               101.6    101.6      88.0     88.0
   Secured loans                            231.2    221.2     226.1    228.3


Liabilities:
    Accounts payable - trade                269.5    269.5     190.6    190.6
    Short-term debt                         268.2    268.2     226.1    226.1
    Long-term debt - variable               129.8    129.8     114.5    114.5
    Long-term debt - fixed                1,419.9  1,439.9   1,332.0  1,481.6

The carrying amounts shown in the table are included in the balance sheet under the indicated captions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables, trade payables and short-term debt are carried at cost which approximates fair value because of the short maturity of those instruments.

Secured loan investments are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment, golf courses or real estate. The fair value of variable rate loans is assumed to be equal to their recorded amounts. The fair value of fixed rate loans is estimated using discounted cash flow analyses, at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

The carrying amounts of variable rate long-term debt reported in the balance sheet approximate fair value. The fair value of fixed rate long-term debt was estimated by aggregating the notes and performing a discounted cash flow calculation using a weighted average note term and market rate based on GATX's current incremental borrowing rates for similar types of borrowing arrangements.

NOTE J - PENSION BENEFITS

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

The net periodic pension cost for the GATX defined benefit plans was determined based on the funds' status at the beginning of the year. Significant assumptions used in determining pension cost for 1992 through 1994 were:

                                                    1994    1993   1992
- --------------------------------------------------------------------------
Discount rate                                       7.75%   8.5%   9.0%
Expected long-term rate of return on assets         8.75%   9.0%   9.0%
Rate of increase in compensation levels             5.5%    6.0%   6.0%

The components of net periodic pension cost were (in millions):
For the Year                                         1994   1993     1992
- --------------------------------------------------------------------------
Service cost of benefits earned during the period  $  5.6  $ 5.0    $  4.3
Interest cost on projected benefit obligation        19.4   19.2      18.8
Actual return on plan assets                          1.6  (26.4)    (12.4)
Net amortization and deferral                       (22.5)   7.2      (6.0)
                                                   ------  ------   ------
Net periodic pension cost                          $  4.1 $  5.0    $  4.7


The projected benefit obligation was determined based on the funded status at year end. Significant assumptions used in determining the projected benefit obligations were:

                                                  1994-1993         1992

Discount rate                                        7.75%          8.5%
Rate of increase in compensation levels              5.5%           6.0%

The effect of the change in assumptions in 1993 was a decrease of $12.4 million in the unrecognized net gain resulting in an unrecognized net loss position at the end of 1993.  The funded status of the defined benefit plans and the amounts recognized in GATX's consolidated balance sheet were (in millions):
December 31                                                  1994     1993
- --------------------------------------------------------------------------
Actuarial present value of benefit obligation:
        Accumulated benefit obligation
          - vested                                          $224.7   $223.6
          - nonvested                                          6.9      5.0
                                                            ------   ------
                                                             231.6    228.6

        Effects of projected future compensation levels       32.3     34.4
                                                            ------   ------

        Projected benefit obligation                         263.9    263.0

        Plan assets at fair market value,
          primarily listed stocks and bonds                  237.9    254.4
                                                            ------   ------

Projected benefit obligation in excess of plan assets       $ 26.0   $  8.6
                                                            ======   ======

Reconciliation of funded status to recorded amounts:
        Net pension liability included in balance sheet     $  (.2)  $   .6
        Unrecognized net asset from transition
          to new pension accounting standard                   (.5)     (.5)
        Unrecognized net loss                                 21.8      3.5
        Unrecognized prior service cost                        4.9      5.0
                                                            ------   ------

Projected benefit obligation in excess of plan assets       $ 26.0   $  8.6
                                                            ======   ======

GATX makes contributions to its defined benefit pension plans in addition to the multiemployer pension plans of various unions.  The contributions to such plans were (in millions):
                                                        For the Year
                                                     1994    1993   1992
- -------------------------------------------------------------------------
Contributions to GATX's pension plans               $  7.9  $  7.4 $  6.0

Contributions to multiemployer pension plans           2.1     1.8    2.0

NOTE K - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

GATX provides health care, life insurance and other benefits for certain retired employees who meet established criteria. Most domestic employees are eligible for health care and life insurance benefits if they retire from GATX with immediate pension benefits under the GATX pension plan. The plans are either contributory or non-contributory, depending on various factors.

In 1992, GATX implemented SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, using the immediate recognition transition method, effective as of January 1, 1992. SFAS
No. 106 requires recognition of the cost of postretirement benefits during an employee's active service life. GATX's previous practice was to expense these costs as they were paid. GATX recorded a charge of $55.5 million ($85.4 million pretax) in the first quarter of 1992 to reflect the cumulative effect of the change in accounting principle for periods prior to 1992. Aside from the one-time impact of the transition obligation, adoption of SFAS No. 106 was not material to 1992 financial results.

Net periodic postretirement cost included the following components (in millions):
                                                             For the Year
                                                          1994   1993     1992
- -------------------------------------------------------------------------------

Current service cost                                       $  .5  $ .5     $ .3
Interest cost on accumulated
  postretirement benefit obligation                          6.2   7.3      7.8
                                                           -----  ----     ----

Net periodic postretirement benefit cost                   $ 6.7  $7.8     $8.1
                                                           =====  ====     ====

Discount rate                                              7.75%  8.5%     9.0%

The following table sets forth the amounts recognized in GATX's consolidated balance sheet (in millions):
December 31                                                    1994      1993
- -----------------------------------------------------------------------------

Accumulated postretirement benefit obligation:
    Retirees                                                 $  71.7 $  84.3
    Fully eligible active plan participants                      3.3     4.1
    Other active plan participants                               5.8     6.1

                                                              -------   -----

Total accumulated
   postretirement benefits obligation                           80.8    94.5

Unrecognized gain (loss)                                          .8   (10.5)

                                                             -------  -------

Accrued postretirement benefit liability                     $  81.6 $  84.0


The accrued postretirement benefit liability was determined using an assumed discount rate of 7.75% for 1994 and 1993 and 8.5% for 1992. The effect of the change in the discount rate assumption was a deferred loss of $5.2 million in 1993.

For measurement purposes, blended rates ranging from 11% decreasing to 5% over the next three years and remaining at that level thereafter were used for the increase in the per capita cost of covered health care benefits. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% would increase the accumulated postretirement benefit obligation by $4.9 million and would increase aggregate service and interest cost components of net periodic postretirement benefit cost by $.7 million per year.

NOTE L - INCOME TAXES

Effective January 1, 1992, GATX changed its method of accounting for income taxes from the deferred method to the liability method as required by SFAS No. 109, Accounting for Income Taxes. As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting this Statement as of January 1, 1992 was to increase net income by $9.7 million. Aside from the one-time impact due to the reassessment of deferred taxes, adoption of SFAS No. 109 was not material to 1992 financial results.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of GATX's deferred tax liabilities and assets were (in millions):
December 31                                                        1994     1993
- ---------------------------------------------------------------------------------
Deferred tax liabilities:
            Book/tax basis differences due to depreciation        $307.8   $298.5
            Leveraged leases                                        73.9     83.0
            Lease accounting (other than leveraged)                 25.5     33.4
            Other                                                   50.5     37.9
                                                                  ------   ------
     Total deferred tax liabilities                                457.7    452.8

Deferred tax assets:
            Alternative minimum tax credit                          58.6     56.1
            Accruals not currently deductible for tax purposes      54.8     53.4
            Allowance for possible losses                           32.2     34.6
            Postretirement benefits other than pensions             28.2     29.2
            Other                                                   26.4     31.3
                                                                  ------   ------
              Total deferred tax assets                            200.2    204.6
                                                                  ------   ------

              Net deferred tax liabilities                        $257.5   $248.2


At December 31, 1994, GATX had an alternative minimum tax credit of $58.6 million that can be carried forward indefinitely to reduce future regular tax liabilities.

GATX and its United States subsidiaries file a consolidated federal income tax return.  Amounts shown as Current - Federal represent taxes payable as determined by the Alternative Minimum Tax.  Income taxes (credit)
consisted of (in millions):
For the Year                                        1994         1993       1992
- --------------------------------------------------------------------------------
Current -
    Domestic:
      Federal                                     $  35.9     $  35.9    $  28.5
      State and local                                 2.5         1.6        2.2
                                                   ------       -----      -----
                                                     38.4        37.5       30.7
    Foreign                                           1.0         2.2        3.3
                                                   ------       -----      ------
                                                     39.4         9.7       34.0
                                                   ------       -----      ------
Deferred -
    Domestic:
      Federal                                         3.1         6.9      (24.4)
      State and local                                 4.3         4.7       (1.1)
                                                    -----        -----     ------
                                                      7.4        11.6      (25.5)
    Foreign                                           2.0          .1        1.1
                                                   ------        -----     ------
                                                      9.4        11.7      (24.4)
                                                   ------        -----     ------
Income tax expense                                $  48.8     $  51.4    $   9.6
                                                  =======      =======     =======

Income taxes paid                                 $  42.1     $  40.9    $  31.2
                                                  =======     ========   =========

The sources of income before income taxes and equity in net earnings of affiliated companies were (in millions):
For the Year                                             1994     1993    1992
- -------------------------------------------------------------------------------

             Domestic                                  $ 112.8 $  98.2 $  13.9
             Foreign                                       5.0     6.2     1.0

                                                        -------  ------- -------

                                                       $ 117.8 $ 104.4 $  14.9


The reasons for the difference between the effective income tax rate and the federal statutory income tax rate were:

For the Year                                               1994     1993   1992
- ---------------------------------------------------------------------------------

Federal statutory income tax rate                         35.0%   35.0%   34.0%
Add (deduct) effect of:
             State income taxes                            3.8     3.9     3.3
             Corporate owned life insurance               (3.2)   (3.6)  (28.2)
             Foreign income                                1.9     1.4    11.3
             Goodwill amortization                         1.3     1.1     9.4
             Purchase accounting adjustments                .3     2.1     2.6
             Tax rate increase on deferred taxes            -      7.0      -
             Liquidation of foreign subsidiary              -        -    26.7
             Other                                         2.3     2.3     5.3

                                                         -----   -----   -----

Effective income tax rate                                 41.4%   49.2%   64.4%

NOTE M - SHAREHOLDERS' EQUITY

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

Holders of $3.875 Cumulative Convertible Preferred Stock are entitled to receive a cumulative annual cash dividend of $3.875 per share. Each share of such Preferred Stock may be converted at the option of the holder at any time, unless previously redeemed, into 1.1494 shares of Common Stock. The shares became redeemable at GATX's option on and after August 1, 1992, initially at a redemption price of $52.7125 per share and thereafter at prices declining to $50 per share on and after August 1, 1999, plus dividends accrued and unpaid at the redemption date. The liquidating value is $50 per share plus accrued and unpaid dividends.

At December 31, 1994, 5,518,454 shares of Common Stock were reserved for:
                                                                 Shares

Conversion of outstanding Preferred Stock                      4,009,387
Incentive compensation programs                                1,489,817
Employee service awards                                           19,250
                                                               ---------
                                                               5,518,454



Holders of $2.50 and $3.875 Cumulative Convertible Preferred Stock and Common Stock are entitled to one vote for each share held. Except in certain instances, all such classes vote together as a single class.

GATX has redeemed the Preferred Stock Purchase Rights which were issued pursuant to the Rights Agreement dated as of May 15, 1986, and amended and restated as of June 2, 1989. Redemption payments totaling $.5 million were made in cash to the holders of record of Common Stock as of the close of business on May 15, 1994.

Transactions in Preferred Stock, Common Stock, treasury shares, and additional capital are shown in the following table:
Capital Transactions                     Preferred                               Cost of Common Shares        Additional
(In Thousands, Except Number of Shares)  Stock Issued    Common Stock Issued     in Treasury (Deduction)      Capital
- --------------------------------------- -------------    -------------------     ------------------------     ----------
                                        Shares   Amount   Shares       Amount      Shares         Amount        Amount
                                        ------   ------   ------      -------      ------        -------       -------
Balance at January 1, 1992           3,444,459   $3,444  22,189,559   $13,868    (2,790,954)    $(47,082)      $304,769
Add (deduct):
    Conversion of Preferred Stock
      into Common Stock                 (2,696)      (2)      6,740         4                                        (2)
    Common Stock issued under option,
      incentive and service award plans                      92,598        58                                     2,099



Balance at December 31, 1992         3,441,763    3,442  22,288,897    13,930    (2,790,954)     (47,082)       306,866
Add (deduct):
  Conversion of Preferred Stock
      into Common Stock                 (1,212)      (1)      3,029         2                                        (1)
  Common Stock issued under option,
       incentive and service award plans                    199,425       125                                     5,564



Balance at December 31, 1993         3,440,551    3,441  22,491,351    14,057    (2,790,954)     (47,082)       312,429
Add (deduct):
    Conversion of Preferred Stock
      into Common Stock                 (2,716)      (3)      6,789         4                                        (1)
    Common Stock issued under option,
      incentive and service award plans                     187,450       117                                     5,634


Balance at December 31, 1994         3,437,835   $3,438  22,685,590   $14,178    (2,790,954)    $(47,082)      $318,062

NOTE N - INCENTIVE COMPENSATION PLANS


The GATX Corporation 1985 Long Term Incentive Compensation Plan (the 1985
Plan), as amended, contains provisions for the granting of non-qualified stock options, incentive stock options, stock appreciation rights (SARs), cash and Common Stock individual performance units (IPUs), restricted stock rights, restricted Common Stock and performance awards. An aggregate of 2,700,000 shares of Common Stock may be issued under the 1985 Plan. As of December 31, 1994, 173,142 shares are available for issuance under the 1985 Plan.

Non-qualified stock options and incentive stock options may be granted for the purchase of Common Stock for periods not longer than ten years from the date of grant. The exercise price will be not less than the higher of market value at date of grant or par value of the Common Stock. All options become exercisable one year from the date of grant.

SARs can be issued in conjunction with non-qualified or incentive stock options and entitle the holder to receive the difference between option price and fair market value of the Common Stock at time of exercise, either in shares of Common Stock, cash, or a combination of the two at GATX's discretion. Exercise of SARs results in cancellation of the underlying options. During 1994, no SARs were issued and none were outstanding.

IPUs may be granted to key employees and, if predetermined performance goals are met, will be redeemed in cash and Common Stock, as applicable, with the redemption value determined in part by the fair market value of the Common Stock as of the date of redemption and in part by the extent to which pre-established performance goals have been achieved. A total of 10,011 IPUs were granted during 1994 and 34,946 IPUs in total were outstanding at the end of the year. In 1994, no shares of Common Stock or cash were paid to the participants in redemption of previously issued IPUs.

Restricted stock rights may be granted to key employees entitling them to receive a specified number of shares of restricted Common Stock. The recipients of restricted Common Stock are entitled to all dividends and voting rights, but the shares are not transferable prior to the expiration of a "restriction period" as determined at the discretion of the Compensation Committee of the Board of Directors. Performance Awards are granted to employees who have been granted restricted stock rights or restricted Common Stock, but these Awards may not exceed the market value of the restricted Common Stock when restrictions lapse. The Performance Awards provide cash payments if certain criteria and earnings goals are met over a predetermined period. During 1994, no grants or payments were made.

Data with respect to the plan is set forth below:

                                  Number of
                             Shares Under The
                            Stock Option Plan           Price Per Share


Outstanding at
  January 1, 1994                     1,225,575            $14.53 - $37.6875
Granted                                 294,400                 41.8125
Exercised or issued                     187,300             16.345 - 37.6875
Canceled                                 16,000             15.0625 - 37.6875



Outstanding at
  December 31, 1994                   1,316,675            $14.53 - $41.8125


Outstanding at
  December 31, 1994
  by year granted:
    1985-1987                            63,000            $14.53 - $19.47
    1988                                105,500                 25.655
    1989                                105,500                 29.9375
    1990                                101,100                 19.94
    1991                                184,600             26.13 - 28.1875
    1992                                198,425             25.50 - 30.75
    1993                                264,150                 37.6875
    1994                                294,400                 41.8125



                                      1,316,675            $14.53 - $41.8125



Options exercisable at
  December 31, 1994                   1,022,275



Options available for future
  grant at December 31, 1994            173,142

NOTE O - COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

GATX's revenues are derived from a wide range of industries and companies. However, approximately 50% of total consolidated revenues are generated from the transportation or storage of products for the chemical and petroleum industries. In addition, approximately 15% of GATX's assets consist of commercial aircraft operated by various domestic and international airlines.

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

At December 31, 1994, GATX had commitments of $192 million to acquire additional portfolio equipment, to lend funds, or to purchase residuals from lessors. The commitments include orders and options by an aircraft joint venture for four new aircraft to be purchased in 1998-99. In addition, GATX has issued $119 million of residual and rental guarantees. GATX also has firm commitments to acquire railcars and to upgrade terminal and repair facilities totaling $174 million.

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

                     GATX Corporation and Subsidiaries
                 Quarterly Results of Operations (Unaudited)



Quarter Ended:                     March 31                June 30      September 30        December 31
In Millions,                   1994    1993         1994      1993      1994    1993       1994    1993
Except Per Share Data
- -----------------------------------------------------------------------------------------------------

Gross income                 $260.7  $237.1       $284.4    $289.4    $298.9  $279.9     $311.0  $280.5
Operating expenses and
 provision for depreciation   165.5   144.4        185.0     169.0     191.2   177.6      198.4   183.2

Net income                     20.2    18.6         20.9      26.2      25.3    11.7(C)    25.1    16.2

Net income per share (A)        .84     .77          .87       .15      1.09     .42       1.08     .64

Net income per share assuming
 full dilution (A)              .84     .77 (B)      .87      1.09      1.04     .42 (B)   1.04     .64 (B)

(A) Quarterly results are not additive, as per share amounts are computed independently for each quarter and the full year based on the respective weighted average common shares and common share equivalents outstanding.

(B) Conversion of Preferred Stock is excluded from computation of fully diluted earnings because of antidilutive effects.

(C) Net income includes a $7.3 million charge for the cumulative increase in deferred income taxes and a $1.2 million charge for 1993 income taxes as a result of the 1993 tax legislation which increased the federal income tax rate from 34% to 35% retroactively to January 1, 1993.

Common and Preferred Stock Information


GATX common shares are listed on the New York, Chicago and London Stock Exchanges under ticker symbol GMT. Shares of $2.50 Cumulative Convertible Preferred Stock and $3.875 Cumulative Convertible Preferred Stock are listed on the New York and Chicago Stock Exchanges.

The approximate number of holders of record of Common Stock, $2.50 Cumulative Convertible Preferred Stock and $3.875 Cumulative Convertible Preferred Stock as of February 28, 1995 was 3,503; 154 and 321, respectively. The following table shows the reported high and low sales price of GATX common and preferred shares on the New York Stock Exchange, the principal market for GATX shares, and the dividends declared per share:

                                           $2.50 Cumulative         $3.875
Cumulative
                                              Convertible         Convertible
                          Common Stock      Preferred Stock     Preferred Stock
                          High     Low        High     Low       High     Low
- -------------------------------------------------------------------------------
1994
First Quarter            $44.625 $39.25    $103.00  $101.00    $56.375  $53.00
Second Quarter            43.00   38.50     103.00   101.00     54.00    50.00
Third Quarter             41.25   38.25     102.00   101.00     53.00    50.00
Fourth Quarter            44.00   38.25     102.00   101.00     54.00    49.875
Annual Dividends Declared     $1.50              $2.50              $3.875

1993
First Quarter            $37.375 $31.375    $90.00   $70.00    $54.00   $48.25
Second Quarter            38.375  34.50      92.50    90.00     54.50    51.75
Third Quarter             41.50   37.25     101.00    92.50     55.50    52.625
Fourth Quarter            42.25   33.00     101.00    93.75     56.00    51.50
Annual Dividends Declared     $1.40              $2.50              $3.875

SELECTED FINANCIAL DATA


                   GATX Corporation and Subsidiaries
                  In Millions, Except Per Share Data
                                                 1994        1993         1992        1991        1990        1989
- --------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Gross income                                    $1,155.0    $1,086.9    $1,019.1   $  989.1   $  870.4   $  701.7
Costs and expenses                               1,037.2       982.5     1,004.2      897.0      766.6      609.7
                                                --------    --------    ---------   --------   --------   --------
Income before income taxes, equity
  in net earnings of affiliated companies
  and cumulative effect of accounting changes      117.8       104.4        14.9       92.1      103.8       92.0
Income taxes                                        48.8        51.4         9.6       33.6       35.3       35.5
                                                ---------    --------  ---------   --------   --------   --------
Income before equity in net
  earnings of affiliated companies and
  cumulative effect of accounting changes           69.0        53.0         5.3       58.5       68.5       56.5
Equity in net earnings of affiliated companies      22.5        19.7        24.0       24.2       14.4        9.2
                                                 --------    --------    --------    -------    -------   --------
Income before cumulative
  effect of accounting changes                      91.5        72.7        29.3       82.7       82.9       65.7
Cumulative effect of accounting changes               -           -        (45.8)         -          -          -
                                                --------    --------    ---------    -------     ------   --------

Net income (loss)                               $   91.5    $   72.7    $  (16.5)  $   82.7   $   82.9   $   65.7
                                                =========    ========     ========   ========   ========   ========

PER SHARE DATA
Net income (loss) applicable to
  Common Stock, as adjusted                     $   78.2    $   59.4    $  (29.8)  $   69.4   $   69.5   $   61.1
Per share of Common Stock
  and common stock equivalents:
    Income before cumulative
      effect of accounting changes              $   3.88    $   2.99    $    .82   $   3.56   $   3.61   $   3.18
    Cumulative effect of accounting changes           -           -        (2.35)         -          -          -
                                                 --------    --------     --------   --------   --------   --------
    Net income (loss)                           $   3.88    $   2.99    $  (1.53)  $   3.56   $   3.61   $   3.18
    Shares used in computation (in thousands)     20,153      19,894       19,441    19,506     19,279     19,212
Per share assuming conversion, except in 1993
  and 1992, of all outstanding Preferred Stock:
    Net income (loss)                           $   3.78    $   2.99    $  (1.53)  $   3.51   $   3.54   $   3.16
    Shares used in computation (in thousands)     24,216      19,894      19,441     23,561     23,399     21,024
Dividends declared per share of Common Stock    $   1.50    $   1.40    $   1.30   $   1.20   $   1.10   $   1.00


                                      SELECTED FINANCIAL DATA (Continued)
                                       GATX Corporation and Subsidiaries

In Millions, Except Per Share Data                    1994        1993        1992        1991        1990        1989
- ----------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION
Total assets                                        $3,650.7    $3,392.1     $3,426.3    $3,514.2    $3,309.7  $3,060.1
Total long-term debt and
  capital lease obligations                          1,805.1     1,713.8      1,724.6     1,798.5     1,715.1   1,456.2
Shareholders' equity                                   662.4       589.9        557.6       614.0       558.4     504.0
Common shareholders' equity                            496.1       423.6        391.2       447.6       391.4     336.1
Common shareholders' equity per share                  24.30       20.78        19.27       22.27       19.56     16.73

                                                                  62 and 63

                                            MANAGEMENT DISCUSSION AND ANALYSIS:
                                                   1993 COMPARED TO 1992

The following discussion analyzes GATX's comparative performance for the years ended December 31, 1993 and 1992. This information should be read in conjunction with the consolidated financial statements on pages 38, 40 and
42. The discussion of the comparative results of GATX's operations for the years ended December 31, 1994 and 1993 is presented in the management discussion and analysis on pages 31, 32, 33, 39, 41, 43 and 44, and the financial data of business segments on pages 34 through 37.

GATX reported net income of $73 million or $2.99 per common share for the year ended December 31, 1993 compared to a net loss of $17 million or $1.53 per common share for 1992. Overall, operating income improved in 1993 due to better results at Transportation and Terminals, and higher disposition gains and a lower loss provision at Financial Services. The comparison between years was impacted by the federal tax rate increase in 1993 and the adoption of two accounting pronouncements in 1992. As a result of new tax legislation which increased the federal income tax rate from 34% to 35% retroactively to January 1, 1993, net income for 1993 included an increase to income taxes of $7 million for the cumulative increase in deferred income taxes and a $1 million increase for the current year. The 1992 loss was due to the adoption of two accounting pronouncements which resulted in a one-time non-cash net accounting charge of $46 million and the recording of a $37 million aftertax special provision to the loss reserve reflecting the continued deterioration in the freighter aircraft and real estate portfolios. Before the cumulative effect of the accounting changes, 1992 earnings were $29 million or $.82 per common share.

GATX's return on common equity for 1993 was 14.6%. The improvement from 1992's return of 3.6% before the cumulative effect of the accounting changes was due to the combined effects of higher earnings and lower average equity.

To facilitate comparisons between years, the discussion below addresses income from operations for 1993 prior to the effect of the 1993 tax rate change on current and deferred taxes. Income for 1992 is before the impact of the accounting changes.

RAILCAR LEASING AND MANAGEMENT - Transportation's gross income of $302 million in 1993 increased $13 million from 1992. Rental revenues increased 4% attributable to an average of 940 additional cars on lease and higher average rental rates. Transportation had approximately 51,900 railcars on lease at December 31, 1993 compared to 50,100 a year earlier, and fleet utilization improved to 93% from 92%.

Income from operations of $53 million increased 7% over 1992 as higher revenues and lower ownership costs were somewhat offset by increased fleet repair expenses. Ownership costs, consisting of rental expense, depreciation and interest, decreased slightly despite an increased fleet size due to lower interest rates, debt refinancings and interest rate swaps which were executed to more closely match Transportation's debt with the railcar lease terms. Fleet repair costs increased 9% from the prior year reflecting higher volumes as a result of regulatory and customer requirements. Operating margins decreased slightly as the increase in fleet repair costs exceeded the growth in revenues. Earnings for 1992 reflect a $1 million pretax charge relating to refinancing equipment trust certificates at favorable rates.

Transportation invested $171 million in the railcar fleet versus $108 million in 1992, and expended $24 million on its multi-year program to significantly upgrade its repair facilities.

TERMINALS AND PIPELINES - Terminals' gross income of $281 million increased $15 million from 1992 reflecting continued strong demand for tanks and blending services at domestic petroleum terminals. Capacity utilization at Terminals' wholly-owned facilities was 92% at year end 1993, up from 91% the year before. Throughput of 635 million barrels was down 4 million barrels from 1992 reflecting changes in the operating pattern of certain customers.

Terminals' income from operations of $29 million increased 24% from 1992. Higher revenues, reduced interest expense reflecting lower interest rates and debt refinancings, and improved margins were partially offset by higher SG&A expense and decreased earnings at foreign affiliates. Even though revenues increased, operating costs were comparable with 1992 through cost controls resulting in improved operating margins. SG&A costs increased 18% due to higher relocation, consulting, and information systems costs. Equity in net earnings of Terminals' foreign affiliates of $10 million decreased $2 million from 1992 reflecting the weak economies in Europe and Japan. Terminals' 1992 consolidated earnings were negatively affected by $2 million of pretax charges relating to the recognition of debt issuance costs and call premiums associated with refinancings effected at favorable terms and interest rates.

Terminals' expended $78 million in 1993, similar to the prior year, for tank construction and other modifications and improvements.

FINANCIAL SERVICES - Gross income of $204 million in 1993 exceeded the prior year by $26 million primarily due to higher disposition gains. Pretax disposition gains were $44 million for 1993 compared to $22 million in 1992. Disposition gains for 1993 included a $17 million gain from an insurance settlement related to marine equipment. Lease income increased $10 million to an all-time high of $125 million principally due to new lease volume in 1993 of approximately $200 million. These increases were partially offset by lower fee and interest income. Fee income decreased $5 million due to changes in the international markets. The decrease in interest income of $2 million corresponds to the decrease in the secured loan portfolio.

Income from operations was $24 million compared to a loss of $17 million in 1992. The substantial earnings improvement was principally attributable to the special loss provision recorded in 1992 and the higher level of disposition gains recorded in 1993. The loss provision for 1993 was $29 million compared to $81 million in 1992, which included a $60 million special provision to the loss reserve reflecting continued deterioration in the freighter aircraft and real estate portfolios. The loss reserve at the end of 1993 was $88 million or 6.9% of portfolio investment. Interest expense decreased $7 million due to lower interest rates and lower average debt outstanding. Operating lease expense increased $13 million due to the increased level of operating lease investment and accelerated aircraft depreciation. Equity in net earnings of affiliated companies of $5 million in 1993 decreased $3 million from 1992 primarily due to less income from technology joint ventures and a gain on the sale of a real estate joint venture included in 1992.

Financial Services' portfolio additions of $302 million, a $124 million increase from the prior year, included an acquired portfolio of rail assets.

GREAT LAKES SHIPPING - American Steamship's 1993 gross income of $81 million increased $2 million as the result of the sale of a bankruptcy claim.
Tonnage carried of 24.4 million tons increased slightly from the prior year's
23.9 million tons in response to high steel production and late season operations to meet customers' winter inventory requirements.

Income from operations of $7 million increased $1 million over the prior year primarily reflecting the sale of the bankruptcy claim and the refinancing of debt. Operating margins decreased slightly from 1992 as the reduction in rates was largely offset by a reduction in operating costs due to lower costs for fuel and maintenance and repairs.

LOGISTICS AND WAREHOUSING - GATX Logistics' gross income of $224 million increased $12 million over 1992 due to increased volumes and new customers. Total square footage of warehousing space increased to 22 million square feet reflecting greater demand by customers for space. Space utilization was 94% at the end of 1993 compared to 90% a year ago. However, empty space continues to be a problem in certain regions of the country.

Logistics' net income was $.1 million in 1993 compared to $.9 million in 1992. The decrease from 1992 reflects increased systems costs, decreased labor efficiencies, and lower contribution margins as continued margin pressure and the competitive environment limited operating profits.

Logistics' spending of $14 million for additions in 1993 decreased $2 million from the prior year.

CORPORATE AND OTHER - Corporate and Other net expense was $31 million in 1993 compared to $34 million in 1992. The primary reason for the improvement in 1993 was the result of an additional tax provision of $4 million recorded in 1992 associated with the liquidation of a foreign finance subsidiary, the gain in 1993 on the sale of an insurance investment, and reduced interest expense due to lower interest rates and debt refinancings. These were partially offset by legal expenses regarding a shareholder suit.

Capital additions of $7 million at Corporate in 1993 related to the relocation of the Chicago operations to a new office building in the city.

                            GATX LOCATION OF OPERATIONS
                         GATX Corporation and Subsidiaries




GENERAL AMERICAN      HEADQUARTERS                         LOCATION OF SERVICE FACILITIES        MOBILE SERVICE UNITS
TRANSPORTATION        Chicago, Illinois                                                          Mobile, Alabama
CORPORATION                                                MAJOR SERVICE CENTERS                 Colton, California
                      BUSINESS OFFICES                     Colton, California                    Macon, Georgia
                      Glendale, California                 Waycross, Georgia                     East Chicago, Indiana
                      Atlanta, Georgia                     East Chicago, Indiana                 Good Hope, Louisiana
                      Chicago, Illinois                    Hearne, Texas                         Carteret, New Jersey
                      Hackensack, New Jersey                                                     Las Cruces, New Mexico
                      Pittsburgh, Pennsylvania             MINI SERVICE  CENTERS                 Albany, New York
                      Houston, Texas                       Muscle Shoals, Alabama                Galena Park, Texas
                      Mexico City, Mexico                  White Springs, Florida                Olympia, Washington
                                                           Terre Haute, Indiana
                                                           Ivorydale, Ohio
                                                           Masury, Ohio
                                                           Catoosa, Oklahoma
                                                           Copper Hill, Tennesee



GATX TERMINALS        HEADQUARTERS                         PIPELINE TERMINAL LOCATIONS           JOINT VENTURE LOCATIONS
CORPORATION           Chicago, Illinois                                                          Antwerpen/Lillo, Belgium
                                                           CALNEV PIPE LINE                      Kawasaki, Japan
                      DOMESTIC TERMINAL LOCATIONS          Adelanto, California                  Kobe, Japan
                      Carson, California                   Barstow, California                   Yokohama, Japan
                      Los Angeles, California (2)          Colton, California                    Jurong Town, Singapore
                      Richmond, California                 Las Vegas, Nevada                     Pulau Busing, Singapore
                      San Pedro, California                                                      Barcelona, Spain
                      Orlando, Florida                     CENTRAL FLORIDA PIPELINE              Bilbao, Spain
                      Port Everglades, Florida             Orlando, Florida                      Tarragona, Spain
                      Tampa, Florida                       Tampa, Florida                        Valencia, Spain
                      Argo, Illinois                                                             Seal Sands, United Kingdom
                      Norco, Louisiana                     INTERNATIONAL TERMINAL LOCATIONS      Wymondham, United Kingdom
                      Carteret, New  Jersey                WHOLLY-OWNED                          Manchester Jet Line,
                      Paulsboro, New Jersey                Avonmouth, United Kingdom              United Kingdom
                      Staten Island, New York              Belfast, United Kingdom
                      Portland, Oregon (2)                 Bromsgrove, United Kingdom
                      Philadelphia, Pennsylvania           Eastham, United Kingdom
                      Galena Park, Texas                   Glasgow, United Kingdom
                      Pasadena, Texas                      Grays, United Kingdom
                      Seattle, Washington (2)              Leith, United Kingdom
                      Vancouver, Washington                Runcorn, United Kingdom


GATX CAPITAL          HEADQUARTERS                         OFFICES                               Cedex, France
CORPORATION           San Fransisco, California            Sydney, Australia                     Frankfurt, Germany
                                                           Toronto, Canada                       Singapore, Republic
                                                           London, England                        of Singapore


AMERICAN STEAMSHIP    HEADQUARTERS                         VESSELS                               M/V Charles E. Wilson
COMPANY               Williamsville, New York              M/V Indiana Harbor                    M/V Adam E. Cornelius
                                                           M/V Walter J. McCarthy, Jr.           M/V American Republic
                      REGIONAL OFFICE                      M/V St. Clair                         M/V Buffalo
                      Toledo, Ohio                         M/V American Mariner                  M/V Sam Laud
                                                           M/V H. Lee White                      Str. John J. Boland


GATX LOGISTICS, INC.  HEADQUARTERS                         Lexington, Kentucky-CW,T,S            Columbus, Ohio-4 CW,T
                      Jacksonville, Florida                Shreveport, Louisiana-CW,T            Oklahoma City, Oklahoma-CW,T
                                                           Baltimore, Maryland-2 CW,T            Philadelphia,
113 FACILITIES WITH   NUMBER OF LOCATIONS AND              Grand Rapids, Michigan-2 CW            Pennsylvania-2 CW,PW,T,S
23.5 MILLION SQUARE   SERVICES OFFERED                     Gulfport, Mississippi-CW              Memphis, Tennessee-2 CW,T
FEET                  Los Angeles, California-9 CW,PW,T,S  St. Louis, Missouri-PW,T              Nashville, Tennessee-CW
                      Stockton, California-2 CW,T          Greensboro,                           Dallas, Texas-8 CW,PW,T,S
CW=Contract           Walnut, California-2 PW,T             North Carolina-10 CW,PW,T            El Paso, Texas-CW
Warehousing           Denver, Colorado-2 CW,T              Winston-Salem,                        Fort Worth, Texas-CW
T= Transportation     Jacksonville, Florida-5 CW,PW,T,S     North Carolina-4 CW,PW,T,S           Clearfield, Utah-3 PW,T
PW=Public             Atlanta, Georgia-16 CW,PW,T,S        New York, New York-CW                 Seattle, Washington-3 CW,T
Warehousing           Chicago, Illinois-10 CW,PW,T,S       Syracuse, New York-8 PW,T,S           Mexico City, Mexico-PW,T
S= Sales              Normal, Illinois-5 CW,T              Akron, Ohio-PW,T                      Toronto, Ontario-CW,T
                      Richmond, Indiana-CW,T               Cleveland, Ohio-CW,T,S



                             GATX OFFICERS AND DIRECTORS
                          GATX Corporation and Subsidiaries




GATX OFFICERS                  GATX BOARD OF DIRECTORS           JAMES J. GLASSER 3
                                                                 Chairman of the Board and
JAMES J. GLASSER               FRANKLIN A. COLE 2,3              Chief Executive Officer
Chairman of the Board and      Chairman of the Board             of the Company
Chief Executive Officer        Croesus Corporation
                                                                 CHARLES MARSHALL 1,3
RONALD H. ZECH                 JAMES W. COZAD 2,3                Retired:  Former Vice Chairman
President and Chief            Retired: Former Chairman          of the Board,
Operating Officer              and Chief Executive Officer,      American Telephone and
                               Whitman Corporation               Telegraph Company
DAVID M. EDWARDS
Vice President Finance,        JAMES M. DENNY 1                  MICHAEL E. MURPHY 1,4
Chief Financial Officer        Vice Chairman,                    Vice Chairman and Chief
and Secretary                  Sears, Roebuck and Co.            Administrative Officer
                                                                 Sara Lee Corporation
WILLIAM L. CHAMBERS            WILLIAM C. FOOTE 1,4
Vice President,                President and Chief Operating     RONALD H. ZECH
Human Resources                Officer, USG Corporation          President and Chief Operating
                                                                 Officer of the Company
RALPH L. O'HARA                DEBORAH M. FRETZ 1,4
Controller                     Senior Vice President,            1 Member, Audit Committee
                               Sun Company, Inc.                 2 Member, Compensation Committee
E. PAUL DUNN, JR.                                                3 Member, Nominating Committee
Treasurer                      RICHARD A. GIESEN 2,3             4 Member, Retirement Funds Review
                               Chairman of the Board and            Committee
GATX SUBSIDIARIES              Chief Executive Officer,
                               Continental Glass & Plastic, Inc.
GENERAL AMERICAN
TRANSPORTATION CORPORATION
D. Ward Fuller, President

GATX TERMINALS CORPORATION
Robert E. Claypoole, Chairman
John F. Chlebowski, Jr. President

GATX CAPITAL CORPORATION
Joseph C. Lane, President

AMERICAN STEAMSHIP COMPANY
Ned A. Smith, President

GATX LOGISTICS, INC.
Joseph A. Nicosia, President

                             GATX CORPORATE INFORMATION
                          GATX Corporation and Subsidiaries




INQUIRIES                                  GATX CORPORATION
Inquiries regarding dividend checks,       Investor Relations Department
the dividend reinvestment plan, stock      500 W. Monroe Street
certificates, replacement stock cer-       Chicago, Illinois 60661-3676
tificates, address changes, account        Telephone:
consolidation, transfer procedures         Voice Mail Only:  (312) 621-6300
and year-end tax information should        Jan Bower, Communications Coordinator
be addressed to GATX Corporation's         (312) 621-4297
Transfer Agent and Registrar:              FAX: (312) 621-6698
                                           Analysts, institutional
Chemical Bank, Stock Transfer              shareholders and financial
Department                                 community professionals:
450 West 33rd Street                       George S. Lowman, Director of
New York, New York 10001-2697              Communications,
Telephone:  1-800-647-4273                 Telephone:  (312) 621-6599
                                           Information relating to shareholder
ANNUAL MEETING                             ownership:
Friday, April 28, 1995, 9:00 a.m.          Janice M. Alonso, Assistant
GATX Corporation                           Corporate Secretary, Law Department,
500 West Monroe Street                     Telephone:  (312) 621-6603
Chicago, Illinois 60661-3676
                                           Questions regarding sales, service
A copy of the company's annual report      or lease information contact:
on Form 10-K for 1994 and selected
other information is available without     General American Transportation
charge.  GATX Corporation welcomes and      Corporation-(312) 621-6564
encourages questions and comments from
its shareholders, potential investors,     GATX Terminals Corporation-
financial professionals and the public      (312) 621-8032
at large.  To better serve interested
parties, the following GATX personnel      GATX Capital Corporation-
may be contacted by telephone and/or        (415) 955-3200
writing.  To request published financial
information and financial reports,         American Steamship Company-
contact:                                    (716) 635-0222

                                           GATX Logistics, Inc.-
                                            (904) 396-2517


                                           INDEPENDENT AUDITORS
                                           Ernst & Young LLP