Form 10-K, Exhibit 13
period 1995-12-31
GATX CORP
filed 1996-03-22
CIK 40211

EXHIBIT 13


GATX Review of Financial Operations
-------------------------------------------------------------------------------


Reports of GATX Management and of Ernst & Young LLP,
  Independent Auditors                                                      32

Management Discussion and Analysis: 1995 Compared to 1994
  (Continued on pages 41, 43 and 45)                                        33

Financial Data of Business Segments                                         36

Statements of Consolidated Income and Reinvested Earnings                   40

Consolidated Balance Sheets                                                 42

Statements of Consolidated Cash Flows                                       44

Notes to Consolidated Financial Statements                                  47

Quarterly Results of Operations (Unaudited) and                             63
  Common and Preferred Stock Information

Selected Financial Data                                                     64

Management Discussion and Analysis: 1994 Compared to 1993                   66

-------------------------------------------------------------------------------



Business Segments

The following summary describes GATX's current business segments:

Railcar Leasing and Management represents General American Transportation Corporation and its foreign subsidiaries and affiliates (Transportation), which lease and manage tank cars and other specialized railcars.

Terminals and Pipelines represents GATX Terminals Corporation and its domestic and foreign subsidiaries and affiliates (Terminals), which own and operate tank storage terminals, pipelines and related facilities.

Financial Services represents GATX Capital Corporation and its subsidiaries and joint ventures, which arrange and service the financing of equipment and other capital assets on a worldwide basis.

Great Lakes Shipping represents American Steamship Company (ASC), which operates self-unloading vessels on the Great Lakes.

Logistics and Warehousing represents GATX Logistics, Inc. (Logistics), which provides distribution and logistics support services and warehousing facilities throughout North America.

                                             Report of GATX Management




To Our Shareholders:

The management of GATX Corporation has prepared the accompanying consolidated financial statements and related information included in this 1995 Annual Report to Shareholders and has the primary responsibility for the integrity of this information. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include certain amounts which are based on estimates and informed judgments of management.

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



 /s/ James J. Glasser
-------------------------
     James J. Glasser
  Chairman of the Board


 /s/ Ronald H. Zech
------------------------
       Ronald H. Zech
       President and
  Chief Executive Officer


  /s/ David M. Edwards
-------------------------
      David M. Edwards
   Vice President Finance
and Chief Financial Officer

 /s/ Ralph L. O'Hara
----------------------------
       Ralph L. O'Hara
        Controller and
   Chief Accounting Officer

                        Report of Ernst & Young LLP, Independent Auditors




To the Shareholders and
Board of Directors of
GATX Corporation:

We have audited the accompanying consolidated balance sheets of GATX Corporation and subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income and reinvested earnings and consolidated cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GATX Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




Chicago, Illinois                                             ERNST & YOUNG LLP
January 23, 1996

                          Management Discussion and Analysis
                                 1995 Compared to 1994

GATX reported record net income of $101 million or $4.30 per common share for the year ended December 31, 1995 compared to $91 million or $3.88 per common share for 1994. On a fully diluted basis, earnings per share were $4.13 compared to $3.78 in the prior year. This improvement was principally due to record earnings at Transportation, Financial Services and American Steamship and improved earnings at Logistics. Terminals' net income decreased slightly from 1994's record level. GATX's return on common equity for 1995 was 16.7% compared to 17.0% in 1994. The comparative performance for 1994 versus 1993 is discussed in the prior year's management discussion on pages 66 and 67 of this report.

RAILCAR LEASING AND MANAGEMENT Transportation's gross income of $361 million increased $39 million from 1994. Rental revenues increased 12% due to the increase in the number of railcars on lease, higher average rental rates and new operations in Mexico. At the end of 1995, Transportation had 61,400 railcars on lease in the United States versus 56,500 a year ago. Domestic fleet utilization of 95% at the end of the year was slightly higher than the prior year due to the continued high demand for tank cars. Over 6,200 new and used railcars were added to the domestic fleet in 1995, which is 1,400 more than were added in 1994. In addition, 1,200 cars were leased in from the Mexican National Railroad. Fleet additions in 1996 are expected to be at lower levels than the exceptionally high level of railcars added in 1995.

Net income of $63 million increased 14% over 1994 reflecting the higher revenues, the increase in income generated from invested funds due to higher interest rates, and higher equity earnings from Transportation's Canadian affiliate. Operating margins improved slightly as the growth in revenues exceeded the increase in fleet repair costs and SG&A expense. Pressure on operating margins is expected to continue as higher standards of repair without compensating revenue increases characterize the industry today. Ownership costs, consisting of lease rental expense, depreciation and interest, increased 21% from last year due to the increased fleet size, investments in GATX service centers, and the new operations in Mexico.

Fleet repair costs increased 11% as a result of the increased fleet size and number of cars repaired, primarily at Transportation's service centers.
Transportation's commitment to provide its customers with well maintained railcars, coupled with stricter maintenance standards in the industry and mandated inspection programs, will continue to increase repair costs. During the year, Transportation completed the major upgrade program for its four domestic service centers. This three year project was designed to control costs by improving the efficiency and productivity of the repair process and reducing the time a car is out of service. The number of cars repaired at GATX service centers increased 15% from last year. Average throughput days for a railcar in the repair shop has been reduced by almost 30% as a result of this project, to approximately 32 days at year end. SG&A increased 18% primarily as a result of increased employee costs, new operations in Mexico, and higher legal and consulting expenses.

TERMINALS AND PIPELINES Terminals' gross income of $313 million increased 3% over 1994 reflecting incremental revenues from newly-acquired terminals and strong petroleum activity in the first half of 1995, especially in the Los Angeles market. However, revenues in the latter part of the year were less than in 1994 as a result of lower worldwide petroleum storage demand, significantly lower utilization of tanks in the Northeast due to reduced buildup of heating oil inventories, and lower demand and price competition in Los Angeles. Revenues from chemical markets remained strong. Revenues at the two pipelines serving the Las Vegas and Orlando markets continue to increase as demand for clean products remains strong. The non-strategic Wyco pipeline was sold early in 1995. Capacity utilization at Terminals' wholly-owned facilities was 85% at the end of 1995 compared to 94% a year earlier, reflecting the effects of lower industry-wide petroleum inventory levels and tanks out of service for repairs and upgrades. Throughput was 655 million barrels compared to 671 million barrels the year before. Incremental throughput from newly-acquired terminals was offset by the absence of throughput at Wyco. Lower overall throughput reflected mild weather in early 1995, lower blending activity, refinery turnarounds, tanks out of service, and a contract termination with a large customer.

Terminals' net income of $31 million decreased $1 million from 1994. Higher revenues, slightly improved operating margins and increased earnings from foreign affiliates were offset by higher SG&A and interest expenses. Operating costs in 1995 approximated 1994 levels. Interest expense grew 17% as additional debt was incurred to finance acquisitions as well as maintenance, regulatory and environmental expenditures. Environmental and maintenance spending continue to grow in keeping with GATX's commitment to improve terminalling assets and to operate its facilities in an environmentally responsible manner. SG&A expenses increased 19% due to improvements in information systems, additional personnel, training, and moving and relocation costs. Overall, the continuing long-term focus on improving physical assets, information systems and people may constrain near-term earnings. Equity in net earnings of affiliates of $15 million grew $3 million over 1994 due to strong chemical demand in Europe and Singapore. Also contributing to the increase in equity earnings were results from the Olympic Pipeline Company in which a 25% interest was acquired in the third quarter of 1995.

Terminals' business environment at year end was characterized by continuing low distillate storage demand, historically low petroleum industry inventory levels, lower pricing due to increased competition and low refinery margins. This environment is expected to continue into 1996. Terminals plans to selectively acquire and construct facilities both domestically and overseas.

FINANCIAL SERVICES Financial Services' gross income of $218 million increased $11 million from 1994. The increase was principally due to higher asset remarketing income, largely from the remarketing of rail equipment from both owned and managed portfolios which generated increased disposition gains and fee income. Fee income increased $9 million. Pretax disposition gains were $33 million compared to $21 million in 1994. These gains do not occur evenly period to period. Lease income decreased $4 million due to the return of four aircraft at lease termination in early 1995 and the sale of an interest in two aircraft which were on lease; these were partially offset by revenues generated as a result of the acquisition in November of Sun Financial, a technology focused finance company, and the impact of overall increased lease volume. Interest income decreased $4 million primarily as the result of prepayment premiums received in 1994.

Net income of $33 million increased $8 million from 1994 due to the increased revenues and higher joint venture income, partially offset by increased interest and SG&A expenses. Equity earnings increased $6 million primarily due to improved earnings at an international aircraft joint venture, higher income from rail and technology joint ventures, and a gain from the sale of a real estate investment. Interest expense exceeded 1994 by $6 million due to the increase in average debt balances between years and higher interest rates. SG&A increased $4 million primarily due to higher employee costs, legal expenses and incremental costs from Sun Financial. The provision for possible losses of $18 million decreased $1 million from 1994. The loss reserve at the end of 1995 was $92 million, or 6.5% of net investments. During the year, the carrying value of certain older widebody aircraft was reduced to reflect current market values. Aircraft demand has strengthened as the oversupply of aircraft has been reduced and the recovery of the airline industry continues.

Growth at  Financial  Services is expected to continue as a result of the recent
acquisition   of  Sun  Financial  and  a  sustained   high  level  of  portfolio
investments.

GREAT LAKES SHIPPING American Steamship Company's gross income of $83 million increased $1 million over 1994 as higher per ton rates were partially offset by fewer tons transported. Tonnage carried in 1995 was 25.5 million tons compared to 26.3 million tons in 1994. Customer demand remained strong throughout the 1995 season. Favorable weather conditions contributed to an early start to the navigation season in the spring of 1995 but were offset by substantially colder temperatures and early ice formation in late 1995.

Net income of $7 million increased 25% from 1994 as a result of the higher revenue, increased income on invested funds, and an increased contribution margin due to efficient vessel operations and cost controls. Contribution per ton was 7% greater than the prior year as operating expenses were reduced due to lower insurance and vessel repair costs. Also, ASC's training programs for vessel personnel and preventive maintenance programs contributed to reduced costs. These savings were partially offset by additional operational expenses, principally tugs, incurred late in the year due to the adverse weather conditions. ASC continues to focus on managing existing capacity and controlling costs.

The environment on the Great Lakes remains competitive with supply and demand for vessel capacity in balance. Overall, ASC transported an estimated 23% of the total U.S. flag Great Lakes tonnage in 1995, down slightly from 1994. U.S. flag tonnage increased to 105 million tons in 1995, an increase of 3 million tons. Iron ore cargoes continued to be in demand even though raw steel production decreased to 89% of capacity late in the year compared to 93% a year earlier. Lake Erie coal loadings were among the lowest on record, but limestone tonnage increased.

LOGISTICS AND WAREHOUSING GATX Logistics' gross income of $259 million increased $15 million over 1994 as a result of new customers, higher volumes from existing customers and some rate increases. Total warehousing square footage of 24.4 million square feet increased 5% over 1994. Space utilization at year end was 97% compared to 92% at the end of 1994. The reduction in empty space is due to new business, the closing of one warehouse, and the subleasing of space in three warehouses.

Net income in 1995 of $.5 million was $1 million higher than in 1994 due to improved margins and lower amortized costs, partially offset by higher SG&A costs related to increased employee costs. Margins improved due to new business, price increases, volume levels and reduced empty space cost.

Revenues and margins are expected to continue to grow as Logistics continues to replace low margin public business with more profitable contract business. In addition, there is a continued emphasis on key customer relationships to expand business with existing customers. However, this strategy is evolutionary and may take several years to significantly improve earnings.

CORPORATE AND OTHER Corporate and Other net expense of $33 million was $8 million more than in 1994 primarily as the result of increased interest expense due to higher interest rates.

The management discussion and analysis of the financial statements is continued on pages 41, 43 and 45.

FINANCIAL DATA OF BUSINESS SEGMENTS
--------------------------------------------------------------------------------


GATX provides services to a variety of capital goods markets through five principal business segments. The financial data which are presented on this and the following three pages depict the profitability, financial position, and cash flow of each of GATX's business segments.

The presentation of segment profitability includes the direct costs incurred at the segment's operating level plus expenses allocated by the parent company. Allocated expenses represent costs which these operations would have incurred otherwise, but do not include general corporate expense or interest on debt of the parent company. Interest costs associated with segment indebtedness are included in the determination of profitability of each segment since interest expense directly influences any investment decision and the evaluation of subsequent operational performance. Interest expense by segment has been shown separately on page 39 to enable the reader to ascertain segment profitability before deducting interest expense.

SEGMENT PROFITABILITY (IN MILLIONS):

GROSS INCOME                      1995         1994        1993       1992        1991
--------------                 ---------    ---------   --------   ---------   ---------
Railcar Leasing and
  Management                   $  360.9     $  322.1    $  302.2   $  289.3    $  285.3
Terminals and Pipelines           313.4        303.1       281.1      266.5       249.7
Financial Services                217.9        206.8       204.0      177.7       205.6
Great Lakes Shipping               83.5         82.4        80.6       78.7        76.0
Logistics and Warehousing         259.4        244.2       224.4      212.2       174.0
                               --------     --------    --------   --------    --------
  Subtotal                      1,235.1      1,158.6     1,092.3    1,024.4       990.6
Corporate and Other                (1.7)        (3.6)       (5.4)      (5.3)       (1.5)
                               --------     --------    --------   --------    --------

  Consolidated                 $1,233.4     $1,155.0    $1,086.9   $1,019.1    $  989.1
                               ========     ========    ========   ========    ========

INCOME BEFORE INCOME TAXES, EQUITY
  IN NET EARNINGS OF AFFILIATED
  COMPANIES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES          1995       1994       1993       1992     1991
------------------------------------ ---------  --------   ---------   -------  -------
Railcar Leasing and
  Management                         $   90.7   $   79.6   $   74.4   $   68.4  $  73.6
Terminals and Pipelines                  30.3       33.2       30.2       19.8     14.9
Financial Services                       36.7       34.4       34.5      (38.9)    35.6
Great Lakes Shipping                     10.8        8.8       10.2        9.3      8.6
Logistics and Warehousing                 3.2        1.6        2.5        3.8       .5
                                     --------   --------    -------    -------  -------
  Subtotal                              171.7      157.6      151.8       62.4    133.2

Corporate and Other:
  Selling, general and
    administrative expense              (20.4)     (18.3)     (22.9)     (18.9)   (14.4)
  Interest expense                      (31.8)     (17.2)     (18.4)     (23.4)   (24.8)
  Other, net                             (2.5)      (4.3)      (6.1)      (5.2)    (1.9)
                                     --------    --------    -------   --------  -------
  Subtotal                              (54.7)     (39.8)     (47.4)     (47.5)   (41.1)
                                     --------    --------   --------   --------  -------

  Consolidated                       $  117.0   $  117.8   $  104.4   $   14.9  $  92.1
                                     ========   ========   ========   ========  =======

EQUITY IN NET EARNINGS
  OF AFFILIATED COMPANIES       1995      1994       1993        1992       1991
-------------------------   --------    -------   --------   --------    --------
Railcar Leasing and
  Management                $    5.4    $   4.7   $    4.5   $    4.5    $    4.5
Terminals and Pipelines         14.7       12.2       10.1       11.8        10.2
Financial Services              11.3        5.6        5.1        7.7         9.5
                            --------    -------   --------    -------    --------

  Consolidated              $   31.4    $  22.5   $   19.7   $   24.0    $   24.2
                            ========    =======   ========   ========    ========


INCOME BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES        1995       1994      1993(A)     1992(B)     1991
------------------------------    --------    -------   ---------   ---------    --------
Railcar Leasing and
  Management                      $   62.9    $  55.1    $   47.6   $   49.4    $   55.2
Terminals and Pipelines               31.0       31.9        26.5       23.4        19.0
Financial Services                    32.6       24.9        21.5      (16.7)       28.5
Great Lakes Shipping                   7.0        5.6         6.8        6.2         6.3
Logistics and Warehousing               .5        (.5)         .1         .9         (.7)
                                  --------    -------    --------    -------     --------
  Subtotal                           134.0      117.0       102.5       63.2       108.3
Corporate and Other                  (33.2)     (25.5)      (29.8)     (33.9)      (25.6)
                                  --------    -------     --------   --------    --------

  Consolidated                    $  100.8    $  91.5    $   72.7   $   29.3    $   82.7
                                  ========    =======    ========   ========    ========


(A) Income includes a $7.3 million charge for the cumulative increase in deferred income taxes as a result of the 1993 federal tax rate change (See following table for breakdown by segment).
(B) Income was reduced further by $45.8 million for the cumulative effect of accounting changes resulting in a net loss of $16.5 million.

-------------------------------------------------------------------------------

FEDERAL INCOME TAX RATE CHANGE IN 1993

The following table shows the effect of the federal tax legislation enacted in 1993 which increased the federal income tax rate from 34% to 35% retroactively to January 1, 1993.


                                                      Income (Loss)
                                          Net         Before        Tax         Net
                                          Income      Tax Rate      Rate        Income
                                          (Loss)      Change        Change (A)  (Loss)
                                         --------     ------------  ----------- -------


In Millions, Except Per Share Data          1994                      1993
                                         --------     ---------------------------------
Railcar Leasing and Management            $ 55.1       $ 51.9      $  (4.3)      $ 47.6
Terminals and Pipelines                     31.9         28.8         (2.3)        26.5
Financial Services                          24.9         23.1         (1.6)        21.5
Great Lakes Shipping                         5.6          6.8            -          6.8
Logistics and Warehousing                    (.5)          .1            -           .1
                                          ------       ------      -------       ------

  Subtotal                                 117.0        110.7         (8.2)       102.5
                                          ------       ------      -------       ------

Corporate and Other                        (25.5)       (30.7)          .9        (29.8)
                                          ------       ------      -------       ------

  Consolidated                            $ 91.5       $ 80.0      $  (7.3)      $ 72.7
                                          ======       ======      =======       ======

Income (Loss) Per Common Share            $ 3.88       $ 3.36      $  (.37)      $ 2.99
                                          ======       ======      ========      ======

(A) Effect of 1993 tax rate change on pre-1993 deferred taxes.


The financial position data below present the identifiable asset base of each of GATX's business segments and the degree to which such assets have been financed with external sources of capital. GATX utilizes additional assets, such as railcars, aircraft and warehouses, which are financed through off-balance sheet operating leases and therefore are not included in identifiable assets; similarly, the corresponding financings are not included in long-term debt.

FINANCIAL POSITION (IN MILLIONS):

IDENTIFIABLE
ASSETS                            1995        1994        1993       1992         1991
------------                  --------      --------    --------   --------    --------

Railcar Leasing and
  Management                  $2,041.9      $1,882.8    $1,701.0   $1,694.7    $1,678.3
Terminals and Pipelines        1,101.5       1,022.5       872.5      816.2       781.7
Financial Services             1,503.3       1,255.8     1,240.1    1,320.0     1,366.0
Great Lakes Shipping             187.2         189.8       194.5      204.8       199.8
Logistics and Warehousing        171.6         172.6       172.8      165.2       189.0
                              --------      --------    --------   --------    --------

    Subtotal                   5,005.5       4,523.5     4,180.9    4,200.9     4,214.8
                              --------      --------    --------   --------    --------
Corporate and Other               21.9          20.9        25.0       27.3        32.7
Intersegment Amounts            (984.5)       (893.7)     (813.8)    (801.9)     (733.3)
                              --------      --------    --------    --------   --------

  Consolidated                $4,042.9      $3,650.7    $3,392.1   $3,426.3    $3,514.2
                              ========      ========    ========   ========    ========

LONG-TERM DEBT
AND CAPITAL LEASE OBLIGATIONS       1995        1994        1993        1992       1991
------------------------------   --------   --------    --------    --------   --------

Railcar Leasing and
  Management                     $  979.2   $  874.9    $  744.8    $  744.1   $  829.3
Terminals and Pipelines             560.7      506.8       422.8       389.0      392.3
Financial Services                  888.9      688.3       715.3       728.4      689.2
Great Lakes Shipping                113.2      117.7       122.6       127.1      131.6
Logistics and Warehousing             2.4       13.1        17.1        10.3       29.9
                                 --------   --------    --------    --------   --------

    Subtotal                      2,544.4    2,200.8     2,022.6     1,998.9    2,072.3

Intersegment Amounts               (451.9)    (395.7)     (308.8)     (274.3)    (273.8)
                                 --------   --------    --------    --------   --------

  Consolidated                   $2,092.5   $1,805.1    $1,713.8    $1,724.6   $1,798.5
                                 ========   ========    ========    ========   ========


DEFERRED INCOME
TAXES (BENEFIT)                1995        1994         1993         1992         1991
------------------         --------    --------     --------     --------     ---------

Railcar Leasing and
  Management               $  192.8    $  188.3     $  181.0     $  175.1     $  235.6
Terminals and Pipelines        90.4        85.2         87.0         76.8         70.5
Financial Services              9.7         (.1)        (7.1)        (7.8)        10.1
Great Lakes Shipping            9.7         8.2          6.8          4.5         (2.6)
Logistics and Warehousing        .5          .9           .8          (.1)           -
                           --------    --------       ------     --------     --------

    Subtotal                  303.1       282.5        268.5        248.5        313.6

Corporate and Other           (38.3)      (25.0)       (20.3)       (14.4)       (10.0)
                           --------    --------     --------     --------     --------

  Consolidated             $  264.8    $  257.5     $  248.2     $  234.1     $  303.6
                           ========    ========     ========     ========     ========

--------------------------------------------------------------------------------

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


ITEMS AFFECTING CASH FLOW (IN MILLIONS):

CASH FROM OPERATIONS
AND PORTFOLIO PROCEEDS          1995         1994         1993       1992        1991
-----------------------     --------     --------     --------   --------    --------

Net cash provided by
  operating activities      $  205.1     $  265.4     $  229.6   $  211.3    $  202.4
Portfolio proceeds             282.0        212.3        243.4      155.0       207.0
                            --------     --------     --------   --------    --------

  Consolidated              $  487.1     $  477.7     $  473.0   $  366.3    $  409.4
                            ========     ========     ========   ========    ========


NET CASH PROVIDED
BY OPERATING ACTIVITIES          1995         1994        1993         1992        1991
-----------------------      --------     --------    --------     --------    ---------

Railcar Leasing and
  Management                 $  141.5     $  118.0    $  136.5     $  108.7    $  114.1
Terminals and Pipelines          70.6         83.5        71.2         82.4        64.2
Financial Services                8.5         67.7        33.0         45.8        52.3
Great Lakes Shipping             18.1          8.2        11.4         17.6        11.7
Logistics and Warehousing        14.3          9.5         4.9         14.5         6.7
                             --------     --------    --------     --------    --------

    Subtotal                    253.0        286.9       257.0        269.0       249.0

Corporate and Other             (47.9)       (21.5)      (27.4)       (57.7)      (46.6)
                             --------     --------    --------     --------    --------

  Consolidated               $  205.1     $  265.4    $  229.6     $  211.3    $  202.4
                             ========     ========    ========     ========    ========



PROVISION FOR
DEPRECIATION AND AMORTIZATION       1995         1994       1993        1992        1991
-----------------------------    --------     -------   ---------   --------    --------

Railcar Leasing and
  Management                     $   76.1    $   68.3   $   63.9    $   62.6    $   62.2
Terminals and Pipelines              45.3        43.5       41.0        38.6        35.8
Financial Services                   32.0        35.1       29.5        21.1        15.5
Great Lakes Shipping                  6.2         6.0        5.6         5.6         5.6
Logistics and Warehousing            11.1        11.5       10.2        10.1         8.2
                                 --------    --------   --------    --------    --------

    Subtotal                        170.7       164.4      150.2       138.0       127.3

Corporate and Other                    .9          .7         .5          .3          .4
                                 --------    --------   --------    --------    --------

  Consolidated                   $  171.6    $  165.1   $  150.7    $  138.3    $  127.7
                                 ========    ========   ========    ========    ========

-----------------------------------------------

CAPITAL ADDITIONS AND
PORTFOLIO INVESTMENTS             1995        1994          1993        1992        1991
----------------------        --------    --------      --------    --------    ---------

Railcar Leasing and
 Management                   $  392.6    $  285.4      $  195.3    $  116.6    $  102.4
Terminals and Pipelines          148.6       154.4          77.8        76.2        85.1
Financial Services               388.5       279.2         302.1       178.0       367.9
Great Lakes Shipping                .7          .7            .1          .6         2.5
Logistics and Warehousing          6.4         8.1          14.1        16.0        53.0
                              --------    --------      --------    --------    --------

  Subtotal                       936.8       727.8         589.4       387.4       610.9

Corporate and Other                 .9          .5           7.0          .1          .1
                              --------    --------      --------    --------    --------

  Consolidated                $  937.7    $  728.3      $  596.4    $  387.5    $  611.0
                              ========    ========      ========    ========    ========


INTEREST EXPENSE                  1995         1994        1993         1992        1991
--------------------          --------     --------    --------     --------    ---------

Railcar Leasing and
  Management                  $   92.2     $   70.0    $   69.6     $   87.3    $   92.3
Terminals and Pipelines           46.4         39.7        39.0         40.3        38.9
Financial Services                68.4         62.7        65.4         71.9        71.4
Great Lakes Shipping               7.8          8.1         9.2          9.5         9.9
Logistics and Warehousing           .8          1.0          .7          1.7         2.1
                              --------     --------    --------     --------    --------

  Subtotal                       215.6        181.5       183.9        210.7       214.6

Corporate and Other               31.8         17.2        18.4         23.4        24.8
Intersegment Amounts             (77.3)       (50.5)      (50.5)       (58.0)      (57.5)
                              --------     --------    --------     --------    --------

  Consolidated                $  170.1     $  148.2    $  151.8     $  176.1    $  181.9
                              ========     ========    ========     ========    ========

LONG-TERM DEBT AND CAPITAL
LEASE OBLIGATION MATURITIES       1996        1997         1998          1999        2000
---------------------------   --------    --------     --------     ---------    --------

Railcar Leasing and
  Management                  $   59.4    $   60.9     $   18.5     $   54.3     $   95.0
Terminals and Pipelines           13.3        12.0         71.0         39.0         17.6
Financial Services               156.5       144.0        110.6        100.7         93.3
Great Lakes Shipping               5.1         6.3          5.2          5.7          5.7
Logistics and Warehousing           .5          .5           .2           .1           .1
                              --------    --------     --------      -------     --------

  Consolidated                $  234.8    $  223.7     $  205.5     $  199.8     $  211.7
                              ========    ========     ========     ========     ========




STATEMENTS OF CONSOLIDATED INCOME AND REINVESTED EARNINGS
-----------------------------------------------------------

GATX Corporation and Subsidiaries
In Millions Except Per Share Data/Year Ended December 31       1995      1994        1993
--------------------------------------------------------    --------   --------    --------

Gross Income                                                $1,233.4   $1,155.0    $1,086.9


Costs and Expenses
   Operating expenses                                          612.8      579.5       527.6
   Interest                                                    170.1      148.2       151.8
   Provision for depreciation
     and amortization                                          171.6      165.1       150.7
   Provision for possible losses                                18.4       19.2        29.6
   Selling, general and administrative                         143.5      125.2       122.8
                                                            --------   --------    --------
                                                             1,116.4    1,037.2       982.5
                                                            --------   --------    --------


Income Before Income Taxes and Equity
  in Net Earnings of Affiliated Companies                      117.0      117.8       104.4

Income Taxes                                                    47.6       48.8        51.4
                                                            --------   --------      ------

Income Before Equity in Net
  Earnings of Affiliated Companies                              69.4       69.0        53.0

Equity in Net Earnings
  of Affiliated Companies                                       31.4       22.5        19.7
                                                            --------   --------    --------


Net Income                                                     100.8       91.5        72.7


Reinvested earnings at beginning of year                       353.5      305.1       273.1
Dividends declared on
   Common and Preferred Stock                                  (45.3)     (43.1)      (40.7)
                                                            --------   --------    --------

Reinvested Earnings at End of Year                          $  409.0   $  353.5    $  305.1
                                                            ========   ========    ========



Per Share Data
 Net income                                                 $   4.30   $   3.88    $   2.99
 Net income, assuming full dilution                             4.13       3.78        2.99
 Dividends declared per common share                            1.60       1.50        1.40
 Dividends declared per $2.50 Cumulative
   Preferred share                                              2.50       2.50        2.50
 Dividends declared per $3.875
   Cumulative Preferred share                                  3.875      3.875       3.875
 Average number of common shares and
   common share equivalents (in thousands)                    20,359     20,153      19,894


See Notes to Consolidated Financial Statements.

                      MANAGEMENT DISCUSSION AND ANALYSIS OF INCOME
                                   1995 COMPARED TO 1994

Gross Income of $1.2 billion exceeded 1994 by $78 million, or 7%, as a result of a larger active railcar fleet, incremental revenues from recently acquired terminals, and increased logistics revenue. Further, portfolio disposition gains increased $12 million over 1994.

Operating Expenses of $613 million increased $33 million. Transportation's operating expenses increased $19 million over 1994 as a result of increased operating lease expense and increased fleet repair costs due to the expanded fleet size. Transportation continues to utilize sale leasebacks to finance the majority of its railcar additions. The leaseback is recorded as an operating lease which removes the asset and related liability from the balance sheet; the payments under the operating lease are recorded as operating lease expense. Logistics' expenses were $10 million over last year due to the costs of servicing new customers.

Interest Expense increased $22 million from the prior year as the result of higher average debt balances to fund the growth of the business and higher interest rates. This increase in interest rates had a minimal effect on results as assets are either match funded or offer repricing opportunities as lease contracts are renewed.

The company continues to utilize interest rate swaps to better match the duration of the debt portfolio to the terms of the railcar leases and floating rate assets. The effect of the swaps was to reduce interest expense in 1995 and 1994.

Depreciation and Amortization Expense increased $6 million from 1994 primarily due to Transportation's increased fleet size and updated service centers.

The Provision for Possible Losses of $18 million, which is largely attributable to Financial Services, was slightly less than the prior year's provision based on the current estimate of reserve needs.

Selling, General and Administrative Expenses were $18 million higher than in 1994 due to increased employee costs, information systems costs, and consulting expenses. In addition, expenses increased related to new railcar operations in Mexico and the newly-acquired Sun Financial.

Income Tax Expense of $48 million decreased $1 million from 1994. The effective tax rate for both years was 41%. The effective tax rate exceeded the 35% statutory rate because of state taxes, foreign income, minority interest and nondeductible items.

Equity in Net Earnings of Affiliated Companies of $31 million increased $9 million from 1994. Equity earnings at Financial Services exceeded the prior year by $6 million due to a gain from the sale of a real estate investment, improved earnings at an international aircraft joint venture and higher income from the rail and technology asset joint ventures. Equity earnings also increased at Terminals' European and Singapore terminals and Transportation's Canadian railcar joint venture. Terminals' newly-acquired 25% interest in the Olympic Pipeline Company also contributed to the increase.

Consolidated  Net  Income  of $101  million  increased  $9  million  from  1994.
Consolidated results represent the second consecutive year of record earnings for GATX Corporation. This was the result of record earnings at Transportation, Financial Services and American Steamship and modest improvement at Logistics, partially offset by decreases at Terminals and Corporate.


CONSOLIDATED BALANCE SHEETS
------------------------------

GATX Corporation and Subsidiaries
In Millions/December 31                                       1995              1994
----------------------------------                       ---------          --------


Assets

Cash and Cash Equivalents                                $    34.8          $   27.3

Receivables
    Trade accounts                                           115.4             101.6
    Finance leases                                           673.8             533.4
    Secured loans                                            239.9             231.2
    Less - Allowance for possible losses                    (100.0)            (89.6)
                                                         ---------          --------
                                                             929.1             776.6

Property, Plant and Equipment
    Railcars and support facilities                        1,945.1           1,857.4
    Tank storage terminals and pipelines                   1,242.3           1,171.8
    Great Lakes vessels                                      204.1             203.4
    Operating lease investments and other                    510.7             412.3
                                                         ---------          --------
                                                           3,902.2           3,644.9
    Less - Allowance for depreciation                     (1,533.1)         (1,452.6)
                                                         ---------          --------
                                                           2,369.1           2,192.3

Investments in Affiliated Companies                          408.7             365.3

Other Assets                                                 301.2             289.2
                                                         ---------          --------

                                                         $ 4,042.9          $3,650.7
                                                         =========          ========


Liabilities, Deferred Items and Shareholders' Equity

Accounts Payable                                         $   233.3          $  269.5

Accrued Expenses                                              48.2              49.6

Debt
    Short-term debt                                          330.2             268.2
    Long-term debt                                         1,850.9           1,549.7
    Capital lease obligations                                241.6             255.4
                                                         ---------          --------
                                                           2,422.7           2,073.3

Deferred Income Taxes                                        264.8             257.5

Other Deferred Items                                         356.1             338.4
                                                         ---------          --------

      Total Liabilities and Deferred Items                 3,325.1           2,988.3

Shareholders' Equity
    Preferred Stock                                            3.4               3.4
    Common Stock                                              14.3              14.2
    Additional capital                                       324.8             318.1
    Reinvested earnings                                      409.0             353.5
    Cumulative foreign currency
      translation adjustment                                  13.4              20.3
                                                         ---------          --------
                                                             764.9             709.5
    Less - Cost of common shares in treasury                 (47.1)            (47.1)
                                                         ---------          --------
      Total Shareholders' Equity                             717.8             662.4
                                                         ---------          --------

                                                         $ 4,042.9          $3,650.7
                                                         =========          ========


    See Notes to Consolidated Financial Statements.

                       MANAGEMENT DISCUSSION AND ANALYSIS OF BALANCE SHEETS
                                     1995 COMPARED TO 1994

Total Assets of $4.0 billion increased $392 million as the high level of capital additions, portfolio investments and investments in affiliates more than offset the depreciation of capitalized assets and the normal runoff of the portfolio. GATX also utilizes additional assets, such as railcars, aircraft and warehouses, which are obtained through off-balance sheet operating leases and therefore are not included on the balance sheet.

Total Receivables increased $152 million from the prior year end. Trade receivables increased $14 million primarily as a result of the higher level of revenues. Finance leases increased $140 million as lease additions and the consolidation of newly-acquired Sun Financial's leases exceeded the runoff of the portfolio. The allowance for possible losses increased $10 million as a result of an $18 million addition to the loss reserve at Financial Services in 1995, which was partially offset by $8 million of writedowns net of recoveries. The allowance for losses remained largely unchanged at the other subsidiaries.

Property, Plant and Equipment increased $177 million primarily due to increased investment in railcar and terminal assets and increased operating lease and other investments at Financial Services. Transportation invested $350 million in new and used railcars, $17 million in new operations in Mexico, and $15 million in facility improvements, which were partially offset by the $250 million of railcar sale leasebacks. As these leasebacks qualified as operating leases, the assets were removed from the balance sheet. Terminals invested $129 million for tank construction, facility improvements and expansion, and the acquisition of terminal facilities.

Investments in Affiliated Companies increased $43 million. New investments of $50 million included an additional investment in a European rail joint venture and the purchase of a 25% equity interest in the Olympic Pipeline Company. Equity income of $31 million was more than offset by cash distributions received of $38 million, primarily from air and rail joint ventures.

Accounts Payable decreased $36 million. The 1994 payable balance included a $48 million deposit which was refunded in early 1995 as the result of a lessee's exercise of its option to return four DC-10 aircraft.

Total Debt increased $349 million to fund a portion of the significant volume of capital additions and portfolio investments made during the year. In addition, the consolidation of Sun Financial added $144 million of debt to the balance sheet.

Consolidated Equity increased $55 million, reflecting net income of $101 million, partially offset by the declaration of $45 million of common and preferred stock dividends. The cumulative foreign currency translation adjustment decreased $7 million as a result of the strengthening of the dollar against most major currencies. The balance of the change is attributable to proceeds from stock option exercises.


STATEMENTS OF CONSOLIDATED CASH FLOWS
-------------------------------------

GATX Corporation and Subsidiaries
In Millions/Year Ended December 31                      1995          1994         1993
-----------------------------------                 ---------      --------      --------

Operating Activities
Net income                                           $ 100.8       $  91.5       $  72.7
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Realized gain on disposition of leased
    equipment                                          (33.3)        (21.7)        (45.7)
   Provision for depreciation and amortization         171.6         165.1         150.7
   Provision for possible losses                        18.4          19.2          29.6
   Deferred income taxes                                16.2           9.4          11.7
Net change in trade receivables, inventories,
    accounts payable and accrued expenses              (68.9)         64.6          15.9
Other                                                     .3         (62.7)         (5.3)
                                                     -------        -------     --------

  Net cash provided by operating activities            205.1         265.4         229.6

Investing Activities
Additions to property, plant and equipment            (521.5)       (435.0)       (292.9)
Additions to equipment on lease, net of
 nonrecourse financing                                (256.1)       (161.3)       (216.0)
Secured loans extended                                 (84.1)       (101.5)        (39.4)
Investments in affiliated companies                    (49.7)        (29.5)        (43.3)
Progress payments and other                            (26.3)         (1.0)         (4.8)
                                                     ---------      -------      -------

Capital additions and portfolio investments           (937.7)       (728.3)       (596.4)
Portfolio proceeds:
  From disposition of leased equipment                 139.4          65.4         102.2
  From return of investment                            142.6         146.9         141.2
                                                     --------       -------      --------

Total portfolio proceeds                               282.0         212.3         243.4
Proceeds from other asset dispositions                 318.5         148.5         243.4
                                                     --------       -------      --------
   Net cash used in investing activities              (337.2)       (367.5)       (109.6)

Financing Activities
Proceeds from issuance of long-term debt               399.5         239.0         199.3
Repayment of long-term debt                           (219.6)       (127.0)       (160.1)
Net increase (decrease) in short-term debt              13.3          42.1        (105.3)
Repayment of capital lease obligations                 (13.8)        (12.4)        (14.6)
Issuance of common stock under employee
  benefit programs                                       5.5           4.6           4.7
Cash dividends                                         (45.3)        (43.1)        (40.7)
                                                      -------       -------      --------

  Net cash provided by (used in) financing
    activities                                         139.6         103.2        (116.7)
                                                     -------       -------       --------

Net Increase In Cash and Cash Equivalents            $   7.5       $   1.1      $    3.3
                                                     =======       =======      =========


See Notes to Consolidated Financial Statements.

                                                     - 44 -

                 MANAGEMENT DISCUSSION AND ANALYSIS OF CASH FLOWS
                              1995 COMPARED TO 1994

GATX generates significant cash from its operating activities and proceeds from its investment portfolio which are used to service debt, to pay dividends and to fund capital additions and portfolio investments. Most of the capital requirements represent additions to the railcar fleet, terminal and pipeline facilities, capital equipment investment portfolio, and joint ventures, and are considered discretionary capital expenditures. As a result, the level of capital spending can be adjusted as conditions in the economy or GATX's businesses warrant.

Cash Provided by Operating Activities generated $205 million of cash flow in 1995, a $60 million decrease from 1994. Net income adjusted for noncash items generated $274 million of cash, an increase of $10 million over 1994 primarily due to increased net income. Changes in working capital and other generated $70 million less cash in 1995 largely due to a $48 million refund of a deposit in the first quarter of 1995 as the result of a lessee's exercise of its option to return four DC-10 aircraft.

Cash Used in Investing Activities decreased $30 million from the prior year. Capital additions totaled $938 million, an increase of $209 million from 1994. Transportation invested $365 million in its domestic railcar fleet and facilities versus $282 million in 1994; $28 million also was invested in international operations in Mexico and Europe this year versus $3 million in the prior year. During the year, Transportation completed a major upgrade program for its four strategically located domestic service centers. Terminals' capital spending of $149 million was $6 million lower than in 1994 when six additional terminal facilities were acquired. Spending in 1995 included the expansion or upgrading of several existing terminal facilities, including the expansion of an existing pipeline in Central Florida, and the acquisition of an interest in a pipeline in the Northwest. Portfolio investments at Financial Services of $388 million were $109 million higher than in 1994 primarily due to higher spending on the air and rail portfolios and the acquisition of Sun Financial, a technology-focused finance company. Logistics' spending of $6 million was down $2 million from a year ago.

Proceeds of $282 million were generated from the portfolio compared to $212 million in 1994. Proceeds from the disposition of leased equipment, primarily aircraft and rail assets, increased $74 million from the previous year. Proceeds from the return of investment decreased $4 million from 1994.

Proceeds from other asset dispositions of $319 million increased $170 million from 1994 due to increased sale leaseback activity. In 1995, General American Transportation Corporation (GATC) completed $250 million of sale leasebacks of railcars at Transportation. Financial Services generated $47 million from the sale leaseback of an aircraft which was acquired during the year. In 1994, net proceeds of $130 million were received from the sale leaseback of railcars. GATX has used sale leasebacks as a cost effective method of financing assets given GATX's alternative minimum tax position.

Cash Provided by Financing Activities increased $36 million compared to 1994. GATX finances its capital additions and portfolio investments through cash generated from operations and portfolio proceeds supplemented by debt financings and sale leasebacks. During the year $400 million of long-term debt was issued and $220 million of long-term obligations were repaid.
Short-term debt increased by $13 million.

Cash dividends increased $2 million in 1995 due to an increase in the common stock dividend from $1.50 per share in 1994 to $1.60 per share in 1995. This was the tenth consecutive year GATX increased its dividend. The dividend was further increased to $1.72 in January 1996.

Liquidity and Capital Resources GATC, GATX Capital, GATX Terminals and GATX Logistics have revolving credit facilities. GATC and GATX Capital also have commercial paper programs and uncommitted money market lines which are used to fund operating needs. In 1995, GATC amended its credit facility to extend until 2000 while GATX Capital's amended three-year revolver now expires in 1998. Under the covenants of the commercial paper programs and rating agency guidelines, GATC and GATX Capital individually must keep unused revolver capacity at least equal to the amount of commercial paper and money market lines outstanding. At December 31, 1995, GATX and its subsidiaries had available unused committed lines of credit amounting to $376 million.

In December 1995, a $650 million GATC shelf registration for pass through trust certificates and debt securities became effective; none had been issued at year end. In January 1996, a shelf registration for $300 million for GATX Capital became effective. At year end, GATX has $496 million of commitments to provide financing to customers or to acquire assets, $317 million of which is scheduled to fund in 1996.

At December 31, 1995, approximately $629 million of net assets of subsidiaries have certain restrictions which limit the ability to transfer assets to GATX parent in the form of loans, advances or dividends. The majority of the restricted net assets relate to the revolving credit agreement of GATC and the various loan agreements of GATX Capital and GATX Logistics. Such restrictions are not expected to have an adverse impact on the ability of GATX to meet its cash obligations.

Environmental  Matters Certain operations of GATX's  subsidiaries  (collectively
GATX) present potential environmental risks principally through the transportation or storage of various commodities. Recognizing that some risk to the environment is intrinsic to its operations, GATX is committed to protecting the environment as well as complying with applicable environmental protection laws and regulations. GATX, as well as its competitors, is subject to extensive regulation under federal, state and local environmental laws which have the effect of increasing the costs and liabilities associated with the conduct of its operations. In addition, GATX's foreign operations are subject to environmental laws in effect in each respective jurisdiction.

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

Future costs of environmental compliance are indeterminable due to unknowns such as the magnitude of possible contamination, the timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties including insurers. Also, GATX may incur additional costs relating to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but in the future may require investigation and/or remedial work to ensure adequate protection to the environment under current or future standards. If future laws and regulations contain more stringent requirements than presently anticipated, expenditures may be higher than the estimates, forecasts, and assessments of potential environmental costs provided below. However, these costs are expected to be at least equal to the current level of expenditures. In addition, GATX has provided indemnities for environmental issues to the buyers of three divested companies for which GATX believes it has adequate reserves.

GATX's environmental reserve at the end of 1995 was $94 million and reflects GATX's best estimate of the cost to remediate its environmental conditions. Additions to the reserve were $14 million in 1995 and $27 million in 1994; 1994 included $13 million recorded in conjunction with terminal acquisitions. Expenditures charged to the reserve amounted to $16 million and $12 million in 1995 and 1994, respectively.

In 1995, GATX made capital expenditures of $18 million for environmental and regulatory compliance compared to $15 million in 1994. These projects included marine vapor recovery, discharge prevention compliance, waste water systems, impervious dikes, tank modifications for emissions control, and tank car cleaning systems. Environmental projects authorized or currently under consideration would require capital expenditures of approximately $28 million in 1996. GATX anticipates it will make annual expenditures at a similar level over the next five years.
                                     - 46 -

GATX Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial data of business segments for 1995, 1994, and 1993 on pages 36 through 39 are an integral part of the consolidated financial statements of GATX Corporation and subsidiaries.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of GATX and its consolidated subsidiaries are discussed below.

Consolidation - The consolidated financial statements include the accounts of GATX and its majority-owned subsidiaries. Investments in 20 to 50 percent-owned companies and joint ventures are accounted for under the equity method and are shown as investments in affiliated companies. Less than 20 percent-owned affiliated companies are recorded using the cost method.

Cash Equivalents - GATX considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair value of those assets.

Property, Plant and Equipment - Property, plant and equipment are stated principally at cost. Assets acquired under capital leases are included in property, plant and equipment and the related obligations are recorded as liabilities. Provisions for depreciation include the amortization of the cost of capital leases and are computed by the straight-line method which results in equal annual depreciation charges over the estimated useful lives of the assets. The estimated useful lives of depreciable assets are as follows:

        Railcars                                   20-33 years
        Buildings, leasehold improvements,
         storage tanks, and pipelines               5-40 years
        Great Lakes vessels                        30-40 years
        Machinery and related equipment             3-25 years
        Operating lease investments                 3-38 years

Goodwill - GATX has classified the cost in excess of the fair value of net assets acquired as goodwill. Goodwill, which is included in other assets, is being amortized on a straight-line basis over 10 to 40 years. GATX continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is recoverable from projected undiscounted net cash flows of the related business. Goodwill, net of accumulated amortization of $25.3 million and $21.3 million, was $136.0 million and $133.8 million as of December 31, 1995 and 1994, respectively. Amortization expense was $4.2 million in 1995 and $4.1 million in 1994 and 1993.

Income Taxes - United States income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates which GATX intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $156.0 million at December 31, 1995.

GATX participates in a Capital Construction Fund agreement with the United States Maritime Administration. Contributions to the Fund reduce taxable income and the tax basis of the related vessels. Deferred taxes are not required to be provided for such contributions and, consequently, income taxes in future years will increase if not offset by additional deposits. Based on current statutory rates, such income tax liability would be $3.5 million at December 31, 1995.

Other   Deferred   Items  -  Other   deferred  items  include  the  accrual  for
postretirement benefits other than pensions; environmental, general liability and workers' compensation reserves; and other deferred credits.

Off-Balance Sheet Financial Instruments - GATX uses interest rate and currency swaps, forwards and similar contracts to set interest and exchange rates on existing or anticipated transactions. These instruments qualify for hedge accounting. Fair values of GATX's off-balance sheet financial instruments
(futures, swaps, forwards, options, guarantees, and lending and purchase commitments) are based on current market prices, settlement values or fees currently charged to enter into similar agreements. The fair values of the hedge contracts are not recognized in the financial statements. Net amounts paid or received on such contracts are recognized over the term of the contract as an adjustment to interest expense or the basis of the hedged financial instrument.

Environmental Liabilities - Expenditures that relate to current or future operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to environmental reserves. Reserves are recorded in accordance with accounting guidelines to cover work at identified sites when GATX's liability for environmental clean-up is both probable and a minimum estimate of associated costs can be made; adjustments to initial estimates are recorded as necessary.

Revenue Recognition - The majority of GATX's gross income is derived from the rentals of railcars, commercial aircraft, Great Lakes vessels, and terminalling, warehousing and logistics services. In addition, income is derived from finance leases, asset remarketing, secured loans and other services.

Foreign Currency Translation - The assets and liabilities of GATX operations located outside the United States are translated at exchange rates in effect at year end, and income statements are translated at the average exchange rates for the year. Gains or losses resulting from the translation of foreign currency financial statements are deferred and recorded as a separate component of consolidated shareholders' equity. Incremental unrealized translation gains (losses) recorded in the cumulative foreign currency adjustment account were $(6.9) million, $18.3 million, and $(5.4) million, during 1995, 1994 and 1993, respectively.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

Earnings Per Share - Primary earnings per share are based on the weighted average number of common shares and common share equivalents outstanding. Net income is adjusted for the preferred stock dividends. The common share equivalents represent the dilutive shares issuable upon exercise of employee stock options. Fully diluted earnings per share are based on the weighted average number of common shares outstanding, including shares issuable upon exercise of employee stock options, and assume all preferred stock has been converted into common shares if the effect of such conversion is not antidilutive.

Reclassifications - Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.

NOTE B - ACCOUNTING FOR LEASES

The following information pertains to GATX as a lessor:

Finance Leases - The components of the investment in finance leases were (in millions):

December 31                                     1995                    1994
------------                                  --------                --------


Minimum future lease receivables              $ 671.6                 $ 558.4
Estimated residual values                       269.2                   266.1
                                              -------                 -------
                                                940.8                   824.5
Less - Unearned income                         (267.0)                 (291.1)
                                              -------                 -------
Investment in finance leases                  $ 673.8                 $ 533.4
                                              =======                 =======

Operating Leases - The majority of railcar and tankage assets and certain other equipment leases included in property, plant and equipment are accounted for as operating leases.

Minimum Future Receipts - Minimum future lease receipts from finance leases and minimum future rental receipts from noncancelable operating leases by year at December 31, 1995 were (in millions):


                          Finance Leases      Operating Leases         Total
                          ---------------    -------------------    ---------


1996                          $154.7              $  539.2           $  693.9
1997                           120.8                 399.1              519.9
1998                            89.5                 299.5              389.0
1999                            69.2                 216.9              286.1
2000                            62.0                 181.4              243.4
Years thereafter               175.4                 392.7              568.1
                              ------              --------           --------

                              $671.6              $2,028.8           $2,700.4
                              ======              ========           ========


The following information pertains to GATX as a lessee:

Capital Leases - Certain assets classified as property, plant and equipment and finance leases which have been financed under capital leases were (in millions):


December 31                                 1995                  1994
-------------                             -------              --------


Railcars                                  $ 152.8               $ 153.1
Great Lakes vessels                         159.5                 159.5
                                          -------               -------
                                            312.3                 312.6
Less - Allowance for depreciation          (152.0)               (141.1)
                                          -------               -------
                                            160.3                 171.5
Finance leases                               15.9                  18.9
                                          -------               -------

                                          $ 176.2               $ 190.4
                                          =======               =======

Operating Leases - GATX has financed railcars, aircraft and warehouses through sale leasebacks which are accounted for as operating leases. In addition, GATX leases certain other assets and office facilities. Total rental expense, net of sublease income, for the years ended December 31, 1995, 1994 and 1993 was $131.6 million, $113.7 million, and $94.1 million, respectively. Sublease income was $8.2 million, $6.8 million, and $6.3 million in 1995, 1994 and 1993, respectively.

Future Minimum Rental Payments - Future minimum rental payments due under noncancelable leases at December 31, 1995 were (in millions):


                                         Capital Leases       Operating Leases
                                        ----------------     ------------------


1996                                          $ 33.9              $  130.4
1997                                            32.9                 127.3
1998                                            31.9                 115.4
1999                                            31.9                 101.4
2000                                            31.4                  99.1
Years thereafter                               246.7               1,284.4
                                              ------              --------
                                               408.7              $1,858.0
                                              ------              ========
Less - Amounts representing interest          (167.1)
Present value of future                       ------
  minimum capital lease payments              $241.6
                                              ======


The above capital lease amounts and certain operating leases do not include the costs of licenses, taxes, insurance, and maintenance which GATX is required to pay. Future minimum operating lease payments have not been reduced by aggregate future noncancelable sublease rentals of $17.9 million. Interest expense on the above capital leases was $20.1 million in 1995, $21.2 million in 1994, and $23.6 million in 1993.

NOTE C - SECURED LOANS

Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment, golf courses or real estate. As of December 31, 1995, secured loan principal due by year was as follows (in millions):

                                               Loan
                                             Principal
                                           ------------


1996                                          $ 39.8
1997                                            28.4
1998                                            23.2
1999                                            21.9
2000                                             7.5
Years thereafter                               119.1
                                              ------
                                              $239.9
                                              ======

NOTE D - INVESTMENTS IN AFFILIATED COMPANIES


GATX has investments in 20 to 50 percent-owned companies and joint ventures which are accounted for using the equity method. These investments are in businesses similar to GATX's principal subsidiaries; they include Canadian and European railcar leasing, foreign and domestic tank storage terminals and pipelines, and aircraft and information technology joint ventures. Distributions received from such affiliates were $37.9 million, $26.2 million, and $27.7 million, in 1995, 1994 and 1993, respectively.

Summarized operating results for all affiliated companies in their entirety were (in millions):

For the Year                       1995            1994               1993
------------                     -------        --------           ---------

Revenues                         $ 526.8        $  489.2           $  400.9

Net income                          78.8            60.9               42.9


Summarized balance sheet data for all affiliated companies in their entirety were (in millions):

December 31                                1995                1994
------------                            --------           --------


Total assets                           $2,178.0            $2,031.0

Long-term liabilities                     790.1               780.7
Other liabilities                         294.5               214.8
                                       --------            --------
Shareholders' equity                   $1,093.4            $1,035.5
                                       ========            ========

NOTE E - FOREIGN OPERATIONS


GATX has a number of investments in subsidiaries and affiliated companies which are located in or derive income from, foreign countries. Foreign entities contribute significantly to equity in net earnings of affiliated companies. The foreign identifiable assets are primarily investments in affiliated companies; and a United Kingdom terminalling operation, a Mexican railcar operation, and foreign lease and loan investments which are fully consolidated.

GROSS INCOME (IN MILLIONS)           1995               1994             1993
---------------------------      --------           --------         --------


Foreign                          $   71.5           $   63.7         $   65.4
United States                     1,161.9            1,091.3          1,021.5
                                 --------           --------         --------

                                 $1,233.4           $1,155.0         $1,086.9
                                 ========           ========         ========


INCOME BEFORE INCOME TAXES AND
EQUITY IN NET EARNINGS OF AFFILIATED
COMPANIES (IN MILLIONS)              1995             1994             1993
------------------------          --------          --------         --------


Foreign                          $    3.3           $    4.6         $    6.0
United States                       113.7              113.2             98.4
                                 --------            -------         --------

                                 $  117.0           $  117.8         $  104.4
                                 ========           ========         ========




EQUITY IN NET EARNINGS OF
AFFILIATED COMPANIES (IN MILLIONS)      1995           1994             1993
----------------------------------   -------       --------         --------


Foreign                              $  26.6       $   21.2         $   18.1
United States                            4.8            1.3              1.6
                                     -------       --------         --------

                                     $  31.4       $   22.5         $   19.7
                                     =======       ========         ========





IDENTIFIABLE ASSETS (IN MILLIONS)      1995           1994             1993
---------------------------------  --------       --------         --------

Foreign                            $  516.8       $  479.6         $  419.4
United States                       3,526.1        3,171.1          2,972.7
                                   --------       --------         --------

                                   $4,042.9       $3,650.7         $3,392.1
                                   ========       ========         ========


Foreign cash flows generated are used to meet local operating needs and for reinvestment. The translation of the foreign balance sheets into U.S. dollars results in an increase or decrease to the unrealized foreign currency translation account.

NOTE F - SHORT-TERM DEBT AND LINES OF CREDIT


Short-term debt and its weighted average interest rate as of year end were (in millions):


December 31                           1995                     1994
------------                   ------------------        ------------------
                                 Amount      Rate         Amount      Rate
                               ---------   ------        -------    --------


Commercial paper                  $175.2    6.14%         $184.8      6.12%
Other short-term borrowings        155.0    6.49            83.4      6.03
                                  ------                  ------
                                  $330.2                  $268.2
                                  ======                  ======

Under a revolving credit agreement with a group of banks, General American Transportation Corporation (GATC) may borrow up to $250.0 million. The revolving credit agreement contains various restrictive covenants which include, among other things, minimum net worth, restrictions on additional indebtedness, and requirements to maintain certain financial ratios for GATC. Under the agreement, GATC met its requirement to maintain a minimum net worth of $573.4 million at December 31, 1995. While at year end no borrowings were outstanding under the agreement, the available line of credit was reduced by $44.6 million of commercial paper outstanding. GATC had borrowings of $62.9 million under unsecured money market lines at December 31, 1995. Also, GATX Terminals has a revolving credit agreement of (pound)28.0 million of which (pound)4.0 million was available at year end.

GATX Capital has commitments under its credit agreements with a group of banks for revolving credit loans totaling $282.5 million of which $137.6 million was available at December 31, 1995. The amount available was reduced by $144.9 million of outstanding commercial paper and bankers' acceptances. The credit agreement contains various covenants which include, among other things, minimum net worth, restrictions on dividends, and requirements to maintain certain financial ratios for GATX Capital. At December 31, 1995, such covenants limited GATX Capital's ability to transfer net assets to GATX to no more than $107.4 million.

Interest expense on short-term debt was $19.4 million in 1995, $13.2 million in 1994, and $10.9 million in 1993.


NOTE G- LONG-TERM DEBT


Long-term debt consisted of (in millions):

                                                Final         December 31
                              Interest Rates   Maturity      1995     1994
                              --------------   --------    -------   ------


Variable rate:
  Term notes                   6.1125%-8.5%   1997-2018    $   40.5  $   81.0
  Nonrecourse obligations       7.125-10.0    2000-2002        52.6      48.8
                                                             ------    ------
                                                               93.1     129.8

Fixed rate:
  Term notes                   5.16%-10.80%   1996-2012     1,526.5   1,321.9
  Nonrecourse obligations       5.10-11.08    1996-2013       140.8       6.5
  Industrial revenue bonds      6.625-7.3     2019-2024        87.9      87.9
  Title XI bonds                   7.1          1998            2.6       3.6
                                                            -------    ------
                                                            1,757.8   1,419.9
                                                            -------   -------

                                                           $1,850.9  $1,549.7
                                                           ========  ========

Maturities of GATX's long-term debt as of December 31, 1995 for each of the years 1996 through 2000 were (in millions):



                                 Long-Term Debt
                                 --------------

1996                                $220.3
1997                                 208.9
1998                                 190.4
1999                                 183.3
2000                                 194.8

At December 31, 1995, certain technology assets, facilities, aircraft, vessels and warehouse equipment with a net carrying value of $244.0 million were pledged as collateral for $198.4 million of notes and bonds.

Interest cost incurred on long-term debt, net of capitalized interest, was $130.6 million in 1995, $113.8 million in 1994, and $117.3 million in 1993.
Interest cost capitalized as part of the cost of construction of major assets was $6.2 million in 1995, $3.0 million in 1994, and $2.7 million in 1993. Losses of $.3 million and $.5 million were recorded on the early retirement of debt in 1994 and 1993, respectively.

At December 31, 1995, certain debt agreements of subsidiaries restrict the ability of the subsidiaries to transfer net assets to the parent company in the form of loans, advances or dividends. Such restrictions affect $628.8 million of the $1,225.0 million of total subsidiary net assets. The majority of these restrictions relate to the revolving credit agreement of GATC and certain loan agreements of GATX Capital and GATX Logistics.

NOTE H - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, GATX enters into various types of transactions that involve financial instruments with off-balance sheet risk which are used to manage financial market risk, including interest rate and foreign exchange risk.

At December 31, 1995 GATX had the following off-balance sheet financial instruments (in millions):

                            Notional       Pay            Receive
Interest Rate Swaps          Amount     Rate/Index       Rate/Index    Maturity
-------------------         --------   -------------   ------------  ----------


GATX pays fixed,
  receives floating         $ 805.5       4.7-7.585%      LIBOR       1996-2001

GATX pays floating,
  receives fixed            1,045.0         LIBOR       4.74-7.646%   1996-2006




Currency Forwards and Swaps      Deliver          Purchase       Maturity
---------------------------     ---------       ------------     ---------



Singapore dollar forwards          $ 7.1        10.0 Singapore     1996

Canadian dollar swaps               31.2        42.3 Canadian    2001-2003


GATX had the following interest rate hedge activity (in millions):

                                     Pay             Pay
Interest Rate Swaps                 Fixed          Floating
-------------------                --------       ----------


Balance at January 1, 1994          $ 400.0         $  680.0

Additions                             200.0            100.0
Maturities                           (100.0)               -
                                     -------         -------

Balance at December 31, 1994          500.0            780.0

Additions                             405.5            290.0
Maturities                           (100.0)           (25.0)
                                    --------         --------

Balance at December 31, 1995        $ 805.5         $1,045.0
                                    =======         =========

GATX manages its assets and liabilities using interest rate swaps and on occasion uses interest rate forwards for anticipated transactions. At GATC, interest rate swaps are utilized to better match the duration of its debt portfolio to the duration of its railcar leases. Railcar assets are financed with long-term fixed rate debt or through sale leasebacks. However, the railcar assets are placed on lease with average new lease terms of 5 years; the average renewal term is 3 years. Rents are fixed over these lease terms. Interest rate swaps effectively convert GATC's long-term fixed rate debt to fixed rate debt with maturities of 3 months to 3 years. Through the swap program, railcar lease rates are expected to better reflect GATC's interest costs. Also, GATX Capital uses interest rate swaps in addition to commercial paper and floating rate medium-term notes to match fund its floating rate lease and loan portfolio with floating rate borrowings. At GATX Terminals Limited, an interest rate swap is used to fix the interest rate on a portion of its floating rate debt.

In its swaps, GATX agrees to exchange, at specific intervals, the difference between fixed and floating rate interest amounts calculated on an agreed upon notional principal amount. The swaps have in effect converted $239.5 million of long-term fixed rate debt into floating rate debt and $805.5 million of long-term fixed rate debt into 1-3 year fixed rate debt.

The net amount payable or receivable from the interest rate swap agreements is accrued as an adjustment to interest expense. The fair value of its interest rate swap agreements is an estimate of the amount the company would receive or pay to terminate the swap agreement; at December 31, 1995, GATX would receive $28.2 million if the swaps were terminated. At December 31, 1994, GATX would have paid $55.7 million if the swaps were terminated at that time.

In conjunction with the financing of the purchase of an interest in a joint venture, GATX Terminals has a forward contract to deliver 10.0 million Singapore dollars in exchange for $7.1 million. The gain or loss from the final settlement will be used to offset any gain or loss from the underlying transaction. In addition, currency swaps were entered into at GATX Capital to lock in the conversion rate for 42.3 million Canadian dollars on the eventual cash flows on a Canadian dollar denominated investment.

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


December 31                             1995                      1994
-------------                    -------------------      ---------------------

                                 Carrying      Fair        Carrying      Fair
(In Millions):                    Amount       Value        Amount       Value
---------------                  --------     ------      ---------    --------
Assets:
   Cash and cash equivalents      $ 34.8      $ 34.8      $   27.3     $   27.3
   Trade accounts receivables      115.4       115.4         101.6        101.6
   Secured loans                   239.9       252.4         231.2        221.2


Liabilities:
    Accounts payable - trade       233.3       233.3         269.5        269.5
    Short-term debt                330.2       330.2         268.2        268.2
    Long-term debt - variable       93.1        93.1         129.8        129.8
    Long-term debt - fixed       1,757.8     1,923.7       1,419.9      1,439.9



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

The carrying amounts of variable rate long-term debt reported in the balance sheet approximate fair value. The fair value of fixed rate long-term debt was estimated by performing a discounted cash flow calculation using the note term and market interest rate for each note based on GATX's current incremental borrowing rates for similar borrowing arrangements.

NOTE J - PENSION BENEFITS


GATX and its subsidiaries, exclusive of GATX Logistics, maintain several noncontributory defined benefit pension plans (the "pension plans") covering substantially all employees. Benefits payable under the pension plans are based on years of service and/or final average salary. The funding policy for the pension plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations.

The net periodic pension cost for the pension plans was determined based on the funds' status at the beginning of the year. Significant assumptions used in determining pension cost for 1993 through 1995 were:

                                                    1995-1994          1993
                                                    ---------        -------
Discount rate                                          7.75%           8.5%
Expected long-term rate of return on assets            8.75%           9.0%
Rate of increase in compensation levels                 5.5%           6.0%




The components of net periodic pension cost were (in millions):

For the Year                             1995           1994         1993
-------------                          -------        -------       ------
Service cost of benefits
 earned during the period              $  6.0         $  5.6        $  5.0
Interest cost on projected
 benefit obligation                      19.9           19.4          19.2
Actual (gain) loss on plan assets       (49.7)           1.6         (26.4)
Net amortization and deferral            28.6          (22.5)          7.2
                                       ------         ------        ------

Net periodic pension cost              $  4.8         $  4.1        $  5.0
                                       ======         ======        ======


The projected benefit obligation was determined based on the funded status at year end. Significant assumptions used in determining the projected benefit obligations were:

                                                  1995-1993
                                                  ---------

Discount rate                                       7.75%
Rate of increase in compensation levels              5.5%


The funded status of the defined benefit plans and the amounts recognized in GATX's consolidated balance sheet were (in millions):

December 31                                               1995            1994
-----------                                            -------          ------


Actuarial present value of benefit obligation:
   Accumulated benefit obligation
     - vested                                           $226.8          $224.7
     - nonvested                                           6.9             6.9
                                                        ------          ------
                                                         233.7           231.6

   Effects of projected future compensation levels        35.5            32.3
                                                        ------          ------

   Projected benefit obligation                          269.2           263.9

   Plan assets at fair market value,
     primarily listed stocks and bonds                   271.6           237.9
                                                        ------          ------

Projected benefit obligation
 (less than) in excess of plan assets                   $ (2.4)         $ 26.0
                                                        ======          ======
Reconciliation of funded status to recorded amounts:
   Net pension liability included in balance sheet      $ (2.9)         $  (.2)
   Unrecognized net asset from transition
     to new pension accounting standard                    (.4)            (.5)
   Unrecognized net (gain) loss                           (3.5)           21.8
   Unrecognized prior service cost                         4.4             4.9
                                                        ------          ------

Projected benefit obligation
 (less than) in excess of plan assets                   $ (2.4)         $ 26.0
                                                        ======          ======

GATX makes contributions to its defined benefit pension plans in addition to the multiemployer pension plans of various unions. Further, GATX and its subsidiaries maintain several 401(k) retirement plans which are available to substantially all salaried and certain other employee groups. GATX may contribute to the plans as defined by their respective terms. The contributions to such plans were (in millions):

For the Year                               1995            1994        1993
-------------                             -----         -------       ------


Contributions to GATX's pension plans     $ 4.4         $  7.9       $  7.4
Contributions to
 multiemployer pension plans                1.9            2.1          1.8
Contributions to 401(k) plans               3.2            2.9          2.8


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

Net periodic postretirement benefit cost included the following components (in millions):

For the Year                                 1995         1994           1993
------------                                ------       ------        ------


Current service cost                        $  .5        $  .5          $  .5
Interest cost on accumulated
  postretirement benefit obligation           5.4          6.3            7.3
Net amortization and deferral                 (.4)         (.1)             -
                                            ------       ------          -----

Net periodic postretirement benefit cost    $ 5.5        $ 6.7          $ 7.8
                                            ======       ======          =====

Discount rate                                7.75%        7.75%           8.5%
                                            ======       ======          =====


The following table sets forth the amounts recognized in GATX's consolidated balance sheet (in millions):

December 31                                                1995            1994
------------                                              ------         ------


Accumulated postretirement benefit obligation:
    Retirees                                              $ 62.5         $ 71.7
    Fully eligible active plan participants                  3.3            3.3
    Other active plan participants                           6.1            5.8
                                                          ------         ------

Total accumulated
   postretirement benefits obligation                       71.9           80.8

Unrecognized gain                                           11.6             .8
                                                          ------         ------

Accrued postretirement benefit liability                  $ 83.5         $ 81.6
                                                          ======         ======


The accrued postretirement benefit liability was determined using an assumed discount rate of 7.75% for 1995 and 1994.

For measurement purposes, blended rates ranging from 9% decreasing to 5% over the next two years and remaining at that level thereafter were used for the increase in the per capita cost of covered health care benefits. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% would increase the accumulated postretirement benefit obligation by $4.1 million and would increase aggregate service and interest cost components of net periodic postretirement benefit cost by $.6 million per year.

NOTE L - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of GATX's deferred tax liabilities and assets were (in millions):

December 31                                                   1995       1994
-------------                                               ------     ------

Deferred tax liabilities:
    Book/tax basis differences due to depreciation          $312.8     $307.8
    Leveraged leases                                          61.1       73.9
    Lease accounting (other than leveraged)                   46.8       25.5
    Other                                                     38.3       50.5
                                                             -----     ------
     Total deferred tax liabilities                          459.0      457.7

Deferred tax assets:
    Alternative minimum tax credit                            61.2       58.6
    Accruals not currently deductible for tax purposes        56.7       54.8
    Allowance for possible losses                             36.3       32.2
    Postretirement benefits other than pensions               28.8       28.2
    Other                                                     11.2       26.4
                                                             -----     ------
      Total deferred tax assets                              194.2      200.2
                                                            ------     ------

      Net deferred tax liabilities                          $264.8     $257.5
                                                            ======     ======


At December 31, 1995, GATX had an alternative minimum tax credit of $61.2 million that can be carried forward indefinitely to reduce future regular tax liabilities.

GATX and its United States subsidiaries file a consolidated federal income tax return. Amounts shown as Current - Federal represent taxes payable as determined by the Alternative Minimum Tax. Income taxes consisted of (in millions):

For the Year                          1995          1994           1993
-------------                      -------       -------        -------

Current -
    Domestic:
      Federal                      $  27.9       $  35.9        $  35.9
      State and local                  4.6           2.5            1.6
                                   -------       -------        -------
                                      32.5          38.4           37.5
    Foreign                           (1.1)          1.0            2.2
                                   -------       -------        -------
                                      31.4          39.4           39.7
                                   -------       -------        -------
Deferred -
    Domestic:
      Federal                         10.3           3.1            6.9
      State and local                  3.0           4.3            4.7
                                   -------       -------        -------
                                      13.3           7.4           11.6
    Foreign                            2.9           2.0             .1
                                   -------       -------        -------
                                      16.2           9.4           11.7
                                   -------       -------        -------

Income tax expense                 $  47.6       $  48.8        $  51.4
                                   =======       =======        =======

Income taxes paid                  $  33.9       $  42.1        $  40.9
                                   =======       =======        =======

The reasons for the difference between GATX's effective income tax rate and the federal statutory income tax rate were:


For the Year                                     1995       1994          1993
-------------                                  -------     -------       -----


Federal statutory income tax rate                35.0%       35.0%        35.0%
Add (deduct) effect of:
    Corporate owned life insurance               (4.5)       (3.2)        (3.6)
       State income taxes                         4.1         3.8          3.9
    Minority interest                             2.1          .8           .9
       Foreign income                             1.3         1.9          1.4
       Goodwill amortization                      1.1         1.3          1.1
       Purchase accounting adjustments              -          .3          2.1
       Tax rate increase on deferred taxes          -           -          7.0
       Other                                      1.6         1.5          1.4
                                               ------      ------        -----

Effective income tax rate                        40.7%       41.4%        49.2%
                                               ======      ======        =====

NOTE M - SHAREHOLDERS' EQUITY

GATX's Certificate of Incorporation has authorized 60,000,000 shares of common stock at a par value of $.625 per share and 5,000,000 shares of preferred stock at $1.00 per share. Shares of preferred stock issued and outstanding consist of Series A and B $2.50 Cumulative Convertible Preferred Stock and $3.875 Cumulative Convertible
Preferred Stock.

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

At December 31, 1995, 6,807,637 shares of common stock were reserved for:

                                                     Shares
                                                    ---------


Conversion of outstanding preferred stock           3,997,920
Incentive compensation programs                     2,790,867
Employee service awards                                18,850
                                                    ---------
                                                    6,807,637
                                                    =========



Holders of $2.50 and $3.875 Cumulative Convertible Preferred Stock and Common Stock are entitled to one vote for each share held. Except in certain instances, all such classes vote together as a single class.

Transactions in preferred stock, common stock, treasury shares, and additional capital are shown in the following table:

Capital Transactions                                Preferred                                  Cost of Common Shares    Additional
(in Thousands, Except Number of Shares)            Stock Issued       Common Stock Issued     in Treasury (Deduction)    Capital
                                               -----------------      --------------------   ------------------------   ----------
                                                Shares    Amount       Shares       Amount      Shares       Amount       Amount
                                               --------   ------      --------      ------      ------       -------    ----------

Balance at January 1, 1993                    3,441,763   $3,442    22,288,897    $13,930    (2,790,954)   $ (47,082)   $306,866
Add (deduct):
    Conversion of preferred stock
      into common stock                          (1,212)      (1)        3,029          2                                     (1)
    Common stock issued under option,
      incentive and service award plans                                199,425        125                                  5,564
----------------------------------------------------------------------------------------------------------------------------------


Balance at December 31, 1993                  3,440,551    3,441    22,491,351     14,057    (2,790,954)     (47,082)    312,429
Add (deduct):
    Conversion of preferred stock
      into common stock                          (2,716)      (3)        6,789          4                                     (1)
    Common stock issued under option,
      incentive and service award plans                                187,450        117                                  5,634
--------------------------------------------------------------------------------------------------------------------------------


Balance at December 31, 1994                  3,437,835    3,438    22,685,590     14,178    (2,790,954)     (47,082)    318,062
Add (deduct):
    Conversion of preferred stock
      into common stock                          (6,815)      (7)       11,467          7
    Common stock issued under option,
      incentive and service award plans                                199,350        125                                  6,769
---------------------------------------------------------------------------------------------------------------------------------


Balance at December 31, 1995                  3,431,020   $3,431    22,896,407    $14,310   (2,790,954)     $(47,082)   $324,831
---------------------------------------------------------------------------------------------------------------------------------

NOTE N - INCENTIVE COMPENSATION PLANS


The 1995 Plan

The GATX Corporation 1995 Long Term Incentive Compensation Plan (the 1995 Plan) contains provisions for the granting of non-qualified stock options, incentive stock options, stock appreciation rights (SARs), cash and common stock individual performance units (IPUs), restricted stock rights, restricted common stock and performance awards. An aggregate of 1,500,000 shares of common stock may be issued under the 1995 Plan. As of December 31, 1995, 1,365,392 shares are available for issuance under the 1995 Plan.

Non-qualified stock options and incentive stock options may be granted for the purchase of common stock for periods not longer than ten years from the date of grant. The exercise price will be not less than the higher of market value at date of grant or par value of the common stock. All options become exercisable commencing on a date no earlier than one year from the date of grant.

SARs can be issued in conjunction with non-qualified or incentive stock options and entitle the holder to receive the difference between the option price and fair market value of the common stock at time of exercise, either in shares of common stock, cash, or a combination of the two at GATX's discretion. Exercise of SARs results in cancellation of the underlying options. During 1995, no SARs were issued and none were outstanding.

IPUs may be granted to key employees and, if predetermined performance goals are met, will be redeemed in cash and common stock, as applicable, with the redemption value determined in part by the fair market value of the common stock as of the date of redemption and in part by the extent to which pre-established performance goals have been achieved. A total of 10,316 IPUs were granted during 1995 and 31,627 IPUs in total were outstanding at the end of the year. In 1995, no shares of common stock or cash were paid to the participants in redemption of previously issued IPUs.

Restricted stock rights may be granted to key employees entitling them to receive a specified number of shares of restricted common stock. The recipients of restricted common stock are entitled to all dividends and voting rights, but the shares are not transferable prior to the expiration of a "restriction period" as determined at the discretion of the Compensation Committee of the Board of Directors. Performance Awards are granted to employees who have been granted restricted stock rights or restricted common stock, but these Awards may not exceed the market value of the restricted common stock when restrictions lapse. The Performance Awards provide cash payments if certain criteria and earnings goals are met over a predetermined period. During 1995, no grants or payments were made.

The 1985 Plan

Stock  options  are  outstanding  under  the GATX  Corporation  1985  Long  Term
Incentive Compensation Plan (the 1985 Plan), as amended, but no additional options, stock or awards may be issued thereunder. At December 31, 1995, 176,412 shares of common stock were reserved for grants previously made under the 1985 Plan.

Data with respect to both plans are set forth below:


                                 Number of
                               Shares Under
                            Stock Option Plans             Price Per Share
                            -------------------          -----------------


Outstanding at                   1,316,675                 $14.53-$41.8125
  January 1, 1995
Granted                            316,000                 47.5625-50.5625
Exercised or issued               (198,950)                  14.53-41.8125
Canceled                            (8,250)                     41.8125
                                 ----------


Outstanding at
  December 31, 1995              1,425,475                 $16.34-$50.5625
                                ==========


Outstanding at December 31, 1995 by year granted:

    1986-1987                         35,000           $16.345-$19.47
    1988                              60,500                   25.655
    1989                              97,050                  29.9375
    1990                              93,750                    19.94
    1991                             160,400            26.13-28.1875
    1992                             159,075                    25.50
    1993                             222,300                  37.6875
    1994                             281,400                  41.8125
    1995                             316,000          47.5625-50.5625

                                   ---------

                                   1,425,475           $16.345-$50.5625


Options exercisable at
  December 31, 1995                1,109,475

                                   ---------
Options available
  for future grant at
  December 31, 1995                1,365,392
                                   =========

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

Under its lease agreements, GATX retains legal ownership of the asset except where such assets have been financed by sale leasebacks. With loan financings, the loan is collateralized by the equipment. GATX performs credit evaluations prior to approval of a lease or loan contract. Subsequently, the creditworthiness of the customer and the value of the collateral are monitored on an ongoing basis. GATX maintains an allowance for possible losses and other reserves to provide for potential losses which could arise should customers become unable to discharge their obligations to GATX and to provide for permanent declines in investment value.

At December 31, 1995, GATX had commitments of $325 million to acquire additional portfolio equipment, to lend funds, or to purchase residuals from lessors. The commitments include orders and options by aircraft joint ventures for eleven new aircraft to be purchased in 1997-1999. In addition, GATX has issued $147.9 million of residual and rental guarantees. GATX also has firm commitments to acquire railcars and to upgrade terminal and repair facilities totaling $171 million.

GATX and its subsidiaries are engaged in various matters of litigation and have a number of unresolved claims pending, including proceedings under governmental laws and regulations related to environmental matters. While the amounts claimed are substantial and the ultimate liability with respect to such litigation and claims cannot be determined at this time, it is the opinion of management that such liability, to be paid by GATX, is not likely to be material to GATX's consolidated financial position or results of operations.

GATX Corporation and Subsidiaries
Quarterly Results of Operations (Unaudited)




                                     Operating                    Net              Net Income
In Millions,              Gross      Expenses and     Net         Income           Per Share, Assuming
Except Per Share Data     Income     Depreciation     Income      Per Share(A)     Full Dilution (A)
---------------------     --------   -------------    -------     ------------     ---------------------

1995
First Quarter             $  288.2     $176.8         $ 25.7      $1.11              $1.06
Second Quarter               314.2      193.2           29.9       1.31               1.23
Third Quarter                311.7      199.9           26.5       1.13               1.08
Fourth Quarter               319.3      210.3           18.7        .75                .75(B)
                          --------     ------         ------

Total                     $1,233.4     $780.2         $100.8      $4.30              $4.13
                          ========     ======         ======

1994
First Quarter             $  260.7     $165.5         $ 20.2      $ .84              $ .84
Second Quarter               284.4      185.0           20.9        .87                .87
Third Quarter                298.9      191.2           25.3       1.09               1.04
Fourth Quarter               311.0      198.4           25.1       1.08               1.04
                          --------     ------         ------

Total                     $1,155.0     $740.1         $ 91.5      $3.88              $3.78
                          ========     ======         ======

(A) Quarterly results may not be additive, as per share amounts are computed independently for each quarter and the full year based on the respective weighted average common shares and common stock equivalents outstanding.

(B) Conversion of preferred stock excluded from computation of fully diluted earnings because of antidilutive effect.

Common and Preferred Stock Information
---------------------------------------


GATX common shares are listed on the New York, Chicago and London Stock Exchanges under ticker symbol GMT. Shares of $2.50 Cumulative Convertible Preferred Stock and $3.875 Cumulative Convertible Preferred Stock are listed on the New York and Chicago Stock Exchanges.

The approximate number of holders of record of Common Stock, $2.50 Cumulative Convertible Preferred Stock and $3.875 Cumulative Convertible Preferred Stock as of February 29, 1996 was 3,538; 141 and 279, respectively. The following table shows the reported high and low sales price of GATX common and preferred shares on the New York Stock Exchange, the principal market for GATX shares, and the dividends declared per share:

                                           $2.50 Cumulative   $3.875 Cumulative
                                             Convertible         Convertible
                        Common Stock       Preferred Stock     Preferred Stock
                      ----------------    -----------------  ------------------
                       High      Low       High       Low       High    Low
                      -------   ------    ------    ------   -------   ------

1995
First Quarter         $47.25    $40.375  $120.00   $ 95.00    $55.625   $50.50
Second Quarter         47.125    42.125   125.00    100.00     56.00     52.25
Third Quarter          54.25     47.00    140.00    107.00     63.00     55.50
Fourth Quarter         52.875    47.25    138.00    114.00     61.50     56.00

Annual
  Dividends Declared        $1.60             $2.50               $3.875


1994
First Quarter         $44.625   $39.25   $103.00   $101.00     $56.375  $53.00
Second Quarter         43.00     38.50    103.00    101.00      54.00    50.00
Third Quarter          41.25     38.25    102.00    101.00      53.00    50.00
Fourth Quarter         44.00     38.25    102.00    101.00      54.00    49.875

Annual
  Dividends Declared        $1.50             $2.50               $3.875


SELECTED FINANCIAL DATA
-------------------------

GATX Corporation and Subsidiaries
In Millions, Except Per Share Data                      1995           1994            1993        1992         1991         1990
-----------------------------------                  --------       --------        --------    --------     --------     --------

Results of Operations
Gross income                                         $1,233.4       $1,155.0        $1,086.9    $1,019.1     $  989.1     $  870.4
Costs and expenses                                    1,116.4        1,037.2           982.5     1,004.2        897.0        766.6
                                                     --------       --------        --------    --------     --------     --------
Income before income taxes, equity
  in net earnings of affiliated companies
  and cumulative effect of accounting changes           117.0          117.8           104.4        14.9         92.1        103.8
Income taxes                                             47.6           48.8            51.4         9.6         33.6         35.3
                                                     --------       --------        --------    --------     --------     --------
Income before equity in net
  earnings of affiliated companies and
  cumulative effect of accounting changes                69.4           69.0            53.0         5.3         58.5         68.5
Equity in net earnings of affiliated companies           31.4           22.5            19.7        24.0         24.2         14.4
                                                     --------       --------        --------    --------     ---------    --------
Income before cumulative
  effect of accounting changes                          100.8           91.5            72.7        29.3         82.7         82.9
Cumulative effect of accounting changes                     -              -               -       (45.8)           -            -
                                                     --------       --------        --------    --------     --------     --------

Net income (loss)                                    $  100.8       $   91.5        $   72.7    $  (16.5)    $   82.7     $   82.9
                                                     ========       ========        ========    ========     ========     ========

Per Share Data
Net income (loss) applicable to
  common stock, as adjusted                          $   87.6       $   78.2        $   59.4    $  (29.8)    $   69.4     $   69.5
Per share of common stock
  and common stock equivalents:
    Income before cumulative
      effect of accounting changes                   $   4.30       $   3.88        $   2.99    $    .82     $   3.56     $   3.61
    Cumulative effect of accounting changes                 -              -               -       (2.35)           -            -
                                                     --------       --------        --------    --------     --------     --------
Net income (loss)                                    $   4.30       $   3.88        $   2.99    $  (1.53)    $   3.56     $   3.61
    Shares used in computation (in thousands)          20,359         20,153          19,894      19,441       19,506       19,279
Per share  assuming  conversion,  except  in 1993
  and 1992, of all outstanding preferred stock:
Net income (loss), fully diluted                     $   4.13       $   3.78        $   2.99    $  (1.53)    $   3.51     $   3.54
    Shares used in computation (in thousands)          24,386         24,216          19,894      19,441       23,561       23,399
Dividends declared per share of common stock         $   1.60       $   1.50        $   1.40    $   1.30     $   1.20     $   1.10


SELECTED FINANCIAL DATA (CONTINUED)
------------------------------------

GATX Corporation and Subsidiaries
In Millions, Except Per Share Data                     1995            1994            1993        1992         1991         1990
-----------------------------------                 --------         -------         -------      ------     --------     --------
Financial Condition
Total assets                                        $4,042.9        $3,650.7        $3,392.1    $3,426.3     $3,514.2     $3,309.7
Total long-term debt and
  capital lease obligations                          2,092.5         1,805.1         1,713.8     1,724.6      1,798.5      1,715.1
Shareholders' equity                                   717.8           662.4           589.9       557.6        614.0        558.4
Common shareholders' equity                            551.8           496.1           423.6       391.2        447.6        391.4
Common shareholders' equity per share                  26.88           24.30           20.78       19.27        22.27        19.56


                            Management Discussion and Analysis:
                                   1994 Compared To 1993

The following discussion analyzes GATX's comparative performance for the years ended December 31, 1994 and 1993. This information should be read in conjunction with the consolidated financial statements on pages 40, 42 and 44. The discussion of the comparative results of GATX's operations for the years ended December 31, 1995 and 1994 is presented in the management discussion and analysis on pages 33, 34, 35, 41, 43, 45 and 46, and the financial data of business segments on pages 36 through 39.

GATX reported record net income of $91 million or $3.88 per common share for the year ended December 31, 1994 compared to $73 million or $2.99 per common share for 1993. The improvement was the result of strong operating results at GATX's three principal subsidiaries. Also, net income for 1993 was negatively impacted by a charge of $7 million or $.37 per common share recorded for the cumulative increase in deferred income taxes as a result of the federal income tax rate increase. GATX's return on common equity was 17.0% for 1994 compared to 14.6% in 1993.

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

To facilitate comparison between years, the segment discussion below addresses income from operations for 1993 prior to the effect on deferred taxes of the tax rate change, but includes the effect of the tax rate increase on 1993 earnings. The impact of the tax rate change by segment is shown in a table on page 37.

RAILCAR LEASING AND MANAGEMENT - Transportation's gross income of $322 million in 1994 increased $20 million from 1993. Rental revenues increased 7% attributable to an average of 3,000 additional railcars on lease and slightly higher average fleet rental rates. The level of fleet additions increased in response to improved demand for new tank cars. At the end of 1994, Transportation had 56,500 railcars on lease compared to 51,900 at the end of 1993 and fleet utilization was 95% compared to 93%.

Income from operations of $55 million increased 6% over 1993. Increased rental income and lower environmental expense were partially offset by increased fleet repair costs, higher ownership costs and lower investment earnings. Operating margins were in line with 1993. Fleet repair costs increased 10% over 1993 reflecting the increased number of railcars repaired. Ownership costs, consisting of rental expense, depreciation and interest, increased 9% primarily due to the high level of railcar additions.

Transportation invested $264 million in the railcar fleet versus $171 million in 1993; $18 million also was invested in a multi-year program to significantly upgrade its repair facilities versus $24 million in 1993.

TERMINALS AND PIPELINES - Terminals' record gross income of $303 million in 1994 was the result of strong performance at a number of individual terminal and pipeline operations. The increase of $22 million or 8% over 1993 was due to high petroleum demand and improved chemical activity which resulted in both increased throughput and higher utilization. Capacity utilization at Terminals' wholly-owned facilities was 94% at the end of 1994 compared to 92% at the end of 1993. Throughput was 671 million barrels, up 6% from 1993, reflecting the overall improvement in the U.S.
economy.

Terminals' income from operations of $32 million improved from $29 million in 1993. This 11% increase resulted from higher revenues, slightly improved operating margins and increased earnings by its foreign affiliates which were partially offset by higher SG&A expenses. Operating margins increased 1% through revenue improvement while controlling costs.

Operating expenses increased mainly due to higher repair and maintenance spending, higher environmental costs and other costs as a result of expended operations. Selling, general and administrative costs increased 26% over 1993 as a result of the expanded operations and higher training and information systems costs. Equity in net earnings of the foreign affiliates increased $2 million. Improved results at certain terminals and favorable foreign exchange rates were the primary factors.

Terminals' capital spending of $154 million increased $77 million from 1993 and included the acquisition of six additional facilities plus the expansion or upgrading of several existing terminal facilities.

FINANCIAL SERVICES - Financial Services' gross income of $207 million increased $3 million from 1993 due to higher lease and interest income, partially offset by lower disposition gains. The $18 million increase in lease income was attributable to increased volume and the inclusion of a full year's revenue from a rail portfolio acquired in mid-1993. Interest income was $7 million greater than in 1993 primarily due to prepayment premiums on two golf facility loans and increased interest on variable rate loans. Pretax disposition gains of $21 million were $23 million lower than in 1993 as the prior year included $17 million of proceeds from an insurance settlement related to marine equipment. Gains in 1994 were generated primarily from the sale of rail equipment.

Income from operations was $25 million in 1994 compared to $23 million in 1993. The increase in lease income was partially offset by a $15 million increase in operating lease expense resulting from the incremental lease volume, additional expenses related to the acquired rail operating lease fleet, and accelerated aircraft depreciation. In addition, the rail operating lease results continued to benefit from a strong rail market. The provision for possible losses of $19 million for 1994 decreased $10 million from 1993's provision. The loss reserve at the end of 1994 was $82 million, or 6.4% of total investments. During 1994, the carrying value of certain aircraft, primarily wide-body aircraft, was written down against the reserve to reflect current market conditions for those aircraft. Equity in earnings of affiliated companies increased $1 million due to improved earnings at an international aircraft joint venture.

Portfolio additions at Financial Services of $279 million were $23 million less than the previous year.

GREAT LAKES SHIPPING - American Steamship Company's gross income of $82 million increased $2 million over 1993, which included a pretax gain of $2 million generated from the sale of a bankruptcy claim. Tonnage carried in 1994 was 26.3 million tons, an increase of 1.9 million tons over 1993. Tonnage demand increased as the year progressed in response to high utilization rates in the steel and auto industries. Poor weather conditions earlier in the year necessitated late season operations to satisfy customers' winter inventory requirements. On a per ton basis, freight revenue decreased 4% from the prior year as a result of competitive rate pressures and a shift in commodity mix. Excess vessel capacity on the Great Lakes at the start of the 1994 season resulted in downward competitive pressure on rates.

Income from operations decreased $1 million from 1993 primarily reflecting the sale of a bankruptcy claim. Contribution margin decreased 9% in 1994 as the lower revenue per ton was partially offset by lower operating expenses per ton.

LOGISTICS AND WAREHOUSING - GATX Logistics' gross income of $244 million increased $20 million over 1993 as a result of new customers, higher volume, and some rate increases. Total warehousing square footage of 23 million square feet approximated 1993 space. Space utilization at year end was 92% compared to 94% in 1993 although the decrease was primarily in two regions.

Logistics reported a net loss of $.5 million in 1994 compared to net income of $.1 million in 1993. Although revenue increased, the costs of implementing new business, relocating existing customers, and labor inefficiencies offset contributions from new business, and as a result, operating margins decreased.

Logistics' capital spending of $8 million in 1994 was down $6 million from 1993.

CORPORATE AND OTHER - Corporate and Other net expense of $25 million in 1994 was $5 million less than the prior year. Results for 1993 included legal expenses relating to a shareholder suit which were partially offset by a gain on the sale of an insurance investment.

In 1993, $7 million was expended at Corporate related to the relocation of the Chicago operations to a new office building.
                                       - 67 -


GATX LOCATION OF OPERATIONS                                                                      GATX Corporation and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------------


GENERAL AMERICAN             HEADQUARTERS                 LOCATION OF SERVICE         MOBILE SERVICE UNITS
TRANSPORTATION               Chicago, Illinois            FACILITIES                  Mobile, Alabama
CORPORATION                                                                           Colton, California
                             BUSINESS OFFICES             MAJOR SERVICE CENTERS       Macon, Georgia
                             Burbank, California          Colton, California          East Chicago, Indiana
                             Atlanta, Georgia             Waycross, Georgia           Good Hope, Louisiana
                             Chicago, Illinois            East Chicago, Indiana       Carteret, New Jersey
                             Hackensack, New Jersey       Hearne, Texas               Las Cruces, New Mexico
                             Pittsburgh, Pennsylvania     Tierra Blanca, Mexico       Albany, New York
                             Houston, Texas                                           Galena Park, Texas
                             Mexico City, Mexico          MINI SERVICE CENTERS        Olympia, Washington
                                                          Muscle Shoals, Alabama
                                                          White Springs, Florida
                                                          Terre Haute, Indiana
                                                          Ivorydale, Ohio
                                                          Masury, Ohio
                                                          Catoosa, Oklahoma
                                                          Copper Hill, Tennessee

-----------------------------------------------------------------------------------------------------------------------------------


GATX TERMINALS              HEADQUARTERS                  PIPELINE TERMINAL           INTERNATIONAL TERMINAL LOCATIONS WHOLLY-OWNED
CORPORATION                 Chicago, Illinois             LOCATIONS                   Avonmouth, United Kingdom
                                                                                      Belfast, United Kingdom
                            DOMESTIC TERMINAL             Calnev Pipe Line            Bromsgrove,  United  Kingdom
                            LOCATIONS                     Adelanto, California        Eastham,  United Kingdom
                            Carson, California            Barstow, California         Glasgow, United Kingdom
                            Los Angeles,  California (2)  Colton, California          Grays,  United Kingdom
                            Richmond,  California         Las Vegas, Nevada           Leith,  United Kingdom
                            San Pedro, California (2)                                 Runcorn,  United Kingdom
                            Orlando,  Florida             Central Florida Pipeline    Joint  Venture  Locations
                            Port Everglades,  Florida     Orlando, Florida            Antwerpen/Lillo,   Belgium
                            Tampa,  Florida               Tampa, Florida              Lanshan,  China
                            Argo, Illinois                                            Kawasaki, Japan
                            Norco,  Louisiana             Olympic Pipeline            Kobe, Japan
                            Carteret,  New Jersey         Renton, Washington          Yokohama, Japan
                            Paulsboro,  New Jersey                                    Jurong Town, Singapore
                            Staten Island, New York                                   Pulau Busing,
                            Portland,  Oregon (2)                                     Singapore
                            Philadelphia,  Pennsylvania                               Barcelona,  Spain
                            Galena Park, Texas                                        Bilbao, Spain
                            Pasadena,  Texas                                          Tarragona,  Spain
                            Seattle,  Washington                                      Valencia, Spain Seal
                            Vancouver, Washington                                     Sands, United Kingdom
                                                                                      Wymondham, United Kingdom
                                                                                      Manchester Jet Line,
                                                                                        United Kingdom


-----------------------------------------------------------------------------------------------------------------------------------


GATX CAPITAL CORPORATION    HEADQUARTERS                  OFFICES                     Toronto, Canada
                            San Francisco, California     Tampa, Florida              Blagnac, France
                                                          Chicago, Illinois           Frankfurt, Germany
                                                          Morristown, New Jersey      Singapore, Republic of
                                                          Dallas, Texas                  Singapore
                                                          Sydney, Austrailia


-----------------------------------------------------------------------------------------------------------------------------------

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


----------------------------------------------------------------------------------------------------------------------------------


GATX LOGISTICS, INC.        HEADQUARTERS                  Normal, Illinois-           New York, New York- CW
                            Jacksonville, Florida           4 CW,T                    Syracuse, New York-
                                                          Richmond, Indiana-            8 PW,T,S
104 Facilities with         NUMBER OF LOCATIONS AND         CW,T                      Akron, Ohio-PW,T
24.4 Million Square Feet    SERVICES OFFERED              Lexington, Kentucky-        Cleveland, Ohio-CW,T,S
                            Los Angeles, California-        CW,T,S                    Columbus, Ohio-5 CW,T,S
CW=Contract Warehousing      6 CW,PW,T,S                  Shreveport, Louisiana-      Oklahoma City, Oklahoma-
 T=Transportation           Stockton, California-           CW,T                        CW,T
PW=Public Warehousing         2 CW,T                      Baltimore, Maryland-        Philadelphia,
 S=Sales                    Walnut, California-             2 CW,T                      Pennsylvania-2 CW,PW,T,S
                              2 PW,T                      Grand Rapids, Michigan-     Memphis, Tennessee-2
                            Denver, Colorado-               2 CW                      CW,T
                              CW,T                        Gulfport, Mississippi-      Nashville, Tennessee-CW
                            Jacksonville, Florida-          CW                        Dallas, Texas-
                              5 CW,PW,T,S                 St. Louis, Missouri-          5 CW,PW,T,S
                            Atlanta, Georgia-               PW,T                      El Paso, Texas-2 CW
                              19 CW,PW,T,S                Greensboro, North           Clearfield, Utah-2 PW,T
                            Chicago, Illinois-              Carolina-9 CW,PW,T        Seattle, Washington-
                              8 CW,PW,T,S                 Winston-Salem, North          2 CW,T
                                                            Carolina-4 CW,PW,T,S      Toronto, Canada-CW,T
                                                                                      Mexico City, Mexico-PW,T



GATX OFFICERS AND DIRECTORS                                                             GATX Corporation and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------------

GATX OFFICERS                     GATX BOARD OF DIRECTORS         James J. Glasser 3
                                                                  Chairman of the Board of
James J. Glasser                  Franklin A. Cole 3,4            the Company
Chairman of the Board             Chairman of the Board
                                  Croesus Corporation             Miles L. Marsh 1,4
Ronald H. Zech                                                    Chairman of the Board and
President and Chief               James W. Cozad 2,4              Chief Executive Officer,
Executive Officer                 Retired: Former Chairman        James River Corporation
                                  and Chief Executive
David B. Anderson                 Officer,                        Charles Marshall 2,3
Vice President,                   Whitman Corporation             Retired: Former Vice
Corporate Development,                                            Chairman of the Board,
General Counsel and               James M. Denny 1,2              American Telephone and
Secretary                         Managing Director, William      Telegraph Company
                                  Blair Capital Partners, LLC
William L. Chambers                                               Michael E. Murphy1,2
Vice President,                   William C. Foote 1,4            Vice Chairman, Chief
Human Resources                   President and Chief             Administrative Officer,
                                  Executive Officer, USG          Sara Lee Corporation
David M. Edwards                  Corporation
Vice President Finance,                                           Ronald H. Zech
Chief Financial Officer           Deborah M. Fretz 1,3            President and Chief
                                  Senior Vice President,          Executive Officer of the
Brian A. Kenney                   Logistics, Sun Company,         Company
Treasurer                         Inc.

Ralph L. O'Hara                   Richard A. Giesen 2,3           1 Member, Audit Committee
Controller                        Chairman and Chief              2 Member, Compensation
                                  Executive Officer,                Committee
GATX SUBSIDIARIES                 Continental Glass &             3 Member, Nominating
                                  Plastic, Inc.                     Committee
General American
Transportation Corporation                                        4 Member, Retirement Funds
D. Ward Fuller, President                                           Review

GATX Terminals Corporation
John F. Chlebowski, Jr.,
President

GATX Capital Corporation
Joseph C. Lane, President

American Steamship Company
Ned A. Smith, President

GATX Logistics, Inc.
Joseph A. Nicosia,
President


GATX CORPORATE INFORMATION                GATX Corporation and Subsidiaries


-------------------------------------------------------------------------------


ANNUAL MEETING                            GATX Corporation welcomes and
Friday, April 26, 1996, 9:00 a.m.         encourages questions  and  comments
GATX Corporation                          from its shareholders,  potential
500 West Monroe Street                    investors, financial  professionals
Chicago, Illinois 60661-3676              and the public at large.  To better
                                          serve interested  parties,  the
FINANCIAL INFORMATION & PRESS RELEASES:   following GATX  personnel may be
A copy of the company's  annual report    contacted by telephone,  fax and/or
on Form  10-K for  1995  and  selected    writing.  To request    published
other    information   are   available    financial information and financial
without  charge.  GATX press  releases    reports,  contact:
may be obtained by  automated  PR News
Company News  On-Call's  automated fax    GATX CORPORATION
service at (800) 758-5804. The company    Investor Relations Department
identification   number  for  GATX  is    500 West Monroe Street
105121.  GATX  maintains  an  Investor    Chicago, Illinois 60661-3676
Relations   Internet  Home  Page  with    Telephone: (800) 428-8161
Zacks  Investor  Forum  Home  Page  at    Automated request line for materials:
http://iw.zacks.com.   A  variety   of    (312) 621-6300
current     financial     information,    Janet Bower, Communications
historical   financial    information,    Coordinator
press  releases  and  photographs  are    (312) 621-4297 Fax: (312) 621-6698
available at this site.                   Email: jmbower@gatx.com

                                          ANALYSTS, INSTITUTIONAL SHAREHOLDERS
INQUIRIES                                 AND FINANCIAL COMMUNITY
INquiries  regarding  dividend checks,    PROFESSIONALS:
the dividend  reinvestment plan, stock
certificates,   replacement   of  lost    George S. Lowman, Director of
certificates, address changes, account    Communications
consolidation, transfer procedures and    Telephone: (312) 621-6599
year-end  tax  information  should  be    Fax: (312) 621-6698
addressed   to   GATX    Corporation's    Email: gslowman@gatx.com
Transfer Agent and Registrar:

Chemical Bank, Stock Transfer             QUESTIONS REGARDING SALES, SERVICE OR
Department                                LEASE INFORMATION:
450 West 33rd Street
New York, New York 10001-2697             General American Transportation
Telephone: (800) 647-4273                 Corporation - (312) 621-6564

INFORMATION RELATING TO SHAREHOLDER       GATX Terminals Corporation -
OWNERSHIP, DIVIDEND PAYMENTS, OR          (312) 621-8032
SHARE TRANSFERS:
Janet M. Dongarra, Assistant              GATX Capital Corporation -
Corporate Secretary, Law Department       (415) 955-3200
Telephone: (312) 621-6603
                                          American Steamship Company -
                                          (716) 635-0222

                                          GATX Logistics, Inc. -
                                          (904) 396-2517

                                          INDEPENDENT AUDITORS
                                          Ernst & Young LLP