Form 10-K, Exhibit 13
period 1996-12-31
GATX CORP
filed 1997-03-19
CIK 40211

GATX Review of Financial Operations
-------------------------------------------------------------------------------


Reports of GATX Management and of Ernst & Young LLP,
  Independent Auditors                                                   34

Management Discussion and Analysis: 1996 Compared to 1995
  (Continued on pages 43, 45 and 47)                                     35

Financial Data of Business Segments                                      38

Statements of Consolidated Income and Reinvested Earnings                42

Consolidated Balance Sheets                                              44

Statements of Consolidated Cash Flows                                    46

Notes to Consolidated Financial Statements                               50

Quarterly Results of Operations (Unaudited) and                          65
  Common and Preferred Stock Information

Selected Financial Data                                                  66

Management Discussion and Analysis: 1995 Compared to 1994                68

-------------------------------------------------------------------------------



BUSINESS SEGMENTS

The following summary describes GATX's current business segments:

Railcar Leasing and Management represents General American Transportation Corporation and its foreign subsidiaries and affiliates (Transportation), which lease and manage tank cars and other specialized railcars.

Financial Services represents GATX Capital Corporation and its subsidiaries and joint ventures (Capital), which arrange and service the financing of equipment and other capital assets on a worldwide basis.

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

                                             Report of GATX Management




To Our Shareholders:

The management of GATX Corporation has prepared the accompanying consolidated financial statements and related information included in this 1996 Annual Report to Shareholders and has the primary responsibility for the integrity of this information. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include certain amounts which are based on estimates and informed judgments of management.

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





       Ronald H. Zech
     Chairman and Chief
     Executive Officer




      David M. Edwards
   Vice President Finance
and Chief Financial Officer




      Ralph L. O'Hara
       Controller and
  Chief Accounting Officer

                              Report of Ernst & Young LLP, Independent Auditors








To the Shareholders and
Board of Directors of
GATX Corporation:

We have audited the accompanying consolidated balance sheets of GATX Corporation and subsidiaries as of December 31, 1996 and 1995, and the related statements of consolidated income and reinvested earnings and consolidated cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GATX Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




ERNST & YOUNG LLP



Chicago, Illinois
January 28, 1997

                       Management Discussion and Analysis
                              1996 Compared to 1995



GATX reported record net income of $103 million or $4.37 per common share for the year ended December 31, 1996 compared to $101 million or $4.30 per common share for 1995. On a fully diluted basis, earnings per share were $4.19 compared to $4.13 in the prior year. This improvement was principally due to record earnings at Transportation and Capital. However, Terminals' net income decreased substantially from the prior year. ASC and Logistics' earnings were relatively flat with 1995. GATX's return on common equity for 1996 was 15.4% compared to 16.7% in 1995. The comparative performance for 1995 versus 1994 is discussed in the prior year's management discussion on pages 68, 69 and 70 of this report.

RAILCAR LEASING AND MANAGEMENT Transportation's gross income of $428 million increased $67 million from 1995. The mid-1996 acquisition of the remaining 55% interest in CGTX, Transportation's Canadian railcar affiliate, accounted for $27 million of the increase; previously the 45% interest had been accounted for as an equity investment. The remainder of the revenue increase is due to the full year effect of a record number of railcar additions in 1995, another strong year of fleet additions in 1996, and an increase in average rental rates. In addition to the 8,700 cars at CGTX, over 4,400 cars were added in 1996. At the end of 1996, Transportation had 73,200 railcars on lease in North America. With a total fleet of 77,500 cars, utilization ended the year at 95%, up from 94% utilization at the end of 1995. Fleet additions in 1997 are expected to remain strong.

Net income of $68 million increased 8% over 1995, reflecting the higher revenues and the impact of CGTX partially offset by higher repair costs and other operating and ownership expenses. Operating margins improved slightly as growth in revenues exceeded the increase in fleet repair costs and SG&A expenses.

Repair costs increased 10% due to the expanded fleet size, but decreased as a percentage of revenue from 1995, in part due to the efficiencies from the major service center upgrade program completed last year. The percentage of cars repaired at Transportation's service centers increased to 71% from 65% last year, indicating a decreased dependence on outside contract repair shops. Throughput days, the time it takes a railcar to be repaired through the Transportation service center network, declined from an average of 38 days in 1995 to 32 days in 1996. Asset ownership costs, consisting of operating lease rents, depreciation, and interest expense, increased as a result of the growing fleet. Equity in earnings of affiliates declined from 1995 due to the aforementioned change in accounting for CGTX.

FINANCIAL SERVICES Capital's gross income of $337 million was $119 million or 55% higher than 1995. All major revenue categories, including lease and interest income, gains on sales of assets, and fees were higher. In addition, equipment sales added $36 million to gross income. Equipment sales represents a new revenue category arising from the October 1996 acquisition of Centron, a technology equipment supplier. Lease income grew to $196 million in 1996 compared to $140 million in 1995 due to the full year effect of the October 1995 acquisition of Sun Financial and new volume. Gains on sales of assets were $36 million, a small increase from last year. Fee income was a record $32 million, $13 million higher than the prior period due to a high level of residual sharing on managed asset sales. Fee income includes residual sharing, portfolio management, and transaction arrangement income. Gains on sales of assets and transaction based fees do not occur evenly from period to period.

Net income was a record $46 million, a 39% increase from last year, due to the higher revenue, improved earnings from affiliates, and a lower loss provision, offset in part by increased interest, operating and SG&A costs. Equity earnings of $14 million increased $2 million primarily from the earnings of Locomotive Leasing Partners, a joint venture established in 1996 with EMD/General Motors. The provision for possible losses of $13 million decreased $5 million from last year. Capital's allowance for possible losses of $114 million represents 6.6% of net investments, compared to 6.5% last year. Interest expense was higher as debt balances increased to fund the net growth in the portfolio, although average interest rates were modestly lower than last year. Increased operating costs include the cost of equipment sales, the counterpart to the new revenue category, as well as increased depreciation and operating lease expense to support the larger investment base. Selling, general, and administrative expenses increased due to the full year effect of the late 1995 Sun Financial acquisition, the Centron acquisition, and higher human resource costs.

While significant commercial aircraft investments were completed in 1996, Capital also has managed its portfolio to diversify its asset mix further, resulting in a relatively lower concentration of aircraft as a percent of total portfolio investments. Aircraft decreased to 33% of the portfolio from 39% in 1995, while technology, rail, and marine assets all increased.

TERMINALS AND PIPELINES Terminals' gross income for 1996 of $298 million was 5% less than 1995 resulting from general softness in both the domestic and international petroleum markets. The petroleum business environment since the second half of 1995 has been characterized by backwardated markets, historically low petroleum inventory levels, and lower pricing due to increased competition. Backwardation indicates that the economics in the petroleum futures market, as characterized by the spread between spot and future prices, are not providing an incentive to store product.

While throughput of petroleum products remained strong, rates declined. Throughput for 1996 of 705 million barrels at wholly-owned locations increased 8% from 655 million barrels last year. Average utilization for the year was 86%, down from 1995's average of 88%, though 1996 year-end utilization was 89%. Balanced against the difficult petroleum terminaling markets were continued strong chemical demand as well as very good pipeline results. Terminals' pipelines serve the growing Nevada and Florida markets, and those pipelines continue to be enhanced and expanded.

Terminals' net income of $13 million declined from last year's $31 million. The difficult petroleum terminaling markets resulted in decreased operating margins at a number of key locations, including New York Harbor, United Kingdom, Houston, and Los Angeles. Although Terminals has been able to reduce its overall cost base, results have been impacted by rationalization costs and consulting charges. Overall operating costs decreased $5 million or 3% from 1995. Fixed asset ownership costs, which include depreciation and interest, increased to 34% of revenue from 29% in 1995 due to significant facility and infrastructure investments. Terminals' transformation initiatives led to increased expense for consulting studies and rationalization costs; these initiatives continue to address on-going cost reduction and productivity enhancements. Equity in earnings of affiliates of $12 million decreased $3 million from last year primarily from the effects of lower petroleum storage, particularly in Singapore, partially offset by higher earnings from a Japanese affiliate which completed its rebuilding from the 1995 Kobe earthquake.

Going into 1997, Terminals continues to face a difficult petroleum storage market and is continuing its rationalization process, as well as its evaluation of its markets and facilities.

LOGISTICS AND WAREHOUSING Logistics' gross income of $267 million decreased 2% from 1995 due to the impact of lost business partially offset by increased business with existing contract customers. Total warehousing capacity at year-end 1996 of 21.5 million square feet decreased 12% from last year's 24.4 million square feet in part due to the planned effort to eliminate low margin public business. Space utilization was 91% at year end compared to 97% last year. Empty space was particularly troublesome in certain East Coast markets.

Net income of $.9 million was $.4 million higher than last year despite the lower revenues due to an improved margin percentage and lower reserve needs. Margins for 1996 were 10.5% compared with 10.0% last year, though significant empty space costs compressed the improvement. In addition, information systems costs continued to increase to better meet customer needs.

Logistics continues to implement its plan of pursuing contract business and reducing low margin public business. By emphasizing key customer relationships, Logistics successfully expanded volume with several important existing customers. However, this strategy is evolutionary and may take several years to improve earnings significantly.

GREAT LAKES SHIPPING ASC's gross income in 1996 was $85 million, a 1% increase from last year. Revenue increased despite lower tonnage carried, as freight rates per ton increased, both for normal increases as well as the pass-through of a portion of the increase in sharply higher fuel costs. Tonnage carried in 1996 totaled 24.6 million tons, a 4% decrease from the 25.5 million tons carried last year. Adverse weather conditions in early 1996 hampered the start of the navigation season, but all customer needs and requirements were satisfied. Customer demand remained strong throughout the 1996 season. Iron ore and limestone tonnage increased while coal tonnage decreased.

Net income of $6.8 million decreased slightly from 1995 primarily due to the lower tonnage carried, lower interest income on invested funds, and higher fuel costs, offset in part by favorable operating and claims experience. Contribution margin per ton was 2% greater than the prior year, reflecting a change in mix of commodities carried. High fuel costs are expected to persist in 1997, although certain customer contracts allow for fuel escalation costs above a specified range to be recouped.

The environment on the Great Lakes remains competitive, with supply and demand for vessel capacity approximately in balance. ASC carried an estimated 22% of the total U.S. flag Great Lakes tonnage in 1996, down slightly from last year. U.S. flag tonnage was 110 million tons, an increase of 5 million tons from 1995. Iron ore cargoes represented 46% of ASC's tonnage, an increase from 40% last year. Raw steel production was approximately 88% of capacity in late 1996, consistent with 1995 utilization.

CORPORATE AND OTHER Corporate and Other net expense of $31 million decreased $2 million from 1995 primarily due to the reversal of a litigation reserve following the successful defense of previously reported litigation against GATX.

FORWARD-LOOKING STATEMENTS Certain statements in the Management's Discussion and Analysis constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected.

Financial Data of Business Segments
-------------------------------------------------------------------------------


GATX provides services to a variety of capital goods markets through five principal business segments. The financial data presented on this and the following three pages depict the profitability, financial position, and cash flow of each of GATX's business segments.

The presentation of segment profitability includes the direct costs incurred at the segment's operating level plus expenses allocated by the parent company. Allocated expenses represent costs which these operations would have incurred otherwise, but do not include general corporate expense or parent company interest expense. Interest costs associated with segment indebtedness are included in the determination of profitability of each segment, since interest expense directly influences any investment decision and the evaluation of subsequent operational performance. Interest expense by segment has been shown separately on page 41 to enable the determination of segment profitability before deducting such costs.


SEGMENT PROFITABILITY (IN MILLIONS)
Gross Income                               1996       1995         1994        1993        1992
-----------------------------------------------------------------------------------------------

Railcar Leasing and
Management                           $    427.9  $    360.9  $    322.1  $    302.2  $    289.3
Financial Services                        337.3       217.9       206.8       204.0       177.7
Terminals and Pipelines                   297.6       313.4       303.1       281.1       266.5
Logistics and Warehousing                 267.4       272.4       244.2       224.4       212.2
Great Lakes Shipping                       85.2        83.5        82.4        80.6        78.7
-----------------------------------------------------------------------------------------------

Subtotal                                1,415.4     1,248.1     1,158.6     1,092.3     1,024.4
Corporate and Other                        (1.0)       (1.7)       (3.6)       (5.4)       (5.3)
-----------------------------------------------------------------------------------------------


Consolidated                         $  1,414.4  $  1,246.4  $  1,155.0  $  1,086.9  $  1,019.1
-----------------------------------------------------------------------------------------------



Income Before Income Taxes, Equity
in Net Earnings of Affiliated
Companies and Cumulative
Effect of Accounting Changes               1996       1995         1994        1993        1992
-----------------------------------------------------------------------------------------------


Railcar Leasing and
Management                           $    103.8  $     90.7  $     79.6  $     74.4  $     68.4
Financial Services                         56.1        36.7        34.4        34.5       (38.9)
Terminals and Pipelines                     3.0        30.3        33.2        30.2        19.8
Logistics and Warehousing                   3.8         3.2         1.6         2.5         3.8
Great Lakes Shipping                       10.5        10.8         8.8        10.2         9.3
-----------------------------------------------------------------------------------------------

Subtotal                                  177.2       171.7       157.6       151.8        62.4

Corporate and Other:
Selling, general and
administrative expense                    (16.0)      (20.4)      (18.3)      (22.9)      (18.9)
Interest expense                          (30.6)      (31.8)      (17.2)      (18.4)      (23.4)
Other, net                                 (1.9)       (2.5)       (4.3)       (6.1)       (5.2)
-----------------------------------------------------------------------------------------------

Subtotal                                  (48.5)      (54.7)      (39.8)      (47.4)      (47.5)
-----------------------------------------------------------------------------------------------


Consolidated                         $    128.7  $    117.0  $    117.8  $    104.4  $     14.9
-----------------------------------------------------------------------------------------------


Equity in Net Earnings
of Affiliated Companies                    1996       1995         1994        1993        1992
-----------------------------------------------------------------------------------------------


Railcar Leasing and
Management                           $      2.9  $      5.4  $      4.7  $      4.5  $      4.5
Financial Services                         13.6        11.3         5.6         5.1         7.7
Terminals and Pipelines                    11.9        14.7        12.2        10.1        11.8
-----------------------------------------------------------------------------------------------

Consolidated                         $     28.4  $     31.4  $     22.5  $     19.7  $     24.0
-----------------------------------------------------------------------------------------------


Income Before Cumulative
Effect of Accounting Changes               1996       1995         1994        1993(A)   1992(B)
-----------------------------------------------------------------------------------------------


Railcar Leasing and
Management                           $     67.7  $     62.9  $     55.1  $     47.6  $     49.4
Financial Services                         45.9        32.6        24.9        21.5       (16.7)
Terminals and Pipelines                    12.6        31.0        31.9        26.5        23.4
Logistics and Warehousing                    .9          .5         (.5)         .1          .9
Great Lakes Shipping                        6.8         7.0         5.6         6.8         6.2
-----------------------------------------------------------------------------------------------

Subtotal                                  133.9       134.0       117.0       102.5        63.2
Corporate and Other                       (31.2)      (33.2)      (25.5)      (29.8)      (33.9)
-----------------------------------------------------------------------------------------------


Consolidated                         $    102.7  $    100.8  $     91.5  $     72.7  $     29.3
-----------------------------------------------------------------------------------------------

(A) Income includes a $7.3 million charge for the cumulative increase in deferred income taxes as a result of the 1993 federal tax rate change.
(B) Income was reduced further by $45.8 million for the cumulative effect of accounting changes resulting in a net loss of $16.5 million.

-------------------------------------------------------------------------------


The financial position data below present the identifiable asset base of each of GATX's business segments and the degree to which such assets have been financed with external sources of capital. GATX utilizes additional assets, such as railcars, aircraft and warehouses, which are financed through off- balance sheet operating leases and therefore are not included in identifiable assets; similarly, the corresponding financings are not included in long-term debt.


FINANCIAL POSITION (IN MILLIONS)

Identifiable
Assets                               1996        1995        1994       1993         1992
------------------------------------------------------------------------------------------


Railcar Leasing and
Management                      $  2,387.1  $  2,041.9  $  1,882.8  $  1,701.0  $  1,694.7
Financial Services                 1,808.9     1,503.3     1,255.8     1,240.1     1,320.0
Terminals and Pipelines            1,193.5     1,101.5     1,022.5       872.5       816.2
Logistics and Warehousing            161.8       171.6       172.6       172.8       165.2
Great Lakes Shipping                 179.6       187.2       189.8       194.5       204.8
------------------------------------------------------------------------------------------


Subtotal                           5,730.9     5,005.5     4,523.5     4,180.9     4,200.9

Corporate and Other                   30.7        21.9        20.9        25.0        27.3
Intersegment Amounts              (1,011.4)     (984.5)     (893.7)     (813.8)     (801.9)
------------------------------------------------------------------------------------------


Consolidated                    $  4,750.2  $  4,042.9  $  3,650.7  $  3,392.1  $  3,426.3
------------------------------------------------------------------------------------------



Long-Term Debt
and Capital Lease Obligations        1996        1995        1994       1993         1992
------------------------------------------------------------------------------------------


Railcar Leasing and
Management                      $  1,169.9  $    979.2  $    874.9  $    744.8  $    744.1
Financial Services                 1,216.1       888.9       688.3       715.3       728.4
Terminals and Pipelines              649.1       560.7       506.8       422.8       389.0
Logistics and Warehousing              1.9         2.4        13.1        17.1        10.3
Great Lakes Shipping                 108.0       113.2       117.7       122.6       127.1
------------------------------------------------------------------------------------------


Subtotal                           3,145.0     2,544.4     2,200.8     2,022.6     1,998.9

Intersegment Amounts                (480.9)     (451.9)     (395.7)     (308.8)     (274.3)
------------------------------------------------------------------------------------------


Consolidated                    $  2,664.1  $  2,092.5  $  1,805.1  $  1,713.8  $  1,724.6
------------------------------------------------------------------------------------------



Deferred Income
Taxes (Benefit)                      1996        1995        1994       1993         1992
------------------------------------------------------------------------------------------


Railcar Leasing and
Management                      $    257.9  $    192.8  $    188.3  $    181.0  $    175.1
Financial Services                    17.8         9.7         (.1)       (7.1)       (7.8)
Terminals and Pipelines               96.1        90.4        85.2        87.0        76.8
Logistics and Warehousing              2.1          .5          .9          .8         (.1)
Great Lakes Shipping                  11.3         9.7         8.2         6.8         4.5
------------------------------------------------------------------------------------------


Subtotal                             385.2       303.1       282.5       268.5       248.5

Corporate and Other                  (46.0)      (38.3)      (25.0)      (20.3)      (14.4)
------------------------------------------------------------------------------------------


Consolidated                    $    339.2  $    264.8  $    257.5  $    248.2  $    234.1
------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------



Major components of GATX's cash flow are shown in the following tabular data. GATX's cash flow from operations and portfolio proceeds has been strong over the five-year period as a result of the long-lived asset base on which GATX has built its service-oriented businesses. Portfolio proceeds represent the proceeds from asset sales and the return of principal on Financial Services' investments. Net cash provided by operating activities includes net income as adjusted for non-cash items which principally consists of the provisions for depreciation and amortization, for deferred income taxes, and for possible losses.


ITEMS AFFECTING CASH FLOW (IN MILLIONS)

Cash From Operations
and Portfolio Proceeds         1996      1995      1994      1993      1992
--------------------------------------------------------------------------------

Net cash provided by
operating activities        $  297.5  $  205.1  $  265.4  $  229.6  $  211.3
Portfolio proceeds             354.8     282.0     212.3     243.4     155.0
--------------------------------------------------------------------------------


Consolidated                $  652.3  $  487.1  $  477.7  $  473.0  $  366.3
--------------------------------------------------------------------------------



Net Cash Provided
By Operating Activities        1996      1995      1994      1993      1992
--------------------------------------------------------------------------------

Railcar Leasing and
Management                  $  177.4  $  141.5  $  118.0  $  136.5  $  108.7
Financial Services             102.2       8.5      67.7      33.0      45.8
Terminals and Pipelines         54.0      70.6      83.5      71.2      82.4
Logistics and Warehousing       17.2      14.3       9.5       4.9      14.5
Great Lakes Shipping             8.9      18.1       8.2      11.4      17.6
--------------------------------------------------------------------------------


Subtotal                       359.7     253.0     286.9     257.0     269.0

Corporate and Other            (62.2)    (47.9)    (21.5)    (27.4)    (57.7)
--------------------------------------------------------------------------------


Consolidated                $  297.5  $  205.1  $  265.4  $  229.6  $  211.3
--------------------------------------------------------------------------------



Data of Business Segments (Continued)
--------------------------------------------------------------------------------

Provision For
Depreciation and Amortization     1996       1995      1994      1993      1992
--------------------------------------------------------------------------------

Railcar Leasing and
Management                    $     86.8  $   76.1  $   68.3  $   63.9  $   62.6
Financial Services                  45.3      32.0      35.1      29.5      21.1
Terminals and Pipelines             51.9      45.3      43.5      41.0      38.6
Logistics and Warehousing           11.1      11.1      11.5      10.2      10.1
Great Lakes Shipping                 6.3       6.2       6.0       5.6       5.6
--------------------------------------------------------------------------------

Subtotal                           201.4     170.7     164.4     150.2     138.0

Corporate and Other                  1.0        .9        .7        .5        .3
--------------------------------------------------------------------------------


Consolidated                  $    202.4  $  171.6  $  165.1  $  150.7  $  138.3
--------------------------------------------------------------------------------


Capital Additions and
Portfolio Investments             1996       1995      1994      1993      1992
--------------------------------------------------------------------------------

Railcar Leasing and
Management                    $    386.8  $  392.6  $  285.4  $  195.3  $  116.6
Financial Services                 659.3     388.5     279.2     302.1     178.0
Terminals and Pipelines            129.5     148.6     154.4      77.8      76.2
Logistics and Warehousing            6.6       6.4       8.1      14.1      16.0
Great Lakes Shipping                  .8        .7        .7        .1        .6
--------------------------------------------------------------------------------


Subtotal                         1,183.0     936.8     727.8     589.4     387.4

Corporate and Other                  1.8        .9        .5       7.0        .1
--------------------------------------------------------------------------------

Consolidated                  $  1,184.8  $  937.7  $  728.3  $  596.4  $  387.5
--------------------------------------------------------------------------------


Interest Expense                  1996       1995      1994      1993      1992
--------------------------------------------------------------------------------

Railcar Leasing and
Management                    $    108.5  $   92.2  $   70.0  $   69.6  $   87.3
Financial Services                  86.1      68.4      62.7      65.4      71.9
Terminals and Pipelines             53.5      46.4      39.7      39.0      40.3
Logistics and Warehousing             .3        .8       1.0        .7       1.7
Great Lakes Shipping                 7.5       7.8       8.1       9.2       9.5
--------------------------------------------------------------------------------


Subtotal                           255.9     215.6     181.5     183.9     210.7

Corporate and Other                 30.6      31.8      17.2      18.4      23.4
Intersegment Amounts               (83.7)    (77.3)    (50.5)    (50.5)    (58.0)
--------------------------------------------------------------------------------


Consolidated                  $    202.8  $  170.1  $  148.2  $  151.8  $  176.1
--------------------------------------------------------------------------------


Long-Term Debt and Capital
Lease Obligation Maturities       1997       1998      1999      2000      2001
--------------------------------------------------------------------------------

Railcar Leasing and
Management                    $     62.3  $   39.9  $   55.1  $   95.3  $   34.2
Financial Services                 218.3     162.0     136.7     116.8     105.9
Terminals and Pipelines             13.0      80.0      48.0      23.1      72.3
Logistics and Warehousing             .4        .1        .1        .1        .1
Great Lakes Shipping                 5.8       5.8       5.7       5.7       5.7
--------------------------------------------------------------------------------


Consolidated                  $    299.8  $  287.8  $  245.6  $  241.0  $  218.2
--------------------------------------------------------------------------------


Statements of Consolidated Income and Reinvested Earnings
--------------------------------------------------------------------------------------
GATX Corporation and Subsidiaries
In Millions Except Per Share Data/Year Ended December 31

                                                 1996            1995           1994
--------------------------------------------------------------------------------------

Gross Income                               $     1,414.4  $     1,246.4  $     1,155.0


Costs and Expenses
Operating expenses                                 695.1          625.8          579.5
Interest                                           202.8          170.1          148.2
Provision for depreciation
and amortization                                   202.4          171.6          165.1
Provision for possible losses                       12.5           18.4           19.2
Selling, general and administrative                172.9          143.5          125.2
                                              -----------    -----------    -----------
                                                 1,285.7        1,129.4        1,037.2
                                              -----------    -----------    -----------


Income Before Income Taxes and Equity
in Net Earnings of Affiliated Companies            128.7          117.0          117.8

Income Taxes                                        54.4           47.6           48.8
                                              -----------    -----------    -----------

Income Before Equity in Net
Earnings of Affiliated Companies                    74.3           69.4           69.0

Equity in Net Earnings
of Affiliated Companies                             28.4           31.4           22.5
                                              -----------    -----------    -----------


Net Income                                         102.7          100.8           91.5


Reinvested earnings at beginning of year           409.0          353.5          305.1
Dividends declared on
Common and Preferred Stock                         (48.0)         (45.3)         (43.1)
                                              -----------    -----------    -----------

Reinvested Earnings at End of Year         $       463.7  $       409.0  $       353.5
                                              ===========    ===========    ===========


---------------------------------------------------------------------------------------

Per Share Data
Net income                                 $         4.37 $         4.30 $         3.88
Net income, assuming full dilution                   4.19           4.13           3.78
Dividends declared per common share                  1.72           1.60           1.50
Dividends declared per $2.50 Cumulative
Preferred share                                      2.50           2.50           2.50
Dividends declared per $3.875
Cumulative Preferred share                           3.875          3.875          3.875
Average number of common shares and
common share equivalents (in thousands)             20,483         20,359         20,153
----------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.


                  MANAGEMENT DISCUSSION AND ANALYSIS OF INCOME
                              1996 COMPARED TO 1995

OVERVIEW The comparison of 1996 versus 1995 gross income and expenses is heavily influenced by the effects of three recent acquisitions: CGTX, Centron, and Sun Financial. General American Transportation acquired the remaining interest in CGTX in mid-1996. GATX Capital acquired the remaining interest in Centron in late 1996 and Sun Financial in late 1995. Because GATX previously held less than majority interests in CGTX and Centron, their results were accounted for as equity in earnings of affiliates; they are now fully consolidated.

Gross Income of $1.4 billion increased $168 million or 13% from 1995. Capital's revenue increased $119 million due to Centron's equipment sales and other revenue, a full year of Sun Financial results, the increased portfolio size, and strong fee income. Railcar revenues increased as a result of a larger active railcar fleet and $27 million of CGTX revenue. Terminaling revenue declined $16 million primarily due to highly competitive petroleum storage pricing.

Operating Expenses of $695 million are 11% higher than last year. Centron's cost of equipment sales accounted for $33 million of the increase, with most of the remaining increase attributable to continued sale-leaseback financings at Transportation and Capital. To the extent that sale-leaseback financing is used instead of traditional debt financing, operating lease rent expense, a component of operating expenses, will increase instead of depreciation and interest expense. Logistics' and Terminals' operating expenses were lower, reflecting their reduced revenues.

Interest Expense of $203 million increased 19% as the result of higher average debt balances to fund the growth of the business, somewhat offset by lower interest rates. Over half of the increase occurred at Capital.

The company continues to utilize interest rate swaps to better match the duration of the debt portfolio to the terms of the railcar leases and floating rate assets. The effect of the swaps was to reduce interest expense in both 1996 and 1995.

Depreciation and Amortization Expense increased $31 million due to the increased asset base. Capital's depreciation increased $13 million due to increased investment. Transportation's depreciation increased as a result of CGTX and a larger domestic fleet. A larger asset base at Terminals, including regulatory and maintenance improvements, added $6 million to depreciation.

The Provision for Possible Losses of $13 million, which is largely attributable to Capital, was less than the prior year based on the current assessment of reserve needs.

Selling, General and Administrative Expenses were $29 million higher than last year, $15 million of which is incremental from the three aforementioned acquisitions. In addition, expenses increased for human resource costs, information systems initiatives, consulting, and Terminals' rationalization costs.

Income Tax Expense of $54 million represents an effective tax rate of 42%, somewhat higher than last year's 41%. The effective tax rate exceeded the 35% federal statutory rate because of state taxes, foreign income, and non-deductible items.

Equity in Net Earnings of Affiliated Companies of $28 million declined $3 million from the prior year. The consolidation of CGTX and Centron during the year changed the reporting from the equity method for those two operations which reduced equity earnings by $2 million from 1995. Capital's rail and technology joint ventures reported increased earnings, offset by lower performance at Terminals' petroleum joint venture in Singapore.

Consolidated Net Income of $103 million, an increase of $2 million from last year, was achieved on the strength of record earnings at Capital and Transportation, offset by a decline at Terminals. These consolidated results represent the third consecutive year of record earnings for GATX Corporation.


Consolidated Balance Sheets

--------------------------------------------------------------------------------

GATX Corporation and Subsidiaries
In Millions/December 31                                    1996         1995
--------------------------------------------------------------------------------

Assets
Cash and Cash Equivalents                              $     46.2  $     34.8

Receivables
Trade accounts                                              130.1       117.0
Finance leases                                              761.3       672.2
Secured loans                                               222.6       239.9
Less - Allowance for possible losses                       (121.1)     (100.0)
                                                          --------    --------
                                                            992.9       929.1

Operating Lease Assets and Facilities
Railcars and support facilities                           2,436.5     1,945.1
Tank storage terminals and pipelines                      1,377.8     1,242.3
Great Lakes vessels                                         199.3       204.1
Operating lease investments and other                       605.6       510.7
                                                         --------    --------
                                                          4,619.2     3,902.2
Less - Allowance for depreciation                        (1,772.8)   (1,533.1)
                                                         --------    --------
                                                          2,846.4     2,369.1

Investments in Affiliated Companies                         464.2       408.7

Other Assets                                                400.5       301.2
                                                         --------    --------

                                                       $  4,750.2  $  4,042.9
                                                         ========    ========


Liabilities, Deferred Items and Shareholders' Equity

Accounts Payable                                       $    312.6  $    233.3

Accrued Expenses                                             51.7        48.2

Debt
Short-term debt                                             243.8       330.2
Long-term debt                                            2,436.9     1,850.9
Capital lease obligations                                   227.2       241.6
                                                         --------    --------
                                                          2,907.9     2,422.7

Deferred Income Taxes                                       339.2       264.8
Other Deferred Items                                        363.9       356.1
                                                         --------    --------

Total Liabilities and Deferred Items                      3,975.3     3,325.1

Shareholders' Equity
Preferred Stock                                               3.4         3.4
Common Stock                                                 14.4        14.3
Additional capital                                          329.0       324.8
Reinvested earnings                                         463.7       409.0
Cumulative unrealized equity adjustments                     11.4        13.4
                                                         --------    --------
                                                            821.9       764.9
Less - Cost of common shares in treasury                    (47.0)      (47.1)
                                                         --------    --------
Total Shareholders' Equity                                  774.9       717.8
                                                         --------    --------

                                                       $  4,750.2  $  4,042.9
                                                         ========    ========


See Notes to Consolidated Financial Statements.


              MANAGEMENT DISCUSSION AND ANALYSIS OF BALANCE SHEETS
                              1996 COMPARED TO 1995


OVERVIEW The comparison of the 1996 balance sheet to 1995 is affected by two acquisitions. Transportation acquired the remaining interest in CGTX in mid-1996. GATX Capital acquired the remaining interest in Centron in late 1996. Because GATX previously held non-controlling interests in CGTX and Centron, they were previously accounted for as investments in affiliated companies; they are now fully consolidated.

Total Assets of $4.8 billion increased $707 million. Approximately half of this increase is due to the consolidation of assets acquired with the CGTX and Centron acquisitions.

Also, the high level of capital additions and portfolio investments more than offset the $202 million of depreciation and the normal runoff of the portfolio. GATX also utilizes over $1 billion of additional assets, such as railcars, aircraft and warehouses, which are financed through off-balance sheet operating leases and therefore are not included on the balance sheet.

Total Receivables increased $85 million primarily due to new investment volume at Capital and trade receivables at CGTX. The allowance for possible losses increased $21 million primarily due to the $13 million addition to the loss reserve and $9 million of net recoveries at Capital. The allowance for possible losses remained largely unchanged at the other subsidiaries.

Operating Lease Assets and Facilities of $2.8 billion increased by $477 million primarily due to the significant level of capital additions during the year, including the acquisitions of CGTX and Centron. Offsetting these additions were depreciation, asset sales and retirements, and sale-leasebacks. Transportation and Capital sold and leased back $214 million of rail and other investments during 1996, removing these assets from the balance sheet.

Investments in Affiliated Companies increased $55 million. Additional investments of $93 million included new aircraft and rail joint ventures at Capital. Other additions were $28 million of equity in net earnings of affiliates and $38 million reclassed from other asset accounts to investments in affiliated companies as joint ventures were formed. Decreases included $53 million when CGTX and Centron became fully consolidated, and $51 million of cash distributions and foreign currency translation adjustments.

Other Assets increased $99 million in large part due to the Centron and CGTX acquisitions.

Accounts Payable increased $79 million. Most of the increase is attributable to the Centron and CGTX acquisitions. Timing of payments for railcars and other accruals also contributed to the increase.

Total Debt of $2.9 billion increased $485 million to fund a portion of the significant capital additions and portfolio investments. In addition, the consolidation of CGTX and Centron resulted in increased debt of $151 million.

Consolidated Equity increased $57 million, reflecting net income of $103 million partially offset by $48 million of common and preferred stock dividends. All other changes, including proceeds from stock option exercises, unrealized gains on stock warrants held, and changes to the cumulative foreign currency translation adjustment, added $2 million to equity.


Statements of Consolidated Cash Flows
----------------------------------------------------------------------------------

GATX Corporation and Subsidiaries
In Millions/Year Ended December 31                      1996      1995      1994
----------------------------------------------------------------------------------



Operating Activities
Net income                                         $    102.7  $  100.8  $   91.5
Adjustments to reconcile net income to net
cash provided by operating activities:
Realized gain on disposition of leased
equipment                                               (40.9)    (33.3)    (21.7)
Provision for depreciation and amortization             202.4     171.6     165.1
Provision for possible losses                            12.5      18.4      19.2
Deferred income taxes                                    25.2      16.2       9.4
Net change in trade receivables, inventories,
accounts payable and accrued expenses                    30.2     (68.9)     64.6
Other                                                   (34.6)       .3     (62.7)
----------------------------------------------------------------------------------

Net cash provided by operating activities               297.5     205.1     265.4

Investing Activities
Additions to operating lease assets & facilities       (436.2)   (521.5)   (435.0)
Additions to equipment on lease, net of
nonrecourse financing                                  (376.3)   (256.1)   (161.3)
Secured loans extended                                 (117.1)    (84.1)   (101.5)
Investments in affiliated companies                     (92.8)    (49.7)    (29.5)
Other investments and progress payments                (162.4)    (26.3)     (1.0)
----------------------------------------------------------------------------------

Capital additions and portfolio investments          (1,184.8)   (937.7)   (728.3)
Portfolio proceeds:
From disposition of leased equipment                    100.7     139.4      65.4
From return of investment                               254.1     142.6     146.9
----------------------------------------------------------------------------------
Total portfolio proceeds                                354.8     282.0     212.3
Proceeds from other asset dispositions                  250.3     318.5     148.5


Net cash used in investing activities                  (579.7)   (337.2)   (367.5)

Financing Activities
Proceeds from issuance of long-term debt                757.3     399.5     239.0
Repayment of long-term debt                            (283.3)   (219.6)   (127.0)
Net (decrease) increase in short-term debt             (121.1)     13.3      42.1
Repayment of capital lease obligations                  (14.4)    (13.8)    (12.4)
Issuance of common stock under employee
benefit programs                                          3.1       5.5       4.6
Cash dividends                                          (48.0)    (45.3)    (43.1)
----------------------------------------------------------------------------------

Net cash provided by financing
activities                                              293.6     139.6     103.2
----------------------------------------------------------------------------------


Net Increase In Cash and Cash Equivalents          $     11.4  $    7.5  $    1.1
----------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements.


                MANAGEMENT DISCUSSION AND ANALYSIS OF CASH FLOWS
                              1996 COMPARED TO 1995

GATX generates significant cash from its operating activities and proceeds from its investment portfolio which are used to service debt, to pay dividends, and to fund capital additions and portfolio investments. Most of the capital requirements represent additions to the railcar fleet, terminal and pipeline facilities, capital equipment investment portfolio, and joint ventures, and are considered discretionary. As a result, the level of capital spending and investments can be adjusted as conditions in the economy or GATX's businesses warrant.

Cash Provided by Operating Activities generated $298 million of cash flow in 1996, a $93 million increase from 1995. Changes in working capital last year included a $48 million refund of a deposit as the result of a lessee's exercise of its option to return four DC-10 aircraft. Changes in working capital this year included various accruals for payments to be made in early 1997. In addition, non-cash provisions for depreciation and amortization increased $31 million.

Net Cash Used in Investing Activities increased $243 million from the prior year. Capital additions and portfolio investments totaled $1.2 billion in 1996, an increase of $247 million from 1995. Capital's portfolio investments of $659 million were 70% higher than last year, representing strong opportunities in rail, aircraft, technology, marine, and other portfolio sectors. Significant portions of the investments in aircraft and rail were made with other partners. Technology investments included a full year of volume from the late 1995 Sun Financial acquisition, as well as the fourth quarter 1996 acquisition of the remaining interest in Centron. Unlike capital additions, which typically represent assets held for 30 to 50 years, portfolio investments may have a significantly shorter holding period. Transportation's capital additions for 1996, highlighted by the $84 million acquisition of the remaining interest in CGTX, also included more than $300 million primarily for expanding the railcar fleet. Transportation's additions totaled $365 million last year when 6,200 new and used cars were added to the U.S. fleet versus the 4,300 U.S. cars added this year. Terminals' capital additions of $130 million, 13% lower than last year, included the completion of the expansion of the Central Florida pipeline and the acquisition of a majority interest in a Mexican terminal. Most portfolio investments and capital additions represent discretionary spending; only a small percentage of the total amount GATX invests is necessary to maintain existing assets.

Total portfolio proceeds of $355 million exceeded last year by $73 million. Proceeds from the sale of leased equipment, primarily rail and aircraft assets, decreased $39 million from the prior year. Disposition proceeds include both the return of principal and gains on the transactions. Proceeds from the return of investment of $254 million increased $112 million from 1995. In 1996, loan principal received, a component of proceeds from the return of investment, was $122 million, more than double last year's $58 million.

Proceeds from other asset dispositions of $250 million decreased $68 million from 1995 due to lower sale-leaseback activity. In 1996, Transportation completed $150 million of sale-leasebacks of railcars compared to $250 million in 1995. Capital sold and leased back $64 million of assets in 1996 versus $47 million last year.

Cash Provided by Financing Activities increased $154 million compared to 1995 as a result of the high level of current year capital additions and portfolio investments and the lower sale-leaseback activity in 1996. GATX's financing requirements are met with both debt and sale-leaseback financing, and in 1996 the lower sale-leaseback financings led to a higher proportion of debt financing. Net debt financing in 1996 was $339 million, or $159 million greater than last year. A significant portion of debt financing is nonrecourse to the company.

Cash dividends increased $3 million in 1996 due to an increase in the common stock dividend to $1.72 per share from $1.60 per share in 1995. In January 1997, the Board of Directors approved a 7% increase in the quarterly dividend to $.46 per common share, or $1.84 on an annual basis. This was the twelfth consecutive year GATX increased its dividend.

LIQUIDITY AND CAPITAL RESOURCES  General  American  Transportation  Corporation
(GATC), GATX Capital, GATX Terminals and GATX Logistics have revolving credit facilities. GATC and GATX Capital also have commercial paper programs and uncommitted money market lines which are used to fund operating needs. The GATC credit facility expires in 2001 while GATX Capital's revolver expires in 1999. Under the covenants of the commercial paper programs and rating agency guidelines, GATC and GATX Capital individually must keep unused revolver capacity at least equal to the amount of commercial paper outstanding. At
December 31, 1996, GATX and its subsidiaries had available unused committed lines of credit amounting to $594 million.

GATC has a $650 million shelf registration for pass through trust certificates and debt securities of which $207 million had been issued at year end. GATX Capital has a shelf registration for $300 million of which $268 million has been issued. At year end, GATX had $426 million of commitments to provide financing to customers or to acquire assets, $218 million of which is scheduled to fund in 1997.

At December 31, 1996, approximately $748 million of net assets of subsidiaries have certain restrictions which limit the ability to transfer assets to GATX parent in the form of loans, advances or dividends. The majority of the restricted net assets relate to the revolving credit agreement of GATC and the various loan agreements of GATX Capital and GATX Logistics. Such restrictions are not expected to have an adverse impact on the ability of GATX to meet its cash obligations.

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

GATX's environmental reserve at the end of 1996 was $88 million and reflects GATX's best estimate of the cost to remediate known environmental conditions. Additions to the reserve were $12 million in 1996 and $14 million in 1995. Expenditures charged to the reserve amounted to $18 million and $16 million in 1996 and 1995, respectively.

In 1996, GATX made capital expenditures of $17 million for environmental and regulatory compliance compared to $18 million in 1995. These projects included marine vapor recovery, discharge prevention compliance, waste water systems, impervious dikes, tank modifications for emissions control, and tank car cleaning systems. Environmental projects authorized or planned would require capital expenditures of approximately $20 million in 1997. GATX anticipates it will make annual expenditures at approximately the same level over each of the next five years.

GATX Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Financial data of business segments for 1996, 1995, and 1994 on pages 38 through 41 are an integral part of the consolidated financial statements of GATX Corporation and subsidiaries.

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

OPERATING LEASE ASSETS AND FACILITIES Operating lease assets and facilities are stated principally at cost. Assets acquired under capital leases are included in operating lease assets and the related obligations are recorded as liabilities. Provisions for depreciation include the amortization of the cost of capital leases and are computed by the straight-line method which results in equal annual depreciation charges over the estimated useful lives of the assets. The estimated useful lives of depreciable assets are as follows:

        Railcars                                   20-33 years
        Buildings, leasehold improvements,
         storage tanks, and pipelines               5-40 years
        Great Lakes vessels                        30-40 years
        Machinery and related equipment             3-25 years
        Operating lease investments                 3-38 years

GOODWILL GATX has classified the cost in excess of the fair value of net assets acquired as goodwill. Goodwill, which is included in other assets, is being amortized on a straight-line basis over 10 to 40 years. GATX continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is recoverable from projected undiscounted net cash flows of the related business. Goodwill, net of accumulated amortization of $30.4 million and $25.3 million, was $167.4 million and $136.0 million as of December 31, 1996 and 1995, respectively. Amortization expense was $5.3 million in 1996 and $4.2 million in 1995.

INCOME TAXES United States income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates which GATX intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $143.5 million at December 31, 1996.

GATX participates in a Capital Construction Fund agreement with the United States Maritime Administration. Contributions to the Fund reduce taxable income and the tax basis of the related vessels. Deferred taxes are not required to be provided for such contributions and, consequently, income taxes in future years will increase if not offset by additional deposits. Based on current statutory rates, such income tax liability would be $2.7 million at December 31, 1996.

OTHER DEFERRED ITEMS Other deferred items include the accrual for postretirement benefits other than pensions; environmental, general liability and workers' compensation reserves; and other deferred credits.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS GATX uses interest rate and currency swaps, forwards and similar contracts to set interest and exchange rates on existing or anticipated transactions. These instruments qualify for hedge accounting. Fair values of GATX's off-balance sheet financial instruments
(futures, swaps, forwards, options, guarantees, and lending and purchase commitments) are based on current market prices, settlement values or fees currently charged to enter into similar agreements. The fair values of the hedge contracts are not recognized in the financial statements. Net amounts paid or received on such contracts are recognized over the term of the contract as an adjustment to interest expense or the basis of the hedged financial instrument.

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

REVENUE RECOGNITION The majority of GATX's gross income is derived from the rentals of railcars, commercial aircraft, Great Lakes vessels, and terminaling, warehousing and logistics services. In addition, income is derived from finance leases, asset remarketing, secured loans and other services.

FOREIGN CURRENCY TRANSLATION The assets and liabilities of GATX operations located outside the United States are translated at exchange rates in effect at year end, and income statements are translated at the average exchange rates for the year. Gains or losses resulting from the translation of foreign currency financial statements are deferred and recorded as a separate component of consolidated shareholders' equity. The cumulative foreign currency translation adjustment recorded in the cumulative unrealized equity adjustments account was $5.8 million and $13.4 million at the end of 1996 and 1995, respectively. Incremental unrealized translation gains (losses) were $(7.6) million, $(6.9) million, and $18.3 million, during 1996, 1995 and 1994, respectively.

INVESTMENTS IN EQUITY SECURITIES Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was adopted in 1996 to account for the fair value of stock warrants and stock held in Financial Services' venture leasing portfolio. The unrealized gains recorded in the cumulative unrealized equity adjustments account were $5.6 million for 1996.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

EARNINGS PER SHARE Primary earnings per share are based on the weighted average number of common shares and common share equivalents outstanding. Net income is adjusted for the preferred stock dividends. The common share equivalents represent the dilutive shares issuable upon exercise of employee stock options. Fully diluted earnings per share are based on the weighted average number of common shares outstanding, including shares issuable upon exercise of employee stock options, and assume all preferred stock has been converted into common shares if the effect of such conversion is not antidilutive.

Reclassifications Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

NOTE B - ACCOUNTING FOR LEASES

The following information pertains to GATX as a lessor:

FINANCES LEASES The components of the investment in finance leases were (in millions):

December 31                             1996      1995
-------------------------------------------------------------------------------


Minimum future lease receivables   $    679.4  $  670.0
Estimated residual values               359.0     269.2
                                     --------    ------
                                      1,038.4     939.2
Less - Unearned income                 (277.1)   (267.0)
                                     --------    ------
Investment in finance leases       $    761.3  $  672.2
-------------------------------------------------------------------------------

OPERATING LEASES The majority of railcar and tankage assets and certain other equipment leases included in operating lease assets and facilities are accounted for as operating leases.

MINIMUM FUTURE RECEIPTS Minimum future lease receipts from finance leases and minimum future rental receipts from noncancelable operating leases by year at December 31, 1996 were (in millions):


                          Finance Leases       Operating Leases        Total
--------------------------------------------------------------------------------


1997                           $163.6               $  619.4          $  783.0
1998                            127.5                  455.5             583.0
1999                             98.4                  335.6             434.0
2000                             81.2                  220.5             301.7
2001                             58.5                  130.5             189.0
Years thereafter                150.2                  380.0             530.2
                                ------               --------          --------

                               $679.4               $2,141.5          $2,820.9

--------------------------------------------------------------------------------



The following information pertains to GATX as a lessee:

CAPITAL LEASES  Certain  assets   classified  as  operating  lease  assets  and
facilities and finance leases which have been financed under capital leases were (in millions):


December 31                            1996             1995
--------------------------------------------------------------------------------

Railcars                            $  152.2         $  152.8
Great Lakes vessels                    159.5            159.5
                                      ------           ------
                                       311.7            312.3
Less - Allowance for depreciation     (162.6)          (152.0)
                                      ------           ------
                                       149.1            160.3
Finance leases                          12.4             15.9
                                      ------           ------

                                    $  161.5         $  176.2
--------------------------------------------------------------------------------


OPERATING LEASES GATX has financed railcars, aircraft and warehouses through sale-leasebacks which are accounted for as operating leases. In addition, GATX leases certain other assets and office facilities. Total rental expense, net of sublease income, for the years ended December 31, 1996, 1995 and 1994 was $170.2 million, $139.7 million, and $113.7 million, respectively. Sublease income was $6.9 million, $8.2 million, and $6.8 million in 1996, 1995 and 1994, respectively.



FUTURE MINIMUM RENTAL PAYMENTS Future minimum rental payments due under noncancelable leases at December 31, 1996 were (in millions):


                                        Capital Leases        Operating Leases
--------------------------------------------------------------------------------


1997                                      $ 32.9                $  162.0
1998                                        32.0                   151.5
1999                                        32.0                   135.0
2000                                        31.4                   122.9
2001                                        30.7                   111.7
Years thereafter                           215.8                 1,511.5
                                          ------                --------
                                          $374.8                $2,194.6
Less - Amounts representing interest      (147.6)
Present value of future
  minimum capital lease payments          $227.2

--------------------------------------------------------------------------------


The above capital lease amounts and certain operating leases do not include the costs of licenses, taxes, insurance, and maintenance which GATX is required to pay. Future minimum operating lease payments have not been reduced by aggregate future noncancelable sublease rentals of $15.1 million. Interest expense on the above capital leases was $19.1 million in 1996, $20.1 million in 1995, and $21.2 million in 1994.

NOTE C - SECURED LOANS

Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment, golf courses or real estate. As of December 31, 1996, secured loan principal due by year was as follows (in millions):

                                                                     Loan
                                                                   Principal
--------------------------------------------------------------------------------


1997                                                                 $ 42.7
1998                                                                   17.4
1999                                                                   19.9
2000                                                                   11.9
2001                                                                   14.3
Years thereafter                                                      116.4
                                                                     ------
                                                                     $222.6

--------------------------------------------------------------------------------




NOTE D - INVESTMENTS IN AFFILIATED COMPANIES


GATX has investments in 20 to 50 percent-owned companies and joint ventures which are accounted for using the equity method. These domestic and foreign investments are in businesses similar to those of GATX's principal subsidiaries. Distributions received from such affiliates were $36.4 million, $37.9 million, and $26.2 million, in 1996, 1995 and 1994, respectively.

Summarized operating results for all affiliated companies in their entirety were (in millions):

For the Year                          1996         1995        1994
--------------------------------------------------------------------------------

Revenues                             $ 360.9     $ 526.8     $  489.2

Net income                              75.6        78.8         60.9
--------------------------------------------------------------------------------


Summarized balance sheet data for all affiliated companies in their entirety were (in millions):

December 31                                  1996                  1995
--------------------------------------------------------------------------------

Total assets                              $2,229.3              $2,178.0

Long-term liabilities                        891.7                 790.1
Other liabilities                            179.9                 294.5
                                          --------              --------
Shareholders' equity                      $1,157.7              $1,093.4

--------------------------------------------------------------------------------

NOTE E - FOREIGN OPERATIONS


GATX has a number of investments in subsidiary and affiliated companies which are located in or derive income from foreign countries. Foreign entities contribute significantly to equity in net earnings of affiliated companies. The foreign identifiable assets represent investments in affiliated companies as well as fully consolidated assets for a Canadian railcar subsidiary, a United Kingdom terminaling operation, a Mexican railcar operation, and foreign lease and loan investments.

Gross Income (In Millions)                 1996       1995       1994
--------------------------------------------------------------------------------


Foreign                                $    112.5 $     71.5 $     63.7
United States                             1,301.9    1,174.9    1,091.3
                                         --------   --------   --------

                                       $  1,414.4 $  1,246.4 $  1,155.0
--------------------------------------------------------------------------------

Income Before Income Taxes and
Equity in Net Earnings of Affiliated
Companies (In Millions)                   1996       1995       1994
--------------------------------------------------------------------------------

Foreign                                $      4.1 $      3.3 $      4.6
United States                               124.6      113.7      113.2
                                         --------   --------   --------

                                       $    128.7 $    117.0 $    117.8
--------------------------------------------------------------------------------


Equity in Net Earnings of
Affiliated Companies (In Millions)        1996       1995       1994
--------------------------------------------------------------------------------


Foreign                                $     20.3 $     26.6 $     21.2
United States                                 8.1        4.8        1.3
                                          --------   --------   --------

                                       $     28.4 $     31.4 $     22.5
--------------------------------------------------------------------------------


Identifiable Assets (In Millions)         1996       1995       1994
--------------------------------------------------------------------------------

Foreign                                $    872.4 $    516.8 $    479.6
United States                             3,877.8    3,526.1    3,171.1
                                         --------   --------   --------

                                       $  4,750.2 $  4,042.9 $  3,650.7

--------------------------------------------------------------------------------


Foreign cash flows generated are used to meet local operating needs and for reinvestment. The translation of the foreign balance sheets into U.S. dollars results in an unrealized foreign currency translation adjustment, a component of the cumulative unrealized equity adjustments account.




NOTE F - SHORT-TERM DEBT AND LINES OF CREDIT


Short-term debt and its weighted average interest rate as of year end were (in millions):


December 31                        -----1996-----             ------1995------
--------------------------------------------------------------------------------

                                 Amount       Rate           Amount        Rate
--------------------------------------------------------------------------------


Commercial paper              $   21.0       5.82%        $  175.2       6.14%
Other short-term borrowings      222.8       6.11%           155.0       6.49%
                                ------                     -------
                              $  243.8                   $   330.2

--------------------------------------------------------------------------------


Under a revolving credit agreement with a group of banks, GATC may borrow up to $300.0 million. The revolving credit agreement contains various restrictive covenants which include, among other things, minimum net worth, restrictions on additional indebtedness, and requirements to maintain certain financial ratios for GATC. Under the agreement, GATC met its requirement to maintain a minimum net worth of $590.1 million at December 31, 1996. While at year end no borrowings were outstanding under the agreement, the available line of credit was reduced by $10.0 million of commercial paper outstanding. GATC had borrowings of $96.4 million under unsecured money market lines at December 31, 1996. CGTX, GATC's Canadian subsidiary, had bankers acceptances and other uncommitted short-term borrowings of $21.1 million Canadian dollars at December 31, 1996. GTL, GATX Terminals' UK subsidiary, has a revolving credit agreement of (pound)28.0 million of which (pound)1.7 million was available at year end. Also, GATX Logistics has a $10.0 million revolving credit agreement, all of which was available at the end of 1996.

GATX Capital and its wholly owned subsidiaries, Sun Financial and Centron, have commitments under its credit agreements with a group of banks for revolving credit loans totaling $345.5 million of which $290.9 million was available at December 31, 1996; the commitment was reduced by $54.6 million of outstanding commercial paper and bankers' acceptances. The primary credit agreement contains various covenants which include, among other things, minimum net worth, restrictions on dividends, and requirements to maintain certain financial ratios for GATX Capital. At December 31, 1996, such covenants limited GATX Capital's ability to transfer net assets to GATX to no more than $44.2 million.

Interest expense on short-term debt was $26.2 million in 1996, $19.4 million in 1995, and $13.2 million in 1994.



NOTE G- LONG-TERM DEBT



Long-term debt consisted of (in millions):

                                               Final          December 31
                           Interest Rates     Maturity     1996        1995
--------------------------------------------------------------------------------


Variable rate:
Term notes                   5.675%-8.5%     1997-2018   $   72.1   $   40.5
Nonrecourse obligations     6.6875%-9.75%    2000-2002       50.2       52.6
                                                            -----      ------
                                                            122.3       93.1

Fixed rate:
Term notes                   5.45%-10.875%   1997-2012    1,952.3    1,526.5
Nonrecourse obligations      5.10%-11.08%    1997-2013      272.8      140.8
Industrial revenue bonds     6.625%-7.3%     2019-2024       87.9       87.9
Title XI bonds                  7.1%            1998          1.6        2.6
                                                           -------    -------
                                                           2,314.6   1,757.8
                                                           -------    -------

                                                          $2,436.9  $1,850.9

--------------------------------------------------------------------------------



Maturities of GATX's long-term debt as of December 31, 1996 for each of the years 1997 through 2001 were (in millions):



                                                                 Long-Term Debt
--------------------------------------------------------------------------------

1997                                                                   $283.5
1998                                                                    272.4
1999                                                                    229.1
2000                                                                    223.6
2001                                                                    200.0

--------------------------------------------------------------------------------


At December 31, 1996, certain technology assets, facilities, aircraft, vessels and warehouse equipment with a net carrying value of $356.9 million were pledged as collateral for $253.8 million of notes and bonds.

Interest cost incurred on long-term debt, net of capitalized interest, was $157.5 million in 1996, $130.6 million in 1995, and $113.8 million in 1994.
Interest cost capitalized as part of the cost of construction of major assets was $6.8 million in 1996, $6.2 million in 1995, and $3.0 million in 1994.

At December 31, 1996, certain debt agreements of subsidiaries restrict the ability of the subsidiaries to transfer net assets to the parent company in the form of loans, advances or dividends. Such restrictions affect $747.9 million of the $1,285.2 million of total subsidiary net assets. The majority of these restrictions relate to the revolving credit agreement of GATC and certain loan agreements of GATX Capital and GATX Logistics.

NOTE H - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, GATX utilizes off-balance sheet financial instruments to manage financial market risk, including interest rate and foreign exchange risk.

At December 31, 1996 GATX had the following off-balance sheet financial instruments (in millions):

                             Notional       Pay          Receive
Interest Rate Swaps          Amount    Rate/Index     Rate/Index     Maturity
--------------------------------------------------------------------------------


GATX pays fixed,
  receives floating         $  907.9     5.097-8.745%    LIBOR       1997-2001

GATX pays floating,
  receives fixed             1,137.0        LIBOR      5.27-7.646%   1997-2006

--------------------------------------------------------------------------------



Currency Forwards and Swaps     Receive      Deliver       Maturity
--------------------------------------------------------------------------------



Canadian dollar swaps           $146.2       C$198.5       2001-2011

--------------------------------------------------------------------------------


GATX had the following interest rate hedge activity (in millions):

                                           Pay                      Pay
Interest Rate Swaps                       Fixed                  Floating
--------------------------------------------------------------------------------

Balance at January 1, 1995               $ 500.0                $  780.0

Additions                                  405.5                   290.0
Maturities                                (100.0)                  (25.0)
                                         --------                --------

Balance at December 31, 1995             $ 805.5                $1,045.0

Additions                                  442.4                   137.0
Maturities                                (340.0)                  (45.0)
                                         --------                --------

Balance at December 31, 1996             $ 907.9                $1,137.0

--------------------------------------------------------------------------------


GATX uses interest rate swaps and forwards to manage its assets and liabilities, to convert floating rate debt to fixed rate debt (or fixed to floating) and to manage interest rate risk associated with the issuance of debt. At GATC, interest rate swaps are utilized to better match the duration of its debt portfolio to the duration of its railcar leases. Railcar assets are financed with long-term fixed rate debt or through sale-leasebacks. However, the railcar assets are placed on lease with average new lease terms of 5 years; the average renewal term is 3 years. Rents are fixed over these lease terms. Interest rate swaps effectively convert GATC's long-term fixed rate debt to fixed rate debt with maturities of 3 months to 3 years. Through the swap program, railcar lease rates are expected to better reflect GATC's interest costs. Also, GATX Capital uses interest rate swaps in addition to commercial paper and floating rate medium-term notes to match fund its floating rate lease and loan portfolio with floating rate borrowings.

In its swaps, GATX agrees to exchange, at specific intervals, the difference between fixed and floating rate interest amounts calculated on an agreed upon notional principal amount. The swaps have in effect converted $229.1 million of long-term fixed rate debt into floating rate debt and $907.9 million of long-term fixed rate debt into 1-3 year fixed rate debt.

The net amount payable or receivable from the interest rate swap agreements is accrued as an adjustment to interest expense. The fair value of its interest rate swap agreements is an estimate of the amount the company would receive or pay to terminate those agreements. At December 31, 1996, GATX would have paid $12.8 million if the swaps were terminated; GATX would have received $28.2 million if the swaps were terminated at December 31, 1995.

GATX has entered into currency swaps to hedge $146.2 million in debt obligations at its Canadian subsidiaries.

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


December 31                         -------1996-------       -------1995-------
--------------------------------------------------------------------------------

                                   Carrying        Fair      Carrying      Fair
(In Millions):                      Amount         Value      Amount       Value
--------------------------------------------------------------------------------


Assets:
   Cash and cash equivalents    $   46.2      $    46.2   $    34.8   $   34.8
   Trade accounts receivables      130.1          130.1       117.0      117.0
   Secured loans                   222.6          219.4       239.9      252.4


Liabilities:
    Accounts payable - trade      312.6           312.6       233.3      233.3
    Short-term debt               243.8           243.8       330.2      330.2
    Long-term debt - variable     122.3           122.3        93.1       93.1
    Long-term debt - fixed      2,314.6         2,405.7     1,757.8    1,923.7
--------------------------------------------------------------------------------


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

NOTE J - PENSION BENEFITS


GATX and its subsidiaries, exclusive of GATX Logistics, Sun Financial and Centron, maintain several noncontributory defined benefit pension plans (the "pension plans") covering substantially all employees. Benefits payable under the pension plans are based on years of service and/or final average salary. The funding policy for the pension plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations.

The net periodic pension cost for the pension plans was determined based on the funds' status at the beginning of the year. Significant assumptions used in determining pension cost for 1994 through 1996 were:

                                                                    1996-1994
--------------------------------------------------------------------------------

Discount rate                                                         7.75%
Expected long-term rate of return on assets                           8.75%
Rate of increase in compensation levels                               5.5%
--------------------------------------------------------------------------------


The components of net periodic pension cost were (in millions):

For the Year                                 1996       1995       1994
--------------------------------------------------------------------------------

Service cost of benefits
    earned during the period                $ 6.5      $  6.0     $  5.6
Interest cost on projected
    benefit obligation                       20.3        19.9       19.4
Actual (gain) loss on plan assets           (33.3)      (49.7)       1.6
Net amortization and deferral                11.2        28.6      (22.5)
                                            -----      ------      ------

Net periodic pension cost                   $ 4.7      $  4.8     $  4.1

--------------------------------------------------------------------------------


The projected benefit obligation was determined based on the funded status at year end. Significant assumptions used in determining the projected benefit obligations were:

                                                                    1996-1994
--------------------------------------------------------------------------------


Discount rate                                                         7.75%
Rate of increase in compensation levels                               5.5%
--------------------------------------------------------------------------------


The funded status of the defined benefit plans and the amounts recognized in GATX's consolidated balance sheet were (in millions):

December 31                                           1996            1995
--------------------------------------------------------------------------------


Actuarial present value of benefit obligation:
         Accumulated benefit obligation
              - vested                               $230.2          $226.8
              - nonvested                               7.2             6.9
                                                     ------          ------
                                                      237.4           233.7
                                                     ------          ------

         Effects of projected future
              compensation levels                      37.3            35.5
                                                      -----          ------

         Projected benefit obligation                 274.7           269.2

         Plan assets at fair market value,
              primarily listed stocks and bonds       290.7           271.6
                                                      -----          ------

Projected benefit obligation
         (less than) in excess of plan assets        $(16.0)         $ (2.4)
                                                      ======          ======

Reconciliation of funded status to recorded amounts:
         Net pension liability included in balance
              sheet                                 $ (4.6)         $ (2.9)
         Unrecognized net asset from transition
              to new pension accounting standard       (.4)            (.4)
         Unrecognized net (gain) loss                (15.1)           (3.5)
         Unrecognized prior service cost               4.1             4.4
                                                     ------          ------

Projected benefit obligation
 (less than) in excess of plan assets               $(16.0)         $ (2.4)
                                                    =======          ======

--------------------------------------------------------------------------------

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

For the Year                                  1996         1995          1994
--------------------------------------------------------------------------------


Contributions to GATX's pension plans         $ 6.2        $ 4.4       $  7.9
Contributions to
     multiemployer pension plans                2.0          1.9          2.1
Contributions to 401(k) plans                   3.6          3.2          2.9

--------------------------------------------------------------------------------



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

Net periodic postretirement benefit cost included the following components (in millions):

For the Year                                     1996         1995        1994
--------------------------------------------------------------------------------


Current service cost                             $  .6       $  .5       $  .5
Interest cost on accumulated
  postretirement benefit obligation                5.3         5.4         6.3
Net amortization and deferral                      (.5)        (.4)        (.1)
                                                  -----       -----       -----

Net periodic postretirement benefit cost         $ 5.4       $ 5.5       $ 6.7
                                                  =====       =====       =====

Discount rate                                      7.75%      7.75%       7.75%

--------------------------------------------------------------------------------


The following table sets forth the amounts recognized in GATX's consolidated balance sheet (in millions):

December 31                                             1996           1995
--------------------------------------------------------------------------------

Accumulated postretirement benefit obligation:
    Retirees                                           $ 60.4         $ 62.5
    Fully eligible active plan participants               3.1            3.3
    Other active plan participants                        6.8            6.1
                                                       ------         ------

Total accumulated
   postretirement benefits obligation                    70.3           71.9

Unrecognized gain                                        13.7           11.6
                                                       ------         ------

Accrued postretirement benefit liability               $ 84.0         $ 83.5
                                                       ======         ======

--------------------------------------------------------------------------------


The accrued postretirement benefit liability was determined using an assumed discount rate of 7.75% for 1996 and 1995.

For measurement purposes, blended rates ranging from 7% decreasing to 5% over the next year and remaining at that level thereafter were used for the increase in the per capita cost of covered health care benefits. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% would increase the accumulated postretirement benefit obligation by $4.1 million and would increase aggregate service and interest cost components of net periodic postretirement benefit cost by $.6 million per year.

NOTE L - INCOME TAXES


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of GATX's deferred tax liabilities and assets were (in millions):

December 31                                             1996      1995
--------------------------------------------------------------------------------

Deferred tax liabilities:
Book/tax basis differences due to depreciation       $  378.4 $  312.8
Leveraged leases                                         67.7     61.1
Lease accounting (other than leveraged)                  45.0     46.8
Other                                                    48.2     38.3
                                                       ------   ------
Total deferred tax liabilities                          539.3    459.0

Deferred tax assets:
Alternative minimum tax credit                           58.7     61.2
Accruals not currently deductible for tax purposes       54.2     56.7
Allowance for possible losses                            44.8     36.3
Postretirement benefits other than pensions              28.8     28.8
Other                                                    13.6     11.2
                                                       ------   ------
Total deferred tax assets                               200.1    194.2
                                                       ------   ------

Net deferred tax liabilities                         $  339.2 $  264.8

--------------------------------------------------------------------------------


At December 31, 1996, GATX had an alternative minimum tax credit of $58.7 million that can be carried forward indefinitely to reduce future regular tax liabilities.

GATX and its United States subsidiaries file a consolidated federal income tax return. Amounts shown as Current - Federal represent taxes payable as determined by the Alternative Minimum Tax. Income taxes consisted of (in millions):

For the Year                     1996                  1995                1994
--------------------------------------------------------------------------------

Current -
    Domestic:
      Federal                  $  24.4              $  27.9             $  35.9
      State and local              2.4                  4.6                 2.5
                               -------              -------             -------
                                  26.8                 32.5                38.4
    Foreign                        2.4                 (1.1)                1.0
                               -------              -------             -------
                                  29.2                 31.4                39.4
                               -------              -------             -------
Deferred -
    Domestic:
      Federal                     18.9                 10.3                 3.1
      State and local              4.9                  3.0                 4.3
                               -------              -------             -------
                                  23.8                 13.3                 7.4
    Foreign                        1.4                  2.9                 2.0
                               -------              -------             -------
                                  25.2                 16.2                 9.4
                               -------              -------             -------

Income tax expense             $  54.4              $  47.6             $  48.8
                               =======              =======             =======

Income taxes paid              $  33.6              $  33.9             $  42.1

--------------------------------------------------------------------------------



The reasons for the difference between GATX's effective income tax rate and the federal statutory income tax rate were:


For the Year                          1996     1995      1994
--------------------------------------------------------------------------------

Federal statutory income tax rate     35.0%    35.0%    35.0%
Add (deduct) effect of:
Corporate owned life insurance        (2.0)    (4.5)    (3.2)
State income taxes                     3.6      4.1      3.8
Foreign income                         1.7      1.3      1.9
Goodwill amortization                  1.1      1.1      1.3
Minority interest                       .3      2.1       .8
Other                                  2.6      1.6      1.8
                                      ----     ----     ----

Effective income tax rate             42.3%    40.7%    41.4%

--------------------------------------------------------------------------------

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

At December 31, 1996, 6,639,271 shares of common stock were reserved for:

                                                                       Shares
--------------------------------------------------------------------------------


Conversion of outstanding preferred stock                             3,967,133
Incentive compensation programs                                       2,653,338
Employee service awards                                                  18,800
                                                                      ---------
                                                                      6,639,271

--------------------------------------------------------------------------------


Holders of $2.50 and $3.875 Cumulative Convertible Preferred Stock and Common Stock are entitled to one vote for each share held. Except in certain instances, all such classes vote together as a single class.

Transactions in preferred stock, common stock, and treasury shares are shown in the following table:


Capital Transactions
(in Thousands, Except Number of Shares)
                                             Preferred Stock                          Common Stock             Cost of Common Shares
                                     Shares        Par        Additional      Shares     Par     Additional  in Treasury (Deduction)
                                                                                                            ------------------------
                                     Issued        Value       Capital        Issued    Value    Capital    Shares        Amount
                                    -------        ------     -------         -------    -----    -------   ------        ------

Balance at January 1, 1994           3,440,551    $ 3,441    $  162,909    22,491,351   $14,057   $149,520 (2,790,954)   $(47,082)
Add (deduct):
Conversion of preferred stock
into common stock                       (2,716)        (3)         (267)        6,789         4                               266
Common stock issued under option,
incentive and service award plans      187,450        117         5,634
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994         3,437,835    $ 3,438    $  162,642    22,685,590   $14,178   $155,420 (2,790,954)   $(47,082)
Add (deduct):
Conversion of preferred stock
into common stock                       (6,815)        (7)          (71)       11,467         7                                70
Common stock issued under option,
incentive and service award plans      199,350        125         6,769
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995         3,431,020    $ 3,431    $  162,571    22,896,407   $14,310   $162,259 (2,790,954)   $(47,082)
Add (deduct):
Conversion of preferred stock
into common stock                      (12,315)       (12)         (334)       30,790        19                               327
Common stock issued under option,
incentive and service award plans      137,577         86         4,181           915        16
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996         3,418,705    $ 3,419    $  162,237    23,064,774   $14,415   $166,767 (2,790,039)   $(47,066)
------------------------------------------------------------------------------------------------------------------------------------

NOTE N - INCENTIVE COMPENSATION PLANS


THE 1995 PLAN The GATX Corporation 1995 Long Term Incentive Compensation Plan (the 1995 Plan) contains provisions for the granting of non-qualified stock options, incentive stock options, stock appreciation rights (SARs), cash and common stock individual performance units (IPUs), restricted stock rights, restricted common stock and performance awards. An aggregate of 1,500,000 shares of common stock may be issued under the 1995 Plan. As of December 31, 1996, 986,190 shares are available for issuance under the 1995 Plan.

Non-qualified stock options and incentive stock options may be granted for the purchase of common stock for periods not longer than ten years from the date of grant. The exercise price will be not less than the higher of market value at date of grant or par value of the common stock. All options become exercisable commencing on a date no earlier than one year from the date of grant.

SARs can be issued in conjunction with non-qualified or incentive stock options and entitle the holder to receive the difference between the option price and fair market value of the common stock at time of exercise, either in shares of common stock, cash, or a combination of the two at GATX's discretion. Exercise of SARs results in cancellation of the underlying options. During 1996, no SARs were issued and none were outstanding.

IPUs may be granted to key employees and, if predetermined performance goals are met, will be redeemed in cash and common stock, as applicable, with the redemption value determined in part by the fair market value of the common stock as of the date of redemption and in part by the extent to which pre-established performance goals have been achieved. A total of 11,537 IPUs were granted during 1996 and 31,864 IPUs in total were outstanding at the end of the year. In 1996, 19,752 shares of common stock and $.5 million in cash were paid to the participants in redemption of previously issued IPUs.

Restricted stock rights may be granted to key employees entitling them to receive a specified number of shares of restricted common stock. The recipients of restricted common stock are entitled to all dividends and voting rights, but the shares are not transferable prior to the expiration of a "restriction period" as determined at the discretion of the Compensation Committee of the Board of Directors. Performance Awards are granted to employees who have been granted restricted stock rights or restricted common stock, but these Awards may not exceed the market value of the restricted common stock when restrictions lapse. The Performance Awards provide cash payments if certain criteria and earnings goals are met over a predetermined period. During 1996, no grants or payments were made.

THE 1985 PLAN Stock options are outstanding under the GATX Corporation 1985 Long Term Incentive Compensation Plan (the 1985 Plan), as amended, but no additional options, stock or awards may be issued thereunder. At December 31, 1996, 176,142 shares of common stock were reserved for grants previously made under the 1985 Plan.

Data with respect to both plans are set forth below:

--------------------------------------------------------------------------------

                                   Number of
                                  Shares Under
                                Stock Option Plans
                                1996          1995        Price Per Share
--------------------------------------------------------------------------------

Outstanding at
     January 1,                1,425,475       1,316,675      $14.53-$50.5625
Granted                          374,200         316,000     46.3125-50.5625
Exercised or issued            (117,775)       (198,950)     14.5300-41.8125
Canceled                        (14,750)         (8,250)     41.8125-47.5625

--------------------------------------------------------------------------------


Outstanding at

     December 31,             1,667,150       1,425,475       $16.34-$50.6525

--------------------------------------------------------------------------------


Outstanding at
     December 31,
         by year granted:
              1986-1987           22,000          35,000      $16.345-$19.47
              1988                45,000          60,500              25.655
              1989                79,800          97,050             29.9375
              1990                71,250          93,750               19.94
              1991               149,900         160,400       26.13-28.1875
              1992               142,500         159,075               25.50
              1993               210,600         222,300             37.6875
              1994               268,650         281,400             41.8125
              1995               306,500         316,000     47.5625-50.5625
              1996               370,950                     46.3125-49.8125

--------------------------------------------------------------------------------



Total                          1,667,150       1,425,475     $16.345-$50.5625
--------------------------------------------------------------------------------


Options exercisable at
     December 31               1,207,950       1,109,475

--------------------------------------------------------------------------------


Options available
     for future grant at
     December 31                 986,190       1,365,392
--------------------------------------------------------------------------------


ACCOUNTING FOR STOCK OPTIONS GATX has elected to follow  Accounting  Principles
Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. Under these guidelines, no compensation expense is recognized because the exercise price of GATX's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and has been determined as if GATX had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black- Scholes option pricing model with the following assumptions for 1995 and 1996: dividend yield of 3.6%; volatility factor of the expected market price of GATX's common stock of .15; expected life of the option of 5 years; and a weighted average risk-free interest rate for 1995 of 5.9%; and for 1996 of 6.1%.


The Black-Scholes model, one of the most frequently referenced models to value options, was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because GATX's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. The resultant proforma net income and earnings per share were (in millions except for earnings per share information):

                                             1996                        1995
                                             ----                        ----

Pro forma net income                        $101.6                      $100.7

Pro forma earnings per share:
     Primary                                  $4.31                       $4.29
     Fully diluted                            $4.15                       $4.13

Because SFAS 123's provisions are prospective (retroactive application is prohibited), awards granted prior to 1995 are not considered in the above pro forma amounts. Additionally, because options granted in 1995 and 1996 generally vest over a three year period, neither the 1995 nor 1996 pro forma amounts reflect a full annualized effect.


NOTE O - COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT
RISK

GATX's revenues are derived from a wide range of industries and companies. However, approximately 44% of total consolidated revenues are generated from the transportation or storage of products for the chemical and petroleum industries. In addition, approximately 14% of GATX's assets consist of commercial aircraft operated by various domestic and international airlines.

Under its lease agreements, GATX retains legal ownership of the asset except where such assets have been financed by sale- leasebacks. With loan financings, the loan is collateralized by the equipment. GATX performs credit evaluations prior to approval of a lease or loan contract. Subsequently, the creditworthiness of the customer and the value of the collateral are monitored on an ongoing basis. GATX maintains an allowance for possible losses and other reserves to provide for potential losses which could arise should customers become unable to discharge their obligations to GATX and to provide for permanent declines in investment value.

At December 31, 1996, GATX had commitments of $305 million for orders and options by aircraft joint ventures for 33 new aircraft to be delivered between 1997-2001. In addition, GATX has issued $161 million of residual and rental guarantees. GATX also has firm commitments to acquire railcars and to upgrade terminal and repair facilities totaling $121 million.

GATX and its subsidiaries are engaged in various matters of litigation and have a number of unresolved claims pending, including proceedings under governmental laws and regulations related to environmental matters. While the amounts claimed are substantial and the ultimate liability with respect to such litigation and claims cannot be determined at this time, it is the opinion of management that damages, if any, required to be paid by GATX and its subsidiaries in the discharge of such liability are not likely to be material to GATX's consolidated financial position or results of operations.

GATX Corporation and Subsidiaries
Quarterly Results of Operations (Unaudited)




--------------------------------------------------------------------------------


                                                                    Net Income
                                Operating                Net         Per Share,
In Millions,           Gross   Expenses and   Net      Income        Assuming
Except Per Share Data  Income  Depreciation  Income   Per Share(A)  Dilution(A)
--------------------------------------------------------------------------------


1996
First Quarter       $    303.6 $   193.3   $    24.7 $      1.05  $    1.01
Second Quarter           337.8     212.6        25.7        1.09       1.05
Third Quarter            367.8     222.8        33.4        1.47       1.37
Fourth Quarter           405.2     263.5        18.9         .76        .76(B)
                        --------  -------     -------   --------   --------

Total               $  1,414.4 $   892.2   $   102.7 $      4.37  $    4.19
--------------------------------------------------------------------------------


1995
First Quarter      $    290.8 $   179.5    $   25.7  $     1.11   $   1.06
Second Quarter          317.1     196.1        29.9        1.31       1.23
Third Quarter           315.5     203.5        26.5        1.13       1.08
Fourth Quarter          323.0     214.1        18.7         .75        .75(B)
                      --------   -------      -------   --------   --------

Total              $  1,246.4 $   793.2    $  100.8  $     4.30   $   4.13
--------------------------------------------------------------------------------

(A) Quarterly results may not be additive, as per share amounts are computed independently for each quarter and the full year based on the respective weighted average common shares and common stock equivalents outstanding.

(B) Conversion of preferred stock is excluded from computation of fully diluted earnings because of antidilutive effect.



Common and Preferred Stock Information
--------------------------------------------------------------------------------

GATX common shares are listed on the New York, Chicago and London Stock Exchanges under ticker symbol GMT. Shares of both series of $2.50 Cumulative Convertible Preferred Stock and $3.875 Cumulative Convertible Preferred Stock are listed on the New York and Chicago Stock Exchanges.

The approximate number of holders of record of Common Stock, $2.50 Cumulative Convertible Preferred Stock and $3.875 Cumulative Convertible Preferred Stock as of February 28, 1997 was 3,774, 129 and 237, respectively. The following table shows the reported high and low sales price of GATX common and preferred shares on the New York Stock Exchange, the principal market for GATX shares, and the dividends declared per share:

                                            $2.50 Cumulative   $3.875 Cumulative
                                               Convertible        Convertible
                          Common Stock       Preferred Stock    Preferred Stock
                        High        Low       High       Low       High      Low
--------------------------------------------------------------------------------


1996
First Quarter        $    51.25$    44.00$    124.25$   124.25$   59.50$   54.25
Second Quarter            48.37     43.00     116.50    116.25    58.50    53.88
Third Quarter             49.12     43.00     116.50    116.25    59.38    55.25
Fourth Quarter            51.25     46.12     125.50    119.00    59.50    56.25

Annual
Dividends Declared         $     1.72          $     2.50        $      3.875
--------------------------------------------------------------------------------


1995
First Quarter        $    47.25$    40.37$    120.00$    95.00$    55.62$  50.50
Second Quarter            47.12     42.12     125.00    100.00     56.00   52.25
Third Quarter             54.25     47.00     140.00    107.00     63.00   55.50
Fourth Quarter            52.87     47.25     138.00    114.00     61.50   56.00

Annual
Dividends Declared        $     1.60            $     2.50       $      3.875
--------------------------------------------------------------------------------


Selected Financial Data
------------------------------------------------------------------------------------------------------------------------

GATX Corporation and Subsidiaries
In Millions, Except Per Share Data                          1996         1995          1994        1993        1992
------------------------------------------------------------------------------------------------------------------------


Results of Operations
Gross income .......................................   $   1,414.4    $ 1,246.4    $ 1,155.0    $ 1,086.9    $ 1,019.1
Costs and expenses .................................       1,285.7      1,129.4      1,037.2        982.5      1,004.2
                                                         ----------   ----------   ----------   ----------   ----------
Income before income taxes, equity
   in net earnings of affiliated companies
   and cumulative effect of accounting changes .....         128.7        117.0        117.8        104.4         14.9
Income taxes .......................................          54.4         47.6         48.8         51.4          9.6
                                                         ----------   ----------   ----------   ----------   ----------
Income before equity in net
   earnings of affiliated companies and
   cumulative effect of accounting changes .........          74.3         69.4         69.0         53.0          5.3
Equity in net earnings of affiliated companies .....          28.4         31.4         22.5         19.7         24.0
                                                         ----------   ----------   ----------   ----------   ----------
Income before cumulative
   effect of accounting changes ....................         102.7        100.8         91.5         72.7         29.3
Cumulative effect of accounting changes ............          --           --           --           --          (45.8)
                                                         ----------   ----------   ----------   ----------   ----------

Net income (loss) ..................................   $     102.7    $   100.8    $    91.5    $    72.7    $   (16.5)
                                                         ==========   ==========   ==========   ==========   ==========

Per Share Data
Net income (loss) applicable to
   common stock, as adjusted .......................   $       89.5   $    87.6    $    78.2    $    59.4    $   (29.8)
Per share of common stock
   and common stock equivalents:
       Income before cumulative
           effect of accounting changes ............   $        4.37  $     4.30   $     3.88   $     2.99   $      .82
       Cumulative effect of accounting changes .....            --           --           --           --          (2.35)
                                                           ----------   ----------   ----------   ----------   ----------
Net income (loss) ..................................   $        4.37  $     4.30   $     3.88   $     2.99   $    (1.53)
       Shares used in computation (in thousands) ...           20,483     20,359       20,153       19,894       19,441
Pershare  assuming  conversion,  except  in 1993 and
   1992, of all outstanding
   preferred stock:
Net income (loss), fully diluted ...................   $        4.19  $     4.13   $     3.78   $     2.99   $    (1.53)
       Shares used in computation (in thousands) ...           24,499       24,386       24,216       19,894       19,441
Dividends declared per share of common stock .......   $        1.72  $     1.60   $     1.50   $     1.40   $     1.30
                                                            ==========   ==========   ==========   ==========   ==========

---------------------------------------------------------------------------------------------------------------------------



Selected Financial Data (Continued)
---------------------------------------------------------------------------------------------------

GATX Corporation and Subsidiaries
In Millions, Except Per Share Data          1996         1995         1994       1993        1992
---------------------------------------------------------------------------------------------------


Financial Condition
Total assets ........................   $   4,750.2 $   4,042.9 $   3,650.7 $   3,392.1 $   3,426.3
Total long-term debt and
   capital lease obligations ........       2,664.1     2,092.5     1,805.1     1,713.8     1,724.6
Shareholders' equity ................         774.9       717.8       662.4       589.9       557.6
Common shareholders' equity .........         609.2       551.8       496.1       423.6       391.2
Common shareholders' equity per share         29.58       26.88       24.30       20.78       19.27
---------------------------------------------------------------------------------------------------


                       Management Discussion and Analysis:
                              1995 Compared To 1994

The following discussion analyzes GATX's comparative performance for the years ended December 31, 1995 and 1994. This information should be read in conjunction with the consolidated financial statements on pages 42, 44 and 46. The discussion of the comparative results of GATX's operations for the years ended December 31, 1996 and 1995 is presented in the management discussion and analysis on pages 35, 36, 37, 43, 45, 47, 48 and 49, and the financial data of business segments on pages 38 through 41.

GATX reported record net income of $101 million or $4.30 per common share for the year ended December 31, 1995 compared to $91 million or $3.88 per common share for 1994. The improvement was principally due to record earnings at
Transportation, Capital and American Steamship and improved earnings at Logistics. Terminals' net income decreased slightly from 1994's record level. GATX's return on common equity for 1995 was 16.7% compared to 17.0% in 1994.

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

Transportation invested $350 million in the railcar fleet versus $264 million in 1994; $28 million also was invested in operations in Mexico and Europe and $15 million in a multi-year program to significantly upgrade its repair facilities versus $18 million in 1994.

FINANCIAL SERVICES Capital's gross income of $218 million increased $11 million from 1994. The increase was principally due to higher asset remarketing income, largely from the remarketing of rail equipment from both owned and managed portfolios which generated increased disposition gains and fee income. Fee income increased $9 million. Pretax disposition gains were $33 million compared to $21 million in 1994. Lease income decreased $4 million due to the return of four aircraft at lease termination in early 1995 and the sale of an interest in two aircraft which were on lease; these were partially offset by revenues generated as a result of the acquisition in November of Sun Financial, a technology- focused finance company, and the impact of overall increased lease volume. Interest income decreased $4 million primarily as the result of prepayment premiums received in 1994.

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

Portfolio investments at Capital of $388 million were $109 million higher than in 1994 primarily due to higher spending on the air and rail portfolios and the acquisition of Sun Financial.

TERMINALS AND PIPELINES Terminals' gross income of $313 million increased 3% over 1994 reflecting incremental revenues from newly-acquired terminals and strong petroleum activity in the first half of 1995, especially in the Los Angeles market. However, revenues in the latter part of the year were less than in 1994 as a result of lower worldwide petroleum storage demand, significantly lower utilization of tanks in the Northeast due to reduced buildup of heating oil inventories, and lower demand and price competition in Los Angeles. Revenues from chemical markets remained strong. The non- strategic Wyco pipeline was sold early in 1995. Capacity utilization at Terminals' wholly-owned facilities was 85% at the end of 1995 compared to 94% a year earlier, reflecting the effects of lower industry-wide petroleum inventory levels and tanks out of service for repairs and upgrades. Throughput was 655 million barrels compared to 671 million barrels the year before. Incremental throughput from newly-acquired terminals was offset by the absence of throughput at Wyco. Lower overall throughput reflected mild weather in early 1995, lower blending activity, refinery turnarounds, tanks out of service, and a contract termination with a large customer.

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

Terminals invested $149 million compared to $154 million in 1994 for tank construction, facility improvements and expansion, and the acquisition of terminal facilities.

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

Logistics' capital spending of $6 million was down $2 million from a year ago.

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




GATX LOCATION OF OPERATIONS                   GATX Corporation and Subsidiaries
-----------------------------------------------------------------------------------------------------------------------

GENERAL                  Headquarters                  Location of Service                Mobile Service Units
AMERICAN                 Chicago, Illinois             Facilities                         Mobile, Alabama
TRANSPORTATION                                         Colton, California
CORPORATION              Business Offices              Major Service Centers              Macon, Georgia
                         Glendale, California          Colton, California                 East Chicago, Indiana
                         Atlanta, Georgia              Waycross, Georgia                  Good Hope, Louisiana
                         Chicago, Illinois             East Chicago, Indiana              Carteret, New Jersey
                         Hackensack, New Jersey        Hearne, Texas                      Las Cruces, New Mexico
                         Pittsburgh, Pennsylvania      Tierra Blanca, Mexico              Albany, New York
                         Houston, Texas                Red Deer Alberta                   Galena Park, Texas
                         Mexico City, Mexico           Montreal, Quebec                   Olympia, Washington
                         Calgary, Alberta              Moose Jaw, Saskatchewan            Tierra Blanca, Mexico
                         Toronto, Ontario                                                 Red Deer, Alberta
                         Montreal, Quebec              Mini Service Centers               Montreal, Quebec
                                                       Muscle Shoals, Alabama             Moose Jaw, Saskatchewan
                                                       White Springs, Florida
                                                       Terre Haute, Indiana
                                                       Plaquemine, Louisiana
                                                       Midland, Michigan
                                                       Cincinnati, Ohio
                                                       Ivorydale, Ohio
                                                       Masury, Ohio
                                                       Catoosa, Oklahoma
                                                       Copper Hill, Tennessee
                                                       Freeport, Texas (2)
















----------------------------------------------------------------------------------------------------------------------

GATX                     Headquarters                  Sydney, Australia                  Joint Venture Locations
CAPITAL                  San Francisco, California     Toronto, Canada                    Sydney, Australia
CORPORATION                                            Blagnac, France                    South Ruislip, United Kingdom
                         Offices                       Frankfurt, Germany
                         Tampa, Florida                Singapore, Republic of Singapore
                         Chicago, Illinois             Tokyo, Japan
                         Eden Prairie, Minnesota












----------------------------------------------------------------------------------------------------------------------

GATX                     Headquarters                  Pipeline Locations                 Terminal Joint Venture Locations
TERMINALS                Chicago, Illinois                                                Antwerpen/Lillo, Belgium
CORPORATION                                            Calnev Pipe Line                   Lanshan, China
                         Domestic Terminal Locations   Adelanto, California               Kawasaki, Japan
                         Carson, California            Barstow, California                Kobe, Japan
                         Los Angeles, California       Colton, California                 Yokohama, Japan
                         Richmond, California          Las Vegas, Nevada                  Altamira, Mexico
                         San Pedro, California                                            Jurong Town, Singapore
                         Orlando, Florida              Central Florida Pipeline           Pulau Busing, Singapore
                         Port Everglades, Florida      Orlando, Florida                   Barcelona, Spain
                         Tampa, Florida                Tampa, Florida                     Bilbao, Spain
                         Argo, Illinois                                                   Tarragona, Spain
                         Norco, Louisiana              Olympic Pipeline                   Valencia, Spain
                         Carteret, New Jersey          Renton, Washington                 Seal Sands, United Kingdom
                         Paulsboro, New Jersey                                            Wymondham, United Kingdom
                         Staten Island, New York       Manchester Jet Line
                         Portland, Oregon (2)          Manchester, United Kingdom
                         Philadelphia, Pennsylvania
                         Galena  Park, Texas           International Terminal Locations
                         Pasadena, Texas               Wholly-owned
                         Seattle, Washington           Avonmouth, United Kingdom
                         Vancouver, Washington         Belfast, United Kingdom
                                                       Eastham, United Kingdom
                                                       Glasgow, United Kingdom
                                                       Grays, United Kingdom
                                                       Leith, United Kingdom
                                                       Runcorn, United Kingdom
















----------------------------------------------------------------------------------------------------------------------

GATX                     Headquarters                  Indianapolis, Indiana-CW           Cleveland, Ohio-CW,T,S
LOGISTICS,               Jacksonville, Florida         Lexington, Kentucky-2 CW,T,S       Columbus, Ohio-4 CW,T
INC.                                                   Shreveport, Louisiana-CW,T         Oklahoma City, Oklahoma-CW,T
                         Number of Locations and       Baltimore, Maryland-CW             Philadelphia, Pennsylvania-2 CW,PW,
106 Facilities with      Services Offered              Grand Rapids, Michigan-2 CW,T           T,S,SL
21.5 Million Square Feet Los Angeles, California-10    Kalamazoo, Michigan-T              Memphis, Tennessee-2 CW,T
                              CW,PW,T,S,SL             Gulfport, Mississippi-CW           Dallas, Texas-7 CW,PW,T,S
CW=Contract Warehousing  Stockton, California-2 CW,T   St. Louis, Missouri-PW,T           El Paso, Texas-3 CW
 T=Transportation        Walnut, California-2 PW,T     Greensboro, North Carolina-        Fort Worth, Texas-CW
PW=Public Warehousing    Denver, Colorado-CW,T              7 CW,PW,T                     Clearfield, Utah-2 PW,T,SL
 S=Sales                 Jacksonville, Florida-        Winston-Salem, North Carolina-     Seattle, Washington-3 CW,T
 SL=Subleased                 3 CW,PW,T,S,SL                4 CW,PW,T,S,SL                Racine, Wisconsin-CW
                         Atlanta, Georgia-13 CW,       New York, New York-CW              Toronto, Canada-CW,T
                              PW,T,S                   Syracuse, New York-8 PW,T,S,SL     Mexico City, Mexico-2 PW,T
                         Chicago, Illinois-9 CW,PW,    Akron, Ohio-PW,T
                              T,S,SL
                         Normal, Illinois-4 CW,T
                         Richmond, Indiana-CW,T



















-------------------------------------------------------------------------------------------------------------------

AMERICAN                 Headquarters                  Vessels                            M/V Adam E. Cornelius
STEAMSHIP                Williamsville, New York       M/V Indiana Harbor                 M/V American Republic
COMPANY                                                M/V Walter J. McCarthy,Jr.         M/V Buffalo
                         Regional Office               M/V St. Clair                      M/V Sam Laud
                         Toledo, Ohio                  M/V American Mariner               Str. John J. Boland

                                                       M/V H. Lee White
                                                       M/V Charles E. Wilson

















GATX OFFICERS AND DIRECTORS                                                GATX Corporation and Subsidiaries

---------------------------------------------------------------------------------------------------------------

GATX OFFICERS                      GATX BOARD OF DIRECTORS                 GATX SUBSIDIARIES

Ronald H. Zech                     Franklin A. Cole 3,4                    General American
Chairman and Chief                 Chairman of the Board                   Transportation Corporation
Executive Officer                  Croesus Corporation                     D. Ward Fuller, President

David B. Anderson                  James M. Denny 1,2                      GATX Capital Corporation
Vice President,                    Managing Director, William Blair        Joseph C. Lane, President
Corporate Development,             Capital Partners, LLC
General Counsel and                                                        GATX Terminals Corporation
Secretary                          Richard M. Fairbanks 1,4                John F. Chlebowski, Jr., President
                                   Managing Director of Domestic &
William L. Chambers                International Issues,                   GATX Logistics, Inc.
Vice President,                    Center for Strategic &                  Joseph A. Nicosia, President
Human Resources                    International Studies
                                                                           American Steamship Company
Gail L. Duddy                      William C. Foote 1,4                    Ned A. Smith, President
Vice President, Compensation       Chairman, President and Chief
and Benefits                       Executive Officer, USG Corporation

David M. Edwards                   Deborah M. Fretz 3,4
Vice President Finance,            Senior Vice President, Logistics, Sun
Chief Financial Officer            Company, Inc.

Brian A. Kenney                    Richard A. Giesen 2,3
Vice President and Treasurer       Chairman and Chief Executive Officer,
                                   Continental Glass & Plastic, Inc.
Ralph L. O'Hara
Controller                         Miles L. Marsh 1,4
                                   Chairman, President and Chief
                                   Executive Officer,
                                   James River Corporation

                                   Charles Marshall 2,3
                                   Retired: Former Vice Chairman of the
                                   Board, American Telephone and
                                   Telegraph Company

                                   Michael E. Murphy 1,2
                                   Vice Chairman and Chief Administrative
                                   Officer, Sara Lee Corporation

                                   Ronald H. Zech
                                   Chairman and Chief Executive Officer,
                                   GATX Corporation


                                   1Member, Audit Committee
                                   2Member, Compensation Committee
                                   3Member, Nominating Committee
                                   4Member, Retirement Funds Review





GATX Corporate Information                 GATX Corporation and Subsidiaries


--------------------------------------------------------------------------------


ANNUAL MEETING
Friday, April 25, 1997, 9:00 a.m.
GATX Corporation
500 West Monroe Street
Chicago, Illinois 60661-3676

FINANCIAL INFORMATION & PRESS RELEASES: A copy of the company's annual report on Form 10-K for 1996 and selected other information are available without charge.

Corporate information and press releases may be found at Internet address http://www.gatx.com.

A variety of current financial information, historical financial information, press releases and photographs are available at this site. GATX press releases may be obtained by automated PR News Company News On-Call's automated fax service at (800)758-5804. The company identification number for GATX is 105121.

INQUIRIES
Inquiries regarding dividend checks, the dividend reinvestment plan, stock certificates, replacement of lost certificates, address changes, account consolidation, transfer procedures and year-end tax information should be addressed to GATX Corporation's Transfer Agent and Registrar:

ChaseMellon Shareholder Services,
Stock Transfer Department
450 West 33rd Street
New York, NY 10001-2697
Telephone: (800) 647-4273

Information relating to shareholder ownership, dividend payments, or share transfers:

Janet M. Dongarra, Assistant Corporate Secretary
Law Department
Telephone: (312) 621-6603
Email: jmdongar@gatx.com


GATX Corporation welcomes and encourages questions and comments from its shareholders, potential investors, financial professionals and the public at large. To better serve interested parties, the following GATX personnel may be contacted by telephone, fax and/or writing. To request published financial information and financial reports, contact:

GATX CORPORATION
Investor Relations Department
500 West Monroe Street
Chicago, Illinois 60661-3676
Telephone: (800) 428-8161
Automated request line for materials:  (312) 621-6300
Janet Bower, Communications Coordinator
(312) 621-4297       FAX: (312) 621-6698
Email: jmbower@gatx.com

Analysts, institutional shareholders and financial community professionals:

George S. Lowman, Director of Communications
Telephone: (312) 621-6599
Fax: (312) 621-6698
Email: gslowman@gatx.com

Questions regarding sales, service or lease information:

General American Transportation Corporation - (312) 621-6564

GATX Capital Corporation -(415) 955-3200

GATX Terminals Corporation -(312) 621-8032

GATX Logistics, Inc. -(904) 396-2517

American Steamship Company -(716) 635-0222

INDEPENDENT AUDITORS
Ernst & Young LLP