Form 10-K, Exhibit 13
period 1997-12-31
GATX CORP
filed 1998-03-19
CIK 40211

GATX REVIEW OF FINANCIAL OPERATIONS
GATX Corporation and Subsidiaries
--------------------------------------------------------------------------------

Reports of GATX Management and of Ernst & Young LLP, Independent Auditors.....30

Management Discussion and Analysis: 1997 Compared to 1996 (Continued on pages
39, 41 and 43)................................................................31

Financial Data of Business Segments...........................................34

Statements of Consolidated Operations and Reinvested Earnings.................38

Consolidated Balance Sheets...................................................40

Statements of Consolidated Cash Flows.........................................42

Notes to Consolidated Financial Statements....................................46

Quarterly Results of Operations (Unaudited) and Common and Preferred Stock
Information...................................................................61

Selected Financial Data.......................................................62

Management Discussion and Analysis: 1996 Compared to 1995.....................64

--------------------------------------------------------------------------------

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

REPORT OF GATX MANAGEMENT

To Our  Shareholders:

The management of GATX Corporation has prepared the accompanying consolidated financial statements and related information included in this 1997 Annual Report to Shareholders and has the primary responsibility for the integrity of this information. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include certain amounts which are based on estimates and informed judgments of management.

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



        Ronald H. Zech
   Chairman, President and
   Chief Executive Officer



        David M. Edwards
     Vice President Finance
   and Chief Financial Officer



        Ralph L. O'Hara
         Controller and
    Chief Accounting Officer


--------------------------------------------------------------------------------

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To the Shareholders and Board of Directors of GATX Corporation:  We have audited
the   accompanying   consolidated   balance  sheets  of  GATX Corporation and
subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated operations and reinvested earnings and consolidated cash flows for each of the three years in the period ended December 31, 1997. These financial
statements   are  the   responsibility   of  the   company's management.  Our
responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GATX Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP



Chicago, Illinois
January 27, 1998

                       Management Discussion and Analysis
                             1997 Compared to 1996
                       GATX Corporation and Subsidiaries


GATX reported a net loss of $51 million or $2.55 per share, on a diluted basis, for the year ended December 31, 1997 compared to net income of $103 million or $4.20 per share for 1996. The basic per share loss was $2.55 compared to per share earnings of $4.43 in the prior year.

During 1997, strategic decisions resulted in a $163 million after-tax restructuring charge related to the Terminals and Pipelines and the Logistics and Warehousing segments. The changed market environment which Terminals serves required aggressive action to revitalize operations and includes the sale or closure of the Staten Island terminal as well as seven terminals in the United Kingdom. Additionally, adjustments were made to the carrying costs of other smaller facilities. The after-tax restructuring charge attributable to Terminals was $124 million. Logistics continued to implement its strategy of providing integrated logistics solutions while reducing its role in the lower margin, public warehousing business. To better reflect the economics of this strategic direction, a $39 million after-tax charge was taken to write-down the carrying value of goodwill relating to certain past warehousing acquisitions.

Before the effects of the $163 million after-tax charge, income was $112 million, with earnings per share on a diluted and basic basis of $4.51 and $4.67 respectively. These operating earnings reached a record level with four of GATX's five subsidiaries achieving record results. On the $112 million of total earnings, GATX achieved a return on equity of 14.0%, up slightly from 13.8% in 1996.

(In Millions)                            - - - - - -(Loss) Income- - - - - -
                                                1997           1996
                                                ----           ----

Income before restructuring                    $111.9         $102.7
Restructuring:
  Terminals                                    (123.8)            --
  Logistics                                     (39.0)            --
--------------------------------------------------------------------------------
                                               (162.8)            --

Net (Loss) Income                              $(50.9)        $102.7
================================================================================

The comparative performance for 1996 versus 1995 is discussed in the prior year's management discussion on pages 64-66 of this report.

Railcar Leasing and Management Transportation's gross income of $477 million increased by $49 million from 1996. The full year effect of the mid-1996 acquisition of the remaining 55% interest in CGTX accounted for $28 million of the revenue increase with the balance attributable to a larger U.S. fleet and improved rental rates. Prior to GATX acquiring the remaining interest, CGTX had been accounted for as an affiliate. Railcar additions continued to be strong in 1997 with 4,800 cars added to the North American fleet, reaching a total of 78,000 cars on lease. With a total fleet of 81,100 cars, utilization ended the year at 96%, up from 95% at the end of 1996. Fleet additions in 1998 are expected to remain strong. In addition to the North American fleet, during 1997 Transportation purchased a 40% interest in KVG Kesselwagen Vermietgesellschaft mbH ("KVG"), a German and Austrian-based tank car and specialty railcar leasing company that owns and manages approximately 9,400 railcars in Europe.

Record net income of $74 million increased by 10% over 1996 reflecting the higher revenues and the full year impact of CGTX, partially offset by higher repair costs and other operating and asset ownership expenses. Operating margins improved by 14% as the growth in revenues exceeded the increase in fleet repair costs and SG&A expenses.

Repair costs increased 7% due to the larger fleet size but decreased as a percentage of revenue from 1996 due in part to the mix of cars and the types of repairs completed. Throughput days, the time it takes a railcar to be repaired through the Transportation repair network, remained at the 1996 average of 32 days. Asset ownership costs, consisting of operating lease rents, depreciation, and interest expense, increased as a result of the growing fleet. Equity in earnings of affiliates declined from 1996 due to the aforementioned change in accounting for CGTX.

Financial Services Gross income of $584 million for 1997 increased sharply from 1996 driven by higher technology equipment sales, lease income, and gains on sale of assets. Of the $247 million or 73% overall increase from last year, $171 million was attributable to technology equipment sales. A full year of technology equipment sales was recorded in 1997 whereas 1996 included only two months; Capital acquired the remaining 50% of Centron that it did not already own in October 1996. Lease income grew by $50 million, in large part due to increased volume at Sun Financial, another Capital technology subsidiary, as well as Centron. Gains on sales of assets for 1997 were at a record level of $69 million, or $33 million more than last year. Because the timing of such sales is dependent on changing market conditions, gains on sales of assets do not occur evenly from period to period. It is presently expected that gains for 1998 will not occur at 1997's record level, with other sources of gross income continuing to grow.

Net income for 1997 was a record $54 million, a 17% improvement over last year's results, with gains on sale of assets generating much of the increase. Centron and Sun Financial revenues were substantially offset by asset ownership and human resource costs necessary to grow these technology businesses. Record investment volume of $866 million, including over $200 million for Sun Financial, led to depreciation expense increasing by $36 million and interest expense increasing by $11 million. Included in the investment volume was the $368 million Pitney Bowes transaction, the largest in GATX Capital's history. SG&A, which for the first time in 1997 included a full year of Centron's results, also increased due to higher incentive compensation, transaction costs, and administrative expenses.

The provision for possible losses of $11 million decreased $2 million from 1996. The allowance for possible losses increased to $122 million, representing 5.8% of net investments, as compared to 6.6% at the end of last year.

Equity earnings increased by $3 million to $17 million despite Centron no longer being accounted for as a joint venture for 1997. During 1997, Capital recorded equity earnings from three new joint ventures, including two aircraft partnerships and the newly-formed joint venture with Pitney Bowes. Equity earnings also increased at Locomotive Leasing Partners, a joint venture established in 1996 with the Electro-Motive Division of General Motors.

Capital continued to manage and change its portfolio mix during 1997, with aircraft now representing a proportionally smaller part of total assets while the rail and technology sectors grew. Strategic aircraft sales, the Pitney Bowes transaction (primarily rail assets), and substantial Sun Financial (technology) investment volume were the drivers of the change in asset concentrations.

Terminals and Pipelines Terminals' gross income for 1997 of $293 million was 2% less than 1996 primarily due to the continued softness in both the domestic and international petroleum markets. In general, the petroleum market was characterized by competitive pricing pressures as refineries continued to produce on a just-in-time basis thereby reducing the demand for storage. Gross income related to services provided to the chemical market remained steady with 1996 while pipeline revenues improved slightly. Terminals' pipelines serve the growing Nevada and Florida markets. While throughput of petroleum products remained strong, rates further declined from the 1996 levels. Throughput for 1997, defined as barrels delivered to customers, of 639 million barrels at wholly-owned locations remained steady with 1996. Average storage utilization for the year was 91%, an improvement from 86% last year.

Terminals' net loss for 1997 was $116 million, including the effects of a $124 million after-tax restructuring charge. On an operating basis, Terminals' 1997 income of $8 million declined from last year's $13 million. The difficult petroleum market conditions resulted in a 4% decrease in operating margin from last year. Overall operating costs and SG&A expenses decreased by 1% from 1996. Fixed asset ownership costs, which include interest and depreciation, increased to 38% of revenue from 35% last year primarily due to the full year impact of significant facility and infrastructure investments made in 1996. Equity in earnings from affiliates of $13 million increased by $1 million from 1996 reflecting improved results primarily from European chemical markets. Asian results approximated last year, with improvement in the chemical market offset by foreign exchange rate variances.

During the fourth quarter of 1997, Terminals recorded an after-tax provision of $124 million reflecting the results of a strategic review. Initial steps were taken to sell or close certain locations including the Staten Island terminal and seven storage facilities which make up GATX Terminals Limited in the United Kingdom. Additionally, adjustments were made to the carrying cost of certain other locations where conditions indicated that asset values were impaired.

Logistics and Warehousing Logistics' gross income of $256 million decreased 4% due to the impact of lost business and slower production periods by certain customers. New customers and increased business with existing customers somewhat offset this decrease. Total warehouse capacity at year-end of 21.4 million square feet was in-line with last year.
Space utilization of 95% improved by 4% from last year.

Logistics' net loss for 1997 was $38 million, including the effects of a $39 million after-tax charge related to the write-down of goodwill relating to certain past acquisitions involved in public warehousing to better reflect the economics of that sector of the industry. On an operating basis, Logistics' 1997 income of $1.4 million grew from last year's $.9 million. Operating margins for 1997 improved to 10.0% from 9.6% in 1996 due to replacing some of the lost public warehousing business with more profitable contract logistics business, productivity improvements, and reduced empty space.

Logistics is proceeding with its strategy of providing integrated logistics solutions to an expanding customer base and steadily reducing its role in the lower margin, public warehousing business. Logistics also continues to win new contracts, implement strong cost controls, and achieve growth with existing customers.

Great Lakes Shipping Gross income in 1997 was $91 million, a 7% improvement from 1996 due to increased tonnage carried and residual sharing fees earned by partnering with GATX Capital in a third-party vessel financing and remarketing. Tonnage carried in 1997 totaled 26.4 million tons, a 7% increase from the 24.6 million tons carried in 1996 primarily derived from coal cargoes. Strong customer demand, favorable weather conditions, and high water levels all contributed to the solid performance.

Record income of $9.4 million increased by $2.6 million or 38% from 1996. The residual sharing fees contributed $1.3 million with the balance primarily due to the margin on the increased tonnage carried. Contribution margin per ton was 4% greater than the prior year due to a change in mix of commodities carried as well as operating efficiencies.

The environment on the Great Lakes remains competitive, with supply and demand for vessel capacity approximately in balance. ASC carried an estimated 22% of the total U.S. flag Great Lakes tonnage, similar to 1996. U.S. flag tonnage was 118 million tons, an increase of 8 million tons from 1996. Iron ore cargoes, which supply the steel industry, represented 41% of ASC's tonnage, 5% less than last year. Domestic raw steel production was approximately 90% in 1997, up 2% from last year. Coal cargoes represented 28% of ASC's tonnage, up from 21% last year as a result of new business.

Corporate and Other Corporate and Other net expense of $35 million increased by $4 million from 1996 primarily due to the reversal in 1996 of a legal reserve following the successful defense of litigation against GATX.

Forward-Looking Statements Certain statements in the Management's Discussion and Analysis constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although the company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, unanticipated changes in the markets served by GATX such as aircraft, petroleum, chemical, rail, technology, and steel industries.

Financial Data of Business Segments
--------------------------------------------------------------------------------

GATX provides services to a variety of capital asset markets through five principal business segments. The financial data presented on this and the following three pages depict the profitability, financial position, and cash flow of each of GATX's business segments.

The presentation of segment profitability includes the direct costs incurred at the segment's operating level plus expenses allocated by the parent company. Allocated expenses represent costs which these operations would have incurred otherwise, but do not include general corporate expense or parent company interest expense. Interest costs associated with segment indebtedness are included in the determination of profitability of each segment, since interest expense directly influences any investment decision and the evaluation of subsequent operational performance. Interest expense by segment has been shown separately on page 37 to enable the determination of segment profitability before deducting such costs.


SEGMENT PROFITABILITY (IN MILLIONS)


Gross Income                         1997        1996        1995       1994        1993
------------------------------------------------------------------------------------------

Railcar Leasing and Management    $  476.9    $  427.9   $  360.9    $  322.1    $  302.2
Financial Services                   584.4       337.3      217.9       206.8       204.0
Terminals and Pipelines              292.8       297.6      313.4       303.1       281.1
Logistics and Warehousing            256.3       267.4      272.4       244.2       224.4
Great Lakes Shipping                  91.4        85.2       83.5        82.4        80.6
-------------------------------------------------------------------------------------------
  Subtotal                         1,701.8     1,415.4    1,248.1     1,158.6     1,092.3
Corporate and Other                     .1        (1.0)      (1.7)       (3.6)       (5.4)
-------------------------------------------------------------------------------------------
  Consolidated                    $1,701.9    $1,414.4   $1,246.4    $1,155.0    $1,086.9
===========================================================================================



(Loss) Income Before Income Taxes
and Equity in Net Earnings of
Affiliated Companies                 1997     (A)1996        1995        1994       1993
-------------------------------------------------------------------------------------------

Railcar Leasing and Management     $ 116.8    $  103.8    $  90.7     $  79.6     $  74.4

Financial Services                    62.3        56.1       36.7        34.4        34.5
Terminals and Pipelines             (192.7)        3.0       30.3        33.2        30.2
Logistics and Warehousing            (34.7)        3.8        3.2         1.6         2.5
Great Lakes Shipping                  14.6        10.5       10.8         8.8        10.2
-------------------------------------------------------------------------------------------
  Subtotal                           (33.7)      177.2      171.7       157.6       151.8
Corporate and Other:
  Selling, general and
    administrative expense           (21.2)      (16.0)     (20.4)      (18.3)      (22.9)
  Interest expense                   (31.7)      (30.6)     (31.8)      (17.2)      (18.4)
  Other, net                           (.7)       (1.9)      (2.5)       (4.3)       (6.1)
-------------------------------------------------------------------------------------------
  Subtotal                           (53.6)      (48.5)     (54.7)      (39.8)      (47.4)
-------------------------------------------------------------------------------------------
  Consolidated                     $ (87.3)   $  128.7   $  117.0    $  117.8    $  104.4
===========================================================================================



Equity in Net Earnings of
Affiliated Companies                 1997        1996      1995         1994        1993
------------------------------------------------------------------------------------------

Railcar Leasing and Management     $    .9     $   2.9     $  5.4      $  4.7      $  4.5
Financial Services                    17.0        13.6       11.3         5.6         5.1
Terminals and Pipelines               13.1        11.9       14.7        12.2        10.1
Logistics and Warehousing              (.1)         --         --          --          --
------------------------------------------------------------------------------------------
  Consolidated                     $  30.9    $   28.4    $  31.4     $  22.5     $  19.7
===========================================================================================


Net (Loss) Income                    1997(B)     1996        1995       1994        1993(C)
--------------------------------------------------------------------------------------------

Railcar Leasing and Management     $  74.4     $  67.7    $  62.9     $  55.1     $  47.6
Financial Services                    53.6        45.9       32.6        24.9        21.5
Terminals and Pipelines             (115.6)       12.6       31.0        31.9        26.5
Logistics and Warehousing            (37.6)         .9         .5         (.5)         .1
Great Lakes Shipping                   9.4         6.8        7.0         5.6         6.8
---------------------------------------------------------------------------------------------
  Subtotal                           (15.8)      133.9      134.0       117.0       102.5
Corporate and Other                  (35.1)      (31.2)     (33.2)      (25.5)      (29.8)
---------------------------------------------------------------------------------------------
  Consolidated                    $  (50.9)   $  102.7   $  100.8     $  91.5     $  72.7
=============================================================================================

(A)Pretax income includes a $224.8 million charge for restructuring with $185.8 million related to Terminals and Pipelines and $39.0 pertaining to Logistics and Warehousing.

(B)The after-tax impact related to the restructuring provision is $162.8 million with $123.8 included in Terminals and Pipelines and $39.0 pertaining to Logistics and Warehousing.

(C)Income shown includes a $7.3 million
charge for the cumulative increase in deferred income taxes as a result of the 1993 federal tax rate change.

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

FINANCIAL POSITION (IN MILLIONS)

Identifiable Assets                              1997        1996        1995       1994        1993
------------------------------------------------------------------------------------------------------
Railcar Leasing and Management                $2,376.2    $2,387.1   $2,041.9    $1,882.8    $1,701.0
Financial Services                             2,275.8     1,808.9    1,503.3     1,255.8     1,240.1
Terminals and Pipelines                          936.7     1,193.5    1,101.5     1,022.5       872.5
Logistics and Warehousing                        112.1       161.8      171.6       172.6       172.8
Great Lakes Shipping                             178.0       179.6      187.2       189.8       194.5
------------------------------------------------------------------------------------------------------
  Subtotal                                     5,878.8     5,730.9    5,005.5     4,523.5     4,180.9
Corporate and Other                               22.8        30.7       21.9        20.9        25.0
Intersegment Amounts                            (953.8)   (1,011.4)    (984.5)     (893.7)     (813.8)
------------------------------------------------------------------------------------------------------
  Consolidated                                $4,947.8    $4,750.2   $4,042.9    $3,650.7    $3,392.1
======================================================================================================



Long-Term Debt and
Capital Lease Obligations                        1997        1996        1995       1994        1993
------------------------------------------------------------------------------------------------------
Railcar Leasing and Management                $1,054.9    $1,169.9   $  979.2   $   874.9    $  744.8

Financial Services                             1,495.2     1,216.1      888.9       688.3       715.3
Terminals and Pipelines                          619.8       649.1      560.7       506.8       422.8
Logistics and Warehousing                          1.8         1.9        2.4        13.1        17.1
Great Lakes Shipping                             101.7       108.0      113.2       117.7       122.6
------------------------------------------------------------------------------------------------------
  Subtotal                                     3,273.4     3,145.0    2,544.4     2,200.8     2,022.6
Intersegment Amounts                            (454.0)     (480.9)    (451.9)     (395.7)     (308.8)
------------------------------------------------------------------------------------------------------
  Consolidated                                $2,819.4    $2,664.1   $2,092.5    $1,805.1    $1,713.8
======================================================================================================


Deferred Income Taxes (Benefit)                  1997        1996        1995       1994        1993
-------------------------------------------------------------------------------------------------------
Railcar Leasing and Management                $  274.3    $  257.9   $  192.8    $  188.3    $  181.0
Financial Services                                13.2        17.8        9.7       (.1)         (7.1)
Terminals and Pipelines                           48.6        96.1       90.4        85.2        87.0
Logistics and Warehousing                          3.4         2.1         .5        .9          .8
Great Lakes Shipping                              13.4        11.3        9.7         8.2         6.8
-------------------------------------------------------------------------------------------------------
  Subtotal                                       352.9       385.2      303.1       282.5       268.5

Corporate and Other                              (55.3)      (46.0)     (38.3)      (25.0)      (20.3)
-------------------------------------------------------------------------------------------------------
  Consolidated                                $  297.6    $  339.2   $  264.8    $  257.5    $  248.2
=======================================================================================================


Major components of GATX's cash flow are shown in the following tabular data. GATX's cash flow from operations and portfolio proceeds has grown strongly over the five-year period as a result of the long-lived asset base on which GATX has built its service-oriented businesses. Portfolio proceeds represent the proceeds from asset sales and the return of principal on Financial Services' investments. Net cash provided by operating activities includes net income (loss) as adjusted for non-cash items which principally consist of the provisions for depreciation and amortization, deferred income taxes, and possible losses.



ITEMS AFFECTING CASH FLOW (IN MILLIONS)

Cash From Operations and Portfolio Proceeds      1997        1996        1995        1994       1993
-----------------------------------------------------------------------------------------------------
Net cash provided by operating activities       $291.4      $297.5     $205.1      $265.4      $229.6
Portfolio proceeds                               458.7       354.8      282.0       212.3       243.4
------------------------------------------------------------------------------------------------------
  Consolidated                                  $750.1      $652.3     $487.1      $477.7      $473.0
======================================================================================================



Net Cash Provided by Operating Activities        1997        1996        1995        1994       1993
-------------------------------------------------------------------------------------------------------
Railcar Leasing and Management                  $176.8      $177.4     $141.5      $118.0      $136.5
Financial Services                                57.4       102.2        8.5        67.7        33.0
Terminals and Pipelines                           69.3        54.0       70.6        83.5        71.2
Logistics and Warehousing                         11.9        17.2       14.3         9.5         4.9
Great Lakes Shipping                              21.5         8.9       18.1         8.2        11.4
--------------------------------------------------------------------------------------------------------
  Subtotal                                       336.9       359.7      253.0       286.9       257.0
Corporate and Other                              (45.5)      (62.2)     (47.9)      (21.5)      (27.4)
--------------------------------------------------------------------------------------------------------
  Consolidated                                  $291.4      $297.5     $205.1      $265.4      $229.6
========================================================================================================



Provision for Depreciation and Amortization      1997        1996        1995        1994       1993
------------------------------------------------------------------------------------------------------
Railcar Leasing and Management                  $ 98.0      $ 86.8     $ 76.1      $ 68.3      $ 63.9
Financial Services                                81.7        45.3       32.0        35.1        29.5
Terminals and Pipelines                           54.7        51.9       45.3        43.5        41.0
Logistics and Warehousing                         10.5        11.1       11.1        11.5        10.2
Great Lakes Shipping                               6.4         6.3        6.2         6.0         5.6
  Subtotal                                       251.3       201.4      170.7       164.4       150.2
Corporate and Other                                1.0         1.0       .9          .7          .5
-------------------------------------------------------------------------------------------------------
  Consolidated                                  $252.3      $202.4     $171.6      $165.1      $150.7
========================================================================================================



Capital Additions and Portfolio Investments      1997        1996       1995        1994        1993
-------------------------------------------------------------------------------------------------------
Railcar Leasing and Management                $  336.9    $  386.8     $392.6      $285.4      $195.3
Financial Services                               866.3       659.3      388.5       279.2       302.1
Terminals and Pipelines                           68.0       129.5      148.6       154.4        77.8
Logistics and Warehousing                          4.2         6.6        6.4         8.1        14.1
Great Lakes Shipping                                .2          .8         .7          .7          .1
-------------------------------------------------------------------------------------------------------
  Subtotal                                     1,275.6     1,183.0      936.8       727.8       589.4
Corporate and Other                                --          1.8         .9          .5         7.0
-------------------------------------------------------------------------------------------------------
  Consolidated                                $1,275.6    $1,184.8     $937.7      $728.3      $596.4
=======================================================================================================



Interest Expense                                  1997       1996       1995        1994        1993
--------------------------------------------------------------------------------------------------------
Railcar Leasing and Management                $  103.7    $   99.4     $ 86.1      $ 68.2      $ 67.4
Financial Services                                96.8        86.1       68.4        62.7        65.4
Terminals and Pipelines                           57.2        53.5       46.4        39.7        39.0
Logistics and Warehousing                           .2          .3         .8         1.0          .7
Great Lakes Shipping                               7.1         7.5        7.8         8.1         9.2
---------------------------------------------------------------------------------------------------------
  Subtotal                                       265.0       246.8      209.5       179.7       181.7
Corporate and Other                               31.7        30.6       31.8        17.2        18.4
Intersegment Amounts                             (74.3)      (74.6)     (71.2)      (48.7)      (48.3)
---------------------------------------------------------------------------------------------------------
  Consolidated                                $  222.4    $  202.8     $170.1      $148.2      $151.8
==========================================================================================================



Long-Term Debt and Capital Lease
Obligation Maturities                            1998        1999       2000        2001        2002
------------------------------------------------------------------------------------------------------
Railcar Leasing and Management                $   81.4   $    86.0     $105.3      $ 99.0      $166.5
Financial Services                               216.1       188.3      372.7       122.7        95.3
Terminals and Pipelines                            9.3        12.3        7.3         7.3         7.3
Logistics and Warehousing                           .3          .2         .2          .1          .1
Great Lakes Shipping                               5.2         5.7        5.7         5.6         6.2
------------------------------------------------------------------------------------------------------
  Consolidated                                 $ 312.3    $  292.5     $491.2      $234.7      $275.4
========================================================================================================


STATEMENTS OF CONSOLIDATED OPERATIONS AND REINVESTED EARNINGS

In Millions Except Per Share Data/Year Ended December 31         1997            1996          1995
---------------------------------------------------------------------------------------------------------
Gross Income                                                   $1,701.9       $1,414.4      $1,246.4
Costs and Expenses
  Operating expenses                                              840.3          689.2         625.8
  Interest                                                        222.4          202.8         170.1
  Provision for depreciation and amortization                     252.3          202.4         171.6
  Provision for possible losses                                    11.1           12.5          18.4
  Selling, general and administrative                             238.3          178.8         143.5
  Provision for restructuring                                     224.8            -             -
------------------------------------------------------------------------------------------------------
                                                                1,789.2        1,285.7       1,129.4
------------------------------------------------------------------------------------------------------
(Loss) Income Before Income Taxes and Equity in
  Net Earnings of Affiliated Companies                            (87.3)         128.7         117.0
Income Taxes (Benefit)                                             (5.5)          54.4          47.6
------------------------------------------------------------------------------------------------------
(Loss) Income Before Equity in Net Earnings of
  Affiliated Companies                                            (81.8)          74.3          69.4
Equity in Net Earnings of Affiliated Companies                     30.9           28.4          31.4
------------------------------------------------------------------------------------------------------
Net (Loss) Income                                                 (50.9)         102.7         100.8
Reinvested earnings at beginning of year                          463.7          409.0         353.5
Dividends paid on Common and Preferred Stock                      (49.4)         (48.0)        (45.3)
-----------------------------------------------------------------------------------------------------
Reinvested Earnings at End of Year                             $  363.4       $  463.7      $  409.0
======================================================================================================

Per Share Data
  Basic:
    Net (loss) income                                          $  (2.55)      $  4.43       $   4.38
    Average number of common shares (in thousands)               22,542        20,189         20,002
  Diluted:
    Net (loss) income                                             (2.55)         4.20           4.14
    Average number of common shares and common
  share equivalents (in thousands)                               22,542        24,462         24,365
  Dividends paid:
    Common                                                         1.84          1.72           1.60
    $3.875 Cumulative Preferred                                  1.9375         3.875          3.875
=======================================================================================================

See Notes to Consolidated Financial Statements.


                MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS
                             1997 COMPARED TO 1996


Overview The comparison of 1997 versus 1996 gross income and expenses is heavily influenced by the effects of two acquisitions made in 1996: Centron and CGTX. In late 1996, GATX Capital acquired the remaining 50% of Centron (a technology equipment and service company) that it did not already own. In mid-1996, General American Transportation acquired the remaining 55% of CGTX (a Canadian railcar company). Because GATX previously held non-controlling interests in Centron and CGTX, their results were accounted for as equity in earnings of affiliates; they are now fully consolidated.

Gross Income of $1.7 billion in 1997 increased $288 million or 20% over last year. Capital recorded a full year of Centron's technology equipment sales, accounting for a $171 million increase over 1996. Lease income and asset remarketing income also increased significantly for Capital, by $50 million and $26 million, respectively. Transportation's revenues increased as the result of recording a full year of CGTX revenues and growing the active U.S. fleet. Logistics' and Terminals' revenues were somewhat lower, with both facing highly price competitive markets.

Operating Expenses of $840 million were $151 million higher than last year, with Centron's cost of equipment sales accounting for $137 million of the increase. Most of the remaining increase is attributable to additional sale-leaseback financing at Transportation. To the extent that such financing is used instead of traditional debt financing, operating lease expense, a component of operating expenses, will increase instead of depreciation and interest expense. Logistics' and Terminals' operating expenses contracted in response to their reduced revenues.

Interest Expense of $222 million increased $20 million, with over half of the increase at GATX Capital. A record level of portfolio investments led to increased debt balances at Capital, though there was a small benefit from lower average interest rates than last year. Transportation financed its expanding fleet in 1997 with both sale-leasebacks and debt; the debt-financed portion was the primary cause for a $6 million increase in interest expense. Terminals' interest expense was higher due to the full year impact of facility and infrastructure investments made in 1996.

Depreciation and Amortization Expense grew by $50 million over 1996. The larger asset bases at GATX Capital, Transportation and Terminals resulted in increases of $36 million, $11 million, and $3 million, respectively.

The Provision for Possible Losses of $11 million, which is largely attributable to GATX Capital, was slightly less than the prior year based on the current assessment of reserve needs.

Selling, General and Administrative Expenses were $60 million higher than last year, with Centron and CGTX being consolidated for a full year in 1997. In addition, GATX Capital incurred higher human resource, transaction, and information systems expenses. In 1996, Corporate's SG&A was reduced by $4 million for a reserve reversal following a successful litigation defense.

Provision for Restructuring In the fourth quarter of 1997, GATX recorded a $225 million pretax restructuring charge with $186 million related to GATX Terminals and $39 million associated with GATX Logistics. On an after-tax basis, the charge was $163 million.

An Income Tax Benefit of $5 million was reported as a result of a $62 million tax benefit related to Terminals' restructuring charge. Excluding the impact of the restructuring charge, the income tax expense would be $57 million representing an effective tax rate of 41%, somewhat lower than last year's 42%. The effective tax rate exceeded the 35% federal statutory rate because of state taxes, foreign income, and non-deductible items.

Equity in Net Earnings of Affiliated Companies of $31 million increased $3 million over 1996 despite the absence of Centron and CGTX. GATX Capital's rail partnerships yielded higher earnings. In addition, Capital recorded equity income in 1997 from three new joint ventures.

Consolidated Earnings of $112 million before restructuring charges increased $9 million from last year, achieved on the strength of record earnings at GATX Capital, Transportation, ASC, and GATX Logistics, offset in part by a decline of $4 million at Terminals. Including after-tax restructuring charges of $163 million, the consolidated net loss was $51 million.

                           CONSOLIDATED BALANCE SHEET


In Millions/December 31                                                          1997           1996
=====================================================================================================
Assets
Cash and Cash Equivalents                                                     $   77.8       $  46.2
Receivables
  Trade accounts                                                                 161.9         167.4
  Finance leases                                                                 877.0         761.3
  Secured loans                                                                  180.3         222.6
  Less-Allowance for possible losses                                            (128.5)       (121.1)
------------------------------------------------------------------------------------------------------
                                                                               1,090.7       1,030.2
Operating Lease Assets and Facilities
  Railcars and support facilities                                              2,501.7       2,436.5
  Tank storage terminals and pipelines                                         1,128.9       1,377.8
  Great Lakes vessels                                                            199.4         199.3
  Operating lease investments and other                                          704.4         605.6
-----------------------------------------------------------------------------------------------------
                                                                               4,534.4       4,619.2
  Less-Allowance for depreciation                                             (1,823.9)     (1,772.8)
-----------------------------------------------------------------------------------------------------
                                                                               2,710.5       2,846.4
Investments in Affiliated Companies                                              707.4         464.2
Other Assets                                                                     361.4         363.2
-----------------------------------------------------------------------------------------------------
                                                                              $4,947.8     $ 4,750.2
-----------------------------------------------------------------------------------------------------
Liabilities, Deferred Items and Shareholders' Equity
Accounts Payable                                                              $  354.7      $  312.6
Accrued Expenses                                                                  58.0          51.7
Debt
  Short-term debt                                                                392.5         243.8
  Long-term debt                                                               2,607.3       2,436.9
  Capital lease obligations                                                      212.1         227.2
-----------------------------------------------------------------------------------------------------
                                                                               3,211.9       2,907.9
Deferred Income Taxes                                                            297.6         339.2
Other Deferred Items                                                             370.2         363.9
-----------------------------------------------------------------------------------------------------
   Total Liabilities and Deferred Items                                        4,292.4       3,975.3
Shareholders' Equity
  Preferred Stock                                                                  --            3.4
  Common Stock                                                                    17.0          14.4
  Additional capital                                                             339.7         329.0
  Reinvested earnings                                                            363.4         463.7
  Cumulative unrealized equity adjustments                                       (17.9)         11.4
------------------------------------------------------------------------------------------------------
                                                                                 702.2         821.9
  Less-Cost of common shares in treasury                                         (46.8)        (47.0)
------------------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                                    655.4         774.9
------------------------------------------------------------------------------------------------------
                                                                             $ 4,947.8     $ 4,750.2
------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


              MANAGEMENT DISCUSSION AND ANALYSIS OF BALANCE SHEETS
                             1997 COMPARED TO 1996


Overview Total assets of almost $5.0 billion increased about $200 million. Growth from a record level of portfolio investments and capital additions was partially offset by $252 million of depreciation and amortization, asset revaluations at Terminals and Logistics, the $167 million sale-leaseback of railcars at Transportation, and portfolio asset sales at GATX Capital.

In addition to the $5 billion of assets recorded on the balance sheet, GATX utilizes over $1 billion of assets, such as railcars, aircraft, and warehouses, that are financed with operating leases and therefore not included on the balance sheet.

Total Receivables including finance leases and secured loans, increased $68 million primarily due to activity at GATX Capital. Finance leases increased due to the Pitney Bowes portfolio acquisition, offset in part by significant asset sales. During 1997, substantial payments and prepayments were received on Capital's secured loans, whereas little new investment volume was structured as secured loans.

Operating Lease Assets and Facilities of $2.7 billion decreased by $136 million, despite the $1.3 billion of portfolio investments and capital additions made in 1997. More than offsetting the additions were depreciation, Terminals' asset revaluation, Transportation's sale-leaseback, and asset sales.

Investments in Affiliated Companies increased $243 million, as partnerships continued to be an important part of GATX's growth strategy. Activity in 1997 included GATX Capital contributing $175 million to a joint venture with Pitney Bowes and Transportation acquiring a 40% interest in KVG, a European railcar company.

Other Assets of $361 million approximated the level at the end of last year, with Logistics' $39 million goodwill write-down offset by certain terminal assets being reclassified to assets held for disposition.

Total Debt of $3.2 billion increased approximately $300 million from the end of 1996. Though capital additions and portfolio investments were at record levels, the majority were financed with internally-generated cash flow from operations, portfolio proceeds, and sale-leasebacks.

Consolidated Equity decreased $120 million. Reductions included the $51 million net loss, $49 million of dividends paid, and a $28 million decrease in the cumulative foreign currency translation adjustment. The unrealized translation adjustment resulted from the U.S. dollar strengthening against foreign currencies. All other changes, including stock option proceeds, added $8 million to equity.

On January 30, 1998, the GATX Board of Directors approved a two-for-one stock split effected in the form of a stock dividend for shareholders of record on May 11, 1998. Shareholders of record will receive one additional share in the form of a stock dividend on June 1, 1998 for each share held. The stock split is contingent upon a vote by shareholders at the 1998 Annual Meeting to amend the Company's certificate of incorporation to increase the authorized shares of Common Stock.

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

In Millions/Year Ended December 31                                   1997          1996        1995
====================================================================================================
Operating Activities
Net (loss) income                                                 $  (50.9)     $  102.7    $  100.8
Adjustments to reconcile net (loss) income to net cash
  provided by operating activities:
    Realized gain on disposition of leased equipment                 (74.1)        (40.9)      (33.3)
    Provision for restructuring, net of tax                          162.8             -           -
    Provision for depreciation and amortization                      252.3         202.4       171.6
    Provision for possible losses                                     11.1          12.5        18.4
    Deferred income taxes                                             18.0          25.2        16.2
Net change in trade receivables, inventories,
  accounts payable and accrued expenses                               34.9          30.2       (68.9)
Other                                                                (62.7)        (34.6)         .3
-----------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                          291.4         297.5       205.1

Investing Activities
Additions to operating lease assets and facilities                  (362.0)       (436.2)     (521.5)
Additions to equipment on lease, net of
  nonrecourse financing                                             (536.4)       (376.3)     (256.1)
Secured loans extended                                               (35.1)       (117.1)      (84.1)
Investments in affiliated companies                                 (306.1)        (92.8)      (49.7)
Other investments and progress payments                              (36.0)       (162.4)      (26.3)
-------------------------------------------------------------------------------------------------------
Capital additions and portfolio investments                       (1,275.6)     (1,184.8)     (937.7)
Portfolio proceeds:
  From disposition of leased equipment                               218.5         100.7       139.4
  From return of investment                                          240.2         254.1       142.6
-------------------------------------------------------------------------------------------------------
Total portfolio proceeds                                             458.7         354.8       282.0
Proceeds from other asset dispositions                               226.9         250.3       318.5
-------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                             (590.0)       (579.7)     (337.2)
Financing Activities
Proceeds from issuance of long-term debt                             569.9         757.3       399.5
Repayment of long-term debt                                         (395.2)       (283.3)     (219.6)
Net increase (decrease) in short-term debt                           207.8        (121.1)       13.3
Repayment of capital lease obligations                               (15.3)        (14.4)      (13.8)
Issuance of common stock under employee
  benefit programs and other                                          12.4           3.1         5.5
Cash dividends                                                       (49.4)        (48.0)      (45.3)
-------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                          330.2         293.6       139.6
Net Increase in Cash and Cash Equivalents                          $  31.6        $ 11.4      $  7.5
------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


                MANAGEMENT DISCUSSION AND ANALYSIS OF CASH FLOWS
                             1997 COMPARED TO 1996


GATX generates significant cash from its operating activities and proceeds from its investment portfolio which are used to service debt, pay dividends, and fund capital additions and portfolio investments. Most of the capital requirements represent additions to the railcar fleet, capital equipment investment portfolio, joint ventures, and terminal and pipeline facilities, and are considered discretionary. As a result, the level of capital spending and investments can be adjusted as conditions in the economy or GATX's businesses warrant.

Cash Provided by Operating Activities generated $291 million of cash flow in 1997, a small decrease from 1996. The $163 million after tax restructuring charge was largely a non-cash provision. To the extent GATX Capital reports increased gains on asset dispositions or equity in earnings of affiliates, cash flow from operations will decrease, as all of Capital's disposition proceeds and cash distributions from affiliates are included in portfolio proceeds.

Capital Additions and Portfolio Investments totaled a record $1.3 billion, an increase of $91 million from 1996. Capital additions such as railcars, terminal facilities, and pipelines are typically held over a very long time period, whereas portfolio investments may have a significantly shorter holding period.

Transportation's capital additions in 1997 were $337 million, including $275 million to add 4,800 railcars throughout North America. Transportation also acquired a 40% interest in KVG, a German railcar company that leases 9,400 railcars in Europe. In 1996, Transportation purchased the remaining interest in CGTX for $84 million and added 4,300 cars to the U.S. fleet. Terminals' capital additions decreased in response to changing market conditions, with investments in 1997 only about half of last year's $130 million. Last year, Terminals' expenditures included the completion of the Central Florida Pipeline expansion.

GATX Capital's portfolio investments were over 30% higher than last year, representing strong market opportunities, particularly in the rail, technology, and aircraft sectors. Included in the record $866 million of investments was the largest single transaction Capital has ever completed, a $368 million acquisition of a portfolio of leases from Pitney Bowes. The Pitney transaction was structured with some assets, mostly rail, held in Capital's own portfolio and other assets held in partnership with Pitney. Sun Financial, one of Capital's technology financing operations, funded $225 million of leases, more than doubling 1996's volume. Most of Capital's investment in aircraft in 1997 was made through joint ventures.

Total Portfolio Proceeds of $459 million exceeded last year by over $100 million. Proceeds from the disposition of leased equipment, primarily rail and aircraft assets, were more than double last year's $101 million and included both the return of principal and the gains on the transactions. Proceeds from the return of investment of $240 million decreased $14 million from 1996. In 1996, loan principal received, a component of proceeds from the return of investment, included the repayment of an $81 million loan made earlier in the year.

Proceeds from Other Asset Dispositions of $227 million in 1997 included Transportation's receipt of $167 million from the sale-leaseback of railcars. Asset disposition activity also included Terminals' sale of its Norco, Louisiana, facility and Transportation's sale and scrapping of over 1,000 railcars. In 1996, Transportation sold and leased back $150 million of railcars and GATX Capital sold and leased back $64 million of assets.

Cash Provided by Financing Activities was $330 million for 1997, as the majority of capital additions and portfolio investments were funded with cash flow from operations, portfolio proceeds, and sale-leaseback financing. Total net debt financing in 1997 was $367 million, or $29 million greater than last year. A significant portion of debt financing is nonrecourse to the company.

Cash dividends of $49 million in 1997 included $42 million of common dividends and $7 million of preferred dividends. The preferred dividends are half of last year's due to converting the $3.875 preferred shares to common in mid-1997. The conversion resulted in about 3.9 million additional common shares. Common dividends per share were $1.84 in 1997 compared to $1.72 in 1996. In January 1998, the Board of Directors approved a 9% increase in the quarterly dividend to $.50 per common share, or $2.00 on an annual basis. This was the thirteenth consecutive year GATX increased its dividend.

Liquidity and Capital  Resources  General  American  Transportation  Corporation
(GATC), GATX Capital and GATX Terminals have revolving credit facilities. GATC and GATX Capital also have commercial paper programs and uncommitted money market lines which are used to fund operating needs. The GATC credit facility expires in 2001 while GATX Capital's revolver expires in 1999. Under the covenants of the commercial paper programs and rating agency guidelines, GATC and GATX Capital individually must keep unused revolver capacity at least equal to the amount of commercial paper outstanding. At December 31, 1997, GATX and its subsidiaries had available unused committed lines of credit amounting to $447 million.

GATC has a $650 million shelf registration for pass through trust certificates and debt securities of which $100 million of notes and $236 million of pass through certificates have been issued at year end. GATX Capital has a shelf registration for $532 million of which $350 million has been issued. At year end, GATX had $376 million of commitments to provide financing to customers or to acquire assets, $279 million of which is scheduled to fund in 1998.

At December 31, 1997, approximately $523 million of subsidiary net assets were restricted, limiting the ability of the subsidiaries to transfer assets to GATX parent in the form of loans, advances or dividends. The majority of net asset restrictions relate to the revolving credit agreement of GATC and the various loan agreements of GATX Capital. Such restrictions are not expected to have an adverse impact on the ability of GATX to meet its cash obligations.

Environmental  Matters Certain operations of GATX's  subsidiaries  (collectively
GATX) present potential environmental risks principally through the transportation or storage of various commodities. Recognizing that some risk to the environment is intrinsic to its operations, GATX is committed to protecting the environment as well as complying with applicable environmental protection laws and regulations. GATX, as well as its competitors, is subject to extensive regulation under federal, state and local environmental laws which have the effect of increasing the costs and potentially the liabilities associated with the conduct of its operations. In addition, GATX's foreign operations are subject to environmental laws in effect in each respective jurisdiction.

GATX's policy is to monitor and actively address environmental concerns in a responsible manner. GATX has received notices from the U.S. Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) for study and clean-up costs at 12 sites under the requirements of the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (Superfund) and the National Resource Damage Assessment. Under these Statutes and comparable state laws, GATX may be required to share in the cost to clean-up various contaminated sites identified by the EPA and other agencies. In all instances, GATX is one of a number of financially responsible PRPs and has been identified as contributing only a small percentage of the contamination at each of the sites. Due to various factors such as the required level of remediation and participation in clean-up efforts by others, GATX's total clean-up costs at these sites cannot be predicted with certainty; however, GATX's best estimates for remediation and restoration of these sites have been determined and are included in its environmental reserves.

Future environmental costs are indeterminable due to unknowns such as the magnitude of possible contamination, the timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties including insurers. Also, GATX may incur additional costs relating to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but in the future may require investigation and/or remedial work to ensure adequate protection to the environment under current or future standards. If future laws and regulations contain more stringent requirements than presently anticipated, expenditures may be higher than the estimates, forecasts, and assessments of potential environmental costs provided below. However, these costs are expected to be at least equal to the current level of expenditures. In addition, GATX has provided indemnities for environmental issues to the buyers of three divested companies for which GATX believes it has adequate reserves.

GATX's environmental reserve at the end of 1997 was $75 million and reflects GATX's best estimate of the cost to remediate known environmental conditions. Additions to the reserve were $11 million in 1997 and $12 million in 1996. Expenditures charged to the reserve amounted to $14 million and $18 million in 1997 and 1996, respectively.

In 1997, GATX made capital expenditures of $13 million for environmental and regulatory compliance compared to $17 million in 1996. These projects included marine vapor recovery systems, discharge prevention compliance, waste water systems, impervious dikes, tank modifications for emissions control, and tank car cleaning systems. Environmental projects authorized or planned would require capital expenditures of approximately $14 million in 1998. GATX anticipates it will make annual expenditures at approximately the same level over each of the next three years.

Impact of Year 2000 GATX utilizes in-house developed software as well as vendor-produced software. Certain of the computer software GATX uses was written using two digits rather than four to define the applicable year. This software is time-sensitive, which could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

GATX has completed an assessment and has begun modifying and replacing its in-house developed software as well as upgrading its vendor-supported software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. If these steps were not taken, or are not completed timely, the Year 2000 Issue could have a significant impact on the operations of the Company.

The project is estimated to be completed during 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software, upgrading vendor-supported software, and conversions to new software, the Year 2000 Issue should not pose significant operational problems. The total Year 2000 project cost is estimated to be immaterial to GATX's results of operations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Financial data of business segments for 1997, 1996, and 1995 on pages 34 through 37 are an integral part of the consolidated financial statements of GATX Corporation and subsidiaries.

NOTE A-SIGNIFICANT ACCOUNTING POLICIES

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


Goodwill GATX has classified the cost in excess of the fair value of net assets acquired as goodwill. Goodwill, which is included in other assets, is being amortized on a straight-line basis over 10 to 40 years. GATX continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is recoverable from projected undiscounted net cash flows of the related business, and in that regard adjusted certain carrying amounts in 1997, as is explained in Note P. Goodwill, net of accumulated amortization of $28.5 million and $30.4 million, was $118.7 million and $167.4 million as of December 31, 1997 and 1996, respectively. Amortization expense was $6.7 million in 1997, $5.3 million in 1996, and $4.2 million in 1995.

Income Taxes United States income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates which GATX intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $169.7 million at December 31, 1997.

GATX participates in a Capital Construction Fund agreement with the United States Maritime Administration. Contributions to the Fund reduce taxable income and the tax basis of the related vessels. Deferred taxes are not required to be provided for such contributions and, consequently, income taxes in future years will increase if not offset by additional deposits. Based on current statutory rates, such income tax liability would be $2.1 million at December 31, 1997.

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

Environmental Liabilities Expenditures that relate to current or future operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to environmental reserves. Reserves are recorded in accordance with accounting guidelines to cover work at identified sites when GATX's liability for environmental clean-up is both probable and reasonably estimable; adjustments to initial estimates are recorded as further information develops or circumstances change. Revenue Recognition The majority of GATX's gross income is derived from the rentals of railcars, commercial aircraft, Great Lakes vessels, and technology equipment as well as terminaling, warehousing and logistics services. In addition, income is derived from technology equipment sales, finance leases, asset remarketing, secured loans and other services.

Foreign Currency Translation The assets and liabilities of GATX operations located outside the United States are translated at exchange rates in effect at year end, and income statements are translated at the average exchange rates for the year. Gains or losses resulting from the translation of foreign currency financial statements are deferred and recorded as a separate component of consolidated shareholders' equity. The cumulative foreign currency translation adjustment recorded in the cumulative unrealized equity adjustments account was $(22.5) million and $5.8 million at the end of 1997 and 1996, respectively. Incremental unrealized translation losses were $28.3 million, $7.6 million, and $6.9 million, during 1997, 1996 and 1995, respectively.

Investments in Equity Securities Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was adopted in 1996 to account for the fair value of stock warrants and stock held in Financial Services' venture leasing portfolio. The unrealized gains recorded in the cumulative unrealized equity adjustments account were $4.6 million at the end of 1997 and $5.6 million at the end of 1996.

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

Earnings Per Share In 1997, GATX adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires the disclosure of "basic" and "diluted" EPS, superseding prior periods' "primary" and "fully diluted" EPS, respectively. Basic EPS is calculated as net income (loss) available to common shareholders, adjusted for preferred dividends, divided by the weighted average number of common shares outstanding. Diluted EPS is calculated as net income (loss) divided by the sum of the weighted average number of common shares outstanding and common stock equivalents. Common stock equivalents include shares issuable upon exercise of employee stock options (reduced by the number of shares assumed to be repurchased by the option proceeds) and also assumes all preferred stock has been converted into common shares if the effect of such conversion is not antidilutive.

All prior periods have been restated to conform to Statement No. 128. The restatement of 1996 and 1995 primary EPS to basic EPS resulted in increases of $.06 and $.08 per share, respectively. The restatement of 1996 and 1995 fully diluted EPS to diluted EPS resulted in an increase of $.01 per share for each year.

Reclassifications Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform to the 1997 presentation.

NOTE B-ACCOUNTING FOR LEASES

The following information pertains to GATX as a lessor:

Finance Leases GATX's finance leases include direct financing leases and leveraged leases. Financing leases which are financed principally with nonrecourse borrowings at lease inception and which meet certain criteria are accounted for as leveraged leases. Leveraged lease contracts receivable are stated net of the related nonrecourse debt. The components of the investment in finance leases were (in millions):


December 31                                         1997           1996
================================================================================

Net minimum future lease receivables             $  773.6       $  679.4
Estimated residual values                           415.9          359.0
--------------------------------------------------------------------------------
                                                  1,189.5        1,038.4
Less-Unearned income                               (312.5)        (277.1)
--------------------------------------------------------------------------------
Investment in finance leases                     $  877.0       $  761.3
================================================================================

Operating Leases The majority of railcar and tank storage assets and certain other equipment leases included in operating lease assets are accounted for as operating leases.

Minimum Future Receipts Minimum future lease receipts from finance leases and minimum future rental receipts from noncancelable operating leases by year at December 31, 1997 were (in millions):

================================================================================
                          Finance Leases   Operating Leases    Total
================================================================================

1998                           $184.9         $  678.3       $  863.2
1999                            145.0            511.2          656.2
2000                            120.4            357.4          477.8
2001                             86.9            223.0          309.9
2002                             61.2            129.5          190.7
Years thereafter                175.2            329.8          505.0
--------------------------------------------------------------------------------
                               $773.6         $2,229.2       $3,002.8
================================================================================


The following information pertains to GATX as a lessee:

Capital Leases Assets classified as operating lease assets and finance leases which have been financed under capital leases were (in millions):


================================================================================
December 31                                1997           1996
================================================================================

Railcars                                 $ 152.0        $ 152.2
Great Lakes vessels                        159.5          159.5
--------------------------------------------------------------------------------
                                           311.5          311.7
Less-Allowance for depreciation           (173.5)        (162.6)
--------------------------------------------------------------------------------
                                           138.0          149.1
Finance leases                               9.9           12.4
--------------------------------------------------------------------------------
                                         $ 147.9        $ 161.5
================================================================================


Operating Leases GATX has financed railcars, aircraft, warehouses, and other assets through sale-leasebacks which are accounted for as operating leases. In addition, GATX leases certain other assets and office facilities. Total rental expense, net of sublease income, for the years ended December 31, 1997, 1996 and 1995 was $186.5 million, $170.2 million, and $139.7 million, respectively. Sublease income was $5.1 million, $6.9 million, and $8.2 million in 1997, 1996, and 1995, respectively.

Future Minimum Rental Payments Future minimum rental payments due under noncancelable leases at December 31, 1997 were (in millions):

================================================================================
                                                                     Nonrecourse
                                                                      Operating
                                   Capital Leases  Operating Leases     Leases
================================================================================

1998                                   $ 32.1        $   160.9          $ 8.6
1999                                     32.0            143.6           10.5
2000                                     31.5            128.3           14.2
2001                                     30.7            114.8           14.2
2002                                     30.3            116.6           11.9
Years thereafter                        184.9          1,378.6          207.3
--------------------------------------------------------------------------------
                                       $341.5         $2,042.8         $266.7
Less--Amounts representing interest    (129.4)
--------------------------------------------------------------------------------
Present value of future
  minimum capital lease payments       $212.1
================================================================================

The above capital lease amounts and certain operating leases do not include the costs of licenses, taxes, insurance, and maintenance which GATX is required to pay. Future minimum operating lease payments have not been reduced by aggregate future noncancelable sublease rentals of $6.6 million. Subsequent to the initial lease term, the majority of railcar operating leases allow GATC to renew the lease at a fixed rate or purchase the railcar at fair market value. Interest expense on the above capital leases was $17.6 million in 1997, $19.1 million in 1996, and $20.1 million in 1995.

The amounts shown as nonrecourse operating leases reflect rental payments of a bankruptcy remote special purpose corporation which is wholly owned by GATC. These rentals are consolidated for accounting purposes but are not guaranteed by nor are legal obligations of GATC.

NOTE C-SECURED LOANS
Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment, golf courses or real estate. As of December 31, 1997, secured loan principal due by year was as follows (in millions):

                                           Loan
                                         Principal
================================================================================

1998                                      $ 22.4
1999                                        19.7
2000                                        18.4
2001                                        12.7
2002                                        18.0
Years thereafter                            89.1
--------------------------------------------------------------------------------
                                          $180.3
================================================================================


NOTE D-INVESTMENTS IN AFFILIATED COMPANIES

GATX has investments in 25 to 50 percent-owned companies and joint ventures which are accounted for using the equity method. These domestic and foreign investments are in businesses similar to those of GATX's principal subsidiaries. Cash distributions received from affiliates were $71.6 million, $36.4 million, and $37.9 million, in 1997, 1996, and 1995, respectively. These distributions reflect both operating results and return of principal.

For all affiliated companies held at the end of a year, operating results, as if GATX held 100 percent interest, were (in millions):


For The Year                    1997          1996           1995
================================================================================

Revenues                       $505.7        $360.9         $526.8
Net income                       74.4          57.2           78.8
================================================================================

For all affiliated companies held at the end of a year, summarized balance sheet data, as if GATX held 100 percent interest, were (in millions):

December 31                               1997           1996
================================================================================

Total assets                            $3,199.1       $2,229.3
Long-term liabilities                      910.3          891.7
Other liabilities                          607.3          179.9
--------------------------------------------------------------------------------
Shareholders' equity                    $1,681.5       $1,157.7
================================================================================


NOTE E-FOREIGN OPERATIONS

GATX has a number of investments in subsidiary and affiliated companies which are located in or derive income from foreign countries. Foreign entities contribute significantly to equity in net earnings of affiliated companies. The foreign identifiable assets represent investments in affiliated companies as well as fully consolidated assets for a Canadian railcar subsidiary, a Mexican railcar operation, and foreign lease and loan investments.


================================================================================
Gross Income (In Millions)                    1997          1996           1995
================================================================================

Foreign                                    $  188.8      $  112.5        $  71.5
United States                               1,513.1       1,301.9        1,174.9
--------------------------------------------------------------------------------
                                           $1,701.9      $1,414.4       $1,246.4
================================================================================



================================================================================
(Loss) Income Before Income Taxes
 And Equity In Net Earnings
Of Affiliated Companies (In Millions)         1997           1996          1995
================================================================================

Foreign                                    $  (55.3)       $  4.1          $ 3.3
United States                                 (32.0)        124.6          113.7
--------------------------------------------------------------------------------
                                           $  (87.3)     $  128.7         $117.0
================================================================================



================================================================================
Equity In Net Earnings Of
Affiliated Companies (In Millions)            1997          1996           1995
================================================================================

Foreign                                     $ 21.6       $  20.3          $26.6
United States                                  9.3           8.1            4.8
--------------------------------------------------------------------------------
                                            $ 30.9       $  28.4          $31.4
================================================================================



================================================================================
Identifiable Assets (In Millions)            1997           1996           1995
================================================================================

Foreign                                   $  848.2      $  872.4       $  516.8
United States                              4,099.6       3,877.8        3,526.1
--------------------------------------------------------------------------------
                                          $4,947.8      $4,750.2       $4,042.9
================================================================================


Foreign cash flows generated are used to meet local operating needs and for reinvestment. The translation of the foreign balance sheets into U.S. dollars results in an unrealized foreign currency translation adjustment, a component of the cumulative unrealized equity adjustments account.

NOTE F-SHORT-TERM DEBT AND LINES OF CREDIT

Short-term debt and its weighted average interest rate as of year end were (in millions):

================================================================================
December 31                      - - - -1997- - - - -       - - - -1996- - - - -
================================================================================

                                 Amount        Rate         Amount         Rate
--------------------------------------------------------------------------------

Commercial paper                 $153.8        6.34%       $ 21.0          5.82%
Other short-term borrowings       238.7        6.45%        222.8          6.11%
--------------------------------------------------------------------------------
                                 $392.5                    $243.8
================================================================================

Under a revolving credit agreement with a group of banks, GATC may borrow up to $300.0 million. The revolving credit agreement contains various restrictive covenants which include, among other things, minimum net worth, restrictions on additional indebtedness, and requirements to maintain certain financial ratios for GATC. Under the agreement, GATC met these requirements at December 31, 1997. While at year end no borrowings were outstanding under the agreement, the available line of credit was reduced by $26.6 million of commercial paper outstanding. GATC had borrowings of $125.3 million under un-secured money market lines at December 31, 1997. CGTX, GATC's Canadian subsidiary, had bankers acceptances and other short-term borrowings of $55.2 million Canadian dollars at December 31, 1997.

GATX Capital and its wholly owned subsidiaries, Sun Financial and Centron, have commitments under credit agreements with a group of banks for revolving credit loans totaling $373.0 million of which $173.4 million was available at December 31, 1997; the commitment has $199.6 million of outstanding commercial paper and bankers acceptances. GATX Capital's primary credit agreement contains various covenants which include, among other things, minimum net worth, restrictions on dividends, and requirements to maintain certain financial ratios. At December 31, 1997, such covenants limited GATX Capital's ability to transfer net assets to GATX to no more than $58.8 million.

Interest expense on short-term debt was $24.0 million in 1997, $26.2 million in 1996, and $19.4 million in 1995.

NOTE G-LONG-TERM DEBT

Long-term debt (in millions) and the range of interest rates as of the end of 1997 were:


--------------------------------------------------------------------------------
                                              Final    December 31   December 31
                            Interest Rates   Maturity      1997          1996
--------------------------------------------------------------------------------

Variable rate:
  Term notes                 5.931%-8.625%   1998-2002   $  67.5      $  72.1
  Nonrecourse obligations    6.6875%-7.5%    2000-2002      44.6         50.2

                                                           112.1        122.3
--------------------------------------------------------------------------------
Fixed rate:
  Term notes                 5.4%-10.875%    1998-2012   2,043.7      1,952.3
  Nonrecourse obligations    5.76%-9.25%     1998-2013     363.6        272.8
  Industrial revenue bonds   6.625%-7.3%     2019-2024      87.9         87.9
  Title XI bonds                  --            --           --           1.6
--------------------------------------------------------------------------------
                                                         2,495.2      2,314.6
--------------------------------------------------------------------------------
                                                        $2,607.3     $2,436.9
================================================================================


Maturities of GATX's long-term debt as of December 31, 1997 for each of the years 1998 through 2002 were (in millions):

                                  Long-Term Debt

1998                                  $297.0
1999                                   276.0
2000                                   473.7
2001                                   216.8
2002                                   256.2
================================================================================

At December 31, 1997, certain technology assets, facilities, aircraft, vessels and warehouse equipment with a net carrying value of $449.4 million were pledged as collateral for $354.5 million of notes and bonds. Interest cost incurred on long-term debt, net of capitalized interest, was $180.8 million in 1997, $157.5 million in 1996, and $130.6 million in 1995. Interest cost capitalized as part of the cost of construction of major assets was $2.5 million in 1997, $6.8 million in 1996, and $6.2 million in 1995.


NOTE H-OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, GATX utilizes off-balance sheet financial instruments to manage financial market risk, including interest rate and foreign exchange risk.

At December 31, 1997 GATX had the following off-balance sheet financial instruments (in millions):

--------------------------------------------------------------------------------
Interest Rate Swaps    Notional     Pay Rate/     Receive Rate/  Maturity
                        Amount        Index           Index
--------------------------------------------------------------------------------

GATX pays fixed,
  receives floating     $752.6     5.097-7.585%      LIBOR       1998-2001
GATX pays floating,
  receives fixed         690.0        LIBOR       5.27-7.646%    1998-2006
================================================================================


--------------------------------------------------------------------------------
Currency Swaps                       Receive         Deliver      Maturity
--------------------------------------------------------------------------------

Canadian dollar swaps                 $146.2         C$198.5      2001-2011
Deutschemark swap                     $ 40.5         72.5DM         2002
================================================================================


GATX had the following interest rate hedge activity (in millions):

--------------------------------------------------------------------------------
Interest Rate Swaps                           Pay Fixed    Pay Floating
--------------------------------------------------------------------------------

Balance at January 1, 1996                     $ 805.5       $1,045.0

Additions                                        442.4          137.0
Maturities                                      (340.0)         (45.0)
--------------------------------------------------------------------------------
Balance at December 31, 1996                   $ 907.9       $1,137.0
Additions                                         44.7             --
Maturities                                      (200.0)        (447.0)
--------------------------------------------------------------------------------
Balance at December 31, 1997                   $ 752.6        $ 690.0
================================================================================

GATX uses interest rate swaps and forwards to manage its assets and liabilities, to convert floating rate debt to fixed rate debt (or fixed to floating) and to manage interest rate risk associated with the anticipated issuance of debt. At GATC, interest rate swaps are utilized to better match the cash flow characteristics of its debt portfolio and its railcar leases. Railcar assets are financed with long-term fixed rate debt or through sale-leasebacks. However, the railcar assets are placed on lease with average new lease terms of five years; the average renewal term is three years. Rents are fixed over these lease terms. Interest rate swaps effectively convert GATC's long-term fixed rate debt to fixed rate debt with maturities of three months to three years. Through the swap program, changes in GATC's interest expense are expected to better reflect changes in railcar lease rates. Also, GATX Capital uses interest rate swaps in addition to commercial paper and floating rate medium-term notes to match fund its floating rate lease and loan portfolio with floating rate borrowings.

In its swaps, GATX agrees to exchange, at specific intervals, the difference between fixed and floating rate interest amounts calculated on an agreed upon notional principal amount. The swaps have in effect converted $752.6 million of long-term fixed rate debt into 1-3 year fixed rate debt.

The net amount payable or receivable from the interest rate swap agreements is accrued as an adjustment to interest expense. The fair value of its interest rate swap agreements is an estimate of the amount the company would receive or pay to terminate those agreements. At December 31, 1997, GATX would have received $14.6 million if the swaps were terminated; GATX would have paid $12.8 million if the swaps were terminated at December 31, 1996.

GATX has entered into currency swaps to hedge $146.2 million in debt obligations at its Canadian subsidiaries and $40.5 million in debt obligations at its German subsidiary. The fair market value of its currency swap agreements is an estimate of the amount the company would receive or pay to terminate those agreements. At December 31, 1997, GATX would have received $10.9 million if the swaps were terminated; GATX would have paid $5.9 million if the swaps were terminated at December 31, 1996.

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


NOTE I-FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of GATX's financial instruments that are recorded on the balance sheet. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

December 31                          - - - -1997- - - -      - - - -1996- - - -
--------------------------------------------------------------------------------
                                     Carrying    Fair        Carrying     Fair
(In Millions):                        Amount     Value        Amount      Value
--------------------------------------------------------------------------------

Assets:
  Cash and cash equivalents          $  77.8    $  77.8       $ 46.2     $ 46.2
  Trade accounts receivables           161.9      161.9        167.4      167.4
  Secured loans                        180.3      183.6        222.6      219.4
Liabilities:
  Accounts payable                     354.7      354.7        312.6      312.6
  Short-term debt                      392.5      392.5        243.8      243.8
  Long-term debt-variable              112.1      112.1        122.3      122.3
  Long-term debt-fixed               2,495.2    2,592.3      2,314.6    2,405.7
================================================================================

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

For cash and cash equivalents, trade receivables, accounts payable, and short-term debt, the carrying amount approximates fair value because of the short maturity of those instruments.

The carrying amount of secured loan investments is stated at the principal amount outstanding plus accrued interest. The fair value of variable rate loans is assumed to be equal to their recorded amounts. The fair value of fixed rate loans is estimated using discounted cash flow analysis, at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

The carrying amount of variable rate long-term debt reported in the balance sheet approximates fair value. The fair value of fixed rate long-term debt was estimated by performing a discounted cash flow calculation using the note term and market interest rate for each note based on GATX's current incremental borrowing rates for similar borrowing arrangements.


NOTE J-PENSION BENEFITS

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

Significant assumptions used in accounting for the Corporation's defined benefit plans were:

                                                     1997      1996-1995
--------------------------------------------------------------------------------

Discount rate                                        7.75%        7.75%
Expected long-term rate of return on assets          8.75%        8.75%
Rate of increase in compensation levels               5.0%         5.5%
================================================================================


Pension expense was determined based on the funds' status at the beginning of the year. Termination expense was recognized in 1997 as the result of a facility sale. The components of net pension expense were (in millions):

For The Year                        1997           1996          1995
--------------------------------------------------------------------------------

Service cost of benefits
   earned during the period        $  6.6         $  6.5        $  6.0
Interest cost on projected
   benefit obligation                21.5           20.3          19.9
Actual gain on plan assets          (46.8)         (33.3)        (49.7)
Net amortization and deferral        24.1           11.2          28.6
Net termination expense               2.5            --             --
--------------------------------------------------------------------------------
Net periodic pension cost          $  7.9        $  4.7         $  4.8
================================================================================


The projected benefit obligation was determined based on the funded status at year end. The funded status of the defined benefit plans and the amounts recognized in GATX's consolidated balance sheet were (in millions):

December 31                                               1997           1996
--------------------------------------------------------------------------------

Actuarial present value of benefit obligation:

  Accumulated benefit obligation--vested                 $232.4         $230.2
  --nonvested                                               4.8            7.2
--------------------------------------------------------------------------------
                                                          237.2          237.4
  Effects of projected future compensation increases       38.9           37.3
--------------------------------------------------------------------------------
  Projected benefit obligation                            276.1          274.7
  Plan assets at fair market value,
    primarily listed stocks and bonds                     299.1          290.7
================================================================================
Plan assets in excess of projected benefit obligation   $  23.0        $  16.0
  Unrecognized net gain from past experience different
    from that assumed                                     (25.7)         (15.1)
  Unrecognized net asset from transition to new
    pension accounting standard                             (.3)           (.4)
  Unrecognized prior service cost                           3.1            4.1
--------------------------------------------------------------------------------
Net prepaid pension cost included in balance sheet         $ .1         $  4.6
================================================================================

In addition to contributions to its defined benefit pension plans, GATX makes contributions to the multiemployer pension plans of various unions. Further, GATX and its subsidiaries maintain several 401(k) retirement plans which are available to substantially all salaried and certain other employee groups. GATX may contribute to the plans as defined by their respective terms. The contributions to such plans were (in millions):


For The Year                                         1997      1996      1995
--------------------------------------------------------------------------------
Contributions to GATX's pension plans               $ 4.4     $ 6.2     $ 4.4
Contributions to multiemployer pension plans          1.8       2.0       1.9
Contributions to 401(k) plans                         4.0       3.6       3.2
================================================================================


NOTE K-POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

GATX provides health care, life insurance and other benefits for certain retired employees who meet established criteria. Most domestic employees are eligible for health care and life insurance benefits if they retire from GATX with immediate pension benefits under the GATX pension plan. The plans are either contributory or non-contributory, depending on various factors. A discount rate of 7.75% was used to determine the expense (net periodic postretirement benefit cost) and liability (accrued postretirement benefit liability) for all years presented below.

Net periodic postretirement benefit cost, which for 1997 reflects termination expense for a facility sale, included the following components (in millions):

For The Year                               1997           1996           1995
--------------------------------------------------------------------------------

Current service cost                      $  .5          $  .6          $  .5
Interest cost on accumulated
  postretirement benefit obligation         5.1            5.3            5.4
Net amortization and deferral               (.5)           (.5)           (.4)
Net termination expense                     1.1             --             --
--------------------------------------------------------------------------------
Net periodic postretirement benefit cost  $ 6.2          $ 5.4          $ 5.5
================================================================================

The accrued postretirement benefit liability, part of Other Deferred Items on GATX's balance sheet, included the following components (in millions):

December 31                                                1997           1996
--------------------------------------------------------------------------------

Accumulated postretirement benefit obligation:
  Retirees                                               $ 59.5         $ 60.4
  Fully eligible active plan participants                   3.1            3.1
  Other active plan participants                            6.2            6.8
--------------------------------------------------------------------------------
Total accumulated postretirement benefits obligation       68.8           70.3
Unrecognized gain                                          13.2           13.7
--------------------------------------------------------------------------------
Accrued postretirement benefit liability                 $ 82.0         $ 84.0
================================================================================

The health care cost trend rate assumption has a significant effect on the amount of the periodic cost and obligation reported. The trend rate currently assumed for participants under age 65 is 6.0% in 1997 and thereafter. For participants age 65 and older, the assumed trend rate is 5.0% in 1997 and after. An increase in the assumed health care cost trend rates by 1% would increase the net periodic postretirement benefit cost by $.6 million per year, and the accumulated postretirement benefit obligation by $4.0 million.

NOTE L-INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of GATX's deferred tax liabilities and assets were (in millions):


December 31                                                    1997      1996
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Book/tax basis differences due to depreciation             $343.2     $378.4
  Leveraged leases                                             52.4       67.7
  Lease accounting (other than leveraged)                      44.6       45.0
  Other                                                        52.3       48.2
--------------------------------------------------------------------------------
    Total deferred tax liabilities                            492.5      539.3
Deferred tax assets:
  Alternative minimum tax credit                               54.0       58.7
  Accruals not currently deductible for tax purposes           52.5       54.2
  Allowance for possible losses                                47.7       44.8
  Postretirement benefits other than pensions                  28.2       28.8
  Other                                                        12.5       13.6
--------------------------------------------------------------------------------
    Total deferred tax assets                                 194.9      200.1
    Net deferred tax liabilities                             $297.6     $339.2
================================================================================


At December 31, 1997, GATX had an alternative minimum tax credit of $54.0 million that can be carried forward indefinitely to reduce future regular tax liabilities.

GATX and its United States subsidiaries file a consolidated federal income tax return. Amounts shown as Current Federal represent taxes payable as determined by the Alternative Minimum Tax. Included in 1997's total deferred tax credit is a $56.5 million deferred tax benefit resulting from Terminals' $185.8 million pretax restructuring charge.

Income taxes consisted of (in millions):

For The Year                      1997           1996           1995
--------------------------------------------------------------------------------

Current-
  Domestic:
    Federal                      $ 28.0         $ 24.4         $ 27.9

    State and local                 1.1            2.4            4.6
--------------------------------------------------------------------------------
                                   29.1           26.8           32.5

  Foreign                           3.9            2.4           (1.1)
--------------------------------------------------------------------------------
                                   33.0           29.2           31.4
Deferred-
  Domestic:
    Federal                       (45.6)          18.9           10.3
    State and local                  .4            4.9            3.0
--------------------------------------------------------------------------------
                                  (45.2)          23.8           13.3

  Foreign                           6.7            1.4            2.9
--------------------------------------------------------------------------------
                                  (38.5)          25.2           16.2
Income tax (benefit) expense     $ (5.5)        $ 54.4         $ 47.6
================================================================================

Income taxes paid                $ 35.5         $ 33.6         $ 33.9


The reasons for the difference between GATX's effective income tax rate and the federal statutory income tax rate were:


For The Year                                   1997   1997(A)    1996   1995
--------------------------------------------------------------------------------
Federal statutory income tax rate             35.0%    35.0%    35.0%   35.0%
Add (deduct) effect of:
  Corporate owned life insurance               2.6     (1.7)    (2.0)   (4.5)
  State income taxes                          (5.6)     3.6      3.6     4.1
  1997 restructuring charges                 (19.0)      --       --      --
  Foreign income                              (2.4)     1.5      1.7     1.3
  Goodwill amortization                       (2.0)     1.3      1.1     1.1
  Minority interest                            (.4)      .3       .3     2.1
  Other                                       (1.9)     1.1      2.6     1.6
--------------------------------------------------------------------------------
Effective income tax rate                      6.3%    41.1%    42.3%   40.7%
================================================================================

(A)Before restructuring charges


NOTE M-SHAREHOLDERS' EQUITY

GATX's Certificate of Incorporation has authorized 60,000,000 shares of common stock at a par value of $.625 per share and 5,000,000 shares of preferred stock at $1.00 per share. Shares of preferred stock issued and outstanding consist of Series A and B $2.50 Cumulative Convertible Preferred Stock.

Holders of both series of $2.50 Cumulative Convertible Preferred Stock are entitled to receive a cumulative annual cash dividend of $2.50 per share. Each share of such preferred stock may be called for redemption by GATX at $63 per share, has a liquidating value of $60 per share, and may be converted into 2.5 shares of common stock.

A total of 2,463,674 shares of common stock were reserved at December 31, 1997, for the following:

--------------------------------------------------------------------------------
                                                           Shares
--------------------------------------------------------------------------------

Conversion of outstanding preferred stock                  65,913

Incentive compensation programs                         2,379,261
Employee service awards                                    18,500
--------------------------------------------------------------------------------
                                                        2,463,674
================================================================================

Holders of $2.50 Convertible Preferred Stock and Common Stock are entitled to one vote for each share held. Except in certain instances, all such classes vote together as a single class.

During 1997, GATX called for redemption all the outstanding shares of its $3.875 cumulative convertible preferred stock, each share of which was convertible into
1.1494 shares of common stock. As a result of the redemption, 3.4 million preferred shares were converted to 3.9 million shares of common.

Transactions in preferred, common, and treasury stock are shown in the following table:


Capital Transactions
(in Thousands, Except
  Number of Shares)                     Preferred Stock                      Common Stock                 Treasury Stock
                                ---------------------------------   ------------------------------    ---------------------
                                  Shares      Par    Additional     Shares        Par   Additional
                                  Issued     Value     Capital      Issued       Value    Capital      Shares       Cost
---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995      3,437,835   $ 3,438   $ 162,840   22,685,590    $14,178   $155,222   (2,790,954)  $(47,082)

Add (deduct):
 Conversion of preferred stock
  into common stock                (6,815)       (7)       (267)      11,467          7        266
 Common stock issued under
  option, incentive and service
  award plans                                                        199,350        125      6,769
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995    3,431,020  $  3,431   $ 162,573   22,896,407    $14,310   $162,257   (2,790,954   $(47,082)
 Add (deduct):
 Conversion of preferred stock
  into common stock               (12,315)      (12)       (322)      30,790         19        315
 Common stock issued under
  option, incentive and service
  award plans                                                        137,577         86      4,181          915         16
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996     3,418,705  $  3,419  $ 162,251   23,064,774    $14,415   $166,753    (2,790,039)  $(47,066)
 Add (deduct):
 Conversion of preferred stock
  into common stock             (3,392,340)   (3,392)  (161,563)   3,901,127      2,438    159,183
 Common stock issued under
  option, incentive and service
  award plans                                                        274,377        171     13,197        20,319        343
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997        26,365  $     27  $     688   27,240,278    $17,024   $339,133    (2,769,720)  $(46,723)
============================================================================================================================


NOTE N-INCENTIVE COMPENSATION PLANS

The 1995 Plan The GATX Corporation 1995 Long Term Incentive Compensation Plan (the 1995 Plan) contains provisions for the granting of non-qualified stock options, incentive stock options, stock appreciation rights (SARs), cash and common stock individual performance units (IPUs), restricted stock rights, restricted common stock and performance awards. An aggregate of 1,500,000 shares of common stock may be issued under the 1995 Plan. As of December 31, 1997, 692,312 shares are available for issuance under the 1995 Plan.

Non-qualified stock options and incentive stock options may be granted for the purchase of common stock for periods not longer than ten years from the date of grant. The exercise price will be not less than the higher of market value at date of grant or par value of the common stock. All options become exercisable commencing on a date no earlier than one year from the date of grant.

SARs can be issued in conjunction with non-qualified or incentive stock options and entitle the holder to receive the difference between the option price and fair market value of the common stock at time of exercise, either in shares of common stock, cash, or a combination of the two at GATX's discretion. Exercise of SARs results in cancellation of the underlying options. During 1997, no SARs were issued and none were outstanding.

IPUs may be granted to key employees and, if predetermined performance goals are met, will be redeemed in cash and common stock, as applicable, with the redemption value determined in part by the fair market value of the common stock as of the date of redemption and in part by the extent to which pre-established performance goals have been achieved. A total of 8,382 IPUs were granted during 1997 and 30,235 IPUs in total were outstanding at the end of the year. In 1997, 13,903 shares of common stock and $452,364 in cash were paid to the participants in redemption of previously issued IPUs.

Restricted stock rights may be granted to key employees entitling them to receive a specified number of shares of restricted common stock. The recipients of restricted common stock are entitled to all dividends and voting rights, but the shares are not transferable prior to the expiration of a "restriction period" as determined at the discretion of the Compensation Committee of the Board of Directors. Performance Awards are granted to employees who have been granted restricted stock rights or restricted common stock, but these Awards may not exceed the market value of the restricted common stock when restrictions lapse. The Performance Awards provide cash payments if certain criteria and earnings goals are met over a predetermined period. During 1997, one grant of 4,000 shares of restricted stock was made.

The 1985 Plan Stock options are outstanding under the GATX Corporation 1985 Long Term Incentive Compensation Plan (the 1985 Plan), as amended, but no additional options, stock or awards may be issued thereunder. At December 31, 1997, 176,142 shares of common stock were reserved for grants previously made under the 1985 Plan.

Data with respect to both plans, including the range of exercise prices per share for 1997 and 1996, are set forth below:

--------------------------------------------------------------------------------
                                     Number of Shares Under
                                       Stock Option Plans
                                      1997           1996      Price Per Share
--------------------------------------------------------------------------------

Outstanding at January 1            1,667,150     1,425,475    $16.3450-50.5625
Granted                               305,500       374,200     49.8125-66.9375
Exercised                            (282,475)     (117,775)    16.3450-47.8750
Canceled                              (29,525)      (14,750)    41.8125-66.9375
--------------------------------------------------------------------------------
Outstanding at December 31          1,660,650     1,667,150      $19.47-66.9375
Outstanding at December 31,
   by year granted:
         1987                             --         22,000          $19.47
         1988                         20,000         45,000          25.655
         1989                         51,100         79,800          29.9375
         1990                         45,500         71,250           19.94
         1991                        106,650        149,900       26.13-28.1875
         1992                        101,150        142,500           25.50
         1993                        164,150        210,600          37.6875
         1994                        238,200        268,650          41.8125
         1995                        282,650        306,500     47.5625-50.5625
         1996                        353,150        370,950     46.3125-49.8125
         1997                        298,100             --      54.875-66.9375
--------------------------------------------------------------------------------
Total                              1,660,650      1,667,150      $19.47-66.9375
================================================================================

Options exercisable
  at December 31                   1,145,433      1,207,950
--------------------------------------------------------------------------------
Options available for future
  grant at December 31               692,312        986,190
================================================================================

Accounting for Stock Options GATX has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. Under these guidelines, no compensation expense is recognized because the exercise price of GATX's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and has been determined as if GATX had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1996 and 1997: dividend yield of 3.6% for 1996 and 2.8% for 1997; volatility factor of the expected market price of GATX's common stock of .15 for 1996 and .156 for 1997; expected life of the option of five years for 1996 and four years for 1997; and weighted average risk-free interest rate of 6.1% for 1996 and 5.9% for 1997.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. The resultant pro forma net (loss) income and (loss) earnings per share were (in millions except for earnings per share information):


--------------------------------------------------------------------------------
                                                       1997       1996
--------------------------------------------------------------------------------

Pro forma net (loss) income                          $(52.2)     $101.6
Pro forma (loss) earnings per share:
  Basic                                              $(2.61)     $ 4.38
  Diluted                                            $(2.61)     $ 4.15
--------------------------------------------------------------------------------

Because SFAS 123's provisions are prospective (retroactive application is prohibited), awards granted prior to 1995 are not considered in the above pro forma amounts. Additionally, because options granted in 1996 and 1997 generally are granted late in the year and vest over a three year period, neither the 1996 nor 1997 pro forma amounts reflect a full annualized effect.

NOTE O-COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

GATX's revenues are derived from a wide range of industries and companies. Approximately 19% of total revenues are generated from the transportation or storage of products for the chemical industry; for similar services, 18% of revenues are derived from the petroleum industry. The sale and leasing of technology equipment represents about 17% of total revenues. GATX also provides services and products to the chemical, petroleum, and technology markets through its joint ventures, which are accounted for under the equity method. In addition, approximately 10% of GATX's assets consist of commercial aircraft operated by various domestic and international airlines.

Under its lease agreements, GATX retains legal ownership of the asset except where such assets have been financed by sale-leasebacks. With loan financings, the loan is collateralized by the equipment. GATX performs credit evaluations prior to approval of a lease or loan contract. Subsequently, the creditworthiness of the customer and the value of the collateral are monitored on an ongoing basis. GATX maintains an allowance for possible losses and other reserves to provide for potential losses which could arise should customers become unable to discharge their obligations to GATX and to provide for permanent declines in investment value.

At December 31, 1997, GATX had commitments of $167 million for orders and options by aircraft joint ventures for interests in 26 new aircraft to be delivered between 1998-2001. In addition, GATX has issued $182 million of residual and rental guarantees. GATX also has firm commitments to acquire railcars and to upgrade terminal and repair facilities totaling $209 million.

GATX and its subsidiaries are engaged in various matters of litigation and have a number of unresolved claims pending, including proceedings under governmental laws and regulations related to environmental matters. Two of GATX's subsidiaries are involved in litigation arising out of a chemical leak and resulting tank car fire in New Orleans, Louisiana. In another matter, an affiliate of a subsidiary of the company is the subject of both litigation and unasserted claims related to the conversion of certain aircraft from passenger to freighter configuration. While the amounts claimed are substantial and the ultimate liability with respect to such litigation and claims cannot be determined at this time, it is the opinion of management that damages, if any, required to be paid by GATX and its subsidiaries in the discharge of such liability are not likely to be material to GATX's consolidated financial position or results of operations.


NOTE P-RESTRUCTURING CHARGES

During 1997 strategic decisions resulted in a $225 million ($163 million after-tax) restructuring charge related to GATX Terminals and GATX Logistics. Terminals' portion of the restructuring charge is based on the decision to close, sell or revalue certain domestic and foreign terminal locations to reflect permanent changes in market conditions. The charge primarily represents the write-down of asset values with minor costs related to closure activities. The charge at GATX Logistics represents the write-down of goodwill to reflect the impairment of certain acquired facilities. The carrying values of certain assets at GATX Terminals and GATX Logistics were written down to fair value as described in Note A.

(In Millions)                             Pre-tax        After-tax
--------------------------------------------------------------------------------
GATX Terminals                             $185.8          $123.8
GATX Logistics                               39.0            39.0
--------------------------------------------------------------------------------
Total                                      $224.8           $162.8
--------------------------------------------------------------------------------

                  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                               Net (Loss)
                                     Operating                 Net (Loss)      Income Per
In Millions,               Gross    Expenses and  Net (Loss)     Income      Share, Assuming
 Except Per Share Data     Income   Depreciation    Income    Per Share (A)   Dilution (A)
----------------------------------------------------------------------------------------------
1997
First Quarter            $  394.6    $  241.8      $  31.2      $ 1.37          $ 1.27
Second Quarter              434.7       279.0         30.2        1.26            1.22
Third Quarter               430.9       273.2         28.0        1.15            1.12
Fourth Quarter              441.7       291.9       (140.3)      (5.74)          (5.74)(B)
----------------------------------------------------------------------------------------------
Total                    $1,701.9    $1,085.9      $ (50.9)     $(2.55)         $(2.55)(B)
==============================================================================================

1996
First Quarter            $  303.6    $  193.3      $  24.7      $ 1.06          $ 1.01
Second Quarter              337.8       212.6         25.7        1.11            1.05
Third Quarter               367.8       222.8         33.4        1.49            1.37
Fourth Quarter              405.2       263.5         18.9         .77             .77
--------------------------------------------------------------------------------------------
Total                    $1,414.4    $  892.2       $102.7      $ 4.43          $ 4.20
============================================================================================

(A)Quarterly results may not be additive, as per share amounts are computed independently for each quarter and the full year based on the respective weighted average common shares and common stock equivalents outstanding.
(B)Conversion of preferred stock is excluded from computation of diluted (loss) earnings because of antidilutive effect.


Common and Preferred Stock Information GATX common shares are listed on the New York, Chicago and London Stock Exchanges under ticker symbol GMT. Shares of both series of $2.50 Cumulative Convertible Preferred Stock are listed on the New York and Chicago Stock Exchanges. During 1997, all outstanding shares of the $3.875 cumulative convertible preferred stock were called for redemption. The approximate number of holders of record of Common Stock and $2.50 Cumulative
Convertible Preferred Stock as of February 27, 1998 was 3,248 and 125, respectively. The following table shows the reported high and low sales price of GATX common and preferred shares on the New York Stock Exchange, the principal market for GATX shares, and the dividends declared per share:

                                       $2.50 Cumulative    $3.875 Cumulative
                                          Convertible         Convertible
                       Common Stock     Preferred Stock     Preferred Stock
--------------------------------------------------------------------------------
                       High     Low     High        Low      High      Low
--------------------------------------------------------------------------------

1997
First Quarter         $50.25  $47.625   $125.50   $125.50   $59.75    $56.50
Second Quarter        58.625    48.50    125.50    123.50    68.00     57.06
Third Quarter        67.5625    57.75    167.00    123.50     n/a       n/a
Fourth Quarter       72.5625    60.50    180.00    167.00     n/a       n/a
--------------------------------------------------------------------------------
Annual
 Dividends Declared        $1.84               $2.50             $1.9375
================================================================================

1996
First Quarter         $51.25   $44.00   $124.25   $124.25   $59.50    $54.25
Second Quarter        48.375    43.00    116.50    116.25    58.50     53.88
Third Quarter         49.125    43.00    116.50    116.25    59.38     55.25
Fourth Quarter         51.25   46.125    125.50    119.00    59.50     56.25
--------------------------------------------------------------------------------
Annual
  Dividends Declared       $1.72              $2.50                $3.875
================================================================================

                            SELECTED FINANCIAL DATA

In Millions, Except Per Share Data                1997(A)        1996          1995        1994         1993
---------------------------------------------------------------------------------------------------------------
Results of Operations
Gross income                                     $1,701.9      $1,414.4      $1,246.4    $1,155.0     $1,086.9
Costs and expenses                                1,789.2       1,285.7       1,129.4     1,037.2        982.5
---------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes
   and equity in net earnings of
     affiliated companies                           (87.3)        128.7         117.0       117.8        104.4
Income taxes (benefit)                               (5.5)         54.4          47.6        48.8         51.4
----------------------------------------------------------------------------------------------------------------
Income before equity in net
  earnings of affiliated companies                  (81.8)         74.3          69.4        69.0         53.0
Equity in net earnings of affiliated companies       30.9          28.4          31.4        22.5         19.7
-----------------------------------------------------------------------------------------------------------------
Net (loss) income                                $  (50.9)     $  102.7      $  100.8     $  91.5      $  72.7

Per Share Data
Net income (loss) applicable to common
   stock, as adjusted                            $  (57.6)      $  89.5       $  87.6     $  78.2      $  59.4
Per share of common stock and common
   stock equivalents:
Net (loss) income                                $  (2.55)      $  4.43       $  4.38     $  3.94      $  3.03
  Shares used in computation (in thousands)        22,542        20,189        20,002      19,843       19,594
Per share assuming conversion, except in 1997
  and 1993, of all outstanding preferred stock:
Net (loss) income, diluted                      $  (2.55)       $  4.20       $  4.14     $  3.79      $  3.03
  Shares used in computation (in thousands)       22,542         24,462        24,365      24,166       19,594
Dividends declared per share of common stock    $   1.84        $  1.72       $  1.60     $  1.50      $  1.40

Financial Condition
Total assets                                   $ 4,947.8       $4,750.2      $4,042.9    $3,650.7     $3,392.1
Total long-term debt and capital
   lease obligations                             2,819.4        2,664.1       2,092.5     1,805.1      1,713.8
Shareholders' equity                               655.4          774.9         717.8       662.4        589.9
Common shareholders' equity                        654.7          609.2         551.8       496.1        423.6
Common shareholders' equity per share              26.72          29.58         26.88       24.30        20.78
-------------------------------------------------------------------------------------------------------------------


(A)1997's restructuring charge was $224.8 million on a pre-tax basis, $162.8 million on an after-tax basis.


                       MANAGEMENT DISCUSSION AND ANALYSIS
                             1996 COMPARED TO 1995

The following discussion analyzes GATX's comparative performance for the years ended December 31, 1996 and 1995. This information should be read in conjunction with the consolidated financial statements on pages 38, 40, and 42. The discussion of comparative results of GATX's operations for the years ended December 31, 1997 and 1996 is presented in the management discussion and analysis on pages 31, 32, 33, 39, 41, 43, 44 and 45 and the financial data of business segments on pages 34 through 37.

GATX reported record net income of $103 million or $4.20 per share, on a diluted basis, for the year ended December 31, 1996 compared to $101 million or $4.14 per share for 1995. On a basic basis, earnings per share were $4.43 compared to $4.38 in the prior year. This improvement was principally due to record earnings at Transportation and Capital. Terminals' net income decreased substantially from the prior year. However, ASC and Logistics' earnings were relatively flat with 1995. GATX's return on total equity for 1996 was 13.8% compared to 14.6% in 1995.

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

Financial Services Capital's gross income of $337 million was $119 million or 55% higher than 1995. All major revenue categories, including lease and interest income, gains on sales of assets, and fees were higher. In addition, equipment sales added $36 million to gross income. Equipment sales represents a new revenue category arising from the October 1996 acquisition of Centron, a technology equipment supplier. Lease income grew to $196 million in 1996 compared to $140 million in 1995 due to the full year effect of the October 1995 acquisition of Sun Financial and new volume. Gains on sales of assets were $36 million, a small increase from the prior year. Fee income was a record $32 million, $13 million higher than the prior period due to a high level of residual sharing on managed asset sales. Fee income includes residual sharing, portfolio management, and transaction arrangement income. Gains on sales of assets and transaction based fees do not occur evenly from period to period.

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

Terminals and Pipelines Terminals' gross income for 1996 of $298 million was 5% less than 1995 resulting from general softness in both the domestic and international petroleum markets. The petroleum business environment since the second half of 1995 has been characterized by backwardated markets, historically low petroleum inventory levels, and lower pricing due to increased competition. Backwardation indicates that the economics in the petroleum futures market as characterized by the spread between spot and future prices, are not providing an incentive to store product.

While throughput of petroleum products remained strong, rates declined. Throughput for 1996 of 634 million barrels at wholly-owned locations increased 5% from 602 million barrels last year. Average utilization for the year was 86%, down from 1995's average of 88%, with 1996 year-end utilization at 89%. Balanced against the difficult petroleum terminaling markets were continued strong chemical demand as well as very good pipeline results. Terminals' pipelines serve the growing Nevada and Florida markets, and those pipelines continue to be enhanced and expanded.

Terminals' net income of $13 million declined from last year's $31 million. The difficult petroleum terminaling markets resulted in decreased operating margins at a number of key locations, including New York Harbor, United Kingdom, Houston, and Los Angeles. Although Terminals has been able to reduce its overall cost base, results have been impacted by rationalization costs and transformation initiatives; these initiatives continue to address on-going cost reduction and productivity enhancements. Overall, total operating costs and SG&A expense decreased $2 million from 1995. Fixed asset ownership costs, which include depreciation and interest, increased to 34% of revenue from 29% in 1995 due to significant facility and infrastructure investments. Equity in earnings of affiliates of $12 million decreased $3 million from last year primarily from the effects of lower petroleum storage, particularly in Singapore, partially offset by higher earnings from a Japanese affiliate which completed its rebuilding from the 1995 Kobe earthquake.

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

Net income of $.9 million was $.4 million higher than last year despite the lower revenues due to an improved margin percentage and lower reserve needs. Margin for 1996 was 9.6% compared with 9.1% in 1995, though significant empty space costs compressed the improvement. In addition, information systems costs continued to increase to better meet customer needs.

Logistics continued to implement its plan of pursuing contract business and reducing low margin public business. By emphasizing key customer relationships, Logistics successfully expanded volume with several important existing customers. However, this strategy is evolutionary and may take several years to improve earnings significantly.

Great Lakes Shipping ASC's gross income in 1996 was $85 million, a 1% increase from the prior year. Revenue increased despite lower tonnage carried, as freight rates per ton increased, both for normal increases as well as the pass-through of a portion of the increase in sharply higher fuel costs. Tonnage carried in 1996 totaled 24.6 million tons, a 4% decrease from the 25.5 million tons carried last year; adverse weather conditions in early 1996 hampered the start of the navigation season, but all customer needs and requirements were satisfied. Customer demand remained strong throughout the 1996 season. Iron ore and limestone tonnage increased while coal tonnage decreased.

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

Corporate and Other Corporate and Other net expense of $31 million decreased $2 million from 1995 primarily due to the reversal of a reserve following the successful defense of previously reported litigation against GATX.



                          GATX LOCATION OF OPERATIONS
                       GATX Corporation and Subsidiaries
----------------------------------------------------------------------------------------------------------------------
GENERAL              Headquarters                       Major Service Centers             Mobile Service Units
AMERICAN             Chicago, Illinois                  Colton, California                Mobile,  Alabama
TRANSPORTATION                                          Waycross, Georgia                 Colton,  California
CORPORATION          Business Offices                   East Chicago, Indiana             Macon,  Georgia
                     Valencia, California               Hearne, Texas                     East Chicago,  Indiana
                     Atlanta, Georgia                   Tierra Blanca, Mexico             Good Hope,  Louisiana
                     Chicago, Illinois                  Red Deer, Alberta                 Carteret,  New Jersey
                     Hackensack, New Jersey             Montreal, Quebec                  Las Cruces,  New Mexico
                     Philadelphia, Pennsylvania         Moose Jaw, Saskatchewan           Albany,  New York
                     Pittsburgh, Pennsylvania                                             Galena Park, Texas
                     Houston, Texas                                                       Olympia,  Washington
                     Mexico City, Mexico                Mini Service Centers              Tierra Blanca, Mexico
                     Calgary, Alberta                   Muscle Shoals, Alabama            Red Deer, Alberta
                     Toronto, Ontario                   White Springs, Florida            Montreal, Quebec
                     Montreal, Quebec                   Terre Haute, Indiana              Moose Jaw, Saskatchewan
                                                        Plaquemine, Louisiana
                                                        Midland, Michigan                 Joint Ventures
                                                        Ivorydale, Ohio                   Hamburg, Germany
                                                        Masury, Ohio                      Zug, Switzerland
                                                        Catoosa, Oklahoma
                                                        Copper Hill, Tennessee
                                                        Freeport, Texas (2)
----------------------------------------------------------------------------------------------------------------------
GATX                 Headquarters
CAPITAL              San Francisco, California          Joint Ventures
CORPORATION                                             Sydney, Australia
                     Offices                            San Francisco, California
                     Burbank, California                LaGrange, Illinois
                     Tampa, Florida                     Toronto, Ontario
                     Chicago, Illinois                  Zug, Switzerland
                     Eden Prairie, Minnesota            Elstree, United Kingdom
                     Sydney, Australia                  Woking, United Kingdom
                     Toronto, Canada
                     Blagnac, France
                     Frankfurt, Germany
                     Singapore, Republic of Singapore
                     Tokyo, Japan
----------------------------------------------------------------------------------------------------------------------

GATX                 Headquarters                       International Terminals           Pipelines
TERMINALS            Chicago, Illinois                  Avonmouth, United Kingdom         Calnev Pipe Line
CORPORATION                                             Belfast, United Kingdom           Adelanto, California
                     Domestic Terminals                 Eastham, United Kingdom           Barstow, California
                     Carson, California                 Glasgow, United Kingdom           Colton, California
                     Los Angeles, California            Grays, United Kingdom             Las Vegas, Nevada
                     Richmond, California               Leith, United Kingdom
                     San Pedro, California              Runcorn, United Kingdom           Central Florida Pipeline
                     Orlando, Florida                                                     Orlando, Florida
                     Port Everglades, Florida           Terminal Joint Ventures           Tampa, Florida
                     Tampa, Florida                     Antwerpen/Lillo, Belgium
                     Argo, Illinois                     Lanshan, China                    Pipeline Joint Ventures
                     Carteret, New Jersey               Kawasaki, Japan                   Olympic Pipeline
                     Paulsboro, New Jersey              Kobe,  Japan                      Renton, Washington
                     Staten Island, New York            Yokohama, Japan
                     Portland, Oregon (2)               Altamira, Mexico                  Manchester Jet Line
                     Philadelphia, Pennsylvania         Jurong Town, Singapore            Manchester, United Kingdom
                     Galena Park, Texas                 Pulau Busing, Singapore
                     Pasadena, Texas                    Barcelona, Spain
                     Seattle, Washington                Bilbao, Spain Tarragona, Spain
                     Vancouver, Washington              Valencia, Spain
                                                        Seal Sands, United Kingdom
                                                        Wymondham, United Kingdom

-------------------------------------------------------------------------------------------------------------------
GATX                 Headquarters                       New York, New York
LOGISTICS,           Jacksonville, Florida              Syracuse, New York
INC.                                                    Akron, Ohio
                     Locations                          Cleveland, Ohio
                     Little Rock, Arkansas              Columbus, Ohio
                     Los Angeles, California            Oklahoma  City, Oklahoma
                     Stockton, California               Philadelphia, Pennsylvania
                     Walnut, California                 Dallas, Texas
                     Denver, Colorado                   El Paso, Texas
                     Danbury, Connecticut               Fort Worth, Texas
                     Jacksonville,  Florida             Clearfield, Utah
                     Atlanta, Georgia                   Chesapeake, Virginia
                     Chicago, Illinois                  Seattle, Washington
                     Normal, Illinois                   Racine, Wisconsin
                     Richmond, Indiana                  Toronto, Canada
                     Indianapolis, Indiana              Mexico City, Mexico
                     Lexington, Kentucky
                     Shreveport, Louisiana              Joint Venture
                     Baltimore, Maryland                Santiago, Chile
                     Grand  Rapids, Michigan
                     Kalamazoo, Michigan
                     Gulfport,  Mississippi
                     St.  Louis, Missouri
                     Greensboro, North  Carolina
                     Winston-Salem, North Carolina

-------------------------------------------------------------------------------------------------------------------
AMERICAN STEAMSHIP   Headquarters
COMPANY              Williamsville, New York

                     Regional Office
                     Toledo, Ohio

                     Vessels
                     M/V Indiana Harbor
                     M/V Walter J. McCarthy,Jr.
                     M/V St. Clair
                     M/V American Mariner
                     M/V H. Lee White
                     M/V Charles E. Wilson
                     M/V Adam E. Cornelius
                     M/V American Republic
                     M/V Buffalo
                     M/V Sam Laud
                     Str. John J. Boland

-------------------------------------------------------------------------------------------------------------------



                          GATX OFFICERS AND DIRECTORS
                       GATX Corporation and Subsidiaries
------------------------------------------------------------------------------------------------------------------

GATX OFFICERS                     GATX BOARD OF DIRECTORS                    GATX SUBSIDIARIES

Ronald H. Zech                    James M. Denny1,2                          General American
Chairman, President and           Managing Director, William Blair           Transportation Corporation
Chief Executive Officer           Capital Partners, LLC                      D. Ward Fuller, President

David B. Anderson                 Richard M. Fairbanks1,4                    GATX Capital Corporation
Vice President,                   Managing Director of Domestic &            Joseph C. Lane, President
Corporate Development,            International Issues, Center for
General Counsel and               Strategic & International Studies          GATX Terminals Corporation
Secretary                                                                    Anthony J. Andrukaitis, President
                                  William C. Foote3,4
William L. Chambers               Chairman, President and Chief              GATX Logistics, Inc.
Vice President,                   Executive Officer, USG Corporation         Joseph A. Nicosia, President
Human Resources
                                  Deborah M. Fretz3,4                        American Steamship Company
Gail L. Duddy                     Senior Vice President,                     Ned A. Smith, President
Vice President, Compensation      Lubricants and Logistics,
and Benefits                      Sun Company, Inc.

David M. Edwards                  Richard A. Giesen2,3
Vice President Finance,           Chairman and Chief
Chief Financial Officer           Executive Officer,
                                  Continental Glass & Plastic, Inc.
Brian A. Kenney
Vice President and Treasurer      Miles L. Marsh1,4
                                  Chairman, President and Chief
Ralph L. O'Hara                   Executive Officer,
Controller                        Fort James Corporation

                                  Charles Marshall2,3
                                  Retired: Former Vice Chairman of
                                  the Board, American Telephone and
                                  Telegraph Company

                                  Michael E. Murphy1,2
                                  Retired: Former Vice Chairman and
                                  Chief Administrative Officer,
                                  Sara Lee Corporation

                                  Ronald H. Zech
                                  Chairman, President and
                                  Chief Executive Officer, GATX
                                  Corporation


                                  1Member, Audit Committee
                                  2Member, Compensation Committee
                                  3Member, Nominating Committee
                                  4Member, Retirement Funds
                                  Review Committee


                           GATX CORPORATE INFORMATION
                       GATX Corporation and Subsidiaries


ANNUAL MEETING
Friday, April 24, 1998, 9:00 a.m.
GATX Corporation
500 West Monroe Street
Chicago, Illinois 60661-3676

FINANCIAL INFORMATION
AND PRESS RELEASES:
A copy of the company's annual report on Form 10-K for 1997 and selected other information are available without charge.

Corporate information and press releases may be found at http://www.gatx.com

A variety of current financial information, historical financial information, press releases and photographs are available at this site.

GATX press releases may be obtained by automated PR Newswire Company News On-Call's automated fax service at (800)758-5804. The company identification number for GATX is 105121.

INQUIRIES
Inquiries regarding dividend checks, the dividend reinvestment plan, stock certificates, replacement of lost certificates, address changes, account consolidation, transfer procedures and year-end tax information should be addressed to GATX Corporation's Transfer Agent and Registrar:

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
8 Challenger Road
Ridgefield Park, NY 07660
Telephone: (800) 851-9677
Internet: http://www.chasemellon.com

Information relating to shareholder ownership, dividend payments, or share transfers:

Janet M. Dongarra, Assistant Corporate Secretary
Telephone: (312) 621-6603
Fax: (312) 621-6647
Email: jmdongarra@gatx.com

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

To request published financial information and financial reports, contact:

GATX CORPORATION
Investor Relations Department
500 West Monroe Street
Chicago, Illinois 60661-3676
Telephone: (800) 428-8161

Automated request line for materials: (312) 621-6300

Janet Bower, Communications Coordinator
Telephone: (312) 621-4297
Fax: (312) 621-6698
Email: jmbower@gatx.com

Analysts, institutional shareholders and financial community professionals:

George S. Lowman, Director of Communications
Telephone: (312) 621-6599
Email: gslowman@gatx.com

Robert C. Lyons, Manager Investor and Public Relations
Telephone: (312) 621-6493
Email: rclyons@gatx.com
Fax: (312) 621-6698

Questions regarding sales, service or lease information:

General American Transportation Corporation
(312) 621-6564

GATX Capital Corporation-(415) 955-3200

GATX Terminals Corporation-(312) 621-8032

GATX Logistics, Inc.-(904) 396-2517

American Steamship Company-(716) 635-0222

INDEPENDENT AUDITORS
Ernst & Young LLP