Form 10-K405, Exhibit 13
period 1998-12-31
GATX CORP
filed 1999-03-19
CIK 40211

                                                                      EXHIBIT 13


                                              GATX Corporation and Subisidiaries

GATX REVIEW OF FINANCIAL OPERATIONS


REPORTS OF GATX MANAGEMENT AND OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS.......................................................................   28

MANAGEMENT'S DISCUSSION AND ANALYSIS: 1998 COMPARED TO 1997
(CONTINUED ON PAGES 35, 37 AND 39).........................................................   29

FINANCIAL DATA OF BUSINESS SEGMENTS........................................................   32

CONSOLIDATED STATEMENTS OF OPERATIONS......................................................   34

CONSOLIDATED BALANCE SHEETS................................................................   36

CONSOLIDATED STATEMENTS OF CASH FLOWS......................................................   38

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)............................................................   43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................................   44

CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
AND COMMON STOCK INFORMATION...............................................................   61

SELECTED CONSOLIDATED FINANCIAL DATA.......................................................   62

MANAGEMENT'S DISCUSSION AND ANALYSIS: 1997 COMPARED TO 1996................................   64
--------------------------------------------------------------------------------------------------


BUSINESS SEGMENTS The following summary describes GATX's current business segments:

RAILCAR LEASING AND MANAGEMENT represents General American Transportation Corporation and its foreign subsidiaries and affiliates (General American), which lease and manage tank cars and other specialized railcars.

FINANCIAL SERVICES represents GATX Capital Corporation and its subsidiaries and affiliates (Capital), which arrange and service the financing of equipment and other capital assets on a worldwide basis.

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

GREAT LAKES SHIPPING represents American Steamship Company (ASC), which operates self-unloading vessels on the Great Lakes.

                                              GATX Corporation and Subisidiaries


REPORT OF GATX MANAGEMENT
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

TO OUR SHAREHOLDERS: The management of GATX Corporation has prepared the accompanying consolidated financial statements and related information included in this 1998 Annual Report to Shareholders and has the primary responsibility for the integrity of this information. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include certain amounts which are based on estimates and informed judgments of management.

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


/s/  RONALD H. ZECH           /s/  DAVID M. EDWARDS          /s/  RALPH L. O'HARA
Chairman, President and          Senior Vice President            Controller and
 Chief Executive Officer      and Chief Financial Officer    Chief Accounting Officer
-------------------------------------------------------------------------------------



TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF GATX CORPORATION: We have audited the accompanying consolidated balance sheets of GATX Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity, comprehensive income
(loss), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GATX Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




Chicago, Illinois                                       /s/ ERNST & YOUNG LLP
January 26, 1999                                            ERNST & YOUNG LLP

                                               GATX Corporation and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS
1998 COMPARED TO 1997

GATX reported record net income of $132 million or $2.62 per share, on a diluted basis, for the year ended December 31, 1998 compared to a net loss of $51 million or $1.28 per share for 1997. Basic earnings per share was $2.68 compared to a per share loss of $1.28 for 1997.

During 1997, strategic decisions resulted in an after-tax restructuring charge of $163 million. Before the effects of the restructuring charge, operating income was $112 million with earnings per share on a diluted and basic basis of $2.25 and $2.34, respectively. The increase in 1998 operating income was principally due to record earnings at General American and Capital, improved conditions in the markets served by Terminals, and the benefit of last year's restructuring. Return on equity was 19.0% in 1998, up from 14.0% in 1997 prior to the effects of the restructuring charge.

The comparative performance for 1997 versus 1996 is discussed in the prior year's management discussion on pages 64-66 of this report.

RAILCAR LEASING AND MANAGEMENT'S gross income of $515 million increased 8% from 1997, with an average of over 5,000 more railcars on lease throughout North America. Average rental rates in 1998 were also slightly higher. At year end 1998, there were 81,600 railcars on lease, representing 95% utilization of the total North American fleet of 85,700 cars. Utilization at the end of 1997 was almost 96%, with 77,700 cars on lease.

General American's share of its two European affiliates' earnings was $2.5 million in 1998 compared to $.9 million last year. The increase is primarily due to holding one of the affiliates for an entire year as General American's interest was acquired in the fourth quarter of 1997.

Based on the revenues generated by the growing fleet, net income increased 7% to a record $67.1 million. Repair costs increased $8 million to support a larger fleet, but as a percentage of revenue were consistent with 1997. Selling, general, and administrative expense increased, primarily to support a major information systems initiative. Though the fleet grew substantially, depreciation and interest did not change appreciably from last year, primarily because of General American's continued use of sale-leaseback financing. In 1998, $208 million of railcars were sold and leased back, and the resultant asset ownership costs are included in operating lease expense.

FINANCIAL SERVICES GATX Capital's gross income of $597 million increased $13 million from 1997. Higher lease, interest, and asset remarketing income were offset in part by a significant decrease in technology equipment sales. Lease income was $22 million higher predominantly due to the growing leasing technology portfolio. Interest income increased $11 million, as market opportunities resulted in Capital extending $162 million in new loans in 1998. Asset remarketing income of $92 million exceeded last year's record $83 million. Asset remarketing, which does not fall evenly from period to period, includes both gains from the sale of assets out of Capital's own portfolio as well as residual sharing fees from the sale of managed assets. The largest gain in 1998 resulted from the sale of rail assets. While technology investing and leasing continued to grow, value-added reselling (VAR) sales of technology equipment in the U.S. and Europe experienced difficulties; sales of technology equipment decreased $31 million from last year.

During 1998, Capital continued to emphasize its strategy of joining with partners to finance and manage assets. Capital's share of earnings in such joint ventures was $27.9 million in 1998, a 64% increase over last year. Most of the increase was attributable to the joint venture formed with Pitney

                                               GATX Corporation and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS
1998 COMPARED TO 1997 (CONTINUED)

Bowes at the end of 1997. A number of new joint ventures were formed in 1998, including GATX Flightlease Ltd. (aircraft), Rolls-Royce and Partners Finance Ltd. (aircraft engines), and GATX Telecom Investors (telecommunications). Capital also made incremental investments in several existing joint ventures to acquire additional aircraft.

Net income for 1998 was a record $59.3 million, exceeding last year by 11%. The record earnings were achieved despite absorbing a $6 million goodwill write-down related to the VAR sector due to the market difficulties facing the business.

Capital's allowance for possible losses increased by $7 million to $129 million, representing 6.3% of net investments, up from 5.8% at the end of 1997. The loss provision for 1998 was consistent with last year.

Compared to the end of last year, the asset mix of Capital's $2.4 billion portfolio at the end of 1998 showed a higher percentage of technology leasing equipment and a lower percentage of rail assets. Over $300 million was added to the technology leasing portfolio and approximately $170 million of rail assets were sold.

TERMINALS AND PIPELINES Terminals' gross income of $290 million decreased $2 million from 1997, primarily due to the sale of the Norco, Louisiana site in 1997. For both petroleum and chemical customers, demand at Terminals' U.S. facilities was stronger in 1998 resulting in improved revenues. Petroleum pricing in the futures market provided incentive to store product, while a favorable U.S. economy kept demand for chemical storage at a relatively high level.

During 1997, Terminals identified certain non-strategic locations and recorded a $123.8 million after-tax charge for the sale or closure of those and other impaired facilities. Three domestic and six terminals in the United Kingdom have been sold as of early 1999. One other domestic and a United Kingdom terminal are slated for sale or closure in 1999. On a continuing site basis, throughput and capacity utilization were 587 million barrels and 94% in 1998 compared to 560 million barrels and 93% in 1997.

Terminals' joint ventures, which primarily serve the European and Asian markets, contributed $13 million in earnings in 1998. Results in 1998 were hampered by unfavorable foreign exchange of approximately $1 million compared to 1997, but overall were comparable to last year. In Asia, the financial crisis and economic downturn appear to have bottomed out, though difficulties may continue to some degree for at least the first half of 1999.

Net income of $19.5 million for 1998 increased significantly from last year's operating earnings of $8.1 million (before the $123.8 million after-tax restructuring charge), based primarily on improving market conditions and benefits from the restructuring. Selling, general, and administrative costs were essentially constant with the year ago period. Proceeds from the sale of Norco and other assets were used to pay down debt, and interest expense accordingly decreased $4 million from 1997. Depreciation expense was almost $14 million lower, in large part due to the asset write-downs taken as part of the 1997 restructuring.

                                               GATX Corporation and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS
1998 COMPARED TO 1997 (CONTINUED)

LOGISTICS AND WAREHOUSING Logistics' gross income of $273 million increased 6% due to the addition of major customers and increased business with existing customers. Lost customers and slower production periods by certain customers partially offset this increase. Total warehouse capacity was 23 million square feet and 21 million square feet in 1998 and 1997, respectively.
Space utilization of 95% in 1998 was comparable to the prior year.

Logistics' net income was $1.0 million in 1998 compared to a net loss in 1997 of $37.4 million, which included the effects of a $39.0 million after-tax charge for the write-down of goodwill. Logistics' income decreased $.6 million in 1998 from 1997 results before the special charge, reflecting a $3 million receivable writeoff from a customer that ceased operations, customer turnover, and lower volume with certain customers. Logistics' 1998 results reflect lower selling, general and administrative costs and lower goodwill amortization resulting from the 1997 write-down.

GREAT LAKES SHIPPING Gross income in 1998 was $87 million, a 5% decrease from last year largely due to a 1997 gain related to the remarketing of a third party vessel and less tonnage carried in the current year. Tonnage carried in 1998 was
25.3 million tons, 4% lower than the 26.4 million tons carried in 1997, due to the decline in the domestic steel industry in the latter part of the year. Lower domestic steel production caused by the high level of imported steel reduced the demand for iron ore transportation. Total tonnage of coal transported also decreased as unseasonably warm weather caused inventory levels for large domestic utilities to remain high. Revenue per ton was comparable with the prior year.

Net income was $7.2 million in 1998 compared to $7.9 million 1997, which included a $1.3 million remarketing gain. Excluding the remarketing gain, net income in 1998 increased 9% despite the lower tonnage. The increase is attributable to favorable weather conditions, operating efficiencies and higher vessel utilization, partially offset by business development costs. Contribution margin per ton was 10% greater than the prior year due to operating efficiencies.

The environment on the Great Lakes remained competitive, with the demand for vessel capacity stable in 1998. ASC carried an estimated 22% of the total U.S. flag Great Lakes tonnage, similar to 1997. Total U.S. flag tonnage was 117 million tons in 1998 compared to 118 million tons in 1997. Iron ore cargoes represented 42% of ASC's tonnage versus 43% in 1997. Coal cargoes represented 25% of ASC's tonnage, up from 24% last year. It is anticipated that the Great Lakes environment will be negatively impacted in 1999 by the crisis resulting from the sale of low-cost foreign steel in domestic markets and consequent excess vessel capacity on the Great Lakes.

CORPORATE AND OTHER Corporate and Other net expense of $20.7 million was comparable to the prior year. A decrease in interest expense was offset by an increase in selling, general and administrative expenses, including the costs to develop the Liquid Logistics initiative.

                                               GATX Corporation and Subsidiaries

FINANCIAL DATA OF BUSINESS SEGMENTS


GATX provides services to a variety of markets through five principal business segments. The financial data presented on this and the following page conform to Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, and depict the profitability, financial position, and cash flow of each of GATX's business segments.

Segment profitability is presented to reflect operating results inclusive of allocated support expenses from the parent company and interest costs based upon the debt levels shown below. Certain amounts have been reclassified (as compared to prior reported GATX segments) to conform with management's assessment of results for each operation. Most notably, the financing effects considered non-operational to the Railcar Leasing and Management segment have been reclassified to the Corporate and Other segment. As a result of eliminating the non-operating financial components, management is able to assess performance using better return measures, such as return on equity, both across segments and over time. Based on a targeted capital structure for Railcar Leasing and Management, the return on equity trend increased from 20.4% in 1996 to 23.3% in 1998. In certain cases, return on equity is labeled n/m (not meaningful) on the table to reflect returns that are immaterial, negative, or distorted as a result of the 1997 restructuring charge.


-----------------------------------------------------------------------------------------------------------------------------------
                                   RAILCAR                 TERMINALS   LOGISTICS
                               LEASING AND    FINANCIAL          AND         AND   GREAT LAKES   CORPORATE
IN MILLIONS                     MANAGEMENT     SERVICES    PIPELINES  WAREHOUSING     SHIPPING   AND OTHER   INTERSEGMENT    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
1998

PROFITABILITY

Gross income (expense)           $  514.5     $  597.1     $  290.4    $  273.4     $   87.2     $    5.2    $   (4.7)   $1,763.1

Interest expense                    (52.9)      (114.6)       (53.6)        (.6)        (6.8)        (8.0)        1.6      (234.9)

Depreciation and amortization       (97.3)      (110.8)       (41.0)      (10.0)        (6.4)        (1.2)        (.8)     (267.5)

Income (loss) before taxes and
  share of affiliates' earnings     105.8         64.0         12.1         3.0         11.3        (31.3)       (2.3)      162.6

Share of affiliates' earnings         2.5         27.9         13.3         (.1)         --           --          --         43.6
  (loss)
Net income (loss)                    67.1         59.3         19.5         1.0          7.2        (20.7)       (1.5)      131.9

Return on equity (A)                 23.3%        23.1%         n/m         1.2%        21.1%         n/m         n/m        19.0%

FINANCIAL POSITION

Identifiable assets               1,539.9      2,207.2        958.4       144.0        169.1         21.6      (100.9)    4,939.3

Debt                                710.4      1,620.9        615.2         7.0         96.5         75.5        (3.9)    3,121.6

Equity                              298.3        272.1        117.8        94.7         32.5        (80.2)       (2.3)      732.9

ITEMS AFFECTING CASH FLOW

Net cash provided by (used in)
  operating activities              166.1         78.8         84.5        13.8         17.7        (21.8)        --        339.1

Portfolio proceeds                   --          863.5          --          --           --           --         (6.4)      857.1
-----------------------------------------------------------------------------------------------------------------------------------
Total cash provided (used)          166.1        942.3         84.5        13.8         17.7        (21.8)       (6.4)    1,196.2

Capital additions and
  portfolio investments             384.8        853.0         70.9         7.8          4.8          1.1        (7.7)    1,314.7
-----------------------------------------------------------------------------------------------------------------------------------


(A) Based on average equity for the year.

                                               GATX Corporation and Subsidiaries

--------------------------------------------------------------------------------------------------------------------------------
                                     RAILCAR              TERMINALS    LOGISTICS
                                 LEASING AND   FINANCIAL        AND          AND  GREAT LAKES  CORPORATE
IN MILLIONS                       MANAGEMENT    SERVICES  PIPELINES  WAREHOUSING     SHIPPING   AND OTHER  INTERSEGMENT    TOTAL
--------------------------------------------------------------------------------------------------------------------------------
1997

PROFITABILITY

Gross income (expense)            $  476.9     $  584.4     $  292.8     $  257.1    $   91.4    $     .6   $   (1.3)  $1,701.9

Interest expense                     (51.0)       (96.8)       (57.3)         (.2)       (7.1)      (11.6)       1.6     (222.4)

Depreciation and amortization        (98.0)       (81.7)       (54.7)       (10.5)       (6.4)       (1.0)      --       (252.3)

Income (loss) before taxes,
  restructuring, and share
  of affiliates' earnings             98.8         62.3         (7.0)         4.6        12.3       (32.2)      (1.3)     137.5

Share of affiliates'
  earnings (loss)                       .9         17.0         13.1          (.1)       --          --         --         30.9

Operating income (loss)
  before restructuring (B)            62.7         53.6          8.1          1.6         7.9       (21.3)       (.7)     111.9

Net income (loss)                     62.7         53.6       (115.7)       (37.4)        7.9       (21.3)       (.7)     (50.9)

Return on equity (A)                  22.1%        23.3%         n/m          n/m        21.9%        n/m        n/m       (7.1)

FINANCIAL POSITION

Identifiable assets                1,504.5      2,275.8        937.1        112.1       177.2        26.9      (85.8)   4,947.8

Debt                                 693.8      1,697.2        626.0          1.8       101.7        91.4       --      3,211.9

Equity                               278.8        241.9        104.5         78.1        35.8       (82.9)       (.8)     655.4

ITEMS AFFECTING CASH FLOW

Net cash provided by (used in)
operating activities                 158.3         57.4         69.2         12.2        19.2       (24.9)      --        291.4

Portfolio proceeds                    --          458.7         --           --          --          --         --        458.7
--------------------------------------------------------------------------------------------------------------------------------
Total cash provided (used)           158.3        516.1         69.2         12.2        19.2       (24.9)      --        750.1

Capital additions and
portfolio investments                336.9        866.3         68.0          4.2          .2        --         --      1,275.6
--------------------------------------------------------------------------------------------------------------------------------
1996

PROFITABILITY

Gross income (expense)            $  427.9     $  337.3     $  297.6     $  267.5    $   85.2    $    (.8)  $    (.3)  $1,414.4

Interest expense                     (45.0)       (86.1)       (52.9)         (.3)       (7.5)      (12.0)       1.0     (202.8)

Depreciation and amortization        (86.8)       (45.3)       (51.9)       (11.1)       (6.3)       (1.0)      --       (202.4)

Income (loss) before taxes and
  share of affiliates' earnings       86.8         56.1          3.6          3.8         8.3       (29.7)       (.2)     128.7

Share of affiliates' earnings          2.9         13.6         11.9         --          --          --         --         28.4

Net income (loss)                     56.6         45.9         13.0           .9         5.4       (19.0)       (.1)     102.7

Return on equity (A)                  20.4%        22.4%         5.3%          .7%       14.5%        n/m        n/m       13.8%

FINANCIAL POSITION

Identifiable assets                1,452.2      1,808.9      1,195.7        164.7       179.6        33.0      (83.9)   4,750.2

Debt                                 631.3      1,293.0        724.0          1.9       108.0       149.7       --      2,907.9

Equity                               288.2        218.7        240.7        132.5        36.4      (141.5)       (.1)     774.9

ITEMS AFFECTING CASH FLOW

Net cash provided by (used in)
  operating activities               161.6        102.2         54.4         17.2         7.1       (45.0)      --        297.5

Portfolio proceeds                    --          354.8         --           --          --          --         --        354.8
--------------------------------------------------------------------------------------------------------------------------------
Total cash provided (used)           161.6        457.0         54.4         17.2         7.1       (45.0)      --        652.3

Capital additions and
  portfolio investments              386.8        659.3        129.5          6.6          .8         1.8       --      1,184.8
--------------------------------------------------------------------------------------------------------------------------------


(A) Based on average equity for the year. In 1997, consolidated return on equity, based on operating income, was 14.0%.

(B) Pretax income excludes a $224.8 million charge for restructuring with $185.8 million related to Terminals and Pipelines and $39.0 million pertaining to Logistics and Warehousing. The after-tax impacts were $162.8 million, $123.8 million, and $39.0 million, respectively.

                                               GATX Corporation and Subsidiaries


CONSOLIDATED STATEMENTS OF OPERATIONS



--------------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT PER SHARE DATA/YEAR ENDED DECEMBER 31           1998          1997           1996
--------------------------------------------------------------------------------------------------------
GROSS INCOME                                                      $ 1,763.1    $ 1,701.9       $ 1,414.4
COSTS AND EXPENSES
  Operating expenses                                                  838.0        840.3           689.2
  Interest                                                            234.9        222.4           202.8
  Provision for depreciation and amortization                         267.5        252.3           202.4
  Provision for possible losses                                        14.7         11.1            12.5
  Selling, general and administrative                                 245.4        238.3           178.8
  Provision for restructuring                                          --          224.8            --
--------------------------------------------------------------------------------------------------------
                                                                    1,600.5      1,789.2         1,285.7
--------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND SHARE
  OF AFFILIATES' EARNINGS                                             162.6        (87.3)          128.7
INCOME TAXES (BENEFIT)                                                 74.3         (5.5)           54.4
--------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE SHARE OF AFFILIATES' EARNINGS                     88.3        (81.8)           74.3
SHARE OF AFFILIATES' EARNINGS                                          43.6         30.9            28.4
--------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                 $   131.9    $   (50.9)      $   102.7
--------------------------------------------------------------------------------------------------------
PER SHARE DATA
  Basic:
    Net Income (Loss)                                             $    2.68    $   (1.28)      $    2.22
    Average Number of Common Shares (in thousands)                   49,178       45,084          40,379
  Diluted:
    Net Income (Loss)                                                  2.62        (1.28)           2.10
    Average Number of Common Shares and Common
      Share Equivalents (in thousands)                               50,426       45,084          48,924
  Dividends paid:
    Common                                                             1.00          .92             .86
    $3.875 Cumulative Preferred                                        --         1.9375           3.875
--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                               GATX Corporation and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
1998 COMPARED TO 1997


OVERVIEW: The comparison of 1998 to 1997 results is heavily influenced by the $163 million after-tax restructuring charge taken last year.

GROSS INCOME of $1.8 billion in 1998 increased $61 million or 4% over last year. General American's revenues increased $38 million, with an average of over 5,000 more cars on lease in North America than in 1997. Logistics added several new large customers in 1998 and expanded business with key existing customers, resulting in revenue growth of $16 million. GATX Capital's gross income increased $13 million, with higher lease, interest, and asset remarketing income offset in part by a $31 million decrease in VAR sales. ASC's and Terminals' gross income decreased $4 million and $2 million, respectively. ASC carried less tonnage and 1997 revenues included a remarketing gain. Terminals' decrease included the effect of selling its Norco terminal in 1997.

OPERATING EXPENSES of $838 million were $2 million lower than last year. Consistent with the reduction in GATX Capital's VAR sales, the cost of sales decreased $32 million. General American's operating expenses increased by $25 million with $8 million related to repairs supporting the growing railcar fleet and $14 million due to operating lease expense for the ongoing sale-leaseback of railcars. Logistics' operating costs increased $16 million. Terminals' operating expenses were $4 million lower primarily due to selling Norco. ASC carried fewer tons and benefited from certain operating efficiencies, resulting in a $3 million cost reduction.

INTEREST EXPENSE of $235 million increased almost $13 million. GATX Capital's average debt balance during 1998 was $261 million higher than the prior year, resulting in an $18 million increase in interest expense. Terminals' interest expense was $4 million lower primarily due to using asset sale proceeds to pay down debt.

DEPRECIATION AND AMORTIZATION EXPENSE was $15 million more than in 1997. Terminals' depreciation was $14 million lower, in large part due to the asset write-downs taken as part of the 1997 restructuring. GATX Capital's depreciation expense was $20 million higher due to the growth in operating lease investments during 1998. Amortization also was higher, primarily due to a $6 million write-off of goodwill related to the VAR technology business partially offset by less amortization at Logistics.

THE PROVISION FOR POSSIBLE LOSSES of $15 million, a $4 million increase over last year, includes Logistics' $3 million write-off of a receivable from a customer that ceased operations.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES in 1998 included expenditures for employee costs, information systems, and new business development partially offset by cost control benefits. SG&A as a percentage of gross income was approximately 14%, comparable with the prior year.

INCOME TAX EXPENSE of $74 million represented an effective tax rate of approximately 46%, higher than last year's 41% (before restructuring charges). Certain expenses in 1998, including the goodwill write-down for the VAR technology business, were not deductible for tax purposes.

SHARE OF AFFILIATES' EARNINGS grew by 41% over 1997. The majority of the increase was attributable to PBG Capital, a joint venture formed late in 1997 between GATX Capital and Pitney Bowes, and a full year of affiliate earnings from KVG, a German-based railcar joint venture acquired in 1997.

CONSOLIDATED EARNINGS of $132 million, an increase of $20 million from last year (before restructuring charges), were driven by record earnings at GATX Capital and General American, and sharply higher results at Terminals.

                                               GATX Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS


----------------------------------------------------------------------------
IN MILLIONS/DECEMBER 31                                   1998         1997
----------------------------------------------------------------------------
ASSETS
CASH AND CASH EQUIVALENTS                              $   94.5    $   77.8
RECEIVABLES
  Trade accounts                                          156.2       161.9
  Finance leases                                          676.0       877.0
  Secured loans                                           241.6       180.3
  Less-Allowance for possible losses                     (135.9)     (128.5)
---------------------------------------------------------------------------
                                                          937.9     1,090.7
OPERATING LEASE ASSETS AND FACILITIES
  Railcars and service facilities                       2,567.1     2,501.7
  Tank storage terminals and pipelines                  1,168.2     1,128.9
  Great Lakes vessels                                     204.2       199.4
  Operating lease investments and other                   770.2       704.4
---------------------------------------------------------------------------
                                                        4,709.7     4,534.4
  Less-Allowance for depreciation                      (1,919.6)   (1,823.9)
---------------------------------------------------------------------------
                                                        2,790.1     2,710.5
INVESTMENTS IN AFFILIATED COMPANIES                       715.3       707.4
OTHER ASSETS                                              401.5       361.4
---------------------------------------------------------------------------
                                                       $4,939.3    $4,947.8
---------------------------------------------------------------------------
LIABILITIES, DEFERRED ITEMS AND SHAREHOLDERS' EQUITY
ACCOUNTS PAYABLE                                       $  353.0    $  354.7
ACCRUED EXPENSES                                           54.1        58.0
DEBT
  Short-term                                              299.9       370.2
  Long-term:
    Recourse                                            2,171.3     2,221.4
    Nonrecourse                                           451.9       408.2
  Capital lease obligations                               198.5       212.1
---------------------------------------------------------------------------
                                                        3,121.6     3,211.9
DEFERRED INCOME TAXES                                     325.1       297.6
OTHER DEFERRED ITEMS                                      352.6       370.2
----------------------------------------------------------------------------
  TOTAL LIABILITIES AND DEFERRED ITEMS                  4,206.4     4,292.4
SHAREHOLDERS' EQUITY
  Preferred stock                                          --          --
  Common stock                                             34.3        34.1
  Additional capital                                      331.6       322.6
  Reinvested earnings                                     446.0       363.4
  Accumulated other comprehensive loss                    (32.2)      (17.9)
----------------------------------------------------------------------------
                                                          779.7       702.2
  Less-Cost of common shares in treasury                  (46.8)      (46.8)
---------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                             732.9       655.4
---------------------------------------------------------------------------
                                                       $4,939.3    $4,947.8
---------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                               GATX Corporation and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF BALANCE SHEETS
1998 COMPARED TO 1997


OVERVIEW: Total assets were $4.9 billion and approximated the balance at the end of 1997. While there were record portfolio investments and capital additions during 1998, these were more than offset by significant asset reductions, including $268 million of depreciation and amortization, the sale-leaseback of $231 million of railcars, portfolio proceeds from repayments of portfolio loans and leases, and from asset remarketing. In addition to the $4.9 billion of assets on the balance sheet, GATX utilizes over $1 billion of assets, such as railcars, aircraft, and warehouses, that are financed with operating leases and therefore are not included on the balance sheet.

TOTAL RECEIVABLES, including finance leases and secured loans, decreased $145 million mostly due to activity at GATX Capital. Finance leases decreased $201 million primarily due to the remarketing of rail assets. Several new significant investment opportunities resulted in secured loans increasing by $61 million.

OPERATING LEASE ASSETS AND FACILITIES of $2.8 billion increased by only $80 million, despite $1.3 billion of portfolio investments and capital additions made in 1998. Substantially offsetting the additions were depreciation, the sale-leaseback of railcars at General American and GATX Capital, and asset remarketing.

INVESTMENTS IN AFFILIATED COMPANIES of $715 million increased $8 million. Though $147 million was invested in GATX's joint ventures in 1998, and a record $44 million of equity income was recognized, these additions were largely offset by cash distributions.

OTHER ASSETS of $402 million increased $41 million since the end of last year, with the largest part of the increase due to progress payments for aircraft.

TOTAL DEBT of $3.1 billion decreased $90 million since the end of 1997. Short-term debt and other recourse debt collectively decreased $134 million. GATX's use of nonrecourse debt continued to be emphasized, with that component of debt increasing $44 million. GATX's cash needs for 1998 were generally satisfied with internally-generated cash flow from operations, portfolio proceeds, and sale-leaseback proceeds.

                                               GATX Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


-----------------------------------------------------------------------------------------
IN MILLIONS/YEAR ENDED DECEMBER 31                          1998        1997        1996
-----------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                        $  131.9    $  (50.9)   $  102.7
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
    Realized gains on remarketing of leased equipment       (72.9)      (74.1)      (40.9)
    Provision for restructuring, net of tax                  --         162.8        --
    Provision for depreciation and amortization             267.5       252.3       202.4
    Provision for possible losses                            14.7        11.1        12.5
    Deferred income taxes                                    38.8        18.0        25.2
Net change in trade receivables, inventories,
  accounts payable and accrued expenses                     (13.4)       34.9        30.2
Other                                                       (27.5)      (62.7)      (34.6)
-----------------------------------------------------------------------------------------
  Net cash provided by operating activities                 339.1       291.4       297.5

INVESTING ACTIVITIES
Additions to operating lease assets and facilities         (468.5)     (362.0)     (436.2)
Additions to equipment on lease, net of
  nonrecourse financing                                    (501.6)     (536.4)     (376.3)
Secured loans extended                                     (161.6)      (35.1)     (117.1)
Investments in affiliated companies                        (147.2)     (306.1)      (92.8)
Other investments and progress payments                     (35.8)      (36.0)     (162.4)
-----------------------------------------------------------------------------------------
Capital additions and portfolio investments              (1,314.7)   (1,275.6)   (1,184.8)
Portfolio proceeds:
  From remarketing of leased equipment                      242.0       218.5       100.7
  From return of investment                                 615.1       240.2       254.1
-----------------------------------------------------------------------------------------
Total portfolio proceeds                                    857.1       458.7       354.8
Proceeds from other asset sales                             261.6       226.9       250.3
-----------------------------------------------------------------------------------------
  Net cash used in investing activities                    (196.0)     (590.0)     (579.7)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                    360.1       569.9       757.3
Repayment of long-term debt                                (361.6)     (395.2)     (283.3)
Net (decrease) increase in short-term debt                  (69.2)      207.8      (121.1)
Repayment of capital lease obligations                      (15.4)      (15.3)      (14.4)
Issuance of common stock under employee
  benefit programs and other                                  9.0        12.4         3.1
Cash dividends                                              (49.3)      (49.4)      (48.0)
------------------------------------------------------------------------------------------
  Net cash (used in) provided by financing activities      (126.4)      330.2       293.6
------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                $   16.7    $   31.6    $   11.4
------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                               GATX Corporation and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CASH FLOWS
1998 COMPARED TO 1997


GATX generates significant cash from its operating activities and proceeds from its investment portfolio which are used to service debt, pay dividends, and fund capital additions and portfolio investments. Most of the capital requirements are considered discretionary and represent additions to the railcar fleet, capital equipment investment portfolio, joint ventures, and terminal and pipeline facilities. As a result, the level of capital spending and investments can be adjusted as conditions in the economy or GATX's businesses warrant.

CASH PROVIDED BY OPERATING ACTIVITIES generated $339 million of cash flow in 1998, a $48 million increase from 1997. GATX Capital, Terminals and General American all reported higher cash flow and Logistics' and ASC's cash flows were consistent with the year ago period. To the extent GATX Capital reports increased gains on asset remarketing or equity in earnings of affiliates, cash flows from operations will decrease, as Capital's remarketing proceeds and cash distributions from affiliates are included in portfolio proceeds.

CAPITAL ADDITIONS AND PORTFOLIO INVESTMENTS totaled a record $1.3 billion, an increase of $39 million from 1997. General American's capital additions in 1998 were $385 million, including $366 million for the addition of railcars. In 1997, General American's additions were $337 million including $275 million for fleet additions and an investment in a 40% interest in KVG, a German railcar company. Terminals' expenditures were comparable to the prior year.

GATX Capital's portfolio investments of $853 million were slightly lower than last year's record of $866 million, representing strong market opportunities in the technology leasing and aircraft sectors. Capital's technology leasing operation funded $307 million, a 36% increase over 1997's volume. Late in 1998, Capital acquired a 50% interest in Rolls-Royce and Partners Finance Ltd., a lessor of aircraft engines. Including the interest in the Rolls-Royce partnership, Capital invested $128 million in its aircraft joint ventures in 1998. Capital extended $162 million of loans to various entities in 1998, which are collateralized by vessels and aircraft. In 1997, GATX Capital acquired a portfolio of leases from Pitney Bowes for $368 million.

PORTFOLIO PROCEEDS of $857 million increased 87% from 1997 reflecting exceptional activity. Proceeds from the remarketing of leased equipment, primarily rail and aircraft assets, included both the return of principal and the gains on the transactions. Proceeds from the return of investment were $615 million and $240 million for 1998 and 1997, respectively. Included in the portfolio proceeds amount are loan principal receipts and distributions from joint venture investments.

PROCEEDS FROM OTHER ASSET SALES of $262 million in 1998 included the receipt of $231 million from the sale-leaseback of railcars at General American and Capital. Asset sale activity included General American's sale-leaseback of 3,380 railcars, scrapping of 2,100 cars, and Terminals' sale of its Vancouver terminal. In 1997 General American sold and leased back $167 million of railcars and Terminals sold its Norco, Louisiana facility.

CASH USED IN FINANCING ACTIVITIES was $126 million compared to cash provided of $330 million in 1997. Because of 1998's substantial portfolio proceeds and cash flow from operations, long-term debt remained constant and $69 million of short-term debt was paid down.

Common dividends per share were $1.00 in 1998 compared to $.92 in 1997. In January 1999, the Board of Directors approved a 10% increase in the quarterly dividend to $.275 per common share, or $1.10 on an annualized basis. This is the fourteenth consecutive year GATX has increased its dividend.

                                               GATX Corporation and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF CASH FLOWS
1998 COMPARED TO 1997 (CONTINUED)


LIQUIDITY AND CAPITAL RESOURCES General American Transportation Corporation
(GATC) and GATX Capital have revolving credit facilities. GATC and GATX Capital also have commercial paper programs and uncommitted money market lines which are used to fund operating needs. The GATC revolving credit facility expires in 2003 while GATX Capital's revolving credit facility expires in 2001. Under the covenants of the commercial paper programs and rating agency guidelines, GATC and GATX Capital individually must keep unused revolver credit capacity at least equal to the amount of commercial paper outstanding. At December 31, 1998, GATX and its subsidiaries had available unused committed lines of credit amounting to $561.3 million.

GATC has a $650 million shelf registration for pass through trust certificates and debt securities of which $100 million of notes and $106 million of pass through certificates have been issued at year end. GATX Capital has a shelf registration for $532 million of which $370 million has been issued. At year end, GATX had $702 million of commitments to provide financing to customers or to acquire assets, $444 million of which is scheduled to fund in 1999.

At December 31, 1998, approximately $346 million of subsidiary net assets were restricted, limiting the ability of the subsidiaries to transfer assets to GATX parent in the form of loans, advances or dividends. The majority of net asset restrictions relate to the revolving credit agreement of GATC and the various loan agreements of GATX Capital. Such restrictions are not expected to have an adverse impact on the ability of GATX to meet its cash obligations.

RISK MANAGEMENT AND MARKET SENSITIVE INSTRUMENTS GATX, like most other companies, is exposed to certain market risks, including changes in interest rates and currency exchange rates. To manage these risks, GATX, pursuant to preestablished and preauthorized policies, enters into certain derivative transactions, predominantly interest rate swaps. These interest rate swaps and other derivative instruments are entered into for hedging purposes only; GATX does not hold or issue derivative financial instruments for speculative purposes.

GATX's interest expense is affected by changes in interest rates as a result of its use of variable rate debt instruments, including commercial paper and other floating rate debt. Based on GATX's variable rate debt at December 31, 1998, if market rates were to increase by 10% of GATX's weighted average floating rate, after-tax interest expense would increase by approximately $2 million in 1999.

Changes in certain currency exchange rates would affect GATX's reported earnings. Based on 1998 reported earnings, a uniform and hypothetical 10% strengthening in the U.S. dollar versus those foreign currencies would decrease after-tax income in 1999 by approximately $2 million.

The interpretation and analysis of the results from the hypothetical changes to interest rates and currency exchange rates should not be considered in isolation; such changes would typically have corresponding offsetting changes. Offsetting effects are present, for example, to the extent that floating rate debt is associated with floating rate assets.

                                               GATX Corporation and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS
1998 COMPARED TO 1997 (CONTINUED)


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

GATX's policy is to monitor and actively address environmental concerns in a responsible manner. GATX has received notices from the U.S. Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) for study and clean-up costs at 13 sites under the requirements of the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (Superfund). Under these Acts and comparable state laws, GATX may be required to share in the cost to clean-up various contaminated sites identified by the EPA and other agencies. GATX also has received notice that it is a PRP at one site to undertake a Natural Resource Damage Assessment. In all instances, GATX is one of a number of financially responsible PRPs and has been identified as contributing only a small percentage of the contamination at each of the sites. Due to various factors such as the required level of remediation or restoration and participation in clean-up or restoration efforts by others, GATX's total clean-up costs at these sites cannot be predicted with certainty; however, GATX's best estimates for remediation and restoration of these sites have been determined and are included in its environmental reserves.

Future costs of environmental compliance are indeterminable due to unknowns such as the magnitude of possible contamination, the timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties including insurers. Also, GATX may incur additional costs relating to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but in the future may require investigation and/or remedial work to ensure adequate protection to the environment under current or future standards. If future laws and regulations contain more stringent requirements than presently anticipated, expenditures may be higher than the estimates, forecasts, and assessments of potential environmental costs provided below. However, these costs are expected to be at least equal to the current level of expenditures. In addition, GATX has provided indemnities for environmental issues to the buyers of three divested companies, and a number of divested terminal facilities for which GATX believes it has adequate reserves.

GATX's environmental reserve at the end of 1998 was $74 million and reflects GATX's best estimate of the cost to remediate known environmental conditions. Additions to the reserve were $14 million in 1998 and $11 million in 1997. Expenditures charged to the reserve amounted to $12 million and $14 million in 1998 and 1997, respectively.

In 1998, GATX made capital expenditures of $5 million for environmental and regulatory compliance compared to $13 million in 1997. These projects included marine vapor recovery systems, discharge prevention compliance, waste water systems, impervious dikes, tank modifications for emissions control, and tank car cleaning systems. Environmental projects authorized or planned would require capital expenditures of approximately $7 million in 1999. GATX anticipates it will make annual expenditures at approximately the same level over each of the next three years.

                                               GATX Corporation and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS
1998 COMPARED TO 1997 (CONTINUED)


YEAR 2000 READINESS DISCLOSURE GATX continues to address what is commonly referred to as the Year 2000 problem. GATX has completed the assessment phase of reviewing its critical information systems for Year 2000 compliance. Efforts are well underway in both modifying and replacing its in-house developed software as well as upgrading its vendor-supported software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. Several remediation projects and systems replacements are already in place, and efforts are continuing on others. Critical projects should be completed by mid-year 1999. Additionally, other less critical information systems have been reviewed and corrective action is being taken where indicated.

GATX also is reviewing its operating assets to determine any exposure to time-sensitive controls which may be embedded in the equipment. These situations are being assessed on an ongoing basis and replacement or remediation is in process where there is indicated need.

GATX is inquiring of both customers and vendors where the company's information systems interface directly with third parties to ensure that the interfaces and the third party systems are or will be Year 2000 compliant. Where considered appropriate, the company is working directly with such third parties to test or remediate such systems. The company also interacts electronically with certain external entities but has no means of ensuring that they will be Year 2000 ready. Additionally, GATX has been inquiring of key vendors in an effort to establish the ability of the provider to deliver product or services on a timely basis in the year 2000.

GATX believes it has an effective program in place to resolve the Year 2000 issue in a timely manner and to minimize the company's exposure. If these steps were not taken, or are not completed timely, the Year 2000 issue could have a significant impact on the operations of the company. The project is estimated to be completed during 1999, which is prior to any anticipated impact on its operating systems. Based on the progress and results of the Year 2000 project thus far, GATX believes that the Year 2000 issue should not pose significant operational problems. However, in the event that the company's efforts have not addressed all potential systems problems, contingency plans are being developed to enable critical business operations to continue. The total Year 2000 project cost is estimated to not exceed $11 million, of which approximately $5 million has been expensed through 1998. These costs have not and are not expected to have a material adverse impact on the company's financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS GATX reported record results for 1998. Many economists believe that the U.S. economy is entering a recessionary environment, but GATX's results reported herein have not been impacted to any significant extent. However, should a recession develop, GATX's prospective results would not be immune from the effects thereof if there were significant changes in demand for its services or assets provided.

Certain statements in Management's Discussion and Analysis constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although the company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, unanticipated changes in the markets served by GATX such as the aircraft, petroleum, chemical, rail, technology and steel industries.

                                               GATX Corporation and Subsidiaries


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
EQUITY AND COMPREHENSIVE INCOME (LOSS)


------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT NUMBER OF SHARES                     - - - - - - DOLLARS - - - - - -          - - - - - - SHARES - - - - - -
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31                                               1998        1997      1996             1998         1997          1996
------------------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK
Balance at beginning of period                           $  --      $   3.4    $   3.4         26,365      3,418,705      3,431,020
Conversion of preferred stock
  into common stock                                         --         (3.4)      --             (300)    (3,392,340)       (12,315)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                    --         --          3.4         26,065         26,365      3,418,705
                                                                                           =========================================

COMMON STOCK
Balance at beginning of period                              34.1       28.8       28.6     54,480,556     46,129,548     45,792,814
Issuance of common stock                                      .2         .4         .2        340,107        548,754        275,154
Conversion of preferred stock
  into common stock                                         --          4.9       --            1,500      7,802,254         61,580
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                    34.3       34.1       28.8     54,822,163     54,480,556     46,129,548
                                                                                           =========================================


TREASURY STOCK
Balance at beginning of period                             (46.8)     (47.0)     (47.1)    (5,539,440)    (5,580,078)    (5,581,908)
Issuance of common stock                                    --           .2         .1          1,210         40,638          1,830
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                   (46.8)     (46.8)     (47.0)     (5,538,230)    (5,539,440)   (5,580,078)
                                                                                           =========================================

ADDITIONAL CAPITAL

Balance at beginning of period                             322.6      314.6      310.5

Issuance of common stock                                     9.0       13.0        4.1
Conversion of preferred stock
  into common stock                                         --         (5.0)      --
--------------------------------------------------------------------------------------
Balance at end of period                                   331.6      322.6      314.6


REINVESTED EARNINGS

Balance at beginning of period                             363.4      463.7      409.0
Net income (loss)                                          131.9      (50.9)     102.7
Dividends declared                                         (49.3)     (49.4)     (48.0)
--------------------------------------------------------------------------------------
Balance at end of period                                   446.0      363.4      463.7


ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)

Balance at beginning of period                             (17.9)      11.4       13.4
Foreign currency translation loss                          (16.3)     (28.3)      (7.6)
Unrealized gain (loss) on
  securities, net                                            2.0       (1.0)       5.6
--------------------------------------------------------------------------------------
Balance at end of period                                   (32.2)     (17.9)      11.4
--------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                               $ 732.9    $ 655.4    $ 774.9
======================================================================================




--------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
--------------------------------------------------------------------------------------
IN MILLIONS/YEAR ENDED DECEMBER 31                         1998       1997       1996
--------------------------------------------------------------------------------------
Net income (loss)                                        $ 131.9    $ (50.9)   $ 102.7
Other comprehensive income
  (loss), net of tax
  Foreign currency translation loss                        (16.3)     (28.3)      (7.6)
  Unrealized gain (loss) on
  securities, net                                            2.0       (1.0)       5.6
--------------------------------------------------------------------------------------
Other comprehensive loss                                   (14.3)     (29.3)      (2.0)
--------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                              $ 117.6    $ (80.2)   $ 100.7
======================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                                               GATX Corporation and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Financial data of business segments for 1998, 1997, and 1996 on pages 32 and 33 are an integral part of the consolidated financial statements of GATX Corporation and subsidiaries.


NOTE A--SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies of GATX and its consolidated subsidiaries are discussed below.

CONSOLIDATION--The consolidated financial statements include the accounts of GATX and its majority-owned subsidiaries. Investments in 20 to 50 percent-owned companies and joint ventures are accounted for under the equity method and are shown as investments in affiliated companies, with operating results shown as share of affiliates' earnings.

CASH EQUIVALENTS--GATX considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

OPERATING LEASE ASSETS AND FACILITIES--Operating lease assets and facilities are stated principally at cost. Assets acquired under capital leases are included in operating lease assets and the related obligations are recorded as liabilities. Provisions for depreciation include the amortization of the cost of capital leases and are computed by the straight-line method which results in equal annual depreciation charges over the estimated useful lives of the assets. The estimated useful lives of depreciable assets are as follows:


------------------------------------------------------------------------------------
Railcars................................................................20-38 years
Buildings, leasehold improvements, storage tanks, and pipelines......... 5-40 years
Great Lakes vessels.....................................................30-40 years
Machinery and related equipment......................................... 3-25 years
Operating lease investments............................................. 3-38 years
------------------------------------------------------------------------------------


GOODWILL--GATX has classified the cost in excess of the fair value of net assets acquired as goodwill. Goodwill, which is included in other assets, is being amortized on a straight-line basis over 10 to 40 years. GATX continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is recoverable from projected undiscounted net cash flows of the related business, and in that regard adjusted certain carrying amounts in 1997 (as is explained in Note O) and 1998. In 1998, $6.0 million of goodwill related to Capital's technology equipment sales business was written off, as that asset was determined to be impaired. Goodwill, net of accumulated amortization of $37.5 million and $28.5 million, was $116.6 million and $118.7 million as of December 31, 1998 and 1997, respectively. Amortization expense was $13.8 million in 1998, $6.7 million in 1997, and $5.3 million in 1996.

INCOME TAXES--United States income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates which GATX intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $190.9 million at December 31, 1998.

OTHER DEFERRED ITEMS--Other deferred items include the accrual for postretirement benefits other than pensions; environmental, general liability and workers' compensation reserves; and other deferred credits.

                                               GATX Corporation and Subsidiaries

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS--GATX uses interest rate and currency swaps, forwards and similar contracts to set interest and exchange rates on existing or anticipated transactions. These instruments qualify for hedge accounting. Fair values of GATX's off-balance sheet financial instruments (futures, swaps, forwards, options, guarantees, and lending and purchase commitments) are based on current market prices, settlement values or fees currently charged to enter into similar agreements. The fair values of the hedge contracts are not recognized in the financial statements. Net amounts paid or received on such contracts are recognized over the term of the contract as an adjustment to interest expense or the basis of the hedged financial instrument.

ENVIRONMENTAL LIABILITIES--Expenditures that relate to current or future operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to environmental reserves. Reserves are recorded in accordance with accounting guidelines to cover work at identified sites when GATX's liability for environmental clean-up is both probable and a minimum estimate of associated costs can be made; adjustments to initial estimates are recorded as necessary.

REVENUE RECOGNITION--The majority of GATX's gross income is derived from the rentals of railcars, commercial aircraft, Great Lakes vessels, and technology equipment as well as terminaling, warehousing and logistics services. In addition, income is derived from technology equipment sales, finance leases, asset remarketing, secured loans and other services.

FOREIGN CURRENCY TRANSLATION--The assets and liabilities of GATX operations located outside the United States are translated at exchange rates in effect at year end, and income statements are translated at the average exchange rates for the year. Gains or losses resulting from the translation of foreign currency financial statements are deferred and recorded as a separate component of consolidated shareholders' equity. The cumulative foreign currency translation loss recorded in accumulated other comprehensive loss was $(38.8) million and $(22.5) million at the end of 1998 and 1997, respectively.

INVESTMENTS IN EQUITY SECURITIES--Financial Services' venture leasing portfolio includes stock and stock warrants held as available-for-sale securities. The unrealized gain on these securities, recorded in accumulated other comprehensive loss was $6.6 million and $4.6 million at the end of 1998 and 1997, respectively.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

                                               GATX Corporation and Subsidiaries

EARNINGS PER SHARE--Basic and diluted earnings per share are determined in accordance with the requirements of Statement of Financial Accounting Standards No. 128. Basic EPS is calculated as net income (loss) available to common shareholders, adjusted for preferred dividends, divided by the weighted average number of common shares outstanding. Diluted EPS is calculated as net income
(loss) divided by the sum of the weighted average number of common shares outstanding and common stock equivalents. Common stock equivalents include shares issuable upon exercise of employee stock options (reduced by the number of shares assumed to be repurchased by the option proceeds) and also assumes all preferred stock has been converted into common shares if the effect of such conversion is not antidilutive.

NEW ACCOUNTING PRONOUNCEMENTS--In 1998, GATX adopted the Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the company's net income or shareholders' equity. Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and changes in unrealized gain (loss) on securities and is presented in the Consolidated Statements of Comprehensive Income (Loss). Prior year consolidated financial statements have been reclassified to conform with SFAS 130 requirements.

GATX adopted the Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"), in 1998 which changes the way the company reports information about its operating segments. The adoption of SFAS 131 did not affect consolidated results of operations or financial position, but did affect the disclosure of segment information. The information for 1997 and 1996 has been restated from the prior years' presentation in order to conform with the 1998 presentation. See segment discussion at page 32.

In 1998, the AICPA issued Statement of Position 98-1, Accounting For the Costs of Computer Software Developed or Obtained For Internal Use ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998 and requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The company currently expenses such costs incurred. Management is currently assessing the impact that the adoption of SOP 98-1 will have on the company's financial position, results of operations, and cash flows.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. GATX, which utilizes fundamental derivatives to hedge changes in interest rates and foreign currencies, expects to adopt SFAS 133 effective January 1, 2000. This new accounting standard will require that all derivatives be recorded on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management is currently assessing the impact that the adoption of SFAS 133 will have on the company's financial position, results of operations, and cash flows.

RECLASSIFICATIONS--Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.

                                               GATX Corporation and Subsidiaries

NOTE B--ACCOUNTING FOR LEASES
The following information pertains to GATX as a lessor:

FINANCE LEASES--GATX's finance leases include direct financing leases and leveraged leases. Financing leases which are financed principally with nonrecourse borrowings at lease inception and which meet certain criteria are accounted for as leveraged leases. Leveraged lease contracts receivable are stated net of the related nonrecourse debt. The components of the investment in finance leases were (in millions):


---------------------------------------------------------------------------
DECEMBER 31                                            1998           1997
---------------------------------------------------------------------------
Net minimum future lease receivables................ $ 690.0       $  773.6
Estimated residual values...........................   202.5          415.9
---------------------------------------------------------------------------
                                                       892.5        1,189.5
Less-Unearned income................................  (216.5)        (312.5)
---------------------------------------------------------------------------

Investment in finance leases........................ $ 676.0       $  877.0
===========================================================================


OPERATING LEASES--The majority of railcar and tank storage assets and certain other equipment leases included in operating lease assets are accounted for operating leases.

MINIMUM FUTURE RECEIPTS--Minimum future lease receipts from finance leases a minimum future rental receipts from noncancelable operating leases by year a December 31, 1998 were (in millions):


--------------------------------------------------------------------------
                                      FINANCE       OPERATING
                                       LEASES          LEASES        TOTAL
--------------------------------------------------------------------------
1999................................. $ 225.8      $  737.9       $  963.7
2000.................................   140.0         537.2          677.2
2001.................................    93.7         380.6          474.3
2002.................................    57.4         262.3          319.7
2003.................................    40.9         155.8          196.7
Years thereafter.....................   132.2         502.0          634.2
--------------------------------------------------------------------------
                                      $ 690.0      $2,575.8       $3,265.8
==========================================================================


The following information pertains to GATX as a lessee:

CAPITAL LEASES--Assets classified as operating lease assets and finance leases which have been financed under capital leases were (in millions):


------------------------------------------------------------------
DECEMBER 31                                   1998           1997
------------------------------------------------------------------
Railcars................................... $ 151.1        $ 152.0
Great Lakes vessels........................   159.5          159.5
Other......................................     1.8           --
------------------------------------------------------------------
                                              312.4          311.5
Less-Allowance for depreciation............  (183.8)        (173.5)
------------------------------------------------------------------
                                              128.6          138.0
Finance leases.............................     8.6            9.9
------------------------------------------------------------------
                                            $ 137.2        $ 147.9
==================================================================

                                               GATX Corporation and Subsidiaries

OPERATING LEASES--GATX has financed railcars, aircraft, warehouses, and other assets through sale-leasebacks which are accounted for as operating leases. In addition, GATX leases certain other assets and office facilities. Total rental expense, net of sublease income, for the years ended December 31, 1998, 1997, and 1996 was $198.9 million, $186.5 million, and $170.2 million, respectively. Sublease income was $3.8 million, $5.1 million, and $6.9 million, in 1998, 1997, and 1996, respectively.

FUTURE MINIMUM RENTAL PAYMENTS--Future minimum rental payments due under noncancelable leases at December 31, 1998 were (in millions):


------------------------------------------------------------------------------------------------
                                                                                     NONRECOURSE
                                                             CAPITAL     OPERATING     OPERATING
                                                              LEASES        LEASES        LEASES
------------------------------------------------------------------------------------------------
1999.......................................................  $ 32.7      $  153.5         $ 24.0
2000.......................................................    31.8         137.3           27.7
2001.......................................................    30.8         127.0           27.7
2002.......................................................    30.3         128.8           25.2
2003.......................................................    28.3         112.5           28.0
Years thereafter...........................................   157.5       1,336.3          452.2
------------------------------------------------------------------------------------------------
                                                             $311.4      $1,995.4         $584.8
Less--Amounts representing interest......................... (112.9)
------------------------------------------------------------------------------------------------
Present value of future minimum capital lease payments.....  $198.5
================================================================================================


The above capital lease amounts and certain operating leases do not include the costs of licenses, taxes, insurance, and maintenance which GATX is required to pay. Future minimum operating lease payments have not been reduced by aggregate future noncancelable sublease rentals of $2.8 million. Interest expense on the above capital leases was $16.5 million in 1998, $17.6 million in 1997, and $19.1 million in 1996.

The amounts shown as nonrecourse operating leases reflect rental payments of two bankruptcy remote special purpose corporations which are wholly-owned by GATX. These rentals are consolidated for accounting purposes but do not represent legal obligations of GATX.


NOTE C--SECURED LOANS
Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment. As of December 31, 1998, secured loan principal due by year was as follows (in millions):


---------------------------------------------------------
                                                     LOAN
                                                PRINCIPAL
---------------------------------------------------------
1999............................................. $ 69.8
2000.............................................   29.7
2001.............................................   25.4
2002.............................................   29.3
2003.............................................   59.1
Years thereafter.................................   28.3
--------------------------------------------------------
                                                  $241.6
========================================================

                                               GATX Corporation and Subsidiaries

NOTE D--INVESTMENTS IN AFFILIATED COMPANIES
GATX has investments in 25 to 50 percent-owned companies and joint ventures which are accounted for using the equity method. These domestic and foreign investments are in businesses similar to those of GATX's principal subsidiaries. Distributions received from such affiliates were $167.5 million, $71.6 million, and $36.4 million in 1998, 1997 and 1996, respectively. These distributions reflect both operating results and return of principal.

For all affiliated companies held at the end of a year, operating results, as if GATX held 100 percent interest, were (in millions):


-----------------------------------------------------------------------
YEAR ENDED DECEMBER 31                1998          1997           1996
-----------------------------------------------------------------------
Gross income...................... $ 611.9       $ 505.7        $ 360.9
Net income........................   102.0          74.4           57.2
=======================================================================


For all affiliated companies held at the end of a year, summarized balance sheet data, as if GATX held 100 percent interest, were (in millions):


-------------------------------------------------------------------------
DECEMBER 31                                          1998           1997
-------------------------------------------------------------------------
Total assets......................................$ 4,200.7     $ 3,199.1
Long-term liabilities.............................  2,056.6         910.3
Other liabilities.................................    339.7         607.3
-------------------------------------------------------------------------
Shareholders' equity..............................$ 1,804.4     $ 1,681.5
=========================================================================


NOTE E--FOREIGN OPERATIONS
GATX has a number of investments in subsidiary and affiliated companies which are located in or derive gross income from foreign countries. Foreign entities contribute significantly to share of affiliates' earnings. The foreign identifiable assets represent investments in affiliated companies as well as fully consolidated assets for a Canadian railcar subsidiary, a Mexican railcar operation, and foreign lease and loan investments.



------------------------------------------------------------------------------
IN MILLIONS
------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31
GROSS INCOME                                1998          1997           1996
------------------------------------------------------------------------------
Foreign.................................$   219.7     $   188.8      $   112.5
United States...........................  1,543.4       1,513.1        1,301.9
------------------------------------------------------------------------------
                                        $ 1,763.1     $ 1,701.9      $ 1,414.4
==============================================================================



---------------------------------------------------------------------------
YEAR ENDED DECEMBER 31
SHARE OF AFFILIATES' EARNINGS           1998            1997          1996
---------------------------------------------------------------------------
Foreign...............................$   24.4      $   21.6       $   20.3
United States.........................    19.2           9.3            8.1
---------------------------------------------------------------------------
                                      $   43.6      $   30.9       $   28.4
===========================================================================


-------------------------------------------------------------------------------
DECEMBER 31
IDENTIFIABLE ASSETS                         1998          1997           1996
-------------------------------------------------------------------------------
Foreign..................................$   856.2    $    848.2      $   872.4
United States............................  4,083.1       4,099.6        3,877.8
-------------------------------------------------------------------------------
                                         $ 4,939.3     $ 4,947.8      $ 4,750.2
===============================================================================


Foreign cash flows generated are used to meet local operating needs and for reinvestment. The translation of the foreign balance sheets into U.S. dollars results in an unrealized foreign currency translation adjustment, a component of accumulated other comprehensive income (loss).

                                               GATX Corporation and Subsidiaries

NOTE F--SHORT-TERM DEBT AND LINES OF CREDIT
Short-term debt (in millions) and its weighted average interest rate as of year end were:

------------------------------------------------------------------------------------------------
DECEMBER 31                                  - - - - -1998- - - - -       - - - - -1997- - - - -
------------------------------------------------------------------------------------------------
                                              AMOUNT          RATE         AMOUNT           RATE
------------------------------------------------------------------------------------------------
Commercial paper.............................$ 163.3         6.07%         $153.8          6.34%
Other short-term borrowings..................  136.6         6.14%          216.4          6.33%
------------------------------------------------------------------------------------------------
                                             $ 299.9                       $370.2
================================================================================================


At December 31, 1998, certain technology assets and facilities with a net carrying value of $49.1 million were pledged as collateral for $24.8 million of other short-term borrowings.

Under a revolving credit agreement with a group of banks, GATC may borrow up to $350.0 million. While at year end no borrowings were outstanding, availability under the line was reduced by $35.0 million of commercial paper outstanding. GATC also had borrowings of $110.7 million under unsecured money market lines at December 31, 1998.

GATX Capital and two of its wholly-owned subsidiaries have commitments under credit agreements with a group of banks for revolving credit loans totaling $397.5 million of which $246.3 million was available at December 31, 1998; availability under the line was reduced by $151.2 million of outstanding commercial paper and other short-term borrowings.

Both GATC's and GATX Capital's primary revolving credit agreements contain various restrictive covenants, including requirements to maintain a defined minimum net worth and certain financial ratios. Both GATC and GATX Capital met all credit agreement requirements at December 31, 1998.

Interest expense on short-term debt was $23.5 million in 1998, $24.0 million in 1997, and $26.2 million in 1996.


NOTE G--LONG-TERM DEBT
Long-term debt (in millions) and the range of interest rates as of year end were:


------------------------------------------------------------------------------------------------
                                          INTEREST           FINAL    DECEMBER 31    DECEMBER 31
                                            RATES          MATURITY          1998           1997
------------------------------------------------------------------------------------------------
Variable rate:
  Term notes..........................   5.46%-6.31%     1999-2003      $   195.7        $  67.5
  Nonrecourse obligations.............   5.38%-7.38%     2000-2002           37.5           44.6
------------------------------------------------------------------------------------------------
                                                                            233.2          112.1
------------------------------------------------------------------------------------------------

Fixed rate:
  Term notes..........................  5.56%-10.88%     1999-2012        1,887.7        2,066.0
  Nonrecourse obligations.............  5.40%- 9.75%     1999-2013          414.4          363.6
  Industrial revenue bonds............  6.63%- 7.30%     2019-2024           87.9           87.9
------------------------------------------------------------------------------------------------
                                                                          2,390.0        2,517.5
------------------------------------------------------------------------------------------------
                                                                        $ 2,623.2       $2,629.6
================================================================================================


Maturities of GATX's long-term debt as of December 31, 1998 for each of the years 1999 through 2003 were (in millions):


-----------------------------------------------------------
                                                 MATURITIES
-----------------------------------------------------------
1999............................................  $331.1
2000............................................   530.4
2001............................................   256.5
2002............................................   273.7
2003............................................   313.6
===========================================================

                                               GATX Corporation and Subsidiaries

At December 31, 1998, certain technology assets, facilities, aircraft, railcars, vessels and warehouse equipment with a net carrying value of $480.4 million were pledged as collateral for $403.1 million of notes and bonds.

Interest cost incurred on long-term debt, net of capitalized interest, was $194.9 million in 1998, $180.8 million in 1997, and $157.5 million in 1996.
Interest cost capitalized as part of the cost of construction of major assets was $3.3 million in 1998, $2.5 million in 1997, and $6.8 million in 1996.


NOTE H--OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
In the ordinary course of business, GATX utilizes off-balance sheet financial instruments to manage financial market risk, including interest rate and foreign exchange risk.

At December 31, 1998, GATX had the following off-balance sheet financial instruments (in millions):


--------------------------------------------------------------------------------------------------
                                          NOTIONAL       PAY RATE/        RECEIVE
INTEREST RATE SWAPS                        AMOUNT          INDEX        RATE/INDEX       MATURITY
--------------------------------------------------------------------------------------------------
GATX pays fixed, receives floating......   $772.8       4.80-8.75%         LIBOR         1999-2003
GATX pays floating, receives fixed......    702.0          LIBOR        5.41-7.65%       1999-2008
==================================================================================================




--------------------------------------------------------------------------------------------------
CURRENCY SWAPS                                            RECEIVE         DELIVER        MATURITY
--------------------------------------------------------------------------------------------------
Canadian dollar swaps...................................  $142.6          C$194.8        2001-2011
Deutschemark swap.......................................  $ 40.5          72.5DM           2002
==================================================================================================


GATX had the following interest rate hedge activity (in millions):



--------------------------------------------------------------------------------------------------
INTEREST RATE SWAPS                                                    PAY FIXED    PAY FLOATING
--------------------------------------------------------------------------------------------------
Balance at January 1, 1997.............................................  $ 907.9         $1,137.0
Additions..............................................................     44.7             --
Maturities.............................................................   (200.0)          (447.0)
--------------------------------------------------------------------------------------------------
Balance at December 31, 1997...........................................    752.6            690.0
Additions..............................................................    370.2             30.0
Maturities.............................................................   (350.0)           (18.0)
--------------------------------------------------------------------------------------------------
Balance at December 31, 1998...........................................  $ 772.8         $  702.0
==================================================================================================


GATX uses interest rate swaps and forwards to manage its assets and liabilities, to convert floating rate debt to fixed rate debt (or fixed to floating) and to manage interest rate risk associated with the anticipated issuance of debt. At GATC, interest rate swaps are utilized to better match the cash flow characteristics of its debt portfolio and its railcar leases. Railcar assets are financed with long-term fixed rate debt or through sale-leasebacks. However, the railcar assets are placed on lease with average new lease terms of five years; the average renewal term is three years. Rents are fixed over these lease terms. Interest rate swaps effectively convert GATC's long-term fixed rate debt to fixed rate debt with maturities of three months to five years. Through the swap program, changes in GATC's interest expense are expected to better reflect changes in railcar lease rates. Also, GATX Capital uses interest rate swaps in addition to commercial paper and floating rate medium-term notes to match fund its floating rate lease and loan portfolio with floating rate borrowings.

                                               GATX Corporation and Subsidiaries

In its swaps, GATX agrees to exchange, at specific intervals, the difference between fixed and floating rate interest amounts calculated on an agreed upon notional principal amount. The swaps have in effect converted $772.8 million of long-term fixed rate debt into one to three year fixed rate debt.

The net amount payable or receivable from the interest rate swap agreements is accrued as an adjustment to interest expense. The fair value of its interest rate swap agreements is an estimate of the amount the company would receive or pay to terminate those agreements. At December 31, 1998, GATX would have received $36.6 million if the swaps were terminated; GATX would have received $14.6 million if the swaps were terminated at December 31, 1997.

GATX has entered into currency swaps to hedge $142.6 million in debt obligations at its Canadian subsidiaries and $40.5 million in debt obligations associated with a German joint venture. The fair market value of its currency swap agreements is an estimate of the amount the company would receive or pay to terminate those agreements. At December 31, 1998, GATX would have received $23.3 million if the swaps were terminated; GATX would have received $10.9 million if the swaps were terminated at December 31, 1997.

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


NOTE I--FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS
The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate the fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade receivables, accounts payable, and short-term debt approximates fair value because of the short maturity of those instruments. Also, the carrying amount of variable rate long-term debt and variable rate secured loans approximates fair value.

The fair value of fixed rate secured loans was estimated using discounted cash flow analyses, at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

The fair value of fixed rate long-term debt was estimated by performing a discounted cash flow calculation using the term and market interest rate for each note based on GATX's current incremental borrowing rates for similar borrowing arrangements. Portions of fixed rate long-term debt have effectively been converted to floating rate debt by utilizing interest rate swaps (GATX pays floating, receives fixed), as described in Note H, Off-Balance Sheet Financial Instruments. In such instances, the increase (decrease) in the fair value of the fixed rate long-term debt would be offset in part by the increase (decrease) in the fair value of the interest rate swap.

The following table sets forth the carrying amounts and fair values of the company's fixed rate instruments (in millions):


--------------------------------------------------------------------------------
DECEMBER 31                  - - - - -1998- - - - -      - - - - -1997- - - - -
--------------------------------------------------------------------------------
                             CARRYING          FAIR       CARRYING         FAIR
                               AMOUNT         VALUE         AMOUNT        VALUE
--------------------------------------------------------------------------------
Secured loans-fixed......... $  222.8      $  219.5       $  153.6       $  157.1
Long-term debt-fixed........  2,390.0       2,467.1        2,517.5        2,614.6
--------------------------------------------------------------------------------

                                               GATX Corporation and Subsidiaries

NOTE J--PENSION AND OTHER POSTRETIREMENT BENEFITS
GATX and certain of its subsidiaries maintain non-contributory defined benefit pension plans covering their respective employees. Benefits payable under the pension plans are based on years of service and/or final average salary. The funding policy for the pension plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations.

In addition to the pension plans, GATX's other postretirement plans provide health care, life insurance and other benefits for certain retired employees who meet established criteria. Most domestic employees are eligible for health care and life insurance benefits if they retire from GATX with immediate pension benefits under the GATX plan. The plans are either contributory or non-contributory, depending on various factors.

In 1998, GATX adopted the Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. While the new standard does not change the measurement or recognition of costs for pension or other postretirement plans, it does standardize disclosures and eliminates those that are no longer considered useful. The following tables, prepared in accordance with the new standard, set forth pension and other postretirement obligations and plan assets (in millions) as of December 31:


-------------------------------------------------------------------------------------------------
                                                     PENSION BENEFITS     RETIREE HEALTH AND LIFE
-------------------------------------------------------------------------------------------------
                                                      1998       1997           1998        1997
-------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of period......... $ 276.1    $ 255.2         $ 68.8      $ 70.3
Service cost......................................     5.9        5.8             .5          .5
Interest cost.....................................    20.4       20.0            4.8         5.1
Plan amendments...................................     (.6)        --             --          --
Actuarial loss/(gain).............................    24.8       14.2            (.5)       (1.7)
Benefits paid.....................................   (22.0)     (21.6)          (6.5)       (6.8)
Curtailments......................................      --        (.7)           1.3         1.4
Special termination benefits......................      --        3.2             --          --
------------------------------------------------------------------------------------------------
Benefit obligation at end of period............... $ 304.6    $ 276.1         $ 68.4      $ 68.8
================================================================================================


------------------------------------------------------------------------------------------------
                                                   PENSION BENEFITS      RETIREE HEALTH AND LIFE
------------------------------------------------------------------------------------------------
                                                      1998       1997           1998        1997
------------------------------------------------------------------------------------------------
CHANGE IN FAIR VALUE OF PLAN ASSETS:
Plan assets at beginning of period................ $ 299.1    $ 272.0            $--        $ --
Actual return on plan assets......................    44.4       44.7             --          --
Company contributions.............................     4.3        4.0            6.5         6.8
Benefits paid.....................................   (22.0)     (21.6)          (6.5)       (6.8)
------------------------------------------------------------------------------------------------
Plan assets at end of period...................... $ 325.8    $ 299.1          $  --        $ --
================================================================================================


------------------------------------------------------------------------------------------------
                                                   PENSION BENEFITS      RETIREE HEALTH AND LIFE
------------------------------------------------------------------------------------------------
                                                      1998       1997          1998        1997
------------------------------------------------------------------------------------------------
FUNDED STATUS:
Funded status of the plan......................... $  21.2    $  23.0         $(68.4)     $(68.8)
Unrecognized net gain.............................   (23.0)     (25.7)         (12.1)      (13.2)
Unrecognized prior service cost...................     2.1        3.1             --          --
Unrecognized net transition (asset) obligation....     (.3)       (.3)            .5          --
------------------------------------------------------------------------------------------------
Prepaid (accrued) cost............................ $    --    $    .1         $(80.0)     $(82.0)
================================================================================================


------------------------------------------------------------------------------------------------
                                                     PENSION BENEFITS    RETIREE HEALTH AND LIFE
------------------------------------------------------------------------------------------------
                                                      1998       1997           1998        1997
------------------------------------------------------------------------------------------------
AMOUNT RECOGNIZED:
Prepaid benefit cost..............................  $  6.7     $  6.4         $   --      $   --
Accrued benefit liability.........................    (8.4)      (8.0)         (80.5)      (82.5)
Intangible asset..................................     1.7        1.7             .5          .5
------------------------------------------------------------------------------------------------
Total recognized..................................   $  --      $  .1         $(80.0)     $(82.0)
================================================================================================

                                               GATX Corporation and Subsidiaries

The components of pension and other postretirement benefit costs are as follows (in millions):



----------------------------------------------------------------------------------------------------------
                                                    PENSION BENEFITS              RETIREE HEALTH AND LIFE
----------------------------------------------------------------------------------------------------------
                                              1998       1997      1996           1998      1997     1996
----------------------------------------------------------------------------------------------------------
Service cost.............................   $  5.9    $  5.8     $  5.5         $  .5       $ .5      $ .5
Interest cost............................     20.4      20.0       18.7           4.8        5.1       5.3
Expected return on plan assets...........    (22.6)    (21.5)     (21.0)           --         --        --
Amortization of:
 Unrecognized prior service cost.........       .4        .4         .4            --         --        --
 Unrecognized net (gain) loss............       .1        .1         --           (.6)       (.5)      (.5)
 Unrecognized net (asset) obligation.....       --       (.1)        --            --         --        .1
Recognized gain due to
  settlement or curtailment..............       --       (.7)        --            --         --        --
Recognized special termination
  benefits expense.......................       --       3.2         --            --        1.1        --
----------------------------------------------------------------------------------------------------------
Net costs................................   $  4.2    $  7.2     $  3.6         $ 4.7       $6.2      $5.4
==========================================================================================================


As permitted by Statement of Financial Accounting Standards No. 87, GATX amortizes the prior service cost using a straight-line method over the average remaining service period of employees to receive benefits under the plan.

Assumptions as of December 31:


-------------------------------------------------------------------------------------------
                                               PENSION BENEFITS     RETIREE HEALTH AND LIFE
-------------------------------------------------------------------------------------------
                                               1998        1997         1998        1997
-------------------------------------------------------------------------------------------
Discount rate..................................  7.00%       7.75%      7.00%       7.75%
Expected return on plan assets.................  8.75%       8.75%        N/A         n/a
Rate of compensation increases.................  5.00%       5.00%      5.00%       5.00%
===========================================================================================


The assumed health care cost trend rate was 5.0% for participants over the age of 65 and 6.0% for participants under the age of 65 for 1998 and thereafter. The health care cost trend rate has a significant effect on the other postretirement benefit cost and obligation. A 1% increase in the trend rate would increase the cost by $.3 million and the obligation by $3.7 million. A 1% decrease in the trend rate would decrease the cost by $.3 million and the obligation by $3.0 million.

In addition to contributions to its defined benefit plans, GATX makes contributions to the multi-employer pension plans of various unions. Further, GATX and its subsidiaries maintain several 401(k) retirement plans which are available to substantially all salaried and certain other employee groups. GATX may contribute to the plans as defined by their respective terms. The contribution to such plans were (in millions):


---------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                         1998          1997        1996
---------------------------------------------------------------------------------------------
Contributions to multiemployer pension plans.................  $ .6           $1.8       $2.0
Contributions to 401(k) plans................................   4.2            4.0        3.6
=============================================================================================

                                               GATX Corporation and Subsidiaries

NOTE K--INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of GATX's deferred tax liabilities and assets were (in millions):


-----------------------------------------------------------------------------
DECEMBER 31                                                  1998        1997
-----------------------------------------------------------------------------
Deferred tax liabilities:
  Book/tax basis differences due to depreciation ......... $357.5      $343.2
  Leveraged leases .......................................   39.0        52.4
  Lease accounting (other than leveraged) ................   49.0        44.6
  Other ..................................................   69.1        52.3
-----------------------------------------------------------------------------
    Total deferred tax liabilities .......................  514.6       492.5
Deferred tax assets:
  Alternative minimum tax credit .........................   52.8        54.0
  Accruals not currently deductible for tax purposes .....   48.7        52.5
  Allowance for possible losses ..........................   50.7        47.7
  Postretirement benefits other than pensions ............   27.1        28.2
  Other ..................................................   10.2        12.5
-----------------------------------------------------------------------------
    Total deferred tax assets ............................  189.5       194.9
=============================================================================
    Net deferred tax liabilities ......................... $325.1      $297.6
=============================================================================


At December 31, 1998, GATX had an alternative minimum tax credit of $52.8 million that can be carried forward indefinitely to reduce future regular tax liabilities.

GATX and its United States subsidiaries file a consolidated federal income tax return. Amounts shown as Current--Federal represent taxes payable as determined by the Alternative Minimum Tax. Included in 1997's total deferred tax credit is a $56.5 million deferred tax benefit resulting from Terminals' $185.8 million pretax restructuring charge. Income taxes consisted of (in millions):


-----------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                     1998          1997           1996
-----------------------------------------------------------------------------
Current-
  Domestic:
    Federal.............................  $ 26.2        $ 28.0         $ 24.4
    State and local.....................     3.2           1.1            2.4
-----------------------------------------------------------------------------
                                            29.4          29.1           26.8
  Foreign...............................     6.1           3.9            2.4
-----------------------------------------------------------------------------
                                            35.5          33.0           29.2
Deferred-
  Domestic:
    Federal.............................    27.3         (45.6)          18.9
    State and local.....................     5.7            .4            4.9
-----------------------------------------------------------------------------
                                            33.0         (45.2)          23.8
  Foreign...............................     5.8           6.7            1.4
-----------------------------------------------------------------------------
                                            38.8         (38.5)          25.2
-----------------------------------------------------------------------------
Income tax expense (benefit)............  $ 74.3        $ (5.5)        $ 54.4
=============================================================================
Income taxes paid.......................  $ 33.7        $ 35.5         $ 33.6
=============================================================================

                                               GATX Corporation and Subsidiaries

The reasons for the difference between GATX's effective income tax rate and the federal statutory income tax rate were:


------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                             1998         1997       1997(A)          1996
------------------------------------------------------------------------------------------------
Federal statutory income tax rate.............   35.0%        35.0%          35.0%         35.0%
Add (deduct) effect of:
  Corporate owned life insurance..............   (1.3)         2.6           (1.7)         (2.0)
  State income taxes..........................    3.6         (5.6)           3.6           3.6
  1997 restructuring charges..................    --         (19.0)            --            --
  Foreign income..............................    4.5         (2.4)           1.5           1.7
  Goodwill amortization.......................    2.6         (2.0)           1.3           1.1
  Minority interest...........................    --           (.4)            .3            .3
  Other.......................................    1.3         (1.9)           1.1           2.6
------------------------------------------------------------------------------------------------
Effective income tax rate.....................   45.7%         6.3%          41.1%         42.3%
================================================================================================

(A) Before restructuring charges

NOTE L--SHAREHOLDERS' EQUITY
The company's shareholders approved an amendment to GATX's certificate of incorporation which increased authorized shares of common stock from 60 million to 120 million shares and effected a two-for-one stock split, in the form of a stock dividend, effective June 1, 1998. Par value remained at $.625 per share after the split. All share and per share amounts in the accompanying consolidated financial statements have been restated accordingly.

GATX's certificate of incorporation also authorizes 5 million shares of preferred stock at a par value of $1.00 per share. Shares of preferred stock issued and outstanding consist of Series A and B $2.50 cumulative convertible preferred stock, which entitles holders to a cumulative annual cash dividend of $2.50 per share. Each share of such preferred stock may be called for redemption by GATX at $63 per share, has a liquidating value of $60 per share, and may be converted into 5 shares of common stock.

Holders of $2.50 convertible preferred stock and common stock are entitled to one vote for each share held. Except in certain instances, all such classes vote together as a single class.

A total of 4,753,591 shares of common stock were reserved at December 31, 1998, for the following:


--------------------------------------------------------------------------
                                                                    SHARES
--------------------------------------------------------------------------
Conversion of outstanding preferred stock.......................   127,868
Incentive compensation programs................................. 4,589,023
Employee service awards.........................................    36,700
--------------------------------------------------------------------------
                                                                 4,753,591
==========================================================================


During 1997, GATX called for redemption all the outstanding shares of its $3.875 cumulative convertible preferred stock, each share of which was convertible into
2.2988 shares of common stock. As a result of the redemption, 3.4 million preferred shares were converted to 7.8 million shares of common.

In an effort to ensure the fair value to all shareholders in the event of an unsolicited takeover offer for the company, GATX adopted a Shareholders' Rights Plan. Shareholders of record on August 14, 1998 received a distribution of one right for each share of the company's common stock held. Initially the rights are represented by GATX's common stock certificates and are not exercisable. The rights will be exercisable only if a person acquires or announces a tender offer which would result in beneficial ownership of 20 percent or more of the company's common stock. If a person acquires beneficial ownership of 20 percent or more of the company's common stock, all holders of rights other than the acquiring person will be entitled to purchase the company's common stock at half price. The rights are scheduled to expire on August 14, 2008.

                                               GATX Corporation and Subsidiaries

NOTE M--INCENTIVE COMPENSATION PLANS
The GATX Corporation 1995 Long Term Incentive Compensation Plan (the 1995 Plan) contains provisions for the granting of non-qualified stock options, incentive stock options, stock appreciation rights (SARs), cash and common stock individual performance units (IPUs), restricted stock rights, restricted common stock and performance awards. An aggregate of 3,000,000 shares of common stock may be issued under the 1995 Plan. As of December 31, 1998, 943,000 shares are available for issuance under the 1995 Plan.

Non-qualified stock options and incentive stock options may be granted for the purchase of common stock for periods not longer than ten years from the date of grant. The exercise price will be not less than the higher of market value at date of grant or par value of the common stock. All options become exercisable commencing on a date no earlier than one year from the date of grant.

SARs can be issued in conjunction with non-qualified or incentive stock options and entitle the holder to receive the difference between the option price and fair market value of the common stock at time of exercise, either in shares of common stock, cash, or a combination of the two at GATX's discretion. Exercise of SARs results in cancellation of the underlying options. During 1998, no SARs were issued and none were outstanding.

IPUs may be granted to key employees and, if predetermined performance goals are met, will be redeemed in cash and common stock, as applicable, with the redemption value determined in part by the fair market value of the common stock as of the date of redemption and in part by the extent to which pre-established performance goals have been achieved. A total of 27,442 IPUs were granted during 1998 and 60,316 IPUs in total were outstanding at the end of the year. In 1998, there were no payouts to participants in redemption of previously issued IPUs.

Restricted stock rights may be granted to key employees entitling them to receive a specified number of shares of restricted common stock. The recipients of restricted common stock are entitled to all dividends and voting rights, but the shares are not transferable prior to the expiration of a "restriction period" as determined at the discretion of the Compensation Committee of the Board of Directors. Performance Awards are granted to employees who have been granted restricted stock rights or restricted common stock, but these Awards may not exceed the market value of the restricted common stock when restrictions lapse. The Performance Awards provide cash payments if certain criteria and earnings goals are met over a predetermined period. During 1998, five grants totaling 1,800 shares of restricted stock were made.

Stock options are outstanding under the GATX Corporation 1985 Long Term Incentive Compensation Plan (the 1985 Plan), as amended, but no additional options, stock or awards may be issued thereunder.

                                               GATX Corporation and Subsidiaries

Data with respect to both plans, including the range of exercise prices per share for 1998 and 1997, are set forth below:


-------------------------------------------------------------------------------------------------
                                    NUMBER OF SHARES UNDER STOCK OPTION PLANS
                                                          1998           1997    PRICE PER SHARE
-------------------------------------------------------------------------------------------------

Outstanding at January 1.............................3,321,300      3,334,300       $ 9.97-33.47
Granted..............................................  543,350        611,000        33.38-39.72
Exercised............................................ (372,849)      (564,950)        9.97-33.47
Canceled............................................. (103,526)       (59,050)       23.78-39.72
-------------------------------------------------------------------------------------------------
Outstanding at December 31...........................3,388,275      3,321,300       $ 9.97-39.72
-------------------------------------------------------------------------------------------------
Outstanding at December 31, by year granted:
                      1988...........................       --         40,000       $      12.83
                      1989...........................   47,000        102,200              14.97
                      1990...........................   64,000         91,000               9.97
                      1991...........................  185,500        213,300              14.00
                      1992...........................  154,200        202,300              12.75
                      1993...........................  306,800        328,300              18.84
                      1994...........................  416,700        476,400              20.91
                      1995...........................  501,400        565,300        23.78-25.28
                      1996...........................  639,025        706,300        23.16-24.91
                      1997...........................  550,300        596,200        27.44-33.47
                      1998...........................  523,350             --        33.38-39.72
-------------------------------------------------------------------------------------------------
Total................................................3,388,275      3,321,300       $ 9.97-39.72
=================================================================================================
Options exercisable at December 31...................2,459,525      2,290,866
-------------------------------------------------------------------------------------------------
Options available for future grant at December 31....  943,000      1,384,624
=================================================================================================


ACCOUNTING FOR STOCK OPTIONS GATX has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options. Under these guidelines, no compensation expense is recognized because the exercise price of GATX's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), and has been determined as if GATX had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998, 1997 and 1996: dividend yield of 3.1%, 2.8% and 3.6%, respectively; volatility factor of the expected market price of GATX's common stock of .19, .16 and .15, respectively; expected life of the option of six years, four years and five years, respectively; and weighted average risk-free interest rate of 4.8%, 5.9% and 6.1%, respectively.

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

                                               GATX Corporation and Subsidiaries

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. The resultant pro forma net income (loss) and earnings (loss) per share were (in millions except for earnings per share information):


------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                         1998          1997           1996
------------------------------------------------------------------------------------------------
Pro forma net income (loss)................................. $129.8        $(52.2)        $101.6
Pro forma earnings (loss) per share:
  Basic..................................................... $ 2.64        $(1.30)        $ 2.19
  Diluted................................................... $ 2.57        $(1.30)        $ 2.08
=================================================================================================


Because SFAS 123's provisions are prospective (retroactive application is prohibited), awards granted prior to 1995 are not considered in the above pro forma amounts. Additionally, because options generally are granted late in the year and vest over a three-year period, the pro forma amounts above do not reflect a full annualized effect.


NOTE N--COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK
GATX's revenues are derived from a wide range of industries and companies. Approximately 20% of total revenues are generated from the transportation or storage of products for the chemical industry; for similar services, 18% of revenues are derived from the petroleum industry. The sale and leasing of technology equipment represents about 17% of total revenues. GATX also provides services and products to the chemical, petroleum, and technology markets through its affiliates, which are accounted for under the equity method. In addition, approximately 11% of GATX's assets consist of commercial aircraft operated by various domestic and international airlines.

Under its lease agreements, GATX retains legal ownership of the asset except where such assets have been financed by sale-leasebacks. With most loan financings, the loan is collateralized by the equipment. GATX performs credit evaluations prior to approval of a lease or loan contract. Subsequently, the creditworthiness of the customer and the value of the collateral are monitored on an ongoing basis. GATX maintains an allowance for possible losses and other reserves to provide for potential losses which could arise should customers become unable to discharge their obligations to GATX and to provide for permanent declines in investment value.

At December 31, 1998, GATX had commitments of $341 million for orders and options by aircraft joint ventures for interests in 25 new aircraft to be delivered between 1999-2001. GATX also has other firm commitments totaling $361 million, primarily to acquire railcars and other equipment and to upgrade terminal and repair facilities.

GATX has issued $222 million of residual and rental guarantees at December 31, 1998. Guarantees are commitments issued to guarantee performance of an affiliate to a third party, generally in the form of lease and loan payment guarantees, or to guarantee the value of an asset at the end of a lease. Lease and loan payment guarantees generally involve guaranteeing repayment of the financing required to acquire assets being leased by an affiliate to third parties, and are in lieu of making direct equity investments in the affiliate. Asset value guarantees represent GATX Capital's commitment to a third party that an asset or group of assets will be worth a specified amount at the end of a lease term. Based on known and expected market conditions, management does not believe that the asset value guarantees will result in any adverse financial impact to GATX.

                                               GATX Corporation and Subsidiaries

GATX is also a party to letters of credit and bonds totaling $24 million and $18 million at December 31, 1998 and 1997, respectively. In GATX's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments because performance is not expected to be required, and, therefore, is of the opinion that the fair value of these instruments is zero.

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


NOTE O--RESTRUCTURING CHARGES
During 1997 strategic decisions resulted in a $225 million ($163 million after-tax) restructuring charge related to Terminals and Logistics. Terminals' portion of the restructuring charges was based on the decision to close, sell or revalue certain domestic and foreign terminal locations to reflect permanent changes in market conditions. The charge primarily represents the write-down of asset values with minor costs related to closure activities. The charge at Logistics represents the write-down of goodwill to reflect the impairment of certain acquired facilities. The carrying values of certain assets at Terminals and Logistics were written down to fair value as described in Note A.


-----------------------------------------------------------
IN MILLIONS                         PRE-TAX      AFTER-TAX
-----------------------------------------------------------
Terminals........................... $185.8         $123.8
Logistics...........................   39.0           39.0
-----------------------------------------------------------

Total............................... $224.8         $162.8
===========================================================


During 1998 and early 1999, Terminals acted upon its restructuring plan by divesting certain domestic and foreign terminal locations.

                                               GATX Corporation and Subsidiaries


CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
AND COMMON STOCK INFORMATION


                                                      OPERATING                   BASIC NET      DILUTED NET
                                           GROSS   EXPENSES AND   NET INCOME   INCOME (LOSS)    INCOME (LOSS)
IN MILLIONS, EXCEPT PER SHARE DATA        INCOME   DEPRECIATION       (LOSS)   PER SHARE (A)    PER SHARE (A)
-------------------------------------------------------------------------------------------------------------
1998
FIRST QUARTER .........................   $  408.9   $  243.5        $   37.4    $    .76       $    .74
SECOND QUARTER ........................      437.6      274.1            30.8         .63            .61
THIRD QUARTER .........................      459.5      283.7            38.1         .78            .76
FOURTH QUARTER ........................      457.1      290.4            25.6         .52            .51
-------------------------------------------------------------------------------------------------------------
TOTAL .................................   $1,763.1   $1,091.7        $  131.9    $   2.68       $   2.62
=============================================================================================================
1997
First Quarter .........................      394.6   $  241.8        $   31.2    $    .69       $    .63
Second Quarter ........................      434.7      279.0            30.2         .63            .61
Third Quarter .........................      430.9      273.2            28.0         .57            .56
Fourth Quarter ........................      441.7      291.9          (140.3)      (2.87)         (2.87)(B)
-------------------------------------------------------------------------------------------------------------
Total..................................   $1,701.9   $1,085.9        $  (50.9)   $  (1.28)      $  (1.28)(B)
=============================================================================================================

(A) Quarterly results may not be additive, as per share amounts are computed independently for each quarter and the full year based on the respective weighted average common shares and common stock equivalents outstanding. Amounts have been restated to reflect the 2-for-1 stock split in June 1998.
(B) Conversion of preferred stock is excluded from computation of diluted net loss per share because of antidilutive effect.



COMMON STOCK INFORMATION GATX common shares are listed on the New York, Chicago and London Stock Exchanges under ticker symbol GMT.

The approximate number of holders of record of common stock as of February 22, 1999 was 3,769. The following table shows the reported high and low sales price of GATX common shares on the New York Stock Exchange, the principal market for GATX shares, and the dividends declared per share:


------------------------------------------------------------------------------------------------
                            COMMON STOCK                                        COMMON STOCK
------------------------------------------------------------------------------------------------
                           HIGH       LOW                                    HIGH         LOW
------------------------------------------------------------------------------------------------
1998                                                 1997
FIRST QUARTER............ $40.56     $34.00          First Quarter............$25.25      $23.75
SECOND QUARTER...........  44.13      38.75          Second Quarter........... 29.56       24.06
THIRD QUARTER............  47.56      31.69          Third Quarter............ 33.88       28.81
FOURTH QUARTER...........  39.00      26.25          Fourth Quarter........... 36.69       30.22
------------------------------------------------------------------------------------------------
ANNUAL DIVIDENDS DECLARED         $1.00              Annual Dividends Declared         $ .92
================================================================================================

                                               GATX Corporation and Subsidiaries


SELECTED CONSOLIDATED FINANCIAL DATA


---------------------------------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT PER SHARE DATA/
YEAR ENDED OR AT DECEMBER 31                                    1998         1997(A)       1996        1995          1994
---------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Gross Income ............................................   $  1,763.1   $  1,701.9    $  1,414.4   $  1,246.4   $  1,155.0
Costs and Expenses ......................................      1,600.5      1,789.2       1,285.7      1,129.4      1,037.2
---------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes and Share of
 Affiliates' Earnings ...................................        162.6        (87.3)        128.7        117.0        117.8
Income Taxes (Benefit) ..................................         74.3         (5.5)         54.4         47.6         48.8
---------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Share of Affiliates' Earnings ......         88.3        (81.8)         74.3         69.4         69.0
Share of Affiliates' Earnings ...........................         43.6         30.9          28.4         31.4         22.5
---------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) .......................................   $    131.9   $    (50.9)   $    102.7   $    100.8   $     91.5
---------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (B)
Net Income (Loss) Applicable to Common Stock,
  as Adjusted ...........................................   $    131.8   $    (57.6)   $     89.5   $     87.6   $     78.2
Per Share of Common Stock and Common Stock Equivalents:
Net Income (Loss), Basic ................................   $     2.68   $    (1.28)   $     2.22   $     2.19   $     1.97
  Shares Used in Computation (in thousands) .............       49,178       45,084        40,379       40,005       39,685
Per Share Assuming Conversion, Except in 1997,
  of All Outstanding Preferred Stock:
Net Income (Loss), Diluted ..............................   $     2.62   $    (1.28)   $     2.10   $     2.07   $     1.89
  Shares Used in Computation (in thousands) .............       50,426       45,084        48,924       48,731       48,331
Dividends Declared Per Share of Common Stock ............   $     1.00   $      .92    $      .86   $      .80   $      .75
---------------------------------------------------------------------------------------------------------------------------

FINANCIAL CONDITION
Total Assets ............................................   $  4,939.3   $  4,947.8    $  4,750.2   $  4,042.9   $  3,650.7
Total Long-term Debt and Capital Lease Obligations ......      2,821.7      2,841.7       2,664.1      2,092.5      1,805.1
Shareholders' Equity ....................................        732.9        655.4         774.9        717.8        662.4
Common Shareholders' Equity .............................        732.1        654.7         609.2        551.8        496.1
Common Shareholders' Equity Per Share (B) ...............        14.84        13.36         14.79        13.44        12.15
---------------------------------------------------------------------------------------------------------------------------


(A) The 1997 restructuring charge was $224.8 million on a pre-tax basis, $162.8 million on an after-tax basis.

(B)  Amounts have been restated to reflect the 2-for-1 stock split in June 1998.

                                               GATX Corporation and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS
1997 COMPARED TO 1996


The following discussion analyzes GATX's comparative performance for the years ended December 31, 1997 and 1996. This information should be read in conjunction with the consoli-dated financial statements on pages 34, 36, 38 and, 43. The discussion of comparative results of GATX's operations for the years ended December 31, 1998 and 1997 is presented in the management discussion and analysis and the financial data of business segments beginning on page 32.

GATX reported a net loss of $51 million or $1.28 per share, on a diluted basis, for the year ended December 31, 1997 compared to net income of $103 million or $2.10 per share for 1996.

During 1997, strategic decisions resulted in a $163 million after-tax restructuring charge related to the Terminals and Pipelines and the Logistics and Warehousing segments. The changed market environment which Terminals serves required aggressive action to revitalize operations and includes the sale or closure of the Staten Island terminal as well as seven terminals in the United Kingdom. Other smaller facilities are also being evaluated or are in the process of sale or closing. The after-tax restructuring charge attributable to Terminals was $124 million. Logistics continued to implement its strategy of providing integrated logistics solutions while reducing its role in the lower margin, public warehousing business. To better reflect the economics of this strategic direction, a $39 million after-tax charge was taken to write-down the carrying value of goodwill relating to certain past warehousing acquisitions.

Before the effects of the $163 million after-tax charge, income was $112 million or $2.25 per share on a diluted basis. These operating earnings reached a record level with four of GATX's five subsidiaries achieving record results. Based on the $112 million of total earnings, GATX achieved a return on equity of 14.0%, up slightly from 13.8% in 1996.

RAILCAR LEASING AND MANAGEMENT General American's gross income of $477 million increased by $49 million from 1996. The full year effect of the mid-1996 acquisition of the remaining 55% interest in CGTX accounted for $28 million of the revenue increase with the balance attributable to a larger U.S. fleet and improved rental rates. Prior to GATX acquiring the remaining interest, CGTX had been accounted for as an affiliate. Railcar additions continued to be strong in 1997 with 4,800 cars added to the North American fleet, reaching a total of 77,700 cars on lease. With a total fleet of 81,100 cars, utilization ended the year at 96%, up from 95% at the end of 1996. In addition to the North American fleet, during 1997 General American purchased a 40% interest in Kesselwaggon Vermietgesellschaft mbH (KVG), a German and Austrian-based tank car and specialty railcar leasing company.

Record net income of $63 million increased by 11% over 1996 reflecting the higher revenues and the full year impact of CGTX, partially offset by higher repair costs and other operating and asset ownership expenses. Operating margins improved by 14% as the growth in revenues exceeded the increase in fleet repair costs and SG&A expenses.

Repair costs increased 7% due to the larger fleet size but decreased as a percentage of revenue from 1996 due in part to the mix of cars and the types of repairs completed. Throughput days, the time it takes a railcar to be repaired through the General American repair network, remained at the 1996 average of 32 days. Asset ownership costs, consisting of operating lease rents, depreciation, and interest expense, increased as a result of the growing fleet. General American's share of earnings of affiliates declined from 1996 due to the aforementioned change in accounting for CGTX.

                                               GATX Corporation and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS
1997 COMPARED TO 1996


FINANCIAL SERVICES Gross income of $584 million for 1997 increased sharply from 1996 driven by higher technology equipment sales, lease income, and gains on sale of assets. Of the $247 million or 73% overall increase from last year, $171 million was attributable to technology equipment sales. A full year of technology equipment sales was recorded in 1997 whereas 1996 included only two months. Lease income grew by $50 million, in large part due to a growing technology leasing portfolio. Gains from asset remarketing in 1997 were at a record level of $69 million, or $33 million more than last year. Because the timing of such sales is dependent on changing market conditions, such gains do not occur evenly from period to period.

Net income for 1997 was a record $54 million, a 17% improvement over last year's results, with asset remarketing gains on sale of assets generating much of the increase. Technology sales and leasing revenues were substantially offset by asset ownership and human resource costs necessary to grow these businesses. Record investment volume of $866 million, including over $200 million for the technology leasing portfolio, led to depreciation expense increasing by $36 million and interest expense increasing by $11 million. Included in the investment volume was the $368 million Pitney Bowes transaction, the largest in GATX Capital's history. SG&A, which for the first time in 1997 included a full year of results from the equipment sales sector, also increased due to higher incentive compensation, transaction costs, and administrative expenses.

The provision for possible losses of $11 million decreased $2 million from 1996. The allowance for possible losses increased to $122 million, representing 5.8% of net investments, as compared to 6.6% at the end of last year.

The share of affiliates' earnings increased by $3 million to $17 million despite the technology equipment business no longer being accounted for as a joint venture for 1997. During 1997, Capital recorded affiliate earnings from three new joint ventures, including two aircraft partnerships and the newly-formed joint venture with Pitney Bowes. Affiliate earnings also increased at Locomotive Leasing Partners, a joint venture established in 1996 with Electro-Motive Division of General Motors.

Capital continued to manage and change its portfolio mix during 1997, with aircraft now representing a proportionally smaller part of total assets while the rail and technology sectors grew. Strategic aircraft sales, the Pitney Bowes transaction (primarily rail assets), and substantial technology leasing investment volume were the drivers of the change in asset concentrations.

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

While throughput of petroleum products remained strong, rates further declined from the 1996 levels. Throughput for 1997, defined as barrels delivered to customers, of 639 million barrels at all wholly-owned locations remained steady with 1996. Average storage utilization for the year was 91%, an improvement of 5% over 1996.

Terminals' net loss for 1997 was $116 million, including the effects of a $124 million after-tax restructuring charge. On an operating basis, Terminals' 1997 income of $8 million declined from the prior year's $13 million. The difficult petroleum market conditions resulted in a 4% decrease in

                                               GATX Corporation and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS
1997 COMPARED TO 1996 (CONTINUED)


operating margin. Overall operating costs and SG&A expenses decreased by 1% from 1996. Fixed asset ownership costs, which include interest and depreciation, increased to 38% of revenue from 35% primarily due to the full year impact of significant facility and infrastructure investments made in 1996. The share of affiliates' earnings of $13 million increased by $1 million from 1996 reflecting improved results primarily from European chemical markets. Asian results approximated the prior year, with improvement in the chemical market offset by foreign exchange rate variances.

During the fourth quarter of 1997, Terminals recorded an after-tax provision of $124 million reflecting the results of a strategic review. Initial steps were taken to sell or close certain locations including the Staten Island terminal and seven storage facilities which make up GATX Terminals Limited in the United Kingdom. Additionally, adjustments were made to the carrying cost of certain other locations where conditions indicated that asset values were impaired. Throughput and utilization for the facilities not designated for sale or closure were 560 million barrels and 93%, respectively in 1997.

LOGISTICS AND WAREHOUSING Logistics' gross income of $257 million decreased 4% due to the impact of lost business and slower production periods by certain customers. New customers and increased business with existing customers somewhat offset this decrease. Total warehouse capacity at year end of 21.4 million square feet was in-line with 1996. Space utilization of 95% improved by 4% from last year.

Logistics' net loss for 1997 was $37 million, including the effects of a $39 million after-tax charge related to the write-down of goodwill relating to certain past acquisitions involved in public warehousing to better reflect the economics of that sector of the industry. On an operating basis, Logistics' 1997 income of $1.6 million grew from the prior year's $.9 million. Operating margins for 1997 improved to 10.0% from 9.6% in 1996 due to replacing some of the lost public warehousing business with more profitable contract logistics business, productivity improvements, and reduced empty space.

GREAT LAKES SHIPPING Gross income in 1997 was $91 million, a 7% improvement from 1996 due to increased tonnage carried and residual sharing fees earned by partnering with GATX Capital in a third-party vessel financing and remarketing. Cargo carried in 1997 totaled 26.4 million tons, a 7% increase from the 24.6 million tons carried in 1996 primarily from coal cargoes. Strong customer demand, favorable weather conditions, and high water levels all contributed to the solid performance.

Record income of $7.9 million increased by $2.5 million or 46% from 1996. The residual sharing fees contributed $1.3 million with the balance primarily due to the margin on the increased tonnage carried. Contribution margin per ton was 4% greater than the prior year due to a change in mix of commodities carried as well as operating efficiencies.

ASC carried an estimated 22% of the total U.S. flag Great Lakes tonnage, similar to 1996. U.S. flag tonnage was 118 million tons, an increase of 8 million tons from 1996. Iron ore cargoes represented 43% of ASC's tonnage, 7% less than the prior year. Domestic raw steel production was approximately 90% in 1997, up 2% from 1996. Coal cargoes represented 24% of ASC's tonnage, up from 21% as a result of new business.

CORPORATE AND OTHER Corporate and Other net expense of $21 million increased by $2 million from 1996 primarily due to the reversal in 1996 of a legal reserve following the successful defense of litigation against GATX.

                                               GATX Corporation and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
GATX LOCATION OF OPERATIONS    HEADQUARTERS                      MINI SERVICE CENTERS                   Altamira, Mexico
GENERAL                        Chicago, Illinois                 Muscle Shoals, Alabama                 Guaymas, Mexico
AMERICAN                                                         White Springs, Florida                 Tamarinda, Mexico
TRANSPORTATION                 BUSINESS OFFICES                  Terre Haute, Indiana                   Edmonton, Alberta
CORPORATION                    Valencia, California              Plaquemine, Louisiana                  Red Deer, Alberta
                               Atlanta, Georgia                  Midland, Michigan                      Vancouver, British Columbia
                               Chicago, Illinois                 Cincinnati, Ohio                       Sarnia, Ontario
                               Hackensack, New Jersey            Masury, Ohio                           Montreal, Quebec
                               Philadelphia, Pennsylvania        Catoosa, Oklahoma                      Moose Jaw, Saskatchewan
                               Pittsburgh, Pennsylvania          Copper Hill, Tennessee
                               Houston, Texas                    Freeport, Texas                        AFFILIATES
                               Mexico City, Mexico                                                      Buenos Aires, Argentina
                               Calgary, Alberta                  MOBILE SERVICE UNITS                   Vienna, Austria
                               Toronto, Ontario                  Mobile, Alabama                        Hamburg, Germany
                               Montreal, Quebec                  Colton, California                     Zug, Switzerland
                                                                 Macon, Georgia
                               MAJOR SERVICE CENTERS             East Chicago, Indiana
                               Colton, California                Geismar, Louisiana
                               Waycross, Georgia                 Norco, Louisiana
                               East Chicago, Indiana             Carteret, New Jersey
                               Hearne, Texas                     Las Cruces, New Mexico
                               Tierra Blanca, Mexico             Albany, New York
                               Red Deer, Alberta                 Galena Park, Texas
                               Montreal, Quebec                  Olympia, Washington
                               Moose Jaw, Saskatchewan
------------------------------------------------------------------------------------------------------------------------------------
GATX                           HEADQUARTERS                      Eden Prairie, Minnesota                 AFFILIATES
CAPITAL                        San Francisco, California         Sydney, Australia                       Sydney, Australia
CORPORATION                                                      Toronto, Canada                         San Francisco, California
                               OFFICES                           Blagnac, France                         LaGrange, Illinois
                               Burbank, California               Frankfurt, Germany                      Toronto, Ontario
                               Tampa, Florida                    Singapore, Republic of Singapore        Zug, Switzerland
                               Chicago, Illinois                 Tokyo, Japan                            Elstree, United Kingdom
                                                                                                         Woking, United Kingdom
------------------------------------------------------------------------------------------------------------------------------------
GATX                           HEADQUARTERS                      PIPELINES                               Kobe, Japan
TERMINALS                      Chicago, Illinois                                                         Yokohama, Japan
CORPORATION                                                      CALNEV PIPE LINE                        Kertih, Malaysia
                               TERMINALS                         Adelanto, California                    Jurong Town, Singapore
                               Carson, California                Barstow, California                     Pulau Busing, Singapore
                               Richmond, California              Colton, California                      Barcelona, Spain
                               San Pedro, California             Las Vegas, Nevada                       Bilboa, Spain
                               Orlando, Florida                                                          Tarragona, Spain
                               Tampa, Florida                    CENTRAL FLORIDA PIPELINE                Valencia, Spain
                               Argo, Illinois                    Orlando, Florida                        Seal Sands, United Kingdom
                               Carteret, New Jersey              Tampa, Florida
                               Paulsboro, New Jersey                                                     PIPELINE AFFILIATE
                               Portland, Oregon (2)              MANCHESTER JET LINE
                               Philadelphia, Pennsylvania        Manchester, United Kingdom              OLYMPIC PIPELINE
                               Galena Park, Texas                                                        Renton, Washington
                               Pasadena, Texas                   TERMINAL AFFILIATES
                               Seattle, Washington               Antwerpen/Lillo, Belgium
                               Altamira, Mexico                  Lanshan, China
                                                                 Kawasaki, Japan
-----------------------------------------------------------------------------------------------------------------------------------
GATX                           HEADQUARTERS                       Normal, Illinois                      Westerville, Ohio
LOGISTICS,                     Jacksonville, Florida              Richmond, Indiana                     Oklahoma City, Oklahoma
INC.                                                              Indianapolis, Indiana                 Bedford, Pennsylvania
                               LOCATIONS                          Shreveport, Louisiana                 Arlington, Texas
                               Little Rock, Arkansas              Elkridge, Maryland                    Carrolton, Texas
                               Bell, California                   Coloma, Michigan                      El Paso, Texas
                               Industry, California               Grand Rapids, Michigan                Fort Worth, Texas
                               Mira Loma, California              Kalamazoo, Michigan                   Grand Prairie, Texas
                               Ontario, California                Bloomington, Minnesota                Clearfield, Utah
                               Stockton, California               Delisle, Mississippi                  Chesapeake, Virginia
                               Danbury, Connecticut               Sardis, Mississippi                   Seattle, Washington
                               Jacksonville, Florida              Greensboro, North Carolina            Racine, Wisconsin
                               Atlanta, Georgia                   Winston-Salem, North Carolina         Toronto, Canada
                               Dacula, Georgia                    New York, New York                    Tepotzotlan, Mexico
                               Bedford Park, Illinois             Syracuse, New York                    Puerto Rico
                               Bolingbrook, Illinois              Akron, Ohio
                               Chicago, Illinois                  Obetz, Ohio                           AFFILIATE
                               Hodgkins, Illinois                                                       Santiago, Chile


------------------------------------------------------------------------------------------------------------------------------------
AMERICAN STEAMSHIP             HEADQUARTERS                       VESSELS                               M/V Charles E. Wilson
COMPANY                        Williamsville, New York            M/V Indiana Harbor                    M/V Adam E. Cornelius
                                                                  M/V Walter J. McCarthy, Jr.           M/V American Republic
                               REGIONAL OFFICE                    M/V St. Clair                         M/V Buffalo
                               Toledo, Ohio                       M/V American Mariner                  M/V Sam Laud
                                                                  M/V H. Lee White                      Str. John J. Boland

------------------------------------------------------------------------------------------------------------------------------------

                                               GATX Corporation and Subsidiaries

GATX OFFICERS AND DIRECTORS

GATX OFFICERS                              GATX BOARD OF DIRECTORS                 GATX SUBSIDIARIES
RONALD H. ZECH                             JAMES M. DENNY(1,2)                     GENERAL AMERICAN
Chairman, President and                    Managing Director, William Blair        TRANSPORTATION CORPORATION
Chief Executive Officer                    Capital Partners, LLC                   D. Ward Fuller, President

DAVID M. EDWARDS                           RICHARD M. FAIRBANKS(1,4)               GATX CAPITAL CORPORATION
Senior Vice President and                  Managing Director of                    Jesse V. Crews, President
Chief Financial Officer                    Domestic & International Issues,
                                           Center for Strategic &                  GATX TERMINALS CORPORATION
DAVID B. ANDERSON                          International Studies                   Anthony J. Andrukaitis, President
Vice President,
Corporate Development,                     WILLIAM C. FOOTE(3,4)                   GATX LOGISTICS, INC.
General Counsel and                        Chairman and Chief Executive            Joseph A. Nicosia, President
Secretary                                  Officer, USG Corporation
                                                                                   AMERICAN STEAMSHIP COMPANY
WILLIAM L. CHAMBERS                        DEBORAH M. FRETZ(3,4)                   Ned A. Smith, President
Vice President,                            Senior Vice President,
Human Resources                            Lubricants and Logistics,               GATX LIQUID LOGISTICS, INC.
                                           Sun Company, Inc.                       Stephen H. Fraser,
GAIL L. DUDDY                                                                      Managing Director
Vice President,                            RICHARD A. GIESEN(2,3)
Compensation, Benefits,                    Chairman and Chief Executive
and Corporate Human                        Officer, Continental
Resources                                  Glass & Plastic, Inc.

BRIAN A. KENNEY                            MILES L. MARSH(1,4)
Vice President-Finance                     Chairman, President and
                                           Chief Executive Officer,
RALPH L. O'HARA                            Fort James Corporation
Controller
                                           CHARLES MARSHALL(2,3)
CLIFFORD J. PORZENHEIM                     Retired: Former Vice Chairman
Vice President-Corporate Strategy          of the Board, American Telephone
                                           and Telegraph Company
THOMAS W. REEDY
Treasurer                                  MICHAEL E. MURPHY(1,2)
                                           Retired: Former Vice Chairman
                                           and Chief Administrative Officer,
                                           Sara Lee Corporation

                                           JOHN W. ROGERS, JR.(4)
                                           President, Ariel Capital
                                           Management, Inc.

                                           RONALD H. ZECH
                                           Chairman, President and
                                           Chief Executive Officer,
                                           GATX Corporation


                                           (1)Member, Audit Committee
                                           (2)Member, Compensation Committee
                                           (3)Member, Nominating Committee
                                           (4)Member, Retirement Funds
                                              Review Committee


NOTES

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                               GATX Corporation and Subsidiaries

GATX CORPORATE INFORMATION


ANNUAL MEETING
Friday, April 23, 1999, 9:00 a.m.
GATX Corporation
500 West Monroe Street
Chicago, Illinois 60661-3676

FINANCIAL INFORMATION
AND PRESS RELEASES:
A copy of the company's annual report on Form 10-K for 1998 and selected other information are available without charge.

Corporate information and press releases may be found at HTTP://WWW.GATX.COM. A variety of current financial information, historical financial information, press releases and photographs are available at this site.

GATX press releases may be obtained by automated PR Newswire Company News On-Call's automated fax service at (800) 758-5804. The company identification number for GATX is 105121.

INQUIRIES
Inquiries regarding dividend checks, the dividend reinvestment plan, stock certificates, replacement of lost certificates, address changes, account consolidation, transfer procedures and year-end tax information should be addressed to GATX Corporation's Transfer Agent and Registrar:

Chase Mellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: (800) 851-9677
Internet: http://www.chasemellon.com

INFORMATION RELATING TO SHAREHOLDER
OWNERSHIP, DIVIDEND PAYMENTS,
OR SHARE TRANSFERS:

Lisa M. Ibarra, Assistant Corporate Secretary
Telephone: (312) 621-6603
Fax: (312) 621-6647
Email: lmibarra@gatx.com

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

TO REQUEST PUBLISHED FINANCIAL INFORMATION AND FINANCIAL REPORTS, CONTACT:

GATX CORPORATION
Investor Relations Department
500 West Monroe Street
Chicago, Illinois 60661-3676
TELEPHONE: (800) 428-8161

Automated request line for materials:
(312) 621-6300

INDIVIDUAL INVESTORS INQUIRIES:

Janet Bower, Investor Relations Analyst
Telephone: (312) 621-4297
Fax: (312) 621-6698
Email: jmbower@gatx.com

ANALYSTS, INSTITUTIONAL SHAREHOLDERS AND FINANCIAL COMMUNITY PROFESSIONALS:

Robert C. Lyons, Director of Investor Relations
Telephone: (312) 621-6633
Email: rclyons@gatx.com

Aaron H. Hoffman, Manager Investor and
Public Relations
Telephone: (312) 621-6493
Email: ahhoffman@gatx.com
Fax: (312) 621-6698

QUESTIONS REGARDING SALES, SERVICE OR
LEASE INFORMATION:

General American Transportation Corporation
(312) 621-6564

GATX Capital Corporation- (415) 955-3200

GATX Terminals Corporation- (312) 621-8032

GATX Logistics, Inc.- (904) 396-2517

American Steamship Company- (716) 635-0222

GATX Liquid Logistics, Inc.- (312) 621-6200

INDEPENDENT AUDITORS
Ernst & Young LLP


70