Form 10-K, Exhibit 13
period 1999-12-31
GATX CORP
filed 2000-03-17
CIK 40211

                                                                      EXHIBIT 13


DEAR SHAREHOLDERS GATX enters the new century with strong momentum. Earnings per share increased 15 percent in 1999, and our return on average shareholders' equity was an impressive 19 percent, far exceeding most of our competitors. We laid the foundation for future earnings growth by investing a record $1.7 billion in key markets and expanding our role as a leading provider of telecommunication infrastructure financing. We also realigned the organization to better reflect our strategy and clarify our external message to our shareholders, customers and employees.

     Ultimately, however, we failed in the performance measure that matters most--total shareholder return. GATX's total return in 1999 was a negative 7.9 percent, unacceptable to our management and to our shareholders. We take little solace in the realization that it was a difficult year in the stock market for the majority of U.S. companies, nor in the fact that most of our commercial finance competitors produced substantially lower total returns to their respective shareholders.

     I am confident that GATX is well positioned to produce excellent returns for its shareholders, and we will achieve this by executing three basic initiatives: consistent earnings growth, reallocating capital to our highest return opportunities, and clarifi-cation of our strategy and message. I will take the opportunity to use the balance of this letter to explore each of these points in greater detail.

     CONSISTENT GROWTH Investors place a higher valuation on companies that consistently meet or exceed a specific earnings growth target.

     As we continue to make changes within the company and focus our efforts on building investment platforms that drive consistent growth, we have clarified our target: 12-15 percent growth in earnings per share. We shared this target with Wall Street and met or exceeded it in each of the past two years. While I am pleased with our recent performance, I also recognize that the real key to driving a higher valuation is developing a longer track record of consistent earnings growth. Based on a number of strategic changes and opportunities within our core businesses, I am confident that we will achieve this long-term objective.

     GATX Rail is capitalizing on its position as the leading U.S. tank car lessor by expanding its fleet beyond U.S. borders, increasing service capabilities, accelerating fleet acquisition activities, and pursuing fleet management opportunities. Each of these initiatives serves to diversify and stabilize our sources of income, and GATX Rail is well positioned for continued growth.

     GATX Capital is applying its extensive asset knowledge, asset management expertise, financial structuring capabilities, and partnering skills to build a broad base of income sources. Across its primary markets, GATX Capital has strengthened its operating lease platforms, grown fee and interest income, expanded its venture leasing and warrant-based financing activity, and identified attractive asset remarketing opportunities. We are also capitalizing on a new era of infrastructure development, one that is rooted in the Internet, telecommunications, and emerging technologies. GATX Capital has established itself as one of the leading providers of financing to early-stage telecommunication companies, thereby establishing a powerful growth platform that complements our traditional transportation-related finance businesses.

     GATX Terminals Corporation, part of the GATX Integrated Solutions Group, has sold or closed a number of cyclical petroleum storage facilities and reallocated this capital to markets with more attractive return and growth prospects. By focusing on providing our customers with value-added services at strategic locations, we are stabilizing our income base and are poised to grow this segment's profitability.

     The strength and diversity of our income-generating capabilities support my confidence that we will continue to deliver our target of 12-15 percent annualized growth in earnings per share to our shareholders.

     CAPITAL ALLOCATION Allocating capital to the highest return opportunities is a critical process for a capital-intensive business such as GATX, especially when presented with the most exciting growth opportunities we have seen in our history. For example, in the last four years, we have focused the majority of our investment volume in GATX Rail and GATX Capital because these investments generate in excess of a 20 percent return on equity, an attractive return on investment for our shareholders, and we will continue to focus most of our investment in these two businesses.

     We have also identified ways to grow our business in a less capital-intensive fashion. Partnering is an excellent example and one that sets us apart from our peers. Consider GATX Capital's strategy in financing start-up telecommunication companies. We have been active in financing telecom companies for several years. As the growth in this market exploded, we could have opted to allocate an increasingly larger share of our own capital to this area. Instead we chose to form two telecom-munication investment funds with GATX Capital acting as arranger, manager, and co-investor. Partnering with co-investors has allowed us to aggressively pursue this exciting growth sector while limiting and diversifying our own capital commitment. GATX Capital earns management fees, receives spread income, and also receives warrants in many of the transactions, resulting in tremendous return on investment potential.

     Today we have nearly 50 active partnerships across GATX, with income from equity in these affiliates increasing almost 25 percent in 1999. Partnering is one of our core strengths, and I plan to continue expanding this activity in the years ahead.

     Allocation of capital also incorporates reallocation of capital within the company. During the past three years, we have implemented a strategy to sell under-performing assets and exit weak business lines. We must accelerate this effort and I expect to make substantial progress in 2000 as we continue to reallocate capital to our highest return opportunities.

     CORPORATE REALIGNMENT During the past year, we realigned GATX, thereby clarifying our strategy and message as a unique finance and services company. The majority of our earnings, cash flow, and investments are related to our two high return businesses, GATX Rail Corporation and GATX Capital Corporation.

     Prior to the realignment, the balance of the company was comprised of several businesses, including GATX Terminals and GATX Logistics, which focus on various aspects of supply chain management. In September 1999, I asked Dave Edwards, then our chief financial officer, to head up a new organization called the GATX Integrated Solutions Group. This group brings all of our supply chain related businesses under one umbrella. Beyond the obvious benefit of sharing services and skills across our supply chain companies, the GATX Integrated Solutions Group positions us to achieve one of our key goals: providing chemical customers with a bundled service offering by lever-aging the unique competitive position we have forged within the chemical industry.

     Individually, each of our three key operations has a clearly defined strategy. GATX Rail will continue to expand its full service railcar leasing business in North America and abroad. GATX Capital will continue to expand its core air, technology/telecommunications, rail, and marine financing activity through direct ownership of assets, partnerships, and asset management. GATX Integrated Solutions Group will maximize our global service offering to chemical and petroleum companies. As a result, GATX can provide customers with a combined financing and service capability that is unmatched by any competitor worldwide.

     Our overall mission is straightforward: drive consistent earnings growth, earn attractive returns by allocating our capital wisely, and communicate a simplified strategy to the market. I believe that successful execution of these initiatives will lead to a more appropriate market valuation for GATX.

     In closing I would like to thank our shareholders for the confidence they have shown in the future of GATX. I am committed to ensuring that you are rewarded with an attractive return on your investment. That's our primary focus in 2000, and with the support of the many dedicated employees of GATX, I am confident that we will deliver on this commitment.

Sincerely,


/s/ RONALD H. ZECH
RONALD H. ZECH
Chairman and Chief Executive Officer

GATX provides a full range of rail transportation solutions, combining extensive transportation, financial and rail logistics experience. GATX owns, operates or has an interest in over 157,000 railcars worldwide. GATX offers full-service tank car, freight car and locomotive leasing, fleet management, railcar design and maintenance, innovative financing and a complete menu of integrated e-commerce and web support services.

   GATX RAIL CORPORATION operates the largest tank car fleet in North America and a significant fleet of specialty freight cars. Its fleet totaled 87,800 railcars at the end of 1999. GATX Rail leases railcars to shippers in virtually all industries, with a particular emphasis on chemical, petroleum and food, and it provides all the services a company needs to operate railcars. Benefits include improving utilization, keeping plants on schedule, arranging maintenance schedules that maximize in-service time, helping shippers meet complex financial challenges, improving safety records, helping ensure government regulatory compliance and offering internet-based and e-commerce services to help manage rail fleets more efficiently. GATX Rail's web site, www.gatxrail.com, gives an excellent overview of GATX Rail's product and service offerings.

   GATX Rail's fleet consists of more than 50 different car types from general service cars to specialty pressure cars, designed to safely transport over 700 commodities, including chemicals, petroleum, plastics, food, coal, mineral, agricultural, forest and consumer products. Providing repair and maintenance support to these railcars are four one-stop service centers in the U.S., four in Canada and one in Mexico. In addition, 38 mini-mobile repair units form an inte-grated service network throughout North America, so that customers' railcars can be serviced wherever they may be located.

   An excellent example of GATX Rail's customer focus and integration capabilities is a service GATX designed for Mobil Oil Corporation. A Mobil Oil affiliate pumps crude oil from a field in central California that is 240 miles from Mobil's nearest refinery. In the past, Mobil piped oil to a Chevron facility, loaded it on tanker trucks, and shipped it to a marine terminal where the crude oil was mixed with lighter crude and transferred by pipeline to the refinery. With the Chevron facility closing, Mobil turned to GATX Rail for an alternative. The result is a 78-unit GATX Rail TankTrain(R) system of interconnected cars that can be loaded and unloaded in a matter of hours, not days. Specifically, this TankTrain system transports crude oil from the field and delivers it to a GATX Integrated Solutions Group terminalling facility. Before unloading, the oil in the TankTrain system is blended with lighter weight crude prior to shipment to Mobil's refinery. Using the unique patented, environmentally friendly TankTrain technology speeds up and improves the entire process for Mobil. The photographs on pages 9 and 11 are of another GATX TankTrain system, which recently went into service moving sulfuric acid in Northern Australia.

   GATX Rail is an industry leader in utilizing the Internet and e-commerce to help its customers manage their fleets. Customer offerings include up-to-date mechanical and service information on their fleets, a content-rich interactive environment encouraging communications, and extensive information.

   GATX Rail continues to capitalize on market opportunities. Recent legislation has mandated more stringent inspection and repair guidelines, such that many shippers may not want to continue to service their own fleets. Therefore, GATX Rail can buy fleets and lease them back to the original owners, while providing additional value-adding services. GATX Rail's historic skill as a lessor and its outstanding reputation as a service provider make this possible.

   GATX Rail's business has experienced significant international growth over the past decade. In 1996, GATX Rail acquired the remaining interest it did not already own in the Canadian railcar lessor CGTX, recently renamed GATX Rail Canada. This name change reflects the North American integration of operations and the customer service network. GATX Rail Canada has 9,000 railcars in its railcar fleet. GATX Rail de Mexico operates a fleet of nearly 2,600 railcars, and GATX has a significant interest in European railcar lessors Ahaus Alstatter Eisenbahn (AAE Cargo) and Kesselwagen Vermietgesellschaft mbH (KVG). AAE is the leading general-purpose freight car lessor in Europe, with a fleet of almost 12,000 cars operating throughout Europe and the United Kingdom. Based in Germany and Austria, KVG provides a modern fleet of 8,000 tank cars to European shippers of chemical, petroleum and food products. These international interests provide a strong market position through which GATX can capitalize on numerous new European rail opportunities.

   In addition to GATX Rail, the rail related assets and capabilities of GATX Capital are a critical component of the overall rail offerings of GATX. GATX Capital primarily leases railcars to Class I and regional railroads, and owns or has an interest in a fleet of 50,000 railcars including coal, aggregate, hopper and other general purpose cars. GATX Capital also buys and sells fleets of rail assets, opportunistically selling highly valued rail assets at premiums while purchasing other rail assets at attractive valuations that also have significant upside potential. GATX Capital's asset expertise gives it a competitive advantage, particularly as railroads have increased their demand for general-purpose cars.

   Through a joint venture with the Electro-Motive Division of General Motors
(EMD), GATX Capital leases a large modern fleet of nearly 1,000 locomotives to railroads worldwide. Locomotive Leasing Partners fills the railroads' need for a high quality transportation product for their customers, through operating leases of well-maintained, reliable and efficient locomotives. Railroads often turn to LLP to help handle peak power needs or to satisfy a portion of longer requirements through creatively structured leases. Working closely with EMD, GATX Capital has been able to acquire, refurbish and deploy excellent assets that are in high demand and that perform well for customers.

   With over 100 years of experience, GATX has longstanding relationships with shippers, railroads, railcar manufacturers, and the financial community. These relationships allow GATX to provide the railcars, terms and service offerings that help our customers serve their customers better. Though many know GATX primarily as a full-service lessor of railcars, the reality is that we provide a broad spectrum of transportation, distribution, and logistics solutions that capitalize on the expertise available throughout all of GATX.

GATX CAPITAL CORPORATION is experiencing tremendous opportunities for growth. GATX Capital is capitalizing on opportunities in its traditional air, rail and structured finance markets while rapidly expanding its presence in technology, telecommunications, and venture finance.

   An important component of GATX Capital's success is its ability to adapt to new opportunities, and it has demonstrated this ability consistently. GATX Capital has evolved from being primarily a tax-oriented lessor to a company with skills that include asset knowledge, financial structuring, remarketing expertise, buying and selling lease portfolios, third-party portfolio management, and partnering capabilities.

   One of the best examples of GATX Capital's ability to identify and aggressively pursue new opportunities relates to the "new economy." The major factors that will drive economic growth in the future are clear: globalization, emerging technologies, and telecommunications. While many companies are racing to keep pace with these trends, GATX Capital is well ahead of the curve. Starting in 1987, GATX Capital began making prudent investments in venture finance and technology leasing. Risk/return analyses were adjusted to suit the dynamism of these emerging, warrant-based finance markets. Most importantly, critical relationships were developed with start-up companies and key venture capital firms. The knowledge base and contact network developed over the course of the past decade cannot be duplicated, and the benefit of this early initiative is evident in the potential for substantial equity-based income.

   GATX Capital has provided early-stage financing to emerging companies such as Rhythms, Exodus Communications, Copper Mountain Networks, Sentient, and Cerent. In 1999, GATX Capital acquired a former partner, Meier Mitchell, thereby broadening its base of new economy financing activity. Meier Mitchell has a long and successful history in venture leasing and is recognized as one of the pioneers of secured, warrant-based financing to early-stage companies. While Meier Mitchell's venture leasing activity is diversified across a broad range of equipment and industry sectors, it has unique expertise in the biotech industry, providing GATX Capital with access to another rapidly growing market.

   In addition to the areas of growth and opportunity provided by the new economy, GATX Capital continues to expand in its traditional areas of expertise. GATX Capital leases, manages, or has an interest in over 300 commercial jet aircraft. The GATX Capital fleet consists largely of modern, stage III, single aisle aircraft that have a large user base worldwide, such as B-737s and A320-A321s.

   In 1998, GATX Capital entered into a joint venture with Flightlease AG, a subsidiary of the SAirGroup, and became a 50 percent partner in Rolls-Royce & Partners Ltd. These ventures in aircraft operating leasing and jet engine leasing, respectively, have allied GATX Capital with companies of unsurpassed expertise in their fields. Both of these partnerships continue to grow and provide exciting growth platforms for the future.

   GATX Capital's strategy to expand its aircraft portfolio through partnerships has allowed it to diversify its fleet, lower its risk profile, and create enhanced returns through management fees and residual sharing. Joint venture partnerships have allowed GATX Capital to broaden its presence in the aircraft leasing market, while at the same time achieving diversification in the overall GATX Capital portfolio. Aircraft investments constitute 29 percent of GATX Capital's total assets.

   Partnering is one of GATX Capital's core strengths and much of the company's recent success can be tied to this critical skill. Through partnering, GATX Capital can achieve scale in certain markets, gain insight into new asset types, diversify its own investment activity, or establish business in a new region of the world. Today GATX Capital has nearly 50 active partnerships providing a substantial and growing income stream.

   While the type of partners is itself quite diversified, many times GATX Capital will join with commercial banks and finance companies to pursue operating leasing or related activities. These active finance industry partners include the Lombard North Central subsidiary of NatWest, Commonwealth Bank of Australia, Heller Financial, Sanwa, and, most recently, Royal Bank of Scotland and Halifax plc. GATX Capital's ability to work in partnership with leading financial institutions broadens its access to capital and in many cases has enhanced its access to regional markets.

   Over the past 18 months, GATX Capital has formed two new partnerships to pursue warrant-based financing opportunities in the telecommunications and emerging technology markets. GATX Capital serves as arranger, manager, and a co-investor in the funds. Focusing on early-stage companies, both partnerships are experiencing tremendous deal flow and excellent investment opportunity, providing a potentially strong source of income growth for GATX Capital.

   Structuring financial transactions is another one of GATX Capital's core strengths. With a goal of maximizing its own return while providing competitive terms to its customers, GATX Capital has established itself as a leading resource for complex financial solutions.

Often times, structuring involves the allocation of the tax benefits of ownership to the most efficient investors; the allocation of residual benefits to the investors bidding most aggressively; and the allocation of defined debt service to the lowest cost debt providers. GATX Capital has the experience to deliver the structures and solutions that benefit all parties involved.

   GATX Capital also selectively pursues opportunities in asset classes other than air, rail, or technology equipment. In this capacity, GATX Capital invests in and manages a diversified pool of assets.

    As an investor, GATX Capital combines strong asset knowledge with excellent financial structuring skills to provide its customers and partners not only with traditional financial products but also innovative risk sharing arrangements. For example, GATX Capital has orchestrated a number of joint venture arrangements that offered its partners attractive off-balance sheet or asset monetization alternatives.

   GATX Capital also participates in high-yield debt investments in selected industries, operating lease and asset-based lending activities, as well as financing of marine assets. In addition, GATX Capital works with partners to provide residual value guarantees that allow lessors to manage residual exposure at the time of lease termination.

   As a manager, GATX Capital has established partnerships with major industrial companies, banks, and insurance companies in which the company manages lease portfolios on behalf of these institutions. GATX Capital is able to leverage its significant lease management and remarketing expertise while providing partners with an efficient means for managing their portfolios. This $4.5 billion portfolio managed on behalf of third parties provides GATX Capital with management fees and significant residual sharing fees when assets are sold.

   GATX Corporation reports the revenues and earnings of American Steamship Company, GATX's Great Lakes shipping company, in the segment called Financial Services. By combining American Steamship with GATX Capital's marine asset financing group, all of GATX's marine activities are housed within one group, providing an opportunity to optimize GATX's marine activities. With 11 vessels, American Steamship is the largest operator of self-unloading vessels on the U.S. Great Lakes.

 22   REPORTS OF GATX MANAGEMENT AND OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

 23 MANAGEMENT'S DISCUSSION AND ANALYSIS: 1999 COMPARED TO 1998 (CONTINUED ON PAGES 29, 31 AND 33)

 26   FINANCIAL DATA OF BUSINESS SEGMENTS

 28   CONSOLIDATED STATEMENTS OF OPERATIONS

 30   CONSOLIDATED BALANCE SHEETS

 32   CONSOLIDATED STATEMENTS OF CASH FLOWS

 37 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

 38   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 55   CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED) AND COMMON STOCK
      INFORMATION

 56   SELECTED CONSOLIDATED FINANCIAL DATA

 58   MANAGEMENT'S DISCUSSION AND ANALYSIS: 1998 COMPARED TO 1997
--------------------------------------------------------------------------------


BUSINESS SEGMENTS The following summary describes GATX's current business segments:

GATX RAIL represents GATX Rail Corporation (formerly General American Transportation Corporation) and its foreign subsidiaries and affiliates which lease and manage tank cars and other specialized railcars.

FINANCIAL SERVICES represents GATX Capital Corporation and its subsidiaries and affiliates, which arrange and service the financing of equipment and other capital assets on a worldwide basis, and American Steamship Company, which operates self-unloading vessels on the Great Lakes.

GATX INTEGRATED SOLUTIONS GROUP encompasses GATX Terminals Corporation and its domestic and foreign subsidiaries and affiliates, which own and operate tank storage terminals and pipelines; GATX Logistics, Inc., which provides distribution and logistics support services and warehousing facilities; as well as several other GATX companies providing integrated solutions to the chemical and petroleum industries.

TO OUR SHAREHOLDERS: The management of GATX Corporation has prepared the accompanying consolidated financial statements and related information included in this 1999 Annual Report to Shareholders and has the primary responsibility for the integrity of this information. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include certain amounts which are based on estimates and informed judgments of management.

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

GATX's system of internal controls is further augmented by an audit committee composed of independent directors, which meets regularly throughout the year with management, the independent auditors and the internal auditors; an internal audit program that includes prompt, responsive action by management; and the annual audit of the company's financial statements by independent auditors.



 /s/ RONALD H. ZECH           /s/ BRIAN A. KENNEY         /s/ RALPH L. O'HARA
     Ronald H. Zech               Brian A. Kenney             Ralph L. O'Hara
Chairman, President and        Vice President and            Controller and
Chief Executive Officer      Chief Financial Officer    Chief Accounting Officer
--------------------------------------------------------------------------------



TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF GATX CORPORATION: We have audited the accompanying consolidated balance sheets of GATX Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, comprehensive income
(loss), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GATX Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




Chicago, Illinois                                         /s/ ERNST & YOUNG LLP
January 25, 2000                                              ERNST & YOUNG LLP

MANAGEMENT'S DISCUSSION AND ANALYSIS 1999 COMPARED TO 1998

GATX RAIL (RAIL) Rail's gross income of $571 million increased 6.7% over the prior year period primarily due to a larger active North American fleet, a slight increase in rental rates, and a gain from the sale of 1,700 grain cars that did not provide an acceptable level of long-term economic value. Rail added 5,400 railcars during 1999 and at year end had 83,300 railcars on lease in North America. Utilization ended the year at 95% on a total fleet of 87,800 railcars, which was comparable to utilization at the end of 1998. The railcar leasing market has become more competitive due to lower demand. Rail congestion problems resulted in strong car demand in the chemical markets and contributed to the historically high demand in the prior year. Although Rail anticipates continuing to invest aggressively in railcars in 2000, the total investment will be reflective of market conditions.

Rail's share of earnings of its two European affiliates was $4 million in 1999 compared to $3 million in 1998. Rail invested an additional $28 million in these affiliates' freight and tank car fleets in 1999.

Record net income of $73 million increased $6 million from the prior year period, reflecting higher revenues, including the gain related to the grain car sale, partially offset by higher selling, general and administrative costs. These expenses increased 12.5% largely to support business development and information systems initiatives. Asset ownership costs increased 7.9% over last year primarily due to an increase in operating lease expense. Depreciation and interest did not change appreciably from last year due to Rail's continued use of sale-leaseback financing. In 1999, $143 million of new railcars were sold and leased back and the resultant cost is included in operating lease expense. Repair costs as a percentage of revenues decreased from 1998 as a result of lower material costs and fewer labor hours incurred.

FINANCIAL SERVICES Financial Services' gross income of $694 million decreased $37 million from the prior year. Comparisons between periods are affected by the sale of the value-added technology equipment sales and service business (VAR) in June 1999. Excluding VAR, revenues increased 11.0% over the prior year. Gains on the sale of stock of $15 million, which were derived from warrants received during the financing of nonpublic start-up companies, and an increase in lease income generated from a higher average investment portfolio were offset by lower asset remarketing income. Lease income increased $63 million predominately driven by the growing technology financing portfolio. Pretax asset remarketing income of $79 million was $14 million lower than last year's record $93 million. A significant portion of 1999 asset remarketing gains was realized from the sale of marine and air assets. Asset remarketing income includes both gains from the sale of assets from Financial Services' own portfolio as well as residual sharing fees from the sale of managed assets. Asset remarketing income and gains from the sale of stock do not occur evenly from period to period.

During 1999, Financial Services continued to emphasize its strategy of joining with partners to finance and manage assets. Financial Services' share of earnings in such joint ventures was $61 million in 1999, a 32.5% increase over last year. The increase is primarily attributable to increased contribution from existing rail joint ventures and new air and marine joint ventures. Several new joint ventures were formed in 1999 including a joint venture created to acquire and lease Boeing 737 new generation aircraft and a joint venture created to provide financing and leasing to start-up telecommunications companies.

Net income of $71 million increased 6.8% from last year and was positively affected by an increase in the share of affiliates' earnings, the impact of the VAR business, and the sale of stock. These increases were offset by lower remarketing income, a decreased contribution from marine operations, higher depreciation expense, and an increase in selling, general and administrative expenses due to higher human resource and other costs associated with increased investment activity. Higher average investment balances in operating leases, specifically technology, drove the 29.6% increase in depreciation and amortization. Marine operations contributed $3 million to net income in 1999 versus $7 million in 1998. A decline in iron ore shipments resulting from higher imported steel volumes, competitive pricing, and lower than normal water levels have negatively impacted current year results.

Financial Services' allowance for possible losses decreased $19 million to $111 million, representing 3.8% of net investments, down from 5.9% at the end of 1998. The loss provision was $11 million in each of 1999 and 1998. Write-offs of $34 million in 1999 were $26 million higher than the prior year and were primarily related to twin-aisle commercial aircraft and a steel production facility.

Financial Services invested a record $1.2 billion in 1999, which was 42.0% higher than 1998. Approximately $500 million was added to the technology leasing portfolio with significant investments also made in the air, telecommunications and venture sectors.

GATX INTEGRATED SOLUTIONS GROUP GATX Integrated Solutions Group's (ISG) gross income of $599 million increased by 2.2% over 1998 with new business and growth initiatives being partially offset by the absence of terminal facilities that were sold or closed during 1999. For ongoing wholly owned operations, gross income grew by 8% reflecting new business and improved pricing.

As part of its 1997 strategic realignment, ISG divested three domestic terminals and six foreign terminals in early 1999. One other domestic and one United Kingdom terminal were closed during 1999.

In ISG's ongoing North American bulk liquid terminal and pipeline operation, throughput and capacity utilization improved to 537 million barrels and 95% in 1999 compared to 531 million barrels and 94% in 1998. Space utilization for the company's dry goods integrated logistics operation likewise improved to 96% from 95% in 1998.

ISG's joint ventures, which serve the European, Asian, Latin American and North American markets, contributed $21 million to gross income in 1999 which is consistent with last year as the benefit of an investment in a distillate blending and distribution joint venture was offset by lower results at Olympic Pipeline Company (Olympic). On June 10, 1999, a rupture and explosion occurred on the pipeline owned by Olympic, causing three fatalities and property damage as well as damage to the environment. The cause of the incident is being investigated by a number of state and federal agencies. GATX Terminals (Terminals), an ISG operating company, owns 25.1% of the common shares of Olympic. Management is presently unable to determine the impact, if any, of this incident on GATX.

In early 2000, ISG announced that Terminals purchased from Koninklijke Vopak N.V. (Vopak) Vopak's 50% ownership interests in GAMATEX N.V., located in Belgium, and Tankstore Ltd., located in Singapore. The result gave Terminals 100% ownership in both GAMATEX N.V. and Tankstore Ltd. In turn, Terminals sold to Vopak its 50% ownership interest in Tees Storage Company Ltd., a terminal facility in Middlesborough, England.

Net income of $25 million increased by $7 million or 41.2% over 1998. This significant improvement is largely attributable to ongoing operations reflecting higher contribution margins as well as lower asset ownership costs and SG&A. The remainder of the increase is the net impact of increased business development efforts and nonrecurring items, including a gain on the sale of rights along the Central Florida Pipeline and discontinued terminals.

CORPORATE AND OTHER Corporate and Other net expense of $17 million was comparable to 1998 net expense of $18 million. Increases in selling, general and administrative expenses were offset by decreases in interest expense.

FINANCIAL DATA OF BUSINESS SEGMENTS

During 1999, GATX formed GATX Integrated Solutions Group, a combination of operating companies to be managed together sharing resources and expertise to create value-adding supply chain and logistics solutions. Further, the company's Great Lakes shipping operations were combined with GATX Capital's marine financing group. Accordingly, GATX's operating segments are now defined as GATX Rail, Financial Services, and GATX Integrated Solutions Group. The prior year information has been restated to reflect the new segment presentation.

The financial data presented on this and the following page conform to Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, and depict the profitability, financial position and cash flow of each of GATX's business segments. Segment profitability is presented to reflect operating results inclusive of allocated support expenses from the parent company and interest costs based upon the debt levels shown below. Management assesses performance using return measures such as return on equity both across segments and over time. In certain cases, return on equity is labeled n/m (not meaningful) on the table to reflect returns that are immaterial, negative, or distorted as a result of the 1997 restructuring charge.


                                                                         GATX
                                                                      INTEGRATED
                                            GATX        FINANCIAL      SOLUTIONS      CORPORATE      INTER-
IN MILLIONS                                 RAIL         SERVICES        GROUP        AND OTHER      SEGMENT        TOTAL
                                         ----------     ----------     ----------     ----------    ----------    ----------
                                                                                                                        1999
Profitability
Revenues                                 $    567.1     $    632.9     $    578.0     $      1.9    $     (6.9)   $  1,773.0
Share of affiliates' earnings                   3.8           60.7           21.4             --            --          85.9
                                         ----------     ----------     ----------     ----------    ----------    ----------

Gross Income                                  570.9          693.6          599.4            1.9          (6.9)      1,858.9

Interest expense                              (52.6)        (122.4)         (52.3)          (7.3)          2.4        (232.2)
Depreciation and amortization                (100.1)        (151.9)         (52.7)          (1.4)         (2.1)       (308.2)
Income (loss) before taxes                    117.5          117.9           44.8          (25.0)         (1.3)        253.9
Net income (loss)                              72.9           71.0           25.0          (16.7)         (0.9)        151.3
Return on equity (A)                           23.3%          21.3%          11.7%           n/m           n/m          19.3%
Financial Position
Debt                                          831.0        2,255.3          664.9           67.6          (8.8)      3,810.0
Equity                                        327.5          362.8          216.6          (65.9)         (5.0)        836.0
Investments in affiliated companies            91.3          665.5          199.8             .7            --         957.3
Identifiable assets                         1,693.8        3,088.9        1,166.4           29.8        (112.1)      5,866.8
Items Affecting Cash Flow
Net cash provided by (used in)
  operating activities                        141.4          161.5           67.0          (15.1)           --         354.8
Portfolio proceeds                               --          503.0             --             --            --         503.0
                                         ----------     ----------     ----------     ----------    ----------    ----------

Total cash provided (used)                    141.4          664.5           67.0          (15.1)           --         857.8
Capital additions and
  portfolio investments                       386.5        1,217.8           80.0            1.7            --       1,686.0
                                         ----------     ----------     ----------     ----------    ----------    ----------

(A) Based on average equity for the year.

                                                                                  GATX
                                                                               INTEGRATED
                                                         GATX      FINANCIAL    SOLUTIONS    CORPORATE    INTER-
IN MILLIONS                                              RAIL       SERVICES      GROUP      AND OTHER    SEGMENT      TOTAL
                                                     ----------   ----------   ----------    ----------  ----------  ----------
1998
Profitability
Revenues                                               $  532.3     $  684.3     $  565.8     $    3.2    $   (4.7)   $ 1780.9
Share of affiliates' earnings                               2.7         45.8         20.7           --          --        69.2
                                                       --------     --------     --------     --------    --------    --------
Gross Income                                              535.0        730.1        586.5          3.2        (4.7)    1,850.1

Interest expense                                          (52.9)      (121.4)       (54.4)        (7.8)        1.6      (234.9)
Depreciation and amortization                             (97.3)      (117.2)       (51.1)        (1.1)       (0.8)     (267.5)
Income (loss) before taxes                                108.5        121.1         31.6        (27.1)       (2.3)      231.8
Net income (loss)                                          67.1         66.5         17.7        (17.9)       (1.5)      131.9
Return on equity (A)                                       23.3%        22.8%         9.1%         n/m         n/m        19.0%

Financial Position
Debt                                                      710.4      1,717.4        629.0         68.7        (3.9)    3,121.6
Equity                                                    298.3        304.6        208.4        (74.3)       (4.1)      732.9
Investments in affiliated companies                        62.2        570.3        150.3           --          --       782.8
Identifiable assets                                     1,539.9      2,443.8      1,104.5         19.5      (100.9)    5,006.8

Items Affecting Cash Flow
Net cash provided by (used in)
   operating activities                                   166.1        148.5         93.3        (16.8)         --       391.1
Portfolio proceeds                                           --        811.5           --           --        (6.4)      805.1
                                                       --------     --------     --------     --------    --------    --------

Total cash provided (used)                                166.1        960.0         93.3        (16.8)       (6.4)    1,196.2
Capital additions and
   portfolio investments                                  384.8        857.8         79.0          0.8        (7.7)    1,314.7
                                                       --------     --------     --------     --------    --------    --------
1997
Profitability
Revenues                                               $  493.0     $  675.8     $  549.9     $    0.6    $   (1.3)   $1,718.0
Share of affiliates' earnings                               1.0         27.9         20.3           --          --        49.1
                                                       --------     --------     --------     --------    --------    --------
Gross Income                                              494.0        703.7        570.1          0.6        (1.3)    1,767.1

Interest expense                                          (51.0)      (103.9)       (57.5)       (11.6)        1.6      (222.4)
Depreciation and amortization                             (98.0)       (88.1)       (65.2)        (1.0)         --      (252.3)
Income (loss) before taxes                                100.1        102.5         17.2        (31.6)       (1.3)      186.9
Operating income (loss) before restructuring (B)           62.7         61.5          9.3        (20.9)       (0.7)      111.9
Net income (loss)                                          62.7         61.5       (153.5)       (20.9)       (0.7)      (50.9)
Return on equity (A)                                       22.1%        23.1%         n/m          n/m         n/m        (7.1)%

Financial Position
Debt                                                      693.8      1,798.9        629.1         90.1          --     3,211.9
Equity                                                    278.8        277.7        181.3        (79.8)       (2.6)      655.4
Investment in affiliated companies                         59.8        549.6        140.4           --          --       749.8
Identifiable assets                                     1,504.5      2,495.4      1,049.2         26.9       (85.8)    4,990.2
Items Affecting Cash Flow
Net cash provided by (used in)
   operating activities                                   158.3        104.5         81.0        (24.5)         --       319.3

Portfolio proceeds                                           --        430.8           --           --          --       430.8
                                                       --------     --------     --------     --------    --------    --------

Total cash provided (used)                                158.3        535.3         81.0        (24.5)         --       750.1
Capital additions and
   portfolio investments                                  336.9        866.5         72.2           --          --     1,275.6
                                                       --------     --------     --------     --------    --------    --------


(A) Based on average equity for the year. In 1997, consolidated return on equity based on operating income, was 14.0%.

(B) Pretax income excludes a $224.8 million charge for restructuring with $185.8 million related to closure of certain nonstrategic terminals and pipelines and $39.0 million after-tax charge for the write-down of goodwill related to the company's dry goods integrated logistics operation. The after-tax impacts were $163.8 million, $123.8 million, and $39.0 million respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS
IN MILLIONS, EXCEPT PER SHARE DATA/YEAR ENDED DECEMBER 31                1999              1998              1997
                                                                    ---------------   ---------------   ---------------
Gross Income
  Lease, interest and financing services                            $       1,132.5   $       1,041.2   $         962.0
  Distribution services                                                       578.0             565.8             549.9
  Other income                                                                 62.5             173.9             206.1
                                                                    ---------------   ---------------   ---------------
  Revenues                                                                  1,773.0           1,780.9           1,718.0
  Share of affiliates' earnings                                                85.9              69.2              49.1

Total Gross Income                                                          1,858.9           1,850.1           1,767.1
                                                                    ---------------   ---------------   ---------------
Ownership Costs
  Depreciation and amortization                                               308.2             267.5             252.3
  Interest                                                                    232.2             234.9             222.4
  Operating lease expense                                                     215.5             206.8             193.6

Total Ownership Costs                                                         755.9             709.2             668.3
                                                                    ---------------   ---------------   ---------------
OTHER COSTS AND EXPENSES
 OPERATING EXPENSES                                                           591.5             659.5             672.6
  Selling, general and administrative                                         246.3             234.9             228.5
  Provision for possible losses                                                11.3              14.7              11.1
  Provision for restructuring                                                    --                --             224.8
                                                                    ---------------   ---------------   ---------------
Income (Loss) Before Income Taxes                                             253.9             231.8             (38.2)
Income Taxes                                                                  102.6              99.9              12.7

Net Income (Loss)                                                   $         151.3   $         131.9   $         (50.9)
Per Share Data                                                      ---------------   ---------------   ---------------
  Basic:
    Net Income (Loss)                                               $          3.07   $          2.68   $         (1.28)
    Average Number of Common Shares (in thousands)                           49,296            49,178            45,084
  Diluted:
    Net Income (Loss)                                               $          3.01   $          2.62   $         (1.28)
    Average Number of Common Shares and Common
  Share Equivalents (in thousands)                                           50,301            50,426            45,084
  Dividends paid:
    Common                                                          $          1.10   $          1.00   $           .92
    $3.875 Cumulative Preferred                                                  --                --            1.9375
                                                                    ---------------   ---------------   ---------------

The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS 1999 COMPARED TO 1998

GROSS INCOME of $1,859 million increased $9 million from 1998. The comparison of 1999 to 1998 is influenced by the midyear sale of the VAR business.

LEASE, INTEREST AND FINANCING SERVICES INCOME of $1,133 million in 1999 increased $91 million over the prior year. Financial Services' lease income grew 23.3% in 1999 as a result of a higher average portfolio in 1999. The $14 million decrease in asset remarketing income is partially offset by a $12 million increase in gains from stock sales. Rail's rental revenue increased 4.5% from the prior year period due to a larger North American active fleet. Rail's 1999 revenues also include the gain from the sale of 1,700 grain cars.

DISTRIBUTION SERVICES INCOME of $578 million grew 2.2% from the prior year. Comparisons between periods are affected by terminal locations sold or closed that were part of the 1997 restructuring plan. Distribution services income from continuing operations and development efforts increased 9.5% over the prior year period reflecting new business and improved pricing primarily in the terminal and pipeline operations.

OTHER INCOME of $63 million significantly decreased from the prior year due to the sale of the VAR business in June 1999. VAR revenue in 1999 was $67 million versus $175 million in 1998.

SHARE OF AFFILIATES' EARNINGS grew by 24.1% over the prior year due to significant growth at Financial Services, particularly within air and rail joint ventures.

OWNERSHIP COSTS of $756 million increased $47 million over the prior year period. Depreciation and amortization expense of $308 million increased $41 million and reflects the high level of portfolio investments in operating lease assets. The increase in operating lease expense reflects Rail's sale-leaseback financing of the railcar additions.

OPERATING EXPENSES were 10.3% lower than 1998. This decrease is largely due to the sale of the VAR business and cost savings from closed terminal locations, partially offset by higher costs to support new business at ISG.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES of $246 million increased 4.9% over the prior year due to higher human resource and other administrative expenses associated with increased portfolio investment activity and costs incurred to support business development and information systems initiatives.

THE PROVISION FOR POSSIBLE LOSSES of $11 million decreased $3 million from last year. The 1998 provision included a $3 million write-off of an ISG customer that ceased operations.

INCOME TAXES of $103 million represent an effective tax rate of 40.4%, which is lower than last year's rate of 43.1%. The prior year's provision included certain expenses, including a goodwill write-down related to VAR, that were not deductible for tax purposes.

NET INCOME of $151 million, an increase of 14.7% from last year, was driven by increased earnings at Rail and ISG.

CONSOLIDATED BALANCE SHEETS
IN MILLIONS/DECEMBER 31                                             1999            1998
                                                                 ----------      ----------

Assets
Cash and Cash Equivalents                                        $    102.5      $     94.5
Receivables
  Trade accounts                                                      153.6           156.2
  Finance leases                                                      645.7           676.0
  Secured loans                                                       358.0           241.6
  Less-Allowance for possible losses                                 (115.7)         (135.9)
                                                                 ----------      ----------
                                                                    1,041.6           937.9
Operating Lease Assets and Facilities
  Railcars and service facilities                                   2,552.6         2,567.1
  Tank storage terminals and pipelines                              1,460.7         1,168.2
  Operating lease investments and other                             1,311.6           974.4
                                                                 ----------      ----------
                                                                    5,324.9         4,709.7
  Less-Allowance for depreciation                                  (2,042.9)       (1,919.6)
                                                                 ----------      ----------
                                                                    3,282.0         2,790.1
Investments in Affiliated Companies                                   957.3           782.8
Other Assets                                                          483.4           401.5
                                                                 ----------      ----------
                                                                 $  5,866.8      $  5,006.8
Liabilities, Deferred Items and Shareholders' Equity
Accounts Payable                                                 $    372.3      $    353.0
Accrued Expenses                                                       65.8            54.1
Debt
  Short-term                                                          377.4           299.9
  Long-term:
  Recourse                                                          2,785.7         2,171.3
  Nonrecourse                                                         463.8           451.9
  Capital lease obligations                                           183.1           198.5
                                                                 ----------      ----------
                                                                    3,810.0         3,121.6
Deferred Income Taxes                                                 457.2           392.6
Other Deferred Items                                                  325.5           352.6
                                                                 ----------      ----------
   Total Liabilities and Deferred Items                             5,030.8         4,273.9
Shareholders' Equity
  Preferred stock                                                        --              --
  Common stock                                                         34.5            34.3
  Additional capital                                                  338.7           331.6
  Reinvested earnings                                                 543.0           446.0
  Accumulated other comprehensive income (loss)                         1.2           (32.2)
                                                                 ----------      ----------
                                                                      917.4           779.7
  Less-Cost of common shares in treasury                              (81.4)          (46.8)
   Total Shareholders' Equity                                         836.0           732.9
                                                                 $  5,866.8      $  5,006.8
                                                                 ----------      ----------

The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF BALANCE SHEETS 1999 COMPARED TO 1998

TOTAL ASSETS were $5.9 billion and increased $860 million from the prior period. Growth from a record level of portfolio investments and capital additions was partially offset by depreciation and amortization, the sale-leaseback of railcars at Rail, and portfolio asset sales at Financial Services.

In addition to the $5.9 billion of assets on the balance sheet, GATX utilizes approximately $1.5 billion of assets, such as railcars, aircraft and warehouses, that are financed with operating leases and therefore are not included on the balance sheet.

TOTAL RECEIVABLES, including finance leases and secured loans, increased $104 million mostly due to secured loan activity at Financial Services and a decrease in the allowance for possible losses. Significant new investment opportunities, specifically telecommunications and venture investments, resulted in a $116 million increase in secured loans. The allowance for possible losses decreased from the prior period, as write-offs at Financial Services were $34 million.

OPERATING ASSETS AND FACILITIES of $3.3 billion increased by $492 million from 1998 largely due to the $1.7 billion of portfolio investments and capital additions made in 1999. Offsetting these additions were depreciation, the sale-leaseback of railcars at Rail and asset remarketing activities.

INVESTMENTS IN AFFILIATED COMPANIES grew 22.3% in 1999 with significant investments in air and rail joint ventures. Approximately $186 million was invested in GATX's joint ventures in 1999 and a record $86 million of equity income was recognized. Cash distributions from affiliates, which include dividends and the return of investment, decreased substantially from the prior year's record distributions.

OTHER ASSETS of $483 million increased $82 million since the end of last year, with the majority of the increase due to progress payments for aircrafts and investments in stock warrants.

TOTAL DEBT of $3.8 billion increased $688 million from the end of 1998 to fund the record portfolio investment volume, a significant level of fleet additions and business development initiatives.

TOTAL SHAREHOLDERS' EQUITY increased $103 million, reflecting net income of $151 million partially offset by $54 million in common stock dividends and the repurchase of $35 million of common stock. Unrealized gains on stock warrants held and changes to the cumulative foreign currency translation adjustment added $33 million to equity.

CONSOLIDATED STATEMENTS OF CASH FLOWS
IN MILLIONS/YEAR ENDED DECEMBER 31                                1999          1998          1997
                                                               ----------    ----------    ----------
Operating Activities
Net income (loss)                                              $    151.3    $    131.9    $    (50.9)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Realized gains on remarketing of leased equipment               (75.5)        (72.9)        (74.1)
    Depreciation and amortization                                   308.2         267.5         252.3
    Provision for possible losses                                    11.3          14.7          11.1
    Deferred income taxes                                            62.5          64.4          36.2
    Provision for restructuring, net of tax                            --            --         162.8
Net change in trade receivables, inventories,
  accounts payable and accrued expenses                              21.0         (13.4)         34.9
Other                                                              (124.0)         (1.1)        (53.0)
                                                               ----------    ----------    ----------
  Net cash provided by operating activities                         354.8         391.1         319.3

Investing Activities
Additions to operating lease assets and facilities                 (420.0)       (468.5)       (362.0)
Additions to equipment on lease, net of
  nonrecourse financing                                            (697.0)       (501.6)       (536.4)
Secured loans extended                                             (268.8)       (161.6)        (35.1)
Investments in affiliated companies                                (186.4)       (147.2)       (306.1)
Other investments and progress payments                            (113.8)        (35.8)        (36.0)
                                                               ----------    ----------    ----------
Capital additions and portfolio investments                      (1,686.0)     (1,314.7)     (1,275.6)
Portfolio proceeds:
  From remarketing of leased equipment                              221.0         242.0         218.5
  From return of investment                                         282.0         563.1         212.3
                                                               ----------    ----------    ----------
Total portfolio proceeds                                            503.0         805.1         430.8
Proceeds from other asset sales                                     254.0         261.6         226.9
                                                                ----------    ----------    ----------
  Net cash used in investing activities                            (929.0)       (248.0)       (617.9)

Financing Activities
Proceeds from issuance of long-term debt                            981.5         360.1         569.9
Repayment of long-term debt                                        (395.7)       (361.6)       (395.2)
Net increase (decrease) in short-term debt                           95.6         (69.2)        207.8
Repayment of capital lease obligations                              (17.6)        (15.4)        (15.3)
(Repurchase) issuance of common stock and other                     (27.3)          9.0          12.4
Cash dividends                                                      (54.3)        (49.3)        (49.4)
                                                               ----------    ----------    ----------
  Net cash provided by (used in) financing activities               582.2        (126.4)        330.2
                                                               ----------    ----------    ----------
Net Increase in Cash and Cash Equivalents                      $      8.0    $     16.7    $     31.6
                                                               ----------    ----------    ----------

The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CASH FLOWS 1999 COMPARED TO 1998

GATX generates significant cash from its operating activities and proceeds from its investment portfolio, which are used to service debt, pay dividends, and fund capital additions and portfolio investments. Most of the capital requirements are considered discretionary and represent additions to the railcar fleet, capital equipment investment portfolio, joint ventures, and terminal and pipeline facilities. As a result, the level of capital spending and investments can be adjusted as conditions in the economy or GATX's businesses warrant.

CASH PROVIDED BY OPERATING ACTIVITIES generated $355 million of cash flow in 1999, a $36 million decrease from 1998. Net income adjusted for noncash items generated $458 million of cash, an increase of $52 million over 1998, primarily due to increased net income and depreciation and amortization. Changes in working capital and other generated $89 million less cash in 1999 largely due to an increase in share of affiliates' earnings offset by lower affiliate dividends and settlement of litigation subject to final court approval.

CAPITAL ADDITIONS AND PORTFOLIO INVESTMENTS totaled a record $1.7 billion, an increase of $371 million from 1998. Rail's capital additions in 1999 were $387 million, including $344 million to acquire 5,400 railcars throughout North America. Rail also acquired additional interests in both of its European rail joint ventures. GATX Integrated Solutions Group's capital additions were comparable to the prior period; an investment in a joint venture distillate blending and distribution business and the purchase of Leaman Logistics, Inc., a chemical logistics and transportation company, were offset by the timing of terminal improvement projects.

Financial Services' portfolio investments of $1.2 billion were $360 million higher than 1998, representing strong market opportunities in the technology leasing, aircraft, telecommunication and venture sectors. Financial Services' technology leasing operation funded $494 million, a 61.4% increase over 1998's volume. Financial Services invested $139 million and $147 million in joint ventures in 1999 and 1998, respectively. Financial Services also extended $269 million of loans to various entities in 1999, which are collateralized by various types of assets.

PORTFOLIO PROCEEDS of $503 million decreased $302 million from 1998. Portfolio proceeds in 1998 were exceptionally high and 1999 is more reflective of historical levels. Proceeds from the remarketing of leased equipment, primarily rail and aircraft assets, included both the return of principal and gains on the transactions. Proceeds from the return of investment were $282 million and $563 million for 1999 and 1998, respectively. Also included in the portfolio proceeds amount are loan principal receipts and return of capital distributions from joint venture investments.

PROCEEDS FROM OTHER ASSET SALES of $254 million in 1999 included the receipt of $143 million from the sale-leaseback of railcars at GATX Rail. Additional asset sale activity included Rail's sale of 1,700 grain cars and ISG's sale of its United Kingdom and Port Everglades terminals. In 1998, GATX Rail and Financial Services sold and leased back $231 million of railcars and ISG sold its Vancouver terminal. The sale of certain selected terminal locations is consistent with the 1997 strategic realignment plan.

CASH PROVIDED BY FINANCING ACTIVITIES increased $709 million compared to 1998 as a result of the high level of current year capital additions and portfolio investments, lower portfolio proceeds and lower sale-leaseback activity in 1999. During 1999, $982 million of long-term debt was issued and $396 million of long-term obligations were repaid. Short-term debt increased $96 million. GATX also repurchased 1.1 million common shares for $35 million.

Common dividends per share were $1.10 in 1999 compared to $1.00 in 1998. In January 2000, the Board of Directors approved a 9% increase in the quarterly dividend to $.30 per common share, or $1.20 on an annualized basis. This is the fifteenth consecutive year GATX has increased its dividend.

LIQUIDITY AND CAPITAL RESOURCES: GATX Rail Corporation (GRC) and GATX Capital have revolving credit facilities. GRC and GATX Capital also have commercial paper programs and uncommitted money market lines which are used to fund operating needs. The GRC revolving credit facility expires in 2003 while GATX Capital's revolving credit facility expires in 2001. Under the covenants of the commercial paper programs and rating agency guidelines, GRC and GATX Capital individually must keep unused revolver credit capacity at least equal to the amount of commercial paper outstanding. At December 31, 1999, GATX and its subsidiaries had available unused committed lines of credit amounting to $433.5 million.

GRC has a $650 million shelf registration for pass through trust certificates and debt securities of which $220 million of notes and $106 million of pass through certificates had been issued at year end. GATX Capital has a shelf registration for $500 million of which $485 million has been issued. GATX Capital filed a $1.0 billion shelf registration, which was declared effective by the Securities and Exchange Commission in January 2000. At year end, GATX had $2 billion of commitments to provide financing to customers or to acquire assets, $742 million of which is scheduled to fund in 2000.

At December 31, 1999, approximately $333 million of subsidiary net assets were restricted, limiting the ability of the subsidiaries to transfer assets to GATX parent in the form of loans, advances or dividends. The majority of net asset restrictions relate to the revolving credit agreement of GRC and the various loan agreements of GATX Capital. Such restrictions are not expected to have an adverse impact on the ability of GATX to meet its cash obligations.

RISK MANAGEMENT AND MARKET SENSITIVE INSTRUMENTS: GATX, like most other companies, is exposed to certain market risks, including changes in interest rates and currency exchange rates. To manage these risks, GATX, pursuant to preestablished and preauthorized policies, enters into certain derivative transactions, predominantly interest rate swaps. These interest rate swaps and other derivative instruments are entered into for hedging purposes only; GATX does not hold or issue derivative financial instruments for speculative purposes.

GATX's interest expense is affected by changes in interest rates as a result of its use of variable rate debt instruments, including commercial paper and other floating rate debt. Based on GATX's variable rate debt at December 31, 1999, if market rates were to increase by 10% of GATX's weighted average floating rate, after-tax interest expense would increase by approximately $4 million in 2000.

Changes in certain currency exchange rates would affect GATX's reported earnings. Based on 1999 reported earnings, a uniform and hypothetical 10% strengthening in the U.S. dollar versus those foreign currencies would decrease after-tax income in 2000 by approximately $4 million.

The interpretation and analysis of the results from the hypothetical changes to interest rates and currency exchange rates should not be considered in isolation; such changes would typically have corresponding offsetting changes. Offsetting effects are present, for example, to the extent that floating rate debt is associated with floating rate assets.

ENVIRONMENTAL MATTERS: Certain operations of GATX's subsidiaries (collectively
GATX) present potential environmental risks principally through the transportation or storage of various commodities. Recognizing that some risk to the environment is intrinsic to its operations, GATX is committed to protecting the environment as well as complying with applicable environmental protection laws and regulations. GATX, as well as its competitors, is subject to extensive regulation under federal, state and local environmental laws which have the effect of increasing the costs and liabilities associated with the conduct of its operations. In addition, GATX's foreign operations are subject to environmental laws in effect in each respective jurisdiction.

GATX's policy is to monitor and actively address environmental concerns in a responsible manner. GATX has received notices from the U.S. Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) for study and clean-up costs at 13 sites under the requirements of the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (Superfund). Under these Acts and comparable state laws, GATX may be required to share in the cost to clean up various contaminated sites identified by the EPA and other agencies. GATX has also received notice that it is a PRP at one site to undertake a Natural Resource Damage Assessment. In all instances, GATX is one of a number of financially responsible PRPs and has been identified as contributing only a small percentage of the contamination at each of the sites. Due to various factors such as the required level of remediation or restoration and participation in clean up or restoration efforts by others, GATX's total clean up costs at these sites cannot be predicted with certainty; however, GATX's best estimates for remediation and restoration of these sites have been determined and are included in its environmental reserves.

Future costs of environmental compliance are indeterminable due to unknowns such as the magnitude of possible contamination, the timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties including insurers. Also, GATX may incur additional costs relating to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but in the future may require investigation and/or remedial work to ensure adequate protection to the environment under current or future standards. If future laws and regulations contain more stringent requirements than presently anticipated, expenditures may be higher than the estimates, forecasts and assessments of potential environmental costs provided below. However, these costs are expected to be at least equal to the current level of expenditures. In addition, GATX has provided indemnities for environmental issues to the buyers of three divested companies and a number of divested terminals facilities for which GATX believes it has adequate reserves.

GATX's environmental reserve at the end of 1999 was $87 million and reflects GATX's best estimate of the cost to remediate known environmental conditions. Additions to the reserve were $12 million in each of 1999 and 1998. Expenditures charged to the reserve amounted to $8 million and $9 million in 1999 and 1998, respectively.

In 1999, GATX made capital expenditures of $8 million for environmental and regulatory compliance compared to $5 million in 1998. These projects included marine vapor recovery systems, discharge prevention compliance, waste water systems, impervious dikes, tank modifications for emissions control, and tank car cleaning systems. Environmental projects authorized or planned would require capital expenditures of approximately $11 million in 2000. GATX anticipates it will make annual expenditures at approximately the same level over each of the next three years.

YEAR 2000 READINESS DISCLOSURE: GATX's program to resolve the Year 2000 issue on a timely basis was successful. All affected systems were remediated or replaced as planned. There were no significant interruptions to customer service, and there was no significant disruption to internal systems as a result of the year 2000 changeover. The total Year 2000 cost was approximately $9 million, with approximately $4 million expensed in 1999. GATX will continue to monitor its significant computer systems throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

FORWARD-LOOKING STATEMENTS: Certain statements in Management's Discussion and Analysis constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although GATX believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, unanticipated changes in the markets served by GATX such as aircraft, petroleum, chemical, rail, technology and steel industries.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------


IN MILLIONS, EXCEPT NUMBER OF SHARES                        DOLLARS                                      SHARES
                                                            -------                                      ------
DECEMBER 31                                    1999           1998           1997           1999           1998           1997
                                           -----------    -----------    -----------     ----------     ----------     ----------
Preferred Stock

Balance at beginning of period             $        --    $        --    $       3.4         26,065         26,365      3,418,705

Conversion of preferred stock
  into common stock                                 --             --           (3.4)          (754)          (300)    (3,392,340)
                                           -----------    -----------    -----------     ----------     ----------     ----------

Balance at end of period                            --             --             --         25,311         26,065         26,365

Common Stock

Balance at beginning of period                    34.3           34.1           28.8     54,822,163     54,480,556     46,129,548

Issuance of common stock                            .2             .2             .4        372,413        340,107        548,754

Conversion of preferred stock
  into common stock                                 --             --            4.9          3,770          1,500      7,802,254
                                           -----------    -----------    -----------     ----------     ----------     ----------
Balance at end of period                          34.5           34.3           34.1     55,198,346     54,822,163     54,480,556



Treasury Stock

Balance at beginning of period                   (46.8)         (46.8)         (47.0)    (5,538,230)    (5,539,440)    (5,580,078)

Purchase of common stock                         (34.6)            --             --     (1,065,010)            --             --

Issuance of common stock                            --             --             .2          4,193          1,210         40,638
                                           -----------    -----------    -----------     ----------     ----------     ----------

Balance at end of period                         (81.4)         (46.8)         (46.8)    (6,599,047)    (5,538,230)    (5,539,440)


Additional Capital

Balance at beginning of period                   331.6          322.6          314.6

Issuance of common stock                           7.1            9.0           13.0

Conversion of preferred stock
  into common stock                                --             --           (5.0)
                                           -----------    -----------    -----------

Balance at end of period                         338.7          331.6          322.6


Reinvested Earnings

Balance at beginning of period                   446.0          363.4          463.7

Net income (loss)                                151.3          131.9          (50.9)

Dividends declared                               (54.3)         (49.3)         (49.4)
                                           -----------    -----------    -----------

Balance at end of period                         543.0          446.0          363.4


Accumulated Other
Comprehensive Income (Loss)

Balance at beginning of period                   (32.2)         (17.9)          11.4

Foreign currency translation gain (loss)           5.1          (16.3)         (28.3)

Unrealized gain (loss) on securities, net         28.3            2.0           (1.0)

Balance at end of period                           1.2          (32.2)         (17.9)
                                           -----------    -----------    -----------

Total Shareholders' Equity                 $     836.0    $     732.9    $     655.4
                                           -----------    -----------    -----------



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)


IN MILLIONS/YEAR ENDED DECEMBER 31            1999           1998           1997
                                           ----------     ----------     ----------
Net income (loss)                          $    151.3     $    131.9     $    (50.9)

Other comprehensive income
  (loss), net of tax:

  Foreign currency translation gain (loss)        5.1          (16.3)         (28.3)

  Unrealized gain (loss) on securities, net      28.3            2.0           (1.0)
                                           ----------     ----------     ----------

Other comprehensive income (loss)                33.4          (14.3)         (29.3)
                                           ----------     ----------     ----------

Comprehensive Income (Loss)                $    184.7     $    117.6     $    (80.2)
                                           ----------     ----------     ----------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial data of business segments for 1999, 1998, and 1997 on pages 26 and 27 are an integral part of the consolidated financial statements of GATX Corporation and subsidiaries.


NOTE A--SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies of GATX and its consolidated subsidiaries are discussed below.

CONSOLIDATION--The consolidated financial statements include the accounts of GATX and its majority-owned subsidiaries. Investments in 20 to 50 percent-owned companies and joint ventures are accounted for under the equity method and are shown as investments in affiliated companies, with pretax operating results shown as share of affiliates' earnings.

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

OPERATING LEASE ASSETS AND FACILITIES--Operating lease assets and facilities are stated principally at cost. Assets acquired under capital leases are included in operating lease assets and the related obligations are recorded as liabilities. Provisions for depreciation include the amortization of the cost of capital leases and are computed by the straight-line method which results in equal annual depreciation charges over the estimated useful lives of the assets. The estimated useful lives of depreciable assets are as follows:


-------------------------------------------------------------------------------
Railcars............................................................20-38 years
Locomotives.........................................................   28 years
Aircraft............................................................   25 years
Technology equipment/software.......................................  3-5 years
Marine vessels......................................................15-40 years
Buildings, leasehold improvements, storage tanks and pipelines...... 5-40 years
Machinery and related equipment..................................... 3-20 years
-------------------------------------------------------------------------------


GOODWILL--GATX has classified the cost in excess of the fair value of net assets acquired as goodwill. Goodwill, which is included in other assets, is being amortized on a straight-line basis over 10 to 40 years. GATX continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is recoverable from projected undiscounted net cash flows of the related business, and in that regard adjusted certain carrying amounts in 1997 (as is explained in Note O) and 1998. In 1998, $6.0 million of goodwill related to Financial Services' technology equipment sales business was written off, as that asset was determined to be impaired. Goodwill, net of accumulated amortization of $40.9 million and $37.5 million, was $124.7 million and $116.6 million as of December 31, 1999 and 1998, respectively. Amortization expense was $6.0 million in 1999, $13.8 million in 1998, and $6.7 million in 1997.

INCOME TAXES--United States income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates which GATX intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $220.4 million at December 31, 1999.

OTHER DEFERRED ITEMS--Other deferred items include the accrual for postretirement benefits other than pensions; environmental, general liability and workers' compensation reserves; and other deferred credits.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS--GATX uses off-balance sheet financial instruments such as interest rate and currency swaps, forwards and similar contracts to set interest and exchange rates on existing or anticipated transactions. Fair values of GATX's off-balance sheet financial instruments (futures, swaps, forwards, options, guarantees, and lending and purchase commitments) are based on current market prices, settlement values or fees currently charged to enter into similar agreements. The fair values of these hedge contracts are not recognized in the financial statements. Net amounts paid or received on such contracts are recognized over the term of the contract as an adjustment to interest expense or the basis of the hedged financial instrument.

ENVIRONMENTAL LIABILITIES--Expenditures that relate to current or future operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to environmental reserves. Reserves are recorded in accordance with accounting guidelines to cover work at identified sites when GATX's liability for environmental clean-up is probable and a minimum estimate of associated costs can be made; adjustments to initial estimates are recorded as necessary.

REVENUE RECOGNITION--The majority of GATX's gross income is derived from the rentals of railcars, commercial aircraft, technology equipment and marine vessels as well as terminaling, warehousing and logistics services. In addition, income is derived from finance leases, asset remarketing, stock sales, secured loans, technology equipment sales and other services.

FOREIGN CURRENCY TRANSLATION--The assets and liabilities of GATX operations located outside the United States are translated at exchange rates in effect at year end and income statements are translated at the average exchange rates for the year. Adjustments resulting from the translation of foreign currency financial statements are deferred and recorded as a separate component of accumulated other comprehensive income (loss). The cumulative foreign currency translation adjustment recorded in accumulated other comprehensive income (loss) was $(33.7) million and $(38.8) million at the end of 1999 and 1998, respectively.

INVESTMENTS IN EQUITY SECURITIES--Financial Services' venture investment portfolio includes stock and stock warrants held as available-for-sale securities. The unrealized gain on these securities recorded in accumulated other comprehensive income (loss) was $34.9 million and $6.6 million at the end of 1999 and 1998, respectively.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS--The Financial Accounting Standards Board issued Statement No. 133 -Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This new accounting standard will require that all derivatives be recorded on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. GATX utilizes fundamental derivatives to hedge changes in interest rates and foreign currencies. In July 1999, Statement No. 137 was issued which deferred the effective date of SFAS No. 133 for one year. SFAS No. 133 is now required to be adopted in years beginning after June 15, 2000. Management is currently assessing the impact that the adoption of SFAS No. 133 will have on the company's financial position, results of operations and cash flows. GATX expects to adopt SFAS No. 133 effective January 1, 2001.

RECLASSIFICATIONS--Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation.

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


DECEMBER 31                                    1999          1998
                                              -------      -------

Net minimum future lease receivables ....     $ 664.1      $ 690.0
Estimated residual values ...............       262.7        202.5
                                              -------      -------
                                                926.8        892.5
Less-Unearned income ....................      (281.1)      (216.5)
                                              -------      -------
Investment in finance leases ............     $ 645.7      $ 676.0


OPERATING LEASES--The majority of railcar and tank storage assets and certain other equipment leases are accounted for as operating leases.

MINIMUM FUTURE RECEIPTS--Minimum future lease receipts from finance leases and minimum future rental receipts from noncancelable operating leases by year at December 31, 1999 were (in millions):


                            FINANCE     OPERATING
                            LEASES       LEASES         TOTAL
                            -------     ---------     ---------
2000 ................       $ 175.9     $   825.2     $ 1,001.1


2001 ................         120.7         609.9         730.6
2002 ................          69.1         431.1         500.2
2003 ................          44.6         269.7         314.3
2004 ................          31.4         175.9         207.3
Years thereafter ....         222.4         495.5         717.9
                            -------     ---------     ---------
                            $ 664.1     $ 2,807.3     $ 3,471.4


The following information pertains to GATX as a lessee:

CAPITAL LEASES--Assets classified as operating lease assets and finance leases which have been financed under capital leases were (in millions):

DECEMBER 31                                1999         1998
                                         -------      -------

Railcars ...........................     $ 150.0      $ 151.1
Great Lakes vessels ................       159.5        159.5
Other ..............................         3.0          1.8
                                         -------      -------
                                           312.5        312.4
Less-Allowance for depreciation ....      (194.0)      (183.8)
                                         -------      -------
                                           118.5        128.6

Finance leases .....................         6.9          8.6
                                         -------      -------
                                         $ 125.4      $ 137.2


OPERATING LEASES--GATX has financed railcars, aircraft, warehouses, and other assets through sale-leasebacks which are accounted for as operating leases. In addition, GATX leases certain other assets and office facilities. Total rental expense for the years ended December 31, 1999, 1998, and 1997 was $215.5 million, $206.8 million, and $193.6 million, respectively. Sublease income was $1.7 million, $3.8 million, and $5.1 million, in 1999, 1998, and 1997, respectively.

FUTURE MINIMUM RENTAL PAYMENTS--Future minimum rental payments due under noncancelable leases at December 31, 1999 were (in millions):

                                                                                            NONRECOURSE
                                                                 CAPITAL       OPERATING     OPERATING
                                                                 LEASES         LEASES        LEASES
                                                                ---------      ---------     ---------

2000 ......................................................     $    32.4      $   157.4     $    38.2
2001 ......................................................          31.5          142.1          39.9
2002 ......................................................          30.8          140.5          37.4
2003 ......................................................          28.6          122.1          40.0
2004 ......................................................          23.4          111.7          39.9
Years thereafter ..........................................         133.5        1,204.4         601.1
                                                                ---------      ---------     ---------
                                                                $   280.2      $ 1,878.2     $   796.5
Less--Amounts representing interest .......................         (97.1)
                                                                ---------      ---------     ---------
Present value of future minimum capital lease payments ....     $   183.1


The above capital lease amounts and certain operating leases do not include the costs of licenses, taxes, insurance and maintenance which GATX is required to pay. Future minimum operating lease payments have not been reduced by aggregate future noncancelable sublease rentals of $1.1 million. Interest expense on the above capital leases was $15.2 million in 1999, $16.5 million in 1998, and $17.6 million in 1997.

The amounts shown as nonrecourse operating leases reflect rental payments of three bankruptcy remote special purpose corporations which are wholly owned by GATX. These rentals are consolidated for accounting purposes but do not represent legal obligations of GATX.

NOTE C--SECURED LOANS

Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment and company blanket liens. As of December 31, 1999, secured loan principal due by year was as follows (in millions):

                           LOAN
                         PRINCIPAL
                         ---------

2000 ................     $  78.0
2001 ................        58.0
2002 ................        44.3
2003 ................        55.0
2004 ................        25.6
Years thereafter ....        97.1
                          -------
                          $ 358.0


NOTE D--INVESTMENTS IN AFFILIATED COMPANIES

GATX has investments in 25 to 50 percent-owned companies and joint ventures which are accounted for using the equity method. These domestic and foreign investments are in businesses similar to those of GATX's principal subsidiaries. Distributions received from such affiliates were $75.3 million, $167.5 million, and $71.6 million in 1999, 1998 and 1997, respectively. These distributions reflect both operating results and return of principal.

For all affiliated companies held at the end of a year, operating results, as if GATX held 100 percent interest, were (in millions):


YEAR ENDED DECEMBER 31  1999         1998        1997
                       -------     -------     -------

Gross income .....     $ 849.2     $ 611.9     $ 505.7
Pretax income ....       193.5       157.7       117.9

For all affiliated companies held at the end of a year, summarized balance sheet data, as if GATX held 100 percent interest, were (in millions):

DECEMBER 31                                           1999           1998
                                                    ---------     ---------

Total assets....................................    $ 5,257.0     $ 4,200.7
Long-term liabilities ..........................      1,971.6       2,056.6
Other liabilities ..............................        893.0         339.7
                                                    ---------     ---------
Shareholders' equity............................    $ 2,392.4     $ 1,804.4

NOTE E--FOREIGN OPERATIONS

GATX has a number of investments in subsidiaries and affiliated companies which are located in or derive revenues from foreign countries. Foreign entities contribute significantly to share of affiliates' earnings. The foreign identifiable assets represent investments in affiliated companies as well as fully consolidated assets for a Canadian railcar subsidiary, a Mexican railcar operation, and foreign lease, loan and other investments.


IN MILLIONS

YEAR ENDED DECEMBER 31
REVENUES                                                               1999          1998          1997
                                                                    ---------     ---------     ---------

Foreign .......................................................     $   197.8     $   219.7     $   188.8
United States .................................................       1,575.2       1,561.2       1,529.2
                                                                    ---------     ---------     ---------
                                                                    $ 1,773.0     $ 1,780.9     $ 1,718.0

SHARE OF AFFILIATES' EARNINGS

Foreign .......................................................     $    49.0     $    37.9     $    33.9
United States .................................................          36.9          31.3          15.2
                                                                    ---------     ---------     ---------
                                                                    $    85.9     $    69.2     $    49.1

DECEMBER 31
IDENTIFIABLE ASSETS                                                    1999          1998          1997
                                                                    ---------     ---------     ---------

Foreign .......................................................     $ 1,165.7     $   898.2     $   882.6
United States .................................................       4,701.1       4,108.6       4,107.6
                                                                    ---------     ---------     ---------
                                                                    $ 5,866.8     $ 5,006.8     $ 4,990.2

Foreign cash flows generated are used to meet local operating needs and for reinvestment. The translation of the foreign balance sheets into U.S. dollars results in an unrealized foreign currency translation adjustment, a component of accumulated other comprehensive income (loss).

NOTE F--SHORT-TERM DEBT AND LINES OF CREDIT

Short-term debt (in millions) and its weighted average interest rate as of year end were:

DECEMBER 31                                    1999                    1998
                                      -------------------      -------------------
                                       AMOUNT        RATE      AMOUNT         RATE
                                      -------        ----      -------        ----

Commercial paper ................     $ 261.5        6.65%     $ 163.3        6.07%
Other short-term borrowings .....       115.9        6.53%       136.6        6.14%
                                      -------                  -------
                                      $ 377.4                  $ 299.9

Under a revolving credit agreement with a group of banks, GRC may borrow up to $350.0 million. While at year end no borrowings were outstanding, availability under the line was reduced by $132.6 million of commercial paper outstanding. GRC also had borrowings of $115.0 million under unsecured money market lines at December 31, 1999.

GATX Capital and one of its wholly owned subsidiaries have commitments under credit agreements with a group of banks for revolving credit loans totaling $345.0 million of which $216.1 million was available at December 31, 1999; availability under the line was reduced by $128.9 million of commercial paper outstanding.

Both GRC's and GATX Capital's primary revolving credit agreements contain various restrictive covenants, including requirements to maintain a defined minimum net worth and certain financial ratios. Both GRC and GATX Capital met all credit agreement requirements at December 31, 1999.

Interest expense on short-term debt was $25.1 million in 1999, $23.5 million in 1998, and $24.0 million in 1997.


NOTE G--LONG-TERM DEBT

Long-term debt (in millions) and the range of interest rates as of year end were:

                                                   INTEREST       FINAL       DECEMBER 31    DECEMBER 31
                                                     RATES       MATURITY         1999          1998
                                                 -----------     ---------     ---------     ---------

Variable rate:

  Term notes ................................     5.25%-6.92%    2001-2004     $   388.0     $   195.7
  Nonrecourse obligations ...................     6.19%-8.25%    2000-2004          28.7          34.3
                                                 -----------     ---------     ---------     ---------
                                                                                   416.7         230.0

Fixed rate:
  Term notes.................................    5.81%-10.45%    2000-2012       2,309.8       1,887.7
  Nonrecourse obligations....................    6.28%-10.00%    2003-2013         435.1         417.6
  Industrial revenue bonds...................     6.63%-7.30%    2019-2024          87.9          87.9
                                                                               ---------     ---------
                                                                                 2,832.8       2,393.2
                                                 -----------     ---------     ---------     ---------
                                                                               $ 3,249.5     $ 2,623.2

Maturities of GATX's long-term debt as of December 31, 1999 for the next five years were (in millions):

                 MATURITIES
2000 .........     $607.6
2001 .........      426.5
2002 .........      351.6
2003 .........      378.0
2004 .........      291.5
                   ------

At December 31, 1999, certain technology assets, aircraft, railcars, cogeneration facilities and warehouse equipment with a net carrying value of $488.8 million were pledged as collateral for $417.1 million of notes and bonds.

Interest cost incurred on long-term debt, net of capitalized interest, was $191.9 million in 1999, $194.9 million in 1998, and $180.8 million in 1997.
Interest cost capitalized as part of the cost of construction of major assets was $4.6 million in 1999, $3.3 million in 1998, and $2.5 million in 1997.

NOTE H--OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, GATX utilizes off-balance sheet financial instruments to manage financial market risk, including interest rate and foreign exchange risk.

At December 31, 1999, GATX had the following off-balance sheet financial instruments (in millions):

                                               NOTIONAL          PAY RATE/        RECEIVE
INTEREST RATE SWAPS                             AMOUNT            INDEX          RATE/INDEX       MATURITY
                                              ----------     ---------------     ----------       ---------

GATX pays fixed, receives floating ......     $    595.2           4.80-6.83%       LIBOR         2000-2005
GATX pays floating, receives fixed ......          692.0     LIBOR-LIBOR+.75%     5.41-7.65%      2000-2008
                                              ----------     ---------------      ---------       ---------

CURRENCY SWAPS                RECEIVE     DELIVER      MATURITY
                              -------     -------      --------

Canadian dollar swap .....     $115.0    C$156.2       2011
Deutschemark swap ........     $ 40.5     72.5DM       2002
                               ------    -------       ----

CURRENCY FORWARDS              RECEIVE  DELIVER  MATURITY
                               -------  -------  --------

Canadian dollar forward ....    C$4.9   $   3.3     2000
Deutschemark forward .......     $6.3    11.8DM     2002
                                 ----   -------     ----

GATX had the following interest rate hedge activity (in millions):

INTEREST RATE SWAPS                  PAY FIXED  PAY FLOATING
                                     ---------  ------------

Balance at January 1, 1998 ......     $ 752.6      $ 690.0
Additions .......................       370.2         30.0
Maturities ......................      (350.0)       (18.0)
                                      -------      -------

Balance at December 31, 1998 ....       772.8        702.0
Additions .......................        85.3           --
Maturities ......................      (262.9)       (10.0)
                                      -------      -------
Balance at December 31, 1999 ....     $ 595.2      $ 692.0

GATX uses interest rate swaps and forwards to manage its assets and liabilities, to convert floating rate debt to fixed rate debt (or fixed to floating) and to manage interest rate risk associated with the anticipated issuance of debt. At GRC, interest rate swaps are utilized to better match the cash flow characteristics of its debt portfolio and its railcar leases. Railcar assets are financed with long-term fixed rate debt or through sale-leasebacks. However, the railcar assets are placed on lease with average new lease terms of five years; the average renewal term is three years. Rents are fixed over these lease terms. Interest rate swaps effectively convert GRC's long-term fixed rate debt to debt with maturities of three months to five years. Through the swap program, changes in GRC's interest expense are expected to better reflect changes in railcar lease rates. Also, GATX Capital uses interest rate swaps in addition to commercial paper and floating rate medium-term notes to match fund its floating rate lease and loan portfolio with floating rate borrowings.

The net amount payable or receivable from the interest rate swap agreements is accrued as an adjustment to interest expense. The fair value of its interest rate swap agreements is an estimate of the amount the company would receive or pay to terminate those agreements. At December 31, 1999, GATX would have received $4.9 million if the swaps were terminated; GATX would have received $36.6 million if the swaps were terminated at December 31, 1998.

GATX has entered into currency swaps and forwards to hedge $115.0 million in debt obligations at its Canadian subsidiaries and $46.8 million in debt obligations associated with a German joint venture. The fair market value of its currency swap and forward agreements is an estimate of the amount the company would receive or pay to terminate those agreements. If the swaps and forwards were terminated, GATX would have received $5.7 million at December 31, 1999 or $20.9 million at December 31, 1998.

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

The fair value of fixed rate long-term debt was estimated by performing a discounted cash flow calculation using the term and market interest rate for each note based on GATX's current incremental borrowing rates for similar borrowing arrangements. Portions of fixed rate long-term debt have effectively been converted to floating rate debt by utilizing interest rate swaps (GATX pays floating, receives fixed), as described in Note H. In such instances, the increase (decrease) in the fair value of the fixed rate long-term debt would be offset in part by the increase (decrease) in the fair value of the interest rate swap.

The following table sets forth the carrying amounts and fair values of the company's fixed rate instruments (in millions):

DECEMBER 31                            1999                     1998
                              ---------------------     ---------------------
                              CARRYING      FAIR        CARRYING      FAIR
                               AMOUNT       VALUE        AMOUNT       VALUE
                              --------     --------     --------     --------

Secured loans-fixed .....     $  292.2     $  290.1     $  222.8     $  219.5
Long-term debt-fixed ....      2,832.8      2,769.4      2,393.2      2,470.4

NOTE J--PENSION AND OTHER POSTRETIREMENT BENEFITS

GATX and certain of its subsidiaries maintain noncontributory defined benefit pension plans covering their respective employees. Benefits payable under the pension plans are based on years of service and/or final average salary. The funding policy for the pension plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations.

In addition to the pension plans, GATX's other postretirement plans provide health care, life insurance and other benefits for certain retired employees who meet established criteria. Most domestic employees are eligible for health care and life insurance benefits if they retire from GATX with immediate pension benefits under the GATX plan. The plans are either contributory or noncontributory, depending on various factors.

The following tables set forth pension and other postretirement obligations and plan assets (in millions) as of December 31:

                                                         PENSION BENEFITS       RETIREE HEALTH AND LIFE
                                                       --------------------     -----------------------
                                                        1999          1998        1999          1998
                                                       -------      -------     --------     ----------
Change in benefit obligation:
Benefit obligation at beginning of period ........     $ 304.6      $ 276.1      $  68.4      $  68.8
Service cost .....................................         7.4          5.9           .7           .5
Interest cost ....................................        20.6         20.4          4.6          4.8
Plan amendments ..................................          --          (.6)          --           --
Actuarial loss (gain) ............................         1.6         24.8          1.6          (.5)
Benefits paid ....................................       (22.0)       (22.0)        (6.6)        (6.5)
Curtailments .....................................          --           --           --          1.3
                                                        -------      -------      -------      -------
Benefit obligation at end of period ..............     $ 312.2      $ 304.6      $  68.7      $  68.4


                                                          PENSION BENEFITS       RETIREE HEALTH AND LIFE
                                                        --------------------     -----------------------
                                                          1999         1998         1999          1998
                                                        -------      -------     ---------     ---------

Change in fair value of plan assets:
Plan assets at beginning of period ...............     $ 325.8      $ 299.1      $    --      $    --
Actual return on plan assets .....................        49.2         44.4           --           --
Company contributions ............................          .5          4.3          6.6          6.5
Benefits paid ....................................       (22.0)       (22.0)        (6.6)        (6.5)
                                                       -------      -------      -------      -------
Plan assets at end of period .....................     $ 353.5      $ 325.8      $    --      $    --


                                                         PENSION BENEFITS        RETIREE HEALTH AND LIFE
                                                        -------------------      -----------------------
                                                         1999         1998           1999         1998
                                                        -------     -------         --------     -------
Funded status:
Funded status of the plan .........................     $ 41.3      $ 21.2           $(68.7)     $(68.4)
Unrecognized net gain .............................      (46.9)      (23.0)            (9.4)      (12.1)
Unrecognized prior service cost ...................        1.8         2.1               --          --
Unrecognized net transition (asset) obligation ....        (.2)        (.3)              .4          .5
                                                        ------      ------           ------      ------
Accrued cost ......................................     $ (4.0)     $   --           $(77.7)     $(80.0)


                                                        PENSION BENEFITS         RETIREE HEALTH AND LIFE
                                                       ------------------        -----------------------
                                                        1999        1998             1999        1998
                                                       ------      ------          ------      ------
Amount recognized:
Prepaid benefit cost .............................     $  3.6      $  6.7           $   --      $   --
Accrued benefit liability ........................       (9.3)       (8.4)           (78.1)      (80.5)
Intangible asset .................................        1.7         1.7               .4          .5
                                                       ------      ------           ------      ------
Total recognized .................................     $ (4.0)     $   --           $(77.7)     $(80.0)

The components of pension and other postretirement benefit costs are as follows (in millions):


                                                       PENSION BENEFITS                 RETIREE HEALTH AND LIFE
                                                ------------------------------      ------------------------------
                                                 1999        1998        1997        1999        1998        1997
                                                ------      ------      ------      ------      ------      ------

Service cost ..............................     $  7.4      $  5.9      $  5.8      $   .7      $   .5      $   .5
Interest cost .............................       20.6        20.4        20.0         4.6         4.8         5.1
Expected return on plan assets ............      (23.9)      (22.6)      (21.5)         --          --          --
Amortization of:
 Unrecognized prior service cost ..........         .4          .4          .4          --          --          --
 Unrecognized net loss (gain) .............         .2          .1          .1         (.4)        (.6)        (.5)
 Unrecognized net (asset) obligation ......        (.1)         --         (.1)         .1          --          --
Recognized gain due to
  settlement or curtailment ...............         --          --         (.7)         --          --          --
Recognized special termination
  benefits expense ........................         --          --         3.2          --          --         1.1
                                                ------      ------      ------      ------      ------      ------
Net costs .................................     $  4.6      $  4.2      $  7.2      $  5.0      $  4.7      $  6.2


GATX amortizes the prior service cost using a straight-line method over the average remaining service period of employees to receive benefits under the plan.

Assumptions as of December 31:

                                           PENSION BENEFITS   RETIREE HEALTH AND LIFE
                                           ----------------   -----------------------
                                           1999       1998       1999       1998
                                           ----      ------      ----       ----

Discount rate .......................      7.00%      7.00%      7.00%      7.00%
Expected return on plan assets ......      8.75%      8.75%       n/a        n/a
Rate of compensation increases ......      5.00%      5.00%      5.00%      5.00%
                                           ----       ----       ----       ----

The assumed health care cost trend rate was 5.0% for participants over the age of 65 and 6.0% for participants under the age of 65 for 1999 and thereafter. The health care cost trend rate has a significant effect on the other postretirement benefit cost and obligation. A 1% increase in the trend rate would increase the cost by $.3 million and the obligation by $3.7 million. A 1% decrease in the trend rate would decrease the cost by $.3 million and the obligation by $3.0 million.

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

YEAR ENDED DECEMBER 31                                  1999      1998      1997
                                                       -----      ----      ----

Contributions to multi-employer pension plans ....     $  .5      $ .6      $1.8

Contributions to 401(k) plans ....................       4.3       4.2       4.0
                                                       -----      ----      ----

NOTE K--INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of GATX's deferred tax liabilities and assets were (in millions):

DECEMBER 31                                                                                     1999         1998
                                                                                               -------     -------

Deferred tax liabilities:
  Book/tax basis differences due to depreciation .........................................     $ 345.6     $ 336.9
  Leveraged leases .......................................................................        58.2        39.1
  Investment in joint ventures ...........................................................       101.8        69.0
  Lease accounting (other than leveraged) ................................................        99.1        81.2
  Other ..................................................................................        68.9        67.7
                                                                                               -------     -------
    Total deferred tax liabilities .......................................................       673.6       593.9
Deferred tax assets:
  Alternative minimum tax credit .........................................................        64.3        52.8
  Accruals not currently deductible for tax purposes .....................................        44.8        46.9
  Allowance for possible losses ..........................................................        45.1        52.6
  Postretirement benefits other than pensions ............................................        27.3        27.7
  Other ..................................................................................        34.9        21.3
                                                                                               -------     -------
    Total deferred tax assets ............................................................       216.4       201.3
                                                                                               -------     -------
    Net deferred tax liabilities .........................................................     $ 457.2     $ 392.6
                                                                                               -------     -------

At December 31, 1999, GATX had an alternative minimum tax credit of $64.3 million that can be carried forward indefinitely to reduce future regular tax liabilities.

GATX and its United States subsidiaries file a consolidated federal income tax return. Amounts shown as Current--Federal represent taxes payable as determined by the Alternative Minimum Tax. Included in 1997's total deferred tax credit is a $56.5 million deferred tax benefit resulting from Terminals' $185.8 million pretax restructuring charge. Income taxes consisted of (in millions):

YEAR ENDED DECEMBER 31                  1999        1998         1997
                                      -------     -------      -------

Current-
  Domestic:
    Federal .....................     $  23.5     $  26.2      $  28.0
    State and local .............         5.3         3.2          1.1
                                      -------     -------      -------
                                         28.8        29.4         29.1
  Foreign .......................        11.3         6.1          3.9
                                      -------     -------      -------
                                         40.1        35.5         33.0

Deferred-
  Domestic:
    Federal .....................        47.3        43.2        (35.9)
    State and local .............         5.8         8.6          2.2
                                      -------     -------      -------
                                         53.1        51.8        (33.7)
  Foreign .......................         9.4        12.6         13.4
                                      -------     -------      -------
                                         62.5        64.4        (20.3)
                                      -------     -------      -------
Income tax expense (benefit) ....     $ 102.6     $  99.9      $  12.7
                                      -------     -------      -------
Income taxes paid ...............     $  38.6     $  33.7      $  35.5
                                      -------     -------      -------

The reasons for the difference between GATX's effective income tax rate and the federal statutory income tax rate were:

YEAR ENDED DECEMBER 31                      1999        1998       1997        1997(A)
                                            ----        ----       -----       -------

Federal statutory income tax rate ....      35.0%       35.0%       35.0%       35.0%
Add (deduct) effect of:
  Corporate owned life insurance .....       (.6)        (.9)        6.0        (1.2)
  State income taxes .................       2.8         3.3       (15.9)        3.3
  1997 restructuring charges .........        --          --       (43.6)         --
  Foreign income .....................       1.8         2.9        (5.2)        1.1
  Goodwill amortization ..............        .6         1.8        (4.6)         .9
  Minority interest ..................       (.1)         --        (1.0)         .2
  Other ..............................        .9         1.0        (4.1)         .8
                                            ----        ----       -----        ----
Effective income tax rate ............      40.4%       43.1%      (33.4)%      40.1%


(A) Before restructuring charges

NOTE L--SHAREHOLDERS' EQUITY

In 1998, the company's shareholders approved an amendment to GATX's certificate of incorporation which increased authorized shares of common stock from 60 million to 120 million shares and effected a two-for-one stock split, in the form of a stock dividend. Par value remained at $.625 per share after the split. All share and per share amounts in the accompanying consolidated financial statements have been restated accordingly.

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

A total of 10,084,913 shares of common stock were reserved at December 31, 1999, for the following:

                                                       SHARES
                                                     ----------

Conversion of outstanding preferred stock ......        124,098
Incentive compensation programs ................      6,263,389
Employee service awards ........................         36,550
Employee stock purchase plan ...................      3,660,876
                                                     ----------
                                                     10,084,913


During 1997, GATX called for the redemption of all outstanding shares of its $3.875 cumulative convertible preferred stock, each share of which was convertible into 2.2988 shares of common stock. As a result of the redemption,
3.4 million preferred shares were converted to 7.8 million shares of common stock.

In an effort to ensure the fair value to all shareholders in the event of an unsolicited takeover offer for the company, GATX adopted a Shareholders' Rights Plan in August 1998. Shareholders received a distribution of one right for each share of the company's common stock held. Initially the rights are represented by GATX's common stock certificates and are not exercisable. The rights will be exercisable only if a person acquires or announces a tender offer which would result in beneficial ownership of 20 percent or more of the company's common stock. If a person acquires beneficial ownership of 20 percent or more of the company's common stock, all holders of rights other than the acquiring person will be entitled to purchase the company's common stock at half price. The rights are scheduled to expire on August 14, 2008.

NOTE M--INCENTIVE COMPENSATION PLANS

The GATX Corporation 1995 Long Term Incentive Compensation Plan (the 1995 Plan) contains provisions for the granting of nonqualified stock options, incentive stock options, stock appreciation rights (SARs), cash and common stock individual performance units (IPUs), restricted stock rights, restricted common stock, performance awards and exchange stock options. An aggregate of 5,000,000 shares of common stock may be issued under the 1995 Plan. As of December 31, 1999, 2,338,041 shares are available for issuance under the 1995 Plan.

Nonqualified stock options and incentive stock options may be granted for the purchase of common stock for periods not longer than ten years from the date of grant. The exercise price will not be less than the higher of market value at date of grant or par value of the common stock. All options become exercisable commencing on a date no earlier than one year from the date of grant.

IPUs may be granted to key employees and, if predetermined performance goals are met, will be redeemed in cash and common stock, as applicable, with the redemption value determined in part by the fair market value of the common stock as of the date of redemption and in part by the extent to which preestablished performance goals have been achieved. A total of 31,857 IPUs were granted during 1999 and 69,181 IPUs in total were outstanding at the end of the year. In 1999, 19,584 shares of common stock and $.5 million in cash were paid to the participants in redemption of previously issued IPUs.

Restricted stock rights may be granted to key employees entitling them to receive a specified number of shares of restricted common stock. The recipients of restricted common stock are entitled to all dividends and voting rights, but the shares are not transferable prior to the expiration of a "restriction period" as determined at the discretion of the Compensation Committee of the Board of Directors. Performance Awards are granted to employees who have been granted restricted stock rights or restricted common stock, but these Awards may not exceed the market value of the restricted common stock when restrictions lapse. The Performance Awards provide cash payments if certain criteria and earnings goals are met over a predetermined period. During 1999, one grant of 300 shares of restricted stock was made.

The Exchange Stock Option Program became part of the 1995 Plan in 1999 and allows key employees to make an irrevocable election to exchange up to 25% of their pensionable incentive payments for stock options, with a minimum contribution of $5,000 in any calendar year. These options are valued based on a percentage of the Black-Sholes value of GATX common stock as specified by the Compensation Committee of the Board of Directors. Exchange Stock Options are granted in January and are exercisable immediately following grant thereof. All Exchange Stock Options will terminate on the tenth anniversary of the date of grant. The exercise price of the options is the fair market value of the common stock on the grant date. In January 2000, 77,477 options were granted for the year 1999.

Under the GATX Employee Stock Purchase Plan, which became effective July 1, 1999, GATX is authorized to issue up to 247,649 shares of common stock to eligible employees during the calendar year. Such employees may have up to $10,000 of earnings withheld to purchase GATX common stock. The purchase price of the stock on the date of exercise is 85% of the lesser of its market price at the beginning or end of the plan year. In accordance with the plan, GATX sold approximately 46,600 shares to employees for 1999.

Stock options are outstanding under the GATX Corporation 1985 Long Term Incentive Compensation Plan (the 1985 Plan), as amended, but no additional options, stock or awards may be issued thereunder.

Data with respect to both plans, including the range of exercise prices per share for 1999 and 1998, are set forth below:

                                                                 NUMBER OF SHARES UNDER STOCK OPTION PLANS
                                                               ----------------------------------------------
                                                                  1999              1998      PRICE PER SHARE
                                                               ---------         ---------    ---------------

Outstanding at January 1 ..............................        3,388,275         3,321,300      $ 9.97-39.72


Granted ...............................................          591,050           543,350       30.78-39.75
Exercised .............................................         (272,550)         (372,849)       9.97-33.47
Canceled ..............................................          (55,675)         (103,526)      23.94-39.72
                                                               ---------         ---------      ------------
Outstanding at December 31 ............................        3,651,100         3,388,275      $ 9.97-39.75
                                                               ---------         ---------      ------------

Outstanding at December 31, by year granted:
                      1989 ............................               --            47,000      $      14.97
                      1990 ............................           56,000            64,000              9.97
                      1991 ............................          168,000           185,500             14.00
                      1992 ............................          153,200           154,200             12.75
                      1993 ............................          259,800           306,800             18.84
                      1994 ............................          372,100           416,700             20.91
                      1995 ............................          451,100           501,400       23.78-25.28
                      1996 ............................          593,800           639,025       23.16-24.91
                      1997 ............................          510,350           550,300       27.44-33.47
                      1998 ............................          504,200           523,350       33.38-39.72
                      1999 ............................          582,550                --       30.78-39.75
                                                               ---------         ---------      ------------
Total .................................................        3,651,100         3,388,275      $ 9.97-39.75
                                                               ---------         ---------      ------------
Options exercisable at December 31 ....................        2,691,175         2,459,525
                                                               ---------         ---------      ------------
Options available for future grant at December 31 .....        2,388,041           943,000
                                                               ---------         ---------      ------------

ACCOUNTING FOR STOCK OPTIONS GATX has elected to follow Accounting Principles Board Opinion No. 25-Accounting for Stock Issued to Employees, in accounting for its employee stock options. Under these guidelines, no compensation expense is recognized because the exercise price of GATX's employee stock options equals the market price of the underlying stock on the measurement date.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123-Accounting for Stock-Based Compensation (SFAS No. 123), and has been determined as if GATX had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1999, 1998 and 1997: dividend yield of 3.1%, 3.1% and 2.8%, respectively; volatility factor of the expected market price of GATX's common stock of .20, .19 and .16, respectively; expected life of the option of six years, six years and four years, respectively; and weighted average risk-free interest rate of 6.5%, 4.8% and 5.9%, respectively.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. The resultant pro forma net income (loss) and earnings (loss) per share were (in millions, except for earnings per share information):

YEAR ENDED DECEMBER 31                           1999         1998         1997
                                               --------     --------     --------

Pro forma net income (loss) ..............     $  148.5     $  129.8     $  (52.2)
Pro forma earnings (loss) per share:
  Basic ..................................     $   3.01     $   2.64     $  (1.30)
  Diluted ................................     $   2.95     $   2.57     $  (1.30)
                                               --------     --------     --------

Because SFAS No. 123's provisions are prospective (retroactive application is prohibited), awards granted prior to 1995 are not to be considered in pro forma disclosures. Additionally, because options generally are granted late in the year and vest over a three-year period, the pro forma amounts for 1997 above do not reflect a full annualized effect.


NOTE N--COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

GATX's revenues are derived from a wide range of industries and companies. Approximately 19% of total revenues are generated from the transportation or storage of products for the chemical industry; for similar services, 19% of revenues are derived from the petroleum industry. GATX also provides services and products to the chemical, petroleum, and technology markets through its affiliates, which are accounted for under the equity method. In addition, approximately 12% of GATX's assets consist of commercial aircraft operated by various domestic and international airlines.

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

At December 31, 1999, GATX and its aircraft joint ventures had commitments of $1.5 billion for orders and options for interests in 54 new aircraft to be delivered between 2000 and 2006. GATX also had other firm commitments totaling $472.1 million, primarily to acquire railcars and other equipment, fund technology and telecommunications ventures, and to upgrade terminal and repair facilities.

GATX's subsidiaries issued $381.6 million of residual and rental guarantees at December 31, 1999. Guarantees are commitments issued to guarantee performance of an affiliate to a third party, generally in the form of lease and loan payment guarantees, or to guarantee the value of an asset at the end of a lease. Lease and loan payment guarantees generally involve guaranteeing repayment of the financing required to acquire assets being leased by an affiliate to third parties, and are in lieu of making direct equity investments in the affiliate. Asset value guarantees represent GATX Capital's commitment to a third party that an asset or group of assets will be worth a specified amount at the end of a lease term. Exposure to GATX's subsidiaries for certain supplier and loan payment guarantees is mitigated by, among other things, a third party cross guaranty. Based on known and expected market conditions, management does not believe that the asset value guarantees will result in any adverse financial impact to GATX.

GATX's subsidiaries are also parties to letters of credit and bonds totaling $38.3 million and $23.8 million at December 31, 1999 and 1998, respectively. In GATX's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance sheet instruments because performance is not expected to be required, and, therefore, is of the opinion that the fair value of these instruments is zero.

GATX and its subsidiaries are engaged in various matters of litigation and have a number of unresolved claims pending, including proceedings under governmental laws and regulations related to environmental matters. While the amounts claimed are substantial and the ultimate liability with respect to such litigation and claims cannot be determined at this time, management believes that damages, if any, required to be paid by GATX and its subsidiaries in the discharge of such liability could be material to the results of operations for a given quarter or year but are not likely to be material to GATX's consolidated financial position.

NOTE O--RESTRUCTURING CHARGES

During 1997, strategic decisions resulted in a $224.8 million ($162.8 million after-tax) restructuring charge related to ISG. Part of the restructuring charge was based on the decision to close, sell or revalue certain domestic and foreign terminal locations to reflect permanent changes in market conditions. Included in the restructuring charge was a $185.8 million pretax charge ($123.8 million after-tax) which primarily represented the write-down of asset values with minor costs related to closure activities. The remaining charge of $39.0 million represented the write-down of goodwill to reflect the impairment of certain acquired logistics and warehousing facilities. The carrying values of certain assets at ISG were written down to fair value as described in Note A.

Subsequently, ISG management acted upon its restructuring plan by divesting certain domestic and foreign terminal locations, most notably the sale of six of its wholly owned terminal sites in the United Kingdom.

Consolidated Quarterly
Financial Data (unaudited)
and Common Stock Information
In Millions, Except Per Share Data                                    Ownership                       Basic Net    Diluted Net
                                                        Gross     Costs and Operating     Net          Income         Income
                                                        Income         Expenses          Income     Per Share(A)   Per Share(A)

1999
First Quarter....................................     $   451.4        $   327.1        $    39.2     $     .79     $     .78
Second Quarter ..................................         476.3            345.3             38.1           .77           .75
Third Quarter ...................................         464.4            330.4             42.2           .85           .83
                                                      ---------        ---------        ---------     ---------     ---------
Fourth Quarter...................................         466.8            344.6             31.8           .65           .64
                                                      ---------        ---------        ---------     ---------     ---------
Total ...........................................     $ 1,858.9        $ 1,347.4        $   151.3     $    3.07     $    3.01
                                                      ---------        ---------        ---------     ---------     ---------
1998
First Quarter....................................     $   430.0        $   310.6        $    37.4     $     .76     $     .74
Second Quarter ..................................         459.2            342.8             30.8           .63           .61
Third Quarter ...................................         479.9            352.9             38.1           .78           .76
Fourth Quarter ..................................         481.0            362.4             25.6           .52           .51

Total............................................     $ 1,850.1        $ 1,368.7        $   131.9     $    2.68     $    2.62
                                                      ---------        ---------        ---------     ---------     ---------

(A) Quarterly results may not be additive, as per share amounts are computed independently for each quarter and the full year based on the respective weighted average common shares and common stock equivalents outstanding.

COMMON STOCK INFORMATION GATX common shares are listed on the New York and Chicago Stock Ex-changes under ticker symbol GMT.

The approximate number of common stock holders of record as of February 18, 2000 was 3,652. The following table shows the reported high and low sales price of GATX common shares on the New York Stock Exchange, which is the principal market for GATX shares, and the dividends declared per share:

                                      COMMON STOCK                                          COMMON STOCK
                                   ------------------                                    -------------------
                                    HIGH         LOW                                      HIGH         LOW
                                   ------      ------                                    ------      ------

1999                                                           1998
First Quarter..................... $39.31      $32.56          First Quarter............ $40.56      $34.00
Second Quarter....................  40.19       29.75          Second Quarter...........  44.13       38.75
Third Quarter.....................  40.69       30.44          Third Quarter............  47.56       31.69
Fourth Quarter....................  35.44       29.25          Fourth Quarter...........  39.00       26.25
Annual Dividends Declared                 $1.10                Annual Dividends Declared        $1.00
                                          -----                                                 -----

Selected Consolidated
Financial Data
IN MILLIONS, EXCEPT PER SHARE DATA/YEAR ENDED OR AT
DECEMBER 31.............................................        1999         1998        1997(A)       1996         1995
---------------------------------------------------------------------------------------------------------------------------

Results of Operations
Gross Income ............................................   $  1,858.9   $  1,850.1   $  1,767.1    $  1,473.5   $  1,308.3
Costs and Expenses ......................................      1,605.0      1,618.3      1,805.3       1,298.3      1,140.7
                                                            ----------   ----------   ----------    ----------   ----------
Income (Loss) Before Income Taxes .......................        253.9        231.8        (38.2)        175.2        167.6
Income Taxes ............................................        102.6         99.9         12.7          72.5         66.8
                                                            ----------   ----------   ----------    ----------   ----------
Net Income (Loss) .......................................   $    151.3   $    131.9   $    (50.9)   $    102.7   $    100.8
                                                            ----------   ----------   ----------    ----------   ----------
Per Share Data
Net Income (Loss) Applicable to Common Stock,
  as Adjusted............................................   $    151.2   $    131.8   $    (57.6)   $     89.5   $     87.6
Per Share of Common Stock and Common Stock Equivalents:
Net Income (Loss), Basic ................................   $     3.07   $     2.68   $    (1.28)   $     2.22   $     2.19
  Shares Used in Computation (in thousands) .............       49,296       49,178       45,084        40,379       40,005
Per Share Assuming Conversion, Except in 1997,
  of All Outstanding Preferred Stock:
Net Income (Loss), Diluted ..............................   $     3.01   $     2.62   $    (1.28)   $     2.10   $     2.07
  Shares Used in Computation (in thousands) .............       50,301       50,426       45,084        48,924       48,731
Dividends Declared Per Share of Common Stock ............   $     1.10   $     1.00   $      .92    $      .86   $      .80
                                                            ----------   ----------   ----------    ----------   ----------
Financial Condition
Total Assets ............................................   $  5,866.8   $  5,006.8   $  4,990.2    $  4,784.1   $  4,057.8
Total Long-term Debt and Capital Lease Obligations ......      3,432.6      2,821.7      2,841.7       2,664.1      2,092.5
Shareholders' Equity ....................................        836.0        732.9        655.4         774.9        717.8
Common Shareholders' Equity .............................        835.4        732.1        654.7         609.2        551.8
Common Shareholders' Equity Per Share ...................        17.17        14.84        13.36         14.79        13.44
                                                            ----------   ----------   ----------    ----------   ----------

(A)The 1997 restructuring charge was $224.8 million on a pretax basis, $162.8 million on an after-tax basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS 1998 COMPARED TO 1997

GATX RAIL (RAIL) Rail's gross income of $535 million increased 8.3% from 1997, with approximately 4,000 more railcars on lease throughout North America. Average rental rates in 1998 were also slightly higher. At year end 1998, there were 81,600 railcars on lease, representing 95% utilization of the total North American fleet of 85,700 cars. Utilization at the end of 1997 was almost 96%, with 77,700 cars on lease.

Rail's share of its two European affiliates' earnings was $3 million in 1998 compared to $1 million in the prior year. The increase was primarily due to owning one of the affiliates for an entire year as Rail's interest was acquired in the fourth quarter of 1997.

Based on the revenues generated by the growing fleet, net income increased 7.0% to $67 million. Repair costs increased $10 million to support a larger fleet, but as a percentage of revenues, were consistent with 1997. Selling, general and administrative expenses increased, primarily to support a major information systems initiative. Asset ownership costs increased by 6.6% primarily due to an increase in operating lease expense. Though the fleet grew substantially, depreciation and interest did not change appreciably from 1997 due to Rail's continued use of sale-leaseback financing. In 1998, $208 million of railcars were sold and leased back, and the resultant cost is included in operating lease expense.

FINANCIAL SERVICES Financial Services' gross income of $730 million increased $26 million from 1997. Higher lease, interest and asset remarketing income were offset in part by a significant decrease in technology equipment sales. Lease income was $22 million higher predominantly due to the growing leasing technology portfolio. Interest income increased $11 million as market opportunities resulted in Financial Services extending $162 million in new loans in 1998. Asset remarketing income of $93 million exceeded 1997's record $85 million. Asset remarketing, which does not fall evenly from period to period, includes both gains from the sale of assets out of Financial Services' own portfolio as well as residual sharing fees from the sale of managed assets. While technology investing and leasing continued to grow, value-added reselling
(VAR) sales of technology equipment in the U.S. and Europe experienced difficulties; sales of technology equipment decreased $31 million from the prior year.

During 1998, Financial Services continued to emphasize its strategy of joining with partners to finance and manage assets. Financial Services' share of earnings in such joint ventures was $46 million in 1998, a 64.2% increase over the prior year. Most of the increase was attributable to the joint venture formed with Pitney Bowes at the end of 1997. A number of new joint ventures were formed in 1998, including GATX Flightlease Ltd. (aircraft), Rolls-Royce and Partners Finance Ltd. (aircraft engines), and GATX Telecom Investors (telecommunications). Financial Services also made incremental investments in several existing joint ventures to acquire additional aircraft.

Net income for 1998 was $67 million, exceeding 1997 by 8.1%. The earnings were achieved despite absorbing a $6 million goodwill write-down related to the VAR sector due to the market difficulties facing the business. Marine operations contributed $7 million to net income in 1998 versus $8 million in 1997, which included a $1 million remarketing gain.

Financial Services' allowance for possible losses increased by $8 million to $130 million, representing 5.9% of net investments, up from 5.4% at the end of 1997. The loss provision for 1998 was consistent with the prior year.

Compared to the prior year, the asset mix of Financial Services' portfolio at the end of 1998 showed a higher percentage of technology leasing equipment and a lower percentage of rail assets. Over $300 million was added to the technology leasing portfolio and approximately $170 million of rail assets were sold.

GATX INTEGRATED SOLTIONS GROUP GATX Integrated Solutions Group's gross income of $587 million increased by 2.9% over 1997 with new business and growth initiatives being partially offset by the sale of the Norco, Louisiana, terminal facility in 1997. For ongoing wholly owned operations, gross income grew by 5.0% reflecting new business and improved pricing.

In ISG's ongoing bulk liquid terminal and pipeline operation, throughput and capacity utilization were 531 million barrels and 94% in 1998 compared to 527 million barrels and 92% in 1997. Space utilization for the dry goods integrated logistics operation remained at 95% in 1998 as it was in 1997.

ISG's joint ventures, which primarily serve the European and Asian markets, contributed $21 million, up 2.5% from 1997. Results in 1998 were hampered by unfavorable foreign exchange and the economic downturn in Asia but overall were comparable to 1997.

During 1997, ISG recorded an after-tax charge of $163 million related to restructuring and a write-down of goodwill. Specifically, a $124 million after-tax charge was taken for the sale or closure of certain nonstrategic terminal locations and other impaired facilities. Also during 1997, ISG recorded a $39 million after-tax charge for the write-down of goodwill related to the public warehousing logistics operations.

Net income of $18 million in 1998 increased significantly from 1997's operating earnings of $9 million (before the $163 million after-tax restructuring charge and goodwill write-down) based primarily on improving chemical and petroleum market conditions, benefits from the restructuring, and lower selling, general and administrative expenses in 1998. Partially offsetting these improvements was a $3 million write-off for a customer that ceased operations and lower volumes with certain customers.

CORPORATE AND OTHER Corporate and Other net expense of $18 million in 1998 was $3 million favorable to 1997 reflecting a decrease in interest expense.

GATX RAIL
HEADQUARTERS

Chicago, Illinois

BUSINESS OFFICES

Valencia, California
Atlanta, Georgia
Chicago, Illinois
Hackensack, New Jersey
Philadelphia, Pennsylvania
Pittsburgh, Pennsylvania
Houston, Texas
Mexico City, Mexico
Calgary, Alberta
Toronto, Ontario
Montreal, Quebec

MAJOR SERVICE CENTERS

Colton, California
Waycross, Georgia
East Chicago, Indiana
Hearne, Texas
Tierra Blanca, Mexico
Red Deer, Alberta
Montreal, Quebec
Moose Jaw, Saskatchewan
Sarnia, Ontario

MINI SERVICE CENTERS

Macon, Georgia
Terre Haute, Indiana
Geismar, Louisiana
Plaquemine, Louisiana
Midland, Michigan
Cincinnati, Ohio
Catoosa, Oklahoma
Copper Hill, Tennessee
Freeport, Texas(2)
Cd Valles, Mexico
Coatcacoalcos, Mexico
Guaymas, Mexico
Hibueras, Mexico
Miramar, Mexico
Monterrey, Mexico
Orizaba, Mexico
Tlalnepantla, Mexico

MOBILE SERVICE UNITS

Mobile, Alabama
Colton, California
Lake City, Florida
East Chicago, Indiana
Norco, Louisiana
Carteret, New Jersey
Las Cruces, New Mexico
Albany, New York
Masury, Ohio
Galena Park, Texas
Nederland, Texas
Olympia, Washington
Altamira, Mexico
Coatcacoalcos, Mexico
Guaymas, Mexico
Edmonton, Alberta
Red Deer, Alberta
Vancouver, British Columbia
Montreal, Quebec
Moose Jaw, Saskatchewan

AFFILIATES

Buenos Aires, Argentina
Vienna, Austria
Hamburg, Germany
Zug, Switzerland

FINANCIAL
SERVICES
HEADQUARTERS

San Francisco, California

OFFICES

Burbank, California
Tampa, Florida
Chicago, Illinois
Williamsville, New York
Toledo, Ohio
Sydney, Australia
Toronto, Canada
Blagnac, France
Frankfurt, Germany
Singapore, Republic of Singapore
Tokyo, Japan

AFFILIATES

Sydney, Australia
San Francisco, California
LaGrange, Illinois
Toronto, Ontario
Zug, Switzerland
Elsurce, United Kingdom
Woking, United Kingdom

GATX
INTEGRATED
SOLUTIONS
GROUP

HEADQUARTERS

Chicago, Illinois

WAREHOUSING AND
LOGISTICS LOCATIONS

Conway, Arkansas
Little Rock, Arkansas
Bell, California
Industry, California
Mira Loma, California
Ontario, California
Stockton, California
Walnut, California
Danbury, Connecticut
Jacksonville, Florida
Atlanta, Georgia
Dacula, Georgia
Doraville, Georgia
Duluth, Georgia
Bedford Park, Illinois
Bloomington, Illinois
Bolingbrook, Illinois
Hodgkins, Illinois
Normal, Illinois
Romeoville, Illinois
Woodridge, Illinois
Indianapolis, Indiana
Richmond, Indiana
Seymour, Indiana
Hebron, Kentucky
Shreveport, Louisiana
Elkridge, Maryland
Coloma, Michigan
Grand Rapids, Michigan
Kalamazoo, Michigan
Delisle, Mississippi
Sardis, Mississippi
Berkeley Heights, New Jersey
West Patterson, New Jersey
New York, New York
Syracuse, New York
Greensboro, North Carolina
Winston-Salem, North Carolina
Columbus, Ohio
Grove City, Ohio
Westerville, Ohio
Oklahoma City, Oklahoma
Bedford, Pennsylvania
Exton, Pennsylvania
Langhorn, Pennsylvania
Pottstown, Pennsylvania
Smyrna, Tennessee
Arlington, Texas
Carrollton, Texas
DeSoto, Texas
El Paso, Texas
Grand Prairie, Texas
Greenville, Texas
Clearfield, Utah
Seattle, Washington
Racine, Wisconsin
Sturtevant, Wisconsin
Toronto, Canada
Juarez, Mexico
Mexico City, Mexico
Corby, Northamptonshire
Puerto Rico

WAREHOUSING AND
LOGISTICS AFFILIATES

Los Angeles, California
San Francisco, California
Denver, Colorado
Atlanta, Georgia
Chicago, Illinois
Cranberry, New Jersey

Cincinnati, Ohio
Dallas, Texas
Pacheo, Argentina
Santiago, Chile
San Jose, Costa Rica

TERMINAL LOCATIONS

Carson, California
Richmond, California
San Pedro, California
Orlando, Florida
Tampa, Florida
Argo, Illinois
Carteret, New Jersey
Paulsboro, New Jersey
Portland, Oregon (2)
Philadelphia, Pennsylvania
Galena Park, Texas
Pasadena, Texas
Seattle, Washington
Altamira, Mexico

TERMINAL AFFILIATES

Antwerpen/Lillo, Belgium
Lanshan, China
Kawasaki, Japan
Kobe, Japan
Yokohama, Japan
Kertih, Malaysia
Jurong Town, Singapore
Pulau Busing, Singapore
Barcelona, Spain
Bilboa, Spain
Tarragona, Spain
Valencia, Spain
Seal Sands, United Kingdom
Wymondham, United Kingdom

PIPELINE LOCATIONS
CALNEV PIPELINE

Adelanto, California
Barstow, California
Colton, California
Las Vegas, Nevada

CENTRAL FLORIDA PIPELINE

Orlando, Florida
Tampa, Florida

MANCHESTER JET LINE

Manchester, United Kingdom

PIPELINE AFFILIATE
OLYMPIC PIPELINE

Renton, Washington

DISTILLATE AND BLENDING
DISTRIBUTION AFFILIATE

Houston, Texas

GATX BOARD OF
DIRECTORS

Rod F. Dammeyer
Managing Partner,
Equity Group Corporate
Investments

James M. Denny(2)(3)
Senior Advisor,
William Blair
Capital Partners, LLC

Richard Fairbanks(1)(3)
President and Chief
Executive Officer,
Center for Strategic & International Studies

William C. Foote(1)(3)
Chairman, President and
Chief Executive Officer,
USG Corporation

Deborah M. Fretz1(4)
Senior Vice President,
Lubricants and Logistics,
Sunoco, Inc.

Richard A. Giesen(2)(4)
Chairman and Chief
Executive Officer,
Continental Glass & Plastic, Inc.

Miles L. Marsh(2)(3)
Chairman, President and
Chief Executive Officer,
Fort James Corporation

Michael E. Murphy(2)(4)
Retired: Former Vice Chairman and Chief Administrative Officer,
Sara Lee Corporation

John W. Rogers, Jr.(1)(4)
President and Co-Chief
Investment Officer,
Ariel Capital
Management, Inc.

Ronald H. Zech
Chairman, President and
Chief Executive Officer,
GATX Corporation

(1) Member, Audit Committee

(2) Member, Compensation Committee

(3) Member, Nominating Committee

(4) Member, Retirement Funds

Review Committee

GATX OFFICERS

Ronald H. Zech
Chairman, President and
Chief Executive Officer
(Shown on page 2)

David M. Edwards
Senior Vice President
(Shown on page 2)

David B. Anderson
Vice President,
Corporate Development,
General Counsel and
Secretary

Gail L. Duddy
Vice President,
Human Resources

William J. Hasek
Treasurer

Brian A. Kenney
Vice President and
Chief Financial Officer

Ralph L. O'Hara
Controller

Clifford J. Porzenheim
Vice President,
Corporate Strategy

GATX Corporate Information
ANNUAL MEETING

Friday, April 28, 2000, 9:00 a.m.
Northern Trust Company
Assembly Room, 6th Floor
50 South LaSalle Street
Chicago, Illinois 60675

FINANCIAL INFORMATION
AND PRESS RELEASES

A copy of the company's annual report on Form 10-K for 1999 and selected other information are available without charge.

Corporate information and press releases may be found at http://www.gatx.com. A variety of current financial information, historical financial information, press releases and photographs are available at this site.

GATX press releases may be obtained by automated PR Newswire Company News On-Call's automated fax service at (800) 758-5804. The company identification number for GATX is 105121.

INQUIRIES

Inquiries regarding dividend checks, the dividend reinvestment plan, stock certificates, replacement of lost certificates, address changes, account consolidation, transfer procedures and year end tax information should be addressed to GATX Corporation's Transfer Agent and Registrar:

Chase Mellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: (800) 851-9677
Internet: http://www.chasemellon.com

Information relating to shareholder ownership, dividend payments, or share transfers:

Lisa M. Ibarra, Assistant Corporate Secretary
Telephone: (312) 621-6603
Fax: (312) 621-6647
Email: lmibarra@gatx.com

GATX Corporation welcomes and encourages questions and comments from its shareholders, potential investors, financial professionals and the public at large. To better serve interested parties, the following GATX personnel may be contacted by letter, telephone and/or fax.

Requests for information or brochures may be made through GATX's website. Many GATX publications may be directly viewed or downloaded from it.

To request published financial information and financial reports, contact:

GATX CORPORATION
Investor Relations Department
500 West Monroe Street
Chicago, Illinois 60661-3676
Telephone: (800) 428-8161
Email: ir@gatx.com

Automated request line for materials:
(312) 621-6300

Individual investors inquiries:

Tammy McKinney, Investor Relations Coordinator
Telephone: (312) 621-8799
Fax: (312) 621-6698
Email: tlmckinney@gatx.com

Analysts, institutional shareholders and financial community professionals:

Robert C. Lyons, Director of Investor Relations
Telephone: (312) 621-6633
Email: rclyons@gatx.com

Questions regarding sales, service, lease information, or customer solutions
Email: cs@gatx.com

GATX Rail--(312) 621-6564

Financial Services:
GATX Capital Corporation--(415) 955-3200
  American Steamship Company--(716) 635-0222

GATX Integrated Solutions Group--(877) 558-8784
  GATX Chemical Logistics, Inc.
  GATX Logistics Corporation
  GATX Rail Logistics, Inc.
  GATX Terminals Corporation

INDEPENDENT AUDITORS
Ernst & Young LLP