Form 10-K, Exhibit 13
period 2000-12-31
GATX CORP
filed 2001-03-30
CIK 40211

MANAGEMENT'S DISCUSSION AND ANALYSIS

During 2000, GATX Corporation redefined its strategic focus and undertook initiatives to position itself as a specialized finance and leasing company. To accomplish this goal, certain supply chain related businesses of the GATX Integrated Solutions Group (ISG) were sold in 2000 and all remaining ISG businesses have been targeted for divestiture in 2001. As a result of these actions, the financial data for the ISG segment is presented as discontinued operations for all periods presented (see Note 15 to the GATX consolidated financial statements).

GATX Corporation now has two operating segments: Financial Services, comprised principally of GATX Capital Corporation, and GATX Rail. Through these businesses, GATX combines asset knowledge and services, structuring expertise, creative partnering and risk capital to serve customers and partners worldwide. The following discussion should be read in conjunction with the audited consolidated financial statements included herein.

CONSOLIDATED STATEMENTS OF INCOME


------------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT PER SHARE DATA/YEAR ENDED DECEMBER 31         2000           1999           1998
------------------------------------------------------------------------------------------------------
GROSS INCOME
Lease, interest and financing services                      $  1,308.4     $  1,132.5     $  1,041.2
Other income                                                       3.4           62.5          173.9
------------------------------------------------------------------------------------------------------
REVENUES                                                       1,311.8        1,195.0        1,215.1
Share of affiliates' earnings                                     79.0           64.5           48.5
------------------------------------------------------------------------------------------------------
TOTAL GROSS INCOME                                             1,390.8        1,259.5        1,263.6

OWNERSHIP COSTS
Depreciation and amortization                                    334.8          255.5          216.4
Interest                                                         242.6          179.9          180.5
Operating lease expense                                          178.7          153.0          139.4
------------------------------------------------------------------------------------------------------
TOTAL OWNERSHIP COSTS                                            756.1          588.4          536.3

OTHER COSTS AND EXPENSES
Operating expenses                                               188.8          247.6          327.0
Selling, general and administrative                              209.2          203.4          189.1
Provision for possible losses                                     22.7           11.0           11.0
Provision for litigation                                         160.5             --             --
------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES             53.5          209.1          200.2
INCOME TAXES                                                      22.7           82.8           86.0
------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                 30.8          126.3          114.2

DISCONTINUED OPERATIONS
Operating results, net of income taxes                            27.4           25.0           17.7
Gain on sale of portion of segment, net of income taxes            8.4             --             --
------------------------------------------------------------------------------------------------------
TOTAL DISCONTINUED OPERATIONS                                     35.8           25.0           17.7
------------------------------------------------------------------------------------------------------
NET INCOME                                                  $     66.6     $    151.3     $    131.9
======================================================================================================

PER SHARE DATA
Basic:
 Income from continuing operations                          $      .64     $     2.56     $     2.32
 Income from discontinued operations                               .75            .51            .36
------------------------------------------------------------------------------------------------------
 Total                                                      $     1.39     $     3.07     $     2.68
 Average number of common shares (in thousands)                 47,880         49,296         49,178
Diluted:
 Income from continuing operations                          $      .63     $     2.51     $     2.27
 Income from discontinued operations                               .74            .50            .35
------------------------------------------------------------------------------------------------------
 Total                                                      $     1.37     $     3.01     $     2.62
 Average number of common shares and common
   share equivalents (in thousands)                             48,753         50,301         50,426
------------------------------------------------------------------------------------------------------
Dividends declared per common share                         $     1.20     $     1.10     $     1.00
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


22                                             GATX CORPORATION AND SUBSIDIARIES

                              [PERFORMANCE GRAPHS]

GROSS INCOME
(IN MILLIONS OF DOLLARS)

                                                       98          99         00
                                                 -------------------------------
                                                  1,263.6     1,259.5    1,390.8
SHARE OF
AFFILIATES' EARNINGS
(IN MILLIONS OF DOLLARS)
                                                       98          99         00
                                                 -------------------------------
                                                     48.5        64.5       79.0

NET INCOME
(IN MILLIONS OF DOLLARS)
                                                       98          99         00
                                                 -------------------------------
                                                    131.9       151.3       66.6

DILUTED EARNINGS
PER SHARE
(IN DOLLARS)
                                                       98          99         00
                                                 -------------------------------
                                                     2.62        3.01       1.37


2000 COMPARED TO 1999 GROSS INCOME                              $1,390.8 million

Gross income increased $131.3 million from 1999, primarily reflecting a $118.7 million increase at Financial Services and a $4.1 million increase at GATX Rail
(Rail). Excluding VAR, the value-added technology equipment sales and service business of Financial Services that was sold in June 1999, gross income increased $198.8 million over the prior year.

Financial Services' gross income of $812.3 million increased 17.1% over the prior year. Excluding VAR, Financial Services' gross income increased 29.7%. Lease income of $450.8 million increased $120.2 million from 1999, primarily from new leases within the air, technology and diversified finance portfolios. Operating lease margin, the excess of operating lease income over operating lease expense and depreciation, increased 26.3% compared to 1999 due to a larger lease portfolio. Interest income of $60.1 million increased $19.3 million from the prior year due to higher average loan balances. The average loan balance was $196.3 million higher in 2000 compared to 1999 as a result of increased venture finance activity.

Gains on the sale of stock derived from warrants received as part of financing and leasing transactions with non-public start-up companies were $52.3 million, an increase of $37.6 million from the prior year. Asset remarketing income, which includes gains from the sale of assets from Financial Services' own portfolio as well as residual sharing fees from the sale of managed assets, was $57.2 million, $20.7 million lower than 1999. Gains from the sale of stock and asset remarketing income do not occur evenly between periods.

Financial Services continued to emphasize its partnering strategy to finance and manage assets. Share of affiliates' earnings increased 25.0% to $75.9 million in 2000. Earnings growth in air and technology joint ventures contributed to this increase.

Rail's gross income of $575.0 million increased 0.7% over the prior year. Rental revenue increased by $8.1 million, or 1.5%, over the prior year primarily due to a larger active North American fleet and was partially offset by lower lease renewal rates. Several industries serviced by Rail, specifically the chemical and agricultural sectors, are experiencing adverse market conditions that have in turn reduced railcar demand. Increased competition and railroad efficiency have also contributed to lower demand. These factors negatively impacted Rail's 2000 results, and are expected to continue to adversely affect car demand and lease rates during 2001. Other revenue decreased by $3.2 million in 2000 primarily because fewer railcars were sold in 2000 compared to the prior year.

Approximately 85,100 railcars were on lease throughout North America at year-end, compared to 83,400 railcars a year ago. Utilization ended the year at 93% on a total fleet of 91,600 railcars, compared to 94% at the end of 1999. Rail added 5,400 railcars during 2000, which was comparable to 1999 additions. The majority of Rail's car additions in 2000 occurred during the first half of the year, as market conditions and growing economic uncertainty led to a sharp curtailment of new car orders and fleet acquisitions during the second half of the year. It is anticipated that current market conditions will negatively impact railcar investments in 2001.

OWNERSHIP COSTS                                                   $756.1 million

Ownership costs increased 28.5%, or $167.7 million, compared with the prior year.

Financial Services' ownership costs increased $142.2 million from last year. Depreciation and amortization expense of $230.5 million increased $78.6 million from 1999 and reflected the high level of investment in operating lease assets. Interest expense increased $60.2 million to $182.6 million in 2000. Higher average debt outstanding combined with an increase in borrowing rates drove interest expense higher in 2000. The average debt balance was approximately $610.7 million higher in 2000 reflecting the financing necessary to fund record investment volume. Operating lease expense was comparable year over year.

Rail's ownership costs increased $22.1 million, or 8.4%, from last year. Although Rail's fleet increased in 2000, depreciation and interest did not change appreciably from last year due to Rail's continued use of sale-leaseback financing.

GATX CORPORATION AND SUBSIDIARIES                                             23

In 2000, $291.1 million of railcars were sold and leased back and the resultant ownership costs were included in operating lease expense. As a result, operating lease expense increased $21.5 million to $131.9 million in 2000. Interest expense of $52.8 million was comparable to the prior year as lower average debt balances offset increases in rates.

OPERATING EXPENSES                                                $188.8 million

Operating expenses were 23.7% lower than 1999 largely due to the sale of the VAR business.

Excluding VAR, operating expenses at Financial Services increased $6.7 million, or 11.2%, primarily due to higher marine operating costs.

Rail's operating costs decreased $6.8 million, or 5.3%. Higher repair and maintenance expense was offset by a number of nonrecurring items that affected both years. Repair and maintenance expense increased $8.3 million from 1999 in part due to the increased use of third-party contract shops necessitated by a labor dispute at Rail's domestic service centers that was subsequently resolved in February 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                      $209.2 million

Selling, general and administrative expenses increased $5.8 million over the prior year due to higher human resource and administrative expenses associated with increased growth initiatives. Excluding VAR, Financial Services' SG&A increased $16.5 million, or 15.0%, as a result of a significant increase in business activity, reflecting a record year of new investments. Rail's SG&A was comparable to the prior year.

PROVISION FOR POSSIBLE LOSSES                                      $22.7 million

The provision for possible losses is derived from GATX's estimate of losses based on a review of credit, collateral and market risks. The provision for possible losses increased $11.7 million from 1999. The current year provision at Financial Services included $5.0 million related to impairment losses on operating lease equipment. Rail's provision for possible losses increased
$1.6 million in 2000.

PROVISION FOR LITIGATION                                          $160.5 million

GATX Capital Corporation (GCC), a subsidiary of GATX Corporation and the major part of the Financial Services operating segment, is party to litigation arising from the issuance by the Federal Aviation Administration of Airworthiness Directive 96-01-03 in 1996, the effect of which significantly reduced the amount of freight that ten 747 aircraft were authorized to carry. GATX/Airlog, a California partnership in which a subsidiary of GCC is a partner, through a series of contractors, modified these aircraft from passenger to freighter configuration between 1988 and 1994. GCC reached settlements covering five of the aircraft, and the remaining five are the subject of this litigation.

On February 16, 2001, a jury found that GATX/Airlog breached certain warranties under the applicable aircraft modification agreements, and fraudulently failed to disclose information to the operators of the aircraft. GCC ultimately settled this issue with Evergreen International Airlines, Inc., which had been party to the litigation. On March 1, 2001, the jury awarded the remaining plaintiff, Kalitta Air, $47.5 million in damages plus applicable interest. GCC will pursue all means of loss recovery including appeals and insurance coverage.

GATX recorded a pretax charge of $160.5 million in 2000 to accrue for its obligation under the various settlement agreements and management's best estimate of GCC's potential liability under the judgment entered in favor of Kalitta Air.

INCOME TAXES                                                       $22.7 million

The 2000 effective tax rate of 42.4% was higher than the 1999 rate of 39.6% due to the relative impact of foreign taxes and certain nondeductible expenses on pretax income.

INCOME FROM CONTINUING OPERATIONS                                  $30.8 million

Income from continuing operations decreased $95.5 million from last year primarily due to lower earnings at Financial Services. Financial Services' net loss of $13.7 million was $84.7 million lower than 1999 and was the result of an after-tax litigation charge of $97.6 million. Rail's net income of $65.7 million was $7.2 million lower than the prior year. Corporate and Other's net expense increased $3.6 million over the prior year.

DISCONTINUED OPERATIONS                                            $35.8 million

Discontinued operations encompasses the GATX Integrated Solutions Group and comprises GATX Terminals Corporation (Terminals), GATX Logistics, Inc. (Logistics), and minor business development efforts. In July 2000, GATX Corporation announced its intent to sell Terminals and reached an agreement in November to sell substantially all of the U.S. terminals and pipeline assets, representing the bulk of Terminals' operations. A portion of this transaction closed in March 2001 and the remainder is expected to close following regulatory approval. GATX expects to complete the divestiture of the remaining terminals and supply chain businesses in 2001. After-tax proceeds from the sale of all of Terminals' locations are expected to approximate $1.0 billion. Ultimate use of proceeds will depend on market conditions and investment opportunities at the time each transaction closes.

24                                             GATX CORPORATION AND SUBSIDIARIES

GATX sold 81% of Logistics in May 2000, and the remaining 19% in December 2000. To date, the sale of Logistics has generated an $8.4 million after-tax gain.

Operating results for 2000 were $27.4 million, an increase of $2.4 million from 1999. Strong results in the domestic terminal and pipeline business were partially offset by losses incurred in the warehousing business and higher business development costs.

Terminals owned 25.1% of the common stock of Olympic Pipeline Company (Olympic). On June 10, 1999, a pipeline rupture and explosion occurred on one of the pipelines owned by Olympic. Several lawsuits have been filed against Olympic and its operator. On September 20, 2000, Terminals sold its entire 25.1% ownership of Olympic's common stock to the Pipelines Business Unit of BP Amoco PLC.

1999 COMPARED TO 1998

GROSS INCOME                                                    $1,259.5 million

Gross income decreased $4.1 million from 1998. The comparison of 1999 to 1998 is influenced by the 1999 midyear sale of the VAR business.

Financial Services' gross income of $693.6 million decreased $36.5 million from 1998. Excluding VAR, revenues increased 11.0% over 1998. Higher gains on the sale of stock and an increase in lease income generated from a higher average investment portfolio were offset by lower asset remarketing income. Lease income increased $62.7 million predominately driven by the growing technology financing portfolio. Pretax asset remarketing income of $77.9 million was $14.5 million lower than 1998's record $92.4 million. A significant portion of 1999 asset remarketing gains was realized from the sale of marine and air assets. Asset remarketing income and gains from the sale of stock do not occur evenly from period to period.

Financial Services' share of affiliates' earnings was $60.7 million in 1999, a 32.5% increase over 1998. The increase was primarily attributable to increased contribution from existing rail joint ventures and new air and marine joint ventures. Several new joint ventures were formed in 1999, including a joint venture created to acquire and lease Boeing 737 new generation aircraft and a joint venture created to provide financing and leasing to start-up telecommunications companies.

Rail's gross income of $570.9 million increased 6.7% over the 1998 period primarily due to a larger active North American fleet, a slight increase in average lease rates, and a gain from the sale of 1,700 grain cars that did not provide an acceptable level of long-term economic value. Rail added 5,400 railcars during 1999 and at year-end 1999 had 83,400 railcars on lease in North America. Utilization ended the year at 94% on a total fleet of 88,400 railcars, which was comparable to utilization at the end of 1998. Rail congestion problems resulted in strong car demand in the chemical markets and contributed to unusually high demand in 1998.

Rail's share of earnings of its two European affiliates was $3.8 million in 1999 compared to $2.7 million in 1998. Rail invested an additional $27.8 million in these affiliates' freight and tank car fleets in 1999.

OWNERSHIP COSTS                                                   $588.4 million

Ownership costs increased $52.1 million over 1998. Depreciation and amortization expense of $255.5 million increased $39.1 million and reflects the high level of portfolio investments in operating lease assets at Financial Services. The increase in operating lease expense reflects Rail's sale-leaseback financing of railcar additions.

OPERATING EXPENSES                                                $247.6 million

Operating expenses decreased $79.4 million from 1998 largely due to the sale of the VAR business.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                      $203.4 million

Selling, general and administrative expenses increased 7.6% over 1998 due to higher human resource and other administrative expenses associated with increased portfolio investment activity and costs incurred to support business development and information systems initiatives.

INCOME TAXES                                                       $82.8 million

The effective tax rate of 39.6% in 1999 is lower than 1998's rate of 43.0%. The 1998 provision was affected by certain nondeductible expenses, including a goodwill write-down related to VAR.

INCOME FROM CONTINUING OPERATIONS                                 $126.3 million

Income from continuing operations increased 10.6% from 1998 and was driven by a $5.8 million increase in Rail's earnings and a $4.5 million increase in Financial Services' earnings.

DISCONTINUED OPERATIONS                                             25.0 million

Discontinued operations contributed $25.0 million and $17.7 million to net income in 1999 and 1998, respectively. The year-over-year increase was largely attributable to higher contribution margins for terminaling operations as well as lower asset ownership costs and SG&A. The remainder of the increase was attributable to increased business development efforts and nonrecurring items, including a gain on the sale of rights along the Central Florida Pipeline.

GATX CORPORATION AND SUBSIDIARIES                                             25

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
IN MILLIONS/DECEMBER 31                                      2000          1999
--------------------------------------------------------------------------------

ASSETS
CASH AND CASH EQUIVALENTS                                $  173.6      $   84.5

RECEIVABLES
Trade accounts                                               93.7          80.8
Finance leases                                              878.3         645.7
Secured loans                                               634.1         358.0
Less--allowance for possible losses                         (95.2)       (113.5)
--------------------------------------------------------------------------------
                                                          1,510.9         971.0

OPERATING LEASE ASSETS AND FACILITIES
Railcars and service facilities                           2,695.3       2,698.7
Operating lease investments and other                     1,490.4       1,332.4
Less--allowance for depreciation                         (1,531.6)     (1,503.4)
--------------------------------------------------------------------------------
                                                          2,654.1       2,527.7

INVESTMENTS IN AFFILIATED COMPANIES                         951.2         757.5
OTHER ASSETS                                                343.0         386.2
NET ASSETS OF DISCONTINUED OPERATIONS                       630.9         702.3
--------------------------------------------------------------------------------
                                                         $6,263.7      $5,429.2
================================================================================

LIABILITIES, DEFERRED ITEMS AND SHAREHOLDERS' EQUITY
ACCOUNTS PAYABLE                                         $  317.3      $  284.0
ACCRUED EXPENSES                                            141.7          41.7

DEBT
Short-term                                                  557.2         377.0
Long-term:
 Recourse                                                 3,093.9       2,685.2
 Nonrecourse                                                494.2         418.8
Capital lease obligations                                   164.2         176.2
--------------------------------------------------------------------------------
                                                          4,309.5       3,657.2

DEFERRED INCOME TAXES                                       410.8         388.1
OTHER DEFERRED ITEMS                                        294.9         222.2
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND DEFERRED ITEMS                      5,474.2       4,593.2

SHAREHOLDERS' EQUITY
Preferred stock                                                --            --
Common stock                                                 35.0          34.5
Additional capital                                          366.1         338.7
Reinvested earnings                                         552.2         543.0
Accumulated other comprehensive (loss) income               (34.4)          1.2
--------------------------------------------------------------------------------
                                                            918.9         917.4
Less--cost of common shares in treasury                    (129.4)        (81.4)
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                  789.5         836.0
--------------------------------------------------------------------------------
                                                         $6,263.7      $5,429.2
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

26                                             GATX CORPORATION AND SUBSIDIARIES

ASSETS                                                          $6,263.7 million

Total assets increased $834.5 million from the prior period. Assets from continuing operations increased 19.2% to $5.6 billion in 2000 from $4.7 billion in 1999. A record level of portfolio investments was partially offset by depreciation and amortization, the sale-lease-back of railcars at Rail, and portfolio asset sales at Financial Services.

In addition to the $6.3 billion of assets on the balance sheet, GATX utilizes approximately $1.6 billion of assets, such as railcars and aircraft, that were financed with operating leases and therefore are not included on the balance sheet.

                               [PERFORMANCE GRAPH]
                                     ASSETS
                             (IN MILLION OF DOLLARS)

                            98          99         00

                          4,581.1    5,429.2     6,263.7


RECEIVABLES                                                     $1,510.9 million

Receivables, including finance leases and secured loans, increased $539.9 million primarily due to activity at Financial Services. Significant new investments, specifically venture and telecommunications, resulted in a $276.1 million increase in secured loans. Finance leases increased $232.6 million over the prior year due to technology and diversified finance investments, partially offset by portfolio asset sales.

The allowance for possible losses of $95.2 million decreased $18.3 million compared to the prior year. The allowance for possible losses at Financial Services decreased $20.4 in 2000 to $90.6 million and was approximately 2.5% of net investments, down from 3.8% in the prior year. Write-offs totaled $36.8 million for the year, an increase of $2.6 million from 1999. Rail's allowance for possible losses increased $2.1 million in 2000.


OPERATING LEASE ASSETS AND FACILITIES                           $2,654.1 million

Operating lease assets and facilities increased $126.4 million from 1999 largely due to significant portfolio investments in aircraft and diversified finance assets and railcar additions. Offsetting these additions were depreciation, the sale-leaseback of railcars at Rail and portfolio asset sales at Financial Services.

INVESTMENTS IN AFFILIATED COMPANIES                               $951.2 million

Investments in affiliated companies grew 25.6% in 2000 with significant increases in air and technology joint ventures. In 2000, GATX invested $244.4 million in joint ventures and recognized $79.0 million of equity income. Cash distributions from affiliates increased $51.4 million from 1999 due to increased distributions from air, technology and real estate joint ventures.

                              [PERFORMANCE GRAPH]

                      INVESTMENTS IN AFFILIATED COMPANIES
                            (IN MILLIONS OF DOLLARS)

                            98          99        00

                          632.5       757.5     951.2


OTHER ASSETS                                                      $343.0 million

Other assets decreased $43.2 million compared to 1999, with the majority of the decrease due to lower balances in progress payments for aircraft and investments in stock warrants and securities held for investment.

NET ASSETS OF DISCONTINUED OPERATIONS                             $630.9 million

Net assets of discontinued operations decreased $71.4 million from 1999 reflecting the sale of Logistics and a decrease in Terminals' net assets. Net assets of discontinued operations excludes $514.9 million and $512.1 million of debt for 2000 and 1999, respectively, that was attributable to discontinued operations but will remain the obligation of GATX.

ACCRUED EXPENSES                                                  $141.7 million

Accrued expenses increased $100.0 million compared to the prior year due to the provision for litigation.

DEBT                                                            $4,309.5 million

Debt increased $652.3 million from the end of 1999 largely due to the funding of record investment volume at Financial Services.

TOTAL SHAREHOLDERS' EQUITY                                        $789.5 million

Shareholders' equity decreased $46.5 million mainly due to common stock dividends and common stock repurchased partially offset by net income.

                              [PERFORMANCE GRAPH]

                           TOTAL SHAREHOLDERS' EQUITY
                            (IN MILLIONS OF DOLLARS)

                                98       99      00

                              732.9    836.0    789.5



GATX CORPORATION AND SUBSIDIARIES                                             27

CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------
IN MILLIONS/YEAR ENDED DECEMBER 31                                       2000         1999        1998
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations                                      $   30.8    $  126.3    $  114.2
Adjustments to reconcile income from continuing operations
  to net cash provided by continuing operations:
   Realized gains on remarketing of leased equipment                      (58.9)      (72.6)      (72.9)
   Depreciation and amortization                                          334.8       255.5       216.4
   Provision for possible losses                                           22.7        11.0        11.0
   Deferred income taxes                                                   26.8        53.0        35.6
   Provision for litigation                                               160.5        --          --
Net change in trade receivables, inventories,
 accounts payable and accrued expenses                                     --          15.3       (17.1)
Other                                                                     (66.6)     (100.7)       10.6
---------------------------------------------------------------------------------------------------------
 Net cash provided by continuing operations                               450.1       287.8       297.8

INVESTING ACTIVITIES
Additions to equipment on lease, net of nonrecourse
 financing for leveraged leases                                          (700.8)     (697.0)     (501.6)
Additions to operating lease assets and facilities                       (394.5)     (366.4)     (390.9)
Secured loans extended                                                   (436.1)     (268.8)     (161.6)
Investments in affiliated companies                                      (244.4)     (168.0)     (147.0)
Other investments and progress payments                                  (152.6)     (105.8)      (34.6)
---------------------------------------------------------------------------------------------------------
Portfolio investments and capital additions                            (1,928.4)   (1,606.0)   (1,235.7)
Portfolio proceeds                                                        575.5       503.0       805.1
Proceeds from sale of GATX Logistics, Inc.                                 74.7        --          --
Proceeds from other asset sales                                           304.3       208.7       252.5
---------------------------------------------------------------------------------------------------------
 Net cash used in investing activities of continuing operations          (973.9)     (894.3)     (178.1)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                                1,587.4       981.5       360.1
Repayment of long-term debt                                            (1,072.2)     (351.6)     (347.2)
Net increase (decrease) in short-term debt                                180.2        95.6       (69.2)
Repayment of capital lease obligations                                    (15.7)      (16.3)      (14.6)
(Repurchase) issuance of common stock and other                           (20.1)      (27.3)        9.0
Cash dividends                                                            (57.4)      (54.3)      (49.3)
---------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing
   activities of continuing operations                                    602.2       627.6      (111.2)

NET TRANSFERS FROM (TO) DISCONTINUED OPERATIONS                            10.7       (19.6)        2.7
---------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS       89.1         1.5        11.2
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS
 FROM DISCONTINUED OPERATIONS                                              (5.5)        6.5         5.5
---------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                              $   83.6    $    8.0    $   16.7
---------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


28                                             GATX CORPORATION AND SUBSIDIARIES

GATX generates a significant amount of cash from its operating activities and proceeds from its investment portfolio, which is used to service debt, pay dividends, and fund portfolio investments and capital additions. Most of the capital requirements are considered discretionary and represent additions to equipment, investment portfolio, railcar fleet, and joint ventures. As a result, the level of capital spending may be adjusted as conditions in the economy or GATX's businesses warrant.

NET CASH PROVIDED BY CONTINUING OPERATIONS                        $450.1 million

Net cash provided by continuing operations increased $162.3 million from 1999. Net income adjusted for noncash items generated $516.7 million of cash, an increase of $143.5 million over 1999, primarily due to increased depreciation and amortization and the provision for litigation. Changes in working capital and other generated $18.8 million more cash in 2000.

                              [PERFORMANCE GRAPH]

                   NET CASH PROVIDED BY CONTINUING OPERATIONS
                            (IN MILLIONS OF DOLLARS)

                            98         99         00

                           297.8      287.8     450.1


PORTFOLIO INVESTMENTS AND CAPITAL ADDITIONS                     $1,928.4 million

Portfolio investments and capital additions increased $322.4 million from 1999. Financial Services' portfolio investments of $1.6 billion were $335.0 million higher than in 1999 as a result of strong market opportunities in the technology leasing, telecommunications and venture, and air sectors. Financial Services invested $243.0 million and $139.4 million in joint ventures in 2000 and 1999, respectively. Significant investments were made in air, telecommunications and real estate joint ventures in 2000. Financial Services also extended $436.1 million of loans to various businesses in 2000, an increase of $167.3 million over 1999. Rail's capital additions in 2000 were $374.8 million, including $369.3 million to acquire 5,400 railcars throughout North America.

                              [PERFORMANCE GRAPH]

                  PORTFOLIO INVESTMENTS AND CAPITAL ADDITIONS
                            (IN MILLIONS OF DOLLARS)

                            98       99         00

                         1,235.7   1,606.0    1,928.4


PORTFOLIO PROCEEDS                                                $575.5 million

Portfolio proceeds increased $72.5 million from 1999. Proceeds from the remarketing of leased equipment decreased $42.6 million from last year. The timing of assets coming off lease, opportunities to renew leases at attractive rates and the composition of the investment portfolio all contributed to the year-over-year decrease in remarketing proceeds. Proceeds from the return of investments, which include loan principal receipts and return of capital distributions from joint venture investments, were $397.1 million and $282.0 million for 2000 and 1999, respectively.

                              [PERFORMANCE GRAPH]

                               PORTFOLIO PROCEEDS
                            (IN MILLIONS OF DOLLARS)

                            98       99         00

                           805.1    503.0      575.5


PROCEEDS FROM SALE OF GATX LOGISTICS, INC.                         $74.7 million

This amount relates to the May 2000 sale of 81% of GATX's interest. Proceeds from the remaining 19% interest sold in December were not received until 2001.

PROCEEDS FROM OTHER ASSET SALES                                   $304.3 million

Proceeds from other asset sales included the receipt of $291.1 million from the sale-lease-back of railcars at Rail. Additional asset sales included the sale of approximately 400 railcars at Rail.

NET CASH PROVIDED BY FINANCING
ACTIVITIES OF CONTINUING OPERATIONS                               $602.2 million

Net cash provided by financing activities of continuing operations decreased $25.4 million compared to 1999. Record investment volume and capital additions were funded with proceeds from debt, cash from operations, and proceeds from asset sales, including the sale of Logistics.

GATX repurchased 1.4 million common shares for $48.0 million in addition to the
1.1 million shares purchased in 1999 for $34.6 million. Additionally, on January 26, 2001, the Board of Directors authorized management to purchase up to an additional 3.5 million shares of GATX's outstanding common stock.



GATX CORPORATION AND SUBSIDIARIES                                             29

LIQUIDITY AND CAPITAL RESOURCES

GATX Rail Corporation (GRC) and GATX Capital Corporation (GCC), both subsidiaries of GATX Corporation (GATX), have revolving credit facilities. GRC and GCC also have commercial paper programs and uncommitted money market lines that are used to fund operating needs. The GRC revolving credit facility expires in 2003 while GCC's revolving credit facility expires in 2001. Under covenants of the commercial paper programs and rating agency guidelines, GRC and GCC individually must keep unused revolving credit capacity at least equal to the amount of commercial paper outstanding. At December 31, 2000, GATX and its subsidiaries had available unused committed lines of credit amounting to $339.4 million.

GRC has a $650.0 million shelf registration for pass-through certificates and debt securities, of which $476.7 million had been issued. GCC has a shelf registration of $1.0 billion, of which $600.0 million had been issued.

As of December 31, 2000, GCC approved unfunded transactions totaling $2.1 billion, of which $1.2 billion is expected to fund in 2001. Once approved for funding, a transaction may not always be completed for various reasons or the investment may be shared with a partner or sold. Additionally, Rail has $124.1 million of commitments to acquire railcars in 2001.

At December 31, 2000, approximately $635.3 million of subsidiary net assets were restricted, limiting the ability of the subsidiaries to transfer assets to GATX in the form of loans, advances or dividends. The majority of net asset restrictions relate to the revolving credit agreement of GRC and the various loan agreements of GCC. Such restrictions are not expected to have an adverse impact on the ability of GATX to meet its cash obligations.

RISK MANAGEMENT AND MARKET SENSITIVE INSTRUMENTS

GATX, like most other companies, is exposed to certain market risks, including changes in interest rates and currency exchange rates. To manage these risks, GATX, pursuant to preestablished and preauthorized policies, enters into certain derivative transactions, principally interest rate swaps and currency swaps. These instruments and other derivatives are entered into for hedging purposes only. GATX does not hold or issue derivative financial instruments for speculative purposes.

GATX's interest expense is affected by changes in interest rates as a result of its use of variable rate debt instruments, including commercial paper and other floating rate debt. Based on GATX's variable rate debt at December 31, 2000, if market rates were to increase hypothetically by 10% of GATX's weighted average floating rate, after-tax interest expense would increase by approximately $5.6 million in 2001.

Changes in certain currency exchange rates would also affect GATX's reported earnings. Based on 2000 reported earnings from continuing operations, a uniform and hypothetical 10% strengthening in the U.S. dollar versus applicable foreign currencies would decrease after-tax income from continuing operations in 2001 by approximately $1.9 million.

The interpretation and analysis of the results from the hypothetical changes to interest rates and currency exchange rates should not be considered in isolation; such changes would typically have corresponding offsetting effects. For example, offsetting effects are present to the extent that floating rate debt is associated with floating rate assets.



30                                             GATX CORPORATION AND SUBSIDIARIES

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

GATX's policy is to monitor and actively address environmental concerns in a responsible manner. GATX has received notices from the U.S. Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) for study and cleanup costs at 13 sites under the requirements of the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (Superfund). Under these Acts and comparable state laws, GATX may be required to share in the cost to clean up various contaminated sites identified by the EPA and other agencies. GATX has also received notice that it is a PRP at one site to undertake a Natural Resource Damage Assessment. In all instances, GATX is one of a number of financially responsible PRPs and has been identified as contributing only a small percentage of the contamination at each of the sites. Due to various factors such as the required level of remediation or restoration and participation in cleanup or restoration efforts by others, GATX's total cleanup costs at these sites cannot be predicted with certainty; however, GATX's best estimates for remediation and restoration of these sites have been determined and are included in its environmental reserves.

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

GATX's environmental reserve at the end of 2000 was $83.2 million and reflects GATX's best estimate of the cost to remediate known environmental conditions. Additions to the reserve were $9.3 million and $11.7 million for 2000 and 1999, respectively. Expenditures charged to the reserve amounted to $11.8 million and $7.6 million in 2000 and 1999, respectively.

In 2000, GATX made capital expenditures of $8.1 million for environmental and regulatory compliance compared to $8.3 million in 1999. These projects included marine vapor recovery systems, discharge prevention compliance, wastewater systems, impervious dikes, tank modifications for emissions control, and tank car cleaning systems.

In November 2000, GATX entered into an agreement to sell substantially all of the U.S. terminals and pipeline assets, representing the bulk of Terminals' operations. The transaction is structured as a sale of the capital stock of Terminals. Under the terms of the agreement, various environmental liabilities associated with the terminals and pipeline assets will be assumed by the buyer. Excluding the liabilities associated with the sale of Terminals' operations, GATX's environmental reserve at the end of 2000 was $46.2 million.

FORWARD-LOOKING STATEMENTS

Many economists believe that the U.S. economy is entering a recessionary environment. Should a recession develop, GATX's prospective results would not be immune from the effects thereof if there were significant changes in demand for its services or assets provided. Certain statements in Management's Discussion and Analysis constitute forward-looking statements and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements. Although the company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, changes in the U.S. economy, changes in interest rates and changes in the markets served by GATX and its customers such as the aircraft, petroleum, chemical, rail, technology and steel industries.


GATX CORPORATION AND SUBSIDIARIES                                             31

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
                                                             2000      1999        1998         2000          1999           1998
IN MILLIONS, EXCEPT NUMBER OF SHARES/DECEMBER 31           DOLLARS    DOLLARS    DOLLARS       SHARES        SHARES         SHARES
------------------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK
Balance at beginning of period                           $   --       $   --     $    --        25,311         26,065        26,365
Conversion of preferred stock into common stock              --           --          --        (1,697)          (754)         (300)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                     --           --          --        23,614         25,311        26,065

COMMON STOCK
Balance at beginning of period                             34.5         34.3        34.1    55,198,346     54,822,163    54,480,556
Issuance of common stock                                     .5           .2          .2       813,905        372,413       340,107
Conversion of preferred stock into common stock              --           --          --         8,485          3,770         1,500
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                   35.0         34.5        34.3    56,020,736     55,198,346    54,822,163

TREASURY STOCK
Balance at beginning of period                            (81.4)       (46.8)      (46.8)   (6,599,047)    (5,538,230)   (5,539,440)
Purchase of common stock                                  (48.0)       (34.6)         --    (1,407,900)    (1,065,010)         --
Issuance of common stock                                     --           --          --         4,352          4,193         1,210
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                 (129.4)       (81.4)      (46.8)   (8,002,595)    (6,599,047)   (5,538,230)
                                                                                            ----------------------------------------
ADDITIONAL CAPITAL
Balance at beginning of period                            338.7        331.6       322.6
Issuance of common stock                                   27.4          7.1         9.0
-------------------------------------------------------------------------------------------
Balance at end of period                                  366.1        338.7       331.6

REINVESTED EARNINGS
Balance at beginning of period                            543.0        446.0       363.4
Net income                                                 66.6        151.3       131.9
Dividends declared                                        (57.4)       (54.3)      (49.3)
-------------------------------------------------------------------------------------------
Balance at end of period                                  552.2        543.0       446.0

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance at beginning of period                              1.2        (32.2)      (17.9)
Foreign currency translation (loss) gain                  (28.6)         5.1       (16.3)
Unrealized (loss) gain on securities, net                  (7.0)        28.3         2.0
-------------------------------------------------------------------------------------------
Balance at end of period                                  (34.4)         1.2       (32.2)
-------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                               $789.5       $836.0     $ 732.9
===========================================================================================

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

IN MILLIONS/YEAR ENDED DECEMBER 31                        2000         1999        1998
-------------------------------------------------------------------------------------------
Net income                                               $ 66.6       $151.3     $ 131.9
Other comprehensive (loss) income, net of tax:
  Foreign currency translation (loss) gain                (28.6)         5.1       (16.3)
  Unrealized (loss) gain on securities, net of
    reclassification adjustments(a)                        (7.0)        28.3         2.0
-------------------------------------------------------------------------------------------
Other comprehensive (loss) income                         (35.6)        33.4       (14.3)
-------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                     $ 31.0       $184.7     $ 117.6
===========================================================================================
(a) Reclassification adjustments:
      Unrealized gain on securities                      $ 24.6       $ 37.3     $   2.8
      Less--reclassification adjustments for
        gains realized included in net income             (31.6)        (9.0)        (.8)
-------------------------------------------------------------------------------------------
      Net unrealized (loss) gain on securities           $ (7.0)      $ 28.3     $   2.0
-------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


32                                             GATX CORPORATION AND SUBSIDIARIES

MANAGEMENT AND AUDITORS LETTERS

TO OUR SHAREHOLDERS

The management of GATX Corporation has prepared the accompanying consolidated financial statements and related information included in this 2000 Annual Report to Shareholders and has the primary responsibility for the integrity of this information. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include certain amounts which are based on estimates and informed judgments of management.

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

/s/ RONALD H. ZECH      /s/ BRIAN A. KENNEY            /s/  WILLIAM M. MUCKIAN
----------------------  -----------------------        ------------------------
    RONALD H. ZECH          BRIAN A. KENNEY                 WILLIAM M. MUCKIAN
CHAIRMAN AND CHIEF         VICE PRESIDENT AND                 CONTROLLER AND
EXECUTIVE OFFICER       CHIEF FINANCIAL OFFICER        CHIEF ACCOUNTING OFFICER

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF GATX CORPORATION

We have audited the accompanying consolidated balance sheets of GATX Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GATX Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


Chicago, Illinois
January 23, 2001                                        /s/ ERNST & YOUNG LLP
(except with respect to Note 17,
as to which the date is March 5, 2001)                  ERNST & YOUNG LLP


GATX CORPORATION AND SUBSIDIARIES                                             33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of GATX and its consolidated subsidiaries are discussed below.

CONSOLIDATION -- The consolidated financial statements include the accounts of GATX and its majority-owned subsidiaries. Investments in 20 to 50 percent-owned companies and joint ventures are accounted for under the equity method and are shown as investments in affiliated companies, with pretax operating results shown as share of affiliates' earnings.

CASH EQUIVALENTS -- GATX considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

OPERATING LEASE ASSETS AND FACILITIES -- Operating lease assets and facilities are stated principally at cost. Assets acquired under capital leases are included in operating lease assets and the related obligations are recorded as liabilities. Provisions for depreciation include the amortization of the cost of capital leases and are computed by the straight-line method which results in equal annual depreciation charges over the estimated useful lives of the assets. The estimated useful lives of depreciable assets are as follows:

--------------------------------------------------------------------------------
Railcars                                                          20-38 years
Locomotives                                                          28 years
Aircraft                                                             25 years
Technology equipment/software                                       2-5 years
Buildings and leasehold improvements                               5-40 years
Marine vessels                                                    15-50 years
Machinery and related equipment                                    3-20 years
--------------------------------------------------------------------------------

GOODWILL -- GATX has classified the cost in excess of the fair value of net assets acquired as goodwill. Goodwill, which is included in other assets, is being amortized on a straight-line basis over 10 to 40 years. GATX continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is recoverable from projected undiscounted net cash flows of the related business. Goodwill, net of accumulated amortization of $18.9 million and $17.2 million, was $56.6 million and $46.9 million as of December 31, 2000 and 1999, respectively. Amortization expense was $7.2 million, $3.4 million and $11.3 million in 2000, 1999, and 1998, respectively.

INCOME TAXES -- United States income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates that GATX intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $136.9 million at December 31, 2000.

OTHER DEFERRED ITEMS -- Other deferred items include the accrual for postretirement benefits other than pensions; environmental, general liability, litigation and workers' compensation reserves; and other deferred credits.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS -- GATX uses off-balance sheet financial instruments such as interest rate and currency swaps, forwards and similar contracts to set interest and exchange rates on existing or anticipated transactions. The fair values of GATX's off-balance sheet financial instruments (futures, swaps, forwards, options, guarantees, and lending and purchase commitments) are based on current market prices, settlement values or fees currently charged to enter into similar agreements.


34                                             GATX CORPORATION AND SUBSIDIARIES

The fair values of the hedge contracts are not recognized in the financial statements. Net amounts paid or received on such contracts are recognized over the term of the contract as an adjustment to interest expense or the basis of the hedged financial instrument.

ENVIRONMENTAL LIABILITIES -- Expenditures that relate to current or future operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to environmental reserves. Reserves are recorded in accordance with accounting guidelines to cover work at identified sites when GATX's liability for environmental cleanup is both probable and a reasonable estimate of associated costs can be made; adjustments to initial estimates are recorded as necessary.

REVENUE RECOGNITION -- The majority of GATX's gross income is derived from the rentals of railcars, commercial aircraft, technology equipment and marine vessels. In addition, income is derived from finance leases, asset remarketing, stock sales, secured loans, technology equipment sales, and other services.

FOREIGN CURRENCY TRANSLATION -- The assets and liabilities of GATX's operations located outside the United States are translated at exchange rates in effect at year end, and income statements are translated at the average exchange rates for the year. Adjustments resulting from the translation of foreign currency financial statements are deferred and recorded as a separate component of accumulated other comprehensive (loss) income in the shareholders' equity section of the balance sheet. The cumulative foreign currency translation adjustment was $(62.3) million and $(33.7) million at the end of 2000 and 1999, respectively.

INVESTMENTS IN EQUITY SECURITIES -- Financial Services' venture leasing portfolio includes stock warrants received from investee companies and common stock resulting from exercising the warrants. These securities are accounted for as available-for-sale in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. These securities are carried at fair value. Upon receipt, the fair value of stock warrants is generally not ascertainable due to the early-stage nature of the investee companies; accordingly, assigned values are nominal. For subsequent reporting, securities are carried at this nominal value until the investee's common stock becomes publicly traded. Unrealized gains and losses arising from marking the portfolio to fair value are included on a net-of-tax basis as a separate component of accumulated other comprehensive (loss) income. The unrealized gains on these securities were $27.9 million and $34.9 million at the end of 2000 and 1999, respectively.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

RECLASSIFICATIONS -- Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 presentation.

GATX CORPORATION AND SUBSIDIARIES                                             35

NEW ACCOUNTING PRONOUNCEMENTS -- Effective January 1, 2001, GATX will adopt SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the qualified nature of the hedge, changes in fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive
(loss) income. The change in fair value of the ineffective portion of a hedge will be immediately recognized in earnings. GATX believes that the adoption of SFAS No. 133, as amended, will have a material impact on the accounting for stock warrants. Under current accounting guidance, these items are generally accounted for as available-for-sale securities. Upon adoption of SFAS No. 133, as amended, these warrants must be accounted for as derivatives, with prospective changes in fair value recorded in current earnings.

As of December 31, 2000, a total of $27.9 million of unrealized gains, net of tax, was recorded in accumulated other comprehensive (loss) income. Of this amount, $2.5 million is from warrants and will be subject to SFAS No. 133 while the remaining $25.4 million represents stock held in the available-for-sale securities portfolio that will continue to be accounted for in accordance with SFAS No. 115.

Apart from warrants, GATX uses interest rate and currency swap agreements, and forward sale agreements, as hedges to manage its exposure to interest rate and currency exchange rate risk on existing and anticipated transactions. To qualify for hedge accounting under current accounting guidance, the derivative instrument must be identified with and reduce the risk arising from a specific transaction. Interest income or expense on interest rate swaps is accrued and recorded as an adjustment to the interest income or expense related to the hedged item. Realized and unrealized gains on currency swaps are deferred and included in the measurement of the hedged investment over the term of the contract. Fair value changes arising from forward sale agreements are deferred in the investment section of the balance sheet and recognized in other comprehensive (loss) income in stockholders' equity in conjunction with the designated hedged item. The application of SFAS No. 133, as amended, to derivative instruments other than warrants is not expected to have a material impact on GATX's consolidated financial statements.

36                                             GATX CORPORATION AND SUBSIDIARIES

NOTE 2  ACCOUNTING FOR LEASES

The following information pertains to GATX as a lessor:

FINANCE LEASES -- GATX's finance leases include direct financing leases and leveraged leases. Investment in direct financing leases consists of lease receivables, plus the estimated residual value of the equipment at the lease termination dates, less unearned income. Lease receivables represent the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.

Financing leases that are financed principally with nonrecourse borrowings at lease inception and that meet certain criteria are accounted for as leveraged leases. Leveraged lease receivables are stated net of the related nonrecourse debt. Initial unearned income represents the excess of anticipated cash flows (including estimated residual values, and net of the related debt service) over the original investment in the lease.

The components of the investment in finance leases were (in millions):

--------------------------------------------------------------------------------
DECEMBER 31                                        2000                  1999
--------------------------------------------------------------------------------

Net minimum future lease receivables              $ 800.7             $ 664.1
Estimated residual values                           368.4               262.7
                                                  1,169.1               926.8
Less--unearned income                              (290.8)             (281.1)
--------------------------------------------------------------------------------
Investment in finance leases                      $ 878.3             $ 645.7
================================================================================

OPERATING LEASES -- The majority of railcar assets and certain other equipment leases included in operating lease assets are accounted for as operating leases. Rental income from operating leases is usually reported on a straight-line basis over the term of the lease.

MINIMUM FUTURE RECEIPTS -- Minimum future lease receipts from finance leases and minimum future rental receipts from noncancelable operating leases by year at December 31, 2000 were (in millions):


--------------------------------------------------------------------------------
                                         FINANCE       OPERATING
                                          LEASES          LEASES          TOTAL
--------------------------------------------------------------------------------
   2001                                   $252.2         $ 788.3       $1,040.5
   2002                                    149.9           565.3          715.2
   2003                                     94.6           361.8          456.4
   2004                                     54.1           240.3          294.4
   2005                                     41.8           159.2          201.0
   Years thereafter                        208.1           406.0          614.1
--------------------------------------------------------------------------------
                                          $800.7        $2,520.9       $3,321.6
================================================================================


GATX CORPORATION AND SUBSIDIARIES                                            37

The following information pertains to GATX as a lessee:

CAPITAL LEASES -- Assets classified as operating lease assets and finance leases that have been financed under capital leases were (in millions):

--------------------------------------------------------------------------------
DECEMBER 31                             2000          1999

Railcars                              $ 149.5       $ 150.0
Marine vessels                          147.7         159.5
--------------------------------------------------------------------------------
                                        297.2         309.5
Less--allowance for depreciation       (192.2)       (194.0)
--------------------------------------------------------------------------------
                                        105.0         115.5
Finance leases                           19.4           6.9
--------------------------------------------------------------------------------
                                      $ 124.4       $ 122.4
================================================================================

OPERATING LEASES -- GATX has financed railcars, aircraft, and other assets through sale-leasebacks that are accounted for as operating leases. In addition, GATX leases certain other assets and office facilities. For one of the operating leases, a subsidiary of GATX has provided a guarantee to the lessor that the residual value will be the projected fair market value of the assets. Total rental expense for the years ended December 31, 2000, 1999, and 1998 was $178.7 million, $153.0 million, and $139.4 million, respectively.

FUTURE MINIMUM RENTAL PAYMENTS -- Future minimum rental payments due under noncancelable leases at December 31, 2000 were (in millions):


--------------------------------------------------------------------------------------------------------
                                                                                            NONRECOURSE
                                                              CAPITAL       OPERATING         OPERATING
                                                               LEASES          LEASES            LEASES
--------------------------------------------------------------------------------------------------------
2001                                                            $30.3         $ 130.3             $39.9
2002                                                             30.0           138.3              37.4
2003                                                             28.1           130.7              40.0
2004                                                             23.3           129.8              39.9
2005                                                             18.3           138.0              41.5
Years thereafter                                                117.8         1,394.3             559.6
--------------------------------------------------------------------------------------------------------
                                                               $247.8        $2,061.4            $758.3
Less--amounts representing interest                             (83.6)
--------------------------------------------------------------------------------------------------------
Present value of future minimum capital lease payments         $164.2
========================================================================================================


The above capital lease amounts and certain operating leases do not include the costs of licenses, taxes, insurance, and maintenance that GATX is required to pay. Interest expense on the above capital leases was $14.4 million in 2000, $14.6 million in 1999, and $16.1 million in 1998.

The amounts shown as nonrecourse operating leases reflect rental payments of three bankruptcy remote, special-purpose corporations that are wholly-owned by GATX. These rentals are consolidated for accounting purposes, but do not represent legal obligations of GATX.


38                                             GATX CORPORATION AND SUBSIDIARIES

NOTE 3 SECURED LOANS

Secured loans are recorded at the principal amount outstanding plus accrued interest. The loan portfolio is reviewed regularly, and a loan is classified as impaired and written down when it is probable that GATX will be unable to collect all amounts due under the loan agreement. Since most loans are collateralized, impairment is generally measured as the amount the recorded investment in the loan exceeds the fair value of the collateral, and any adjustment is considered in determining the provision for possible losses. Interest income is not recognized on impaired loans until the outstanding principal is recovered.

The types of loans in GATX's portfolio are as follows (in millions):

DECEMBER 31                                                2000        1999
--------------------------------------------------------------------------------
Equipment                                                $ 368.5    $ 245.7
Venture                                                    254.4      102.7
Golf courses                                                11.2        9.6
--------------------------------------------------------------------------------
Total investments                                        $ 634.1    $ 358.0
--------------------------------------------------------------------------------
Impaired loans (included in total)                       $  62.9    $  22.3
================================================================================

At December 31, 2000, secured loan principal due by year was as follows (in millions):

--------------------------------------------------------------------------------
                                                                LOAN PRINCIPAL

2001                                                                $171.1
2002                                                                 109.8
2003                                                                  98.9
2004                                                                  51.1
2005                                                                  19.1
Years thereafter                                                     184.1
--------------------------------------------------------------------------------
                                                                    $634.1
================================================================================

NOTE 4 INVESTMENTS IN AFFILIATED COMPANIES

GATX has investments in 25 to 50 percent-owned companies and joint ventures that are accounted for using the equity method. These domestic and foreign investments are in businesses similar to those of GATX's principal subsidiaries. Distributions received from such affiliates were $119.7 million, $68.3 million, and $162.4 million in 2000, 1999 and 1998, respectively. These distributions reflect both operating results and return of principal.

For all affiliated companies held at the end of a year, operating results, as if GATX held 100 percent interest, were (in millions):

--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                    2000            1999           1998
--------------------------------------------------------------------------------
Gross income                           $ 717.2         $ 603.5         $ 448.5
Pretax income                            203.4           145.4           116.1
--------------------------------------------------------------------------------


GATX CORPORATION AND SUBSIDIARIES                                             39

For all affiliated companies held at the end of a year, summarized balance sheet data, as if GATX held 100 percent interest, were (in millions):

--------------------------------------------------------------------------------
DECEMBER 31                                              2000          1999
--------------------------------------------------------------------------------
Total assets                                          $5,209.2        $4,327.6
Long-term liabilities                                  2,164.6         1,683.1
Other liabilities                                        623.5           554.2
--------------------------------------------------------------------------------
Shareholders' equity                                  $2,421.1        $2,090.3
================================================================================

NOTE 5 FOREIGN OPERATIONS

GATX has a number of investments in subsidiaries and affiliated companies that are located in or derive revenues from foreign countries. Foreign entities contribute significantly to share of affiliates' earnings. The foreign identifiable assets represent investments in affiliated companies as well as fully consolidated assets for Canadian and Mexican railcar operations, and foreign lease, loan and other investments.


IN MILLIONS, YEAR ENDED OR AT DECEMBER 31         2000       1999       1998
--------------------------------------------------------------------------------
REVENUES
Foreign                                         $  212.9   $  164.1   $  183.2
United States                                    1,098.9    1,030.9    1,031.9
--------------------------------------------------------------------------------
                                                $1,311.8   $1,195.0   $1,215.1
================================================================================

SHARE OF AFFILIATES' EARNINGS
Foreign                                         $   44.7   $   29.3   $   19.9
United States                                       34.3       35.2       28.6
--------------------------------------------------------------------------------
                                                $   79.0   $   64.5   $   48.5
================================================================================

IDENTIFIABLE ASSETS FOR CONTINUING OPERATIONS
Foreign                                         $1,200.3   $  943.9   $  702.2
United States                                    4,432.5    3,783.0    3,217.8
--------------------------------------------------------------------------------
                                                $5,632.8   $4,726.9   $3,920.0
================================================================================


Foreign cash flows generated are used to meet local operating needs and for reinvestment. The translation of the foreign balance sheets into U.S. dollars results in an unrealized foreign currency translation adjustment, a component of accumulated other comprehensive (loss) income.

NOTE 6 SHORT-TERM DEBT AND LINES OF CREDIT

Short-term debt (in millions) and weighted average interest rates as of year end were:


--------------------------------------------------------------------------------
                                      2000       2000       1999        1999
DECEMBER 31                          AMOUNT      RATE      AMOUNT       RATE
--------------------------------------------------------------------------------
Commercial paper                   $  345.6      7.62%   $  261.5       6.65%
Other short-term borrowings           211.6      7.86%      115.5       6.53%
--------------------------------------------------------------------------------
                                   $  557.2              $  377.0
================================================================================


40                                             GATX CORPORATION AND SUBSIDIARIES

Under a revolving credit agreement with a group of banks, GATX Rail Corporation
(GRC) may borrow up to $350.0 million. While at year end no borrowings were outstanding, availability under the credit line was reduced by $172.0 million of commercial paper outstanding. GRC also had borrowings of $65.0 million under unsecured money market lines at December 31, 2000.

GATX Capital Corporation (GCC) and one of its wholly-owned subsidiaries have commitments under credit agreements with a group of banks for revolving credit loans totaling $335.0 million of which $161.4 million was available at December 31, 2000; availability under the credit line was reduced by $173.6 million of commercial paper outstanding.

Both GRC's and GCC's primary revolving credit agreements contain various restrictive covenants, including dividend restrictions and requirements to maintain a defined minimum net worth and certain financial ratios. Both GRC and GCC met all credit agreement requirements at December 31, 2000.

Interest expense on short-term debt was $31.7 million in 2000, $25.1 million in 1999, and $23.5 million in 1998. The portion of interest expense allocated to discontinued operations was $5.8 million, $2.2 million and $1.4 million for 2000, 1999 and 1998, respectively.

NOTE  7  Long-Term Debt

Long-term debt (in millions) and the range of interest rates as of year end were:

                                 INTEREST        FINAL
DECEMBER 31                         RATES     MATURITY         2000         1999
--------------------------------------------------------------------------------
VARIABLE RATE
Term notes                    5.23%- 7.76%   2001-2005   $    829.2   $    388.0
Nonrecourse obligations       6.19%- 8.38%   2002-2015         91.2         28.7
--------------------------------------------------------------------------------
                                                              920.4        416.7
--------------------------------------------------------------------------------
FIXED RATE
Term notes                    5.88%-10.45%   2001-2011      2,264.7      2,297.2
Nonrecourse obligations       6.28%-10.70%   2001-2005        403.0        390.1
--------------------------------------------------------------------------------
                                                            2,667.7      2,687.3
--------------------------------------------------------------------------------
                                                         $  3,588.1   $  3,104.0
================================================================================

   Maturities of GATX's long-term debt as of December 31, 2000 for the next five years were (in millions):

                                                                      MATURITIES
--------------------------------------------------------------------------------
2001                                                                      $693.7
2002                                                                       701.2
2003                                                                       771.1
2004                                                                       313.7
2005                                                                       216.3

At December 31, 2000, certain technology assets, aircraft, railcars, and other equipment with a net carrying value of $929.7 million were pledged as collateral for $587.1 million of notes and bonds.

GATX CORPORATION AND SUBSIDIARIES                                             41

Interest expense on long-term debt, net of capitalized interest, was $253.5 million in 2000, $191.9 million in 1999, and $194.9 million in 1998. Interest expense capitalized as part of the cost of construction of major assets was $10.6 million in 2000, $4.6 million in 1999, and $3.3 million in 1998. The portion of the interest allocated to discontinued operations was $51.2 million, $49.5 million, and $52.6 million for 2000, 1999 and 1998, respectively.

NOTE 8 OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, GATX utilizes off-balance sheet financial instruments to manage financial market risk, including interest rate and foreign exchange risk.

At December 31, 2000, GATX had the following off-balance sheet financial instruments (in millions):


------------------------------------------------------------------------------------------------------------------------
                                                NOTIONAL            PAY RATE/              RECEIVE
                                                  AMOUNT               INDEX            RATE/INDEX         MATURITY
------------------------------------------------------------------------------------------------------------------------

INTEREST RATE SWAPS
GATX pays fixed, receives floating                $384.3          4.93-7.54%     libor-libor+1.57%        2001-2011
GATX pays floating, receives fixed                 285.0    libor-libor+.75%            5.90-7.20%        2001-2006


------------------------------------------------------------------------------------------------------------------------


                                                                        RECEIVE         DELIVER             MATURITY
------------------------------------------------------------------------------------------------------------------------
CURRENCY SWAPS AND FORWARDS
Canadian dollar swaps                                                    $137.8         c$188.9            2001-2013
Euro forward                                                             $ 28.7       Euro 24.5                 2011
Deutsche mark forwards                                                   $ 46.8          84.3DM                 2002

------------------------------------------------------------------------------------------------------------------------

Following is a summary of GATX's interest rate hedge activity (in millions):

                                                         PAY FIXED  PAY FLOATING
--------------------------------------------------------------------------------
INTEREST RATE SWAPS
Balance at January 1, 1999                                 $  772.8    $  702.0
Additions                                                      85.3          --
Maturities                                                   (262.9)      (10.0)
--------------------------------------------------------------------------------
Balance at December 31, 1999                                  595.2       692.0
Additions                                                     206.7       150.0
Maturities                                                   (417.6)     (557.0)
--------------------------------------------------------------------------------
Balance at December 31, 2000                               $  384.3    $  285.0
================================================================================


GATX uses interest rate swaps and forward starting interest rate swaps to convert floating rate debt to fixed rate debt and to manage the floating/fixed rate mix of the debt portfolio. GATX also uses forward starting interest rate swaps and treasury derivatives to manage interest rate risk associated with the anticipated issuance of debt.

Historically, GRC had a program that utilized interest rate swaps to match the cash flow characteristics of its debt portfolio and its railcar leases. The interest rate swaps effectively converted GRC's long-term fixed rate debt to debt with maturities of three months to five years, matching the terms of the railcar leases. During 2000, GRC terminated this program and implemented a new program that utilizes interest rate swaps to achieve a target level of floating interest rate exposure in its debt portfolio to reduce income volatility over the long-term. GCC uses interest rate swaps in addition to commercial paper and floating rate medium-term notes to match fund its floating rate lease and loan portfolio with floating rate borrowings.

42                                             GATX CORPORATION AND SUBSIDIARIES

The net amount payable or receivable from the interest rate swap agreements is accrued as an adjustment to interest expense. The fair value of interest rate swap agreements is determined based on the differences between the contractual rate of interest and the rates currently quoted for agreements of similar terms and maturities. The fair value of the interest rate swaps was $1.0 million at December 31, 2000 and $4.9 million at December 31, 1999.

GATX has entered into currency swaps and forwards to hedge $137.8 million of debt obligations of its Canadian subsidiaries, $46.8 million in debt obligations associated with a German joint venture and $28.7 million in future euro receipts for a leveraged lease transaction. The fair value of the aggregate of currency swap and forward agreements was $26.9 million at December 31, 2000 and $6.0 million at December 31, 1999.

In the event that a counterparty fails to meet the terms of the interest rate swap agreement or a foreign exchange contract, GATX's exposure is limited to the interest rate or currency differential. GATX manages the credit risk of counterparties by dealing only with institutions that the company considers financially sound and by avoiding concentrations of risk with a single counterparty. GATX considers the risk of non-performance to be remote.

NOTE  9  FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS
The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate the fair value of financial instruments:

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

The fair value of fixed rate long-term debt was estimated by performing a discounted cash flow calculation using the term and market interest rate for each note based on GATX's current incremental borrowing rates for similar borrowing arrangements. Portions of fixed rate long-term debt have effectively been converted to floating rate debt by utilizing interest rate swaps (GATX pays floating rate interest, receives fixed rate interest), as described in Note 8. In such instances, the increase (decrease) in the fair value of the fixed rate long-term debt would be offset in part by the increase (decrease) in the fair value of the interest rate swap.

The following table sets forth the carrying amounts and fair values of the company's fixed rate instruments (in millions):

                                     2000        2000        1999        1999
                                 CARRYING        FAIR    CARRYING        FAIR
DECEMBER 31                        AMOUNT       VALUE      AMOUNT       VALUE
-----------------------------------------------------------------------------
Secured loans--fixed             $  623.5    $  606.2    $  292.2    $  290.1
Long-term debt--fixed             2,667.7     2,610.4     2,687.3     2,621.4



GATX CORPORATION AND SUBSIDIARIES                                             43

NOTE 10  PENSION AND OTHER POSTRETIREMENT BENEFITS

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

The following tables set forth pension obligations and plan assets as of December 31 and other postretirement obligations for continuing operations as of December 31 (in millions):


---------------------------------------------------------------------------------------------------------
                                                      2000       1999              2000              1999
                                                   PENSION    PENSION    RETIREE HEALTH    RETIREE HEALTH
                                                  BENEFITS   BENEFITS          AND LIFE          AND LIFE
---------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of period          $312.2      $304.6            $ 50.3            $ 51.0
Service cost                                          8.3         7.4                .3                .3
Interest cost                                        21.8        20.6               3.4               3.4
Plan amendments                                        .7          --                --                --
Actuarial loss                                       (8.7)        1.6              (1.6)               .9
Benefits paid                                       (22.0)      (22.0)             (4.9)             (5.3)
---------------------------------------------------------------------------------------------------------
Benefit obligation at end of period                $312.3      $312.2            $ 47.5            $ 50.3
---------------------------------------------------------------------------------------------------------

CHANGE IN FAIR VALUE OF PLAN ASSETS
Plan assets at beginning of period                 $353.5      $325.8            $   --            $   --
Actual return on plan assets                         (7.5)       49.2                --                --
Company contributions                                  .5          .5               4.9               5.3
Benefits paid                                       (22.0)      (22.0)             (4.9)             (5.3)
---------------------------------------------------------------------------------------------------------
Plan assets at end of period                       $324.5      $353.5            $   --            $   --
=========================================================================================================

FUNDED STATUS
Funded status of the plan                          $ 12.2      $ 41.3            $(47.5)           $(50.3)
Unrecognized net gain                               (22.3)      (46.9)            (14.7)            (14.7)
Unrecognized prior service cost                       2.0         1.8                --                --
Unrecognized net transition (asset) obligation        (.1)        (.2)               .4                .4
---------------------------------------------------------------------------------------------------------
Accrued cost                                       $ (8.2)     $ (4.0)           $(61.8)           $(64.6)
=========================================================================================================

AMOUNT RECOGNIZED
Prepaid benefit cost                               $  1.4      $  3.6            $   --            $   --
Accrued benefit liability                            (9.6)       (9.3)            (56.2)            (65.0)
Intangible asset                                       --         1.7              (5.6)               .4
---------------------------------------------------------------------------------------------------------
Total recognized                                   $ (8.2)     $ (4.0)           $(61.8)           $(64.6)
=========================================================================================================



44                                             GATX CORPORATION AND SUBSIDIARIES

The components of pension and other postretirement benefit costs are as follows (in millions):


---------------------------------------------------------------------------------------------------------------
                             2000        1999       1998              2000              1999              1998
                          PENSION     PENSION    PENSION    RETIREE HEALTH    RETIREE HEALTH    RETIREE HEALTH
                         BENEFITS    BENEFITS   BENEFITS          AND LIFE          AND LIFE          AND LIFE
---------------------------------------------------------------------------------------------------------------
Service cost             $  8.3     $  7.4     $  5.9          $   .3                $   .3         $   .2
Interest cost              21.8       20.6       20.4             3.4                   3.4            3.6
Expected return on
 plan assets              (26.1)     (23.9)     (22.6)             --                    --             --
Amortization of:
 Unrecognized prior
   service cost              .4         .4         .4              --                    --             --
 Unrecognized net
   loss (gain)               .3         .2         .1             (.3)                  (.2)           (.6)
 Unrecognized net
   (asset) obligation        --        (.1)        --              --                    .1             --
---------------------------------------------------------------------------------------------------------------
Net costs                $  4.7     $  4.6     $  4.2          $  3.4                $  3.6         $  3.2
===============================================================================================================

Postretirement benefit costs are for continuing operations only. Pension costs include $1.2 million, $1.4 million and $1.2 million related to discontinued operations for the years ended December 31, 2000, 1999 and 1998, respectively.

GATX amortizes the prior service cost using a straight-line method over the average remaining service period of employees to receive benefits under the plan.

Assumptions as of December 31:

--------------------------------------------------------------------------------------------------
                                         2000           1999              2000              1999
                                      PENSION        PENSION    RETIREE HEALTH    RETIREE HEALTH
                                     BENEFITS       BENEFITS          AND LIFE          AND LIFE
--------------------------------------------------------------------------------------------------
Discount rate                          7.50%          7.00%           7.50%           7.00%
Expected return on plan assets         8.75%          8.75%            N/A             N/A
Rate of compensation increases         5.00%          5.00%           5.00%           5.00%
===================================================================================================


The assumed health care cost trend rate was 5.0% for participants over the age of 65 and 6.0% for participants under the age of 65 for 2000 and thereafter. The health care cost trend rate has a significant effect on the other postretirement benefit cost and obligation. A 1% increase in the trend rate would increase the cost by $.3 million and the obligation by $3.8 million. A 1% decrease in the trend rate would decrease the cost by $.3 million and the obligation by $3.4 million.

In addition to contributions to its defined benefit plans, GATX maintains two 401(k) retirement plans that are available to substantially all salaried and certain other employee groups. GATX may contribute to the plans as defined by their respective terms. Contributions to such plans for continuing operations were $1.8 million, $1.6 million, and $1.5 million for 2000, 1999, and 1998, respectively.

GATX CORPORATION AND SUBSIDIARIES                                             45

NOTE 11 INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of GATX's deferred tax liabilities and assets were (in millions):

----------------------------------------------------------------------------
DECEMBER 31                                               2000       1999
----------------------------------------------------------------------------

DEFERRED TAX LIABILITIES
Book/tax basis difference due to depreciation          $  197.5   $  211.0
Leveraged leases                                           80.6       58.3
Investment in joint ventures                               67.9      101.8
Lease accounting (other than leveraged)                   192.3       99.2
Other                                                      67.2       58.0
----------------------------------------------------------------------------
 Total deferred tax liabilities                           605.5      528.3

DEFERRED TAX ASSETS
Alternative minimum tax credit                             18.9       16.4
Accruals not currently deductible for tax purposes         82.9       24.4
Allowance for possible losses                              37.0       44.3
Postretirement benefits other than pensions                21.6       22.5
Other                                                      34.3       32.6
----------------------------------------------------------------------------
 Total deferred tax assets                                194.7      140.2
----------------------------------------------------------------------------
 Net deferred tax liabilities                          $  410.8   $  388.1
============================================================================


At December 31, 2000, GATX had an alternative minimum tax credit of $67.5 million, of which $48.6 million is included as part of net assets of discontinued operations. The credit can be carried forward indefinitely to reduce future regular tax liabilities.


46                                             GATX CORPORATION AND SUBSIDIARIES

GATX and its United States subsidiaries file a consolidated federal income tax return. Amounts shown as Current -- Federal represent taxes payable as determined by the Alternative Minimum Tax. Income taxes for continuing operations consisted of (in millions):


--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31             2000               1999              1998
--------------------------------------------------------------------------------

CURRENT
Domestic:
 Federal                         $ (18.5)          $  14.4            $  40.5
 State and local                     3.1               4.0                4.1
--------------------------------------------------------------------------------
                                   (15.4)             18.4               44.6
Foreign                             11.3              11.4                5.8
--------------------------------------------------------------------------------
                                    (4.1)             29.8               50.4
DEFERRED
Domestic:
 Federal                            24.5              44.6               22.7
 State and local                    (2.4)              5.7                6.8
--------------------------------------------------------------------------------
                                    22.1              50.3               29.5
Foreign                              4.7               2.7                6.1
--------------------------------------------------------------------------------
                                    26.8              53.0               35.6
--------------------------------------------------------------------------------
Income tax expense               $  22.7           $  82.8            $  86.0
--------------------------------------------------------------------------------
Income taxes (refunded) paid     $ (18.3)          $  28.7            $  47.9
--------------------------------------------------------------------------------


The reasons for the difference between GATX's effective income tax rate and the federal statutory income tax rate were:

--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                  2000             1999          1998
--------------------------------------------------------------------------------

Federal statutory income tax rate       35.0%           35.0%          35.0%
Add effect of:
 State income taxes                      1.3             3.0            3.6
 Foreign income                          4.4             1.5            2.1
 Other                                   1.7              .1            2.3
--------------------------------------------------------------------------------
Effective income tax rate               42.4%           39.6%          43.0%
================================================================================


GATX CORPORATION AND SUBSIDIARIES                                             47

NOTE 12 SHAREHOLDERS' EQUITY

In 1998, the company's shareholders approved an amendment to GATX's certificate of incorporation that increased authorized shares of common stock from 60 million to 120 million shares and effected a two-for-one stock split, in the form of a stock dividend. Par value remained at $.625 per share after the split. All share and per share amounts in the accompanying consolidated financial statements have been restated accordingly.

GATX's certificate of incorporation also authorizes 5 million shares of preferred stock at a par value of $1.00 per share. Shares of preferred stock issued and outstanding consist of Series A and B $2.50 cumulative convertible preferred stock, which entitles holders to a cumulative annual cash dividend of $2.50 per share. Each share of such preferred stock may be called for redemption by GATX at $63 per share, has a liquidating value of $60 per share, and may be converted into five shares of common stock.

Holders of both series of $2.50 convertible preferred stock and common stock are entitled to one vote for each share held. Except in certain instances, all such classes vote together as a single class.

A total of 9,184,361 shares of common stock were reserved at December 31, 2000, for the following:

--------------------------------------------------------------------------------
                                                              SHARES
--------------------------------------------------------------------------------
Conversion of outstanding preferred stock                    115,613
Incentive compensation programs                            5,450,755
Employee service awards                                       36,250
Employee stock purchase plan                               3,581,743
--------------------------------------------------------------------------------
                                                           9,184,361
--------------------------------------------------------------------------------

In an effort to ensure the fair value to all shareholders in the event of an unsolicited takeover offer for the company, GATX adopted a Shareholders' Rights Plan in August 1998. Shareholders received a distribution of one right for each share of the company's common stock held. Initially the rights are represented by GATX's common stock certificates and are not exercisable. The rights will be exercisable only if a person acquires or announces a tender offer that would result in beneficial ownership of 20 percent or more of the company's common stock. If a person acquires beneficial ownership of 20 percent or more of the company's common stock, all holders of rights other than the acquiring person will be entitled to purchase the company's common stock at half price. The rights are scheduled to expire on August 14, 2008.

NOTE 13 INCENTIVE COMPENSATION PLANS

The GATX Corporation 1995 Long Term Incentive Compensation Plan (the 1995 Plan) contains provisions for the granting of nonqualified stock options, incentive stock options, stock appreciation rights (SARs), cash and common stock individual performance units (IPUs), restricted stock rights, restricted common stock, performance awards and exchange stock options. An aggregate of 5,000,000 shares of common stock may be issued under the 1995 Plan. As of December 31, 2000, 1,758,015 shares were available for issuance under the 1995 Plan.


48                                             GATX CORPORATION AND SUBSIDIARIES

Nonqualified stock options and incentive stock options may be granted for the purchase of common stock for periods not longer than ten years from the date of grant. The exercise price will not be less than the higher of market value at date of grant or par value of the common stock. All options become exercisable commencing on a date no earlier than one year from the date of grant.

IPUs may be granted to key employees and, if predetermined performance goals are met, will be redeemed in cash and common stock, as applicable, with the redemption value determined in part by the fair market value of the common stock as of the date of redemption and in part by the extent to which preestablished performance goals have been achieved. A total of 44,842 IPUs were granted during 2000 and 79,477 IPUs in total were outstanding at the end of the year. In 2000, 9,881 shares of common stock and $.2 million in cash were paid to the participants in redemption of previously issued IPUs.

Restricted stock rights may be granted to key employees entitling them to receive a specified number of shares of restricted common stock. The recipients of restricted common stock are entitled to all dividends and voting rights, but the shares are not transferable prior to the expiration of a "restriction period" as determined at the discretion of the Compensation Committee of the Board of Directors. Performance Awards are granted to employees who have been granted restricted stock rights or restricted common stock, but these Awards may not exceed the market value of the restricted common stock when restrictions lapse. The Performance Awards provide cash payments if certain criteria and earnings goals are met over a predetermined period. During 2000, three grants totaling 1,500 shares of restricted stock were made.

The Exchange Stock Option Program became part of the 1995 Plan in 1999 and allows key employees to make an irrevocable election to exchange up to 25% of their pensionable incentive payments for stock options, with a minimum contribution of $5,000 in any calendar year. The purchase price of the options is based on a percentage of the Black-Scholes value of stock options of GATX common stock as specified by the Compensation Committee. Exchange Stock Options are granted in January and are exercisable immediately following grant thereof. All Exchange Stock Options will terminate on the tenth anniversary of the date of grant. The exercise price of the options is the fair market value of the common stock on the grant date. In January 2001, 70,275 options were granted for the year 2000.

Under the GATX Employee Stock Purchase Plan, which became effective July 1, 1999, GATX is authorized to issue up to 247,167 shares of common stock to eligible employees during the calendar year. Such employees may have up to $10,000 of earnings withheld to purchase GATX common stock. The purchase price of the stock on the date of exercise is 85% of the lesser of its market price at the beginning or end of the plan year. In accordance with the plan, GATX sold 77,964 shares to employees in 2000.

Stock options are outstanding under the GATX Corporation 1985 Long Term Incentive Compensation Plan (the 1985 Plan), as amended, but no additional options, stock or awards may be issued thereunder.


GATX CORPORATION AND SUBSIDIARIES                                             49

Data with respect to both the 1985 Plan and the 1995 Plan, including the range of exercise prices per share for 2000 and 1999, are set forth below:

----------------------------------------------------------------------------------------------
NUMBER OF SHARES UNDER STOCK OPTION PLANS                 2000          1999   PRICE PER SHARE
----------------------------------------------------------------------------------------------
Outstanding at January 1                               3,651,100     3,388,275    $9.97-39.75
Granted                                                  881,871       591,050    28.69-36.22
Exercised                                               (811,903)     (272,550)    9.97-39.72
Canceled                                                (263,026)      (55,675)   12.75-39.72
----------------------------------------------------------------------------------------------
Outstanding at December 31                             3,458,042     3,651,100    $9.97-39.75
----------------------------------------------------------------------------------------------

Outstanding at December 31, by year granted:
1990                                                        --          56,000    $      9.97
1991                                                      49,000       168,000          14.00
1992                                                      98,200       153,200          12.75
1993                                                     141,500       259,800          18.84
1994                                                     224,900       372,100          20.91
1995                                                     270,576       451,100    23.78-25.28
1996                                                     480,763       593,800    23.16-24.91
1997                                                     427,970       510,350    27.44-33.47
1998                                                     434,262       504,200    33.38-39.72
1999                                                     500,100       582,550    30.78-39.75
2000                                                     830,771          --      28.69-36.22
----------------------------------------------------------------------------------------------
Total                                                  3,458,042     3,651,100    $9.97-39.75
=============================================================================================
Options exercisable at December 31                     2,365,356     2,691,175
Options available for future grant at December 31      1,758,015     2,388,041
=============================================================================================


ACCOUNTING FOR STOCK OPTIONS -- GATX has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options. Under these guidelines, no compensation expense is recognized because the exercise price of GATX's employee stock options equals the market price of the underlying stock on the measurement date.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, Accounting for Stock-Based Compensation, and has been determined as if GATX had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2000, 1999 and 1998: dividend yield of 2.8%, 3.1% and 3.1%, respectively; volatility factor of the expected market price of GATX's common stock of .23,
 .20 and .19, respectively; expected life of the option of five years, six years and six years, respectively; and weighted average risk-free interest rate of 5.0%, 6.5% and 4.8%, respectively.

The Black-Scholes model, one of the most frequently referenced models to value options, was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because GATX's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

50                                            GATX CORPORATION AND SUBSIDIARIES

For purposes of this pro forma disclosure, the estimated fair value of the options is amortized to expense over the option vesting period. The resultant pro forma net income and earnings per share were (in millions, except for earnings per share information):

-----------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                          2000        1999       1998

Pro forma net income                         $  62.3     $ 148.5     $ 129.8
Pro forma earnings per share:
 Basic                                       $  1.30     $  3.01     $  2.64
 Diluted                                     $  1.28     $  2.95     $  2.57
-----------------------------------------------------------------------------

NOTE 14 COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK
GATX's revenues are derived from a wide range of industries and companies. Approximately 19% of total revenues are generated from the transportation of products for the chemical industry; for similar services, 11% of revenues are derived from the petroleum industry. In addition, approximately 17% of GATX's assets consist of commercial aircraft operated by various domestic and international airlines.

Under its lease agreements, GATX retains legal ownership of the asset except where such assets have been financed by sale-leasebacks. With most loan financings, the loan is collateralized by the equipment. GATX performs credit evaluations prior to approval of a lease or loan contract. Subsequently, the creditworthiness of the customer and the value of the collateral are monitored on an ongoing basis. GATX maintains an allowance for possible losses and other reserves to provide for potential losses that could arise should customers become unable to discharge their obligations to GATX and to provide for permanent declines in investment value.

At December 31, 2000, GATX and its aircraft joint ventures had commitments of $1.2 billion for orders and options for interests in 63 new aircraft to be delivered between 2001 and 2006. GATX also had other firm commitments totaling $124.1 million to acquire railcars in 2001.

GATX's subsidiaries had $405.3 million of residual and rental guarantees outstanding at December 31, 2000. Guarantees are commitments issued to guarantee performance of an affiliate to a third party, generally in the form of lease and loan payment guarantees, or to guarantee the value of an asset at the end of a lease. Lease and loan payment guarantees generally involve guaranteeing repayment of the financing required to acquire assets being leased by an affiliate to third parties, and are in lieu of making direct equity investments in the affiliate. Asset residual value guarantees represent GATX Capital Corporation's commitment to a third party that an asset or group of assets will be worth a specified amount at the end of a lease term. Exposure to certain supplier and loan payment guarantees at GATX's subsidiaries is mitigated by, among other things, a third-party cross guaranty. Based on known and expected market conditions, management does not believe that the asset residual value guarantees will result in any adverse financial impact to GATX.

GATX's subsidiaries are also parties to letters of credit and bonds totaling $30.5 million and $38.3 million at December 31, 2000 and 1999, respectively. In GATX's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance sheet instruments because performance is not expected to be required, and, therefore, is of the opinion that the fair value of these instruments is zero.

GATX CORPORATION AND SUBSIDIARIES                                            51

GATX and its subsidiaries are engaged in various matters of litigation and have a number of unresolved claims pending, including proceedings under governmental laws and regulations related to environmental matters. While the amounts claimed are substantial, and the ultimate liability with respect to such litigation and claims cannot be determined at this time, it is the opinion of management that amounts, if any, required to be paid by GATX and its subsidiaries in the discharge of such liabilities, are not likely to be material to GATX's consolidated financial position or results of operations.

NOTE  15  DISCONTINUED OPERATIONS

In May 2000, GATX sold 81% of GATX Logistics, Inc. (Logistics), a member of the GATX Integrated Solutions Group (ISG) segment. The remaining 19% of Logistics was sold in December 2000. In July 2000, GATX announced its intent to sell GATX Terminals Corporation (Terminals), a member of ISG, and reached an agreement in November to sell substantially all of the U.S. terminals and pipeline assets, representing the bulk of Terminals' operations. A portion of this transaction closed in March 2001 and the remainder is expected to close following regulatory approval. GATX expects to complete the divestiture of the remaining terminals and supply chain businesses in 2001.

The overall sale of ISG is expected to generate a net gain. Losses on individual asset sales incurred after the measurement date have been deferred and will be recognized as a reduction of the overall gain realized on the sale. The sale of Logistics generated an after-tax gain, of which $8.4 million was recognized in 2000. The Logistics gain was recognized in the current period as the transaction occurred prior to the measurement date for discontinued operations treatment.
An additional $4.2 million after-tax gain will be recognized in the first quarter of 2001 on the sale of Logistics.

GATX's financial statements have been restated to reflect the ISG segment as a discontinued operation for all periods presented. Corporate allocations to discontinued operations were for services provided. Operating results include interest expense on debt to be assumed by the buyer and an allocation of the interest expense on GATX's general credit facilities based on actual historical financing requirements.

Operating results of the discontinued ISG operation are presented below (in millions):


YEAR ENDED DECEMBER 31                                    2000     1999     1998
--------------------------------------------------------------------------------
Gross income                                            $469.9   $599.4   $586.5
Income, net of income taxes of $16.8, $19.8 and $13.9     27.4     25.0     17.7

Assets and liabilities of the discontinued operations are summarized below (in millions):

DECEMBER 31                                                        2000     1999
--------------------------------------------------------------------------------
Accounts receivable, net                                         $ 41.5   $ 70.6
Tank storage terminals, pipelines and other, net                  856.6    754.3
Investment in affiliated companies                                 73.9    199.8
Other assets                                                       67.5    115.2

Accounts payable and accrued expenses                              64.9    112.4
Long-term debt                                                    147.8    152.8
Deferred items                                                    195.9    172.4

--------------------------------------------------------------------------------
NET ASSETS OF DISCONTINUED OPERATIONS                            $630.9   $702.3
================================================================================

52                                            GATX CORPORATION AND SUBSIDIARIES

NOTE 16 FINANCIAL DATA OF BUSINESS SEGMENTS

The financial data presented below conforms to SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and depict the profitability, financial position and cash flow of each of GATX's continuing business segments. Segment profitability is presented to reflect operating results inclusive of allocated support expenses from the parent company and interest costs based upon the debt levels shown below.

Financial Services represents GATX Capital Corporation and its subsidiaries and affiliates, which arrange and service the financing of equipment and other capital assets on a worldwide basis, and American Steamship Company, which operates self-unloading vessels on the Great Lakes.

GATX Rail represents GATX Rail Corporation and its foreign subsidiaries and affiliates, which lease and manage tank cars and other specialized railcars.


------------------------------------------------------------------------------------------------------------
                                                FINANCIAL      GATX      CORPORATE      INTER-
IN MILLIONS                                     SERVICES       RAIL      AND OTHER      SEGMENT     TOTAL
------------------------------------------------------------------------------------------------------------
2000
PROFITABILITY
Revenues                                        $  736.4      $  572.0      $  7.3      $(3.9)     $1,311.8
Share of affiliates' earnings                       75.9           3.0          .1         --          79.0
------------------------------------------------------------------------------------------------------------
Gross income                                       812.3         575.0         7.4       (3.9)      1,390.8

Interest expense                                  (182.6)        (52.8)       (7.9)        .7        (242.6)
Depreciation and amortization                     (230.5)       (100.5)       (1.6)      (2.2)       (334.8)
(Loss) income from continuing operations
  before taxes                                     (23.1)        105.9       (29.3)        --          53.5
(Loss) income from continuing operations           (13.7)         65.7       (21.2)        --          30.8
------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Debt                                             2,938.9         760.3       648.4      (38.1)      4,309.5
Equity                                             333.4         359.7       101.5       (5.1)        789.5
Investments in affiliated companies                866.8          83.9          .5         --         951.2
Identifiable assets                              3,950.7       1,669.6       718.9      (75.5)      6,263.7
------------------------------------------------------------------------------------------------------------
ITEMS AFFECTING CASH FLOW
Net cash provided by continuing operations         297.1         151.8         1.2         --         450.1
Portfolio proceeds                                 575.5            --          --         --         575.5
------------------------------------------------------------------------------------------------------------
Total cash provided                                872.6         151.8         1.2         --       1,025.6
Portfolio investments and capital additions      1,552.8         374.8          .8         --       1,928.4
=============================================================================================================



GATX CORPORATION AND SUBSIDIARIES                                             53

----------------------------------------------------------------------------------------------------------------
                                                FINANCIAL      GATX        CORPORATE      INTER-
IN MILLIONS                                     SERVICES       RAIL        AND OTHER      SEGMENT      TOTAL
----------------------------------------------------------------------------------------------------------------
1999
PROFITABILITY
Revenues                                        $  632.9      $  567.1      $   1.9      $  (6.9)     $1,195.0
Share of affiliates' earnings                       60.7           3.8           --           --          64.5
----------------------------------------------------------------------------------------------------------------
Gross income                                       693.6         570.9          1.9         (6.9)      1,259.5
Interest expense                                  (122.4)        (52.6)        (7.3)         2.4        (179.9)
Depreciation and amortization                     (151.9)       (100.1)        (1.4)        (2.1)       (255.5)
Income (loss) from continuing operations
 before taxes                                      117.9         117.5        (25.0)        (1.3)        209.1
Income (loss) from continuing operations            71.0          72.9        (16.7)         (.9)        126.3
----------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Debt                                             2,255.3         831.0        579.7         (8.8)      3,657.2
Equity                                             362.8         327.5        150.7         (5.0)        836.0
Investments in affiliated companies                665.5          91.3           .7           --         757.5
Identifiable assets                              3,088.9       1,693.8        732.1        (85.6)      5,429.2
----------------------------------------------------------------------------------------------------------------

ITEMS AFFECTING CASH FLOW
Net cash provided by continuing operations         161.5         141.4        (15.1)          --         287.8
Portfolio proceeds                                 503.0            --           --           --         503.0
----------------------------------------------------------------------------------------------------------------
Total cash provided (used)                         664.5         141.4        (15.1)          --         790.8
Portfolio investments and capital additions      1,217.8         386.5          1.7           --       1,606.0
================================================================================================================

1998
PROFITABILITY
Revenues                                        $  684.3      $  532.3      $   3.2      $  (4.7)     $1,215.1
Share of affiliates' earnings                       45.8           2.7           --           --          48.5
----------------------------------------------------------------------------------------------------------------
Gross income                                       730.1         535.0          3.2         (4.7)      1,263.6
Interest expense                                  (121.4)        (52.9)        (7.8)         1.6        (180.5)
Depreciation and amortization                     (117.2)        (97.3)        (1.1)         (.8)       (216.4)
Income (loss) from continuing operations
 before taxes                                      121.1         108.5        (27.1)        (2.3)        200.2
Income (loss) from continuing operations            66.5          67.1        (17.9)        (1.5)        114.2
----------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Debt                                             1,717.4         710.4        539.1         (3.9)      2,963.0
Equity                                             304.6         298.3        134.1         (4.1)        732.9
Investments in affiliated companies                570.3          62.2           --           --         632.5
Identifiable assets                              2,443.8       1,539.9        698.3       (100.9)      4,581.1
----------------------------------------------------------------------------------------------------------------

ITEMS AFFECTING CASH FLOW
Net cash provided by continuing operations         148.5         166.1        (16.8)          --         297.8
Portfolio proceeds                                 811.5            --           --         (6.4)        805.1
----------------------------------------------------------------------------------------------------------------
Total cash provided (used)                         960.0         166.1        (16.8)        (6.4)      1,102.9
Capital additions and portfolio investments        857.8         384.8           .8         (7.7)      1,235.7
================================================================================================================


54                                             GATX CORPORATION AND SUBSIDIARIES

NOTE 17 SUBSEQUENT EVENTS

GATX Capital Corporation (GCC), a subsidiary of GATX Corporation and the major part of the Financial Services operating segment, is party to litigation arising from the issuance by the Federal Aviation Administration of Airworthiness Directive 96-01-03 in 1996, the effect of which significantly reduced the amount of freight that ten 747 aircraft were authorized to carry. GATX/Airlog, a California partnership in which a subsidiary of GCC is a partner, through a series of contractors, modified these aircraft from passenger to freighter configuration between 1988 and 1994. GCC reached settlements covering five of the aircraft, and the remaining five are the subject of this litigation.

On February 16, 2001, a jury found that GATX/Airlog breached certain warranties under the applicable aircraft modification agreements, and fraudulently failed to disclose information to the operators of the aircraft. GCC ultimately settled this issue with Evergreen International Airlines, Inc., which had been party to the litigation. On March 1, 2001, the jury awarded the remaining plantiff, Kalitta Air, $47.5 million in damages plus applicable interest. GCC will pursue all means of loss recovery including appeals and insurance coverage.

GATX recorded a pretax charge of $160.5 million in 2000 to accrue for its obligation under the various settlement agreements and management's best estimate of GCC's potential liability under the judgment entered in favor of Kalitta Air.

On March 1, 2001, GATX completed the sale of the majority of Terminals' domestic operations to Kinder Morgan Energy Partners, L.P. The sale included Terminals' domestic terminaling operations and the Central Florida Pipeline Company. The sale of Calnev Pipeline Company to Kinder Morgan Energy Partners, L.P. is expected to close following regulatory approval. Approximately $800 million of the purchase price was realized in conjunction with this portion of the transaction, including approximately $620 million in cash plus the assumption of debt and other liabilities. The remainder of the purchase price will be realized upon closing of the Calnev Pipeline Company sale.

GATX has also completed the sale of substantially all of Terminals' European operations, including the sale of GATX Terminals Antwerpen N.V., a wholly-owned terminal operation based in Antwerp, to Oiltanking GmbH, and the sale of its 50% interest in Terminales Portuarias, S.A. to its partner, Petrofrance Chemie S.A. Additionally, subsequent to year-end, GATX sold various smaller supply chain businesses.

In the fourth quarter of 2000, employees at Rail's four major U.S. service centers rejected the terms of a company-proposed labor contract. As a result of this situation, the amount of work at Rail's service centers declined and the use of third-party contract shops increased. On February 26, 2001, employees at Rail's domestic service centers approved a new labor contract. Subsequent to December 31, 2000, Rail decided to shut down the service center located in East Chicago, Indiana. The three remaining service centers were not affected by this decision.

GATX CORPORATION AND SUBSIDIARIES                                             55

CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED) AND COMMON STOCK INFORMATION

-----------------------------------------------------------------------------------------------------------------------
                                                  FIRST        SECOND         THIRD        FOURTH
IN MILLIONS, EXCEPT PER SHARE DATA              QUARTER       QUARTER       QUARTER       QUARTER(b)           TOTAL
-----------------------------------------------------------------------------------------------------------------------
2000
Gross income                                    $309.0        $342.5         $364.3         $375.0           $1,390.8
Ownership costs and operating expenses
 from continuing operations                      204.4         233.7          244.4          262.4              944.9
Income (loss) from continuing operations          37.6          32.4           37.6          (76.8)              30.8
Income from discontinued operations                3.0           9.1            7.5           16.2               35.8
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                               $ 40.6        $ 41.5         $ 45.1         $(60.6)          $   66.6
-----------------------------------------------------------------------------------------------------------------------

PER SHARE DATA:(a)
Basic:
 Income (loss) from continuing operations       $  .78        $  .68         $  .79         $(1.61)          $    .64
 Income from discontinued operations               .06           .19            .16            .34                .75
-----------------------------------------------------------------------------------------------------------------------
   Total                                        $  .84        $  .87         $  .95         $(1.27)          $   1.39
Diluted:
 Income (loss) from continuing operations       $  .76        $  .67         $  .78         $(1.60)          $    .63
 Income from discontinued operations               .06           .19            .15            .33                .74
-----------------------------------------------------------------------------------------------------------------------
   Total                                        $  .82        $  .86         $  .93         $(1.27)          $   1.37
=======================================================================================================================

1999
Gross income                                    $303.1        $331.1         $314.1         $311.2           $1,259.5
Ownership costs and operating expenses
 from continuing operations                      202.1         220.0          201.7          212.2              836.0
Income from continuing operations                 31.6          32.6           36.4           25.7              126.3
Income from discontinued operations                7.6           5.5            5.8            6.1               25.0
-----------------------------------------------------------------------------------------------------------------------
Net income                                      $ 39.2        $ 38.1         $ 42.2         $ 31.8           $  151.3
-----------------------------------------------------------------------------------------------------------------------
PER SHARE DATA:(a)
Basic:
 Income from continuing operations              $  .63        $  .66         $  .74         $  .53           $   2.56
 Income from discontinued operations               .16           .11            .11            .12                .51
-----------------------------------------------------------------------------------------------------------------------
   Total                                        $  .79        $  .77         $  .85         $  .65           $   3.07
Diluted:
 Income from continuing operations              $  .63        $  .64         $  .72         $  .52           $   2.51
 Income from discontinued operations               .15           .11            .11            .12                .50
-----------------------------------------------------------------------------------------------------------------------
   Total                                        $  .78        $  .75         $  .83         $  .64           $   3.01
=======================================================================================================================



(a) Quarterly earnings per share results may not be additive, as per share amounts are computed independently for each quarter and the full year is based on the respective weighted average common shares and common stock equivalents outstanding.

(b) The provision for litigation was $160.5 million on a pretax basis, $97.6 million on an after-tax basis.

COMMON STOCK INFORMATION -- GATX common stock is listed on the New York and Chicago Stock Exchanges under ticker symbol GMT. The approximate number of common stock holders of record as of March 8, 2001 was 3,590. The following table shows the reported high and low sales price of GATX common shares on the New York Stock Exchange, which is the principal market for GATX shares, and the dividends declared per share:

-------------------------------------------------------------------------------------
                                                                 2000        1999
                      2000       2000      1999      1999      DIVIDENDS   DIVIDENDS
COMMON STOCK          HIGH        LOW      HIGH       LOW       DECLARED    DECLARED
-------------------------------------------------------------------------------------
First quarter      $   40.25  $   28.38  $   40.63  $   32.00  $   .30  $    .275
Second quarter         38.75      33.13      40.69      28.06      .30       .275
Third quarter          45.19      34.13      40.88      30.25      .30       .275
Fourth quarter         50.50      36.31      35.94      29.00      .30       .275
-------------------------------------------------------------------------------------


56                                             GATX CORPORATION AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA (5-YEAR SUMMARY)

-----------------------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT PER SHARE DATA
YEAR ENDED OR AT DECEMBER 31              2000(a)         1999           1998         1997((b)          1996
-----------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Gross income                            $  1,390.8     $  1,259.5     $  1,263.6     $  1,197.0      $    889.4
Costs and expenses                         1,337.3        1,050.4        1,063.4        1,027.6           740.2
-----------------------------------------------------------------------------------------------------------------

Income from continuing operations
 before income taxes                          53.5          209.1          200.2          169.4           149.2
Income taxes                                  22.7           82.8           86.0           66.8            60.1
-----------------------------------------------------------------------------------------------------------------
Income from continuing operations             30.8          126.3          114.2          102.6            89.1
Income from discontinued operations           35.8           25.0           17.7         (153.5)           13.6
NET INCOME (LOSS)                       $     66.6     $    151.3     $    131.9     $    (50.9)     $    102.7
=================================================================================================================

PER SHARE DATA

Basic:
 Income from continuing operations      $      .64     $     2.56     $     2.32     $     2.15      $     1.93
 Income (loss) from
   discontinued operations                     .75            .51            .36          (3.43)            .29
-----------------------------------------------------------------------------------------------------------------
TOTAL                                   $     1.39     $     3.07     $     2.68     $    (1.28)     $     2.22
-----------------------------------------------------------------------------------------------------------------

Average number of common shares
 (in thousands)                             47,880         49,296         49,178         45,084          40,379
Diluted:
 Income from continuing operations      $      .63     $     2.51     $     2.27     $     2.06      $     1.82
 Income (loss) from
   discontinued operations                     .74            .50            .35          (3.34)            .28

TOTAL                                   $     1.37     $     3.01     $     2.62     $    (1.28)     $     2.10
-----------------------------------------------------------------------------------------------------------------
Average number of common shares
 and common share equivalents
 (in thousands)                             48,753         50,301         50,426         45,084          48,924
Dividends declared per share
 of common stock                        $     1.20     $     1.10     $     1.00     $      .92      $      .86
=================================================================================================================

FINANCIAL CONDITION
Assets                                  $  6,263.7     $  5,429.2     $  4,581.1     $  4,583.8      $  4,307.6
Long-term debt and
 capital lease obligations                 3,752.3        3,280.2        2,663.1        2,674.1         2,493.9
Shareholders' equity                         789.5          836.0          732.9          655.4           774.9
=================================================================================================================


(a) The 2000 provision for litigation was $160.5 million on a pretax basis, $97.6 million on an after-tax basis.

(b) The 1997 restructuring charge was $224.8 million on a pretax basis, $162.8 million on an after-tax basis.


GATX CORPORATION AND SUBSIDIARIES                                             57

GATX LOCATIONS OF OPERATIONS

FINANCIAL SERVICES                                Hearne, Texas
                                                  Tierra Blanca, Mexico
HEADQUARTERS                                      Red Deer, Alberta
                                                  Sarnia, Ontario
San Francisco, California                         Montreal, Quebec
                                                  Moose Jaw, Saskatchewan
OFFICES
                                                  MINI SERVICE CENTERS
Lafayette, California
Farmington, Connecticut                           Macon, Georgia
Tampa, Florida                                    Terre Haute, Indiana
Chicago, Illinois                                 Geismar, Louisiana
Williamsville, New York                           Plaquemine, Louisiana
Toledo, Ohio                                      Midland, Michigan
Seattle, Washington                               Cincinnati, Ohio
Sydney, Australia                                 Catoosa, Oklahoma
Toulouse, France                                  Copper Hill, Tennessee
Frankfurt, Germany                                Freeport, Texas (2)
Tokyo, Japan                                      Cd. Valles, Mexico
Toronto, Ontario                                  Coatcacoalcos, Mexico
Singapore, Republic of Singapore                  Guaymas, Mexico
London, United Kingdom                            Hibueras, Mexico
                                                  Miramar, Mexico
AFFILIATES                                        Monterrey, Mexico
                                                  Orizaba, Mexico
San Francisco, California                         Tlalnepantla, Mexico
La Grange, Illinois
Sydney, Australia                                 MOBILE SERVICE UNITS
Bad Homburg, Germany
Dublin, Ireland                                   Mobile, Alabama
Zug, Switzerland                                  Colton, California
Zurich, Switzerland                               Lake City, Florida
Elstree, United Kingdom                           East Chicago, Indiana
London, United Kingdom                            Norco, Louisiana
Woking, United Kingdom                            Carteret, New Jersey
                                                  Las Cruces, New Mexico
GATX RAIL                                         Albany, New York
                                                  Masury, Ohio
HEADQUARTERS                                      Galena Park, Texas
                                                  Nederland, Texas
Chicago, Illinois                                 Olympia, Washington
                                                  Altamira, Mexico
BUSINESS OFFICES                                  Coatcacoalcos, Mexico
                                                  Guaymas, Mexico
Valencia, California                              Edmonton, Alberta
Atlanta, Georgia                                  Red Deer, Alberta
Chicago, Illinois                                 Vancouver, British Columbia
Hackensack, New Jersey                            Montreal, Quebec
Philadelphia, Pennsylvania                        Moose Jaw, Saskatchewan
Pittsburgh, Pennsylvania
Houston, Texas                                    AFFILIATES
Mexico City, Mexico
Calgary, Alberta                                  Vienna, Austria
Toronto, Ontario                                  Hamburg, Germany
Montreal, Quebec                                  Zug, Switzerland

MAJOR SERVICE CENTERS

Colton, California
Waycross, Georgia
East Chicago, Indiana


58                                             GATX CORPORATION AND SUBSIDIARIES

GATX DIRECTORS AND OFFICERS

GATX BOARD OF DIRECTORS                                     MILES L. MARSH(2,3)
                                                            Former Chairman and Chief Executive Officer,
ROD F. DAMMEYER (2,4)                                       Fort James Corporation
President,
CAC llc                                                     MICHAEL E. MURPHY(2,4)
                                                            Retired; Former Vice Chairman
JAMES M. DENNY(2,3)                                         and Chief Administrative Officer,
Retired; Former Managing Director,                          Sara Lee Corporation
William Blair Capital Partners, LLC
                                                            JOHN W. ROGERS, JR.(1,4)
RICHARD FAIRBANKS(1,3)                                      Chairman and Chief Executive Officer,
Counselor,                                                  Ariel Capital Management, Inc.
Center for Strategic & International Studies
                                                            RONALD H. ZECH
WILLIAM C. FOOTE(1,3)                                       Chairman, President and Chief Executive Officer,
Chairman, President and Chief Executive Officer,            GATX Corporation
USG Corporation
                                                            (1) Member, Audit Committee
DEBORAH M. FRETZ(1,4)                                       (2) Member, Compensation Committee
Senior Vice President,                                      (3) Member, Nominating Committee
Mid-Continent Refining, Marketing & Logistics,              (4) Member, Retirement Funds Review Committee
Sunoco, Inc.


GATX OFFICERS                                               RONALD J. CIANCIO
                                                            Vice President, General Counsel and Secretary
(left to right)
                                                            CLIFFORD J. PORZENHEIM
WILLIAM J. HASEK                                            Vice President, Corporate Strategy
Treasurer
                                                            (pictured on page 5)
WILLIAM M. MUCKIAN
Controller and Chief Accounting Officer                     RONALD H. ZECH
                                                            Chairman, President and Chief Executive Officer
GAIL L. DUDDY
Vice President, Human Resources                             BRIAN A. KENNEY
                                                            Vice President and Chief Financial Officer



GATX CORPORATION AND SUBSIDIARIES                                             59

GATX CORPORATE INFORMATION


ANNUAL MEETING                                                        GATX Corporation welcomes and encourages questions
                                                                      and comments from its shareholders, potential investors,
Friday, April 27, 2001, 9:00 a.m.                                     financial professionals and the public at large. To better
Northern Trust Company                                                serve interested parties, the following GATX personnel
Assembly Room, 6th Floor                                              may be contacted by letter, telephone, e-mail and/or fax.
50 South LaSalle Street
Chicago, Illinois 60675                                               Requests for information or brochures may be made
                                                                      through GATX's website. Many GATX publications
FINANCIAL INFORMATION AND PRESS RELEASES                              may be directly viewed or downloaded from this site.
A copy of the company's Annual Report on Form 10-K
for 2000 and selected other information are available                 TO REQUEST PUBLISHED FINANCIAL INFORMATION
without charge.                                                       AND FINANCIAL REPORTS, CONTACT:

Corporate information and press releases may be found                 GATX Corporation
at http://www.gatx.com. A variety of current and histor-              Investor Relations Department
ical financial information, press releases and photographs            500 West Monroe Street
are available at this site.                                           Chicago, Illinois 60661-3676
                                                                      Telephone: (800) 428-8161
GATX press releases may be obtained by accessing                      E-mail: ir@gatx.com
PR Newswire Company's News On-Call automated fax
service at (800) 758-5804. The company identification                 AUTOMATED REQUEST LINE FOR MATERIALS:
number for GATX is 105121.                                            (312) 621-6300

INQUIRIES                                                             ANALYSTS, INSTITUTIONAL SHAREHOLDERS AND
                                                                      FINANCIAL COMMUNITY PROFESSIONALS:
Inquiries regarding dividend checks, the dividend
reinvestment plan, stock certificates, replacement of                 Robert C. Lyons, Director of Investor Relations
lost certificates, address changes, account consolida-                Telephone: (312) 621-6633
tion, transfer procedures and year end tax information                E-mail: rclyons@gatx.com
should be addressed to GATX Corporation's Transfer
Agent and Registrar:                                                  INDIVIDUAL INVESTORS' INQUIRIES:

Mellon Investor Services LLC                                          Irma Dominguez, Investor Relations Coordinator
Overpeck Centre                                                       Telephone: (312) 621-8799
85 Challenger Road                                                    Fax: (312) 621-6648
Ridgefield Park, NJ 07660                                             E-mail: irma.dominguez@gatx.com
Telephone: (800) 851-9677
TDD for Hearing Impaired: (800) 231-5469                              QUESTIONS REGARDING SALES, SERVICE, LEASE
Foreign Shareholders: (201) 329-8660                                  INFORMATION, OR CUSTOMER SOLUTIONS:
TDD Foreign Shareholders: (201) 329-8354
Internet: http://www.mellon-investor.com                              E-mail: cs@gatx.com
                                                                      GATX Rail: (312) 621-6564
INFORMATION RELATING TO SHAREHOLDER OWNERSHIP,                        GATX Capital: (415) 955-3200
DIVIDEND PAYMENTS, OR SHARE TRANSFERS:
                                                                      INDEPENDENT AUDITORS
Lisa M. Ibarra, Assistant Secretary                                   Ernst & Young LLP
Telephone: (312) 621-6603
Fax: (312) 621-6647
E-mail: lmibarra@gatx.com

                                                                      Design by Addison www.addison.com
                                                                      Executive Photography by Charlie Westerman
                                                                      Origami Photography by Howard Bjornson
                                                                      Printing by Lithographix, Inc.

                                                                      [RECYCLING LOGO] This annual report is printed on
                                                                                       recycled papers.



60                                             GATX CORPORATION AND SUBSIDIARIES